Form 20-F
period 2002-12-31
ARACRUZ CELLULOSE S A
filed 2003-06-30
CIK 883952

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                           Commission File No. 1-11005
                              ARACRUZ CELULOSE S.A.
             (Exact name of Registrant as specified in its charter)

                                Aracruz Cellulose
                 (Translation of Registrant's name into English)

                          Federative Republic of Brazil
                 (Jurisdiction of incorporation or organization)
                        Rua Lauro Muller, 116, 40th floor
                      22299-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)
                                ________________

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.

Title of each class:                                         Name of each exchange on which registered:
Class B Stock, without par value                                     New York Stock Exchange*
American Depositary Shares (as evidenced by American                 New York Stock Exchange
     Depositary Receipts), each representing ten shares of
     Class B Stock

__________________
* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
                                ________________

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act.

                                      None
                                ________________

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      None
                                ________________

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                        455,390,699        Shares of Common Stock
                          40,326,290       Shares of Class A Stock
                        536,837,131        Shares of Class B Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes     |X|         No      |_|

     Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 |_|         Item 18 |X|

     Please send copies of notices and communications from the Securities and Exchange Commission to:
                             Richard S. Aldrich, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022

                                TABLE OF CONTENTS
                                                                            Page


                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................3
ITEM 3. KEY INFORMATION........................................................3
ITEM 4. INFORMATION ON ARACRUZ................................................13
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................32
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................43
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................47
ITEM 8. FINANCIAL INFORMATION.................................................50
ITEM 9. THE OFFER AND LISTING ................................................55
ITEM 10. ADDITIONAL INFORMATION...............................................58
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........67
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............68

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................68
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS......................................68
ITEM 15. CONTROLS AND PROCEDURES..............................................69
ITEM 16. RESERVED.............................................................69

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.................................................69
ITEM 18. FINANCIAL STATEMENTS.................................................69
ITEM 19. EXHIBITS.............................................................69

                                  INTRODUCTION

     Unless otherwise specified, all references in this annual report to:

     o    "U.S. dollars," "$" or "US$" are to United States dollars;

     o "reais," "real" or "R$" are to Brazilian reais, the official currency of Brazil;

     o "Brazilian government" are to the federal government of the Federative Republic of Brazil;

     o "consolidated financial statements" are to the Consolidated Financial Statements of Aracruz Celulose S.A. at December 31, 2001 and 2002 and the corresponding Report of Independent Accountants;

     o the "Company," "Aracruz," "we," "us" and "our" are to Aracruz Celulose S.A. and its consolidated subsidiaries (unless the context otherwise requires);

     o "our preferred shares" and "our common shares" are to our authorized and outstanding preferred stock and common stock, respectively;

     o "Class A Stock" and "Class B Stock" are to our non-voting preferred stock class A (acoes preferenciais classe A) and non-voting preferred stock class B (acoes preferenciais classe B), respectively, which together are referred to as the Preferred Shares; and

     o    "tons" are to metric tons of 1,000 kilograms each.

     As used in this annual report, one hectare equals approximately 2.471 acres, one kilogram equals approximately 2.2 pounds and one kilometer equals approximately 0.621 miles.

     Unless otherwise indicated,

     o all references in this annual report to percentages, tons and U.S. dollar or real amounts of pulp are to "market pulp";

     o all share data in this annual report have been adjusted to reflect a change effective March 17, 1997 in the number of shares of Class B Stock underlying each American Depositary Shares, or ADS, from five shares of Class B Stock per ADS to ten shares of Class B Stock per ADS, or the ADS Ratio Change; and

     o amounts in reais stated at a particular date and followed by U.S. dollar equivalents have been converted using the reais to U.S. dollars commercial selling rate in effect on such date.

                           FORWARD-LOOKING STATEMENTS

     This annual report contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expect," may," "are expected to," "will," "will allow," "will continue," "will likely result," "should," "would be," "seek," "approximately," "intend," "plan," "project," "estimate" or "anticipate," or similar expressions or the negative thereof or other variations thereof of comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included herein with respect to future operations, financial condition, financial performance or other financial or statistical matters constitute forward-looking statements. Those forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be realized. Such statements appear in a number of places in this annual report, including, without limitation, the information set forth under the headings "Item 3D. Risk Factors," "Item 4B. Business Overview" and "Item 5. Operating and Financial Review and Prospects," and include statements regarding our intent, belief or current expectations or those of our directors or our executive officers with respect to:

     o general economic, political and business conditions, both in Brazil and in our principal export markets,

     o    the declaration or payment of dividends,

     o    our direction and future operation,

     o the implementation of our principal operating strategies, including our potential participation in acquisition or joint venture transactions or other investment opportunities,

     o the implementation of our financing strategy and capital expenditure plans,

     o    the development of solid wood products, or

     o the factors or trends affecting the pulp and paper market (including its cyclical nature and our financial condition or results of operations).

     Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, as a result of various factors. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements, which speak only as of the date hereof.

     We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by the International Pulp Statistical Committee, which includes the American Forest Paper Association, the Canadian Pulp & Paper Association, the Finnish Forest Industry Federation and the Brazilian Pulp and Paper Association, or Bracelpa, and reports published by Hawkins Wright Ltd., or Hawkins Wright. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

     Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Because we exported around 98% of our production in 2002 and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is the most appropriate currency in which to present our financial statements. Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars beginning in 1994. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

     During 1997, the 36-month cumulative rate of inflation in Brazil fell below the 100% threshold, and our management determined the Brazilian economy to have ceased being a highly inflationary economy as of the fourth quarter of 1997. Accordingly, our management reevaluated our economic profile and our operations and determined that the U.S. dollar should remain as our functional currency, in accordance with the criteria established by SFAS 52. Our transition from a highly inflationary environment to a non-highly inflationary accounting environment as of and from January 1, 1998, had no financial reporting effect on our results of operations and financial position, because our reporting currency (which has been, since 1994, the U.S. dollar) was also our functional currency under highly inflationary conditions according to SFAS 52.

     Pursuant to SFAS 52 as it applies to us, inventories, property, plant and equipment, accumulated depreciation and stockholders' equity are remeasured at historical rates of exchange, and other assets and liabilities denominated in reais are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the applicable exchange rate on the date of sale. Cost of sales, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other statement of operations accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

     In our 1999, 2000, 2001 and 2002 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of operations as single line items. The financial information presented below for the period ended December 31, 1998 has been reclassified to reflect such remeasurement. Previously, such gains or losses were allocated to the statements of operations line items to which they relate. These allocations have no effect on net income or loss.

     We publish our financial statements in Brazil in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP, as applied to us, are related to disclosure requirements. In addition, for all financial statements prepared for any period ended after January 1, 1996, Law No. 9,249/95 has abolished the requirement that companies apply monetary correction to their financial statements, which was previously required by Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporate law. Accordingly, our Brazilian GAAP financial statements at and for the years ended 1998, 1999, 2000, 2001 and 2002 are not adjusted to account for the effects of inflation. Our taxes and dividends are determined on the basis of Brazilian GAAP financial statements.

     During the first quarter of 2001, in an effort to conform our reporting practices to those commonly used in the industry, we changed the classification of freight costs in the statement of income. As a result of this change, ocean freight and insurance charges, which had previously been classified as a reduction to export sales of eucalyptus pulp, together with inland freight charges, previously classified as selling expenses, are now classified as a component of cost of sales. Additionally, certain administrative expenses were identified as indirectly related to the production process and, beginning January 1, 2001, classified as a component of cost of sales. Historical information herein with respect to 1998, 1999 and 2000 was reclassified accordingly. Therefore, some information may differ from the condensed financial statements published elsewhere.

     The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP financial statements as of December 31, 2000, 2001 and 2002 appear elsewhere herein, together with the report of PricewaterhouseCoopers Auditores Independentes, Rio de Janeiro, Brazil, independent accountants. The selected financial information at December 31, 1998, 1999 and 2000 has been derived from our U.S. GAAP financial statements, not included in this annual report. The selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

                                                                     For the Year Ended December 31,
                                                   ------------------------------------------------------------------
                                                       1998          1999          2000          2001         2002
                                                   ------------  ------------  ------------  ------------  ----------
                                                       (thousands of U.S. dollars, except number of shares and per share amounts)
Statement of Operations
Operating Revenues
   Sales of eucalyptus pulp
      Domestic.................................       $38,449       $33,796       $43,601       $23,579     $17,126
      Export...................................       503,836       596,242       800,634       583,365     700,622
                                                   ------------  ------------  ------------  ------------  ----------
   Total sales.................................      $542,285      $630,038      $844,235      $606,944    $717,748
   Sales taxes and other reductions............       (39,490)      (43,459)      (63,240)      (32,589)    (48,765)
                                                   ------------  ------------  ------------  ------------  ----------
   Net operating revenues......................      $502,795        $6,579      $780,995      $574,355    $668,983

Operating costs and expenses
   Cost of sales...............................      $414,874      $375,513      $412,313      $420,606    $468,875
   Selling.....................................        28,329        25,311        21,492        23,253      28,242
   Administrative..............................        29,560        18,354        22,454        22,012      22,302
    Provision for loss on ICMS credit..........             -             -             -        10,754      45,093
   (Gain)/Loss and provision for loss sale of
     property, plant and equipment and
     spare-parts inventories...................        18,902        26,153         4,826         9,555       1,534
   Other, net..................................         9,286         6,907         7,152         5,252       7,434
                                                   ------------  ------------  ------------  ------------  ----------
   Total operating costs and expenses..........      $500,951      $452,238      $468,237      $491,432    $573,480
                                                   ------------  ------------  ------------  ------------  ----------

Operating income                                       $1,844      $134,341     $312,758        $82,923     $95,503
                                                   ------------  ------------  ------------  ------------  ----------

Non-operating (income) expenses
   Equity in results of affiliated company.....             -             -         1,313        (1,195)     (6,076)
   Financial income............................     $(104,840)    $(100,692)     $(64,849)     $(54,749)   $(61,611)
   Financing expense...........................       120,955       120,336       101,461        70,215      82,014
   Loss (gain) on currency remeasurement, net..         7,780         7,454        (8,812)       18,029     (14,888)
   Other, net..................................          (192)         (209)         (131)         (214)       (276)
                                                   ------------  ------------  ------------  ------------  ----------
   Total other income..........................       $23,703       $26,889       $28,982       $32,086       $(837)
                                                   ------------  ------------  ------------  ------------  ----------

Income (loss) before income taxes                    $(21,859)     $107,452      $283,776       $50,837     $96,340

Income tax expense (benefit)
   Current.....................................       $(9,573)       $8,980       $40,461       $35,722    $(23,988)
   Deferred....................................       (15,733)        7,699        41,604        (2,992)      8,415
                                                   ------------  ------------  ------------  ------------  ----------
   Total.......................................      $(25,306)      $16,679       $82,065       $32,730    $(15,573)
                                                   ------------  ------------  ------------  ------------  ----------

Net income.....................................        $3,447       $90,773      $201,711       $18,107    $111,913
                                                   ============  ============  ============  ============  ==========

                                                                    For the Year Ended December 31,
                                                  -------------------------------------------------------------------
                                                      1998          1999          2000          2001         2002
                                                  ------------  ------------  ------------  ------------  -----------
                                                      (thousands of U.S. dollars, except number of shares and per share amounts)

Earnings per share(1)
   Class A Stock...............................       $0.09         $0.09         $0.20         $0.05        $0.11
   Class B Stock...............................        0.00          0.09          0.20          0.02         0.11
   Common Stock................................        0.00          0.08          0.18          0.01         0.10

Dividends per share
   Class A Stock...............................      $0.09(2)      $0.06(3)      $0.06(4)      $0.06(5)     $0.08(6)
   Class B Stock...............................       0.02(2)       0.02(3)       0.06(4)       0.06(5)     $0.08(6)
   Common Stock................................       0.02(2)       0.01(3)       0.05(4)       0.06(5)     $0.07(6)

Weighted-average number of shares
   outstanding (thousands of shares)
   Class A Stock...............................      41,007         40,979        40,903        40,651       40,395
   Class B Stock...............................     564,374        553,279       552,889       536,512      536,768
   Common Stock................................     454,908        454,908       454,908       454,908      454,908
                                                  ------------  ------------  ------------  ------------  ----------
   Total.......................................   1,060,289      1,049,166     1,048,700     1,032,071    1,032,071
                                                  ============  ============  ============  ============  ==========

_____________
(1) Holders of Class B Stock have no dividend preference. Holders of Class A Stock are entitled to an annual preferential dividend.
(2)  Including the dividend declared on April 17, 1998 and paid on May 11, 1998.
(3) Including the dividend declared on March 25, 1999 and paid on April 22, 1999.
(4) Including the dividend declared on April 5, 2000 and paid on April 30, 2000.
(5) Including the dividend declared on March 30, 2001 and paid on April 12, 2001.
(6) Including the dividend declared on April 30, 2002 and paid on May 13, 2002. The annual shareholders' meeting held on April 29, 2003 defined dividends with respect to 2002 in the amount of US$107.7 million, which were paid on May 15, 2003.

                                                                            At December 31,
                                                 --------------------------------------------------------------------
                                                     1998          1999          2000          2001           2002
                                                 ------------  ------------  ------------  ------------  ------------
                                                                      (thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents...................       $ 151,886    $ 312,590      $ 18,091       $ 20,125      $ 25,474
Other current assets........................         182,028      190,889       261,815        215,199       250,487
Debt securities available for sale..........         696,404      189,480       323,032        405,493       248,455
Property, plant and equipment, net..........       1,892,451    1,702,747     1,664,322      1,913,191     2,000,071
Investment in affiliated company............               -            -        79,698         80,893        87,107
Other assets................................         277,720      205,297       107,500        143,296        87,220
                                                 ------------  ------------  ------------  ------------  ------------
Total assets................................      $3,200,489   $2,601,003    $2,454,458     $2,778,197    $2,698,814
                                                 ============  ============  ============  ============  ============
Short-term debt.............................         821,157      473,652       272,042        325,855       182,680
Other current liabilities...................          39,312       40,174        55,035         99,425        55,824
Long-term debt..............................         730,939      392,354       278,873        537,183       611,091
Other long-term liabilities.................          41,917       41,511        75,387         78,004        88,656
Stockholders' equity........................       1,567,164    1,653,312     1,773,121      1,737,730     1,760,563
                                                 ------------  ------------  ------------  ------------  ------------
Total liabilities and stockholders' equity..      $3,200,489   $2,601,003    $2,454,458     $2,778,197    $2,698,814
                                                 ============  ============  ============  ============  ============

Exchange Rates

     The purchase and sale of foreign currency in Brazil is subject to governmental control. There are two foreign exchange markets in Brazil that are subject to regulation by the Central Bank of Brazil, or the Central Bank, both of which operate at free floating rates:

     o the free rate foreign exchange market, also known as the commercial market; and

     o    the "floating" rate foreign exchange market.

     In 1999, the Central Bank unified the operational limits applicable to both markets. However, each market continues to be governed by specific regulations. Most trade and financial foreign exchange transactions are carried out on the commercial market. These transactions include the purchase or sale of Class B Stock or the payment of the dividends or interest with respect to Class B Stock. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

     From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar, pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

     Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure on the real did not ease, on January 15, 1999, the Central Bank allowed the real to float freely. On June 26, 2003, the commercial selling rate was R$2.8491 per US$1.00. We cannot assure you that the real will not appreciate or depreciate substantially in the near future.

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

                                                                      Exchange Rate of R$ per US$
                                                    ----------------------------------------------------------------
  Year ended December 31,                                 Low            High         Average(1)       Year-End
  -----------------------                                 ---            ----         -------          --------

  1998.............................................      1.1165          1.2087          1.1611          1.2087
  1999.............................................      1.2078          2.1647          1.8158          1.7890
  2000.............................................      1.7234          1.9847          1.8295          1.9554
  2001.............................................      1.9357          2.8007          2.3420          2.3204
  2002.............................................      2.2709          3.9552          2.9309          3.5333

  ----------------------------
Source: Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.
(1) Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

                                                                       Exchange Rate of R$ per US$
                                                                       ---------------------------
                                                                          Low               High
                                                                          ---               ----
  Month Ended
  -----------
  December 31, 2002................................................     3.4278             3.7980
  January 31, 2003.................................................     3.2758             3.6623
  February 28, 2003................................................     3.4930             3.6580
  March 31, 2003...................................................     3.3531             3.5687
  April 30, 2003...................................................     2.8898             3.3359
  May 31, 2003.....................................................     2.8653             3.0277
  June 2003 (until June 26, 2003)..................................     2.8491             2.9780

  ----------------------
Source: Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

     We pay cash dividends and make other cash distributions with respect to the Class B Stock in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by holders of ADSs on conversion by the depositary of our ADSs, or the Depositary, of such distributions into U.S. dollars for payment to holders of ADSs. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the real price of the Class B Stock on the Brazilian stock exchange. For additional information, see "Item 10D. Exchange Controls." For information on dividends, see "Item 8A. Consolidated Statements and Other Financial Information--Dividend Policy and Dividends."

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

Risk Factors Relating to Brazil

     Brazilian political and economic conditions have a direct impact on our business and the market price of our preferred shares and ADSs.

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government's actions to control inflation and institute other policies have included wage and price controls, currency devaluations, capital controls, and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

     o    currency fluctuations,

     o    inflation,

     o    price instability,

     o    interest rates,

     o    tax policy,

     o    energy shortages in Brazil, and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     At the end of 2002, Brazil elected a new president from the Workers' Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to and following his election, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and the continued devaluation of the real. Although the new government has not yet departed in any material way from previous policies, it is premature to determine what policies might be implemented, whether these policies will be effective, how these policies might impact us and how investors and the capital markets will react to them. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.

     Because a portion of our revenues and a significant portion of our assets are denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future devaluations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See "--Selected Financial Data--Exchange
Rates."

     Our cash operating expenses are substantially denominated in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and, assuming constant U.S. dollar sales prices, our profit margins may decrease. As expressed in reais, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currencies.

     The real devalued against the U.S. dollar by 9.3% in 2000. During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 18.7%. In 2002, the depreciation of the real relative to the U.S. dollar totaled 52%, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown. From January 1, 2003 through May 31, 2003, the real appreciated 16%.

     The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, it is not possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, and what impact such an event might have on our operations.

     Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See "--Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets." Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of our preferred shares and ADSs.

     In addition, political and economic uncertainty resulting from the new president elected in October 2002 may have an adverse effect on the Brazilian financial and capital markets, including the foreign exchange market. See "--Brazilian political and economic conditions have a direct impact on our business and the market price of our preferred shares and ADSs."

     Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation and public speculation about possible future measures, has in the past had significant negative effects on the Brazilian economy. Our cash operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and, assuming constant U.S. dollar sales prices, our profit margins may decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See "Item 5. Operating and Financial Review and Prospects--Brazilian Economic Environment."

     We may be impacted by governmental actions affecting the Brazilian markets and economy.

     The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, Banco Nacional de Desenvolvimento Economico e Social - BNDES, which is owned by the Brazilian government, indirectly owned approximately 12.5% of our common stock as of December 31, 2002 and has, through a subsidiary, advanced approximately 33.33% of our total consolidated indebtedness as of such date. See "Item 7B. Related Party Transactions."

     Developments in other emerging markets, including Argentina and Venezuela, may adversely affect the market price of our preferred shares and ADSs.

     The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have, at times, significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

     For example, in 2001 after a prolonged recession followed by political instability, the Argentine government announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social conditions, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 237% devaluation against the U.S. dollar. The situation in Argentina has negatively affected investors' perceptions of Brazilian securities.

     The recent political crisis in Venezuela may also influence investors' perception of risk in Brazil. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at a favorable interest rate or to raise equity capital when and if there is a need. Adverse developments in Argentina, Venezuela or in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

Risks Relating to our Preferred Shares and ADSs

     Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

     You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian government imposed remittance restrictions for a number of months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of our preferred shares into U.S. dollars and remitting the U.S. dollars abroad. We cannot ensure that the Brazilian government will not take similar measures in the future. See "Item 10D. Exchange Controls." Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required Brazilian governmental approval for conversion of real payments and remittances abroad in respect of the shares of Class B Stock underlying the ADSs. In such case, the Depositary will hold the reais it cannot convert for the account of the ADS holders who have not been paid.

     Exchanging ADSs for the underlying Class B Stock may have unfavorable consequences.

     The Brazilian custodian for our Class B Stock, or the Custodian, must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying Class B Stock, you will be entitled to continue to rely--for five business days from the date of the exchange--on the ADS Depositary's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Stock, or distributions relating to the Class B Stock, unless you obtain your own electronic certificate of registration pursuant to Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, known as Resolution 2,689, which entitles foreign investors to buy and sell on the Sao Paulo stock exchange. If you do not obtain a certificate of registration under Resolution 2,689, you may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of Class B Stock or distributions with respect thereto, and you will generally be subject to less favorable tax treatment on gains with respect to the Class B Stock. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissao de Valores Mobiliarios, or the CVM. These expenses or delays could adversely impact your ability to remit dividends or distributions relating to the Class B Stock or the return of your capital outside of Brazil in a timely manner. If you decide to exchange your Class B Stock back into ADSs once you have registered your investment in the Class B Stock, you may deposit your Class B Stock with the Custodian and rely on the Depositary's certificate of registration, subject to certain conditions. See "Item 10D. Exchange Controls." We cannot assure you that the Depositary's certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, the disposition of the underlying Class B Stock or the repatriation of the proceeds from disposition could not be imposed in the future.

     The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

     Investments in securities, such as the Class B Stock or the ADSs, of issuers from emerging market countries including Brazil involve a higher degree of risk than investing in securities of issuers from more developed countries.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders' ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$124 billion as of December 31, 2002, and an average monthly trading volume of approximately US$4.1 billion in 2002. In comparison, the NYSE had a market capitalization of US$9.7 trillion as of December 31, 2002, and an average monthly trading volume of approximately US$859 billion for 2002.

     There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 46.8% of the aggregate market capitalization of BOVESPA as of December 31, 2002. The top ten stocks in terms of trading volume accounted for approximately 56.5% of all shares traded on BOVESPA.

     Because we are subject to specific rules and regulations as a Brazilian company, holders of our ADSs have fewer and less well defined shareholders' rights than investors in U.S. companies.

     Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions taken by our board of directors or the holders of common shares may be fewer and less well defined than under the laws of other jurisdictions outside Brazil.

     Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions. For example, certain provisions of the U.S. Sarbanes-Oxley Act of 2002 that apply to U.S. companies do not apply to us. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. When compared to Delaware general corporation law, the Brazilian corporate law and practice have less detailed and less well established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have the necessary standing to bring shareholders' derivative suits. Shareholders ordinarily do not have standing to bring a class action.

     Also, in accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances. See "Item 10B. Memorandum and Articles of Association."

     You may not be able to exercise preemptive rights.

     You may not be able to exercise the preemptive rights relating to the Class B Stock underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure investors that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, investors may receive only the net proceeds from the sale of their preemptive rights by the Depositary, or if the preemptive rights cannot be sold, they will be allowed to lapse.

Risk Factors Relating to Aracruz and the Pulp Industry

     The market prices for our products are cyclical.

     The prices we are able to obtain for our pulp depend on prevailing world prices for market pulp. Worldwide pulp prices have historically been cyclical, subject to significant fluctuations over short periods of time, due to a number of factors, including:

     o    worldwide demand for pulp products,

     o    worldwide production capacity,

     o    the strategies adopted by major pulp producers, and

     o    the availability of substitutes for our products.

     All of these factors are beyond our control. After reaching a peak in the middle of 1995, market pulp prices continued to fall through the first quarter of 1999, due primarily to a significant drop in demand, although market prices began to increase beginning in the second quarter of 1999 and continued to increase through the second half of 1999 and early 2000. In the second half of 2000, market prices of pulp were flat for the whole period. Weak demand and excess inventories in the hands of pulp producers caused eucalyptus pulp list prices to fall at the end of March 2001. Market conditions remained difficult throughout the second quarter of 2001, especially in Europe. During the third quarter of 2001, overall demand for pulp improved and pulp prices increased in the European and Asian markets. In 2002, the average list price decreased 8% compared to the average in 2001. This was primarily due to the slowdown in the growth of the major economies which began in 2001, and continued to negatively impact the global demand for paper throughout 2002. It is possible that market prices for pulp will decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner. See also "Item 4B. Business Overview--Market Overview."

     We face significant competition, which may adversely affect our market share.

     The pulp industry is highly competitive. In the international pulp markets, we compete with larger competitors that have greater financial strength, higher production capacities and access to cheaper sources of wood.

     In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including plant efficiencies and operating rates in relation to our competitors, and the availability, quality and cost of wood, energy, chemicals and labor. To the extent that pulp from other hardwoods can be substituted for the more expensive bleached eucalyptus kraft market pulp, we also compete with producers in the broader segment of the pulp market. Several of our competitors in this market have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. See "Item 4B. Business Overview--Competition."

     We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

     We are subject to stringent environmental laws and regulations in Brazil governing air emissions, effluent discharges, solid wastes, odor and reforestation, and we require permits from governmental agencies for certain of our operations. Changes in these laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators or our permits could be revoked, and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which could be substantial.

     It is possible that governmental agencies or other authorities will pass new laws or impose additional laws and regulations even more stringent than the ones currently in force or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental compliance or limit our ability to operate as we currently do. In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones. There can be no assurance that these additional funds or costs will not be material or that existing permits will be renewed.

     Actions by state legislature may adversely affect our operations.

     In September 2001, the legislature of the State of Espirito Santo, where we own approximately 140.7 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the state. In June 2002, this law was declared to be unconstitutional by an injunction relief granted by Brazilian Supreme Court, in response to suits brought by the National Confederation of Industry and by the National Brazilian Confederation of Agriculture and Cattle Raising. However, there can be no assurance that other similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

     On March 13, 2002, the Espirito Santo legislative assembly created an investigating commission (Comissao Parlamentar de Inquerito) to investigate the legality of our permits and the acquisition of our properties from the date we began our operations in Espirito Santo. As the procedures in the investigation were not concluded within the prescribed time period for investigations of this type, the commission was terminated without issuing a conclusive report. While we are confident that we have obtained all necessary permits and that all our property was legally acquired strictly in accordance with all laws and regulations, we cannot assure you that future investigations by the state government or the legislative will not be initiated in the future.

     If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp and paper businesses.

     We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions. Even if we complete future acquisitions:

     o we could fail to successfully integrate the operations, services and products of any acquired company;

     o we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

     o    the acquisitions could increase our costs;

     o our management's attention could be diverted from other business concerns; and

     o    we could lose key employees of the acquired company.

     Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

     We are controlled by a few shareholders.

     Approximately 96.5% of our voting stock is owned by four principal shareholders, who have the ability to control the election of our board of directors and our direction and future operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the requirements under our by-laws and Brazilian corporate law, and the issuance of additional shares and other securities. See "Item 7A. Major Shareholders."

     Various other risks could have a material adverse effect on our financial results.

     Our operations are subject to various other risks that affect our forests and manufacturing processes, including fire, port closings, disease and factory explosions, which could have a material adverse effect on our financial results.

ITEM 4. INFORMATION ON ARACRUZ

A.   History and Development of Aracruz

     We conduct our operations under our legal and commercial name, Aracruz Celulose S.A. We are a corporation (sociedade anonima), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, we operate under the provisions of the Brazilian corporate law. Our headquarters and mill are located at Rodovia Aracruz, Barra do Riacho, kilometer 25, Municipality of Aracruz, State of Espirito Santo, Brazil, and its telephone number is 55-27-3270-2122. Our principal office is located at Rua Lauro Muller, 116, 40th floor, 22299-900 Rio de Janeiro, State of Rio de Janeiro, Brazil, and its telephone number is 55-21-3820-8111. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, NY 10011. We maintain an Internet website at www.aracruz.com.br. Information contained on our website is not part of this annual report.

     Aracruz Florestal S.A., or AFSA, our predecessor, was incorporated in 1967, for an unlimited duration, to plant eucalyptus forests. AFSA became a subsidiary of Aracruz in 1972 when Aracruz was incorporated, and on July 20, 1993, AFSA was merged into Aracruz.

     We commenced pulp production operations in September 1978 with a nominal production capacity of approximately 400,000 tons of pulp per year. In early 1991, we completed an expansion plan, known as the 1991 Expansion Project, which increased the mill's nominal capacity (i.e., the production capacity for which the mill was designed) to approximately 1,025,000 tons per year. In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From October 1995 to December 1998, we implemented the Modernization Project, which increased the mill's nominal capacity to 1,240,000 tons per year, as well as our production efficiency.

     In 1997, as part of our strategy for diversification into other forest businesses, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A. (currently known as Aracruz Produtos de Madeira S.A., or APM), a joint venture between Gutchess International Inc. and us created in 1997 for the production of solid wood products. See "--Business Overview--Aracruz Produtos de Madeira."

     In June 2000, our board of directors approved the expansion of the nominal production capacity of our facilities by 700,000 tons per year, know as the Fiberline C Expansion Project. The Fiberline C Expansion Project involves the addition of a new pulp line and certain other modifications to existing equipment at the mill in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, after being built in record time. See "--Business Overview--Fiberline C Expansion Project." In order to provide for the increased production volume resulting from the Fiberline C Expansion Project, on June 1, 2000, we acquired Terra Plana Agropecuaria Ltda., whose assets are comprised of 19,000 hectares of land appropriate for planting eucalyptus trees, entered into a three-year agreement with Veracel for the supply of wood, and acquired, together with Bahia Sul Celulose S/A, forest assets in the northern area of the State of Espirito Santo.

     On October 10, 2000, we acquired a 45% stake in Veracel, a joint venture between Stora Enso OYJ and Odebrecht S.A., or Odebrecht, to build a pulp mill. On January 31, 2003, Odebrecht sold its stake in Veracel to us and Stora Enso OYJ. Since then, Stora Enso OYJ and we each own 50% of Veracel's capital stock. The construction of Veracel's pulp mill has begun in the first semester of 2003, and its conclusion is expected to take place within two years. See "--Business Overview--Acquisition of Veracel" and Note 4 to the consolidated financial statements.

     On October 3, 2001, Votorantim Celulose e Papel S.A., or VCP, one of our competitors, acquired the 28% stake holding of our common stock from Mondi Brazil Limited. See "Item 7A. Major Shareholders."

     On May 30, 2003, we acquired the capital stock of Riocell S.A., or Riocell, held by Klabin S.A. and Klabin do Parana Produtos Florestais Ltda. Riocell is one of our competitors. See "--Business Overview--Competition."

Capital Expenditures

     Our capital expenditures for the years 2002, 2001 and 2000 were US$260.7 million, US$421.5 million and US$138.4 million, respectively.

     The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

                                                                               For the years ended December 31,
                                                                            ---------------------------------------
                                                                                2002         2001         2000
                                                                            ------------- ------------ ------------
                                                                                      (in US$ millions)
     Fiberline C Expansion Project........................................    US$ 185.3   US$  355.8   US$   68.9
     Siviculture and other forestry investments...........................         39.5         48.7         31.8
     Forests (includes land purchase).....................................         15.4           --           --
     Improvements/industrial investments..................................          9.4         13.7         22.1
     Acquisition of equity participation in Veracel.......................           --           --         81.0
     Other................................................................         10.8          3.3         15.6
                                                                            ------------- ------------ ------------
          Total...........................................................    US$ 260.7   US$  421.5   US$  219.4
                                                                            ============= ============ ============


     The US$160.8 million decrease in capital expenditures in 2002 compared to 2001 and the US$283.1 million increase in capital expenditures in 2001 compared to 2000 were primarily due to investments in the Fiberline C Expansion Project.

     During 2003, we expect to invest approximately US$114.0 million, of which US$62.0 million in the Fiberline C Expansion Project and US$52.0 million in industrial, forestry and other investments.

B.   Business Overview

General

     We are the world's largest producer of bleached hardwood kraft market pulp. We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp's distinguishing characteristics are its softness, opacity and suitability for printing. "Market pulp" is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities. "Kraft" pulp is pulp produced in a chemical process using sulphate.

     We produced approximately 1,656,000 tons of bleached eucalyptus kraft market pulp in 2002, a 30% increase compared to 2001, representing approximately 8% of the total worldwide production capacity and 22% of the worldwide production capacity of bleached eucalyptus kraft market pulp during 2002. In each of 2002 and 2001, eucalyptus accounted for approximately 38% of the total worldwide production capacity of bleached hardwood kraft market pulp. In 2002, sales to customers located outside Brazil, especially in North America, western Europe and Asia, accounted for approximately 98% of our sales volume. During 2001, sales to customers located outside Brazil accounted for approximately 97% of our sales volume. See "--Markets and Customers" and "--Competition."

     In 2002 we sold approximately US$669 million of eucalyptus pulp compared to US$574 million in 2001 and US$781 million in 2000.

     In December 1999, we moved our headquarters from Rio de Janeiro to the municipality of Aracruz, in the Brazilian coastal state of Espirito Santo, where our production facilities are located. We continue to maintain executive offices in Rio de Janeiro for our financing, administrative and trading activities. Our production facilities consist of a eucalyptus pulp mill, or the Mill, which has three production units, each with two bleaching, drying and baling lines. The Mill's third production unit began production in May 2002. See "--Fiberline C Expansion Project."

     Also in December 1999, we sold our electrochemical plant that services the Mill to the chemicals operating group of Canadian Occidental Petroleum Ltd., a Canadian-based global oil and gas and chemical company, for approximately US$61 million. See "--Raw Materials--Chemicals."

     We own approximately 305,363 hectares of forest and other land in the State of Espirito Santo and the State of Bahia, of which 185,894 hectares are planted with eucalyptus forests. The Mill is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, which are 51% owned by us. See "--History and Development of Aracruz" above.

     We believe that we are one of the lowest-cost producers of bleached kraft market pulp in the world. Our low production costs relative to some of our competitors are due to a number of factors, including:

     o    economies of scale,

     o    advanced forestry techniques in managing the planting processes,

     o    growing and harvesting of our trees,

     o    the comparatively short harvest cycle of our trees, and

     o    lower energy and chemical costs.

     During 2001 and 2002, we were able to meet almost 65% of our wood fiber requirements from our own eucalyptus forests. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years after plantation, while harvest cycles for other types of hardwood trees in the southern United States, Canada and Scandinavia can range from 25 to 70 years. Harvest cycles for our principal non-Brazilian competitors in the eucalyptus pulp market, which are located in Spain, Portugal and Chile, are approximately eight to ten years. See "--Raw Materials--Wood" and "--Competition." We internally produce approximately 97% of our electrical energy requirements, mainly from by-products of our pulp production process, and recycle the greater part of the chemicals used at the Mill. See "--Raw Materials--Energy."

Business Strategy

     The key elements of our strategy are:

     o pursuing a growing position among the best global producers of forest products, concentrating on market segments of significant size and capable of adding value to us,

     o    generating strong returns to our shareholders,

     o    leveraging our competence in renewable forestry uses,

     o developing products that add value to our customers while concentrating on our core business as a pulp producer, and

     o creating development opportunities for our employees in order to retain our employees.

     The following ongoing projects implement our business strategy:

     o Economies of scale resulting from new capacity increases. The commencement of the operation of the Fiberline C Expansion Project at the end of May 2002 increased our nominal production capacity to over 2,000,000 tons per year in the middle of 2002. The Fiberline C Expansion Project relies on our technology advances and benefits from our existing overhead and management structure, which is expected to absorb the new activity without additional fixed costs. These improvements in pulp manufacturing technologies and in project development in the Fiberline C Expansion Project will enable us to reduce pulp costs and improve quality levels.

     o Improvements in forestry technology using advanced genetic techniques, which will result in an increase in the forest yield.

     o Optimization of transportation logistics. Since transportation of wood to the Mill comprises a large portion of the cost of our pulp production, we seek to improve our transportation logistics and costs. During 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems--Maritime and Rail--, the main objective of which is to enhance logistics and further integrate our Mill-Port-Forest system. See "--Transportation."

     o Redesign of management processes with the support of state-of-the-art information technology in order to improve efficiency and reduce costs. In 2001, we implemented new modules of the company-wide SAP R/3 enterprise system that controls, simplifies and integrates our business processes. We are currently using virtually all the modules supplied by SAP, both in the pulp mill and the sawmill operations. Recently, we have selected the mySAP.com(R) platform to improve communications with customers and suppliers.

     o Diversification of our business into other forest products. We have invested in Aracruz Produtos de Madeira S.A., a producer of solid wood products, in order to further complement our product line.

     o Increase of competitiveness. The competitiveness of our business operations, combined with our significant cash generation capabilities, has led us to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations either through acquisitions or expansion of existing capacity, and/or further acquisitions of additional forests.

Fiberline C Expansion Project

     The Fiberline C, our pulp operational unit, began operations at the end of May 2002, after being completed in 17 months (two months ahead of schedule) at a lower cost than originally budgeted.

     With nominal capacity of 700,000 tons per year, the cost of the new line will be approximately US$467 million, or US$667 per ton. The volume of production added during year 2002 by the Fiberline C totaled 340,000 tons. During November 2002, the facility reached a monthly production of 61,000 tons, representing an annual production of approximately 720,000 tons.

     We entered into several supply contracts in connection with the Fiberline C Expansion Project. Under those supply contracts, the suppliers were required to provide products and services, installation and civil construction. Payments under the supply contracts are made upon the completion of milestones specified in each of the supply contracts, and the obligations of the suppliers thereunder are guaranteed by performance bonds, in each case in the amount of 10% of the contract price, issued by either a major financial institution or an insurance company.

     The new production volume resulting from the Fiberline C Expansion Project will require an increase in our forest base of approximately 72,000 hectares of eucalyptus plantations. For this reason, in June 2000, we acquired Terra Plana Agropecuaria, with assets comprised of 19,000 hectares of land appropriate for planting eucalyptus trees. Through December 31, 2001, we acquired approximately 44,000 additional hectares of land through separate transactions. Additionally, in September 2002, Bahia Sul and we signed, jointly with Companhia Vale do Rio Doce and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition by Bahia Sul and us of an equal stake in forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests.

     In order to meet the expected increase in production arising from the Fiberline C Expansion Project, we built a port facility in Caravelas, State of Bahia, and expanded our port facility in Barra do Riacho, State of Espirito Santo.

Acquisition of Veracel

     On October 10, 2000, we entered into two stock purchase and sale agreements pursuant to which we acquired a 45% stake in Veracel, a joint venture between Stora Enso OYJ and Odebrecht to build a pulp mill. We entered into an agreement with Odebrecht relating to our acquisition of 40% of the total outstanding capital stock of Veracel for approximately US$72 million. We also entered into another agreement with Stora Enso Treasury Amsterdam B.V., or Stora Enso, relating to our acquisition of 5% of the total outstanding capital stock of Veracel for approximately US$9 million. On January 31, 2003, Odebrecht sold its 10% stake in Veracel to Stora Enso OYJ and us. We acquired shares representing 5% of the total outstanding capital stock of Veracel for approximately US$9.5 million. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit's operation and (ii) the opportunity to expand our business in the future from another operational base in Bahia that can potentially replicate our accomplishments in the State of Espirito Santo.

     Under both stock purchase and sale agreements, we have agreed to indemnify the relevant counterparty for certain liabilities and/or damages which such counterparty may incur as a result of a breach by us of the representations and warranties or a default by us under a covenant under those agreements.

     We have also entered into a three-year wood supply contract for a total of up to 3.85 million cubic meters with Veracel, providing wood for the Fiberline C Expansion Project until the new plantations reach harvesting time.

     In May 2003, Stora Enso and we approved the construction of Veracel's pulp mill for the production of bleached eucalyptus kraft market pulp in Eunapolis, in the State of Bahia. The mill will have a nominal capacity of 900,000 tons per year, and the overall investment is budgeted at US$1.25 billion, of which US$300 million has already been invested in forestry-related activities and infrastructure investments, such as roads and a specialized harbor.

     The financing for the project is expected to be 45% equity and 55% loans from Brazilian and international development agencies.

     The construction of the mill will be initiated in the first semester of 2003, and it is expected to be concluded within two years. The project will be carried out under the EPC (Engineering, Procurement and Construction) concept and will require the prior implementation of a qualification program to enable the local workforce to take part in the construction of the pulp mill. The equipment and services necessary for the project will be contracted mostly from Brazilian suppliers.

     In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders' agreement, or the Original Veracel Shareholders' Agreement, which sets forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel. The Original Veracel Shareholders' Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice is given by any party to the Original Veracel Shareholders' Agreement. The Original Veracel Shareholders' Agreement will terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Original Veracel Shareholders' Agreement provides that Veracel will at all times during its term have a board of directors comprised of five members, of which (i) two will be elected from individuals appointed by Stora Enso, (ii) two will be elected from individuals appointed by us and (iii) one will be elected from individuals appointed by Odebrecht. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) will each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. The Original Veracel Shareholders' Agreement also provides that neither we nor Stora Enso may transfer (which includes the creation of liens) any of their respective common shares of Veracel other than (i) prior to the decision to build Veracel's pulp mill, or the Implementation Decision, and (ii) if the Implementation Decision is made, after the second anniversary of the start-up of Veracel's pulp mill. We each have a right of first refusal if the other party wishes to transfer all of its common shares of Veracel before the Implementation Decision. Under the Original Veracel Shareholders' Agreement, Odebrecht may not transfer any of its common shares of Veracel other than (i) on or prior to December 31, 2002, if there has been no Implementation Decision, (ii) following the Implementation Decision, (iii) after the start-up date of Veracel's pulp mill (if it is built) or (iv) after the second anniversary of the start-up of Veracel's pulp mill (if it is built), provided that, in the case of the conditions described in (i), (ii) and (iii), Odebrecht will have the right to transfer all of its common shares of Veracel to the other shareholders of Veracel, for different prices, in accordance with the terms set forth in the Veracel Shareholders' Agreement. Any of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations, or with the prior written consent of each of the other Veracel Shareholders. The Original Veracel Shareholders' Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Original Veracel Shareholders' Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Original Veracel Shareholders' Agreement also provides that we, so long as neither we nor any of our subsidiaries is a shareholder of Veracel, will not acquire (or caused to be acquired) any interest in real property in Veracel. The same covenant applies to Veracel with respect to real property in our core area.

     In connection with the further acquisition by us and by Stora Enso, on equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003 and as a consequence of the Implementation Decision adopted by the remaining shareholders, the Original Veracel Shareholders' Agreement was amended. According to the amended agreement, or the Veracel Shareholders' Agreement, the board of directors of Veracel will be comprised of four members, of whom (i) two will be elected from individuals appointed by Stora Enso, and (ii) two will be elected from individuals appointed by us. The Original Veracel Shareholders' Agreement provides that if any of the shareholders, known as the Defaulting Shareholder, fails to comply with any of its obligations regarding Veracel's funding needs in connection with the business plan, the Investment Plan and Capital Contributions, the other shareholder (the Calling Shareholder) will have the right to require the Defaulting Shareholder to transfer all (but not less than all) of its shares to the Calling Shareholder at a discounted market value calculated according to the provisions of the Original Veracel Shareholders' Agreement. The Original Veracel Shareholders' Agreement will govern the management and operation of Veracel.

Aracruz Produtos de Madeira

     As part of our strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., or APM, which then became our wholly owned subsidiary. The high-tech hardwood lumber sawmill, which is located in the State of Bahia, was commissioned in the first quarter of 1999 and started sales during the third quarter of 1999. APM manufactures and markets Lyptus(R), a renewable, high-grade hardwood lumber produced using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes. The sawmill has a nominal production capacity of 37,500 cubic meters per year. As of December 31, 2002, APM had nominated 12 sales representatives in major furniture markets in Brazil and was supplying an industrial customer base of more than 300 manufacturers.

     Having consolidated the production process and trained its workforce during the preceding two years, in 2001 APM sought to expand the presence of its Lyptus(R) brand of high-quality sawn wood in domestic and international markets while ensuring that its quality standards were maintained.

     In 2001, we established a commercial partnership with the U.S.-based Weyerhaeuserr Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus(R) in the North American markets. This new partnership arrangement has given APM access to over 70 Weyco points of sale in the U.S. and Canada, increasing the presence of Lyptus(R) in one of the largest markets in the world for high-quality hardwood. The first shipments to Weyco took place in the months of May and August 2001. Another initiative that advanced the internationalization of APM was its affiliation with the International Wood Products Association at the beginning of last year.

     We have expanded the 2001 agreement with Weyco of the U.S. to extend sales of Lyptus(R) to the European and Asian markets, thus assuring the presence of the product in over 100 points of distribution in those regions.

     The initial impact of this agreement was to increase Lyptus(R) sawn wood exports from 4.2% in 2001 to 10.6% in 2002, in addition to an increase of 47,223m2 of Lyptus(R) flooring. In 2002, 15% of total production was exported.

     Consistent with the strategies set forth above, we may, from time to time, enter into joint venture, technological exchange, marketing or other arrangements with third parties to complement our business and competitive positions.

Market Overview

     General

     Wood pulp is the principal raw material used in manufacturing paper and paperboard. Whether or not a specific type of wood pulp is suitable for a particular end-use depends on the type of wood used to make the pulp, as well as the process used to transform the wood into pulp. Hardwood pulp is produced using hardwood trees, such as oak, eucalyptus, aspen, birch and acacia trees. Hardwood pulp has short fibers and is generally better suited for manufacturing coated and uncoated printing and writing papers, tissue and specialty papers. Softwood pulp is produced using softwood trees, such as pines. It has long fibers and is generally used to add strength to the paper. We do not produce softwood pulp.

     The pulp manufacturing process also can determine a pulp's suitability for particular end-uses. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin and other organic materials holding the wood fibers together. Among the various chemical processes, the most common is the "kraft" process, which is used by us to produce our pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp especially well suited for manufacturing printing and writing papers, specialty papers and tissue papers. Pulp producers may sell their pulp in the worldwide market or use it internally to manufacture various types of papers.

     Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissues. Unbleached pulp, which is brown in color, is used in the production of wrapping papers, corrugated containers and other paper and cardboard transportation materials.

     As a result of the variety of wood types and processes used to produce pulp, which have evolved significantly over time, the pulp market has become increasingly specialized in terms of technical characteristics. Many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity and brightness, are exhibited by hardwood and, particularly, eucalyptus pulp. In addition, the increasing specialization of paper manufacturers has resulted in many such manufacturers developing their own customized mix of pulp inputs, also known as furnish, for use in their paper manufacturing. Furthermore, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and to rely on a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp. From 1992 to 2002, the market for hardwood has had an annual rate of growth in demand of 4.7%, while the market for softwood has had a 2.8% annual rate of growth in demand. Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand with a 5.3% annual growth in demand over the same ten-year-period.

     Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 48% in 2002) primarily due to its high quality, and because of properties, such as its softness, opacity and printability.

     International Markets

     From 1992 to 2002, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 4.3% per year, from 13.2 million tons to 20.1 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 2.2 million tons from 2000 to 2002. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 11.5 million tons in 1992 to 18.1 million tons in 2002. Consumption of market pulp is concentrated mainly in Europe, North America and Asia. In 2001, demand for bleached hardwood kraft market pulp amounted to approximately 7.1 million tons in Europe, 2.6 million tons in North America and
6.4 million tons in Asia, 42%, 16% and 38%, respectively, of the world's total demand. In 2002, demand for bleached hardwood kraft market pulp amounted to approximately 7.9 million tons in Europe, 2.8 million tons in North America and
6.6 million tons in Asia, 44%, 15% and 36%, respectively, of the world's total demand. In 2001, we supplied approximately 475,000 tons or 7% of the total European demand, approximately 480,000 tons or 18% of the total North American demand, and approximately 306,000 tons, or 5%, of the total Asian demand. In 2002, we supplied approximately 637,000 tons, or 8%, of the total European demand, approximately 623,000 tons or 23% of the total North American demand, and approximately 280,000 tons, or 4%, of the total Asian demand.

     The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world's economies, all of which may significantly affect pulp prices and thereby our profitability. The price of pulp generally increases as economies expand around the world. Strong demand during most of the 1980s caused the market price per ton of bleached eucalyptus kraft market pulp delivered in the United States by us to peak in 1989 at US$775 per ton. A global recessionary environment and a substantial increase in worldwide pulp supply during the early 1990s led to a sharp decline in the prices of market pulp, reaching US$410 per ton in December l993, the lowest price level since 1983. Prices began to increase in the second quarter of 1999 through the second half of 1999. In 1999, the average F.O.B. price per ton of bleached eucalyptus kraft market pulp delivered in the United States was US$479, an increase of approximately 4% as compared to 1998. In 2000, prices continued increasing during the first half of the year, led mainly by the strong demand in Europe.

     However, in the second half of 2000, prices remained stable. The average F.O.B. price per ton of bleached eucalyptus kraft market pulp delivered in the United States was US$618, an increase of approximately 29% as compared to 1999.

     The following chart shows, for the periods indicated, average annual prices for BEKP produced by us as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

                                [CHART OMITTED]

     While our volume of pulp sales during 2002 was higher than in 2001 or 2000, the price of pulp declined throughout 2002. The average list price decreased 8% in 2002 compared with the average in 2001, primarily due to the slowdown in the growth of the major economies, which began in 2001, and continued to negatively impact the global demand for paper throughout 2002.

     The high level of the world pulp inventories witnessed at the beginning of the year caused prices to fall to their lowest levels by the end of the first quarter of 2002. From then on, the recovery in demand, coupled with expectations of renewed growth in the world economy during the second half of 2002 and underpinned by improved control over supply, prompted consecutive increases in the price of eucalyptus pulp, which reached US$510 per ton delivered to the United States in the third quarter of 2002.

     Despite the good performance of the main consumer markets, high-quality tissue and printing and writing papers, the price of pulp began falling again at the end of 2002. Considering these factors, the average list price of eucalyptus pulp in 2002 (US$484 per ton, delivered to the United States) was even lower than the average in 2001.

     Domestic Market

     In 2002, we supplied approximately 27,000 tons of the aggregate domestic demand for bleached eucalyptus kraft market pulp, compared to 36,000 tons in 2001.

     Demand for bleached hardwood kraft market pulp in Brazil decreased from 530,740 tons in 1998 to 511,760 tons in 1999, due to the adverse economic situation in Brazil during most of 1999. See "Item 5. Operating and Financial Review and Prospects--Brazilian Economic Environment." However, in 2000, the Brazilian economic scenario improved and the demand for bleached hardwood kraft market pulp reached 517,000 tons, an increase of 1% compared to 1999. In 2001, the demand for bleached hardwood kraft market pulp reached 489,000 tons, a 5% decrease compared to 2000, primarily due to the energy rationing in Brazil, which had a negative impact on paper production. In 2002, the demand for bleached hardwood kraft market pulp reached 512,000 tons, a 5% increase compared to 2001, primarily due to the paper production growth, mainly on the tissue segment (8.4%).

     The six largest Brazilian producers of bleached hardwood kraft market pulp are:

     o    Aracruz Celulose S.A.,

     o    Celulose Nipo-Brasileira S.A., or Cenibra,

     o    Bahia Sul Celulose S.A.,

     o    VCP,

     o    Jari Celulose S.A., and

     o    Riocell S.A.

     Together the six largest Brazilian producers accounted for 64% of total domestic sales in 2002, with us accounting for 5% of total domestic sales. For the last two years, we have held approximately the same percentage of our domestic market share. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of its total sales volume in 2002 as compared to 3% in 2001, as a result of our increase in sales in international markets and other producers increasing their own share of the Brazilian market. See "--Competition." Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be, correlated with international pulp prices.

Eucalyptus Forests

     At December 31, 2002, we owned approximately 307,300 hectares of forest and other land, of which 69,500 hectares are situated in the State of Espirito Santo near the Mill site, 71,000 hectares are situated farther north primarily in the municipalities of Sao Mateus and Conceicao de Barra in the State of Espirito Santo, and 164,600 hectares are in the southernmost region of the State of Bahia, which at their furthest point are less than 340 kilometers from the Mill. At December 31, 2002, we also owned approximately 2,004 hectares of forest and other land in the State of Minas Gerais. In 2002, we purchased 7,500 hectares, which are being prepared for new plantations. The average distance from our forest areas currently in use to the Mill site is 188 kilometers. See "--Raw Materials--Wood." Because of the cost of transportation, the average distance from the forest to the Mill has an important effect on our cost structure, and we have sought to reduce the distance in various ways, including by accelerating the substitution of cloned trees with higher productivity near the Mill, as discussed in "--Raw Materials--Wood." We are always evaluating opportunities for acquiring land with forest in the State of Espirito Santo that is close to the Mill in order to reduce the distance, and the associated costs, of hauling wood between the forest and the Mill as well as any system of logistics that could reduce the cost of transportation, such as transportation by barges using our port facility in the state of Bahia. See "--Business Strategy". Of the 307,300 hectares owned by us, approximately 187,500 hectares are currently used for the planting of trees to supply pulp production and solid wood production, approximately 102,500 hectares are reserved for preservation, approximately 17,300 hectares have been used in the construction of roads and the remainder is used for research and development and other activities. Brazilian law requires that 20% of our land, at any given time, either remain uncultivated with eucalyptus trees or planted with indigenous species.

     Throughout 2001, one of our principal objectives was to purchase land and establish partnerships with farmers, known as the Forestry Partners Program, for the establishment of new plantations to ensure the future supply of wood for Fiberline C. By the end of 2002, we expect to have established approximately 65,000 additional hectares of eucalyptus plantation. In 2001, we consolidated our seedling production technology at our nursery, producing gains in our productivity. A typical plantation of ours grows 42 cubic meters of pulpwood per hectare per year. A typical eucalyptus tree grows an average of approximately three inches per week and will grow to a height of 90 feet in seven years, at which point it is harvested.

     We pioneered the use of cloned seedlings from rooted cuttings, a method also known as vegetative propagation, to carry out large-scale planting of eucalyptus trees. Our method of cloning results in trees whose fibers are extremely homogeneous, which we believe results in a more streamlined industrial process and higher-quality pulp. Today, approximately 89% of our eucalyptus forests are grown from this type of seedling. Rather than growing from seeds, clones are the "offspring" of asexual propagation. By means of this type of generation, the descendant receives the entire genetic code of the original tree. Accordingly, the risk of disease and pests can be lessened by choosing parent trees better adapted to the region. Other benefits of vegetative propagation include significantly less bark per cubic meter of wood and "self-pruning" trees with fewer branches.

Raw Materials

     Wood

     We rely exclusively on eucalyptus trees to meet our pulp wood requirements. Eucalyptus is a short-fibered hardwood that grows back from the stump after being cut, with each tree capable of regenerating twice. Eucalyptus trees are among the fastest growing trees in the world. Climate and soil conditions in Brazil allow for approximately seven-year eucalyptus tree harvest rotations as compared to eight to ten-year harvest rotations in Spain, Portugal and Chile. As part of our growth strategy, we have sought to eliminate the need for external sources of wood and to maximize both the yield and quality of fiber grown on our timberlands through advanced forestry and tree-cloning techniques.

     In 2002, we supplied most of our 6.2 million cubic meter wood requirements from our own eucalyptus forests in the State of Espirito Santo and in the southernmost region of the State of Bahia. During the same period, we also purchased 2.2 million cubic meters of wood, which is equivalent to 35% of our wood consumption, of which approximately 905,000 cubic meters were purchased through the Forestry Partners Program, compared to 655,000 cubic meters in 2001.

     Based on the current demand for pulp and our current supply of trees suitable for harvesting, we may not need to purchase wood from third-party suppliers in the future, except in certain limited circumstances. Wood purchased from independent suppliers is not always of the same quality and uniformity of fiber as wood from forests owned and managed by us. With the aim of reducing our dependence on wood supplied by traditional independent sources, during 1990 and 1991 we initiated a program to provide approximately 46.7 million seedlings (along with financial and technical assistance to ensure that the cultivated trees meet our standards) to farmers in the State of Espirito Santo who own land near the Mill in exchange for contractual commitments from the farmers that the mature trees will be sold to us. In 2002, we expanded the area of the Forestry Partners Program by 11,000 hectares. The program now encompasses over 35,000 hectares owned by 2,493 independent farmers in the States of Espirito Santo, Minas Gerais and Bahia. There was a substantial increase in the supply of wood to the Mill through this program in 2002, reaching 905,000 cubic meters of wood, approximately 38% more than in the previous year. We are obligated to purchase the mature trees from the farmers at certain agreed-upon prices not to exceed the market prices at the time of such purchases. We made our first purchases of trees under this program totaling approximately 83,000 cubic meters of wood during 1997. In response to certain restrictions contained in the permit to the Fiberline C Expansion Project, we expect to expand the farming program in the State of Espirito Santo, see "--Environmental and Other Regulatory Matters." To the extent such obligation creates any excess inventory of wood, we believe that we will be able to use any excess wood for diversification projects (such as solid wood products produced by APM). Alternatively, we may be able to sell such excess wood to third parties. See "--Business Strategy." We believe that under this arrangement we will be able to purchase from these farmers wood of quality and uniformity of fiber that is comparable to wood from our forests at a cost lower than that obtainable from traditional independent sources. In 2001, this program was subject to a legal proceeding seeking to suspend our activities within the Fiberline C licensing process. In 2002, however, we were granted an injunctive relief by a state court which denied the suspension. See "Item 8A. Consolidated Statements and Other Financial Information--Legal Proceedings." Regardless of the outcome of such legal proceeding, we believe that the wood supply from our forests alone will be sufficient to meet our pulp production needs based on current demands without further wood supply from this program.

     Through the development of cloned trees selected on the basis of certain characteristics, we were able to reduce our wood consumption per ton of pulp produced from 4.5 solid cubic meters in 1985 to 3.8 solid cubic meters in 2001 and 3.68 solid cubic meters in 2002. The optimal time to harvest our trees is approximately seven years from the time of planting.

     Energy

     Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy. In 2001 and 2002, approximately 94% and 97% of our electrical energy needs were met by burning by-products generated from the pulp production process compared with 79% in 1999. The remainder of our energy needs were met through purchases of electricity, fuel oil and natural gas from third sources.

     Chemicals

     We use several chemicals in the pulp bleaching process. Until December 1999, we maintained and operated an electrochemical plant on the same site as the Mill to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.

     On December 16, 1999, we entered into a series of transactions with Canadianoxy Chemicals Ltd. for the transfer of our electrochemical plant to a subsidiary of Nexen Inc., or Nexen, a Canadian company formerly known as Canadian Occidental Petroleum, for approximately US$61 million. Nexen, with head offices in Calgary, Canada, is a major producer of sodium chlorate. Its principal shareholder is Occidental Petroleum Corporation, which owns approximately 80% of its share capital. The transfer closed on December 17, 1999. The sale of the electrochemical plant, located adjacent to the Mill, is part of our strategy to concentrate on our core business, transferring the production of chemicals to a specialized producer. We built the plant during the construction of the pulp mill in 1979. We subsequently expanded the plant in 1991. At the time of the sale, the electrochemical plant had the capacity to produce approximately 36,000 tons per year of sodium chlorate, 36,000 tons per year of caustic soda and 32,000 tons per year of chlorine. The plant also produces hydrochloric acid and sodium hypochlorite (liquid bleach).

     Under the terms of the purchase agreement, we have agreed to indemnify Nexen for certain liabilities relating to: (i) the manufacturing of electrochemical products prior to the sale, (ii) any legal proceedings that relate to the manufacture of the electrochemical products in which the basis of the claim occurred prior to the sale and (iii) any misrepresentation by us in connection with the purchase agreement. Our indemnity obligations expire, with respect to tax, labor, product liability and environmental matters, upon the passage of the relevant statute of limitations and, with respect to other matters, three years from the closing of the sale.

     As part of the sale of the electrochemical plant, we and two subsidiaries of Nexen entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period. The agreement obligates us to provide a continuous supply of raw materials, primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to us, at competitive prices. The agreement includes clauses of performance incentives, such as sharing of productivity gains, preference prices and "take-or-pay" obligations pursuant to which we are committed to purchase from the electrochemical plant a volume of chemical products projected for six years from the date of the agreement. If, in a given year, we purchase volumes of chemical products in excess of the minimum agreed to volume, our obligations to purchase may be reduced in subsequent years. For the take-or-pay quantities, we will pay unit prices which equal cost plus a margin as determined in the contract. See Note 2 of the consolidated financial statements. The agreement also may not be assigned by a party without the consent of the other party and includes provisions relating to: (i) the extension of the agreement for an additional 10-year period upon the agreement of both parties not less than two years prior to the expiration of the initial 25-year term, (ii) the suspension of service by each party, (iii) the termination of service and (iv) the termination of the agreement by a party upon 18 months' notice that such party intends to permanently cease operation at its facility. In the event of termination of the agreement or a proposed sale by Nexen, the agreement provides that we have the right of first negotiation for the acquisition of the electrochemical plant. As a result of the sale, we no longer have responsibility for the electrochemical plant and, accordingly, any interruption of the operations of the electrochemical plant could require us to seek alternative sources in the market for certain chemicals essential to our production of pulp.

     To date, there has been one temporary shutdown of the plant during which we met our chlorine and caustic soda production requirements through purchases in the open market.

     Water

     Large amounts of water are required in the pulp production process and in the cultivation of seedlings. Water is primarily provided by several rivers, which feed into a 35 million cubic meter reservoir on the Mill site. The reservoir holds enough water to supply the Mill's needs for a five-year period in the event of a drought (based on statistical information regarding periods of very low rainfall). Wastewater undergoes a two-stage purification treatment process before it flows into the ocean.

     Beginning in the latter half of 1998, the State of Espirito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a project to obtain water from the Rio Doce river through a system of canals and rivers which in turn feed into our reservoir. The project was completed in June 1999 and now provides water for the industrial and chemical districts of the Municipality of Aracruz as well as for irrigation of agricultural activities in the northern region of the State of Espirito Santo. During 2000 and the beginning of 2001, we made the necessary adjustments in the Mill to receive the water supply from Rio Doce. The project was approved by federal, state and local authorities. Despite the low average rainfall during 2000 and 2001, the use of water from the Rio Doce river enabled us to obtain all of our water supply requirements.

The Mill

     Our pulp mill, located in the State of Espirito Santo, is the largest bleached hardwood kraft market pulp production facility in the world. Due to the successful implementation of the Modernization Project in 1999, the Mill now has a nominal production capacity of approximately 1,240,000 tons of pulp per year. In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From 1995 to 1999, we invested in the Modernization Project, increasing the nominal production capacity of the Mill to 1,240,000 tons of pulp per year. Our total production in 2002 was 1,656,000 tons (1,272,000 tons in 2001), representing approximately 8% of the total worldwide bleached hardwood kraft market pulp production capacity.

     The production facility in the State of Espirito Santo consists of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging and warehousing facilities capable of holding 40,000 tons of pulp and a fully computerized control system that continuously monitors the entire production process. Each of the Mill's pulp systems has five steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on site. A tree nursery capable of producing approximately 50.4 million seedlings per year and a research facility are located nearby as well. The electrochemical plant, which was transferred in December 1999 to Nexen and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. For a discussion of the sale of our electrochemical plant to Nexen, see "--Raw Materials--Chemicals."

     In May 2002, the Fiberline C Expansion Project commenced operation adding a new pulp line and certain other modifications to the existing equipment at the Mill. See "--Fiberline C Expansion Project."

Pulp Production

     When operating at full capacity, the Mill can process over 23,000 solid cubic meters of timber each day. We have implemented a new expansion project which has increased the Mill's nominal production capacity by 700,000 tons per year. See "--Fiberline C Expansion Project." The logs are either debarked in the forest or debarked at the Mill using tumbling drums and then cut into chips, which are transferred by conveyor system to the digesters where they are mixed with chemicals and heated under pressure. During this chemical cooking process, the lignin and cellulose are separated. Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process. The used chemicals are removed at various stages of the production process and recycled within the plant. The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried. The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations and to the port at Barra do Riacho, located approximately
1.8 kilometers from the Mill, for shipments abroad. See "--Transportation."

     We have produced four types of pulp:

     o    Standard Pulp;

     o    ECF Pulp;

     o    TCF Pulp; and

     o    ACF Pulp.

     Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. Although most of the production is represented by ECF Pulp and ACF Pulp, the production of Standard Pulp is still relevant because there is high demand for such pulp. During 2002, we produced approximately 203,848 tons of Standard Pulp, as compared to 284,678 tons in 2001 and 309,582 tons in 2000.

     ECF Pulp, or Elemental Chlorine Free Pulp, is pulp bleached with lower levels of chlorine. ECF Pulp is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process (although recently we have detected a shift in environmental concerns away from the bleaching process to forestry management and efficient control). We first produced ECF Pulp in November 1990. During the period from 1991 to 1994, we equipped the Mill so that it would have the capacity to produce enough ECF Pulp to meet the growing demand for ECF Pulp. From 1993 to 1997, we produced 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, we were able to produce 100% ECF pulp. See "--The Mill." During 2002, approximately 83% of our production, or 1,372,172 tons, was comprised of ECF Pulp as compared to 926,356 tons during 2001 and 912,884 tons during 2000.

     TCF Pulp, or Total Chlorine Free Pulp, is pulp bleached with no chlorine compounds. The demand for this kind of pulp has decreased since the bleaching process is more expensive than EFC Pulp and AFC Pulp. We produced TCF Pulp from 1991 to 1998. We no longer produce TCF Pulp.

     ACF Pulp, or Aracruz Chlorine Free Pulp, was developed by us with lower levels of Organo Halogens (OX) than ECF pulp. ACF pulp is sold primarily in the European market. We have produced ACF since 1998. During 2002, approximately 5% of our production, or 80,028 tons, was comprise d of ACF Pulp as compared to 60,578 tons during 2001 and 78,796 tons during 2000.

Transportation

     Wood from our three forest areas is transported by truck (owned by independent contractors) to the Mill site for processing into pulp. The distance from our main forest areas in Espirito Santo and the State of Bahia to the Mill site ranges from one to 340 kilometers with an average distance of 188 kilometers for wood currently in use.

     Our pulp produced for export is transported from the Mill to the port of Barra do Riacho, which is located approximately 1.5 kilometers from the Mill site. This port is used almost exclusively to hold and load pulp and provides us with convenient access to ocean transport vessels. The port is a modern facility that currently has the capacity to handle approximately 2,000,000 tons of pulp per year. The port includes a warehouse capable of holding approximately 140,000 tons of pulp.

     We own 51% of Portocel, the company that operates the port of Barra do Riacho. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and one of our competitors. We do not own any ships for transportation of our pulp.

     Since the first expansion of the Mill, which was completed in 1991, the port has operated at its full capacity (2,000,000 tons per year). During 1995 and part of 1996, we and Cenibra expanded the existing quay and increased the storage capacity of the warehouse. This expansion project was completed in October 1996. In 2002, approximately 98% of our sales were shipped from the port, as compared to 97% in 2001. The remaining 2% of our sales were transported to the domestic market by truck.

     Our integrated, coastal wood shipment project was completed in December 2002. It involves a system of sea-going barges and tugboats and two port terminals that link the extreme south of Bahia to the north of Espirito Santo. The port complex of Portocel, adjacent to the Mill, is to begin receiving wood from Veracel's plantations in southern Bahia via an alternative transportation system that is more efficient than truck-based highway shipments. Another improvement to our wood transportation operations was the construction and start-up of a nearly 4km-long rail spur used for unloading wood shipments directly at the Mill's yard.

     We obtained all the necessary environmental and construction licenses for the wood loading and unloading terminals in Caravelas and Portocel, and we are in strict compliance with the implementation schedule for the sea-going wood transportation project. The Portocel barge terminal is ready, as are the barges and tugboat. The construction of the terminal in Caravelas and the dredging of the access channels are nearly completed. The first phase of the operation between Caravelas and Portocel, with an annual capacity for transporting 1.7 million cubic meters of wood, began at the end of 2002.

     In 2002, we also carried out a review of our wood supply operations, based on a master plan for developing new ways to improve wood harvest and transportation operations.

Markets and Customers

     Our principal markets are in North America, Europe, Asia and Brazil. The relative geographic distribution of our sales by volume and percentages of total production were as set forth below:

                                1998                1999               2000              2001               2002
                        -------------------- ------------------ ------------------ ----------------  ------------------
                                     % of               % of               % of              % of                % of
                          Tons       Total     Tons     Total     Tons     Total     Tons    Total     Tons      Total
                        --------   --------- -------- --------- -------- --------- -------- -------  --------  --------
Europe..............       455.4       39%     561.0     44%      594.6     47%      475.3   37%       637.0     40%
North America.......       390.1       34      406.4     32       433.5     34       479.8   37        623.2     39
Asia................       230.0       20      217.9     17       180.8     14       306.2   23        280.1     18
Latin America.......         9.5        1       20.6      2         9.0      1         3.6    -         17.6      1
--------------------    --------   --------- -------- --------- -------- --------- -------- -------  --------  --------
Total Exports.......     1,085.0       94%   1,205.9     95%    1,217.9     96%    1,264.9   97%     1,557.9     98%
====================    ========   ========= ======== ========= ======== ========= ======== =======  ========  ========
Brazil..............        68.8        6%      59.4      5%       54.7      4%       36.4    3%        27.0      2%
--------------------    --------   --------- -------- --------- -------- --------- -------- -------  --------  --------
   Total............     1,153.8      100%   1,265.3    100%    1,272.6    100%    1,301.3  100%     1,584.8    100%
====================    ========   ========= ======== ========= ======== ========= ======== =======  ========  ========


     The average net prices of eucalyptus pulp for 1998, 1999, 2000, 2001 and 2002 were US$435.78, US$463.20, US$611.34, US$438.10 and US$417.80,
respectively.

     In 2002, approximately 2% of our sales volume was sold in the domestic market (3% in 2001). In the past, Brazilian pulp prices have been subject from time to time to price restrictions imposed by the Brazilian government. There can be no assurance that the Brazilian government will not seek to impose such restrictions again.

     One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year. Stable long-term relationships permit us to reduce our marketing expenses, to better understand our customers' needs, and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical support to our clients. In 2002, our ten largest customers accounted for approximately 71% of our sales and our largest customer accounted for approximately 22% of our sales (76% and 26%, respectively, in 2001 and 73% and 34%, respectively, in 2000). In 2001 and 2002, demand for our pulp has been in line with our production capacity; however, we cannot guarantee that such balance between demand and production capacity will happen in the future. We believe that the loss of our largest customer could have a material adverse effect on our results of operations. Otherwise, we believe that the loss of any other customer would not have a material adverse effect on our results of operations since we will be able to replace such customer with other customers in a short time.

     We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

     We have sought to diversify our sales among different market segments, such as consumer products (for example, tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

     The following table shows the breakdown by end uses of our pulp production in 1998, 1999, 2000, 2001 and 2002.

                                                                     Year Ended December 31,
                                                -----------------------------------------------------------------
                                                   1998         1999        2000          2001            2002
                                                ----------   ----------  ----------    ----------      ----------
Tissue....................................           46%         48%          51%           51%            57%
Printing, and Writing Paper...............           27          27           28            28             29
Specialty Papers(1).......................           24          22           19            20             13
Cartonboard...............................            3           3            2             1              1
                                                ----------   ----------  ----------    ----------      ----------
                                                    100%        100%         100%          100%           100%
                                                ==========   ==========  ==========    ==========      ==========

___________________________
(1) Includes liquid packaging board, carbonless paper, base paper for laminated paper and coated wood-free specialties.


Competition

     While we compete with other producers of bleached hardwood kraft market pulp, our most direct competitors are other producers of eucalyptus pulp due to the special characteristics of this fiber. To a lesser degree, all producers of hardwood pulp compete with producers of softwood pulp and with other raw materials, such as recycled paper.

     Competition is based primarily on quality (particularly consistency of product), service, price and reliability. We and other Brazilian eucalyptus pulp producers have significant cost advantages over producers in other regions. See "--Raw Materials--Wood." We, however, do not generally compete on the basis of price alone. Instead, we emphasize quality, reliability and stable long-term relationships with customers.

     If demand for recycled paper increases in the future, demand for pulp could be adversely affected. While no assurance can be given, we believe that increases in demand for recycled paper would not materially affect our results of operations, at least in the near future, because (i) it is more costly to produce recycled paper using current technology due to the high costs of sorting out wastes and de-inking the recycled fiber, and (ii) customers are predominantly manufacturers of higher-quality paper products such as premium tissue paper, coated papers and specialty papers, which are less likely to use recycled fibers for their products.

     Bleached Eucalyptus Kraft Market Pulp

     We are the largest producer and exporter of bleached eucalyptus kraft market pulp in the world. Our main competitors in this market are located in Brazil, Portugal, Chile and Spain and are listed by country (without any priority as to order) in the following table:

                                            Producer                                                 Country
---------------------------------------------------------------------------------------         -----------------
       Cenibra.........................................................................               Brazil
       Bahia Sul Celulose S.A..........................................................               Brazil
       Riocell S.A.....................................................................               Brazil
       Jari Celulose S.A...............................................................               Brazil
       Votorantim Celulose e Papel S.A.................................................               Brazil
       Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel)...................              Portugal
       Celulose Beira Industrial S.A...................................................              Portugal
       CMPC Papeles S.A................................................................               Chile
       Celulosa Arauco y Constituicion SA..............................................               Chile
       Empresa Nacional de Celulosas S.A...............................................               Spain
       Grupo Rottneros (Miranda mill)..................................................               Spain

     Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world currently account for 58% of the total world production capacity of bleached eucalyptus kraft market pulp. Management estimates that in 2002, we accounted for 22% of the world production capacity of bleached eucalyptus kraft market pulp, 4% of the world production capacity of chemical market pulp and 8% of the world production capacity of bleached hardwood kraft market pulp.

     Bleached Hardwood Kraft Market Pulp

     To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America, Western Europe and the Scandinavian countries (Finland, Norway and Sweden), which in 2002 are estimated to have accounted for 70% in the aggregate, and 24%, 23%, 14% and 9%, respectively, of the world's total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately 2,440,000 tons during 2000, 2,802,000 tons during 2001 and 2,527,000 during 2002, while Brazilian producers sold approximately 3,441,000 tons, 3,663,000 tons and 3,919,000 tons, respectively, in such periods. Several of our competitors in this market are larger than we are and may have greater economic and other resources than we do.

     Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 4.3% per year from 1992 to 2002, totaling 20.1 million tons, and is expected to grow at an annual rate of 3.9% during the period of 2002 to 2006 (or approximately 4.2 million tons in total during this period). Approximately 89% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 4.6 million tons in 2002 to approximately 8.3 million tons in 2007. Mixed tropical hardwood market pulp capacity in Indonesia is expected to increase from 3.1 million tons in 2002 to 3.2 million tons in 2007, accounting for 4% of the total increase in the world bleached kraft pulp market. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 3.6% per year from 2002 through 2007, adding 3.5 million tons to the current demand.

Environmental and Other Regulatory Matters

     Our mill and forestry operations are subject to federal, state and local laws, regulations and permit requirements relating to the protection of the environment. Law No. 6,938, dated August 31, 1981 established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for activities that are effectively or potentially damaging to the environment. Environmental laws and regulations also govern the conduct of forest operations and the protection of Brazilian fauna and flora. A violation of environmental laws and regulations may result in fines and penalties which may be material. Law No. 9,605, dated February 12, 1998 provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. Criminal sanctions for individuals and entities that commit environmental crimes range from fines to imprisonment (individuals) or dissolution (legal entities). In addition, Law No. 9,605 also establishes that the corporate structure of a company may be disregarded if the structure impedes the recovery for harm caused to the environment. We are not aware of any successful assertion of claims against shareholders under this provision of Law No. 9,605.

     The State of Espirito Santo requires local manufacturing concerns to obtain various permits including operating permits for manufacturing facilities. Pursuant to state law, state authorities are empowered to regulate a company's operations by prescribing company-specific environmental standards in such company's operating permit. On February 10, 1998, the State of Espirito Santo issued to us a two-year operating permit, which was renewed for an additional five years commencing on February 10, 2000. The operating permit requires that we maintain certain emissions, effluent and waste disposal standards. Beginning in March 1997, we became subject to an environmental audit every three years. The audit is conducted by subcontracted auditors, approved by the Environmental Secretary of the State of Espirito Santo, or SEAMA. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001.

     Our forestry activities are regulated by the Brazilian federal government and the governments of the States of Espirito Santo and Bahia. Our operating permit for our forest operations in Espirito Santo was renewed for a six-year period commencing on March 4, 1998. In order to meet the increasing wood requirements resulting from the Fiberline C Expansion Project, we purchased 95,550 hectares of land in the State of Bahia and entered into contracts with farmers in the State of Espirito Santo pursuant to which the farmers have agreed to grow trees for sale to us. See "--Raw Materials--Wood." In 1996, we received two operating permits for our forest operations in the State of Bahia which were valid until July 24, 2001. On August 9, 2001, we received one operating permit, which consolidated the prior two permits and is valid for a five-year period. We also obtained seven implementation permits for an area of 24,309 hectares of plantation.

     Plantings may be undertaken only pursuant to a plan presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of our landholdings, at any given time, must be preserved uncultivated or planted with indigenous species. We currently exceed this requirement, since such land accounts for approximately 29.4% of our total landholdings.

     In September 2001, the legislature of the State of Espirito Santo, where we own approximately 140,740 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within that State. This law was declared to be unconstitutional by the Brazilian Supreme Court. However, there can be no assurance that other similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

     On March 13, 2002 the State of Espirito Santo legislative assembly created an investigating commission (Comissao Parlamentar de Inquerito) to investigate the legality of our permits and the acquisition of our properties from the date we began operating in the State of Espirito Santo. As the investigative procedures were not concluded within the prescribed term for such type of investigation, the commission was terminated without issuing a conclusive report. We are confident that all our permits have been legally obtained and acquisition documents are strictly in accordance with all laws and regulations.

     We believe that we are in compliance in all material respects with all applicable environmental regulations.

     In addition, environmental considerations are fundamental to our development of new technologies. Our integrated pest management relies on biological control of pests and diseases. Soil and plant nutrients are continuously monitored to guarantee an adequate balance. At the Mill, methods for the evaluation of environmental effects of effluents on receiving detriments have been developed and used. The origins of pulp and effluent toxicity have been studied, considering all possible sources, from the raw material (wood) to bleaching effluents. In addition, environmental quality is considered in the development of new technologies and products. Pulp products are continuously evaluated in terms of their possible effects on the quality of effluents in our customers' paper machines as well.

     The State of Espirito Santo renewed our operating permit for the Forestry Partners Program for the six-year period beginning in June 1998. See "--Raw Materials--Wood."

     In 1996, the State of Bahia granted us a permit for the location of our new sawmill, APM. In 1998, the State of Bahia granted an operating permit for APM, valid until August 2003. See "--Business Strategy."

     As part of the licensing process in connection with the Fiberline C Expansion Project, we contracted independent consultants to prepare the required environmental impact assessment reports. Those reports were discussed in public hearings (two in Bahia and one in Espirito Santo) in 2000 as well as during six public meetings with communities in both states. There was ample discussion at each meeting of the environmental and social questions involved. The results of the discussions were taken into consideration by the government regulatory agencies in their technical analyses and their subsequent approval of the permits.

     During 2002, supplemental environmental licenses were obtained for Fiberline C Expansion Project relating to our industrial installations, our own plantations and those of the Forestry Partners Program and the wood transportation system via seagoing barges.

     We also obtained 114 licenses for forest plantations, of which 21 were installation licenses issued by the Espirito Santo Agriculture, Cattle-Raising and Forest Protection Institute (IDAF), 91 were projects incorporated in installation licenses issued by the Bahia Environmental Resources Center (CRA-BA) and two projects approved for operating licenses by the Minas Gerais State Forestry Institute (IEF-MG).

     In addition, the following licenses were obtained in 2002:

     o Installation Licenses: rail access; airport; gasoline station; fuel storage and supply;

     o Operating Licenses: Fiberline C; gasoline station; fuel storage and supply; airport; IBAMA (renewal); wood embarcation and disembarcation (Portocel Barge Terminal);

     o    Environmental Authorization: clay extraction; and

     o    Installation License: administrative ruling CRA 1385.

Insurance

     We believe that our insurance coverage of our production facilities and forests is in line with Brazilian market and international pulp industry standards.

C.   Organizational Structure

Significant Subsidiaries

     Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company. The following table sets forth the significant subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2002:

                                                                                          As of December 31, 2002*
                                                                                          ------------------------
                                                                                      Total Capital          Voting
                                                                                      -------------          ------
                                                                                     (in percentages)   (in percentages)
Portocel Terminal Especializado de Barra do Riacho S.A.(1).....................             51%                51%
Mucuri Agroflorestal S.A.(1)...................................................            100%               100%
Aracruz Trading S.A.(2)........................................................            100%               100%
Aracruz Celulose (USA), Inc.(3)................................................            100%               100%
Aracruz (Europe) S.A.(4).......................................................            100%               100%
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1)...            100%               100%
Veracel Celulose S.A.(1).......................................................             45%                45%
Aracruz Nordeste S.A.(1)**.....................................................            100%               100%
Terra Plana Agropecuaria Ltda.(1)**............................................            100%               100%
Aracruz Empreendimentos Sociedade Civil Ltda.(1)...............................            100%               100%
                                                                                           100%               100%

----------------------
* On May 10, 2001, VCP and we established a special purpose company, which is now dormant, to bid for CVRD's stake in Cenibra.

**   In the process of being dissolved.
(1)  Incorporated in Brazil.
(2)  Incorporated in the Republic of Panama.
(3)  Incorporated in the United States under the laws of the State of Delaware.
(4)  Incorporated in Switzerland.

D.   Property, Plant and Equipment

     In December 1999, we moved our headquarters from Rio de Janeiro to the City of Aracruz in the Brazilian coastal State of Espirito Santo, where our production facilities are located. We maintain offices in Rio de Janeiro for our financing, administrative and trading activities.

     Our production facilities consist of a eucalyptus pulp mill that has three production units, each with three production lines. When operating at full capacity, the Mill can process over 23,000 solid cubic meters of timber each day.

     As of December 31, 2002, we had an aggregate principal amount outstanding of approximately US$218.0 million under certain loans granted to us by BNDES, which loans are secured by liens on our industrial site in the Municipality of Aracruz. See "Item 7B. Related Party Transactions."

     We own approximately 307,367 hectares of land, of which approximately 187,487 are planted eucalyptus forests. The pulp mill is located approximately
1.5 kilometers from the port facilities at Barra do Riacho, which are 51% owned by us. See "--Business Overview--Eucalyptus Forests."

     We own, through APM (our wholly owned subsidiary), a hardwood lumber sawmill which is located in the State of Bahia.

     See "--Environmental and Other Regulatory Matters" for the environmental rules and regulations affecting our operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report, and in conjunction with the discussion of the method of presentation of financial information under Item 3. As from the 1999 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of operations as single-line items. The financial information presented herein has been reclassified to reflect such remeasurement. Previously, such gains or losses were allocated to the statements of operations line items to which they relate. These allocations have no effect on net income or loss.

Overview

     We are the world's largest producer of bleached hardwood kraft market pulp. During 2002, we produced approximately 1,656,000 tons of bleached eucalyptus pulp, a 30.2% increase from 2001 when we had produced approximately 1,272,000 tons of bleached eucalyptus pulp, and a 2.23% increase as compared to 2000 when we had produced approximately 1,301,000 tons of bleached eucalyptus pulp. Pulp sales for 2002 were approximately 1,585,000 tons, a 21.8% increase as compared to 1,301,000 in 2001, which had represented a 2% increase when compared to 2000 pulp sales. Total pulp sales in 2002 were approximately 1,589,000 tons, of which 98% corresponded to export sales. Pulp sales for the year 2001 were approximately 1,301,000 tons, of which approximately 1,265,000 tons, or 97%, were export sales. See "Item 4B. Business Overview--General."

     While our volume of pulp sales during 2002 was higher than in 2001, the price of pulp declined throughout 2002. The average list price increased 2.2% in 2002 compared with 2001. We, like other pulp producers, curtailed production in order to adjust inventory in response to weak economic conditions in 2002; however, by that time, pulp prices had already fallen below the production costs of the highest-cost producers.

     The primary factors affecting our results of operations are:

     o    prevailing world market prices for pulp;

     o    the amount of pulp produced and sold by us;

     o our costs of production, which principally consist of the costs of materials (primarily wood and chemicals), labor and depreciation; and

     o the relationship between the real, the currency in which substantially all of our cash operating expenses (i.e., operating expenses other than depreciation and amortization of property, plant and equipment) are incurred, and foreign currencies, principally the U.S. dollar, in which more than 98% of our sales are made. See "--Brazilian Economic Environment--Effects of Inflation and Currency Exchange Fluctuations."

     The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical, with prices subject to significant fluctuations over relatively short periods of time. See "Item 4B. Business Overview--Market Overview--International Markets."

     We believe that we are one of the lowest cost producers of bleached kraft market pulp in the world. Our relatively low production costs are due to economies of scale, advanced forestry techniques, a comparatively short regional harvest rotation and low energy and chemical costs. See "Item 4B. Business Overview--General."

Recently Issue Accounting Pronouncements under U.S. GAAP

     The FASB has recently issued (i) Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January 2003, (ii) SFAS No. 145 - Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145') in April 2002 and (iii) SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities (`SFAS 146") in July 2002.

     FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. Under FIN 46, entities are required to be consolidated by interposes that lack majority voting interest when equity investors of those entities have significant capital risk, the obligation to absorb expected losses, or the right to receive expected returns. Entities identified with these characteristics are called variable interest entities and the interest that enterprises have in these entities are called variable interests. These interests may derive from certain guarantees, leases, loans or other arrangements that result in risks and rewards, which finance the variable interest entities, despite the voting interest in the entities.

     The interpretation requires that if a business enterprise has a controlling financial interest in a variable entity, the assets, liabilities and results of the activities of the variable interest entity must be included in the consolidated financial statements with those of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be adopted in the first reporting period beginning after June 15, 2003. We are evaluating the impact of this interpretation on our financial condition, results of operations and cash flows.

     There have been no variable interest entities created after January 31, 2003 in which we have an interest. We are reviewing our financial arrangements entered into before February 1, 2003 to identify any that might qualify as variable interest entities. There is a reasonable possibility that certain project finance arrangements in which we have an interest might be variable interest entities. These arrangements involve operating entities and the other investors are third parties independent from the corporation. Our share of commitments and debt obligations as well as fixed asset contributions of these entities is included in our consolidated balance sheet. The variable interests arise primarily because of certain guarantees extended by the corporation to the arrangements. These guarantees are disclosed in note 9 to our consolidated financial statements.

     SFAS 145 addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules, any gains or losses are reported on early extinguishment of debt as extraordinary items. SFAS 145 requires an evaluation of whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely being extinguished early, the gain or loss would be included in income from continuing operations. This statement became effective for us in 2003. Adoption of SFAS 145 did not have a significant impact on our financial condition, results of operations and cash flows.

     SFAS 146 requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occurs. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003. Adoption of SFAS 146 did not have a significant impact on our financial condition, results of operations and cash flows.

Discussion of Critical Accounting Policies

     In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 1 of the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

     General

     The financial statements were prepared in accordance with U.S. GAAP, which in certain respects differ from the accounting principles we apply when preparing financial statements in accordance with Brazilian GAAP.

     We have reported in U.S. dollars since 1994 when the US Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N(0) 52 "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as our functional currency as this has been, and remains in our opinion, the currency in which we principally operate as well as being our primary unit of economic measure. Accordingly, our management has concluded that our functional currency is and will continue to be the U.S. dollar.

     Deferred Taxes

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Although the realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carryforwards period are reduced.

     Legal Contingencies

     We are currently involved in certain legal proceedings. As discussed in note 17 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Brazilian Economic Environment

     The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil's balance of payment occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Furthermore, in late September 1999, a court in the state of Minas Gerais ruled that the representatives of the board of directors of the minority foreign private partners of Companhia Energetica de Minas Gerais, a privatized electric utility in that state, could no longer have veto power over corporate actions. Also in late September 1999, Brazil's Federal Supreme Court ruled that pension taxes on retired federal employees and pensioners, as well as the increase of pension taxes charged to active employees, are unconstitutional. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government's response to such developments.

     Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. See "Item 3D. Risk Factors--Risk Factors Relating to Brazil."

     Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. For instance, the Argentine government's default on certain of its debt obligations, the devaluation of the Argentine peso and the terrorist attacks of September 11, 2001 present causes for concern relating to Brazil's economic stability. Instability in the Brazilian financial markets caused by developments in the international financial markets may adversely affect our financial condition and, specifically, our ability to raise capital when needed and the market price of the preferred shares and ADSs. See "Item 3D. Risk Factors--Risk Factors Relating to Brazil."

     The Brazilian government has proposed a broad tax reform in Brazil, mainly designed to reduce the public deficit through the increase in tax collection. It is expected that the final tax reform bill will be submitted to the Brazilian Congress for approval during 2003. It is anticipated that the reform will include the creation of a value-added tax on goods and services that would replace six existing taxes (including the contribution for social purposes, the federal tax on industrial products and the state tax on the circulation of goods and services). In addition, the Contribuicao Provisoria sobre Movimentacao Financeira-CPMF, a provisional levy on checking account transactions, would be replaced by a permanent federal tax on financial transfers. We may have a higher tax burden if the tax reform bill is approved and implemented. See "Item 3D. Risk Factors."

     Effects of Inflation and Currency Exchange Fluctuations

     Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the Indice Geral de Preco-Mercado, the General Market Price Index or IGP-M, and the devaluation of Brazilian currency against the U.S. dollar for the periods shown:

                                                        1998     1999      2000      2001      2002
                                                      -------- --------  --------  --------  --------

   Inflation (General Market Price Index)............   1.8%     20.1%     9.8%      10.4%     25.3%
   Devaluation (R$ vs. US$)..........................   8.3%     48.0%     9.3%      18.7%     52.3%

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

     Inflation and exchange rate variations significantly affect our operating expenses. Our cash operating expenses (i.e., operating expenses other than depreciation and amortization of property, plant and equipment) are substantially all in reais and tend to increase with inflation in Brazil. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of devaluation of the Real against the U.S. dollar. If the rate of inflation increases more rapidly than the rate of devaluation, then, as expressed in U.S. dollars, our operating expenses increase and (assuming constant sales prices) our profit margins decrease. If the rate of devaluation exceeds the rate of inflation, then, as expressed in U.S. dollars, our operating expenses decrease, and our profit margins increase. In 2001 and 2002, after eliminating nonrecurring expenses, our operating expenses, as expressed in U.S. dollars, decreased because the rate of the devaluation of the real exceeded the rate of Brazilian inflation. In 2002, selling and distribution expenses were US$28.2 million, 21% higher than in 2001 due to higher sales volume. Administrative expenses were US$22.3 million, US$1.0 million lower than in 2001, and other operating expenses were US$54.1 million, compared with US$25.6 million in 2001. In 2002, our operating expenses, as expressed in U.S. dollars, increased mainly due to a provision for loss on credit of ICMS.

     Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In addition, many financial instruments denominated in reais are indexed for inflation. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets, which is offset, at least in part, by monetary indexation of real-denominated financial instruments and (b) a remeasurement gain on real-denominated monetary liabilities, which is offset, at least in part, by the monetary indexation of real-denominated financial instruments.

     We have adopted a conservative policy of having most of our financial assets denominated in U.S. dollars. At December 31, 2002, approximately 71% of our cash and cash equivalents and marketable securities were invested in U.S. dollar-denominated financial assets. See "--Liquidity and Capital
Resources--Financial Strategy."

A.   Operating Results

Results of Operations

     Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

     Net operating revenues in 2002 were US$669.0 million, compared to US$574.4 million in 2001. The US$94.6 million increase was primarily due to a US$124.2 million increase in pulp sales volume, partially offset by a decrease in the average prices of pulp, which lower pulp prices, corresponding to US$32.1 million.

     In 2002, total cost of pulp and sawn wood sales was US$468.9 million, compared to US$420.6 million in 2001. This increase was mainly due to a US$89.5 million increase in the sales volume, offset by a US$43.1 million decrease in production costs. Production costs per ton in 2002 were US$238, compared to US$268 in 2001. This decrease was due to (i) a US$138 million decrease in cash costs, (ii) a decrease in real-denominated costs due to the devaluation of the real, and (iii) a decrease in the consumption of chemicals. This decrease was partially offset by an US$11 per ton increase in the costs of wood purchased from Veracel.

     Selling expenses were US$28.2 million in 2002, compared to US$23.3 million in 2001. This increase was mainly due to the increase in distribution costs.

     Administrative expenses in 2002 totaled US$22.3 million, compared to US$22.0 million in 2001. This increase was mainly due to higher costs of services.

     Other operating expenses, net, totaled US$54.1 million in 2002, compared to US$25.6 million in 2001. This increase was mainly due to a US$34.3 million increase in provision for loss of the ICMS tax (VAT) credit, partially offset by a US$5.9 million decrease in the write-off of fixed assets.

     Financial income in 2002 totaled US$61.6 million as compared to US$54.7 million in 2001. This increase was mainly due to a higher yield on investments made in reais, partially offset by lower average returns on cash.

     Financial expense was US$82.0 million in 2002 compared to US$70.2 million in 2001. This increase was mainly due to (i) a US$2.0 million increase in interest financing, (ii) a US$1.1 million increase in the CPMF contribution and a US$2.4 million increase in the provision for PIS and COFINS in cash investments, and (iii) a US$5.4 million decrease on the capitalization of interest charges relating to the Fiberline C Expansion Project.

     Loss (gain) on currency remeasurement, net, reflects the fluctuations in the exchange rate of reais to U.S. dollars and resulted in a gain of US$14.9 million in 2002, compared to a net loss of US$18.0 million in 2001. This difference was due to a decrease in our liabilities indexed to reais and by the devaluation of the real against the U.S. dollar (15.7% in 2001 as compared to 34.3% in 2002).

     Income tax benefit totaled US$15.6 million in 2002 compared to an income tax expense of US$32.7 million in 2001. This difference was mainly due to the change from taxable profit in 2001 as compared to a tax loss in 2002 (tax effect of US$82.0 million), partially offset by an increase in the taxable profits generated by our offshore subsidiaries (tax effect of US$28.9 million).

     Net income in 2002 totaled US$111.9 million, compared to US$18.1 million in 2001.

     Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

     Net operating revenues in 2001 were US$574.4 million, compared to US$781.0 million in 2000. The US$206.6 million decrease was primarily due to a lower average net pulp price of US$438 per ton in 2001 compared to US$611 per ton in 2000, offset in part by higher sales volume, 1,301,000 tons in 2001 compared to 1,273,000 tons in 2000.

     In 2001, total cost of pulp and sawn wood sales were US$420.6 million, compared to US$412.3 million in 2000. Cost of pulp sales in 2001 was US$410.5 million, or US$315.48 per ton, compared to US$404.9 million, or US$318.16 per ton, in 2000. This increase was mainly due to higher sales volume. The 2001 production cost includes depreciation of US$91 per ton compared to US$86 per ton in 2000. This increase in depreciation reflects the full-year impact in 2001 of the acceleration of depreciation of assets that took effect in the second quarter of 2000 (see note 10 to our consolidated financial statements). Cash production cost in 2001 was US$149 per ton versus US$157 per ton in 2000, reflecting the impact of the real devaluation.

     Selling expenses were US$23.3 million in 2001, compared to US$21.5 million in 2000. This increase was mainly due to higher sales volume, especially in Asia.

         Administrative expenses in 2001 totaled US$22.0 million, compared to US$22.5 million in 2000. This decrease was mainly due to local currency devaluation, partially offset by US$1.3 million of adjustments in labor-related provisions and US$1.2 million increase in consulting fees.

     Other operating expenses, net, totaled US$25.6 million in 2001, compared to US$12.0 million in 2000. This increase in operating expenses was the result of a US$10.8 million provision for loss of unutilized ICMS (value-added tax) credits, a US$2.5 million contribution to ARUS (the pension fund for our employees), and a US$6.5 million write-off of fixed assets related to the modernization of a recovery boiler located at the Mill. These expenses were partially offset by the reversal of a US$10.0 million labor-related provision, net of US$6.7 million to be paid as part of a labor dispute settlement.

     Financial income in 2001 totaled US$54.7 million, primarily from investments in U.S. dollar-indexed securities. In 2000, financial income totaled US$64.8 million. The difference resulted from a lower average yield on cash investments.

     Financial expense was US$70.2 million in 2001 compared to US$101.5 million in 2000. The decrease was mainly due to the favorable impact of the real devaluation on real-denominated loans, as well as the capitalization of US$12.9 million in interest expenses related to Fiberline C Expansion Project-related loans.

     Loss (gain) on currency remeasurement, net, resulted in a loss of US$18.0 million in 2001, compared to a gain of US$8.8 million in 2000. The closing exchange rate on December 31, 2001 was R$2.3204 to the U.S dollar as compared to R$1.9554 on December 31, 2000.

     Income tax expense in 2001 was US$32.7 million as compared to US$82.1 million in 2000. This decrease was mainly due to lower taxable profits under our Brazilian corporate law financial statements (US$283.8 million in 2000 as compared to US$50.8 million in 2001), which was partially offset by a US$13.6 million provision recorded in 2001 relating to the taxation of unremitted earnings of offshore subsidiaries due to a change in taxation laws.

     Net income in 2001 totaled US$18.1 million, compared to US$201.7 million in 2000.

B.   Liquidity and Capital Resources

     At December 31, 2002, we had total debt outstanding of US$793.8 million, a decrease of 8% over total debt outstanding at December 31, 2001 of US$863.0 million. This decrease in 2002 was primarily due to the reduction of trade financing in the form of export sale advances, or ACC, and discounted export account receivables, or ACE.

     The breakdown of our total debt outstanding at December 31, 2002 and December 31, 2001 is set forth in the table below:


                                                                                            At December 31,
                                                                                        2001             2002
                                                                                    ------------     ------------
                                                                                      (millions of U.S. dollars)
SHORT-TERM DEBT
Current portion of long-term debt
     Local currency...........................................................              33.3             27.3
     Foreign currency.........................................................             157.7            140.0
Short-term debt instruments
     Local currency...........................................................               0.4              3.3
     Foreign currency (ACC/ACE)...............................................             119.6              7.5
Accrued finance charges
     Local currency...........................................................               1.0              0.3
     Foreign currency.........................................................              13.8              4.3
                                                                                    ------------     ------------
         Subtotal                                                                          325.8            182.7
                                                                                    ------------     ------------
LONG-TERM DEBT
     Local currency...........................................................             163.7            163.9
     Foreign currency.........................................................             373.5            447.2
                                                                                    ------------     ------------
         Subtotal.............................................................             537.2            611.1
                                                                                    ------------     ------------
TOTAL DEBT....................................................................             863.0            793.8

     At December 31, 2002, our outstanding debt in local currency totaled US$194.8 million and was comprised primarily of loan agreements with Banco Nacional de Desenvolvimento Economico e Social--BNDES.


     At December 31, 2002, our long-term debt maturities were as follows:

                                              Maturing in
                         -----------------------------------------------------
                                                               2008
                                                               and
                           2004     2005     2006     2007    beyond    Total
                         -------- -------- -------- --------  ------  ---------
                                      (in millions of U.S. dollars)
Long-term debt.........   223.2     92.6     91.7     89.9    113.7    611.1

     At December 31, 2002, we had cash, cash equivalents and debt securities available for sale of US$273.9 million, a decrease of US$151.7 million from US$425.6 million at December 31, 2001. Of this amount, US$173.5 million was invested in Brazil in dollar-indexed instruments, US$20.8 million was invested abroad, mostly in U.S. dollar time deposits with leading financial institutions, and the equivalent of US$253.1 million was invested in local currency instruments.

     Net debt (gross debt less cash, cash equivalents and debt securities available for sale) was US$519.9 million at December 31, 2002, an increase of US$82.5 million compared to US$437.4 million at December 31, 2001. The increase was mainly due to capital expenditures of approximately US$260.7 million, and dividends of US$73.8 million paid to shareholders, partially offset by cash generated from operations.

     Net debt reached US$437.4 million at December 31, 2001 as compared to US$209.8 million at December 31, 2000. This significant increase in our gross debt was a result of the increase of the capital expenditures in 2001 relating to the Fiberline C Expansion Project. The net debt increase of US$227.6 million was mainly due to capital expenditures of approximately US$421.5 million and dividends of US$63.2 million paid to shareholders.

     Our short-term debt consists primarily of trade financing in the form of export sales advances, or ACC, discounted export accounts receivables, or ACE, and prepayments for exports and Euro-commercial paper borrowings, all denominated in foreign currency. ACC and ACE are forms of financing available from Brazilian financial institutions or Brazilian branches of foreign financial institutions at a fixed rate with a maturity of up to 360 days prior to shipment of pulp for export, in the case of ACC, and with a maturity of up to 180 days after shipment of pulp for export, in the case of ACE. Prepayments for exports are a form of financing available from importers or foreign financial institutions at a fixed rate with maturity of either up to 180 days or more than one year, in each case prior to the shipment. As of December 31, 2001, the outstanding principal amount of such short-term trade financing was US$126.8 million at an average annual interest rate of 4.7% and an average month-end balance of US$187.9 million during 2001. As of December 31, 2002, the outstanding amount of such short-term trade financing was US$7.5 million at an average annual interest rate of 4.7% and an average month-end balance of US$24.6 million during 2002.

     From time to time, we raise short-term funds for cash management purposes through issuances of commercial paper under our Euro-Commercial Paper program. On September 2, 1998, the Central Bank approved the renewal and the increase of the program from US$100 million to US$200 million. As of December 31, 2002, we had no commercial paper outstanding under this program.

     Our long-term debt consists primarily of U.S. dollar-denominated debt issued outside Brazil in the amount of US$514.8 million at December 31, 2002 and loans from BNDES, one of our principal shareholders, denominated in reais and in foreign currencies. At December 31, 2002, we had loans from BNDES with an aggregate principal amount outstanding of approximately R$925.9 million (US$262.1 million) (as compared to R$649.2 million (US$279.8 million) at December 31, 2001), which represented approximately 33% of our total indebtedness at such date. At December 31, 2002, of the total aggregate principal amount of the BNDES debt, US$189.6 million was denominated in reais and adjusted by the Taxa de Juros de Longo Prazo (the Long-term Interest Rate, or TJLP), US$22.5 million was U.S. dollar-denominated and US$49.9 million was adjusted by a currency basket. On June 13, 2001, we entered into an eight-year loan agreement with BNDES for an aggregate principal amount of R$666.3 million (approximately US$188.6 million at the exchange rate of R$3.5333 per US$1.00 at December 31, 2002), in three tranches, with maturities from 2003 to 2009 and annual interest rates ranging from 7.8% to 11.97%. We had outstanding indebtedness under this agreement of US$218.0 million at December 31, 2002. A portion of the debt incurred by us under the above-mentioned loan is subject to interest equal to the TJLP plus 1.8% or 3.3% per annum, as applicable, and another portion is subject to interest equal to 3.3% per annum over the interest rate published quarterly by BNDES. The proceeds of this loan will be used principally to finance the Fiberline C Expansion Project. Our obligations under this loan agreement are secured by liens on our industrial site at the Municipality of Aracruz.

     In January 1994, we issued in the Euromarkets US$120 million aggregate principal amount of 10.375% unsecured notes due 2002, which were refinanced in January 1997. In order to allow us greater financial flexibility, certain of the terms and conditions of such bonds and notes, including the negative pledge, were also amended at the time of the refinancing. These notes were paid in January 2002, at maturity.

     In February 1995, we and our wholly owned subsidiary Aracruz Trading S.A., or Aracruz Trading, completed the first tranche, totaling US$50 million, of a transaction pursuant to which Aracruz Trading securitized existing and future accounts receivable payable by certain customers. The securitization was limited to an aggregate principal amount of US$200 million and the second and third tranches for the remaining US$150 million were completed in July 1995. During 1997, US$38 million of the five-year certificates relating to the third tranche, and accrued interests of this program, were fully redeemed. As of December 31, 2001, there was US$13.2 million outstanding under the securitization. Aracruz Trading prepaid the outstanding amount due under the securitization on March 31, 2002.

     Arcel Finance Limited issued 5.984% Senior Secured Notes due 2009 on January 30, 2002, in the amount of US$250 million, as part of a new program for the issuance of collateralized debt securities. Subsequent to the offer and sale of those notes, additional series of notes may be issued, provided that certain conditions are met. We unconditionally and irrevocably guaranteed all obligations of Aracruz Trading under the notes. The notes rank pari passu in priority of payment (subject to mandatorily preferred debts under applicable laws) with all of our other present and future unsecured and unsubordinated obligations and have a financial guaranty insurance policy by a financial guaranty insurance company guaranteeing the timely payments of interest on and scheduled principal of the notes.

     We agreed, among other things:

     o that at least 95% of our export sales of bleached eucalyptus kraft market pulp in the most recent four calendar quarters of certain dates must be made to Aracruz Trading S.A.;

     o to limitations on our winding-up or dissolution or possible future mergers and our consolidation for as long as the notes are outstanding; and

     o to perform certain acts in the event of bankruptcy of Aracruz Trading S.A., including the replacement of Aracruz Trading for another company and our assumption of Aracruz Trading's obligations.

     As of December 31, 2002, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

     The following table summarizes our significant contractual obligations and commitments that impact our liquidity at December 31, 2002:

Contractual Obligations                          Up to 1 year          2-3 years        After 3 years          Total
----------------------------------------     --------------------  -----------------  ----------------   -----------------
                                                                  (U.S. dollars in millions)
Long-term debt, including current portion..  US$         167.3     US$       315.8     US$     295.3     US$       778.4
Fiberline C Expansion Project..............               15.1                16.8                 -                31.9
Contractual obligations with suppliers.....               45.9                15.8               4.3                66.0
Short term debt and accrued charges........               15.4                   -                 -                15.4
                                                     ---------         -----------       -----------        ------------
     Total contractual cash obligations....  US$         243.7     US$       348.4     US$     299.6     US$       891.7


     Capital Expenditures

     During 2002, our US$260.7 million in capital expenditures consisted of:
US$185.3 million for the Fiberline C Expansion Project, US$9.4 million for ongoing industrial investments, US$15.4 million to purchase land, US$39.5 million for silviculture and other forestry-related investments and US$10.8 million for other projects. See "Item 4--Information on Aracruz--History and Development of Aracruz--Capital Expenditures."

     Financial Strategy

     In the past, a major element of our financial strategy was to take advantage of the interest rate differential available in Brazil only to exporting companies. Funds obtained through lower cost trade financing were invested, together with cash flow from operations, in Brazilian financial instruments at a generally higher yield. Our ability to generate profits from this arbitraging activity has been reduced as a result of the declining interest rates in Brazil as well as from the change in our financial strategy in 1997. Since August 1997, most of our financial investments were denominated in U.S. dollars to minimize currency risk exposure.

     The issuance of Arcel Finance Limited 5.984% US$250 million Senior Secured Notes due 2009 in January 30, 2000, is part of our current financial strategy, which includes increasing the average maturity of our debt. Brazilian companies have limited sources of long-term debt financing denominated in reais, and we do not intend to incur short-term debt denominated in reais due to the higher associated costs. At December 31, 2002, 75% of our total indebtedness was denominated in foreign currencies, as compared to 77% at the end of 2001. Although our access to debt financing denominated in foreign currencies beyond pre-export and receivables financing may also be limited, we believe that we have access to a sufficient number of financing sources to meet our needs without resorting to expensive short-term real-denominated financing.

     At December 31, 2002, we held US$273.9 million in cash and cash equivalents, of which US$79.1 million was denominated in reais, US$193.8 million was indexed to the U.S. dollar, and US$1 million was indexed in other foreign currencies. At December 31, 2002, we held US$248.5 million in debt securities due to the redemption of securities in the amount of US$27.9 million during 2001 and fair value adjustments.

     At December 31, 2001, we held US$425.6 million in cash and cash equivalents, of which US$93.5 million was denominated in reais, US$331.1 million was indexed to the U.S. dollar, and US$1 million was indexed in other foreign currencies. At December 31, 2001, we held US$405.5 million in debt securities due to the redemption of securities in the amount of US$92.3 million during 2001 and fair value adjustments. At December 31, 2000, we held US$18.1 million in cash and cash equivalents, of which US$0.7 million was denominated in reais, US$15.8 million was indexed to the U.S. dollar, and US$1.6 million was indexed in other foreign currencies. At December 31, 2000, we held US$323.0 million in debt securities due to the redemption of securities in the amount of US$96.2 million during 2000 and fair value adjustments.

     Our guidelines for our financial investments are as follows:

     o investments in fixed income obligations of the Brazilian government have no limit;

     o investments in banks in Brazil are subject to the following requirements:

               o the bank must have a minimum rating of "A-" or equivalent from rating agencies; and

               o    the maximum investment per bank is limited to the lesser of
                    (i) US$100 million, and (ii) 15% of the bank's net worth (the net worth limit does not apply to wholly owned local subsidiaries of foreign banks having an international rating equivalent to at least "A-" from rating agencies);

     o    investments in banks abroad:

               o for investments up to 180-day maturity, the bank must have a minimum rating equivalent to "BBB" in the international scale from rating agencies;

               o for investments above 180-day maturity, the bank must have a minimum rating equivalent to "A-" in the international scale from rating agencies.

     At present, we, like other Brazilian companies, have limited sources of long-term debt financing denominated in reais and we do not intend to incur short-term debt denominated in reais due to the higher costs associated with such financing. At December 31, 2002, 75% of our total indebtedness was denominated in foreign currencies, as compared to 77% at the end of 2001 and 79% at the end of 2000.

     Because we operate internationally, we are exposed to market risks from changes in foreign exchange and interest rates. To protect against these market risks, we, from time to time, enter into forward foreign-exchange contracts and interest-rate swap agreements. We may be exposed to counterparty credit risk in the event of nonperformance by the counterparties to the forward exchange rate contracts and the interest rate swap agreements. We believe that an event of nonperformance by our counterparties is unlikely to occur due to our credit risk policies.

     Dividends

     Subject to certain exceptions, we are required, according to our by-laws and under Brazilian corporate law, to pay a minimum annual dividend equal to 25% of our Adjusted Net Income. In addition, we may pay interim dividends either based on our net income for any period within our fiscal year or from retained earnings or certain other revenue reserves established in prior years. See "Item 8A. Consolidated Statements and Other Financial Information--Dividends."

C.   Research and Development, Patents and Licenses, Etc.

     During 2000, 2001 and 2002, our research and development expenditures totaled approximately US$4.3 million, US$4.0 million and US$3.8 million, respectively.

     The main objective of the Aracruz Research and Technology Center is to add value to the overall business. With activities ranging from the seedling nursery to final product development, we achieved important results in 2002. We made further progress in the genetic enhancement of the Aracruz Eucalyptus. One highlight consisted of using new hybrids whose production potential is superior to our typical enhanced clones and which have greater added value as a result of better fiber quality. Furthermore, Aracruz became a member of the Eucalyptus Genome Consortium (Genolyptus), with the aim of obtaining additional tools and products to speed up the results of our tree improvement program. During 2002, we mapped the physical and chemical properties of the soil of nearly 60,000 additional hectares of plantations.

     As with pulp, advances were also made in forestry operations for solid wood products. In 2002, we continued to conduct studies focusing on a new concept of forestry management for the production of large trees. The potential for a substantial reduction in the harvest cycle was detected, which would imply a proportional decrease in the forest area needed to supply a given amount of wood to the sawmill.

     New technologies are constantly being evaluated as we seek to maximize the synergy between the raw material, process efficiencies and the end-use of the product.

     Work on the Aracruz Watershed Project continued during 2002. The project is one of a series of measures to ensure the sustainability of our production. Conducted in partnership with renowned research institutes and universities in Brazil and abroad, the project consists of integrated studies based on the systematic monitoring of the principal environmental components - climate, soil, water resources, biodiversity - and the analysis of their inter-relationships.

     This approach has brought about wide-ranging results with practical applications as well as generated a database that has allowed continuous enhancement of Aracruz's forestry management procedures, thus helping minimize the impact of our activities on the environment. The results indicate that - after successive eucalyptus planting cycles - our practices assure the maintenance or improvement of the natural condition of the soil as well as making an effective contribution to the preservation of biodiversity and water resources.

     The development of new types of fibers in line with the commercial objectives and needs of our customers continued to be one of the priorities of our research and technology team. The results indicate that we are nearing important strategic advances that will result in improved wood quality and enhanced environmental performance.

D.   Trend Information

     The trends that influence our sales and production and inventory levels are primarily the patterns of pulp purchases by paper producers in the United States, Europe and Asia and the level of pulp inventory held by pulp producers worldwide.

     For 2003, it is expected that there will be an increase in supply in the bleached hardwood kraft market pulp segment as a result of new facilities coming online in the market.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     We are managed by our Conselho de Administracao, or board of directors, and our Diretoria, or board of executive officers.

     Set forth below are the names and positions at June 15, 2003 and brief biographical descriptions of our directors and officers:

 Board of Directors

 Name                                                                              Age                Position
---------------------------------------------------------------------    ---------------------  --------------------

 Erling Sven Lorentzen..................................................           79                 Chairman
 Haakon Lorentzen.......................................................           48                  Member
 Eliezer Batista da Silva...............................................           79                  Member
 Carlos Alberto Vieira..................................................           68                  Member
 Isaac Selim Sutton.....................................................           43                  Member
 Ernane Galveas.........................................................           79                  Member
 Jose Roberto Ermirio de Moraes.........................................           46                  Member
 Marcus Olyntho de Camargo Arruda.......................................           56                  Member
 Leon Chant Dakessian...................................................           49                  Member

 Executive Officers

 Name                                                                              Age                Position
---------------------------------------------------------------------    ---------------------  --------------------

 Carlos Augusto Lira Aguiar.............................................           57                 President
 Joao Felipe Carsalade..................................................           57                  Officer
 Walter Lidio Nunes.....................................................           54                  Officer
 Isac Roffe Zagury(1)...................................................           51                  Officer

________________
(1) On June 6, 2003, we held an extraordinary meeting of the board of directors and Isac Roffe Zagury was elected as one of our officers. He will be exercising the functions of chief financial officer and investor relations. As of the date of this annual report, Mr. Zagury has not taken office.

Biographical Information

     Erling Sven Lorentzen. Mr. Lorentzen has been the Chairman of our board of directors since April 24, 1972. He is also Chairman of the board of directors and Chief Executive Officer of Lorentzen Empreendimentos S.A., which indirectly controls Arapar S.A., and is a member of the Executive Committee of the World Business Council for Sustainable Development and a member of the Advisory board of directors of the American International Group.

     Haakon Lorentzen. Mr. Lorentzen has been a Director since April 29, 1991 and is the son of Mr. Erling Lorentzen. He is the Executive Vice President of Lorentzen Empreendimentos S.A., as well as Chairman of Carbo Industrial S.A., Carbo Derivados S.A. and Provida ASA.

     Eliezer Batista da Silva. Mr. Batista da Silva has been a Director since June 28, 1996. He was also Chairman of Rio Doce Internacional. In 1992, he served as the Brazilian Government's Secretary for Strategic Affairs. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also the President of its board of directors. He was the President of Mineracoes Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964. His first term as Chairman of Companhia Vale do Rio Doce was from 1961 to 1962.

     Carlos Alberto Vieira. Mr. Vieira has been a Director since April 15, 1988 and has acted as our chief financial officer since the resignation of Agilio Leao de Macedo Filho, our prior chief financial officer. He is also President of the board of directors of Banco Safra S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuaria Potrillo S.A., and Pastoril Agropecuaria Couto Magalhaes S.A. He is also an officer of Safra Seguradora S.A.

     Isaac Selim Sutton. Mr. Sutton has been a Director since June 28, 1996. He has also been an Officer and Managing Director of the Safra Group since 1994. From 1992 to 1994, he was an Executive Director of Industria e Comercio Cardinalli Ltda. and also a Director of the holding company of Unigel Group. Between 1986 and 1992, he was the Marketing and Commercial General Director of Cosmoquimica Industria e Comercio S.A. and, between 1980 and 1986, Marketing Manager of Dow Chemical S.A.

     Ernane Galveas. Mr. Galveas has been a Director since April 29, 1994. He has also been a member of the Technical Committee of the Brazilian Association of Commerce since 1975 and, since 1988 he has been the Economic Counsel for the Presidency of that Committee. Mr. Galveas has been the President of the Managing Committee of the Brazilian Association for Economic Studies Promotion since 1988, and was the Minister of Finance of Brazil during the period from January 1980 to March 1985, and President of the Central Bank twice. He was also our chief financial officer during the period from 1974 to 1978 and Executive Vice President in 1979.

     Jose Roberto Ermirio de Moraes. Mr. Moraes has been a Director since April 18, 2002. He is also the Chairman of VCP, of which he was the Chief Executive Officer until April 2002.

     Marcus Olyntho de Camargo Arruda. Mr. Arruda has been a Director since April 18, 2002. He has also been a member of the board of directors and of the board of officers of Votorantim Financas S/A since August 2000, as well as the general counsel of Votorantim Participacoes S.A.

     Leon Chant Dakessian. Mr. Dakessian has been a Director since April 18, 2002. He has also been the Corporate Planning Director of Votorantim group since August 1998. Prior to joining Votorantim, he worked for Bunge Group from 1984 to 1998 in strategic planning, business development and corporate treasury areas.

     Carlos Augusto Lira Aguiar. Mr. Aguiar became President on April 17, 1998. He has been an Officer since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with our operations department. Since the resignation of Agilio Macedo, our former chief financial officer, in 2002, Mr. Aguiar has been acting as our chief financial officer.

     Joao Felipe Carsalade. Mr. Carsalade has been an Officer since September 6, 1993. Since 1976, Mr. Carsalade has held various managerial positions with our commercial department.

     Walter Lidio Nunes. Mr. Nunes has been an Officer since May 27, 1998. Since 1977, Mr. Nunes has held various managerial positions with our industrial department.

     Isac Roffe Zagury. Mr. Zagury was elected a member of our board of directors on June 6, 2003. Prior to that, he worked for 26 years at BNDES in various positions. Since 2000, he was acting as an officer of BNDES.

Fiscal Committee

     Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal committee (conselho fiscal). However, we are required to establish a fiscal committee upon the request of shareholders who, in the aggregate, hold at least 10% of the common shares or 5% of the preferred shares. Under the Brazilian corporate law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our fiscal committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders' interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. The primary responsibility of the fiscal committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the fiscal committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Votorantim group, and (iv) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires that the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires a fiscal committee to have a minimum of three and a maximum of five members.

     Our by-laws provide for a non-permanent audit committee. At the annual shareholders' meeting held on April 29, 2003, our shareholders decided to appoint, for the fiscal year ending on December 31, 2003, the members of our audit committee and their respective alternates as set forth below:

            Name                                                 Position
            ----                                                 --------
            Wagner Braz...................................       Member
            Sheila Periard Henrique Silva.................       Alternate
            Fernando Octavio Martins Alves................       Member
            Jorge Juliano de Oliveira.....................       Alternate
            Luiz Antonio Perdigao.........................       Member
            Luiz Roberto de Abreu Dias....................       Alternate

B.   Compensation

     For the year ended December 31, 2002, the aggregate compensation of all of our directors and officers was approximately US$2.0 million, which includes bonuses in the aggregate amount of US$0.6 million. For the year ended December 31, 2001, the aggregate compensation of all of our directors and officers was approximately US$3.8 million, which includes bonuses in the aggregate amount of US$0.2 million. In addition, for 2002, we paid an aggregate of approximately US$0.07 million into our pension plan on behalf of our directors and officers.

C.   Board Practices

     Our board of directors (i.e., Conselho de Administracao), which may consist of no fewer than nine and no more than twelve members (each, a director), is responsible for, among other things, establishing our general business policies. Our board of directors is currently comprised of ten members and ten alternates, who were elected for a term of three years by the shareholders at the annual shareholders' meeting held on April 29, 2003. The term of office of the current board of directors will end on the date of the ordinary shareholders' meeting to take place in 2006. Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

     Our board of executive officers (i.e., Diretoria), which may consist of no fewer than two and no more than eight officers (each, an officer), is responsible for our day-to-day management. The executive officers are elected by the board of directors for a term of three years. The term of office of each officer will end on June 20, 2003.

Remuneration Committee

     We have an ad hoc remuneration committee, formed by two members, the purpose of which is to decide on various matters regarding the compensation of our officers and directors. The current members of the remuneration committee are Luiz Aranha Correa do Lago and Isaac Selim Sutton. The members of the remuneration committee do not receive compensation.

Board Practices

     Under Brazilian corporate law, the members of the board of directors must be shareholders of the company. There is no requirement as to the number of shares an individual must own in order to act as a member of the board of directors.

     According to Brazilian corporate law, officers and directors of a company are prohibited from voting on or acting in matters in which their interests conflict with those of the company.

     Our by-laws provide that the shareholders are responsible for determining the global annual remuneration of the members of our management bodies. Our board of directors is responsible for dividing such remuneration among the members of the management. There are no specific provisions regarding a directors' power to vote its compensation in the absence of an independent quorum.

     With respect to the borrowing powers of the board of directors, the approval of the board of directors is necessary to issue commercial papers, but any other financing arrangements may be entered into by us upon the joint signatures of:

     o    two officers;

     o    one officer and one attorney-in-fact; and

     o    two attorneys-in fact.

     There are no age limit requirements for retirement of the members of our board of directors. There are no provisions in our by-laws regarding reelection of directors in staggered intervals.

D.   Employees

     We employed a total of 1,601 people at December 31, 2002, compared to 1,688 people at December 31, 2001. For the years ended December 31, 2002 and 2001, 76% of our workforce were directly involved in the production process, 4% were engaged in research and development and 20% were administrative employees. As of December 31, 2002, 79% of our employees were employed at the Mill site, 3% were employed at the offices in Rio de Janeiro and 18% were employed at the offices in Bahia.

     All of our employees are subject to collective bargaining agreements with seven unions. Each collective bargaining agreement is renegotiated annually in November. The agreements currently in effect will expire in October 2003.

     In accordance with Law No. 10,101 of December 19, 2000, employees have the right to receive a bonus based on certain operating results of their employer. This right is contemplated in the Brazilian Constitution. Law No. 10,101 provides that each company and its employees will agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods.

     Pursuant to such legislation, since 1995 we and our employees' labor unions have negotiated the terms of two bonus plans, one for our management employees and one for non-management employees, which comply with such legislation's requirement. Any bonus to be paid under either of those plans is based on us reaching certain operating targets and financial results. The total amount paid by us under these bonus plans for 2002 amounted to approximately US$3.8 million.

     We provide certain social benefits to our employees, including funds to operate a school. We contribute, jointly with the employees, to an employee pension fund, most of the trustees of which are also our officers.

E.   Share Ownership

     As of December 31, 2002, the members of our board of directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our board of directors or our officers holds any options to purchase our common shares or preferred shares. See "Item 7A. Major Shareholders."

     The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of April 30, 2003:

                                                Number of       Number of
                                              Common Shares   Preferred Shares
                                              -------------   ----------------
Board of Directors
Erling Sven Lorentzen.......................      131                --
Haakon Lorentzen............................       10                --
Eliezer Batista da Silva....................       13                --
Carlos Alberto Vieira.......................    1,000                --
Isaac Selim Sutton..........................       66                --
Ernane Galveas..............................       91                --
Jose Roberto Ermirio de Moraes..............       --                --
Marcus Olyntho de Camargo Arruda............       --                --
Leon Chant Dakessian........................       --                --

Executive Officers
Carlos Augusto Lira Aguiar..................       --            60,599
Joao Felipe Carsalade.......................       --            23,000
Walter Lidio Nunes..........................       --                --

Total.......................................    1,311.0          83,599


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     Of the three classes of our capital stock outstanding, only our common stock, without par value, has voting rights. Approximately 96.5% of our common stock is owned by the following four principal shareholders, or the Principal
Shareholders: Arapar S.A. (a company associated with the Chairman of our board of directors), S.O.D.E.P.A.--Sociedade de Empreendimentos, Publicidade e Participacao S.A., or SODEPA (an affiliate of Banco Safra S.A.), Newark Financial Inc. (a British Virgin Islands company wholly owned by VCP) and BNDES Participacoes S.A.--BNDESPAR (an affiliate of our principal bank lender, Banco Nacional de Desenvolvimento Economico e Social--BNDES, a development bank wholly owned by the Brazilian government). The Principal Shareholders have the ability to control the election of the members of our board of directors and the direction and future of our operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under our by-laws and Brazilian corporate law, and the issuance of securities. See "--Shareholders' Agreement."

     On October 3, 2001, we were informed that, on that date, Mondi Brazil Limited, or Mondi, a subsidiary of Anglo American Corporation of South Africa Limited entered into a share purchase and sale agreement with VCP, one of our competitors. See "Item 4B. Business Overview--Competition." Under the share purchase and sale agreement, VCP agreed, through a wholly owned subsidiary incorporated in the British Virgin Islands, to acquire from Mondi 127,506,457 shares of our common stock, representing 28% of our voting capital and 12.3% of the total capital stock, excluding treasury stock, for US$370 million. The transfer of the shares occurred on November 1, 2001, on which date the VCP subsidiary agreed to be bound by the existing Shareholders' Agreement, which expires in 2008. Mondi had purchased its participation from a former shareholder, Souza Cruz S.A., on June 13, 1996.

     The following table sets forth the amount and percentage ownership at December 31, 2002 of each shareholder known to us to own more than 5% of each class of our capital stock and of our officers and directors as a group:

                                                                Share Ownership at June 15, 2003
                                                -------------------------------------------------------------------------
                                                     Common Stock           Class A Stock(1)         Class B Stock
                                                ---------------------    --------------------     -----------------------
                                                 Shares         %         Shares         %         Shares           %
                                                --------    ---------    --------   ---------     --------      ---------
                                                           (in millions of shares, except percentages)
Newark Financial Inc.(2)..................        127.5        28.0%        --           0.0%        --            0.0%
Arapar S.A.(3)(4)(5)......................        127.5        28.0         --           0.0         --            0.0
Sociedade de Empreendimentos,                     127.5        28.0         27.7        68.8         57.9         10.8
  Publicidade e Participacao S.A.(6)......
BNDES Participacoes S.A.(7)...............         56.9        12.5         10.0        24.8         34.2          6.4
Others....................................         16.0         3.5          2.6         6.4        444.7         82.8
                                                --------    ---------    --------   ---------     --------      ---------
    Total.................................        455.4       100.0%        40.3       100.0%       536.8        100.0%
                                                ========    =========    ========   =========     ========      =========

______________
Source: Banco Itau S.A.
(1) Each share of our Class A Stock may be converted into one share of Class B Stock at any time at the holder's option. Shares of Class B Stock are not convertible into shares of Class A Stock.
(2) Newark Finance Inc., an indirect subsidiary of VCP, purchased its Common Stock from Mondi Brazil Limited on November 1, 2001.
(3) Lorentzen Empreendimentos S.A. owns indirectly approximately 44.7% of Arapar S.A. Lorentzen Empreendimentos S.A. is indirectly controlled by Erling Sven Lorentzen, Chairman of our board of directors. Haakon Lorentzen, also a member of our board of directors, owns indirectly 2.6% of the stock of Lorentzen Empreendimentos S.A.
(4) Fort James International Holdings Ltd. owns indirectly approximately 43.7% of Arapar S.A. through its wholly owned subsidiary, Brusara Participacoes Ltda., and its other affiliates. Fort James International Holdings Ltd. is a subsidiary of Fort James Corporation, which is one of our ten largest customers, accounting for approximately 5.4%, 3.9% and 4.4% of our total sales during 2000, 2001 and 2002, respectively.
(5) Den Norske Bank ASA owns indirectly approximately 23.3% of Arapar S.A. Den Norske Bank ASA has agreed to finance our acquisition of certain equipment. See "--Related Party Transactions."
(6) Albatroz S.A., previously a shareholder, was merged into Safra Holding S.A. in January 1995, which in turn was merged into SODEPA in March 1996.
(7)  A wholly owned subsidiary of BNDES.

Shareholders' Agreement

     The Principal Shareholders are parties to a Shareholders' Agreement, dated January 22, 1988, as amended on June 30, 1989, or the Shareholders' Agreement. While we are a signatory to the Shareholders' Agreement, our sole obligation under the agreement is to administer compliance by the Principal Shareholders in accordance with the terms of the Shareholders' Agreement. The Shareholders' Agreement relates only to our Common Stock. The Shareholders' Agreement provides that the Principal Shareholders will be entitled to elect directors of our board of directors in proportion to their respective interests in our voting stock, except that each Principal Shareholder is ensured the right to elect at least one director so long as such Principal Shareholder retains 5% or more of our voting stock. Such right is not transferable without the unanimous consent of the other parties to the Shareholders' Agreement. In addition, the Shareholders' Agreement provides that the maximum number of shares of common stock to be held by any Principal Shareholder may not exceed 28% of the total outstanding shares of common stock. Furthermore, the Shareholders' Agreement provides that the Principal Shareholders may sell, encumber or otherwise transfer their rights in our voting stock to any third party as long as the beneficial ownership of 51% or more of such stock is retained by Brazilian nationals. Brazilian nationals are defined as (a) individual residents who are domiciled in Brazil, (b) corporate instrumentalities of the Brazilian government or subdivisions thereof or (c) corporate entities whose headquarters are in, and are incorporated in, Brazil and which, directly or indirectly, are controlled by persons referred to in (a) or (b) above. The Shareholders' Agreement also requires that each person or entity who acquires shares of common stock from any of the Principal Shareholders become a party to such agreement. The Shareholders' Agreement will expire in 2008.

     On February 5, 2003, a shareholders agreement was signed by and between, on one side, Arapar S/A and Lorentzen Empreendimentos S/A, collectively Grupo Lorentzen, and, on the other side, SODEPA. Each of the Parties holds approximately 28% of Aracruz' voting shares.

     Notwithstanding the Shareholders' Agreement dated January 22, 1988, which will be in force and effect until May 11, 2008, the shareholders agreement executed in February 2003, which will be in force for 16 years from the date of its execution, governs the exercise of Grupo Lorentzen and SODEPA's ownership rights, establishing rules related to (i) the sale of its shares (in force during the term of the 1988 agreement), (ii) the preferential rights to purchase such shares, and (iii) the right to a tag along sale. The exercise of voting rights by Grupo Lorentzen and SODEPA will continue to be in force upon the expiration of the 1988 agreement.

B.   Related Party Transactions

BNDES Loan Agreements

     BNDES is our principal lender. As of December 31, 2002, we had outstanding loans with BNDES with an aggregate principal amount outstanding of approximately R$925.9 million (equivalent to US$262.1 million), which represented approximately 33% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 5% per annum. The TJLP is determined based on a mix of the long-term local and foreign debt instruments issued by the government. The rate is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 2.9% to 11.97% per annum. Approximately two-thirds of our debt with BNDES was incurred in connection with the Fiberline C Expansion Project.

     One of the financing arrangements that we have entered into with BNDES extends a credit line to us of up to US$205.0 million for use principally in connection with the Modernization Project (US$30.8 million outstanding as of December 31, 2002). See "Item 4A. History and Development of Aracruz--Capital Expenditures."

     The BNDES debt is secured by liens on our industrial site at the Municipality of Aracruz. Certain of the Principal Shareholders have provided BNDES with assurances that we will meet the debt-to-equity and liquidity ratios contained in one of the BNDES debt loan agreements and agreed that, in the event such ratios are not maintained, they will contribute to us as capital any amount they would otherwise have been entitled to receive as dividends. Each of Arapar S.A., SODEPA and Mondi had agreed to act as a guarantor of 32% of our obligations undertaken pursuant to one outstanding BNDES debt loan agreement in the amount of US$7.1 million. As a consequence of the acquisition by Newark Finance Inc. of the total interests of Mondi on November 1, 2001, Mondi was substituted for Newark Finance Inc. as guarantor of such BNDES debt loan agreement.

     We believe that the BNDES debt is on terms comparable to those offered by BNDES to unaffiliated third parties in similar financings. Because BNDES was organized by the Brazilian government in large part to support development of businesses within Brazil, loans made by BNDES, including the BNDES debt, are typically on terms more favorable to the borrower than would be available from non-governmental lending institutions. See Note 12 of the consolidated financial statements.

Other Matters

     On June 14, 1996, we entered into a buyer's credit agreement with Den Norske Bank ASA, an indirect shareholder of Arapar S.A., pursuant to which Den Norske Bank ASA has agreed to provide approximately US$8.4 million to us to finance the acquisition of certain equipment and related services in connection with the Modernization Project. As of December 31, 2002 approximately US$8.4 million was outstanding under this agreement. On January 1,

1998, Companhia de Navegacao Norsul, or Norsul, a company indirectly controlled by Mr. Erling Sven Lorentzen, the chairman of our board of directors and a shareholder of Arapar S.A., one of the Principal Shareholders, entered into a contract with us expiring on December 31, 2002 pursuant to which Norsul ships pulp for us to the United States and Northern Europe. For Northern Europe, Norsul has a joint service agreement with Gearbulk Pool Ltd. In 2001 and 2002, Norsul shipped approximately 310,000 and 396,000 tons of pulp to us, representing approximately 24% and 25% of our export sales, respectively.

     On December 19, 2000, Norsul entered into an agreement with us which established the terms and conditions to implement the investments and operations of a project to ship wood logs from the port of Caravelas, in the south of the State of Bahia, to the Portocel Barra do Riacho Specialized Terminal. According to this agreement, we will reimburse Norsul for the costs incurred on the acquisition of ships and other direct costs. In addition to the cost reimbursement, we will pay to Norsul a monthly administration fee of US$34,000. This agreement has a term of 20 years, starting on the issuance date of the first shipment's notice of readiness.

C.   Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     See "Item 3A. Selected Financial Data" and "Item 19. Exhibits."

Export Sales

     During 2002, we produced approximately 1,656,000 tons of bleached eucalyptus pulp. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume (1,585,000 tons). During 2001, we produced approximately 1,272,000 tons of bleached eucalyptus pulp. Pulp sales in 2001 were approximately 1,301,000 tons, of which approximately 1,265,000 tons, or 97%, were export sales. See "Item 4B. Business Overview--General."

Legal Proceedings

     We are party to a number of legal actions arising from our normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely, would not, individually or in the aggregate, have a material adverse effect on our financial condition.

     As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees and their labor unions. Among these brought by our employees' unions, six suits claimed additional compensation for alleged hazardous work conditions. In 1995, we received an unfavorable decision with respect to one of these claims. We have established what we consider to be an adequate reserve on our books to cover these claims. In December 2001, we and our employees and their union settled two of the six claims for an amount of US$6.7 million, which amount has been paid by us in January 2002. Accordingly, we will reduce proportionately the reserve we have established with respect to these claims. We are also a party to approximately 662 other legal actions relating primarily to labor claims by former employees. We have recorded additional provisions in the amount of approximately US$4.22 million and have also deposited approximately US$0.77 million in judicial deposits with respect to such actions.

     In October 1993, the Brazilian Federal Prosecutor brought a suit against us, the State of Espirito Santo and IBAMA (the Brazilian environmental protection agency) to halt all activities of the Forestry Partners Program, and to seek damages on the grounds that the program did not follow certain prescribed environmental procedures. We have been allowed, pursuant to an interim judicial decision, to continue the program with respect to areas other than native forest and areas cultivated with other plantings. In May 2000, the federal local court promulgated a Term of Settlement signed by and among the parties involved, extinguishing this suit and keeping in full effect the terms of the Forestry Partners Program.

     In January 1997, the National Indian Foundation, or FUNAI, the Brazilian government agency responsible for Indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring Indian reservations encompassing the Indian communities of Pau Brasil, Caieiras Velhas and Comboios. In January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation. In March 1998, the Ministry of Justice issued Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the Indian reservation by 2,571 hectares of land belonging to us. In April and June 1998, we signed two Terms of Settlement with the Indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which: (i) the Indians recognized the legitimacy of Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount of approximately R$13.5 million (US$5.8 million on December 31, 2001), over a 20-year period. The financial aid program is subject to the performance by the Indian communities of the following main obligations: (a) the formation of an association to receive the funds; (b) the delivery to us of a proposed allocation of funds approved by two representatives of each Indian village, by the association's board, by FUNAI and by the Brazilian Federal Prosecutor, or BFP; (c) the use of the funds exclusively in projects which guarantee the subsistence of all members of the communities, such use of the funds to be monitored by a commission formed by FUNAI and Indian community members not affiliated with the Association's board and to be reviewed by FUNAI and the BFP; (d) the observance of agreed boundaries; and (e) the guarantee of our right to use the existing roads in the enlarged areas object of the reservation. If the Indian communities breach any of their obligations, we will be released of our obligations under the Terms of Settlement. As of December 31, 2002, we advanced approximately R$4.9 million (US$2.7 million), in accordance with the Terms of Settlement. For additional information, see Note 16 to our consolidated financial statements.

     In March 1997, we received assessment notices from the Brazilian Social Security Institute (Instituto Nacional de Seguridade Socia--INSS) demanding payment of social contributions over housing allowances paid to certain employees. We brought several lawsuits before local federal courts contesting such assessment notices and, at December 31, 2002, we have placed approximately US$4.8 million in an escrow account to guarantee the payment of such social contributions in the event we lose these lawsuits. These suits are still pending.

     We are contesting in local federal courts changes in the rates and rules for the calculation of certain social contributions (Programa de Integracao Social--PIS and Contribuicao para Financiamento da Seguridade Social-- COFINS) determined by Law No. 9,718/98. Our provision with respect to such legal actions equaled approximately US$40.3 million as of December 31, 2002. We believe this provision is sufficient to cover any possible losses in connection with this action.

     In December 1994, we filed a lawsuit with the federal court in the city of Rio de Janeiro for the right to deduct from the calculation of income tax and social contribution any depreciation, amortization and depletion due to the difference of 70.28% between the official accounting statements index of monetary correction and the consumer price index, or IPC, during January and February of 1989. Based upon existing Supreme Court precedents, the court recognized the right to deduct, from the calculation, 42.72% of such depreciation, amortization and depletion. Starting in the third quarter of 2000, we have been deducting 42.72% from the income tax and social contribution basis of calculation. On December 31, 2002, we recorded a provision for contingencies in the amount of approximately US$15.1 million to cover any unfavorable decision in this lawsuit.

     On March 13, 2002 the Espirito Santo legislative assembly created an investigating commission (Comissao Parlamentar de Inquerito) to investigate the legality of our permits and the acquisition of our properties from the date we began operating in Espirito Santo. As the investigative procedures were not concluded within the prescribed term for such sort of investigation, the commission was terminated without issuing a conclusive report. We are confident that all our permits have been legally obtained and acquisition documents are strictly in accordance with all laws and regulations.

Dividend Policy and Dividends

     General

     Under Brazilian corporate law, we are required to hold an annual shareholders' meeting by April 30 of each year. At that meeting, our financial statements for the previous year and the proposal for distribution of dividends are submitted for shareholder approval. Accordingly, dividends for each fiscal year ending December 31 may be declared by April 30 of the subsequent year. Dividends are to be paid within 60 days from the date declared, unless otherwise resolved at the annual shareholders' meeting at which they were declared. In any event, declared dividends must be paid before the following December 31. Dividends relating to prior years in excess of those required to be paid by law may be declared and paid at any time by decision of the board of directors. The board of directors may also elect to pay interim dividends either:

     o    based on our net income for any period within our fiscal year; or

     o from our retained earnings or certain other revenue reserves established in prior years.

     Holders of Class A Stock are entitled to an annual preferential dividend equal to a minimum of 6% of the capital attributable to the Class A Stock to be paid from annual adjusted net income. In the event dividends in excess of those paid to the holders of Class A Stock are distributed, holders of Common Stock and Class B Stock share ratably in such excess up to an amount equal to the Class A Stock preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and common stock. The Class B Stock holders are entitled to receive dividends at least ten percent higher than the amount per share paid to holders of Common Stock. We adopt the same standards for payment of dividends for the Class A Stock holders. See "--Dividend Preferences."

     Calculation of Adjusted Net Income

     Brazilian corporate law requires that 5% of a company's annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, Brazilian corporate law provides that the "capital" of a company is equal to the aggregate paid-in capital upon the subscription of such company's capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2002 was approximately R$126.0 million (equivalent to US$35.7 million), or 6.8% of our capital.

     Brazilian corporate law allows for three additional appropriations of net income, each of which must be approved by the holders of common stock. First, a portion of net income may be appropriated to a reserve for anticipated losses which are deemed probable in future years. Conversely, any amount so reserved in prior years must be returned to net income in the fiscal year in which the reason for such reserve ceases to exist or in which the loss takes place. Second, net income may be appropriated to an unrealized income reserve for future income to be realized from:

     o    inflationary income;

     o    increases in the net worth of affiliated companies; and

     o    income from term sales to be received in subsequent fiscal years.

     Third, net income may be appropriated for discretionary purposes, ratified by the shareholders for business expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, a company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which retained earnings a cash dividend may then be paid.

     Brazilian legislation requires that the calculation of the amount of a company's net income available for dividend distributions to its shareholders be determined on the basis of financial statements prepared in accordance with Brazilian GAAP using the corporate law method. Such net income of a company may not be the same as that determined by the currency of constant purchasing power method. Through 1995 our net income was the same under both Brazilian methods, but differed from that determined in accordance with U.S. GAAP. For all financial statements prepared for any period ended after January 1, 1996, Law No. 9,249/95 has abolished the requirement that companies apply monetary correction to their financial statements. Although the actual amount of dividends as remeasured into U.S. dollars is contained in the consolidated financial statements, investors will be unable to use U.S. GAAP financial information made available by us to calculate such dividends.

     Payment of Dividends

     Under Brazilian corporate law and in accordance with our by-laws, we are required to allocate at least 25% of our adjusted net income for each fiscal year to the payment of dividends, or the Mandatory Dividend. However, Brazilian corporate law provides that a public company is not required to pay the Mandatory Dividend in any year if the management of such company communicates to its shareholders at its annual shareholders' meeting that the payment of such dividend would be detrimental to the company based on its financial situation and if, within five days of the annual shareholders' meeting, the company forwards to the CVM an explanation for the nonpayment of the dividend. Adjusted net income that is not so distributed and is not absorbed by losses in subsequent years must be paid in dividends as soon as the financial condition of the company permits.

     Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the board of directors and require approval by the vote of holders of common stock. Our board of directors has adopted a policy pursuant to which any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by the board of directors. There can be no assurance that there will be any adjusted net income or that dividends in excess of the statutory minimum will be paid nor is there any legal or other requirement to such effect. In the event that the board of directors elects to pay interim dividends in any year, such interim dividends will count toward the calculation of the Mandatory Dividend for such year. Generally, dividends are payable to persons who are shareholders of record on the date on which dividends are declared. We are not required by law to monetarily correct dividends for inflation occurring during the period from the date such dividends are declared to the date they are paid.

     As a general requirement, shareholders who are not residents of Brazil must be registered with the Central Bank in order to have dividends, sales proceeds or other amounts with respect to their shares remitted outside of Brazil. The shares of Class B Stock underlying the ADSs will be held in Brazil by the Custodian, as agent for the Depositary, which will be the registered owner of such shares on the records of the Transfer Agent. Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of the Depositary, which will exchange the reais for U.S. dollars and will deliver the U.S. dollars to the Depositary for distribution to the ADR holders. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected if the real devalues against the U.S. dollar before such dividends are converted and remitted. Devaluation of the real will reduce the value in U.S. dollars of distributions and dividends on the Class B Stock and may reduce the value of the Class B Stock and the ADSs. There can be no assurance that the real will not devalue relative to the U.S. dollar, as in the past, that the real will not fluctuate significantly relative to the U.S. dollar or that any such depreciation or fluctuations will not adversely affect the value of the Class B Stock or ADSs or any distributions and dividends thereon. Dividends in respect of shares of our Class B Stock paid to holders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax. See "Item 10E. Taxation--Brazilian Tax Considerations."

     History of Dividend Payments

     The following table sets forth the dividends paid by us to holders of our capital stock since 1997. The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.

   Year                             Common Stock              Class A Stock              Class B Stock
   ----                             ------------              -------------              -------------

                                                       (in U.S. dollars per share)


   1998(1).................             0.02                      0.09                       0.02
   1999(2).................             0.01                      0.06                       0.02
   2000(3).................             0.05                      0.06                       0.06
   2001(4).................             0.06                      0.06                       0.06
   2002(5).................             0.07                      0.08                       0.08
   2003(6).................             0.10                      0.11                       0.11

------------------
(1)  Including dividend declared on April 17, 1998 and paid on May 11, 1998.
(2)  Including dividend declared on March 25, 1999 and paid on April 22, 1999.
(3)  Including dividend declared on April 5, 2000 and paid on April 30, 2000.
(4)  Including dividend declared on March 30, 2001 and paid on April 12, 2001.
(5)  Including dividend declared on April 30, 2002 and paid on May 9, 2002.
(6)  Including dividend declared on April 29, 2003 and paid on May 15, 2003.

     Dividend Preferences

     Depending on the amount of our annual adjusted net income, holders of our Class A Stock are entitled to a minimum preferential dividend equal to 6% of the capital attributable to its class of shares. For the purpose of calculating the preferential dividend, the capital attributable to the Class A Stock is equal to the amount paid for such stock upon subscription therefor, plus the amount of annual increases in such amount due to any capital increase and/or to monetary correction for inflation. In the event dividends are not paid for three consecutive years, holders of all classes of preferred shares, including Class A and Class B Stock, will be entitled to voting rights.

     In the event that dividends in excess of those paid to the holders of Class A Stock are distributed, holders of common stock and Class B Stock share ratably in such excess up to an amount equal to the Class A minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and common stock. Payment of the Mandatory Dividend is subject to the Class A Stock minimum preferential dividend.

     On June 5, 1997, the Brazilian Congress enacted Law No. 9,457 of May 5, 1997, amending the Brazilian corporate law, to grant holders of preferred stock that do not carry a right to a fixed or minimum dividend a statutory right to receive dividends in an amount per share of at least ten percent higher than the amount per share paid to holders of common stock. The Class B Stock underlying the ADSs is entitled to such higher dividends distributions. Our by-laws recently have been amended accordingly.

B.   Significant Changes

     On April 10, 2003, we announced our consolidated first quarter results prepared in accordance with U.S. GAAP. We reported a net income of US$58.5 million for the three-month period ended March 31, 2003 as compared with a net loss of US$7.7 million for the same period in 2002. Net revenues were US$217.6 million for the period ended March 31, 2003, which in turn were US$93.4 million higher than the corresponding period in 2002. This increase was mainly due to a higher sales volume (US$70.0 million) and higher pulp prices (US$22.1 million). Total sales volume in the first quarter of 2003 was 497,000 tons and our total pulp production for that period was 497,000 tons. For the market as a whole in the month of January, pulp list prices reached US$480 per ton in the United States. As of March 1, 2003, eucalyptus pulp prices increased in Europe to US$530 per ton.

     On May 30, 2003, we executed an agreement with Klabin S.A. and Klabin do Parana Produtos Florestais Ltda., together known as the Klabin Sellers, for the acquisition of the capital stock of Riocell S.A., or Riocell, one of our competitors, held by the Klabin Sellers. The purchase price for those shares was US$610.5 million, which may be adjusted based on the balance sheet of Riocell prior to the closing of the acquisition and other conditions.

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

     The principal non-United States market for our Class B Stock is the Bolsa de Valores de Sao Paulo, or the Sao Paulo Stock Exchange. In the United States, the Class B Stock trades in the form of ADSs, which are evidenced by American Depositary Receipts, or ADRs, issued by Morgan Guaranty Trust Company of New York, our Depositary, each currently representing ten shares of Class B Stock. The ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol "ARA." In December 1999, we established a non-sponsored depositary receipt program, representing our Class B Stock, to list and trade such stock on the Latin-American Securities Market, or Latibex, managed jointly by the Madrid Stock Exchange of Spain. The program depositary is Servicio de Compensacion y Liquidacion, S.A., in Spain, and the custodian is Companhia Brasileira de Liquidacao e Custodia. Each ADS represents one share of Class B Stock. Trading of the depositary receipts on the Latibex started on December 1, 1999.

Market Price Information

     The table below sets forth for the periods indicated the high and low closing sales prices for (i) the Class B Stock on the Sao Paulo Stock Exchange and (ii) the ADSs on the NYSE. Prices on the Sao Paulo Stock Exchange are determined independently on each exchange and need not have occurred on the same date. Such high and low sales prices have been restated in reais of constant purchasing power based on inflation until December 31, 2002 as measured by the Indice Nacional de Precos ao Consumidor, the National Consumer Price Index, or INPC. See "Item 10D. Exchange Controls" for information with respect to exchange rates applicable during the periods set forth below.

                                               Nominal reais per
                                       ---------------------------------
                                            Share of Class B Stock                U.S. dollars per ADS (1)
                                       ---------------------------------     ---------------------------------
                                            Sao Paulo Stock Exchange                        NYSE
                                       ---------------------------------     ---------------------------------
                                            High                Low               High                Low
                                       --------------      -------------     --------------      -------------

1998:
Annual...........................           R$2.27             R$0.72           US$16.50            US$4.87

1999:
Annual...........................           R$5.43             R$1.14           US$26.25            US$8.19

2000:
Annual...........................           R$5.42             R$2.54           US$27.13           US$11.63

2001:
First Quarter....................           R$3.55             R$2.87           US$16.88           US$12.35
Second Quarter...................             4.95               3.08              18.70              12.46
Third Quarter....................             5.00               4.13              18.07              14.30
Fourth Quarter...................             5.37               4.11              20.07              14.71
Annual...........................

2002:
First Quarter....................           R$5.24             R$4.26           US$20.91           US$16.99
Second Quarter...................             6.26               4.67              22.74              18.64
Third Quarter....................             6.62               5.36              19.50              14.66
Fourth Quarter...................             6.51               5.43              18.85              14.05
Annual...........................

Share price for the most recent six months:
December 2002....................           R$6.76             R$5.99           US$18.85           US$16.33
January 2003.....................             6.90               6.17              20.40              18.30
February 2003....................             7.21               6.55              20.22              18.41
March 2003.......................             7.18               6.59              21.00              18.70
April 2003.......................             6.75               6.12              21.80              20.19
May 2003.........................             6.41               5.35              21.40              18.45

_____________________________________
(1) All information on a per ADS basis for the indicated period has been adjusted to reflect the ADS Ratio Change, pursuant to which each ADS represents ten shares of Class B Stock.

     The closing sales price for the Class B Stock on the Sao Paulo Stock Exchange as of the close of business on December 31, 2002 was R$6.76 per share, which is equivalent to US$19.13 per ADS, translated at a rate of R$3.5333 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on December 31, 2002 was US$18.56 per ADS. On June 26, 2003, the last reported closing sale price for the Class B Stock on the Sao Paulo Stock Exchange was R$6.15 per share, equivalent to US$21.54 per ADS translated at the exchange rate of R$2.8555 per US$1.00, the commercial market selling rate on such date.

     As of December 31, 2002, an aggregate of 346,205,234 shares of Class B Stock, or an aggregate of approximately 64.7% of the outstanding Class B Stock, was held in the form of ADSs.

     To take advantage of the market price of our stock, we engaged in a stock buy-back program in late 1997 which is subject to the limitations set forth in the Brazilian corporate law and CVM regulations. In 2000 and 2002, the total number of shares of Class B Stock bought back by us under this program was 17,095,000 shares and 1,374,000 shares, respectively, for a total cost of approximately US$22.7 million and US$2.1 million, respectively. We have not bought back any shares during 2001.

B.   Plan of Distribution

     Not applicable.

C.   Markets

Trading on the Brazilian Stock Exchanges

     On January 27, 2000, a protocol was signed in order to merge the nine Brazilian stock exchanges. According to the protocol, private equity and debt will be traded only on the Sao Paulo Stock Exchange, which is the only remaining Brazilian stock exchange at present. Brazilian federal, state and municipal public debt are only traded on, and privatization auctions are carried out at, the Rio de Janeiro Exchange. The protocol became effective on May 31, 2000.

     Trading on the Sao Paulo Stock Exchange by nonresidents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation and limited to member brokerage firms and a limited number of authorized nonmembers. The CVM and the Sao Paulo Stock Exchange have discretionary authority to suspend trading in shares of any issuer. Securities listed on the Sao Paulo Stock Exchange may be traded on the over-the-counter market under limited circumstances.

     Trading on the Sao Paulo Stock Exchange settles three business days after the trade date. Delivery of and payment for securities is made through separate clearinghouses for each exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the securities to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is the CBLC--Companhia Brasileira de Liquidacao e Custodia.

     In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes to one hour whenever our indices fall below the limit of 10% as compared to the index registered in the previous trading session.

     As of December 31, 2002, the Sao Paulo Stock Exchange had an aggregate market capitalization of approximately US$124.04 billion and an average monthly trading volume of approximately US$49.28 billion for the year 2002. In comparison, the NYSE had a market capitalization of approximately US$13.4 trillion in the year 2001. Although any of the outstanding shares of a listed company may trade on the Sao Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2002, we accounted for approximately 1.3% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange.

     There is a significantly large concentration in the Brazilian securities markets. As of December 31, 2002, the five most actively traded shares represented approximately 40.6% of the total volume of shares traded on the Sao Paulo Stock Exchange.

Regulation of Brazilian Securities Markets

     Brazilian securities markets are regulated by the CVM, which has regulatory authority over stock exchanges and the securities markets in Brazil and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

     Under Brazilian corporate law, a corporation is either public (companhia aberta), such as us, or closely held (companhia fechada). All public companies, including us, are registered with the CVM and are subject to reporting requirements. Our stock trades on the Sao Paulo Stock Exchange, but may be traded privately, subject to limitations.

     We have the option to request that trading of our securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended by the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries of the CVM or the Sao Paulo Stock Exchange.

     Brazilian securities law and Brazilian corporate law provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in other jurisdictions.

     The Custodian for the Class B Stock and the Depositary for the ADRs must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADRs exchanges ADRs for Class B Stock, the holder will be entitled to continue to rely on the Depositary's electronic certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Stock, or distributions relating to the Class B Stock, unless the holder obtains a new certificate of registration with the Central Bank.

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws and Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws and to Brazilian corporate law.

Corporate Purposes

     We are a Brazilian corporation (sociedade por acoes), enrolled with the National Registry of Legal Entities of the Finance Ministry (CNPJ) under No. 42.157.511/0001-61 and registered with the State Enterprise's Registrar (NIRE) under No. 32300025897. Our corporate purposes, as set forth in Article 2 of our by-laws, are to: (i) engage in forestry and reforestation activities; (ii) industrialize and trade forestry products; (iii) explore renewable sources of energy; and (iv) engage in industrial and commercial activities, as well as agricultural and rural activities in general. In order to meet our corporate purposes, we may (i) participate in other business enterprises, subject to the approval by our board of directors; and (ii) engage in any activity and perform any services, directly or indirectly related to our principal activities, including import and export.

Capital Stock and Dividend Policy

     According to our by-laws, we have one class of common stock and two classes of preferred stock, the Class A Stock and the Class B Stock.

     Depending on the amount of our annual adjusted net income, holders of Class A Stock are entitled to a minimum preferential dividend equal to 6% of the capital attributable to this class of shares. For the purpose of calculating the preferential dividend, the capital attributable to the Class A Stock is equal to the amount paid for such stock upon subscription thereof, plus the amount of annual increases in such amount due to any capital increase and/or to monetary correction for inflation. Brazilian corporate law provides that non-voting or restricted voting shares (such as the Preferred Shares) acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company's constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Our by-laws do not set forth any such shorter period. Shareholders have a three-year period, counted from the date in which we have made available the dividend, to claim such dividends.

     In the event that dividends in excess of those paid to the holders of Class A Stock are distributed, holders of Common Stock and Class B Stock share ratably in such excess up to an amount equal to the Class A minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and Common Stock. Payment of the mandatory dividend is subject to the Class A Stock minimum preferential dividend.

     Under Brazilian corporate law, holders of preferred stock without the right to a fixed or minimum dividend have the right to receive dividends in an amount per share at least ten percent higher than the amount per share paid to holders of voting stock. Holders of Class A Stock and Class B Stock have been receiving such higher dividend distributions. Our by-laws have been amended accordingly. See "Item 8A. Consolidated Statements and Other Financial Information--Dividends."

Winding Up

     A general shareholders' meeting may authorize us to use our reserves or profits in the redemption or sinking of our shares, determining the applicable conditions and procedures. There are no sinking fund provisions in our by-laws.

     According to our by-laws, in the event of winding up, the holders of Class A Stock and Class B Stock will have priority over the holders of common stock on the distribution of our remaining assets.

     Under Brazilian corporate law, amortization consists of a distribution that anticipates payments that a shareholder would be entitled to receive in the event of a corporation's liquidation. The amortization may be made in full or partially and may comprise one or all of the classes of the company's shares. Amortizations will be made without decrease of the corporation's capital stock. If the redemption or amortization does not comprise all of the shares of a relevant class of stock, the shares to be redeemed or amortized will be chosen through draws to be made by the company. In the event of liquidation of the company, the amortized shares will only receive distributions after the non-amortized shares have received amounts equivalent to those previously received by the amortized shares.

Shareholders' Meetings

     Under Brazilian corporate law, at a general meeting of shareholders convened and held in accordance with such law and the company's by-laws, the shareholders are empowered to decide all matters relating to the company's purposes and to pass such resolutions as they deem necessary for its protection.

     Pursuant to Brazilian corporate law, shareholders voting at a general shareholders' meeting have the power, among others, to:

     o    amend the company's by-laws;

     o elect or dismiss members of the board of directors (and members of the audit committee) at any time;

     o receive the yearly accounts by management and accept or reject management's financial statements, including the allocation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts;

     o    authorize the issuance of debentures;

     o    suspend the rights of a shareholder;

     o accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock;

     o    authorize the issuance of founders' shares;

     o pass resolutions to reorganize the legal form of, merge, consolidate or split the company, to dissolve and liquidate the company, to elect and dismiss the liquidators and to examine their accounts; and

     o authorize management to declare the company insolvent and to request a concordata (a procedure involving protection from creditors similar in nature to reorganization under the U.S. Bankruptcy Code).

     A general shareholders' meeting of a publicly held company such as us is convened by publishing a notice, no later than fifteen days prior to the scheduled meeting date and no less than three times. We publish such notice in the following newspapers: A Gazeta (from Vitoria), Gazeta Mercanti--Edicao Sao Paulo and Diario Oficial do Espirito Santo. This notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, an indication of the subject matter.

     A general shareholders' meeting may be held if shareholders representing at least one-quarter of the voting capital are present. If no such quorum is present, notice must again be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for certain matters, as set forth in the company's by-laws. A shareholder without a right to vote may attend a general shareholders' meeting and take part in the discussion of matters submitted for consideration.

     Except as otherwise provided by law, resolutions of a general shareholders' meeting are passed by a simple majority vote, abstentions not being taken into account. Under Brazilian corporate law, the approval of shareholders representing at least half of the issued and outstanding voting shares is required for the types of action described below (as well as, in the case of clause (a), a majority of issued and outstanding shares of the affected class):
(a) changing a priority, preference, right, privilege or condition of redemption or amortization of any class of Preferred Shares or creating any class of non-voting Preferred Shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of shares, such as the Preferred Shares; (b) creating founders' shares; (c) changing the Mandatory Dividend; (d) changing the corporate purposes; (e) merging, consolidating or splitting the company; (f) dissolving or liquidating the company; and (g) participating in a centralized group of companies as defined under Brazilian corporate law.

     Whenever the shares of any class of capital stock are entitled to vote, each share is entitled to one vote.

     A shareholder may be represented at a general shareholders' meeting by an attorney-in-fact appointed not more than one year before the meeting, who must be a shareholder, a company officer or a lawyer. For a public company, such as the company, the attorney-in-fact may also be a financial institution.

Limitations on Share Ownership

     Under Brazilian law there are no limitations on the ownership by non-residents or foreign shareholders of securities of a Brazilian corporation, provided that foreign investments will be registered with the Central Bank and/or the CVM, as the case may be.

     There are no legal limitations on the rights of non-residents or foreign shareholders to exercise their voting rights as shareholders of Brazilian corporations.

     There are no provisions in the company's by-laws with respect to disclosure of share ownership. Notwithstanding, Brazilian corporate law states that the corporations will provide information regarding their share registry book and share transfer book to any person, provided that such information is necessary to protect any rights or clarify situations involving interests of: (i) the requiring person; (ii) a shareholder; or (iii) the securities market.

Changes in Control, Mergers, Acquisitions, Spin-Offs

     There are no provisions in the company's by-laws that would have the effect of delaying, deferring or preventing a change in control of the company or that would operate with respect to a merger, acquisition or corporate restructuring involving the company or its subsidiaries. Notwithstanding the foregoing, Brazilian corporate law provides that the affirmative vote of at least 50% of the voting shareholders is necessary to approve a merger, spin-off or dissolution of a corporation.

C.   Material Contracts

     At December 31, 2002, we did not have any material contracts.

D.   Exchange Controls

     There are no restrictions on ownership of our common stock or Class B Stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common stock or Class B Stock into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration at the Central Bank.

     According to Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. Resolution No. 2,689 defines a foreign investor as any individual, legal entity, mutual fund or other collective investment entity, domiciled or headquartered abroad.

     Pursuant to Resolution No. 2,689, foreign investors must:

     o appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

     o    complete the appropriate foreign investor registration form;

     o    register as a foreign investor with the CVM; and

     o    register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

     Investors under Resolution No. 2,689 who are not resident in a tax haven (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See "--Brazilian Tax Considerations."

     Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved under Annex V Regulations by the Central Bank and the CVM, and final approval was received before the offering of the Preferred Shares underlying the ADSs.

E.   Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of Class B Stock or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class B Stock or ADSs. Prospective purchasers of Class B Stock or ADSs should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of Class B Stock or ADSs, including, in particular, the effect of any state, local or other national tax laws.

     The summary is based upon the tax laws of Brazil and the United States and regulations thereunder as in effect on the date hereof, which are subject to change (possibly with retroactive effect). This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any documents relating to the ADRs will be performed in accordance with its terms.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders of Class B Stock or ADSs. Prospective purchasers of Class B Stock or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the Class B Stock or ADSs in their particular circumstances.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Stock or ADSs by a holder that is not domiciled in Brazil for Brazilian taxation purposes and, in the case of a holder of Class B Stock, who has an investment in foreign currency registered at the Central Bank (a "Foreign Holder"). This summary does not specifically address all of the Brazilian tax considerations applicable to any particular Foreign Holder. Each Foreign Holder should consult his own tax adviser concerning the Brazilian tax consequences of an investment in Class B Stock or ADSs. Any change in such law may change the consequences described below.

     Registered Capital

     The amount of an investment in Class B Stock must be registered by the Foreign Holder of such Class B Stock (or by the Custodian in the case of Class B Stock held by the Depositary) with the Central Bank as "Registered Capital" in order to allow remittances outside Brazil of foreign currency acquired with the proceeds of distributions on, and amounts obtained from dispositions of, such Class B Stock. The Registered Capital for each share of Class B Stock issued to the Depositary will be equal to its issue price in U.S. dollars. The Registered Capital for a share of Class B Stock that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a share of Class B Stock on the Sao Paulo Stock Exchange on the day of withdrawal or (ii) if no such shares were traded on that day, their average price on the Sao Paulo Stock Exchange in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Class B Stock is determined on the basis of the average price of the Commercial Market rate for U.S. dollars in effect on the date the Class B Stock is withdrawn or, at the Foreign Holder's option, the sale rate quoted for U.S. dollars by the Central Bank Information System on such date (or, if the average price of the

Class B Stock is determined under clause (ii) of the preceding sentence, the average of such quoted sale rates on the same 15 dates used to determine the average price of the Class B Stock).

     Taxation on Distributions

     Withholding Income Tax (Imposto de Renda na Fonte). Dividends paid with respect to income earned since January 1996 are not subject to Brazilian withholding income tax under Brazilian tax law. However, dividends paid with respect to income earned until December 31, 1995 are subject to withholding income tax at rates ranging from 15% to 25%, according to the tax legislation applicable to each corresponding year. The rate of such tax may be reduced under certain circumstances by a tax treaty (at least with respect to shares not held by the Depositary). However, there is no tax treaty between the United States and Brazil, and the only existing tax treaty that reduces the rate of withholding income tax to less than 15% is that between Brazil and Japan, which reduces the rate of withholding income tax to 12.5%.

     In the case of dividends paid to foreign investors resident in countries where the maximum income tax rate is lower than 20%, such dividends may be subject to Brazilian withholding income tax at a rate of 25%.

     Taxation on Gains

     Gains on the Disposition of ADSs. Gains obtained outside Brazil by a Foreign Holder on the disposition to another Foreign Holder of ADSs representing Class B Stock are not subject to Brazilian tax.

     Deposits and Withdrawals of Class B Stock in Exchange for ADSs. A Foreign Holder may deposit or withdraw Class B Stock in exchange for ADSs without incurring Brazilian tax. On receipt of the underlying Class B Stock, the Foreign Holder will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in "Registered Capital" and will be subject to the rules on Taxation on Distributions and Taxation of Gains applicable to the Class B Stock, discussed herein. Such rules generally are less favorable to Foreign Holders than the rules applicable to ADSs. In addition, such Foreign Holder may experience delays in effecting such registration, which may delay remittances abroad. Such delay may adversely affect the amount in U.S. dollars received by the Foreign Holder. See "Item 3D. Risk Factors--Risks Relating to our Preferred Shares and ADSs--Exchanging ADSs for the underlying Class B Stock may have unfavorable consequences."

     Gains on the Disposition of Class B Stock. Foreign Holders are not subject to tax in Brazil on gains obtained on sales of Class B Stock that occur abroad to persons who are not resident in Brazil or on the proceeds of a redemption of, or liquidating distribution with respect to, the Class B Stock. Since January 1, 1996, Foreign Holders have been subject to Withholding Income Tax (i) at a rate of 15% on gains obtained on sales or exchanges to, or with, a resident in Brazil and (ii) at a rate of 10% on gains obtained on sales or exchanges that occur in Brazil (e.g., on a Brazilian stock exchange). According to Law No. 9,959, dated as of January 27, 2000, the rate of 10% referred to above will be increased to 20% for transactions which occur after January 1, 2002. However, a Foreign Holder who withdraws Class B Stock in exchange for ADSs generally will not be subject to Withholding Income Tax. The gain obtained as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency obtained on the sale or exchange and the acquisition cost, without any correction for inflation, of the Class B Stock sold. The gain obtained as a result of a transaction outside of a Brazilian stock exchange will be calculated based on the Registered Capital for the Class B Stock sold. Reductions in the rate of Withholding Income Tax provided for in tax treaties do not apply to the Withholding Income Tax on such gains. The tax on gains is collected out of the proceeds of a sale or exchange by the stock exchange in the case of sales effected through a Brazilian stock exchange and, in other cases, by the purchaser.

     Taxation on Income Obtained Abroad

     Prior to January 1, 1996, Brazilian tax laws taxed earnings related to the activities performed within Brazil by Brazilian companies, branches of foreign companies and nonresidents in general. Since January 1, 1996, profits, capital gains and other income obtained abroad by a Brazilian company, or by its foreign branches or subsidiaries or by foreign companies controlled by or affiliated with such company, must be added in the determination of such Brazilian company's profits and, therefore, taxed in Brazil when distributed or otherwise made available to the Brazilian shareholders. Provisionary Measure No. 2,158 enacted in July 27, 2001 determined that profits obtained abroad by a foreign branch or subsidiary of a Brazilian company must be taxed in Brazil at the same time of the yearly distribution of such profits. Therefore, accumulated profits accounted until December 31, 2001 will be taxed at the end of the following fiscal period. After January 2002, such profits will be taxed at the end of each fiscal period.

     Stamp and Excise Taxes

     There are no stamp, transfer, estate, gift or other similar taxes in Brazil applicable to the Class B Stock or to the ADSs.

United States Tax Considerations


     The following discussion summarizes the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Class B Stock or ADSs. The following discussion deals only with U.S. Holders (as defined below) that will hold Class B Stock or ADSs as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address the tax treatment of holders that may be subject to special rules under U.S. federal income tax law, such as banks, insurance companies, dealers in securities, persons that will hold Class B Stock or ADSs in a hedging transaction or as a position in a "straddle" or "conversion transaction" for tax purposes, persons that have a "functional currency" other than the U.S. dollar, partnerships and other pass-through entities and persons that own or are treated as owning 10% or more of our voting shares. If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Class B Stock or ADSs, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of Class B Stock or ADSs that is a partnership and partners in such partnership should consult their tax advisors.

     In the opinion of Shearman & Sterling LLP, this discussion, insofar as it relates to U.S. federal income tax matters currently applicable to holders of Class B Stock or ADSs, fairly summarizes, subject to the limitations stated herein, the material tax consequences of acquiring, owning and disposing of the Class B Stock or ADSs.

     This summary is based on the Code, judicial decisions, published rulings, administrative pronouncements and Treasury Regulations, as in force on the date of this annual report on Form 20-F. Changes to (or changes in the interpretation of) any of the foregoing authorities could apply on a retroactive basis, and could affect the tax consequences described herein. In addition, such statements are based in part on representations of the Depositary and assume that the obligations contemplated by the Deposit Agreement and related documents will be performed in accordance with their terms. This summary is not exhaustive of all possible tax considerations and prospective purchasers are advised to consult their own tax advisors concerning the overall tax consequences to them, including the consequences under state, local and foreign tax laws, of the acquisition, ownership and disposition of Class B Stock or ADSs. In this discussion, references to "ADSs" also refer to shares of Class B Stock and references to a "U.S. Holder" are to a holder of an ADS (i) that is a citizen or resident alien individual of the United States of America, (ii) that is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States of America or any state thereof, (iii) that is an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) that is a trust, if (A) a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

     For U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as owners of the ADSs represented by such ADRs and of the Class B Stock represented by such ADSs.

     Taxation on Dividends

     A U.S. Holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes ("e&p"), when such distribution is received by the Custodian. Any such dividend may be taxed at a preferential rate under recently enacted legislation, as discussed further below. To the extent that a distribution exceeds our e&p, such excess will be treated as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in the ADSs, and, thereafter, will be treated as gain from the sale or exchange of property. The taxable amount of any distribution will include the amount of any Brazilian tax withheld in respect of such distribution, and the taxable amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, regardless of whether the payment is in fact converted to U.S. dollars. If the Custodian does not convert such reais into U.S. dollars on the date received, the U.S. Holder may recognize foreign currency loss or gain when the Custodian (or Depositary) does convert such reais into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of any foreign currency gain or loss if any Brazilian currency amounts received by the U.S. Holder or the Depositary are not converted into U.S. dollars on the date of receipt. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

     Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside the United States and generally will be treated separately along with other items of "passive" (or in the case of certain U.S. Holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain conditions and limitations, any Brazilian withholding tax paid in connection with a distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder (or, if such U.S. Holder elects, such Brazilian withholding tax may be taken as a deduction in computing taxable income). The United States Treasury has expressed concerns that holders of foreign securities, such as depositary shares or depositary receipts, may be claiming foreign tax credits in situations where an intermediary has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury. U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit.

     Taxation on Capital Gains

     A U.S. Holder's tax basis in an ADS generally will equal the cost of such ADS to such U.S. Holder. Upon the sale or other taxable disposition of an ADS, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of the ADS and the U.S. Holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and generally will be treated as capital gain or loss from U.S. sources. As further discussed below, capital gains of individuals derived with respect to capital assets held for more than one year may be eligible for various reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

     If Brazilian withholding tax is imposed on a sale or other taxable disposition of ADSs (see "Brazilian Tax Considerations" above), the amount realized by a U.S. Holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for such Brazilian taxes, as well as for any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. federal income tax purposes, is subject to certain limitations and involves the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, ADSs.

     For U.S. federal income tax purposes, redemption by us of an ADS will be treated as a sale of such ADS if such U.S. Holder does not own (and is not deemed to own) any other equity interest in us after the redemption, or if certain other conditions are met.

     Passive Foreign Investment Companies

     If during any taxable year of ours 75% or more of our gross income consists of certain types of "passive" income, or the average value during a taxable year of our "passive assets" (generally assets that generate passive income) is 50% or more of the average value of all our assets, we will be treated as a "passive foreign investment company" ("PFIC") under U.S. federal income tax law. If we are treated as a PFIC, a U.S. Holder may be subject to increased tax liability upon the sale of ADSs, or upon the receipt of certain dividends, unless such U.S. Holder makes an election to be taxed currently on its pro rata portion of our income, whether or not such income is distributed in the form of dividends, or otherwise makes a "mark-to-market" election with respect to our stock as permitted by the Code. In addition, a U.S. Holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income under recently enacted United States tax legislation, as discussed below. Based on our operations and business plans, we do not believe that we are currently a PFIC, and do not expect to become a PFIC in the foreseeable future.

     U.S. Backup Withholding and Information Reporting

     The information reporting requirements of the Code generally will apply to distributions to a U.S. Holder in respect of the ADSs. Subject to certain exceptions, U.S. Holders may also be subject to "backup" withholding tax at a rate of 28% on distributions with respect to, and proceeds from the sale and other taxable disposition of, ADSs if such U.S. Holder fails to supply a correct taxpayer identification number and certain other information in the required manner. Backup withholding will not apply with respect to payments made to certain recipients, such as corporations and tax-exempt organizations. Any amounts withheld under the U.S. backup withholding rules from a payment with respect to the ADSs generally may be refunded or credited against such U.S. Holder's U.S. federal income tax liability, provided that the required information is properly furnished to the U.S. Internal Revenue Service. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

     Recent United States Tax Law Changes Applicable to Individuals

     Recently enacted United States tax legislation (the "2003 Tax Act") generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on certain items of income. For example, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Further, "qualified dividend income" received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the higher rates applicable to other items of ordinary income. For this purpose, "qualified dividend income" generally includes dividends paid on stock in United States corporations as well dividends paid on stock in foreign corporations if, among other things, (1) the stock of the foreign corporation is readily tradable on an established securities market in the United States, or (2) the foreign corporation is eligible for the benefits of a comprehensive income tax treaty with the United States, such qualifying treaties to be identified by the Secretary of the United States Treasury Department. For this purpose, stock should be treated as so traded if an ADR or ADS backed by such stock is so traded. The precise extent to which dividends paid on stock by foreign corporations will constitute "qualified dividend income" and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear, but it is anticipated that there will be administrative pronouncements concerning these provisions in the future. Holders are urged to consult their own tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the

Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

     We also file electronically financial statements and other periodic reports with the CVM. The CVM website is www.cvm.gov.br.

     Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our principal office at Rua Lauro Muller, 116, 40th floor, 22299-900 Rio de Janeiro, State of Rio de Janeiro, Brazil, or at our website: www.aracruz.com.br. Information contained in our website is not part of this annual report.

I.   Subsidiary Information

     Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As an exporter, we consider the U.S. dollar as our operating currency. We are exposed to various market risks, particularly the variation of the U.S. dollar against the real and interest rate variation (fixed, floating and U.S. dollar-indexed).

     We hold, on a weekly basis or more frequently if necessary, Treasury Cash Committee meetings where macroeconomic issues are discussed for our implications on financial matters. During such meetings future steps are also decided in accordance with the directives set by the board of directors and with corporate policies. We have guaranteed debt with BNDES loans and secured debt related to our securitization program. See "Item 5. Liquidity and Capital Resources" and "Item 7B. Related Party Transactions--BNDES Loan Agreements".

Exchange Rate Sensitivity

     We were substantially protected against our exposition to exchange rate fluctuations on a balance sheet basis against local currency risk at the end of 2002 according to U.S. GAAP rules.

     The table below sets forth the assets and liabilities for the year 2002 in terms of currency denomination:

                                                                                         Denomination
                                                                          ---------------------------------------
                                                     Total Year Ended                               U.S.-dollar
                                                     December 31, 2002      real-denominated        denominated
                                                   ---------------------  --------------------    ---------------
                                                                                       (in US$ millions)
Assets:.......................................           2,698.8                  356.9               2,341.9
      Current Assets..........................             524.4                  295.2                 229.2
      Long-Term Assets........................              87.2                   61.7                  25.5
      Permanent Assets........................           2,087.2                    0.0               2,087.2

Liabilities:..................................           2,698.8                  317.0               2,381.8
      Current Liabilities.....................             238.5                   75.7                 162.8
      Long-Term Liabilities...................             699.7                  241.3                 458.4
      Stockholders' Equity....................           1,760.6                    0.0               1,760.6

     As a result of our exposition to exchange rate fluctuation, the gain and loss on currency translations at the end of 2002 (after the local currency devaluation) was a net gain of US$14.9 million.

     Having our revenues 98% U.S. dollar-denominated and our costs and expenses almost entirely local currency denominated, we highly benefit from the local currency devaluation on an ongoing basis, significantly improving our margins and cash generation. See "Item 5A. Operating Results."

Interest Rate Sensitivity and Sensitivity to Inflation Rates

     As of December 31, 2002, approximately 24.6% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP is generally higher, i.e., the nominal rates include an inflation factor. In 2002, the TJLP ranged from 9.5% to 10.0% for the year. In 2001, the TJLP ranged from 9.25% to 10%. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 5.0% per annum. See "Item 5B. Liquidity and Capital Resources" and "Item 7B. Related Party Transactions--BNDES Loan Agreements."

     As of December 31, 2002, we had outstanding loans with BNDES with an aggregate amount of approximately R$925.9 million (equivalent to US$262.0 million at the year end's exchange rate), mainly denominated in reais.

     As measured by the General Market Price Index, the inflation rate for 2001 was 10.4%. However, as a result of the devaluation of the real, inflation in 2002 increased to 25.3%. See "Item 5. Operating and Financial Review and Prospects--Brazilian Economic Environment."

     Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for the years 2003 through 2010.


                                                       Principal Amount Outstanding (in millions of U.S. dollars)
                                                   ----------------------------------------------------------------
 Denomination        Interest rate                   2003    2004     2005     2006     2007     2008-2010   Total
-------------------------------------------------  -------- ------  --------  ------  --------  ----------- -------
 Local currency      TJLP (1)....................     30.6    31.9     29.7     29.9     29.9         42.5    194.5
 Foreign currency    Foreign currency basket (2).      4.7     8.2      8.1      8.1      8.1         12.8     50.0
                     Fixed.......................      9.8    43.8     51.1     50.0     50.0         58.4    263.1
                     LIBOR.......................    133.1   139.3      3.7      3.7      1.9          0.0    281.7
                                                   -------- ------  --------  ------  --------  ----------- -------
 Total per year..................................    178.2   223.2     92.6     91.7     89.9        113.7    789.3

________________
(1)  Long-Term Interest Rate.
(2) Basket of foreign currencies, including U.S. dollars, Japanese yen and European currencies.

Commodity Price Sensitivity

     We are exposed to commodity price risks through the fluctuation of pulp prices. We do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices. However, we seek to minimize these risks through efficient operating and inventory management procedures.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Our chief executive officer and our acting chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts were being prepared.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report, together with the report of the independent accountants.

                                                                            Page
                                                                            ----

    Report of PricewaterhouseCoopers Auditores Independentes.................F-2

    Consolidated balance sheets at December 31, 2002 and 2001................F-3

    Consolidated statements of income for each of the three years in the period ended December 31, 2002...........................................F-5

    Consolidated statements of cash flows for each of the three years in the period ended December 31, 2002...........................................F-7

    Consolidated statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2002........................F-9

    Notes to consolidated financial statements..............................F-12

ITEM 19. EXHIBITS

     1.1         English translation of the Company's by-laws (estatuto social).

     2.1 The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries, on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

     4.1 First Addition to the Loan Agreement between the Company and BNDES, dated June 13, 2001 (free translation into English), incorporated herein by reference to the Company's annual report dated April 16, 2002.

     4.2 Term of Adhesion to the Company's Shareholders' Agreement by Mondi Brazil Limited, Inc., dated June 13, 1996 (free translation into English), incorporated herein by reference to the Company's annual report dated April 16, 2002.

     4.3 Term of Adhesion to the Company's Shareholders' Agreement by Newark Financial, Inc., dated November 1, 2001 (free translation into English), incorporated herein by reference to the Company's annual report dated April 16, 2002.

     4.4 Amended Shareholders' Agreement, dated February 5, 2003, entered into among Arapar S.A. and Lorentzen Empreendimentos S.A. and Sodepa - Sociedade de Empreendimentos, Publicidade e Participacoes S.A. (free translation into English).

     4.5 Mater Indenture among Arcel Finance Limited, as Issuer, Aracruz Trading S.A., as provider of the Parent Guarantee, Lasalle Bank National Association, as Collection Agent, The Bank of New York, as Trustee, Registrar, Transfer Agent and Principal Paying Agent and The Bank of New York, London Branch, as London Paying Agent, dated as of February 6, 2002.

     4.6 First Supplemental Indenture, dated as of February 6, 2002 to the Master Indenture dated as of February 6, 2002 among Arcel Finance Limited, as Issuer, Aracruz Trading S.A., as Seller and as Servicer, Aracruz Celulose S.A., as Parent, Lasalle Bank National Association, as Collection Agent, The Bank of New York, as Trustee, Registrar, Transfer Agent and Principal Paying Agent and The Bank of New York, London Branch, as London Paying Agent in the amount of US$250,000,000 5.984% Senior Secured Notes due 2009.

     4.7 Agreement for the Rendering of Sea Transportation Services between the Company and Norsul, dated December 19, 2000 (free translation into English), incorporated herein by reference to the Company's annual report dated June 30, 2001.

     6.1 See Note 1(o) to the Company's financial statements for information explaining how earnings per share information was calculated.

     8.1 See Item 4B of this annual report for information regarding the Company's subsidiaries.

     12.1 Certifications by Chief Executive Officer and acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  ARACRUZ CELULOSE S.A.


                                    By:  /s/ Carlos Augusto Lira Aguiar
                                         ---------------------------------------
                                         Name:   Carlos Augusto Lira Aguiar
                                         Title:  Chief Executive Officer




                                    By:  /s/ Carlos Augusto Lira Aguiar
                                         ---------------------------------------
                                         Name:   Carlos Augusto Lira Aguiar
                                         Title:  Acting Chief Financial Officer




Date:  June 27, 2003

                                  CERTIFICATION

          I, Carlos Augusto Lira Aguiar, certify that:

          1. I have reviewed this annual report on Form 20-F of ARACRUZ CELULOSE S.A.;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

          4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

               (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

          6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003

By:  /s/ Carlos Augusto Lira Aguiar
     ----------------------------------------
Name:  Carlos Augusto Lira Aguiar
Title:  Chief Executive Officer

                                  CERTIFICATION

          I, Carlos Augusto Lira Aguiar, certify that:

          1. I have reviewed this annual report on Form 20-F of ARACRUZ CELULOSE S.A.;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

          4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

               (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

               (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

               (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

          6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 27, 2003


By:  /s/ Carlos Augusto Lira Aguiar
     ----------------------------------------
Name:  Carlos Augusto Lira Aguiar
Title:  Acting Chief Financial Officer

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of PricewaterhouseCoopers Auditores Independentes.....................F-2

Consolidated balance sheets at December 31, 2002 and 2001....................F-3

Consolidated statements of income for each of the three years in the period ended December 31, 2002...............................................F-5

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2002...............................................F-7

Consolidated statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2002............................F-9

Notes to consolidated financial statements..................................F-12

Aracruz Celulose S.A.
Consolidated Financial Statements at
December 31, 2001 and 2002 and
Report of Independent Accountants

Report of Independent Accountants


To the Board of Directors and Stockholders of Aracruz Celulose S.A.



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers


PricewaterhouseCoopers                      Vitoria, Brazil
Auditores Independentes                    January 10, 2003

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)
--------------------------------------------------------------------------------



                                                                       December 31,
                                                        ----------------------------
Assets                                                          2001           2002
                                                        -------------  -------------

Current assets
    Cash and cash equivalents                                 20,125         25,474
    Debt securities available-for-sale                       405,493        248,455
    Accounts receivable, net
      Related party                                            3,520          2,781
      Other                                                   89,208        130,308
    Inventories, net                                          69,685         81,553
    Deferred income tax, net                                   3,439          8,653
    Recoverable income and other taxes                        46,744         25,985
    Prepaid expenses and other current assets                  2,603          1,207
                                                        -------------  -------------

                                                             640,817        524,416
                                                        -------------  -------------

Property, plant and equipment, net                         1,913,191      2,000,071
                                                        -------------  -------------

Investment in affiliated company                              80,893         87,107
                                                        -------------  -------------

Other assets

    Advances to suppliers                                     20,198         28,229
    Deposits for tax assessments                              15,669         10,605
    Deferred income tax, net                                   8,611            361
    Recoverable income and other taxes                        89,944         45,170
    Other                                                      8,874          2,855
                                                        -------------  -------------
                                                             143,296         87,220
                                                        -------------  -------------



                                                                        December 31,
                                                       ------------------------------

  Liabilities and stockholders' equity                          2001            2002
                                                       --------------  --------------

  Current liabilities
      Suppliers                                               57,656          45,902
      Payroll and related charges                             10,242           7,426
      Income and other taxes                                  31,096           2,054
      Current portion of long-term debt
        Related party                                         47,180          47,281
        Other                                                143,815         120,033
      Short-term borrowings - export financing and
        other                                                120,052          10,811
      Accrued finance charges                                 14,808           4,555
      Other accruals                                             431             442
                                                       --------------  --------------

                                                             425,280         238,504
                                                       --------------  --------------

  Long-term liabilities
      Long-term debt
        Related party                                        232,600         214,772
        Other                                                304,583         396,319
      Tax assessments and litigation contingencies            70,662          65,620
      Suppliers                                                4,699          20,113
      Other                                                    2,324           2,668
                                                       --------------  --------------

                                                             614,868         699,492
                                                       --------------  --------------


  Commitments and contingencies (Note 15)

  Minority interest                                              319            255
                                                       --------------  --------------





Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)
        (Continued)
--------------------------------------------------------------------------------

                                 Stockholders' equity
                                 Share capital - no-par-value shares authorized and
                                  issued
                                     Preferred stock
                                        Class A - 2001 - 40.479.797 shares; 2002 -
                                            40,326,290 shares                              33,087         32,990
                                        Class B - 2001 - 582,049,217 shares; 2002 -
                                            536,837,131 shares                            581,409        581,506
                                        Common stock - 2001 and 2002 - 455,390,699        297,265        297,265
                                            shares
                                        Treasury stock
                                          Class A preferred stock - 2001-33,301
                                            shares; Class B preferred stock -
                                            2001 - 45,330,292  shares, 2002 -
                                            1,374,000 shares; and Common
                                            stock - 2001 and 2002- 483,114 shares         (57,807)        (2,285)
                                                                                      -------------- -------------

                                          Total share capital                             853,954        909,476

                                     Other cumulative comprehensive income
                                       Net unrealized gain on available-for-sale
                                        securities                                          10,920
                                     Appropriated retained earnings                        295,106       117,173
                                     Unappropriated retained earnings                      577,750       733,914
                                                                                       -------------- -------------


                                                                                         1,737,730     1,760,563

                                                                                         2,778,197     2,698,814
                                                                                       ============== =============


The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Income
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)
--------------------------------------------------------------------------------

                                                                                              Year ended December 31,
                                                                -----------------------------------------------------
                                                                             2000               2001             2002
                                                                ----------------- ------------------ ----------------
                                                                  (Reclassified)
Operating revenues
     Sales of eucalyptus pulp
        Domestic                                                          43,601             23,579           17,126
        Export                                                           800,634            583,365          700,622
                                                                ----------------- ------------------ ----------------

                                                                         844,235            606,944          717,748
     Sales taxes and other deductions                                    (63,240)           (32,589)         (48,765)
                                                                ----------------- ------------------ ----------------

     Net operating revenues                                              780,995            574,355          668,983
                                                                ----------------- ------------------ ----------------

Operating costs and expenses
     Cost of sales                                                       412,313            420,606          468,875
     Selling                                                              21,492             23,253           28,242
     Administrative                                                       22,454             22,012           22,302
     Provision for loss on ICMS credit                                                       10,754           45,093
     Other, net                                                           11,978             14,807            8,968
                                                                ----------------- ------------------ ----------------

                                                                         468,237            491,432          573,480
                                                                ----------------- ------------------ ----------------

Operating income                                                         312,758             82,923           95,503
                                                                ----------------- ------------------ ----------------

Non-operating (income) expenses
     Equity in results of affiliated company                               1,313             (1,195)          (6,076)
     Financial income                                                    (64,849)           (54,749)         (61,611)
     Financial expenses                                                  101,461             70,215           82,014
     Loss (gain) on currency remeasurement, net                           (8,812)            18,029          (14,888)
     Other, net                                                             (120)              (171)            (212)
                                                                ----------------- ------------------ ----------------

                                                                          28,993             32,129             (773)
                                                                ----------------- ------------------ ----------------


Income before income taxes and minority interest                         283,765             50,794           96,276
                                                                ----------------- ------------------ ----------------

Income tax expense (benefit)
     Current                                                              40,461             35,722          (23,988)
     Deferred                                                             41,604             (2,992)           8,415
                                                                ----------------- ------------------ ----------------

                                                                          82,065             32,730          (15,573)
                                                                ----------------- ------------------ ----------------

Minority interest in losses of subsidiary                                     11                 43               64
                                                                ----------------- ------------------ ----------------

Net income for the year                                                  201,711             18,107          111,913
                                                                ================= ================== ================

Aracruz Celulose S.A.

Consolidated Statements of Income
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)                      (Continued)
--------------------------------------------------------------------------------


                                                                                              Year ended December 31,
                                                                  ----------------------------------------------------

                                                                            2000               2001              2002
                                                                  ---------------   ----------------   ---------------
                                                                  (Reclassified)
Basic and diluted earnings per share
    Class A preferred stock                                                 0.20               0.05              0.11
    Class B preferred stock                                                 0.20               0.02              0.11
    Common stock                                                            0.18               0.01              0.10

Weighted-average number of shares
 Outstanding  (thousands)

    Class A preferred stock                                               40,903             40,651            40,395
    Class B preferred stock                                              552,889            536,512           536,768
    Common stock                                                         454,908            454,908           454,908



The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
--------------------------------------------------------------------------------


                                                                                                 Year ended December 31,
                                                                   ------------------------------------------------------

                                                                              2000               2001               2002
                                                                   ----------------   ----------------   ----------------

Cash flows from operating activities
    Net income for the year                                                201,711             18,107            111,913
    Adjustments to reconcile net income to cash
       provided by operating activities:
       Non-cash items
           Depreciation and depletion                                      167,960            162,567            171,527
           Equity in results of affiliated company                           1,313             (1,195)            (6,076)
           Deferred income tax                                              41,604             (2,992)             8,415
           Loss (gain) on currency remeasurement                            (8,812)            18,029            (14,888)
           Loss on sale of equipment                                         1,643              8,883              1,077
           Other                                                                                                  (1,346)
       Decrease (increase) in assets
           Accounts receivable, net                                        (11,226)            (5,122)           (50,557)
           Inventories, net                                                (11,337)            13,552            (11,868)
           Interest receivable on debt securities                          (36,398)             4,792             54,817
           Recoverable income taxes                                         (1,047)           (27,025)            10,246
           Other                                                              (890)             5,019              6,708
       Increase (decrease) in liabilities
           Suppliers                                                         7,788             27,977             10,437
           Payroll and related charges                                       3,458               (353)            (1,537)
           Income and other taxes and litigation
              contingencies                                                 45,323             31,382             (3,751)
           Accrued finance charges                                          (8,381)             5,825             (9,927)
           Other                                                               407                714              1,061
                                                                   ----------------   ----------------   ----------------

    Net cash provided by operating activities                              393,116            260,160            276,251
                                                                   ----------------   ----------------   ----------------

Cash flows from investing activities
    Debt securities                                                        (96,165)           (92,279)            27,927
     Proceeds from sale of equipment                                           677                392              1,199
     Acquisition of companies                                             (101,215)            (5,137)
     Additions to property, plant and equipment                           (118,152)          (416,353)          (260,658)
                                                                   ----------------   ----------------   ----------------

     Net cash provided by (used in) investing activities                  (314,855)          (513,377)          (231,532)
                                                                   ----------------   ----------------   ----------------

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
--------------------------------------------------------------------------------


                                                                                             Year ended December 31,
                                                                -----------------------------------------------------

                                                                          2000               2001               2002
                                                                ---------------    ---------------    ---------------
Cash flows from financing activities
    Short-term debt, net                                                57,134            (15,224)           (78,789)
    Long-term debt
       Issuances
          Related parties                                                                 160,889            112,199
          Other                                                                           280,374            250,000
       Repayments
          Related parties                                              (62,699)           (53,214)           (43,309)
          Other                                                       (289,085)           (54,945)          (203,756)
    Bank deposits, as compensating balances                              2,589
    Treasury stock acquired                                            (22,718)                               (2,175)
    Dividends paid                                                     (57,963)           (63,169)           (73,765)
                                                                ---------------    ---------------    ---------------

    Net cash provided by (used in) financing
        activities                                                    (372,742)           254,711            (39,595)
                                                                ---------------    ---------------    ---------------

Effect of changes in exchange rates on cash and
    cash equivalents                                                       (18)               540                225
                                                                ---------------    ---------------    ---------------

Increase (decrease) in cash and cash equivalents                      (294,499)             2,034              5,349

Cash and cash equivalents, beginning of year                           312,590             18,091             20,125
                                                                ---------------    ---------------    ---------------

Cash and cash equivalents, end of year                                  18,091             20,125             25,474
                                                                ===============    ===============    ===============

Supplementary cash flow information
    Financial charges paid                                              69,303             49,258             60,412
                                                                ===============    ===============    ===============

    Income taxes paid, including escrow deposits
       for tax assessments                                                  20                 66                140
                                                                ===============    ===============    ===============

       Withholding income tax on financial income                       25,825             34,020              1,404
                                                                ===============    ===============    ===============




The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)
--------------------------------------------------------------------------------



                                                      ----------------------------------------------------------------------

                                                                                2000                                 2001
                                                      -------------------------------    ---------------------------------

                                                             Shares            U.S.$             Shares             U.S.$
                                                      --------------   --------------    ---------------    --------------

Share Capital
    Preferred stock - Class A
         Balance, January 1                              40,941,849           33,465         40,929,550            33,455
         Treasury stock cancelled
         Conversion to Class B stock                        (12,299)             (10)          (449,753)             (368)
                                                      --------------   --------------    ---------------    --------------

         Balance, December 31                            40,929,550           33,455         40,479,797            33,087
                                                      --------------   --------------    ---------------    --------------

    Preferred stock  - Class B
         Balance, January 1                             581,587,165          581,031        581,599,464           581,041
         Treasury stock cancelled
         Conversion from Class A stock                       12,299               10            449,753               368
                                                      --------------   --------------    ---------------    --------------

          Balance, December 31                          581,599,464          581,041        582,049,217           581,409
                                                      --------------   --------------    ---------------    --------------

    Common stock
          Balance, January 1 and December 31            455,390,699          297,265        455,390,699           297,265
                                                      --------------   --------------    ---------------    --------------

    Treasury stock
          Balance, January 1                            (28,753,707)         (35,089)       (45,848,707)          (57,807)
          Treasury stock cancelled
          Treasury stock acquired                       (17,095,000)         (22,718)
                                                      --------------   --------------    ---------------    --------------

          Balance, December 31                          (45,848,707)         (57,807)       (45,848,707)          (57,807)
                                                      --------------   --------------    ---------------    --------------

Total share capital                                   1,032,071,006          853,954      1,032,071,006           853,954
                                                      --------------   --------------    ---------------    --------------



           Year ended December 31,
----------------------------------

                             2002
  --------------------------------

          Shares            U.S.$
  ---------------   --------------


      40,479,797           33,087
         (35,301)
        (118,206)             (97)
  ---------------   --------------

      40,326,290           32,990
  ---------------   --------------


     582,049,217          581,409
     (45,330,292)
         118,206               97
  ---------------   --------------

     536,837,131          581,506
  ---------------   --------------


     455,390,699          297,265
  ---------------   --------------


     (45,848,707)         (57,807)
      45,365,593           57,697
      (1,374,000)          (2,175)
  ---------------   --------------

      (1,857,114)          (2,285)
  ---------------   --------------

   1,030,697,006          909,476
  ---------------   --------------

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)                      (Continued)
--------------------------------------------------------------------------------


                                                      --------------------------------------------------------------------

                                                                                2000                                 2001
                                                      -------------------------------    ---------------------------------

                                                             Shares            U.S.$             Shares             U.S.$
                                                      --------------   --------------    ---------------    --------------

Balance brought forward                                1,032,071,006          853,954      1,032,071,006           853,954
                                                      --------------   --------------    ---------------    --------------


Net unrealized gain on
   available-for-sale securities
   Balance, January 1                                                             514                               1,095
   Unrealized gain (loss) on available-for-sale
     securities, net of reclassification adjustments                              988                              14,664
   Tax effect on above                                                           (407)                             (4,839)
                                                                       --------------                       --------------

   Balance, December 31                                                         1,095                              10,920
                                                                       --------------                       --------------
Appropriated retained earnings
   Unrealized income reserve
   Balance, January 1                                                           9,016
   Transfer from (to) unappropriated retained earnings                         (9,016)
                                                                       --------------                       --------------

   Balance, December 31                                                --------------                       --------------

Investments reserve
   Balance, January 1                                                         143,917                              282,475
   Treasury stock cancelled
   Transfer from (to) unappropriated retained earnings                        138,558                              (40,354)
                                                                      ---------------                       --------------

   Balance, December 31                                                       282,475                              242,121
                                                                      ---------------                       --------------

Legal reserve
   Balance, January 1                                                          50,492                               57,775
   Transfer from (to) unappropriated retained earnings                          7,283                               (4,790)
                                                                      ---------------                       --------------

   Balance, December 31                                                        57,775                               52,985
                                                                      ---------------                       --------------

   Total appropriated retained earnings                                       340,250                              295,106
                                                                      ---------------                       --------------

  Balance carried forward                             1,032,071,006         1,195,299      1,032,071,006        1,159,980
                                                     --------------   ---------------   ----------------   --------------



               Year ended December 31,
-------------------------------------

                                2002
-------------------------------------

         Shares                U.S.$
-----------------  ------------------
   1,030,697,006             909,476



                              10,920

                             (16,299 )
                               5,379
                     ---------------


                     ---------------





                     ---------------


                     ---------------


                             242,121
                             (57,697)
                            (102,904)
                     ---------------

                              81,520
                     ---------------


                              52,985
                             (17,332)
                     ---------------

                              35,653
                     ---------------

                             117,173
                     ---------------

   1,030,697,006          1,026,649
 ---------------    ---------------

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)                      (Continued)
--------------------------------------------------------------------------------


                                                                 -------------------------------------------------------------------
                                                                                            2000                                2001
                                                                 -------------------------------    --------------------------------
                                                                        Shares             U.S.$             Shares            U.S.$
                                                                 --------------  ---------------   ----------------   --------------

Balance brought forward                                          1,032,071,006         1,195,299      1,032,071,006       1,159,980
                                                                 --------------   ---------------   ----------------   -------------

Unappropriated retained earnings
  Balance, January 1                                                                    572,701                             577,822
  Net income for the year                                                               201,711                              18,107
  Cash dividends (per share: 2000 - U.S.$ 0.06
    to Class A preferred stock and U.S.$ 0.05 to
    both Class B preferred and common stock; 2001
    - U.S.$ 0.06 to Class A preferred stock and
    U.S.$ 0.06 to both Class B preferred and common
    stock; 2002 - U.S.$ 0.08 to both Class A
    preferred and Class B preferred stock and
    U.S.$ 0.07 to common stock)
  Transfer from (to) reserves                                                           (59,765)                            (63,323)
                                                                                       (136,825)                             45,144
                                                                                  --------------                        ------------

  Balance, December 31                                                                  577,822                             577,750
                                                                                  --------------                       -------------

Total stockholders' equity                                       1,032,071,006        1,773,121       1,032,071,006       1,737,730
                                                                 ==============   ==============    ================   =============

Comprehensive income is comprised as follows:
  Net income for the year                                                               201,711                              18,107
  Net unrealized gain on available-for-sale securities
   Increase(decrease)in the unrealized gain arising during the                              581                               9,825
   year, net of tax                                                               ---------------                      ------------

                                                                                            581                               9,825
                                                                                  ---------------                      -------------

  Total comprehensive income                                                            202,292                              27,932
                                                                                  ===============                      =============


The accompanying notes are an integral part of these consolidated financial statements.


               Year ended December 31,
--------------------------------------
                                  2002
--------------------------------------
          Shares                 U.S.$
-----------------    -----------------

   1,030,697,006             1,026,649
   -------------             ---------

                               577,750
                               111,913







                               (75,985)
                               120,236
                             ---------

                               733,914
                             ---------

   1,030,697,006             1,760,563
   =============             =========

                               111,913
                               (10,920)
                             ---------

                               (10,920)
                             ---------

                               100,993
                             =========

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


1    Summary of significant accounting policies

     The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a)  Basis of presentation

     The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

     During the first quarter of 2001, in an effort to improve its reporting practices, the Company changed its policy regarding the classification of freight costs in the statement of income. As a result of this change, oceanic freight charges, which had previously been classified as a reduction of export sales of eucalyptus pulp, and other freight charges, which had previously been classified as selling expenses, are classified as component of cost of sales. Additionally, management identified certain administrative expenses that it believes are indirectly related to the production process and, beginning January 1, 2001, these costs are classified as a component of cost of sales. Prior year amounts have been restated to conform to the current year's presentation.

     The Company has reported in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N(0) 52 - "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as the Company's functional currency as this has been, and remains in their opinion, the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the Company's management has concluded that the Company's functional currency is and will continue to be the U.S. dollar.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     Gains and losses resulting from the remeasurement of the financial statements, as well as those resulting from foreign currency transactions, have been recognized in the statements of income. The impact of the devaluation of the Real on the Company's monetary assets and liabilities in 2002 was a net gain of U.S.$ 14.9 million (U.S.$ 18.0 million loss in 2001 and U.S.$ 8.8 million gain in 2000). The exchange rates at December 31, 2002, 2001 and 2000 were, respectively: U.S.$ 1: R$ 3,5333, R$ 2,3204 and
     R$ 1,9554.

     Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b)  Basis of consolidation

     The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda, Terra Plana Agropecuaria Ltda and Alcoprado Empreendimentos Ltda.

(c)  Cash and cash equivalents

     Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at the lower of cost plus accrued interest or market value.

(d)  Concentration of risk

     Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, debt securities and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions and in very short-term securities, and the Company's debt securities are principally comprised of U.S. dollar denominated notes which are issued and guaranteed as to principal and interest by the Brazilian government. An allowance for doubtful accounts is established to the extent the Company's trade receivables are estimated not to be fully collectible.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


     The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e)  Inventories

     Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method.

(f)  Investments in affiliated companies

     The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) for which it owns 45% of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

(g)  Debt securities available-for-sale

     In accordance with SFAS 115 - "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments in securities are classified in accordance with their nature and management's intentions. Available-for-sale debt securities are carried at cost plus accrued interest, adjusted to market value. Any unrealized gains or losses, net of taxes, are excluded from income and recognized as a separate component of stockholders' equity until realized.

(h)  Property, plant and equipment

     Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are deferred and included in the cost of those harvests.

     Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings net of the foreign currency translation adjustments arising on such

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars), at the contractual interest rates.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

(i)  Environmental costs

     Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(j)  Recoverability of long-lived assets

     In accordance with SFAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets", management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company did not record a provision for impairment in 2000, 2001 and 2002.

(k)  Employee retirement and postemployment benefits

     The cost of the retirement benefits plans is accrued currently. Employee postretirement and postemployment benefits as defined by SFAS 106 - "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS 112 - "Employers' Accounting for Postemployment Benefits", respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. No significant amounts were accrued at December 31, 2001 and 2002, since future severance costs are not reasonably estimable.

(l)  Compensated absences

     The liability for employees' future vacation compensation is accrued as vacation vests during the year.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


(m)  Revenues and expenses

     Revenues arise from annual and long-term contracts and from spot sales are recognized on an accrual basis when persuasive evidence of arrangements exists, title has transferred to the customer, the selling price is fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

(n)  Accounting for derivatives and hedging activities

     The Company has adopted Statement of Financial Accounting Standards No. 133
     - Accounting for Derivative Financial Instruments and Hedging Activities ("SFAS 133"), as amended, as from January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined that these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value.

     Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

     For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to the income statement in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gains and losses on all derivatives not designated as hedges are recognized in earnings.

     The adoption of SFAS 133 did not have an effect upon the financial position and results of operations of the Company as it had previously recognized and continues to recognize all derivative financial instruments as non-hedge transactions, with the derivative instrument recorded at fair value in the balance sheet and changes in the fair value of the instrument recorded in the income statement.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


(o)  Income taxes

     The Company has adopted SFAS 109 - "Accounting for Income Taxes" for all years presented. Accordingly, the Company recognizes (i) the benefits of tax loss carryforwards available to be offset against future taxable income and (ii) deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred tax assets when management considers that realization is not reasonably assured.

(p)  Basic and diluted earnings per share

     Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A preferred and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2000, 2001 and 2002.

(q)  Comprehensive income

     The Company has disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 -
     "Reporting Comprehensive Income".


2    Recently issued accounting pronouncements

     The Financial Accounting Standards Board ("FASB"), during 2001, issued the following Statements of Financial Accounting Standards ("SFAS"): July - SFAS No. 141, Business Combinations ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"); August - SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"); October - SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). During 2002, the FASB also issued the following SFAS: January - SFAS No. 145, Extinguishment of Debt ("SFAS 145"); July - SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146").

     SFAS 141 requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after September 30, 2001 and to all business combinations accounted for by the purchase method that are completed after

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


     September 30, 2001. Adoption of SFAS 141 did not have a material impact on the financial position and results of operations of the Company.

     SFAS 142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company reviewed its goodwill in purchase of investments in the amount of US$ 23,408 by applying the recognition and measurement provisions described in the SFAS No 121 - Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). The Company did not identify any impairment loss on the afore-mentioned goodwill as of December 31, 2002.

     SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after September 15, 2002. Management estimates that adoption of SFAS 143 will not have a material impact on financial position and results of operations of the Company.

     SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with certain exceptions, SFAS 121, Accounting for the Impairment of Long - Lived Assets and for Long - Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 did not have a material effect on the Company's financial position and results of operations.

     SFAS 145 addresses financial accounting and reporting for extinguishment of debt. It supersedes SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt; SFAS No. 44, Accounting for Intangible Assets of Motor Carries and SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also amends certain paragraphs of SFAS 13, Accounting for Leases. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management estimates that the adoption of SFAS 145 will not have a material impact on financial position and results of operations of the Company.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


     SFAS 146 establishes the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a reestructuring)". SFAS 146 is effective for fiscal years initiated after December 31, 2002. management estimates that the adoption of SFAS 146 will not have a material impact on financial position and results of operations of the Company. The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2002 the Company's investment in Veracel included goodwill of U.S.$ 15,583. For the year ended December 31, 2002, the Company recognized an equity gain of U.S.$ 6,076 (2001 - gain of U.S.$ 1,195 and 2000 - loss of U.S.$ 1,313).

3    Taxes

3.1  Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution are presented as follows:

                                                      Year ended December 31 - %
                               -------------------------------------------------
                                     2000              2001             2002
                               --------------     -------------     ------------

Federal income tax rate                  25.0              25.0             25.0
Social contribution (*)           9.0 to 12.0               9.0              9.0
                               --------------     -------------     ------------
Composite tax rate               34.0 to 37.0              34.0             34.0
                               ==============     =============     ============


(*) Pursuant to a Provisional Measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and was reduced to 9% for the period February 1, 2000 to December 31, 2002.
Law 10,637, of December 30, 2002, confirmed the social contribution as 9% from January 1, 2003 on.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


     The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:


                                                                                  Year ended December 31,
                                                              --------------------------------------------

                                                                        2000           2001          2002
                                                              --------------   ------------  ------------

Income before income taxes and minority
  Interest                                                           283,765         50,794        96,276
                                                              ==============   ============  ============

Federal income tax and social
  contribution at statutory rates                                    93,646          17,270        32,734
Adjustments to derive effective tax rate:
  Effects of differences in remeasurement
    from reais to U.S. dollars, using
    historical exchange rates and indexing
    for tax purposes:
      Translation effect for the period                               (4,688)        (4,131)      (89,660)
      Depreciation on difference in asset basis                       22,406         21,083        40,746
  Valuation allowance (reversal)
      Operations in Brazil                                            (5,394)
      Operations outside Brazil                                      (29,737)        (2,474)
  Other permanent items                                                5,832            982           607
                                                              --------------   ------------   -----------

Income tax expense (benefit) in the consolidated
  statements of income                                                82,065         32,730       (15,573)
                                                              ==============   ============   ===========


Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------



     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                December 31,
                                           ---------------------------------

                                                      2001              2002
                                           ---------------   ---------------

Assets
  Tax loss carryforwards
    Operations in Brazil                            11,491             1,354
    Operations outside Brazil
  Expenses not currently deductible                 21,646            34,633
  Other capitalized investments                    (24,526)          (35,626)
  Others                                             3,439             8,653
                                           ---------------     -------------

                                                    12,050            9,014

  Current assets                                     3,439            8,653
                                           ---------------     ------------

  Long-term assets                                   8,611              361
                                           ===============     ============


     Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carryforwards period are reduced. Tax loss carryforwards do not expire and are available to offset against future taxable income limited to 30% of taxable income in any individual year.

3.2  Other taxes

     In addition, at December 31, 2002, the Company had recoverable taxes in the total amount of U.S.$ 71,155 relating mainly to the withholding income tax on financial income (U.S.$ 45,149), which can be offset with future income tax payable.

     Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However,

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


     in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits.

     Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated. At December 31, 2002, the Company had ICMS credits in the amount of U.S.$ 55,327 and a valuation allowance in the same amount.

     During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded in 2002 a provision of U.S.$ 37.7 million (2001 - U.S.$ 13.6 million) relating to income taxes on its foreign subsidiaries taxable income for the year, which was fully offset with tax loss carryforwards .


4    Cash and cash equivalents

                                                              December 31,
                                              -----------------------------

                                                       2001           2002
                                              --------------   ------------

Brazilian reais                                       1,328          4,176
United States dollars                                17,813         20,658
Other European currencies                               984            640
                                              --------------   ------------

                                                     20,125         25,474
                                              ==============   ============

     Cash equivalents denominated in Brazilian Reais represent principally investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars at December 31, 2002 consists primarily of time deposits with prime financial institutions and at December 31, 2001 of money market fund quotas, comprised of securities rated as investment grade.


5    Debt securities available-for-sale

     At December 31, 2002, comprised of certificates of deposit with prime institutions in Brazil, with maturities from October 2003 to December 2005. The fair value of the Company's debt securities available for sale amounted to U.S.$ 248,455 (2001 - U.S.$ 405,493), with no unrealized gain, net of tax (2001 - U.S.$ 10,920), recorded as a component of other cumulative comprehensive income. During 2002, the Company sold

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     securities amounting approximately U.S.$ 297 million and realized gains, net of tax, of U.S.$ 10,920, included in income for the period.


6    Accounts receivable, net

                                                                December 31,
                                                -----------------------------

                                                         2001           2002
                                                --------------   ------------
Customers - pulp sales
     Domestic                                           3,421          4,305
     Export                                            84,042        124,689
Advances to suppliers                                   2,522          1,036
Other                                                   3,060          4,130
                                                --------------   ------------

                                                       93,045        134,160
Allowance for doubtful accounts                          (317)        (1,071)
                                                --------------   ------------

Total, net                                             92,728        133,089
                                                ==============   ============


     At December 31, 2002, two customers accounted for 35% of total customer receivables (At December 31, 2001 one customer accounted for 23%) and no other accounted for more than 10%.


     Export receivables are denominated in the following currencies:

                                                                    December 31,
                                                     ---------------------------

                                                            2001           2002
                                                     ------------   ------------

United States dollars                                     82,276        122,127
European currency units - EURO                             1,766          2,562
                                                     ------------   ------------

                                                          84,042        124,689
                                                     ============   ============

     Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in
     Note 16.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

7    Inventories, net
                                                               December 31,
                                                  --------------------------

                                                         2001          2002
                                                  ------------    ----------

Finished products                                      27,780        36,689
Work in process                                           919         1,078
Timber                                                  5,837         2,853
Raw materials                                           8,552        11,445
Spare parts and maintenance supplies,
 less allowance for loss of U.S.$ 3,512
 (2001 - U.S.$ 2,615)                                  26,597        29,488
                                                  ------------    ----------

                                                       69,685        81,553
                                                  ============    ==========

     Spare parts include parts which, when utilized, are expected to extend the useful lives of plant and equipment and will be capitalized.


8    Property, plant and equipment


                                               December 31, 2001                         December 31, 2002
                        -----------------------------------------  ----------------------------------------

                                            Accumu-                                  Accumu-
                                              lated                                    lated
                                             depre-                                   depre-
                               Cost         ciation          Net          Cost       ciation           Net
                        ------------  -------------- ------------  ------------  ------------ -------------

 Land                       206,211                      206,211       232,550                     232,550
 Timber resources           523,122         352,690      170,432       228,490        28,293       200,197
 Buildings,
   improvements,
   and installations        472,799         282,835      189,964       504,992       290,300       214,692
 Equipment                1,812,318         868,242      944,076     2,199,046       974,957     1,224,089
 Information
   technology
   equipment                 47,753          30,872       16,881        49,072        35,140        13,932
 Other                      143,510         109,957       33,553       147,645       118,346        29,299
                        ------------  -------------- ------------  ------------  ------------ -------------
                          3,205,713       1,644,596    1,561,117     3,361,795     1,447,036     1,914,759
 Construction in
   progress                 352,074                      352,074        85,312                      85,312
                        ------------  -------------- ------------  ------------  ------------ -------------

 Total                    3,557,787       1,644,596    1,913,191     3,447,107     1,447,036     2,000,071
                        ============  ============== ============  ============  ============ =============


Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     Fiberline C - Expansion Project

     The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espirito Santo State to 2 million tons per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000, and start up occurred in May 2002. The Company expects to reach full production capacity in 2003. The total budgeted investment in the Expansion project is approximately US$ 825 million, of which US$ 575 million will be invested in the production line and the balance in land, forest and other investments. As of December 31, 2002 the Company had invested approximately US$ 656 million.

     During 2002, the Company capitalized approximately US$ 7.5 million (2001 - U.S.$ 12.9 million) of interest cost on funds primarily used to construct the new pulp line -"Fiberline C".

     Acquisition of Florestas Rio Doce S.A.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests (R$ 193.3 million - U.S. $ 49.6 million), net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 40.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

     The net purchase price will be paid in 12 quarterly installments and the Company recorded is share in the agreement (50%) as a liability (land and forests) and as an asset (supply agreement). Aracruz and Bahia Sul each will separately control its share of the assets. The Company paid the first installment in December 2002.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------



9    Investment in affiliated company

     Veracel Celulose S.A.

     On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for U.S.$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ and Odebrecht S.A. own the remaining 45% and 10%, respectively. During 2003, the Company and Stora Enso will jointly decide, based upon prevailing market conditions, whether to proceed with a planned construction of Veracel's own green field plant. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion currently in progress. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at U.S.$ 40.50 per cubic meter.


10   Short-term borrowings

     The Company's short-term borrowings are principally from commercial banks for export financing and are substantially denominated in U.S. dollars. Average annual interest rates at December 31, 2001 and 2002 were, respectively, 4.7% and 4.1%.

     At December 31, 2002, U.S.$ 7,925 of short-term borrowings fall due within 90 days, U.S.$ 849 from 91 to 180 days and U.S.$ 2,037 from 181 to 360 days.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


11    Long-term debt


                                                                                              December 31,
                                                                          ---------------------------------

                                                                                   2001               2002
                                                                          --------------    ---------------

Denominated in Brazilian currency - term loans with
  varying interest rates; principally the "Long-term
  Interest Rate" (TJLP) plus 7.8% to 11.0%
  (2001 - 7.8% to 11.0%), due 2003 to 2009                                       196,952            191,177
                                                                          --------------    ---------------

Denominated in foreign currencies
  Term loans - 2.9% to 11.97 % (2001 - 3.5% to
   11.65%), due 2003 to 2009                                                     309,747            134,940
  Securitization of receivables - 5.98%  due 2009
   (2001 - 7.98%)                                                                 13,222            250,000
  Import financing - 2.27% to 7.08% (2001 - 2.2%
   to 7.8%), due 2003 to 2007                                                     28,257             22,288
  Pre-export financing - 2.93% to 3.24%(2001 -
   3.52% to 6.71%) to 2004                                                       180,000            180,000
                                                                          ---------------    ---------------

                                                                                 531,226            587,228
                                                                          --------------     --------------

Total                                                                            728,178            778,405
Less current maturities                                                          190,995            167,314
                                                                          ---------------    ---------------

                                                                                 537,183            611,091
                                                                          ==============     ==============


     In February and September 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.93% to 3.24%. These loans will be repaid until April 2004.

     During September 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates ranging from 2.90% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-payed the amount of U.S.$ 37.5 million

     In December 2002, the Company has a line of credit from BNDES in the amount of R$ 987 million (equivalent to US$ 262 million), denominated in Brazilian Reais and foreign currencies, to be repaid from 2003 through 2009, which has been fully drawn at December 31, 2002, with annual interest rates ranging from 2.9% to 11.0%. These funds were primarily used to finance the construction of the new Fiberline C plant and forestry operations.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     Also, during September 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates ranging from 2.90% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-payed the amount of U.S.$ 37.5 million.

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.


     The long-term portion of the Company's debt at December 31, 2002 becomes due in the following years:

     2004                                                          223,231
     2005                                                           92,632
     2006                                                           91,692
     2007                                                           89,851
     2008 and thereafter                                           113,685
                                                            --------------

     Total                                                         611,091
                                                            ==============


12   Stockholders' equity

     At December 31, 2002, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:
     Arapar S.A. (a Company associated with the Chairman of the Board of the Company), S.O.D.E.P.A. - Sociedade de Empreendimentos, Publicidade e Participacao S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Economico e Social - BNDES with 12.5%. At December 31, 2002, SODEPA and the Banco Nacional de Desenvolvimento Economico e Social - BNDES also owned preferred stocks which in total amounted to 14.8% and 7.6%, respectively, of the total preferred stocks.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     Treasury stock

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keeping 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of subscribed capital.

     Basic and diluted earnings per share

     Basic and diluted earnings per share ("EPS") as of December 31, 2002 and 2001, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

     Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

     Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders (the "Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------




     The following presents the earnings per share calculations:


                                                                     2000          2001            2002
                                                              ------------  ------------     -----------


Net income for the year                                           201,711        18,107         111,913

Less priority Class A preferred stock dividends                    (2,219)       (1,889)         (1,233)

Less Class B preferred stock and common stock
  dividends up to a limit equivalent to the
  Class A preferred stock dividends on a per-share
  basis while maintaining the Dividend Ratio                      (52,429)      (16,218)        (29,007)
Remaining net income to be equally allocated to
  Class A and Class B preferred stock and
  common stock while maintaining the
  Dividend Ratio                                                  147,063                        81,673
                                                              ============   ===========     ===========

Weighted average number of shares
  outstanding (thousands)
   Class A preferred                                               40,903        40,651          40,395
   Class B preferred                                              552,889       536,512         536,768
   Common                                                         454,908       454,908         454,908

Basic and diluted earnings per share
  Class A preferred                                                  0.20          0.05            0.11
  Class B preferred                                                  0.20          0.02            0.11
  Common                                                             0.18          0.01            0.10


     Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2002, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of U.S.$ 62 million.

     Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company's statutory financial statements) are transferred to unrealized income reserve and are transferred back to unappropriated retained earnings as financial resources become available for dividend distribution.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     The investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

     The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2002, such capital stock was R$ 1,855 million and the balance in the legal reserve was R$ 126 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

     At the Company's Annual General Meeting held on April 30, 2002, the stockholders approved the payment of dividends of R$ 180,000 thousand, equivalent to US$ 75,985 at that date, representing dividends of R$ 181.69
     - US$ 76.70 per thousand shares of Class A and B preferred stock and R$
     165.17 - US$ 69.72 per thousand shares of common stock. The dividends were paid in May 2002.

13   Pension plan

     The Company sponsors a contributory defined contribution pension plan, ARUS
     - Fundacao Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of ARUS is to supplement the social security pension benefits of the employees of the Company and affiliated company and other companies. ("Sponsors").

     The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which owns and administers (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds, marketable equity securities and real estate.

     Contributions made by the Company to the plan amounted to U.S.$ 1,183, U.S.$ 1,031 and US$ 989 in 2000, 2001 and 2002, respectively, and represented the annual pension expense of the Company for the plan.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------


     During 2001, the company provided for U.S.$ 2.5 million of income taxes on financial income of the pension entity Fundacao Aracruz de Seguridade Social - ARUS. The taxation of this investment income was being disputed by ARUS and other Brazilian pension entities and has finally been legislated by the Provisional Measure No.2222/01 which establishes that withholding income tax will be applied to their investment portfolio on a retroactive basis. The Company reached an agreement with the Federal authorities based on the Provisional Measure and paid the income tax in January 2002.


14   Employee benefits

     In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.


15   Commitments and contingencies

(a)  Contingencies

(i)  Labor proceedings

     The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the Company paid U.S.$ 6.7 million to the employees in January 2002. The excess provision of U.S.$ 3.3 million was reversed to income.

     In addition, at December 31, 2002, the Company had a total provision recorded for other cases of U.S.$ 4.3 million based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of U.S.$ 2.7 million.

(ii) Administrative proceedings

     The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to U.S.$ 5.8 million at December 31, 2001), to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

     If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of December 31, 2002, the Company had donated to the Indian Associations approximately R$ 4.9 million (U.S.$
     2.7 million) (U.S.$ 2.2 up to December 31, 2001) under the Terms of Settlement.

(iii) Fiscal proceedings

     In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At December 31, 2002, the Company is contesting this notification and has placed approximately U.S.$ 4,8 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, the Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(iv) Income tax and social contribution related to the "Plano Verao"

     In December 1994, the Company petitioned the Tribunal Regional Federal of the 2nd Region (the "Tribunal") to include in the determination of income tax and social contribution the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28%. The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using the 42.72% deduction and has made a provision for contingencies of US$ 15,074 to cover the effects of the use of this deduction until a final court ruling is obtained.

(v)  PIS and COFINS contributions

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2002, the provision for contingencies included U.S.$ 40.3 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

(vi) Value-Added Tax

     During 2001 the Company received tax assessment from fiscal authorities of the States of Espirito Santo and Bahia, the total amount of U.S.$ 36.7 million relating to ICMS (value-added tax). In addition, the tax authorities disallowed certain tax credits of U.S.$ 9.6 million previously recognized by the Company. The Company will file appeals with the relevant courts and, based on the opinion of external legal counsel, it believes the probability of loss resulting from this dispute to be remote and, accordingly, no provision has been recorded at December 31, 2002.

(vii) Others

     The Company has, based on the advice of its legal counsel, recorded additional provisions in the amount of U.S.$ 6.0 million relating to several other legal disputes and has also made deposits in the amount of U.S.$ 7.9 million in escrow accounts.

(b)  "Take-or-pay" contract

     In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited - NEXEN (formerly CanadianOxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company is meeting the minimum quantitative commitments under the contract.

(c)  Compliance with regulations

     The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.


16   Derivative instruments, hedging and risk management activities

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company's functional currency to be the U.S. dollar and approximately 22% of the Company's indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

     These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management startegy and its implementation, and the evaluation of the effectiveness of the Company's overall risk management strategy. The Treasury reports to the Chief Financial Officer.

     The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury.

(a)  Foreign currency risk management

     The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company has been using foreign currency forward and futures contracts to implement this strategy.

(b)  Interest rate risk management

     The Company's strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company's interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2002 the Company had no outstanding interest rate swap contracts.

(c)  Commodity price risk management

     The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

17   Nonderivative financial instruments

     Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value have been determined as follows:

     Cash - the carrying amount of cash is a reasonable estimate of its fair value.

     Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

     Debt securities - the Company's debt securities are stated at their fair value, which was estimated by obtaining quotes from major financial institutions and brokers.

     Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2002 and 2001. The Company's financial structure does not require any substitution of such financing or the contracting of similar fundings.

     The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

18   Geographical information

     The Company's exports from Brazil, classified by geographic destination, are as follows:

                                                        Year ended December 31,
                       ---------------------------------------------------------

                                  2000                2001                 2002
                       ----------------   -----------------    -----------------
                        (Reclassified)
North America                  284,135             119,593              278,988
Europe                         387,497             229,913              290,877
Asia                           122,169             232,371              119,966
Other                            6,833               1,488               10,791
                       ----------------   -----------------    -----------------

Total                          800,634             583,365              700,622
                       ================   =================    =================

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------

     Sales to two unaffiliated customer represented 35 % of net sales in 2002. One unaffiliated customer represented 21% and 25% in 2001 and 2000, respectively. No other individual customers represented more than 10% of net sales.


19  Related parties

     Transactions with related parties resulted in the following balance sheet and income statement balances:


                                                                                              December 31,
                                             --------------------------------------------------------------

                                                                      2001                            2002
                                             ------------------------------  ------------------------------

                                                   Assets       Liabilities         Assets      Liabilities
                                             -------------  ---------------  -------------  ---------------
Balance sheet
  Current assets
    Cash and cash equivalents                           1                              132
    Accounts receivable                             3,520                            2,781
  Current liabilities - suppliers                                       714
  Long-term debt (including
    current portion and accrued
    finance charges)                                                281,944                         264,093
                                             ------------   ---------------   -------------  --------------

                                                    3,521           282,658           2,913         264,093
                                             ============   ===============   =============  ==============





                                                                                   Year ended December 31,
                           --------------------------------------------------------------------------------

                                               2000                        2001                       2002
                           -------------------------  -------------------------- --------------------------

                                Income      Expense        Income       Expense        Income      Expense
                           ------------ ------------  ------------  ------------ ------------- ------------
Income statement
  Operating revenues            44,555                     23,336                      31,016
  Financial expenses                         14,152                      10,292                    129,424
                           ------------ ------------  ------------  ------------ ------------- ------------

                                44,555       14,152        23,336        10,292        31,016      129,424
                           ============ ============  ============  ============ ============= ============


Aracruz Celulose S.A.

Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
--------------------------------------------------------------------------------



20   Supplementary information -
     Valuation and qualifying accounts


                                                             Additions       Deductions
                                          Balance at        charged to      credited to
                                           beginning         costs and        costs and         Balance at
Description                                  of year          expenses         expenses        end of year
------------------------------------    -------------   ---------------  ---------------   ----------------

2002
Allowances deducted from
 related balance sheet accounts:
 Accounts receivable                            317               863               19              1,161
 Inventories                                  2,615                                461              2,154
 Investments (other assets -
  other)                                        801                                                   801

2001
Allowances deducted from
 related balance sheet accounts:
 Accounts receivable                            446                                129                317
 Inventories                                  4,841                              2,226              2,615
 Investments (other assets -
  other)                                        801                                                   801
 Deferred income tax                          2,474                              2,474

2000
Allowances deducted from
 related balance sheet accounts:
 Accounts receivable                            490                                 44                446
 Inventories                                  3,522             1,319                               4,841
 Investments (other assets -
  other)                                        801                                                   801
 Property, plant and
  equipment, net                             20,164                             20,164
 Deferred income tax                         38,761                             36,287              2,474


                                                        * * *