Form 20-F
ARACRUZ CELLULOSE S A
filed 2004-06-30
CIK 883952

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F
[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
        SECURITIES EXCHANGE ACT OF 1934
                                       OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31,
        2003
                                       OR
[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                           COMMISSION FILE NO. 1-11005
                              ARACRUZ CELULOSE S.A.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ARACRUZ CELLULOSE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          FEDERATIVE REPUBLIC OF BRAZIL
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                        RUA LAURO MULLER, 116, 40TH FLOOR
                      22299-900 RIO DE JANEIRO, RJ, BRAZIL
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                 ---------------------------------------------
               SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT
                          TO SECTION 12(B) OF THE ACT.


TITLE OF EACH CLASS:                  NAME OF EACH EXCHANGE ON WHICH REGISTERED:

American Depositary Shares
 (as evidenced by American                 New York Stock Exchange
 Depositary Receipts), each
 representing ten shares of
 Class B Stock
------------------------------

                              -------------------

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.

                                      None

                              -------------------

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

                                      None

                              -------------------


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

                                 Yes [X] No [ ]


     Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

     Please send copies of notices and communications from the Securities and Exchange Commission to:


                                  Ross Kaufman
                             Greenberg, Traurig LLP
                               Met Life Building
                       200 Park Avenue New York, NY 10166


                                TABLE OF CONTENTS
                                                                                                         PAGE


                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers.................................................3
Item 2. Offer Statistics and Expected Timetable...............................................................3
Item 3. Key Information.......................................................................................3
Item 4. Information on ARACRUZ...............................................................................14
Item 5. Operating and Financial Review and Prospects.........................................................34
Item 6. Directors, Senior Management and Employees...........................................................44
Item 7. Major Shareholders and Related Party Transactions....................................................49
Item 8. Financial Information................................................................................52
Item 9. The Offer and Listing ...............................................................................57
Item 10. Additional Information..............................................................................60
Item 11. Quantitative and Qualitative Disclosures About Market Risk..........................................70
Item 12. Description of Securities Other than Equity Securities..............................................71

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.....................................................71
Item 14. Material Modifications to the Rights of Security
                  Holders and Use of Proceeds................................................................71
Item 15. Controls and Procedures.............................................................................71
Item 16. RESERVED
ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                                    PART III

Item 17. Financial Statements.................................................................................73
Item 18. Financial Statements.................................................................................73
Item 19. Exhibits.............................................................................................74


                                  INTRODUCTION

     Unless otherwise specified, all references in this annual report to:

     o  "U.S. dollars," "$" or "US$" are to United States dollars;

     o "reais," "real" or "R$" are to Brazilian reais, the official currency of Brazil;

     o "Brazilian government" are to the federal government of the Federative Republic of Brazil;

     o "consolidated financial statements" are to the Consolidated Financial Statements of Aracruz Celulose S.A. at December 31, 2002 and 2003 and the corresponding Report of Independent Accountants;

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Because we exported around 98% of our production in 2003 and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is the most appropriate currency in which to present our financial statements. Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars beginning in 1994. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

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

     In our 1999, 2000, 2001, 2002 and 2003 financial statements, gains or losses resulting from the remeasurement of the financial statements and from foreign currency transactions have been reported in the consolidated statement of operations as single line items. The financial information presented below for the period ended December 31, 1998 has been reclassified to reflect such remeasurement. Previously, such gains or losses were allocated to the statements of operations line items to which they relate. These allocations have no effect on net income or loss.

     We publish our financial statements in Brazil in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP, as applied to us, are related to disclosure requirements. In addition, for all financial statements prepared for any period ended after January 1, 1996, Law No. 9,249/95 abolished the requirement that companies apply monetary correction to their financial statements, which was previously required by Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporate law. Accordingly, our Brazilian GAAP financial statements at and for the years ended 1999, 2000, 2001, 2002and 2003 are not adjusted to account for the effects of inflation. Our taxes and dividends are determined on the basis of Brazilian GAAP financial statements.

     During the first quarter of 2001, in an effort to conform our reporting practices to those commonly used in the industry, we changed the classification of freight costs in the statement of income. As a result of this change, ocean freight and insurance charges, which had previously been classified as a reduction to export sales of eucalyptus pulp, together with inland freight charges, previously classified as selling expenses, are now classified as a component of cost of sales. Additionally, certain administrative expenses were identified as indirectly related to the production process and, beginning January 1, 2001, classified as a component of cost of sales. Historical information herein with respect to 1999 and 2000 was reclassified accordingly. Therefore, some information may differ from the condensed financial statements published elsewhere.

     The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP financial statements as of December 31, 2001, 2002 and 2003 appear elsewhere herein, together with the report of PricewaterhouseCoopers Auditores Independentes, Rio de Janeiro, Brazil, independent accountants. The selected financial information at December 31, 1999 and 2000 has been derived from our U.S. GAAP financial statements, not included in this annual report. The selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."


                                                               FOR THE YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------------------------
                                             1999            2000            2001           2002            2003
                                           --------        --------        --------       --------      ----------
                                         (thousands of U.S. dollars, except number of shares and per share amounts)
STATEMENT OF OPERATIONS DATA

OPERATING REVENUES
     Sales of eucalyptus pulp
       Domestic                             $33,796         $43,601         $23,579        $17,126         $42,401
       Export                               596,242         800,634         583,365        700,622       1,056,498
                                           --------        --------        --------       --------      ----------
     Total sales                           $630,038        $844,235        $606,944       $717,748      $1,098,899
     Sales taxes and other deductions      (43,459)        (63,240)        (32,589)       (48,765)        (95,829)
                                           --------        --------        --------       --------      ----------
     Net operating revenues                $586,579        $780,995        $574,355       $668,983      $1,003,070
                                           --------        --------        --------       --------      ----------
OPERATING COSTS AND EXPENSES
     Cost of sales                         $375,513        $412,313        $420,606       $468,875        $592,555
     Selling                                 25,311          21,492          23,253         28,242          38,617
     Administrative                          18,354          22,454          22,012         22,302          22,762
     Provision for loss on ICMS credit                                       10,754         45,093          23,178
     (Gain)/Loss and provision for           26,153           4,826           9,555          1,534           4,401
       loss sale of property, plant
       and equipment and spareparts
       inventories
     Other, net                               6,907           7,152           5,252          7,434          14,383
                                           --------        --------        --------       --------      ----------
     Total operating costs and expenses    $452,238        $468,237        $491,432       $573,480        $695,896
                                           --------        --------        --------       --------      ----------
OPERATING INCOME                           $134,341        $312,758         $82,923        $95,503        $307,174
                                           --------        --------        --------       --------      ----------
NON-OPERATING (INCOME) EXPENSES
     Equity in results of affiliated
      company                                    -        $(1,313)        $(1,195)       $(6,076)         $ 6,844
     Financial income                    $(100,692)        (64,849)        (54,749)       (61,611)        (43,037)
     Financing expense                      120,336         101,461          70,215         82,014         108,209
     Loss (gain) on currency
       remeasurement, net                     7,454         (8,812)          18,029       (14,888)        (41,955)
     Other, net                               (209)           (131)           (128)          (276)            (92)
                                           --------        --------        --------       --------      ----------
     Total other income                     $26,889         $28,982         $32,086        $ (837)        $ 29,969
                                           --------        --------        --------       --------      ----------
INCOME (LOSS) BEFORE INCOME TAXES          $107,452        $283,776         $50,794        $96,340        $277,205
                                           --------        --------        --------       --------      ----------
INCOME TAX EXPENSE (BENEFIT)
     Current                                $ 8,980        $ 40,461         $35,722      $(23,988)        $106,549
     Deferred                                 7,699          41,604         (2,992)          8,415          22,567
     Total                                  $16,679        $ 82,065         $32,730      $(15,573)        $129,116

CUMULATIVE EFFECT OF A CHANGE IN
ACCOUNTING PRINCIPLE, NET OF TAX                  -               -               -              -
                                           --------        --------        --------       --------      ----------




NET INCOME                                 $ 90,773        $201,711         $18,107       $111,913        $148,089
                                           ========        ========        ========       ========      ===========
BASIC AND DILUTED EARNINGS PER
SHARE(1)
     Class A Stock                          $  0.09         $  0.20          $ 0.05        $  0.11          $ 0.15
     Class B Stock                             0.09            0.20            0.02           0.11            0.15
     Common Stock                              0.08            0.18            0.01           0.10            0.14
DIVIDENDS PER SHARE
     Class A Stock                       $  0.06(2)      $  0.06(3)       $ 0.06(4)     $  0.08(5)        $0.11(6)
     Class B Stock                          0.02(2)         0.06(3)         0.06(4)        0.08(5)         0.11(6)
     Common Stock                           0.01(2)         0.05(3)         0.06(4)        0.07(5)         0.10(6)
WEIGHTED-AVERAGE NUMBER OF SHARES
   OUTSTANDING (THOUSANDS OF SHARES)
     Class A Stock                           40,979          40,903          40,651         40,395          39,819
     Class B Stock                          553,279         552,889         536,512        536,768         535,969
     Common Stock                           454,908         454,908         454,908        454,908         454,908
                                           --------        --------        --------       --------      ----------
     Total                                1,049,166       1,048,700       1,032,071      1,032,071       1,030,696
                                          =========       =========       =========      =========       =========

_______________

(1) Holders of Class B Stock have no dividend preference. Holders of Class A Stock are entitled to an annual preferential dividend.

(2) Including the dividend declared on March 25, 1999 and paid on April 22, 1999.

(3) Including the dividend declared on April 05, 2000 and paid on April 30, 2000.

(4) Including the dividend declared on March 30, 2001 and paid on April 12, 2001.

(5) Including the dividend declared on April 30, 2002 and paid on May 13, 2002.

(6) Including the dividend declared on April 29, 2003 and paid on May 15, 2003.

(7)Including the dividend declared on April 29, 2004 and paid on May 14, 2004.



                                                                         AT DECEMBER 31,
                                             ---------------------------------------------------------------------------
                                               1999            2000            2001           2002            2003
                                             --------        --------        --------       --------       ----------
                                                                 (thousands of U.S. dollars)
BALANCE SHEET DATA
   Cash and cash equivalents                 $312,590        $ 18,091        $ 20,125       $ 25,474       $  66,284
   Other current assets                       190,889         261,815         215,199        250,487         390,459
   Debt securities available-for-sale         189,480         323,032         405,493        248,455         285,991
   Property, plant and equipment, net       1,702,747       1,664,322       1,913,191      2,000,071       2,270,369
   Investment in affiliated company                 -          79,698          80,893         87,107         382,318
   Other assets                               205,297         107,500         143,296         87,220          59,012
                                           ----------      ----------      ----------     ----------      ----------
TOTAL ASSETS                               $2,601,003      $2,454,458      $2,778,197     $2,698,814      $3,454,433
                                           ==========      ==========      ==========     ==========      ===========
Short-term debt                               473,652         272,042         325,855        182,680         392,088
Other current liabilities                      40,174          55,035          99,425         55,824         121,591
Long-term debt                                392,354         278,873         537,183        611,091         979,435
Other long-term liabilities                    41,511          75,387          78,004         88,656         160,358
Stockholders' equity                        1,653,312       1,773,121       1,737,730      1,760,563       1,800,961
                                           ----------      ----------       ---------      ---------       ----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                   $2,601,003      $2,454,458      $2,778,197     $2,698,814       3,454,433
                                           ==========      ==========      ==========     ==========      ===========


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

     Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure on the real did not ease, on January 15, 1999, the Central Bank allowed the real to float freely. On May 28, 2004, the commercial selling rate was R$3.0961 per US$1.00. We cannot assure you that the real will not appreciate or depreciate substantially in the near future.

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.


                                                                      EXCHANGE RATE OF R$ PER US$
                                                    ----------------------------------------------------------------
  YEAR ENDED DECEMBER 31,                                 LOW            HIGH         AVERAGE(1)       YEAR-END


  1999.............................................      1.2078          2.1647          1.8158          1.7890
  2000.............................................      1.7234          1.9847          1.8295          1.9554
  2001.............................................      1.9357          2.8007          2.3420          2.3204
  2002.............................................      2.2709          3.9552          2.9309          3.5333
  2003                                                   2.8219          3.6623          3.0715          2.8892

  ____________________________
Source:  Central Bank, PTAX.  PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.
(1)  Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.



                                                                                   EXCHANGE RATE OF R$ PER US$
                                                                                      LOW               HIGH
  MONTH ENDED
  December 31, 2003............................................................     2.8883             2.9434
  January 31, 2004.............................................................     2.8022             2.9409
  February 28, 2004............................................................     2.9042             2.9878
  March 31, 2004...............................................................     2.8752             2.9410
  April 30, 2004...............................................................     2.8743             2.9522
  May 31, 2004.................................................................     2.8743             3.2051

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

D.  RISK FACTORS

RISK FACTORS RELATING TO BRAZIL

     BRAZILIAN POLITICAL AND ECONOMIC CONDITIONS HAVE A DIRECT IMPACT ON OUR BUSINESS AND THE MARKET PRICE OF OUR PREFERRED SHARES AND ADSS.

     The Brazilian economy has been characterized by volatile economic cycles. In addition, the Brazilian government frequently, and occasionally drastically, intervenes in the Brazilian economy. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil's balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. The Company's business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as:

     o    currency fluctuations,

     o    inflation,

     o    price instability,

     o    interest rates,

     o    tax policy,

     o    energy shortages in Brazil, and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require the Company's continued emphasis on assessing the risks associated with its activities and adjusting its business and operating strategy. Future developments in Brazilian government policies or in the Brazilian economy, over which the Company has no control, may reduce demand for the Company's products in Brazil, and adversely affect the Company's business, financial condition and results of operations.

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

     The real devalued against the U.S. dollar by 9.3% in 2000. During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 18.7%. In 2002, the depreciation of the real relative to the U.S. dollar totaled 52%, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown. In 2003, the appreciation of the Real relative to the U.S. dollar was 18.2%. From January 1, 2004 through March 31, 2004, the Real depreciated 0.7%.

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

     WE MAY BE IMPACTED BY GOVERNMENTAL ACTIONS AFFECTING THE BRAZILIAN MARKETS AND ECONOMY.

     The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, Banco Nacional de Desenvolvimento Economico e Social - BNDES, which is owned by the Brazilian government, indirectly owned approximately 12.5% of our common stock as of December 31, 2003 and has, through a subsidiary, advanced approximately 19% of our total consolidated indebtedness as of such date. See "Item 7B. Related Party Transactions."

     DEVELOPMENTS IN OTHER EMERGING MARKETS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR PREFERRED SHARES AND ADSS.

         The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors' reaction to developments in one country can have an effect on the securities of issuers in other countries, including Brazil. Developments or conditions in other emerging market countries have, at times, significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

Developments in the international financial markets, in the future, especially in Latin America, may adversely affect the Company's financial condition and its ability to raise capital when needed. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the Company's preferred shares or ADS.

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

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders' ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$234 billion as of December 31, 2003, and an average monthly trading volume of approximately US$271.9 million in 2003. In comparison, the NYSE had a market capitalization of US$16.8 trillion as of December 31, 2003, and an average monthly trading volume of approximately US$38.5 billion for 2003.

     There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 49.8% of the aggregate market capitalization of BOVESPA as of December 31, 2003. The top ten stocks in terms of trading volume accounted for approximately 53.5% of all shares traded on BOVESPA.

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

We are incorporated under the laws of Brazil. All of our directors and executive officers, and the experts named in this annual report, reside outside the U.S. Substantially all of our assets, and our directors' and officers' assets and such experts' assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, we have been advised by our Brazilian counsel, that there is doubt that the courts of Brazil will enforce against us, our officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Brazilian courts based upon the federal securities laws of the U.S.

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

     All of these factors are beyond our control. After reaching a peak in the middle of 1995, market pulp prices continued to fall through the first quarter of 1999, due primarily to a significant drop in demand, although market prices began to increase beginning in the second quarter of 1999 and continued to increase through the second half of 1999 and early 2000. In the second half of 2000, market prices of pulp were flat for the whole period. Weak demand and excess inventories in the hands of pulp producers caused eucalyptus pulp list prices to fall at the end of March 2001. Market conditions remained difficult through 2002, with Europe being the most challenging market. In 2002 the average list price of BEKP in North America decreased 8% compared to the average list price in 2001; this was primarily due to the slowdown in the growth of the major economies which began in 2001 that continued to negatively impact the global demand for paper throughout 2002. Global product availability was limited due to pulp production curtailments as a result of inventory adjustments, maintenance and bad weather conditions in the Northern Hemisphere. At the same time, pulp demand remained relatively stable in the majority of the markets, except in Asia and especially in China, where demand was above levels of the previous year. Consequently, global pulp inventories were driven down to below the historic level. In 2003, shipments of BEKP increased the most when compared to other grades. From January to November, deliveries grew 14%, mainly to Asia and Western Europe. This compares with relatively flat shipments of northern hardwood and a 9% decline in southern hardwood. Over the course of the fourth quarter, an increase of approximately 300,000 tons in the aggregate stocks (5.5 million tons at the end of December) put pressure on pulp prices, resulting in a $10 - $20/ton erosion of list prices in December. In 2003 the average list price for BEKP was US$ 511/t. After slipping in January 2004, world market pulp prices recovered since February 2004, mainly driven by stronger demand in Asia and especially in China. At the same time, pulp supply has been at a normal level for hardwood and tighter for softwood. Consequently, global pulp producers' inventories remained within the normal range. This scenario has allowed for prices to increase in all markets. Eucalyptus pulp prices for April 2004 were adjusted to US$ 565/t in the USA, US$ 550 in Europe and US$ 530 in Asia. It is possible that market prices for pulp will decline in the future, or that there will not be sufficient demand for the Company's products to enable it to operate its production facilities in an economical manner.

     The Company has long term supply contracts with various customers and no assurance can be given that the prices for pulp or paper will stabilize or not decline further in the future, or that demand for the Company's products will not decline in the future. As a result, no assurance can be given that the Company will be able to operate its production facilities in a profitable manner in the future. The Company's results of operations would be materially adversely affected if the price of its product were to decline significantly. See also "Item 4B. Business Overview--Market Overview."

     WE FACE SIGNIFICANT COMPETITION, WHICH MAY ADVERSELY AFFECT OUR MARKET
SHARE.

     The pulp industry is highly competitive. In the international pulp markets, we compete with larger competitors that have greater financial strength, higher production capacities and access to cheaper sources of wood.

     In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including plant efficiencies and operating rates in relation to our competitors, and the availability, quality and cost of wood, energy, chemicals and labor. To the extent that pulp from other hardwoods can be substituted for the more expensive bleached eucalyptus kraft market pulp, we also compete with producers in the broader segment of the pulp market. Some of our competitors in this market have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. See "Item 4B. Business Overview--Competition."

     WE MAY BE ADVERSELY AFFECTED BY THE IMPOSITION AND ENFORCEMENT OF MORE STRINGENT ENVIRONMENTAL REGULATIONS THAT WOULD REQUIRE US TO SPEND ADDITIONAL FUNDS.

     The Company is subject to stringent environmental laws and regulations in Brazil on the national, state and local levels. Changes in environmental laws and regulations or changes in the policy of enforcement of existing environmental laws and regulations could adversely affect it. The Company's operations are supervised by governmental agencies that are responsible for the implementation of pollution control laws and policies. These agencies could take action against the Company if it failed to comply with applicable environmental regulations. These actions could include the imposition of fines and revocation of licenses and concessions.

     Although changes in laws and regulations apply only prospectively under Brazilian law, it is possible that the relevant legislatures and/or governmental agencies will impose additional regulations or seek a more stringent interpretation of existing laws and regulations that would require the Company to spend additional funds on environmental matters or limit the Company's ability to operate as it currently does. In addition, such actions by such governmental bodies could impose additional costs to be borne by the Company when it renews existing licenses or applies for new ones.

     ACTIONS BY STATE LEGISLATURE MAY ADVERSELY AFFECT OUR OPERATIONS.

     In September 2001, the legislature of the State of Espirito Santo, where we own approximately 140.000 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the state. In June 2002, this law was declared to be unconstitutional by a provisional decision of the Brazilian Federal Supreme Court, and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Brazilian Confederation of Agriculture and Cattle Raising. The Company believes that such provisional decision will be upheld by the court's definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

     On March 13, 2002, the Espirito Santo legislative assembly created an investigating commission (Comissao Parlamentar de Inquerito) to investigate the legality of our permits and the acquisition of our properties from the date we began our operations in Espirito Santo. As the procedures in the investigation were not concluded within the prescribed time period for such a type of investigation, the commission was terminated without issuing a final report. The Company is confident that it has obtained all necessary permits and that all our property was legally acquired strictly in accordance with all laws and regulations However, we cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause us to incur significant expense and divert management's attention.

     In May 2003 the Human Rights Commision of the Brazilian House of Representatives ("Camara dos Deputados") created a Working Group to discuss the alleged violation of economic, social, cultural and environmental rights in the eucalyptus plantations in the State of Espirito Santo. Among other issues, several complaints involving the Company were discussed. Representatives of the Company participated in a Public Hearing and presented to the Commission extensive reports, information, evidence, technical studies and governmental and judicial decisions that demonstrate that the complaints were unjustified. The Working Group was terminated without issuing a final report. However, the Company cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause the Company to incur significant expense and divert management's attention.

     IF WE ARE UNABLE TO MANAGE POTENTIAL PROBLEMS AND RISKS RELATED TO ACQUISITIONS AND ALLIANCES, OUR BUSINESS AND GROWTH PROSPECTS MAY SUFFER. SOME OF OUR COMPETITORS MAY BE BETTER POSITIONED TO ACQUIRE OTHER PULP AND PAPER BUSINESSES.

     o The Company, as part of its business strategy, recently made a major acquisition by purchasing Riocell and may acquire other businesses in Brazil or elsewhere. In addition, the Company has made a significant joint venture investment in Veracel and may enter into other similar arrangements or alliances with third parties. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions. Acquisitions and similar joint ventures or other arrangements have significant risks:we could fail to successfully integrate the operations, services and products of any acquired company;

     o we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

     o    the acquisitions could increase our costs;

     o our management's attention could be diverted from other business concerns; and

     o    we could lose key employees of the acquired company.

     Our failure to integrate any new businesses or manage our investment in Veracel or any new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business or cause such acquisition or alliances to be possible only on less favorable terms. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

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

     VARIOUS OTHER RISKS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL RESULTS.

     Our operations are subject to various other risks that affect our forests and manufacturing processes, including fire, port closings, disease and factory explosions. To date, the Company's experience with such hazards has not had a material adverse effect on the Company. However, in the future, such hazards could have a negative effect on the Company's financial results.

ITEM 4.  INFORMATION ON ARACRUZ

A.   HISTORY AND DEVELOPMENT OF ARACRUZ

     We conduct our operations under our legal and commercial name, Aracruz Celulose S.A. We are a corporation (sociedade anonima), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, we operate under the provisions of the Brazilian corporate law. Our headquarters and mill are located at Rodovia Aracruz - Barra do Riacho, kilometer 25, Municipality of Aracruz, State of Espirito Santo, Brazil, and its telephone number is 55-27-3270-2122. Our principal office is located at Rua Lauro Muller, 116, 40th floor, 22299-900 Rio de Janeiro, State of Rio de Janeiro, Brazil, and its telephone number is 55-21-3820-8111. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, NY 10011. We maintain an Internet website at www.aracruz.com.br. Information contained on our website is not part of this annual report.

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

     In June 2000, our board of directors approved the expansion of the nominal production capacity of our facilities by 700,000 tons per year, known as the Fiberline C Expansion Project. The Fiberline C Expansion Project involves the addition of a new pulp line and certain other modifications to existing equipment at the mill in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, reaching full capacity this year. See "--Business Overview--Fiberline C Expansion Project." The new production volume resulting from the Fiberline C Expansion Project required an increase in the Company's forest base of approximately 72,000 hectares of eucalyptus plantations. To meet this demand, in June 2000, the Company acquired Terra Plana, with assets comprised of 19,000 hectares of land appropriate for planting eucalyptus trees. From July 2000 through December 31, 2001, the Company acquired approximately 44,000 additional hectares of land in a number of separate transactions. Additionally, in September 2002, Bahia Sul and the Company signed, jointly with Companhia Vale do Rio Doce and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and the Company of forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests. The Company also entered into a three-year wood supply contract for with Veracel to provide a total of up to 3.85 million cubic meters wood for the Fiberline C Expansion Project until the new plantations reach harvesting time.

     On October 10, 2000, we acquired a 45% stake in Veracel, a joint venture to grow eucalyptus trees on plantations and to build a pulp mill. On January 31, 2003, the Company acquired an additional 5% stake in Veracel, bringing its total stake to 50%. The remaining 50% interest in Veracel is owned by Stora Enso OYJ ("STORA ENSO"). Veracel, currently in the pre-operational stage, grows eucalyptus on plantations in the State of Bahia, which has diversified the sources of the Company's supply of wood for the Mill. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit's operation and (ii) the opportunity to expand the Company's business in the future from another operational base in Bahia that can potentially replicate its accomplishments in the State of Espirito Santo. In May 2003, the Company and its joint venture partner decided to invest an additional US$940 million in Veracel to build a 900,000-ton capacity mill (the "VERACEL MILL") for the production of BEKP in the State of Bahia. Construction of the Veracel Mill was started at the beginning of the second half of 2003, and completion is scheduled for 2005. As of March 31, 2004, a total of US$717 million has been committed to the project. See "--Business Overview--Acquisition of Veracel" and Note 4 to the consolidated financial statements.

     On October 3, 2001, Votorantim Celulose e Papel S.A., or VCP, one of our competitors, acquired the 28% stake holding of our common stock from Mondi Brazil Limited. See "Item 7A. Major Shareholders."

     On May 30, 2003, the Company acquired all of the capital stock of Riocell S.A. ("RIOCELL"), a major producer of BEKP, from Klabin S.A. for an adjusted purchase price of US$567 million. Riocell owned and operated a mill (the "RIOCELL MILL") with a capacity of approximately 400,000 tons per annum and owned approximately 40,000 hectares of eucalyptus plantations. See " Business -- Guaiba Unit".

CAPITAL EXPENDITURES

     The Company's capital expenditures for 2003, 2002 and 2001 were US$118.7 million, US$260.7 million and US$421.5 million , respectively.

     The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

                                                                      FOR THE YEARS ENDED DECEMBER 31,
                                                                      ----------------------------------
                                                                        2003         2002         2001
                                                                      ----------   --------   ----------     ---------
                                                                                 (IN US$ MILLIONS)

     Fiberline C Expansion Project.................................  US$55.8        US$ 185.3  US$  355.8
     Siviculture and other forestry investments....................  41.4                39.5        48.7
     Forests (includes land purchase)..............................  10.1                15.4          --
     Improvements/industrial investments...........................  3,2                  9.4        13.7
     Acquisition of equity participation in Veracel................                        --          --

     Other.........................................................  8.2                 10.8         3.3
                                                                     ----------     ---------   ----------     ---------
          Total....................................................  US$118.7       US$ 260.7  US$  421.5
                                                                     ==========     =========  ===========     =========

     The US$160.8 million decrease in capital expenditures in 2002 compared to 2001 and the US$283.1 million increase in capital expenditures in 2001 compared to 2000 were primarily due to investments in the Fiberline C Expansion Project.

     During the year 2003, we invested approximately US$118.7 million, of which US$55.8 million was devoted to the Fiberline C Expansion Project, US$3.2 million was devoted to ongoing industrial investments, US$51.5 million was devoted to silviculture and other forestry investments and US$8.2 million was devoted to other projects.

     During 2004, the Company expects to invest approximately US$210 million, of which US$115 million is expected to be invested in the Veracel Project and US$95 million relates to industrial, forestry and other investments.

B    BUSINESS OVERVIEW

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

     During 2003, we produced approximately 2,250,000 tons of BEKP, a 36% increase from 2002 when we had produced approximately 1,656,000 tons of BEKP, which was a 30% decrease as compared to 2001 when it had produced approximately 1,272,000 tons of bleached eucalyptus pulp. Pulp sales for 2003 were approximately 2,149,000 tons, a 36% increase as compared to 1,585,000 in 2002, which had represented a 22% increase when compared to 2000 pulp sales of 1,301,000 tons. Export pulp sales in 2003 were approximately 98% of total sales. Export pulp sales for the year 2002 were approximately 98% of total sales. See "--Markets and Customers" and "--Competition."

     Our volume and price of pulp sales during 2003 were higher than in 2002. Our average list price increased by approximately 9% in 2003 compared with the average in 2002.

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

     We own approximately 405,700 hectares of forest and other land in the States of Espirito Santo, Bahia, Minag Gerais and Rio Grande do Sul, of which over 247,000 hectares are planted with eucalyptus forests. The Mill is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, which are 51% owned by us. See "--History and Development of Aracruz" above.

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

     o    economies of scale,

     o    advanced forestry techniques in managing the planting processes,

     o    growing and harvesting of our trees,

     o    the comparatively short harvest cycle of our trees, and

     o    lower energy and chemical costs.

     During 2003, we were able to meet almost 63% of our wood fiber requirements from our own eucalyptus forests. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years after plantation, while harvest cycles for other types of hardwood trees in the southern United States, Canada and Scandinavia can range from 25 to 70 years. Harvest cycles for our principal non-Brazilian competitors in the eucalyptus pulp market, which are located in Spain, Portugal and Chile, are approximately eight to ten years. See "--Raw Materials--Wood" and "--Competition."

We internally produce approximately 98% of our electrical energy requirements, mainly from by-products of our pulp production process, and recycle the greater part of the chemicals used at the Mill. See "--Raw Materials--Energy."

BUSINESS STRATEGY

     The key elements of our mission statement are:

     o pursuing a growing position among the best global producers of forest products, concentrating in market segments of significant size and capable of adding value to us,

     o    generating strong returns to our shareholders,

     o    leveraging our competence in renewable forestry uses,

     o developing products that add value to our customers while concentrating on our core business as a pulp producer, and

     o creating development opportunities for our employees in order to retain our employees.

         The following ongoing projects implement our business strategy:

     o Economies of scale resulting from new capacity increases. The commencement of the operation of the Fiberline C Expansion Project at the end of May 2002 increased our nominal production capacity to over 2,000,000 tons per year in the middle of 2002. The Fiberline C Expansion Project relies on our technology advances and benefits from our existing overhead and management structure, which has absorbed the new activity without significant additional fixed costs. These enhancements will enable us to reduce pulp costs and improve quality levels in the new production unit. ". In addition, the Company's board of directors in 2000 approved the acquisition of Veracel.

     o Improvements in forestry technology using advanced genetic techniques, which will result in an increase in the forest yield.

     o Optimization of transportation logistics. Transportation of wood to the Mill comprises a large portion of the cost of our pulp production. Improve in transportation logistics and costs are a priority for the Company. At the end of 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems--Maritime and Rail--, the main objective of which is to enhance logistics and further integrate our Mill-Port-Forest system. See "--Transportation."

     o Redesign of management processes with the support of state-of-the-art information technology in order to improve efficiency and reduce costs. In 2001, we implemented new modules of the company-wide SAP R/3 enterprise system that controls, simplifies and integrates our business processes. We are currently using virtually all the modules supplied by SAP, both in the pulp mill and the sawmill operations. Recently, we have selected the mySAP.com(R) platform to improve connectivity with customers and suppliers.

     o Increase of competitiveness. The competitiveness of our business operations, combined with our significant cash generation capabilities, has led us to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations either through acquisitions or expansion of existing capacity, and/or further acquisitions of additional forests.

FIBERLINE C EXPANSION PROJECT

     The Fiberline C, our third pulp operational unit, began operations at the end of May 2002, after being completed in 17 months (two months ahead of schedule) at a lower cost than originally budgeted.

     With nominal capacity of 700,000 tons per year as of December 31, 2003, the cost of the new line was US$522.5 million. The volume of production during year 2003 by the Fiberline C totaled 712,000 tons. In September 2003, the facility reached a monthly production record of 67,884 tons.

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

     The new production volume resulting from the Fiberline C Expansion Project requires an increase in our forest base of approximately 72,000 hectares of eucalyptus plantations. For this reason, between June 2000 and December 2003, we acquired approximately 67,000 hectares of net land through separate transactions. Additionally, in September 2002, Bahia Sul and we signed, jointly with Companhia Vale do Rio Doce and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and us of forestry assets comprising approximately 40,000 hectares of gross lands that include around 28,000 hectares of eucalyptus-planted forests. By the end of 2003, the Company owned approximately 63,000 hectares of eucalyptus plantation by using these acquired lands.

     In order to meet the expected increase in production arising from the Fiberline C Expansion Project, we built a port facility in Caravelas, State of Bahia, and expanded our port facility in Barra do Riacho, State of Espirito Santo.

ACQUISITION OF VERACEL

     On October 10, 2000, we entered into two stock purchase and sale agreements pursuant to which we acquired a 45% stake in Veracel, a joint venture between Stora Enso OYJ and Odebrecht to grow and manage eucalyptus plantations and to build a pulp mill. One agreement, for the amount of approximately US$72 million, was entered between the Company and Odebrecht for the acquisition of 40% of the total outstanding capital stock of Veracel. The other agreement, for the amount of approximately US$9 million, was entered between the Company and Stora Enso Treasury Amsterdam B.V. for the acquisition of an additional 5% of the total outstanding capital stock of Veracel. On January 31, 2003, Odebrecht sold its 10% stake in Veracel to Stora Enso OYJ and us. We acquired shares representing 5% of the total outstanding capital stock of Veracel for US$9.7 million. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit's operation and (ii) the opportunity to grow our business in the future from another operational base in Bahia that can potentially replicate our accomplishments in the State of Espirito Santo.

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

     In May 2003, Stora Enso and we approved the construction of Veracel's pulp mill for the production of bleached eucalyptus kraft market pulp in Eunapolis, in the State of Bahia. The mill will have a nominal capacity of 900,000 tons per year, and the overall investment is budgeted at US$1.24 billion, of which US$717 million has already been commited.

     The Veracel Project has obtained commitments for long-term direct funding from development banks in the amount of approximately US$650 million, being US$500 million from BNDES and US$150 million from the European Investment Bank
(EIB) and the Nordic Investment Bank (NIB). During the first quarter of 2004, BNDES made its initial disbursement of US$59.7 million. The funding of the Veracel Project is expected to consist of 45% equity and 55% loans from Brazilian and international development agencies. The Company is a several guarantor of 50% of the indebtedness incurred by Veracel, including indebtedness in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At March 31, 2004 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$63.5 million.

         The construction of the mill was started at the beginning of the second half of 2003, and it is expected to be concluded within two years. Based on current figures, about 39% of the total construction has already been completed. The project is being carried out under an EPC (Engineering, Procurement and Construction) concept and requires the prior implementation of a qualification program to enable the local workforce to take part in the construction of the pulp mill. The equipment and services necessary for the project are being contracted mostly from Brazilian suppliers.

         In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders' agreement, or the Original Veracel Shareholders' Agreement, which sets forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel. The Original Veracel Shareholders' Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice is given by any party to the Original Veracel Shareholders' Agreement. The Original Veracel Shareholders' Agreement will terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Original Veracel Shareholders' Agreement provides that Veracel will at all times during its term have a board of directors comprised of five members, of which (i) two will be elected from individuals appointed by Stora Enso, (ii) two will be elected from individuals appointed by us and (iii) one will be elected from individuals appointed by Odebrecht. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) will each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. The Original Veracel Shareholders' Agreement also provides that neither we nor Stora Enso may transfer (which includes the creation of liens) any of their respective common shares of Veracel other than (i) prior to the decision to build Veracel's pulp mill, or the Implementation Decision, and (ii) if the Implementation Decision is made, after the second anniversary of the start-up of Veracel's pulp mill. We each have a right of first refusal if the other party wishes to transfer all of its common shares of Veracel before the Implementation Decision. Under the Original Veracel Shareholders' Agreement, Odebrecht may not transfer any of its common shares of Veracel other than (i) on or prior to December 31, 2002, if there has been no Implementation Decision, (ii) following the Implementation Decision, (iii) after the start-up date of Veracel's pulp mill (if it is built) or (iv) after the second anniversary of the start-up of Veracel's pulp mill (if it is built), provided that, in the case of the conditions described in (i), (ii) and (iii), Odebrecht will have the right to transfer all of its common shares of Veracel to the other shareholders of Veracel, for different prices, in accordance with the terms set forth in the Veracel Shareholders' Agreement. Any of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations, or with the prior written consent of each of the other Veracel Shareholders. The Original Veracel Shareholders' Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Original Veracel Shareholders' Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Original Veracel Shareholders' Agreement also provides that we, so long as neither we nor any of our subsidiaries is a shareholder of Veracel, shall not acquire (or caused to be acquired) any interest in real property in Veracel. The same covenant applies to Veracel with respect to real property in our core area.

     In connection with the further acquisition by us and by Stora Enso, on equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003 and as a consequence of the Implementation Decision adopted by the remaining shareholders, the Original Veracel Shareholders' Agreement was amended. According to the amended agreement, or the Veracel Shareholders' Agreement, the board of directors of Veracel is to be comprised of four members, of whom two will be elected from individuals appointed by Stora Enso, and two will be elected from individuals appointed by us. The Original Veracel Shareholders' Agreement provides that if any of the shareholders, known as the Defaulting Shareholder, fails to comply with any of its obligations regarding Veracel's funding needs in connection with the business plan, the Investment Plan and Capital Contributions, the other shareholder (the Calling Shareholder) shall have the right to require the Defaulting Shareholder to transfer all (but not less than all) of its shares to the Calling Shareholder at a discounted market value calculated according to the provisions of the Original Veracel Shareholders' Agreement. The Original Veracel Shareholders' Agreement governs the management and operation of Veracel.

GUAIBA UNIT

     On June 30, 2003 the Company announced that it had acquired Riocell S.A. ("RIOCELL") from Klabin S.A., which operated the Riocell Mill situated in Guaiba, Rio Grande do Sul, in the south of Brazil, for an adjusted purchase price of US$567 million. As a consequence, Riocell was included in the Financial Information of the Company at and for the year ended December 31, 2003 included herein. On January 7, 2004, Riocell was merged into the Company and the Riocell Mill and related forestry assets are now operated as the Guaiba Unit of the Company.

     The nominal production capacity of the Guaiba Unit is approximately 400,000 tons of bleached eucalyptus market pulp and 40,000 tons of printing and writing paper, equipped with advanced environmental protection resources. The Guaiba Unit has approximately 63,700 hectares of forest and other land and 7,000 hectares of plantations are kept in association with third parties. The average distance of the wood supply to the mill is approximately 85 kilometers. Since paper production is not its core business, the Company is working on feasability studies related to the possible divestiture of the paper machinery at the Guaiba Unit.

ARACRUZ PRODUTOS DE MADEIRA

     As part of our earlier strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., or APM, which then became our wholly owned subsidiary. APM's high-tech hardwood lumber sawmill, which is located in the State of Bahia, was commissioned in the first quarter of 1999 and started sales during the third quarter of 1999. APM manufactures and markets Lyptus(R), a new concept renewable, high-grade hardwood lumber produced using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes. The sawmill has a nominal production capacity of 37,500 cubic meters per year. As of March 31, 2004, APM had nominated 11 sales representatives in major furniture markets in Brazil and was supplying an industrial customer base of of nearly 150 manufacturers.

     Having consolidated the production process and trained its workforce during the preceding two years, in 2001 APM sought to expand the presence of its Lyptus(R) brand of high-quality sawn wood in domestic and international markets while ensuring that its quality standards were maintained.In 2001, APM established a commercial partnership with the U.S.-based Weyerhaeuserr Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus(R) in the North American markets. This new partnership arrangement gave APM access to over 70 Weyco points of sale in the U.S. and Canada, increasing the presence of Lyptus(R) in one of the largest markets in the world for high-quality hardwood. The first shipments to Weyco took place in the months of May and August 2001. Another initiative that advanced the internationalization of APM was its affiliation with the International Wood Products Association at the beginning of 2002.

     We have expanded the 2001 agreement with Weyco of the U.S. to extend sales of Lyptus(R) to the European and Asian markets, thus assuring the presence of the product in over 100 points of distribution in those regions.

     The initial impact of this agreement was to increase Lyptus(R) sawn wood exports from 4.2% in 2001 to 10.6% in 2002, in addition to 47,223m2 of Lyptus(R) flooring. In 2002, 15% of total production was exported. In 2003, 23.5% of total production was exported.

     Consistent with the strategies set forth above, we have been seeking to divest our interest in APM, since it is outside our core business.

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

     As a result of the variety of wood types and processes used to produce pulp, which have evolved significantly over time, the pulp market has become increasingly specialized in terms of technical characteristics. Many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity and brightness, are exhibited by hardwood and, particularly, eucalyptus pulp. In addition, the increasing specialization of paper manufacturers has resulted in many such manufacturers developing their own customized mix of pulp inputs, also known as furnish, for use in their paper manufacturing. Furthermore, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and to rely on a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp. Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1993 to 2003. Over the same ten-year period, the annual rate of growth in demand for bleached eucalyptus pulp was estimated at 5.7%, while the annual rate of growth in demand for hardwood pulp during the same period was estimated at 5.0% and the market for softwood for the same period was estimated at a 2.6% annual rate.

     Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 50% in 2003) primarily due to its high quality, and because of properties, such as its softness, opacity and printability.

     INTERNATIONAL MARKETS

     From 1992 to 2003, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 4.8% per year, from 13.2 million tons to 21.4 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 3.3 million tons from 2000 to 2003. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 11.5 million tons in 1992 to 18.9 million tons in 2003. Consumption of market pulp is concentrated mainly in Europe, North America and Asia. In 2001, demand for bleached hardwood kraft market pulp amounted to approximately 7.1 million tons in Europe, 2.6 million tons in North America and
6.4 million tons in Asia, 42%, 16% and 38%, respectively, of the world's total demand. In 2002, demand for bleached hardwood kraft market pulp amounted to approximately 7.9 million tons in Europe, 2.8 million tons in North America and
6.6 million tons in Asia, 44%, 15% and 36%, respectively, of the world's total demand. In 2001, we supplied approximately 475,000 tons or 7% of the total European demand, approximately 480,000 tons or 18% of the total North American demand, and approximately 306,000 tons, or 5%, of the total Asian demand. In 2002, we supplied approximately 637,000 tons, or 8%, of the total European demand, approximately 623,000 tons or 23% of the total North American demand, and approximately 280,000 tons, or 4%, of the total Asian demand. In 2003, we supplied approximately 765,000 tons or 9% of the total European demand, approximately 690,000 tons or 26% of the total North American demand, and approximately 470,000 tons or 7% of the total Asian demand.

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

     While the Company's volume of pulp sales during 2002 was higher than in 2001 or 2000, the price of pulp declined throughout 2002. The Company's average list price decreased 2.2% in 2002 compared with the average in 2001, primarily due to the slowdown in the growth of the major economies, which began in 2001 and continued to negatively impact the global demand for paper throughout 2002.

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

     Despite the satisfactory performance of the main consumer markets, high quality tissue and printing and writing papers, the price of pulp still was depressed throughout 2003. Considering these factors, the average list price of eucalyptus pulp in 2003 was US$511 per ton.

     The following chart shows, for the periods indicated, average annual prices for BEKP produced by us as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

                                [OBJECT OMITTED]

     Sources: For all eucalyptus pulp prices and for 2000 southern and northern hardwood pulp prices, the Company's databank; for 2001 northern and southern hardwood pulp prices, Hawkins Wright 2001; for 1988-99 southern and northern hardwood pulp prices, Hawkins Wright, November 2000. For 2002, 2003 and First Quarter 2004 eucalyptus prices, the Company's databank, and for hardwood and softwood pulp prices, Hawkins Wright, December 2002 and 2003.

     DOMESTIC MARKET

     In 2003, we supplied approximately 36,000 tons of the aggregate domestic demand for bleached eucalyptus kraft market pulp, compared to 27,000 tons in 2002. In the first quarter of 2004, the Company supplied 5,903 tons of the aggregate domestic demand for BEKP, compared to 7,592 tons supplied for the same period in 2003. Demand for bleached hardwood kraft market pulp in Brazil decreased from 530,740 tons in 1998 to 511,760 tons in 1999, due to the adverse economic situation in Brazil during most of 1999. See "Item 5. Operating and Financial Review and Prospects--Brazilian Economic Environment." However, in 2000, the Brazilian economic scenario improved and the demand for bleached hardwood kraft market pulp reached 517,000 tons, an increase of 1% compared to 1999. In 2001, the demand for bleached hardwood kraft market pulp reached 489,000 tons, a 5% decrease compared to 2000, primarily due to the energy rationing in Brazil, which had a negative impact on paper production. In 2002, the demand for bleached hardwood kraft market pulp reached 512,000 tons, a 5% increase compared to 2001, primarily due to the paper production growth, mainly on the tissue segment (8.4%). In 2003 demand grew by 2% compared to 2002, reaching 520,579 tons, reflecting an increase in the tissue and printing and writing segments.

     The six largest Brazilian producers of bleached hardwood kraft market pulp are:

     o    Aracruz Celulose S.A.,

     o    Votorantim Celulose e Papel S.A,

     o    Celulose Nipo-Brasileira S.A., or Cenibra,

     o    Bahia Sul Celulose S.A.,

     o    Jari Celulose S.A., and

     o    Lwarcel Celulose e Papel

     Together the six largest Brazilian producers accounted for 77% of total domestic sales in 2003, with us accounting for 7% of total domestic sales. In the first two months of 2004, the six largest Brazilian producers accounted for 43% of the total domestic sales, with us accounting for 4%. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of its total sales volume in 2002 and 2003 as compared to 3% in 2001, and for the first quarter of 2004 its domestic sales volume of bleached hardwood kraft market pulp was 1% as compared to 2% in the same period in 2002, as a result of our increase in sales in international markets and other producers increasing their own share of the Brazilian market. See "--Competition." Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be, correlated with international pulp prices.

EUCALYPTUS FORESTS

     At December 31, 2003, we owned approximately 405,700 hectares of forest and other land in the Brazilian States of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul,, of which over 247,000 hectares are planted with eucalyptus forests. The average distance from our forest areas currently in use to the Mill site is 207 kilometers. See "--Raw Materials--Wood." Because of the cost of transportation, the average distance from the forest to the Mill has an important effect on our cost structure, and we have sought to reduce the distance in various ways, including by accelerating the substitution of cloned trees with higher productivity near the Mill, as discussed in "--Raw Materials--Wood." We are always evaluating opportunities for acquiring land with forest in the State of Espirito Santo that is close to the Mill in order to reduce the distance, and the associated costs, of hauling wood between the forest and the Mill as well as any system of logistics that could reduce the cost of transportation, such as transportation by barges using our port facility in the state of Bahia. See "--Business Strategy". Of the 405,700 hectares owned by us, approximately 247,000 hectares are currently used for the planting of trees to supply pulp production and solid wood production, approximately 128,000 hectares are reserved for preservation, approximately 17,300 hectares have been used in the construction of roads and the remainder is used for research and development and other activities. Brazilian law requires that 20% of our land, at any given time, either remain uncultivated with eucalyptus trees or planted with indigenous species.

     Throughout 2003, one of our principal objectives was to establish partnerships with farmers, known as the Forestry Partners Program, for the establishment of new plantations to ensure the future supply of wood for Fiberline C. During 2003, we established approximately 14,500 additional hectares of eucalyptus plantation through this program. In 2001, we consolidated our seedling production technology at our nursery, producing gains in our productivity. A typical plantation of ours grows 42 cubic meters of pulpwood per hectare per year. A typical eucalyptus tree grows an average of approximately three inches per week and will grow to a height of 90 feet in seven years, at which point it is harvested.

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

     In 2003, we supplied most of our 7.4 million cubic meter wood requirements from our own eucalyptus forests in the State of Espirito Santo and in the southernmost region of the State of Bahia. During the same period, we also purchased 2.7 million cubic meters of wood, which is equivalent to 37% of our wood consumption, of which approximately 623,000 cubic meters were purchased through the Forestry Partners Program, compared to 905,000 cubic meters in 2002.

     Through the development of cloned trees selected on the basis of certain characteristics, the Company was able to reduce its wood consumption per ton of pulp produced from 4.5 solid cubic meters in 1985 to 3.9 solid cubic meters in 2003. The optimal time to harvest the Company's trees is approximately seven years from the time of planting.

     ENERGY

     Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy. In 2002 and 2003, approximately 97% and 98% of our electrical energy needs were met by burning by-products generated from the pulp production process compared with 79% in 1999. The remainder of our energy needs were met through purchases of electricity, fuel oil and natural gas from third sources.

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

     Under the terms of the purchase agreement, we have agreed to indemnify Nexen for certain liabilities relating to: (i) the manufacturing of electrochemical products prior to the sale, (ii) any legal proceedings that relate to the manufacture of the electrochemical products in which the basis of the claim occurred prior to the sale and (iii) any misrepresentation by us in connection with the purchase agreement. Our indemnity obligations expire, with respect to tax, labor, product liability and environmental matters, upon the passage of the relevant statute of limitations and, with respect to other matters, three years from the closing of the sale.As part of the sale of the electrochemical plant, we and two subsidiaries of Nexen entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period. The agreement obligates us to provide a continuous supply of raw materials, primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to us, at competitive prices. The agreement includes clauses of performance incentives, such as sharing of productivity gains, preference prices and "take-or-pay" obligations pursuant to which we are committed to purchase from the electrochemical plant a volume of chemical products projected for six years from the date of the agreement. If, in a given year, we purchase volumes of chemical products in excess of the minimum agreed to volume, our obligations to purchase may be reduced in subsequent years. For the take-or-pay quantities, we will pay unit prices which equal cost plus a margin as determined in the contract. See Note 2 of the consolidated financial statements. The agreement also may not be assigned by a party without the consent of the other party and includes provisions relating to: (i) the extension of the agreement for an additional 10-year period upon the agreement of both parties not less than two years prior to the expiration of the initial 25-year term, (ii) the suspension of service by each party, (iii) the termination of service and (iv) the termination of the agreement by a party upon 18 months' notice that such party intends to permanently cease operation at its facility. In the event of termination of the agreement or a proposed sale by Nexen, the agreement provides that we have the right of first negotiation for the acquisition of the electrochemical plant. As a result of the sale, we no longer have responsibility for the electrochemical plant and, accordingly, any interruption of the operations of the electrochemical plant could require us to seek alternative sources in the market for certain chemicals essential to our production of pulp.

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

Beginning in the latter half of 1998, the State of Espirito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a project to obtain water from the Rio Doce river through a system of canals and rivers which in turn feed into our reservoir. The project was completed in June 1999 and now provides water for the industrial and chemical districts of the Municipality of Aracruz as well as for irrigation of agricultural activities in the northern region of the State of Espirito Santo. During 2000 and the beginning of 2001, we made the necessary adjustments in the Mill to receive the water supply from Rio Doce. The project was approved by federal, state and local authorities. Despite the low average rainfall during 2003, the use of water from the Rio Doce river enabled us to obtain all of our water supply requirements.

THE MILL

     Our principal pulp mill, located in the State of Espirito Santo, is the largest bleached hardwood kraft market pulp production facility in the world. From 1991 to 1998, we successfully increased the Mill's nominal capacity from 1,025,000 tons of pulp per year to 1,240,000 tons of pulp per year. The Mill's third production unit, known as the Fiberline C Expansion Project, began production in May 2002, increasing the production capacity of the Mill to approximately 2,000,000 tons of pulp per year. The Company's total production in 2003 was 2,250,000 tons (comprising the Mill and the Guaiba Unit) (1,656,000 tons in 2002), representing approximately 10% of the total worldwide bleached hardwood kraft market pulp production capacity. In the first quarter of 2004, the Company's pulp production was 628,000 tons, compared to 497,000 tons in the same period last year.

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

         The production facility in the State of Espirito Santo consists of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging and warehousing facilities capable of holding 80,000 tons of pulp and a fully computerized control system that continuously monitors the entire production process. The Mill's pulp systems have five steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on site. A tree nursery capable of producing approximately 43 million seedlings per year and a research facility are located nearby as well. The electrochemical plant, which was transferred in December 1999 to Nexen and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. For a discussion of the sale of our electrochemical plant to Nexen, see "--Raw Materials--Chemicals."

In May 2002, the Fiberline C Expansion Project commenced operation adding a new pulp line and certain other modifications to the existing equipment at the Mill. See "--Fiberline C Expansion Project."

PULP PRODUCTION

     When operating at full capacity, the Mill can process over 23,000 solid cubic meters of timber each day. The logs are either debarked in the forest or debarked at the Mill using tumbling drums and then cut into chips, which are transferred by conveyors system to the digesters where they are mixed with chemicals and heated under pressure. During this chemical cooking process, the lignin and cellulose are separated. Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process. The used chemicals are removed at various stages of the production process and recycled within the plant. The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried. The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations and to the port at Barra do Riacho, located approximately 1.8 kilometers from the Mill, for shipments abroad. See "--Transportation."

     We have produced four types of pulp:

     o    Standard Pulp;

     o    ECF Pulp; and

     o    ACF Pulp.

     Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. Although most of the production is represented by ECF Pulp and ACF Pulp, the production of Standard Pulp is still relevant because there is high demand for such pulp. During 2003, we produced approximately 79,536 tons of Standard Pulp, as compared to 203,848 in 2002, and 284,678 tons in 2001.In the first quarter of 2004, the Company produced 11,516 tons of Standard Pulp, as compared to 38,784 tons and 73,690 tons in the same period of 2003 and 2002, respectively.ECF Pulp, or Elemental Chlorine Free Pulp, is pulp bleached with lower levels of chlorine. ECF Pulp is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process (although recently we have detected a shift in environmental concerns away from the bleaching process to forestry management and efficient control). We first produced ECF Pulp in November 1990. During the period from 1991 to 1994, we equipped the Mill so that it would have the capacity to produce enough ECF Pulp to meet the growing demand for ECF Pulp. From 1993 to 1997, we produced 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, we were to produce 100% ECF pulp. See "--The Mill." During 2003, approximately 92% of our production, or 2,078,284 tons, was comprised of ECF Pulp as compared to 1,372,172 tons during 2002 and 926,356 tons during 2001. In the first quarter of 2004 we produced 610,405 tons of ECF Pulp, as compared to 433,864 tons and 221,352 tons in the same period of 2003 and 2002, respectively.

     ACF Pulp, or Aracruz Chlorine Free Pulp, was developed by us with lower levels of Organo Halogens (OX) than ECF pulp. ACF pulp is sold primarily in the European market. We have produced ACF since 1998. During 2003, approximately 4% of our production, or 91,744 tons80,028 tons, was comprised of ACF Pulp as compared to 80,028 tons during 2002 and 60,578 tons during 2001. In the first quarter of 2004, the Company produced 6,004 tons of ACF Pulp, as compared to 24,210 tons and 24,048 tons in the same period of 2003 and 2002, respectively.

TRANSPORTATION

     Wood from our three forest areas is transported by truck (owned by independent contractors) to the Mill site for processing into pulp. The distance from our main forest areas in Espirito Santo and the State of Bahia to the Mill site ranges from one to 340 kilometers with an average distance of 207 kilometers for wood currently in use.

     Our pulp produced for export is transported from the Mill to the port of Barra do Riacho, which is located approximately 1.5 kilometers from the Mill site. This port is used almost exclusively to hold and load pulp and provides us with convenient access to ocean transport vessels. The port is a modern facility that currently has the capacity to handle approximately 2,900,000 tons of pulp per year. The port includes a warehouse capable of holding approximately 140,000 tons of pulp.

     We own 51% of Portocel, the company that operates the port of Barra do Riacho. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and one of our competitors. We do not own any ships for transportation of our pulp.

     In 2003 and 2002, approximately 98% of our sales were shipped from the port, as compared to 97% in 2001. The remaining 2% of our sales were transported to the domestic market by truck.

     Our integrated, coastal wood shipment project was completed in December 2002. It involves a system of sea-going barges and tugboats and two port terminals that link the extreme south of Bahia to the north of Espirito Santo. The port complex of Portocel, adjacent to the Mill, is to begin receiving wood from plantations in southern Bahia via an alternative transportation system that is more efficient than truck-based highway shipments. Another improvement to our wood transportation operations was the construction and start-up of a nearly 4km-long rail spur used for unloading wood shipments directly at the Mill's yard. The first phase of the operation between Caravelas and Portocel, with annual capacity for transporting 1.7 million cubic meters of wood, began at the end of 2002.


MARKETS AND CUSTOMERS

     Our principal markets are in North America, Europe, Asia and Brazil. The relative geographic distribution of our sales by volume and percentages of total production were as set forth below:


                        1999              2000              2001               2002              2003             1Q2004
                    --------------   ---------------   ---------------    -----------------   -------------    --------------
                            % OF               % OF              % OF                              % OF              % OF
                    TONS    TOTAL    TONS     TOTAL     TONS    TOTAL    TONS     % OF TOTAL  TONS     TOTAL    TONS    TOTAL
                    ----    -----    ----     -----     ----    -----    ----     ----------  ----     -----    ----    -----

Europe.........   561.0    44%     594.6      47%     475.3    37%      637.0     40%         813.7    38%      253.7    47%

North
America........   406.4    32      433.5      34      479.8    37       623.2     39          767.8    36       113.1    21

Asia...........   217.9    17      180.8      14      306.2    23       280.1     18          509.0    23       164.7    30

Latin
America........   20.6     2       9.0        1       3.6      0        17.6      1           21.4     1          2.9    1
---------------   -------  ---     -------    ---     -------  ---      -------   ---       -------   ---       -----    ---
Total
Exports........   1,205.9  95%     1,217.9    96%     1,264.9  97%      1,557.9   98%      2,111.9     98%      534.4    99%
===============   =======  ===     =======    ===     =======  ===      =======   ===      =======     ===      =====   =====



Brazil.........   59.4     5       54.7       4       36.4     3        27.0      2           37.1     2          5.9    1
---------------   -------  ---     -------    ---     -------  ---      -------   ---       -------   ---       -----    ---

Total..........   1,265.3  100%    1,272.6    100%    1,301.3  100%     1,584.9   100%      2,149.0  100%       540.3    100%
===============   =======  ===     =======    ===     =======  ===      =======   ===       =======  ===        =====   =====

     The average net prices per ton of eucalyptus pulp for 1999, 2000, 2001, 2002, 2003 and first quarter of 2004 were US$463, US$611, US$438, US$418, US$453 and US$452, respectively.

     In 2003 and 2002, approximately 2% of our sales volume was sold in the domestic market (3% in 2001). In the first quarter of 2004, approximately 1% of the Company's sales was sold in the domestic market compared to 2% in the same period of 2003. In the past, Brazilian pulp prices have been subject from time to time to price restrictions imposed by the Brazilian government. There can be no assurance that the Brazilian government will not seek to impose such restrictions again.

     One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year. Stable long-term relationships permit us to reduce our marketing expenses, to better understand our customers' needs, and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical support to our clients. In 2003, our ten largest customers accounted for approximately 75% of our sales and our two largest customers accounted for approximately 46% of our sales (71% and 44%, respectively, in 2002 and 67% and 41%, respectively, in 2001). These customers include leading North American tissue manufacturers and leading global manufacturers of printing and writing paper. In 2002,2003 and for the first quarter of 2004, demand for our pulp has been in line with our production capacity; however, we cannot guarantee that such balance between demand and production capacity will happen in the future. We believe that the loss of either of our two largest customers could have a material adverse effect on our results of operations.We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

     We have sought to diversify our sales among different market segments, such as consumer products (for example, tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

     The following table shows the breakdown by end uses of our pulp production in 1999, 2000, 2001, 2002 and 2003.


                                                                     YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------
                                              1999          2000        2001          2002            2003
                                              ----------   ---------   --------    ---------      ----------
Tissue....................................     48%           51%         51%          57%            55%
Printing, and Writing Paper...............     27            28          28           29             26
Specialty Papers(1).......................     22            19          20           13             18
Cartonboard...............................     3             2           1            1              1
                                              ----------   ---------   --------    ---------      ----------
                                               100%          100%        100%         100%           100%
                                              ==========   =========   ========    =========      ==========

------------------------------------

       (1)Includes liquid packaging board, carbonless paper, base paper for laminated paper and coated wood-free specialties.

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

     BLEACHED EUCALYPTUS KRAFT MARKET PULP

     We are the largest producer and exporter of bleached eucalyptus kraft market pulp in the world. Our main competitors in this market are located in Brazil, Portugal, Chile and Spain and are listed by country (without any priority as to order) in the following table:


                                            PRODUCER                                                 COUNTRY
------------------------------------------------------------------------------------------    ------------------
       Cenibra.........................................................................               Brazil
       Bahia Sul Celulose S.A..........................................................               Brazil
       Jari Celulose S.A...............................................................               Brazil
       Votorantim Celulose e Papel S.A.................................................               Brazil
       Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel)...................              Portugal
       Celulose Beira Industrial S.A...................................................              Portugal
       CMPC Papeles S.A................................................................               Chile
       Celulosa Arauco y Constituicion SA..............................................               Chile
       Empresa Nacional de Celulosas S.A...............................................               Spain
       Grupo Rottneros (Miranda mill)..................................................               Spain


     Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, Cenibra, Empresa Nacional de Celulosas S.A., Portucel, and Votorantim Celulose e Papel S.A) currently account for 63% of the total world production capacity of bleached eucalyptus kraft market pulp. Management estimates that in 2003, we accounted for 26% of the world production capacity of bleached eucalyptus kraft market pulp, 5% of the world production capacity of chemical market pulp and 11% of the world production capacity of bleached hardwood kraft market pulp.

     BLEACHED HARDWOOD KRAFT MARKET PULP

     To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America, Western Europe and the Scandinavian countries (Finland, Norway and Sweden), which in 2003 are estimated to have accounted for 69% in the aggregate, and 23%, 25%, 13% and 8%, respectively, of the world's total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately , 2,802,000 tons during 2001, 2,527,000 tons during 2002, and 2,347,000 during 2003 while Brazilian producers sold approximately 3,663,000 tons, 3,927,000 tons and 4,767,000 respectively, in such periods. Several of our competitors in this market are larger than we are and may have greater economic and other resources than we do.

     Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 4.77% per year from 1993 to 2003, totaling 21.4 million tons, and is expected to grow at an annual rate of 4.1% during the period of 2003 to 2007 (or approximately 4.2 million tons in total during this period). Approximately 64% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 5.3 million tons in 2003 to approximately 8.5 million tons in 2007. Mixed tropical hardwood market pulp capacity in Indonesia is expected to increase from 3.21 million tons in 2003 to 3.5 million tons in 2007, accounting for 5% of the total increase in the world bleached kraft pulp market. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 4.1% per year from 2004 through 2007, adding
5.6 million tons to the current demand.

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

     The State of Espirito Santo requires local manufacturing concerns to obtain various permits including operating permits for manufacturing facilities. Pursuant to state law, state authorities are empowered to regulate a company's operations by prescribing company-specific environmental standards in such company's operating permit. On February 10, 1998, the State of Espirito Santo issued to us a two-year operating permit, which was renewed for an additional five years commencing on February 10, 2000. The operating permit requires that we maintain certain emissions, effluent and waste disposal standards. Beginning in March 1997, we became subject to an environmental audit every three years. The audit is conducted by subcontracted auditors, approved by the Environmental Secretary of the State of Espirito Santo, or SEAMA. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001. Our forestry activities are regulated by the Brazilian federal government and the governments of the States of Espirito Santo, Minas Gerais and Bahia. Our operating permit for our forest operations in Espirito Santo was renewed for a six-year period commencing on March 4, 1998. In order to meet the increasing wood requirements resulting from the Fiberline C Expansion Project, we purchased 126,971 hectares of land in the Brazilian States of Bahia, Minas Gerais and Espirito Santo. These areas are sufficient to permit the Company to plant 64,934 of the 72,000 additional hectares that it needs for Fiberline C. Since 2000, the Company has obtained from the environmental state agencies from those three states, 18 implementation and operational permits for implanting 258 projects accounting for 56,741 hectares of eucalyptus plantations. The remaining area is going to have operational permits during 2004.

     We also entered into contracts with farmers in the State of Espirito Santo, Minas Gerais and Bahia pursuant to which the farmers have agreed to grow trees for sale to us. See "--Raw Materials--Wood."

     Plantings may be undertaken only pursuant to a plan presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of our landholdings, at any given time, must be preserved uncultivated or planted with indigenous species. We currently exceed this requirement, since such land accounts for approximately 31% of our total landholdings.

     In September 2001, the legislature of the State of Espirito Santo, where we own approximately 164,400 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within that State. This law was declared to be unconstitutional by a provisional decision of the Brazilian Supreme Federal Court and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Confederations of Acquisitions and Cattlle Raising. The Company believes that such provisional decision will be upheld by the count's definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company nor that other similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

     On March 13, 2002 the State of Espirito Santo legislative assembly created an investigating commission (Comissao Parlamentar de Inquerito) to investigate the legality of our permits and the acquisition of our properties since we began operating in the State of Espirito Santo. As the investigative procedures were not concluded within the prescribed term for such type of investigation, the commission was terminated without issuing a conclusive report. We are confident that all our permits and acquisition documents are strictly in accordance with all laws and regulations.

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

     In 1996, the State of Bahia granted us a permit for the location of our new sawmill, APM. In 1998, the State of Bahia granted an operating permit for APM, valid until August 2003. In June 2003, the State of Bahia renewed APM's operating permit, valid until June 2007. See "--Business Strategy."

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

     We also obtained 258 licenses for forest plantations, of which 52 were installation licenses issued by the Espirito Santo Agriculture, Cattle-Raising and Forest Protection Institute (IDAF), 199 were projects incorporated in installation licenses issued by the Bahia Environmental Resources Center (CRA-BA) and two projects approved for operating licenses by the Minas Gerais State Forestry Institute (IEF-MG).

     In addition, the following licenses were obtained in 2003:

     o    Operating Licenses: administrative ruling CRA 2732;

     o Simplified Permit for bark landfill: issued by Caravelas Municipality, administrative rule 131; and

     o Operation License for eucalyptus plantations in Minas Gerais State: administrative rule IEF 131.

     In December 2003, the Bureau Veritas Quality International ("BVQI") recommended CERFLOR certification of 95,300 hectares covering all of the Company's own plantations in the State of Bahia. CERFLOR is the Brazilian System of Forest Certification. We initiated this certification process in August 2003, including pre-audit, initial audit and a certification audits. For this process more than 3,000 of Companys employees were trained. The certification audit was publicized through local radio stations and newspapers as well as the sending out of letters to more than 600 persons or entities. Five public meetings were held in respect of the Certification, with the presence of more than 300 persons.

     The CERFLOR Certification Plan for plantations in Espirito Santo is expected to be prepared and approved in 2004.

     All of the Company's own plantation areas in the State of Rio Grande do Sul (Guaiba Unit) are certified by the Forestry Stewardship Council (FSC), totaling 66,700 hectares.

INSURANCE

     We believe that our insurance coverage of our production facilities and forests is in line with Brazilian market and international pulp industry standards.

     In 2003, the Company received the Highly Protected Risk (HPR) seal of approval from FM Global. The certification, which is renowned worldwide in the field of insurance, attests to the Company's low risk of interruption of its operations as result of an industrial accident. The Company is the first Brazilian company to earn the certificate from FM Global, the world's largest property risk insurance company and leader in the field of risk management and loss prevention.

C.   ORGANIZATIONAL STRUCTURE

SIGNIFICANT SUBSIDIARIES

     Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company. The following table sets forth the significant subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2003:

                                                                                          AS OF DECEMBER 31, 2003*
                                                                                          ------------------------
                                                                                      TOTAL CAPITAL          VOTING
                                                                                      -------------      --------------
                                                                                     (IN PERCENTAGES)   (IN PERCENTAGES)

Portocel Terminal Especializado de Barra do Riacho S.A.(1).....................             51%                 51%
Mucuri Agroflorestal S.A.(1)...................................................            100%               100%
Aracruz Trading S.A.(2)........................................................            100%               100%
Aracruz Celulose (USA), Inc.(3)................................................            100%               100%
Aracruz (Europe) S.A.(4).......................................................            100%               100%
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1)...            100%               100%
Veracel Celulose S.A.(1).......................................................             50%                50%
Terra Plana Agropecuaria Ltda.(1)*.............................................            100%               100%


______________________
*    In the process of being dissolved.
(1)  Incorporated in Brazil.
(2)  Incorporated in the Republic of Panama.
(3)  Incorporated in the United States under the laws of the State of Delaware.
(4)  Incorporated in Switzerland.

D.   PROPERTY, PLANT AND EQUIPMENT

     In December 1999, we moved our headquarters from Rio de Janeiro to the City of Aracruz in the Brazilian coastal State of Espirito Santo, where our production facilities are located. We maintain offices in Rio de Janeiro for our financing, administrative and trading activities.

     Our principal production facilities consist of a eucalyptus pulp mill located in Aracruz that has three production units, each with three production lines. When operating at full capacity, the Mill can process over 23,000 solid cubic meters of timber each day.

     As of December 31, 2003, we had an aggregate principal amount outstanding of approximately US$263.3 million under certain loans granted to us by BNDES, which loans are secured by liens on our industrial site in the Municipality of Aracruz. See "Item 7B. Related Party Transactions."

     We own approximately 405,700 hectares of land in the Brazilian States of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which approximately 247,000 are planted eucalyptus forests. The pulp mill is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, which are 51% owned by us. See "--Business Overview--Eucalyptus Forests."

     We own, through APM (our wholly owned subsidiary), a hardwood lumber sawmill which is located in the State of Bahia.

ITEM 5. SEE "--ENVIRONMENTAL AND OTHER REGULATORY MATTERS" FOR THE ENVIRONMENTAL RULES AND REGULATIONS AFFECTING OUR
         OPERATIONS.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

OVERVIEW

     We are the world's largest producer of bleached hardwood kraft market pulp. During 2003, we produced approximately 2,250,000 tons of bleached eucalyptus pulp, a 36% increase from 2002 when we had produced approximately 1,656,000 tons of bleached eucalyptus pulp, and a 30.2% increase as compared to 2001 when we had produced approximately 1,272,000 tons of bleached eucalyptus pulp. In 2003, eucalyptus accounted for approximately 41% of the total worldwide production capacity of bleached hardwood kraft market pulp. In each of 2003 and 2002, sales to customers located outside Brazil, especially in North America, western Europe and Asia, accounted for approximately 98% of the Company's sales volume.

     Pulp sales for 2003 were approximately 2,149,000 tons, a 36% increase as compared to 1,585,000 in 2002, which had represented a 22% increase when compared to 2000 pulp sales of 1,301,000 tons. In 2003, the Company sold US$1,003.1 million of eucalyptus pulp compared to US$669 million in 2002 and US$574 million in 2001.

     The Company's volume and price of pulp sales during 2003 were higher than in 2002. The Company's average list price increased by approximately 9% in 2003 compared with the average in 2002.

     The primary factors affecting our results of operations are:

     o    prevailing world market prices for pulp;

     o    the amount of pulp produced and sold by us;

     o our costs of production, which principally consist of the costs of materials (primarily wood and chemicals), labor and depreciation; and

     o the relationship between the real, the currency in which substantially all of our cash operating expenses (i.e., operating expenses other than depreciation and amortization of property, plant and equipment) are incurred, and foreign currencies, principally the U.S. dollar, in which more than 90% of our sales are made. See "--Brazilian Economic Environment--Effects of Inflation and Currency Exchange Fluctuations."

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

RECENTLY ISSUE ACCOUNTING PRONOUNCEMENTS UNDER U.S. GAAP

     The FASB has recently issued (i) Interpretation No. 46 ("FIN 46") - Consolidation of Variable Interest Entities in January 2003, (ii) SFAS No. 145 - Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections ("SFAS 145") in April 2002 and (iii) SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146") in July 2002.

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

     LEGAL CONTINGENCIES

     We are currently involved in certain legal proceedings. As discussed in note 16 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

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

     The Tax reform recently approved by the Brazilian government has resulted so far in Law No. 10.833/03, extending to Brazil's Social Security Financing Contribution (Contribuicao para o Financiamento da Seguridade Social - "COFINS") the "non-cumulative regime" already mandatory since 2002 for contributions made to Social Integration Program (Programa de Integracao Social e de Formacao do Patrimonio do Servidor Publico "PIS/PASEP"), as per Law No. 10.637/02. Law No. 10.833/03 also provided an increase in the tax rate for COFINS now at 7.6% on revenues of Brazilian companies (the rate was formerly 3%). Although the tax is not assessed on export transactions, the Company may have a higher tax burden for the fiscal year ending in 2004.

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

                                                                1999          2000          2001          2002         2003
                                               -------------   -------       ------       -------        ------       ------
Inflation (General Market Price Index)                          20.1%         9.8%         10.4%         25.3%         8.7%
Devaluation (R$ v. US$)                                         48.0%         9.3%         18.7%         52.3%        (18.2)%

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

     Inflation and exchange rate variations significantly affect our operating expenses. Our cash operating expenses (i.e., operating expenses other than depreciation and amortization of property, plant and equipment) are substantially all in reais and tend to increase with inflation in Brazil. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of devaluation of the Real against the U.S. dollar. If the rate of inflation increases more rapidly than the rate of devaluation, then, as expressed in U.S. dollars, our operating expenses increase and (assuming constant sales prices) our profit margins decrease. If the rate of devaluation exceeds the rate of inflation, then, as expressed in U.S. dollars, our operating expenses decrease, and our profit margins increase. In 2001 and 2002, after eliminating nonrecurring expenses, our operating expenses, as expressed in U.S. dollars, decreased because the rate of the devaluation of the real exceeded the rate of Brazilian inflation. In 2003, selling and distribution expenses were US$38.6 million, 37% higher than in 2002, due primarily to higher sales volume. Administrative expenses were US$22.8 million, US$0.5 million lower than in 2002, and other operating expenses were US$42 million, compared with US$54.1 million in 2002. In 2003, our operating expenses, as expressed in U.S. dollars, decreased mainly due to a lower provision for loss on credit of ICMS, partially offset by a higher provision for fines on tax contingencies. ICMS is the Brazilian value added tax.

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

We have adopted a conservative policy of having most of our financial assets denominated in U.S. dollars. At December 31, 2003, approximately 83%% of our cash and cash equivalents and marketable securities were invested in Real denominated deposits and financial assets. See "--Liquidity and Capital Resources--Financial Strategy."

A.   OPERATING RESULTS

RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

     Net operating revenues in 2003 were US$1,003.1 million, compared to US$669.0 million in 2002. The US$334.1 million increase was primarily due to a US$235.7 million increase in pulp sales volume and US$76.3 million increase in the average prices of pulp. In 2003, total cost of pulp and sawn wood sales was US$592.6 million, compared to US$468.9 million in 2002. This increase was mainly due to a US$162.6 million increase in the sales volumes, offset by a US$50.3 million decrease in production costs. Production costs per ton in 2003 were US$226, compared to US$238 in 2002. Cash production cost in 2003 was US$144 per ton as against US$138 per ton in 2002, mainly due to higher wood costs as a consequence of purchased wood volume and longer average distance from the forest to the mill.

     Selling expenses were US$38.6 million in 2003, compared to US$28.2 million in 2002, mainly due to higher sales volume.

     Administrative expenses were US$22.8 million, compared to US$22.3 million in 2002, mainly due to the local currency appreciation against the dollar.

     Other operating expenses, net, totaled US$42.0 million in 2003, compared to US$54.1 million in 2002, mainly due to a lower provision of US$21.9 million for loss of the ICMS tax credit, partially offset by a higher provision for fines on tax contingencies of US$8.9 million.

     Financial income in 2003 was US$43.0 million, compared to US$61.6 million in 2002. The difference was mainly due to lower interest rates and lower interest on tax credits, given the reduction in the amount of credits.

     Financial expense was US$108.2 million in 2003, compared with US$82.0 million in 2002, mainly due to (i) an increase of US$17.9 million in interest financing, (ii) an increase of US$7.3 million in provision for PIS/COFINS and CPMF taxes, and (iii) an increase of US$7.4 million for interest on fiscal contingencies provisions.

     Currency re-measurement resulted in a net gain of US$42.0, compared with US$14.9 million in 2002, the differences arising from fluctuations in the exchange rate of reais versus dollars. The closing exchange rate on December 31, 2003 was US$1 = R$2.8892.

     Income tax totaled US$129.1 million in 2003, compared with income tax credit of US$15.6 million in 2002. Given the fact that tax charges are calculated based on Brazilian GAAP results, the increase was mainly due to the profits in local currency, a record for the Company.

     As a result of all of the above-described factors, net income in 2003 totaled US$148.1 million, compared to US$111.9 million in 2002.

     YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

     Net operating revenues in 2002 were US$669.0 million, compared to US$574.4 million in 2001. The US$94.6 million increase was primarily due to a US$124.2 million increase in pulp sales volume, partially offset by a decrease in the average prices of pulp, which lower pulp prices, corresponding to US$32.1 million.

     In 2002, total cost of pulp and sawn wood sales was US$468.9 million, compared to US$420.6 million in 2001. This increase was mainly due to a US$89.5 million increase in the sales volumes, offset by a US$43.1 million decrease in production costs. Production costs per ton in 2002 were US$238, compared to US$268 in 2001. This decrease was due to (i) a US$138 million decrease in cash costs, (ii) a decrease in real-denominated costs due to the devaluation of the real, and (iii) a decrease in the consumption of chemicals. This decrease was partially offset by an US$11 per ton increase in the costs of wood purchased from Veracel.

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

B.   LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2003, we had total debt outstanding of US$1,371.5 million, an increase of 72.8% over total debt outstanding at December 31, 2002 of US$793.8 million. This increase in 2003 was primarily due to the second tranche of the securitization program in the amount of US$ 650.0 million. At March 31, 2004, the Company's total debt outstanding decreased to US$1,312.3 million, primarily due to the reduction of trade financing in the form of export sale advances, or ACC, and discounted export account receivables, or ACE.

         The breakdown of our total debt outstanding at December 31, 2003 and December 31, 2002 is set forth in the table below:

                                                      AT DECEMBER 31,
                                               2002                2003
                                              ----------        ----------
                                               (millions of U.S. dollars)
SHORT-TERM DEBT
Current portion of long-term debt
     Local currency                             27.3                41.1
     Foreign currency                           140.0              226.6
Short-term debt instruments
     Local currency                             3.3                  1.1
     Foreign currency (ACC/ACE)                 7.5                117.2
Accrued finance charges
     Local currency                             0.3                  0.9
     Foreign currency                           4.3                  5.2
                                              ----------        ----------
         Subtotal                             182.7                392.1
LONG-TERM DEBT
     Local currency                           163.9                169.8
     Foreign currency                         447.2                809.6
                                              ----------        ----------
          Subtotal                            611.1                979.4
                                              ----------        ----------
TOTAL DEBT                                    793.8              1,371.5
                                              ----------        ----------


     At December 31, 2003, our outstanding debt in local currency totaled US$213.0 million and was comprised primarily of loan agreements with Banco Nacional de Desenvolvimento Economico e Social--BNDES. BNDES is a major shareholder of the Company.

     At December 31, 2003, the Company's principal outstanding debt was approximately US$771.4 million based on fixed interest rates, US$336.3 million based on Libor, US$46.7 million based on a basket of currencies and US$211.0 million based on TJLP.

     At December 31, 2003, our long-term debt maturities were as follows:


                                                                MATURING IN
                            ---------------------------------------------------------------------------------------
                                                                                       2009 AND
                             2005            2006            2007          2008          BEYOND         TOTAL
                            --------        -------         -------       --------     --------         -------
Long-term debt
(in millions of US$)         123.3           216.3           266.9           160.7        212.2           979.4

     At December 31, 2003, we had cash, cash equivalents and debt securities available for sale of US$352.3 million, an increase of US$78.4 million from US$273.9 million at December 31, 2002. The equivalent of US$289.1 million was invested in local currency instruments and US$63.2 million was invested abroad, mostly in U.S. dollar time deposits with leading financial institutions. At March 31, 2004, the Company had cash, cash equivalents and time deposits of US$355.6 million.

     Net debt reached US$519.9 million at December 31, 2002 as compared to US$
437.4 million at December 31, 2001. The increase was mainly due to capital expenditures of US$260.7 million, and dividends of US$73.8 million, paid to shareholders partly offset by cash generated from operations.

     Net debt reached US$437.4 million at December 31, 2001 as compared to US$209.8 million at December 31, 2000. This significant increase in gross debt was a result of the increase of the capital expenditures in 2001 relating to Fiberline C Expansion Project, totaling US$355.8 million in 2001. The net debt increase of US$227.6 million was mainly due to capital expenditures of US$421.5 million and dividends of US$63.2 million paid to shareholders.

     Our short-term debt consists primarily of trade financing in the form of export sales advances, or ACC, discounted export accounts receivables, or ACE, and prepayments for exports and Euro-commercial paper borrowings, all denominated in foreign currency. ACC and ACE are forms of financing available from Brazilian financial institutions or Brazilian branches of foreign financial institutions at a fixed rate with a maturity of up to 360 days prior to shipment of pulp for export, in the case of ACC, and with a maturity of up to 180 days after shipment of pulp for export, in the case of ACE. Prepayments for exports are a form of financing available from importers or foreign financial institutions at a fixed rate with maturity of either up to 180 days or more than one year, in each case prior to the shipment. As of December 31, 2003, the outstanding principal amount of such short-term trade financing was US$117.8 million at an average annual interest rate of 1.7% and an average month-end balance of US$181.1 million during 2003. As of December 31, 2002, the outstanding amount of such short-term trade financing was US$7.5 million at an average annual interest rate of 4.7% and an average month-end balance of US$24.6 million during 2002.The Company's long-term debt consists primarily of U.S. dollar-denominated debt issued outside Brazil in the amount of US$984.0 million at December 31, 2003 and loans from BNDES, one of the Company's principal shareholders, denominated in Reais and in foreign currencies. At December 31, 2003, the Company had loans from BNDES with an aggregate principal amount outstanding of R$765.7 million (US$263.3 million) (as compared to R$925.9 million (US$265.2 million) at December 31, 2002), which represented approximately 19% of the Company's total indebtedness at such date. At December 31, 2003, of the total aggregate principal amount of the BNDES debt, US$211.0 million was denominated in Reais and adjusted by the Taxa de Juros de Longo Prazo (the Long-term Interest Rate or "TJLP"), US$5.6 million was U.S. dollar-denominated and US$46.7 million was adjusted by a currency basket. On June 13, 2001, the Company entered into an 8-year loan agreement with BNDES for an aggregate principal amount of R$666.3 million (US$230.6 million at the exchange rate of R$2.8892 per US$1.00 at December 31, 2003) with maturities from 2003 to 2009 and annual interest rates ranging from 7.8% to 11.4%. The Company had outstanding indebtedness under this agreement of US$246.5 million at December 31, 2003. The loan is divided into three tranches. A portion of the debt incurred by the Company under the above-mentioned loan is subject to interest equal to the TJLP plus 1.8% or 3.3% per annum, as applicable, and another portion is subject to interest equal to 3.3% per annum over the interest rate published quarterly by BNDES. The proceeds of this loan were used principally to finance the Fiberline C Expansion Project. The Company's obligations under this agreement are secured by liens on the Company's industrial site at the Municipality of Aracruz.

     In February 1995, the Company completed the first tranche, totaling US$50 million, of a transaction pursuant to which Trading securitized existing and future accounts receivable payable by certain customers. The securitization was limited to an aggregate principal amount of US$200 million, and the second and third tranches for the remaining US$150 million were completed in July 1995. During 1997, US$38 million of the five-year certificates relating to the third tranche were fully redeemed. As of December 31, 2001, there was US$13.2 million outstanding under the securitization. The outstanding amount due under the securitization was prepaid on March 31, 2002.

     On January 30, 2002, Arcel Finance Limited issued 5.984% Senior Secured Notes due 2009, in the amount of US$250 million,; on August 6, 2003 it issued its US$400 million of its 7.048% Senior Secured Notes due September 1, 2011 and further, on April 30, 2004, a new tranche of 6.361% Senior Secured Notes due May 1, 2012 in the total amount of US$175,000,000 was issued, as part of a new program for the issuance of collateralized debt securities. Subsequent to the offer and sale of those notes, additional series of notes may be issued, provided that certain conditions are met. We unconditionally and irrevocably guaranteed all obligations of Aracruz Trading and Aracruz Trading Hungary under the notes. The notes rank pari passu in priority of payment (subject to mandatorily preferred debts under applicable laws) with all of our other present and future unsecured and unsubordinated obligations. The first tranche has a financial guaranty insurance policy by a financial guaranty insurance company guaranteeing the timely payments of interest on and scheduled principal of the first tranche of notes.

     We agreed, among other things:

     o that at least 80% of our export sales of bleached eucalyptus kraft market pulp in the most recent four calendar quarters of certain dates must be made to Aracruz Trading S.A.;

     o to limitations on our winding-up or dissolution or possible future mergers and our consolidation for as long as the notes are outstanding; and

     o to perform certain acts in the event of bankruptcy of Aracruz Trading S.A. or Aracruz Trading Hungary Limited, including the replacement of Aracruz Trading S.A. or Aracruz Trading Hungary Limited, as the case may be, for another company .

     The Company is a several guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At March 31, 2004 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$63.5 million. As of December 31, 2003, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

     CAPITAL EXPENDITURES

     The Company's capital expenditures for 2003, 2002 and 2001 were US$118.7 million, US$260.7 million and US$421.5 million , respectively.

     During the year 2003, the Company invested approximately US$118.7 million, of which US$55.8 million was devoted to the Fiberline C Expansion Project, US$3.2 million was devoted to ongoing industrial investments, US$51.5 million was devoted to silviculture and other forestry investments and US$8.2 million was devoted to other projects.

     During 2004, the Company expects to invest approximately US$210 million, of which US$115 million is expected to be invested in the Veracel Project and US$95 million relates to industrial, forestry and other investments. See "Item 4--Information on Aracruz--History and Development of Aracruz--Capital Expenditures."

     FINANCIAL STRATEGY

     Because the Company operates internationally, it is exposed to market risks from changes in foreign exchange and interest rates. To protect against these market risks, the Company from time to time enters into forward foreign exchange contracts and interest-rate swap agreements. The Company may be exposed to counterparty credit risk in the event of nonperformance by the counterparties to the forward exchange-rate contracts and the interest-rate-swap agreements. The Company believes that an event of nonperformance by its counterparties is unlikely to occur due to the Company's credit risk policies.

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

     The issuance of the Notes under the securitization program for collateralized debt securities in 2002 and 2003 is part of the Company's current financial strategy, which includes increasing the average maturity of its debt. Brazilian companies have limited sources of long-term debt financing denominated in Reais, and the we do not intend to incur short-term debt denominated in Reais due to the higher associated costs. At December 31, 2003, 85% of the Company's total indebtedness was denominated in foreign currencies, as compared to 75% at the end of 2002. Although the Company's access to debt financing denominated in foreign currencies, beyond pre-export and receivables financing, may also be limited, the Company believes that it has access to a sufficient number of financing sources to meet its needs without resorting to expensive short-term Real-denominated financing.

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

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During 2001, 2002 and 2003, our research and development expenditures totaled approximately US$4.0 million, US$3.8 million and US$3.8 million, respectively. The Company believes that its research and development activities are an important part of its ongoing effort to maintain its competitiveness. The Company strives to develop high quality forests, with high productivity at minimum cost, in specific ecosystems, and to produce the highest quality wood pulp with minimum environmental impact. This strategy has enabled the Company to obtain productivity gains and reduce overall production costs, while supplying the market with improved products and reinforcing the Company's long-term relationships with key customers.

     The main objective of the Aracruz Research and Technology Center is to add value to the overall business. With activities ranging from the seedling nursery to final product development, we achieved important results in 2003. We made further progress in the genetic enhancement of the Aracruz Eucalyptus. Of particular note was the obtaining of a new generation of superior trees to be planted on an operational scale from 2004. The results showed that the new trees offer potential for a higher productivity per hectare then those currently planted, adding value in terms of fiber quality to attend the market demands. Furthermore, Aracruz is a member of the Eucalyptus Genome Consortium (Genolyptus), with the aim of obtaining additional tools and products to speed up the results of our tree improvement program.

     The development of forest management techniques that insure the high performance of the Company's plantations continues to be one of the Company's priorities. As part of the Company's activities in the "Brazil Eucalyptus Potential Productivity" consortium, a number of parameters that influence the biological process of productivity and sustainability of eucalyptus plantations are being measured.

     Work on the Aracruz Watershed Project continued during 2003. The project consists of long-term studies to evaluate the forest sustainability of the Company's production. Conducted in partnership with renowned research institutes and universities in Brazil and abroad, the project integrates studies based on the systematic monitoring of the principal environmental components - climate, soil, water resources, biodiversity - and the analysis of their inter-relationships. This approach has brought about wide-ranging results with practical applications as well as generated a database that has allowed continuous enhancement of the Company's forestry management procedures, thus helping minimize the impact of its activities on the environment.

     The results indicate that - after successive eucalyptus planting cycles - the Company's practices assure the maintenance or improvement of the natural condition of the soil as well as making an effective contribution to the preservation of biodiversity and water resources. The project associated with additional monitoring in different ecosystems, is allowing the use of process-based models to predict forest growth. A system was developed and implemented that will more precisely evaluate outbreaks of pest and diseases, leading to more effective control measures and reducing the risk of a loss of productivity.

     As with pulp, advances were also made in forestry operations for solid wood products. In 2003, the Company continued to conduct studies focusing on a new concept of forestry management for the growing of large trees.

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

     For 2004, it is expected that there will be an increase in supply in the bleached hardwood kraft market pulp segment as a result of new facilities coming online in the market.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     We are managed by our Conselho de Administracao, or board of directors, and our Diretoria, or board of executive officers.

     Set forth below are the names and positions at June 15, 2004 and brief biographical descriptions of our directors and officers:


BOARD OF DIRECTORS

NAME                                                                              AGE                POSITION
------------------------------------------------------------------------      -----------         ------------------
Carlos Alberto Vieira..................................................           70                 Chairman
Ernane Galveas.........................................................           81                  Member
Acyr Frederico Horta Barbosa Pinto da Luz                                         68                  Member
Luiz Aranha Correa do Lago                                                        53                  Member
Eliezer Batista da Silva...............................................           80                  Member
Haakon Lorentzen.......................................................           49                  Member
Jose Roberto Ermirio de Moraes.........................................           47                  Member
Leon Chant Dakessian...................................................           50                  Member
Nelson Koichi Shimada                                                             51                  Member
Sandra Meira Starling                                                             60                  Member

EXECUTIVE OFFICERS

NAME                                                                              AGE                POSITION
------------------------------------------------------------------------      -----------         ------------------
Carlos Augusto Lira Aguiar.............................................           58                    CEO
Joao Felipe Carsalade..................................................           49                  Officer
Walter Lidio Nunes.....................................................           55                  Officer
Isac Roffe Zagury......................................................           52                  Officer
_______________...




BIOGRAPHICAL INFORMATION

     CARLOS ALBERTO VIEIRA. Since April 29, 2004 Mr. Vieira has been the Chairman of our Board of Directors , of which he had been a member since April 15, 1988. He is also President of the board of directors of Banco Safra S.A., Safra Leasing S.A. Arrendamento Mercantil, Agropecuaria Potrillo S.A., and Pastoril Agropecuaria Couto Magalhaes S.A. He is also an officer of Safra Seguradora S.A.

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

     ACYR FREDERICO HORTA BARBOSA PINTO DA LUZ. Mr. Luz has been a Director of the Company since April 29, 2003. He is also a lawyer in Rio de Janeiro.

     LUIZ ARANHA CORREA DO LAGO. Mr. Correa do Lago was an alternate member of our Board of Diretors from April 1998 to April 2004, when he was elected member of the board. He has been the Planning Director of Lorentzen Empreendimentos S/A since 1988. He also held office as Capital Markets Director of the Central Bank of Brazil from 1987 to 1988.

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

     HAAKON LORENTZEN. Mr. Lorentzen has been a Director since April 29, 1991 and is the son of Mr. Erling Lorentzen, formerly our Chairman. He is the Executive Vice President of Lorentzen Empreendimentos S.A., as well as Chairman of Carbo Industrial S.A., Carbo Derivados S.A. and Provida ASA.

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

     NELSON KOICHI SHIMADA. Mr. Shimada has been working for Votorantim Group since 1989. At present, he is a Vice President of VBC and Votorantim Internacional.

     SANDRA MEIRA STARLING. Ms. Starling has been a Director of the Company since April 29, 2003. She is also Executive Secretary of the Department of Labor and Jobs since January 2003. She was previously Director of Research and Extension of the Pontifical Catholic University of Minas Gerais and a professor in the Department of Sociology and Anthropology of the University of Philosophy and Humanities and in the Department of Private Rights at the Federal University of Minas Gerais.

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

     ISAC ROFFE ZAGURY. Mr. Zagury was elected a member of our board of executive officers on June 6, 2003. Prior to that, he worked for 26 years at BNDES in various positions. Since 2000, he was acting as an officer of BNDES.

FISCAL COMMITTEE

     Although we are not required under the Brazilian corporate lawto maintain a permanent fiscal committee (conselho fiscal), our by-laws were amended in April 2004 to establish that such corporate body shall be maintained on a regular basis. Under the Brazilian corporate law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our fiscal committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders' interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. The primary responsibility of the fiscal committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the fiscal committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, and (iv) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires that the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires a fiscal committee to have a minimum of three and a maximum of five members.

     At the annual shareholders' meeting held on April 29, 2004, our shareholders decided to appoint, for the fiscal year ending on December 31, 2004, the members of our fiscal committee and their respective alternates as set forth below:

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

     Luiz Antonio Perdigao.........................       Member
     Luiz Coelho Repis.............................       Alternate


We do not currently have an audit committee. We do, however, expect to have by July 31, 2005 an audit committee with all of the attributions, including independence, required by Sarbanes-Oxley Act, relevant U.S. regulations and the corporate governance rules of the New York Securities Exchance or to avail ourselves of permitted exemptions.

B.   COMPENSATION

     For the year ended December 31, 2003, the aggregate compensation of all of our directors and officers was approximately US$1.8 million, which includes bonuses in the aggregate amount of US$0.3 million.In addition, for 2003, we paid an aggregate of approximately US$0.08 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2002, the aggregate compensation of all of our directors and officers was approximately US$2.0 million, which includes bonuses in the aggregate amount of US$0.6 million. In addition, for 2002, we paid an aggregate of approximately US$0.07 million into our pension plan on behalf of our directors and officers.

C.   BOARD PRACTICES

     Our board of directors (i.e., Conselho de Administracao), which may consist of no fewer than nine and no more than twelve members (each, a director), is responsible for, among other things, establishing our general business policies. Our board of directors is currently comprised of ten members and ten alternates, who were elected for a term of three years by the shareholders at the annual shareholders' meeting held on April 29, 2004. The term of office of the current board of directors will end on the date of the ordinary shareholders' meeting to take place in 2007. Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

     Our board of executive officers (i.e., Diretoria), which may consist of no fewer than two and no more than eight officers (each, an officer), is responsible for our day-to-day management. The executive officers are elected by the board of directors for a term of three years. The term of office of each officer will end on July 24, 2006.

REMUNERATION COMMITTEE

     We have an ad hoc remuneration committee, formed by three members, the purpose of which is to decide on various matters regarding the compensation of our officers and directors. The current members of the remuneration committee are Luiz Aranha Correa do Lago, Isaac Selim Sutton and Mauricio Luis Luchetti. The members of the remuneration committee do not receive compensation.

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

     With respect to the borrowing powers of the board of directors, the approval of the board of directors is necessary to issue commercial paper, but any other financing arrangements may be entered into by us upon the joint signatures of:

     o    two officers;

     o    one officer and one attorney-in-fact; and

     o    two attorneys-in fact.

     There are no age limit requirements for retirement of the members of our board of directors. There are no provisions in our by-laws regarding reelection of directors in staggered intervals.

D.   EMPLOYEES

     We employed a total of 2,145 people at December 31, 2003, compared to 1,601 people at December 31, 2002. For the years ended December 31, 2002 and 2001, 76% of our workforce were directly involved in the production process, 4% were engaged in research and development and 20% were administrative employees. As of December 31, 2003, 61% of our employees were employed at the Mill site in Aracruz, 22% were employed at the Guaiba Unit, 2% were employed at the offices in Rio de Janeiro and 15% were employed at the offices in Bahia.

     All of our employees are subject to collective bargaining agreements with seven unions. Each collective bargaining agreement is renegotiated annually in November. The agreements currently in effect will expire in October 2004.

     In December 1994, the Executive Branch of the Brazilian government issued a provisional measure, which was converted into Law No. 10,101 of December 19, 2000 giving employees the right to receive a bonus based on certain operating results of their employer, as such right is contemplated in the Brazilian Constitution. The law provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods. Pursuant to such legislation, since 1995 the Company and its employees' labor unions have negotiated the terms of two different bonus plans on an annual basis, one for the Company's management and another for non-management employees, which plans meet the requirements of the provisional measure. Any bonus to be paid under either of the plans is based on the Company reaching certain operating targets and financial results. The total amount paid by the Company under these bonus plans for 2003 amounted to US$5.2 million.We provide certain social benefits to our employees, including funds to operate a school. We contribute, jointly with the employees, to an employee pension fund, most of the trustees of which are also our officers.

E.   SHARE OWNERSHIP

     As of December 31, 2003, the members of our board of directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our board of directors or our officers holds any options to purchase our common shares or preferred shares. See "Item 7A. Major Shareholders."

     The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of May 30, 2004:


                                                                     NUMBER OF                         % OF THE TOTAL
                                                   NUMBER OF         PREFERRED                             SHARES
                                                 COMMON SHARES        SHARES             TOTAL          OUTSTANDING
                                                 -------------        ------             -----          -----------

BOARD OF DIRECTORS
Carlos Alberto Vieira.........................       1,000               -               1,000              0.00
Ernane Galveas................................        91                 -                 91               0.00
Acyr Frederico Pinto da Luz                         205,321           103.000           308,321             0.03
Luiz Aranha Correa do Lago                             8                 -                 8                0.00
Eliezer Batista da Silva......................        13                 -                 13               0.00
Haakon Lorentzen..............................        10                 -                 10               0.00
Jose Roberto Ermirio de Moraes................         -                 1                 1                0.00
Leon Chant Dakessian..........................         -                 1                 1                0.00
Nelson Koichi Shimada                                  -                 1                 1                0.00
Sandra Meira Starling                                  -                 1                 1                0.00
EXECUTIVE OFFICERS
Carlos Augusto Lira Aguiar....................         -              10,599             10,599             0.00
Joao Felipe Carsalade.........................         -                 -                 -                0.00
Walter Lidio Nunes............................         -                 -                 -                0.00
Isac Roffe Zagury.............................         -                 -                 -                0.00

Total.........................................      206,443           113,603           320,046             0.03



ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     Of the three classes of our capital stock outstanding, only our common stock, without par value, has voting rights. Approximately 96.5% of our common stock is owned by the following four principal shareholders, or the Principal
Shareholders: Arapar S.A. (a company associated with Erling Sven Lorentzen, the Chairman of our board of directors until April 2004), S.O.D.E.P.A.--Sociedade de Empreendimentos, Publicidade e Participacao S.A., or SODEPA (an affiliate of Banco Safra S.A.), Newark Financial Inc. (a British Virgin Islands company wholly owned by VCP) and BNDES Participacoes S.A.--BNDESPAR (an affiliate of our principal bank lender, Banco Nacional de Desenvolvimento Economico e Social--BNDES, a development bank wholly owned by the Brazilian government). The Principal Shareholders have the ability to control the election of the members of our board of directors and the direction and future of our operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under our by-laws and Brazilian corporate law, and the issuance of securities. See "--Shareholders' Agreement."

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

     The following table sets forth the amount and percentage ownership at March 31, 2004 of each shareholder known to us to own more than 5% of each class of our capital stock and our officers and directors as a group:


                                                             SHARE OWNERSHIP AT MARCH 31, 2004
                                         -------------------------------------------------------------------------
                                             COMMON STOCK             CLASS A STOCK(1)             CLASS B STOCK
                                         ----------------------   ---------------------       ---------------------
                                          SHARES          %         SHARES           %           SHARES         %
                                         ---------     --------   ---------     -------       ----------    --------
                                                        (in millions of shares, except percentages)
Newark Finance Inc.(2)                   127.5        28.0%          --           0.0%           --            0.0%
Arapar S.A.(3)(4)                        127.5        28.0           --           0.0            --            0.0
Sociedade de Empreendimentos,
   Publicidade e Participacao S.A.(5)    127.5        28.0         27.7          72.8            57.9         10.8
BNDES Participacoes S.A.(6)               56.9        12.5         10.0          26.3            34.2          6.4
Others                                    16.0         3.5          0.4           0.9           447.0         82.8
                                         ------      -----         ----        ------          ------       -------
Total                                    455.4       100.0%        38.1        100.0%           539.1        100.0%
                                         ======      ======        ====        ======           =====        ======

_______________


         Source: Banco Itau S.A.

(1)Each share of acoes preferenciais classe A of the Company ("CLASS A STOCK") may be converted into one share of acoes preferenciais classe B of the Company ("CLASS B STOCK") at any time at the holder's option. Shares of Class B Stock are not convertible into shares of Class A Stock.

(2) Newark Finance Inc. purchased its Common Stock from Mondi Brazil Limited on November 1, 2001.

(3)Lorentzen Empreendimentos S.A. owns indirectly approximately 44.7% of Arapar S.A. Lorentzen Empreendimentos S.A. is indirectly controlled by Erling Sven Lorentzen, Chairman of the Company's board of directors. Haakon Lorentzen, also a member of the Company's board of directors, owns indirectly 2.6% of the stock of Lorentzen Empreendimentos S.A.

(4)Den Norske Bank ASA owns indirectly approximately 23.3% of Arapar S.A. Den Norske Bank ASA has agreed to finance the Company's acquisition of certain equipment. See "Certain Transactions With Related Parties -- Other Matters."

(5) Albatroz S.A., previously a shareholder, was merged into Safra Holding S.A. in January 1995, which in turn was merged into SODEPA in March 1996. On April 22, 2004 127,506,457 shares of Common Stock held by SODEPA were transferred to its affiliate Arainvest Participacoes S.A.

(6) A wholly owned subsidiary of BNDES.

SHAREHOLDERS' AGREEMENT

     The Principal Shareholders are parties to a Shareholders' Agreement, dated January 22, 1988, as amended on June 30, 1989, or the Original Shareholders' Agreement. While we are a signatory to the Original Shareholders' Agreement, our sole obligation under the agreement is to administer compliance by the Principal Shareholders in accordance with the terms of the Original Shareholders' Agreement. The Original Shareholders' Agreement relates only to our common stock. The Original Shareholders' Agreement provides that the Principal Shareholders will be entitled to elect directors of our board of directors in proportion to their respective interests in our voting stock, except that each Principal Shareholder is ensured the right to elect at least one director so long as such Principal Shareholder retains 5% or more of our voting stock. Such right is not transferable without the unanimous consent of the other parties to the Original Shareholders' Agreement. In addition, the Original Shareholders' Agreement provides that the maximum number of shares of common stock to be held by any Principal Shareholder may not exceed 28% of the total outstanding shares of common stock. Furthermore, the Original Shareholders' Agreement provides that the Principal Shareholders may sell, encumber or otherwise transfer their rights in our voting stock to any third party as long as the beneficial ownership of 51% or more of such stock is retained by Brazilian nationals. Brazilian nationals are defined as (a) individual residents who are domiciled in Brazil,
(b) corporate instrumentalities of the Brazilian government or subdivisions thereof or (c) corporate entities whose headquarters are in, and are incorporated in, Brazil and which, directly or indirectly, are controlled by persons referred to in (a) or (b) above. The Original Shareholders' Agreement also requires that each person or entity who acquires shares of common stock from any of the Principal Shareholders become a party to such agreement. The Original Shareholders' Agreement will expire in 2008.

         On February 5, 2003, a shareholders agreement was signed by and between, on one side, Arapar S/A and Lorentzen Empreendimentos S/A, collectively Grupo Lorentzen, and, on the other side, SODEPA (the "NEW SHAREHOLDERS' AGREEMENT"). Each of the Parties holds approximately 28% of Aracruz' voting shares.

         Notwithstanding the Original Shareholders' Agreement dated January 22, 1988, which will be in force and effect until May 11, 2008, the New Shareholders Agreement executed in February 2003, which will be in force for 16 years from the date of its execution, governs the exercise of Grupo Lorentzen and SODEPA's ownership rights, establishing rules related to (i) the sale of its shares (in force during the term of the Original Agreement), (ii) the preferential rights to purchase such shares, and (iii) the right to a tag along sale. The exercise of voting rights by Grupo Lorentzen and SODEPA will continue to be in force upon the expiration of the Original agreements.

B.   RELATED PARTY TRANSACTIONS

BNDES LOAN AGREEMENTS

     BNDES is our principal lender. As of December 31, 2003, we had outstanding loans with BNDES with an aggregate principal amount outstanding of approximately R$765.7 million (equivalent to US$263.3 million) (the "BNDES DEBT"), which represented approximately 19% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 4% per annum. The TJLP is determined based on a mix of the long-term local and foreign debt instruments issued by the government. The rate is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 2.33% to 10.41% per annum. Approximately 94% of the BNDES Debt was incurred in connection with the Fiberline C Expansion Project. At March 31, 2004, the outstanding principal balance of the Company's BNDES debt was approximately R$714.9 million (equivalent to approximately US$245.8 million), representing approximately 19% of the Company's total indebtedness.

     One of the financing arrangements that we have entered into with BNDES extends a credit line to us of up to US$205.0 million for use principally in connection with the Modernization Project (US$0.7 million outstanding as of March 31, 2004). See "Item 4A. History and Development of Aracruz--Capital Expenditures."

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

OTHER MATTERS

     On June 14, 1996, we entered into a buyer's credit agreement with Den Norske Bank ASA, an indirect shareholder of Arapar S.A., pursuant to which Den Norske Bank ASA has agreed to provide approximately US$8.4 million to us to finance the acquisition of certain equipment and related services in connection with the Modernization Project. As of March 31, 2004 approximately US$0.6 million was outstanding under this agreement.

     On January 1, 1998, Companhia de Navegacao Norsul, or Norsul, a company indirectly controlled by Mr. Erling Sven Lorentzen, the former chairman of our board of directors and a shareholder of Arapar S.A., one of the Principal Shareholders, entered into a contract with us expiring on December 31, 2002 pursuant to which Norsul ships pulp for us to the United States and Northern Europe. For Northern Europe, Norsul has a joint service agreement with Gearbulk Pool Ltd. In 2002 and 2003, Norsul shipped approximately 396,000 and 460,000 tons of pulp to us, representing approximately 24% and 22% of our export sales, respectively. In January 2004, Norsul sold its ocean freight division (Open Hatch division) to Gearbulk, transferring all its agreement rights to Gearbulk.

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

ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See "Item 3A.  Selected Financial Data" and "Item 19. Exhibits."

EXPORT SALES

During 2003, we produced approximately 2,250,000 tons of bleached eucalyptus pulp. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume . During 2002, we produced approximately 1.656,000 tons of bleached eucalyptus pulp. Pulp sales in 2002 were approximately 1,585,000 tons, of which 98% were export sales. See "Item 4B. Business Overview--General."

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

     As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees and their labor unions. Among these, some suits claimed additional compensation for alleged hazardous work conditions. In 1995, we received an unfavorable decision with respect to the first of these claims to be decided. We have established what we consider to be an adequate reserve on our books to cover these claims. In December 2001, we and our employees and their union settled two of the six claims for an amount of US$6.7 million, which amount has been paid by us in January 2002. Accordingly, we reduced proportionately the reserve we have established with respect to these claims. We are also a party to approximately 662 other legal actions relating primarily to labor claims by former employees. In 2003, we have recorded additional provisions in the amount of approximately US$1.5 million and have also deposited approximately US$1.2 million in judicial deposits with respect to such actions.

     In October 1993, the Brazilian Federal Prosecutor brought a suit against us, the State of Espirito Santo and IBAMA (the Brazilian environmental protection agency) to halt all activities of the Forestry Partners Program, and to seek damages on the grounds that the program did not follow certain prescribed environmental procedures. We have been allowed, pursuant to an interim judicial decision, to continue the program with respect to areas other than native forest and areas cultivated with other plantings. In May 2000, the federal local court promulgated a Term of Settlement signed by and among the parties involved, extinguishing this suit and keeping in full effect the terms of the Forestry Partners Program. Such Term of Settlement is still in effect and being complied with by the Company.

     In January 1997, the National Indian Foundation, or FUNAI, the Brazilian government agency responsible for Indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring Indian reservations encompassing the Indian communities of Pau Brasil, Caieiras Velhas and Comboios. In

January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation. In March 1998, the Ministry of Justice issued Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the Indian reservation by 2,571 hectares of land belonging to us. In April and June 1998, we signed two Terms of Settlement with the Indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which: (i) the Indians recognized the legitimacy of Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount of approximately R$13.5 million (US$5.8 million on December 31, 2001), over a 20-year period. The financial aid program is subject to the performance by the Indian communities of the following main obligations: (a) the formation of an association to receive the funds; (b) the delivery to us of a proposed allocation of funds approved by two representatives of each Indian village, by the association's board, by FUNAI and by the Brazilian Federal Prosecutor, or BFP; (c) the use of the funds exclusively in projects which guarantee the subsistence of all members of the communities, such use of the funds to be monitored by a commission formed by FUNAI and Indian community members not affiliated with the Association's board and to be reviewed by FUNAI and the BFP; (d) the observance of agreed boundaries; and (e) the guarantee of our right to use the existing roads in the enlarged areas object of the reservation. If the Indian communities breach any of their obligations, we will be released of our obligations under the Terms of Settlement. As of December 31, 2003, we advanced approximately R$6.8 million (US$3.3 million), in accordance with the Terms of Settlement. For additional information, see Note 16 to our consolidated financial statements.

     In March 1997, we received assessment notices from the Brazilian Social Security Institute (Instituto Nacional de Seguridade Socia--INSS) demanding payment of social contributions over housing allowances paid to certain employees. We brought several lawsuits before local federal courts contesting such assessment notices and, at December 31, 2003, we have placed approximately US$5.9 million in an escrow account to guarantee the payment of such social contributions in the event we lose these lawsuits. These suits are still pending.

     We are contesting in local federal courts changes in the rates and rules for the calculation of certain social contributions (Programa de Integracao Social--PIS and Contribuicao para Financiamento da Seguridade Social-- COFINS) determined by Law No. 9,718/98. Our provision with respect to such legal actions equaled approximately US$43.4 million as of December 31, 2003. We believe this provision is sufficient to cover any possible losses in connection with this action.

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

     In May 2003 the Human Rights Commission of the Brazilian House of Representatives ("Camara dos Deputados") created a Working Group to discuss the alleged violation of economic, social, cultural and environmental rights in the eucalyptus plantations in the State of Espirito Santo. Among other issues, several complaints involving the Company were discussed. Representatives of the Company participated in a Public Hearing and presented to the Commission extensive reports, information, evidences, technical studies, governmental and judicial decisions that demonstrate that the complaints were unjustified. The Working Group was terminated without issuing any report against the Company or any of its affiliates.

     The Company's operations are located within the geographic area of the Agencia de Desenvolvimento do Nordeste (Northeast Development Agency, or "ADENE") and the pulp and paper sector is considered by the Brazilian Federal Government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied for and was awarded the right to a reduction in income taxes payable on its operating profits. The tax benefit was authorized by ADENE and subsequently confirmed by the Revenue Service in December 2002. On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Regional Integration Ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive. Based on the advice of external legal counsel, the Company's management believes that such decision is not correct. Also, based on the advice of external legal counsel, management believes that ADENE's decision should not affect the benefits already recorded during 2003 as they were duly recognized under the then-existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the year ended December 31, 2003. In addition, the Company has filed a lawsuit in federal courts challenging the legality of such reversal. In a preliminary decision, the effects of the tax benefit revocation have been suspended. After being notified of the court decision, ADENE cancelled its own tax benefit revocation and started an administrative procedure to examine the matter, during which the Company will have the opportunity to present its arguments. Based on counsel's opinions, the Company believes that its right to the tax benefit already used will be upheld, either by an administrative or court decision. However, there is no assurance that the tax benefit will be updated or made available in the future.

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

     CALCULATION OF ADJUSTED NET INCOME

     Brazilian corporate law requires that 5% of a company's annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, Brazilian corporate law provides that the "capital" of a company is equal to the aggregate paid-in capital upon the subscription of such company's capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2003 was approximately R$169.9million (equivalent to US$58.8million), or 9.2% of our capital.

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

     HISTORY OF DIVIDEND PAYMENTS

     The following table sets forth the dividends paid by us to holders of our capital stock since 1998. The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.


   YEAR                             COMMON STOCK              CLASS A STOCK              CLASS B STOCK
 ---------                           ------------              -------------              -------------
                                                        (in U.S. dollars per share)

   1999(1).................             0.01                      0.06                       0.02
   2000(2).................             0.05                      0.06                       0.06
   2001(3).................             0.06                      0.06                       0.06
   2002(4).................             0.07                      0.08                       0.08
   2003(5).................             0.10                      0.11                       0.11
   2004(6).................             0.10                      0.11                       0.11

__________________
(1)   Including dividend declared on March 25, 1999 and paid on April 22, 1999.
(2)   Including dividend declared on April 5, 2000 and paid on April 30, 2000.
(3)   Including dividend declared on March 30, 2001 and paid on April 12, 2001.
(4)   Including dividend declared on April 30, 2002 and paid on May 9, 2002.
(5)   Including dividend declared on April 29, 2003 and paid on May 15, 2003.
(6)   Including dividend declared on April 29, 2004 and paid on May 21, 2004.

     DIVIDEND PREFERENCES

     Depending on the amount of our annual adjusted net income, holders of our Class A Stock are entitled to an annual minimum preferential dividend equal to 6% of the capital attributable to its class of shares. For the purpose of calculating the preferential dividend, the capital attributable to the Class A Stock is equal to the amount paid for such stock upon subscription therefor, plus the amount of annual increases in such amount due to any capital increase and/or to monetary correction for inflation. In the event dividends are not paid for three consecutive years, holders of all classes of preferred shares, including Class A and Class B Stock, will be entitled to voting rights.

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

     On June 5, 1997, the Brazilian Congress enacted Law No. 9,457 of May 5, 1997, amending the Brazilian corporate law, to grant holders of preferred stock that do not carry a right to a fixed or minimum dividend a statutory right to receive dividends in an amount per share of at least ten percent higher than the amount per share paid to holders of common stock. The Class B Stock underlying the ADSs is entitled to such higher dividend distributions.

B.   SIGNIFICANT CHANGES

     No significant change has occurred since the date of the annual financial statements included in this Annual Report.

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

     MARKET PRICE INFORMATION

     The table below sets forth for the periods indicated the high and low closing sales prices for (i) the Class B Stock on the Sao Paulo Stock Exchange and (ii) the ADSs on the NYSE. Prices on the Sao Paulo Stock Exchange are determined independently on each exchange and need not have occurred on the same date. Such high and low sales prices have been restated in reais of constant purchasing power based on inflation until December 31, 2003 as measured by the Indice Nacional de Precos ao Consumidor, the National Consumer Price Index, or INPC. See "Item 10D. Exchange Controls" for information with respect to exchange rates applicable during the periods set forth below.


                                               NOMINAL REAIS PER
                                      ------------------------------------
                                             SHARE OF CLASS B STOCK               U.S. DOLLARS PER ADS (1)
                                      ------------------------------------      ---------------------------
                                            SAO PAULO STOCK EXCHANGE                        NYSE
                                      ------------------------------------      ---------------------------
                                            High                Low               High                Low
                                      -------------          -------------     -----------        ----------
1999:
Annual...........................         R$5.89              R$1.24            US$26.25            US$8.19

2000:
Annual...........................         R$5.88              R$2.76            US$27.13           US$11.63

2001:
Annual...........................         R$5.83              R$3.11            US$20.07           US$12.35

2002:
Annual...........................         R$7.18              R$4.62            US$22.74           US$14.05

2003:
First Quarter....................         R$7.25              R$6.36            US$21.00           US$18.30
Second Quarter...................         R$6.60              R$5.43            US$21.80           US$18.45
Third Quarter....................         R$8.45              R$6.00            US$29.10           US$21.05
Fourth Quarter...................         R$10.42             R$7.51            US$35.89           US$25.88
Annual...........................         R$10.42             R$5.43            US$35.89           US$18.30

Share price for the most recent six months:
December 2003....................         R$10.42             R$8.05            US$35.89           US$28.00
January 2004.....................         R$10.50             R$8.73            US$37.30           US$31.14
February 2004....................         R$10.11             R$9.13            US$36.15           US$32.06
March 2004.......................         R$10.63             R$9.71            US$38.25           US$34.90
April 2004.......................         R$10.84             R$9.16            US$39.22           US$31.14
May 2004.........................         R$10.27             R$9.01            US$31.86           US$28.37

_____________________________________

(1) All information on a per ADS basis for the indicated period has been adjusted to reflect the ADS Ratio Change, pursuant to which each ADS represents ten shares of Class B Stock.

     The closing sales price for the Class B Stock on the Sao Paulo Stock Exchange as of the close of business on December 31, 2003 was R$10.60 per share, which is equivalent to US$36.69 per ADS, translated at a rate of R$2.8892 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on December 31, 2003 was US$35.04 per ADS. On May 28, 2004, the last reported closing sale price for the Class B Stock on the Sao Paulo Stock Exchange was R$10.00 per share, equivalent to US$31.72 per ADS translated at the exchange rate of R$3.1524 per US$1.00, the commercial market selling rate on such date.

     As of December 31, 2003, an aggregate of 352,744,932 shares of Class B Stock, or an aggregate of approximately 65.6% of the outstanding Class B Stock, was held in the form of ADSs. As of June 15, 2004, there were approximately __ U.S. beneficial owners of the ADSs (based on their addresses only), representing approximately 60.5% of the total Class B shares. (REINV)

To take advantage of the market price of our stock, we engaged in a stock buy-back program in 2000 and 2002 which were subject to the limitations set forth in the Brazilian corporate law and CVM regulations. The total number of shares of Class B Stock bought back by us under those programs was 17,095,000 shares and 1,374,000 shares, respectively, for a total cost of approximately US$22.7 million and US$2.1 million, respectively. We have not bought back any shares during 2003.

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

     Trading on the Sao Paulo Stock Exchange by nonresidents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation and limited to member brokerage firms and a limited number of authorized non members. The CVM and the Sao Paulo Stock Exchange have discretionary authority to suspend trading in shares of any issuer. Securities listed on the Sao Paulo Stock Exchange may be traded on the over-the-counter market under limited circumstances.

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

     As of December 31, 2003, the Sao Paulo Stock Exchange had an aggregate market capitalization of approximately US$234 billion and an average monthly trading volume of approximately US$271.9 billion for the year 2003. In comparison, the NYSE had a market capitalization of approximately US$16.8 trillion as of December 31, 2003. Although any of the outstanding shares of a listed company may trade on the Sao Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2003, we accounted for approximately 1.65% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange.

     There is a significantly large concentration in the Brazilian securities markets. As of December 31, 2003, the five most actively traded shares represented approximately 38.7% of the total volume of shares traded on the Sao Paulo Stock Exchange.

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

     Depending on the amount of our annual adjusted net income, holders of Class A Stock are entitled to a minimum annual preferential dividend equal to 6% of the capital attributable to this class of shares. For the purpose of calculating the preferential dividend, the capital attributable to the Class A Stock is equal to the amount paid for such stock upon subscription thereof, plus the amount of annual increases in such amount due to any capital increase and/or to monetary correction for inflation. Brazilian corporate law provides that non-voting or restricted voting shares (such as the Preferred Shares) acquire unrestricted voting rights beginning when a company has failed for three consecutive fiscal years (or for any shorter period set forth in a company's constituent documents) to pay any fixed or minimum dividend to which such shares are entitled and continuing until payment thereof is made. Our by-laws do not set forth any such shorter period. Shareholders have a three-year period, counted from the date in which we have made available the dividend, to claim such dividends.

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

     Under Brazilian corporate law, holders of preferred stock without the right to a fixed or minimum dividend have the right to receive dividends in an amount per share at least ten percent higher than the amount per share paid to holders of voting stock. Holders of Class B Stock have been receiving such higher dividend distributions. Our by-laws have been amended accordingly. See "Item 8A. Consolidated Statements and Other Financial Information--Dividends."

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

C.   MATERIAL CONTRACTS

     At December 31, 2003, we did not have any material contracts.

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

     REGISTERED CAPITAL

     The amount of an investment in Class B Stock must be registered by the Foreign Holder of such Class B Stock (or by the Custodian in the case of Class B Stock held by the Depositary) with the Brazilian Central Bank as "Registered Capital" in order to allow remittances outside Brazil of foreign currency acquired with the proceeds of distributions on, and amounts obtained from dispositions of, such Class B Stock. The Registered Capital for each share of Class B Stock issued to the Depositary will be equal to its issue price in U.S. dollars. The Registered Capital for a share of Class B Stock that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a share of Class B Stock on the Sao Paulo Stock Exchange on the day of withdrawal or (ii) if no such shares were traded on that day, their average price on the Sao Paulo Stock Exchange in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Class B Stock is determined on the basis of the average price of the Commercial Market rate for U.S. dollars in effect on the date the Class B Stock is withdrawn or, at the Foreign Holder's option, the sale rate quoted for U.S. dollars by the Central Bank Information System on such date (or, if the average price of the Class B Stock is determined under clause (ii) of the preceding sentence, the average of such quoted sale rates on the same 15 dates used to determine the average price of the Class B Stock).

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

     Deposits and Withdrawals of Class B Stock in Exchange for ADSs. A Foreign Holder may deposit or withdraw Class B Stock in exchange for ADSs without incurring Brazilian tax. On receipt of the underlying Class B Stock, the Foreign Holder will be entitled to register the U.S. dollar value of such shares with the Brazilian Central Bank as described above in "Registered Capital" and will be subject to the rules on Taxation on Distributions and Taxation of Gains applicable to the Class B Stock, discussed herein. Such rules generally are less favorable to Foreign Holders than the rules applicable to ADSs. In addition, such Foreign Holder may experience delays in effecting such registration, which may delay remittances abroad. Such delay may adversely affect the amount in U.S. dollars received by the Foreign Holder. See "Item 3D. Risk Factors--Risks Relating to our Preferred Shares and ADSs--Exchanging ADSs for the underlying Class B Stock may have unfavorable consequences."

     Gains on the Disposition of Class B Stock. Foreign Holders have been subject to Withholding Income Tax (i) at a rate of 15% on gains obtained on sales or exchanges to, or with, a resident in Brazil and (ii) at a rate of 20% on gains obtained on sales or exchanges that occur in Brazil (e.g., on a Brazilian stock exchange). According to Law No 10,833, dated December 2003, as of February 2004, Foreign Holders are subject to withholding income tax in Brazil on capital gains obtained on sales of Class B shares, regardless of where and to whom such sales take place. The gain obtained as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency obtained on the sale or exchange and the acquisition cost, without any correction for inflation, of the Class B Stock sold. The gain obtained as a result of a transaction outside of a Brazilian stock exchange will be calculated based on the Registered Capital for the Class B Stock sold. Reductions in the rate of Withholding Income Tax provided for in tax treaties do not apply to the Withholding Income Tax on such gains. The tax on gains is collected out of the proceeds of a sale or exchange by the stock exchange in the case of sales effected through a Brazilian stock exchange and, in other cases, by the purchaser.

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

UNITED STATES TAX CONSIDERATIONS

As used below, a "US holder" is a beneficial owner of a Preferred Share or Preferred ADR that is, for US federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person. For purposes of this discussion, a "non-US holder" is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (c) an estate or trust that is not a US Holder.

In general, for US federal income tax purposes, the owner of a Preferred
ADR will be treated as the owner of the Preferred Share represented by the Preferred ADR, and a deposit or withdrawal of a Preferred Share in exchange for a Preferred ADR will not be a taxable transaction for US federal income tax purposes.

TAXATION OF DIVIDENDS

US holders. In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred Share or Preferred ADR (including for this purpose a distribution of interest on capital stock) will constitute a dividend for US federal income tax purposes to the extent made from the company's current or accumulated earnings and profits as determined under US federal income tax principles. If a distribution exceeds the company's current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the US holder's tax basis in the Preferred Share or Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term "dividend" means a distribution that constitutes a dividend for US federal income tax purposes.

The gross amount of any dividend on a Preferred Share or Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to US federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in US dollars based on the prevailing spot market exchange rate in effect on the day the US holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into US dollars. Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as US source ordinary income or loss. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a US holder's US federal income tax liability, subject to generally applicable limitations under US federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source "passive income" or, in the case of certain holders, "financial services income." A foreign tax credit may not be allowed for withholding tax imposed in respect of certain short-term or hedged positions in a Preferred Share or Preferred ADR. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income. A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, a dividend an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a "qualified dividend." A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and
(ii) the company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a US exchange. Based on the company's audited financial statements and relevant market and shareholder data, the company believes it was not a PFIC, FPHC or FIC for US federal income tax purposes for its 2003 taxable year. In addition, based on the company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year. The US Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries though whom such stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADRs and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-US holders. A dividend paid to a non-US holder on a Preferred Share or Preferred ADR will not be subject to US federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR). A non-US holder generally will be subject to tax on an effectively connected dividend in the same manner as a US Holder. A corporate non-US holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

TAXATION OF CAPITAL GAINS

US holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred Share or Preferred ADR, a US holder will recognize capital gain or loss in an amount equal to the difference between the US holder's adjusted basis in the Preferred Share or Preferred ADR and the amount realized on the sale or other disposition, each determined in US dollars. Any gain a US holder recognizes generally will be US source income for US foreign tax credit purposes, and,subject to certain exceptions, any loss generally will be a US source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under US federal income tax law on crediting foreign income taxes may preclude a US holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%. In later years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.


Non-US holders. A non-US holder will not be subject to US federal income tax on gain recognized on a sale or other disposition of a Preferred Share or Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-US holder within the United States (and is attributable to a permanent establishment or fixed base the non-US holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-US holder to be subject to US taxation on a net income basis on income from the Preferred Share or Preferred ADR), or (ii) in the case of a non-US holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-US holder may also be subject under certain circumstances to an additional "branch profits tax," the rate of which may be reduced pursuant to an applicable income tax treaty.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

A special set of US federal income tax rules applies to a foreign corporation that is a PFIC for US federal income tax purposes. As noted above, based on the company's audited financial statements and relevant market and shareholder data, the company believes it was not a PFIC for US federal income tax purposes for its 2003 taxable year. In addition, based on the company's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC for its 2004 taxable year.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to certain exceptions, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If the company is treated as a PFIC, contrary to the tax consequences described in "US Federal Income Tax Considerations--Taxation of Dividends" and "--US Federal Income Tax Considerations--Taxation of Capital Gains" above, a US holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred Share or Preferred ADR and (ii) any "excess distribution" by the company to the US holder (generally, any distribution during a taxable year in which distributions to the US holder on the Preferred Share or Preferred ADR exceed 125% of the average annual taxable distributions the US holder received on the Preferred Share or Preferred ADR during the proceeding three taxable years or, if shorter, the US holder's holding period for the Preferred Share or Preferred ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the US holder's holding period for the Preferred Share or Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A US holder who owns a Preferred Share or Preferred ADR during any year the company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a US holder if the US holder makes a timely election to treat the company as a "qualified electing fund" ("QEF") in the first taxable year in which the US holder owns a Preferred Share or Preferred ADR and if thecompany complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the company's ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the company would qualify for the 15% maximum tax rate on dividends described above if the company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. The company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply US holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that US holders would not be able to make or retain that election in any year the company is a PFIC. Although a QEF election generally cannot be revoked, if a US holder made a timely QEF election for the first taxable year it owned a Preferred Share or Preferred ADR and the company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

In lieu of a QEF election, a US holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the US holder's adjusted basis in the stock.

Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the US holder under the election for prior taxable years. A US holder's adjusted basis in the Ordinary Shares or ADS will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the company does not satisfy the tests to be a PFIC. In general, the ADRs will be marketable if ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. However, there is no certainty that the Ordinary Shares will be considered "marketable stock" for these purposes unless and until the Internal Revenue Service designates the BOVESPA as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make such a designation.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred Share or Preferred ADR to a US holder generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the US holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a US holder will be allowed as a credit against the US holder's US federal income tax liability and may entitle the US holder to a refund, provided certain required information is furnished to the Internal Revenue Service.

A non-US holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

     The Compay has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.aracruz.com.br.

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

     We have guaranteed debt with BNDES loans and secured debt related to our securitization program. See "Item 5. Liquidity and Capital Resources" and "Item 7B. Related Party Transactions--BNDES Loan Agreements."

EXCHANGE RATE SENSITIVITY

     We were substantially protected against our exposition to exchange rate fluctuations on a balance sheet basis against local currency risk at the end of 2003 according to U.S. GAAP rules.

     The table below sets forth the assets and liabilities for the year 2003 in terms of currency denomination:

                                                                                         DENOMINATION
                                                                         -------------------------------------------
                                                     TOTAL YEAR ENDED                                   U.S.
                                                     DECEMBER 31, 2003      REAL-DENOMINATED     DOLLAR-DENOMINATED
                                                   --------------------    -----------------    --------------------
                                                                                       (in US$ millions)
Assets:.......................................           3,454.4                368.8               3,085.6
      Current Assets..........................             742.7                348.0                 394.7
      Long-Term Assets........................              58.8                 20.8                  38.0
      Permanent Assets........................           2,652.9                  0.0               2,652.9

Liabilities:..................................           3,454.4                470,3               2,984.1
      Current Liabilities.....................             513.7                148.8                 364.9
      Long-Term Liabilities...................           1,139.7                321.5                 818.2
      Stockholders' Equity....................           1,801.0                  0.0               1,801.0


     As a result of our exposure to exchange rate fluctuation, the gain and loss on currency translations at the end of 2003 (after the local currency devaluation) was a net gain of US$41.9 million.

     Having our revenues 98% U.S. dollar-denominated and our costs and expenses almost entirely local currency denominated, we highly benefit from local currency devaluation on an ongoing basis, significantly improving our margins and cash generation. See "Item 5A. Operating Results."

INTEREST RATE SENSITIVITY AND SENSITIVITY TO INFLATION RATES

     As of December 31, 2003, approximately 15.5% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP is generally higher, i.e., the nominal rates include an inflation factor. In 2003, the TJLP ranged from 11% to 12% for the year. In 2002, the TJLP ranged from 9.5% to 10%. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 3.75% per annum. See "Item 5B. Liquidity and Capital Resources" and "Item 7B. Related Party Transactions--BNDES Loan Agreements."

     As of December 31, 2003, we had outstanding loans with BNDES with an aggregate amount of approximately R$760.7 million (equivalent to US$263.3 million at the year end's exchange rate), mainly denominated in reais.

     As measured by the General Market Price Index, the inflation rate for 2002 was 25.3%. However, as a result of the evaluation of the real, inflation in 2003 decreased to 8.7%. See "Item 5. Operating and Financial Review and Prospects--Brazilian Economic Environment."

     Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for the years 2004 through 2011.


 DENOMINATION        INTEREST RATE                   2004     2005    2006     2007     2008-2011      TOTAL
--------------------------------------------------  -------   ----   ------   ------   ----------   ---------
Local currency       TJLP (1)....................     42.2    38.3     38.4     38.4         54.6       211.9
                     Foreign currency basket (2).      8.5     8.3      8.3      8.3         13.2        46.6
Foreign currency     Fixed.......................    161.8      73    115.8    115.8        305.0       771.4
                     LIBOR.......................    173.5     3.7     53.8    104.5          0.0       335.5
Total per year...................................    386.0   123.3    216.3    267.0        372.8      1365.4
_______________

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

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15.  CONTROLS AND PROCEDURES

     Our chief executive officer and our acting chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-14(c)) have concluded that our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts were being prepared. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

     B. MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not applicable.

     C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     Not applicable.

     D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16.

     A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors of the Company has determined that Mr. Ernane Galveas is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations. We do not yet have an audit committee that is fully in compliance with the requirements of Sarbanes-Oxley, but we expect to be fully compliant by the required deadline of July 31, 2005.

     B. CODE OF ETHICS

     We have adopted a Code of Ethics (called "Codigo de Conduta") that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller. The English version of the Code is attached as exhibit 11.01 of this Annual Report and can be downloaded at our website (www.aracruz.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code.

     C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT AND NON-AUDIT FEES

     The following table sets forth the fees billed to us by our Registered Public Accounting Firm, Pricewaterhouse Coopers Auditores Independentes during the fiscal years ended December 31, 2002 and 2003:

                                          2002 (IN US$)          2003 (IN US$)

Audit services fees                          245,037                149,597
Other accounting services fees               114,026                 64,766
Non-audit services fees                      284,263                   --
TOTAL                                        643,326                214,363


     Audit fees in the above table are the aggregate fees billed by Pricewaterhouse Coopers Auditores Independentes in connection with the audit of our annual financial statements and review of the Company's quarterly financial information.

     Audit-related fees in the above table are the aggregate fees billed by Pricewaterhouse Coopers Auditores Independentes for providing assistance in documenting internal control policies and procedures over financial reporting.

     Tax fees in the above table are fees billed by Pricewaterhouse Coopers Auditores Independentes for tax compliance and tax advice.

     Due to the mandatory rotation of audit firms as determined by Brazilian Securities Commission - CVM to public companies in Brazil, the Company has appointed Deloitte Touche Tohmatsu as its Registered Public Accounting Firm as from the fiscal year 2004.

     AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     The Company's Board of Directors has established pre-approval and procedures for the engagement of its Registered Public Accounting Firm for audit and non-audit services.

     The Board of Directors reviews the scope of the services to be provided, before their commencement, in order to ensure that there are no independence issues and the services are not prohibited services as defined by Sarbanes-Oxley Act of 2002.

     D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

     E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.


                                   PART III.


ITEM 17.  FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this item.

ITEM 18.  FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report, together with the report of the independent accountants.

                                                                                                               Page

        Report of PricewaterhouseCoopers Auditores Independentes................................................F-2

        Consolidated balance sheets at December 31, 2003 and 2002...............................................F-3

        Consolidated statements of income for each of the three years in the period ended December 31, 2003..........................................................................F-5

        Consolidated statements of cash flows for each of the three years in the period ended December 31, 2003..........................................................................F-8

        Consolidated statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2003.......................................................F-9

        Notes to consolidated financial statements.............................................................F-12

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

4.1 Term of Adhesion to the Company's Shareholders' Agreement by Mondi Brazil Limited, Inc., dated June 13, 1996 (free translation into English), incorporated herein by reference to the Company's annual report dated April 16, 2002.

4.2 Term of Adhesion to the Company's Shareholders' Agreement by Newark Financial, Inc., dated November 1, 2001 (free translation into English), incorporated herein by reference to the Company's annual report dated April 16, 2002.

4.3 Amended Shareholders' Agreement, dated February 5, 2003, entered into among Arapar S.A. and Lorentzen Empreendimentos S.A. and Sodepa - Sociedade de Empreendimentos, Publicidade e Participacoes S.A. (free translation into English)

4.4 Master Indenture among Arcel Finance Limited, as Issuer, Aracruz Trading S.A., as provider of the Company Guarantee, Lasalle Bank National Association, as Collection Agent, The Bank of New York, as Trustee, Registrar, Transfer Agent and Principal Paying Agent and The Bank of New York, London Branch, as London Paying Agent, dated as of February 6, 2002, incorporated herein by reference to the Company's annual report dated April 16, 2002.

6.1 See Note 1(o) to the Company's financial statements for information explaining how earnings per share information was calculated.

8.1 See Item 4B of this annual report for information regarding the Company's subsidiaries.

12.1 Certifications by Chief Executive Officer and Chief Financial Officer required by Item 15.

13.1 Certifications by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                 Page

Report of PricewaterhouseCoopers Auditores Independentes.........................................................F-2

Consolidated balance sheets at December 31, 2003 and 2002........................................................F-3

Consolidated statements of income for each of the three years in the period ended December 31, 2003...................................................................................F-5

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2003...................................................................................F-7

Consolidated statements of changes in stockholders' equity for each of the three years in the period ended December 31, 2003................................................................F-9

Notes to consolidated financial statements......................................................................F-12


                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          ARACRUZ CELULOSE S.A.


                                          By:  /s/Carlos Augusto Lira Aguiar
                                               ---------------------------------
                                               Name:  Carlos Augusto Lira Aguiar
                                               Title: Chief Executive Officer




                                          By:   /s/ Isac Roffe Zagury
                                               ---------------------------------
                                               Name:   Isac Roffe Zagury
                                               Title:  Chief Financial Officer




Date:  June 25, 2004

ARACRUZ CELULOSE S.A.
CONSOLIDATED FINANCIAL STATEMENTS AT
DECEMBER 31, 2002 AND 2003 AND
REPORT OF INDEPENDENT AUDITORS

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of Aracruz Celulose S.A.



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As mentioned in Note 4, on January 9, 2004, the Company was notified by Agencia de Desenvolvimento do Nordeste - ADENE (Northeast Development Agency), of its decision to cancel the fiscal benefits, consisting of reduction in income tax rates, to which the Company has so been entitled. Based on the advice of external legal counsels, Company's management believes that this decision is not correct and, therefore, does not affect the benefits already recorded, as they were duly recognized under existing authorization. In addition, management will seek all available legal instruments to protect its rights and to revoke ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.



PricewaterhouseCoopers                                          Vitoria, Brazil
Auditores Independentes                                        January 12, 2004



ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES)
-----------------------------------------------------------------------------------------------------------------

                                               DECEMBER 31,                                                          DECEMBER 31,
                                     ----------------------                                                ----------------------
ASSETS                                    2002       2003      LIABILITIES AND STOCKHOLDERS' EQUITY              2002        2003
                                     ---------------------                                                 -------------------------
Current assets                                                  Current liabilities
     Cash and cash equivalents          25,474     66,284         Suppliers                                   45,902      79,673
     Time deposits                     248,455    285,991         Payroll and related charges                  7,426      16,245
     Accounts receivable, net                                     Income and other taxes                       2,054      24,120
     Related party                       2,781      3,174         Current portion of long-term debt
     Other                             130,308    219,874          Related party                              47,281      55,190
   Inventories, net                     81,553    131,486          Other                                     120,033     212,472
   Deferred income tax, net              8,653     13,181         Short-term borrowings - export              10,811     118,306
                                                                    financing and other
   Recoverable income and other         25,985     20,464         Accrued finance charges                      4,555       6,120
     taxes
   Prepaid expenses and other                                     Other accruals                                 442       1,553
     current assets                      1,207      2,280                                                    -------     --------
                                     ---------  ---------
                                       524,416    742,734                                                    238,504     513,679
                                     ---------  ---------                                                    -------     ---------
Property, plant and equipment, net   2,000,071  2,270,369     Long-term liabilities
                                     ---------  ---------
                                                                  Long-term debt
Investment in affiliated company        70,943    174,257          Related party                             214,772     208,076
Goodwill                                16,026    208,061          Other                                     396,319     771,359
                                     ---------  ---------     Tax assessments and litigation                  65,620      94,500
                                                                   contingencies
                                                                  Deferred income tax, net                                26,467
                                                                  Suppliers                                   20,113      15,222
 Other assets                                                     Other                                        2,668      23,877
                                                                                                             -------     -------
   Advances to suppliers                28,229     38,197
   Deposits for tax assessments         10,605     14,319                                                    699,492   1,139,501
   Deferred income tax, net                361                                                               -------   ---------
   Recoverable income and other         45,170      1,548     Commitments and contingencies (Note 15)
     taxes
   Other                                 2.993      4,948
                                        ------     ------
                                        87,358     59,012     Minority interest                                  255         292
                                        ------     ------                                                    -------   ---------


ARACRUZ CELULOSE S.A.

CONSOLIDATED BALANCE SHEETS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES)                                                                                               (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------



                                   Stockholders' equity
                                   Share capital - no-par-value shares authorized and
                                    issued
                                           Preferred stock
                                            Class A - 2002 - 40,326,290 shares; 2003 -
                                                       38,137,170  shares                       32,990         31,199
                                            Class B - 2002 - 536,837,131 shares; 2003
                                   -
                                                539,026,251 shares                             581,506        583,297
                                            Common stock - 2002 and 2003 - 455,390,699         297,265        297,265
                                                shares
                                            Treasury stock
                                            Class B preferred stock - 2002-1,374,000
                                                shares; 2003 - 1,378,000 shares; and
                                                Common  stock - 2002 and 2003 -
                                                        483,114 shares                          (2,285 )       (2,288 )
                                                                                         -------------- --------------

                                            Total share capital                                909,476        909,473

                                       Appropriated retained earnings                          117,173        334,246
                                       Unappropriated retained earnings                        733,914        557,242
                                                                                         -------------- --------------

                                                                                             1,760,563      1,800,961
                           -------------  -------------                                  -------------- --------------

                              2,698,814      3,454,433                                       2,698,814      3,454,433
                           =============  =============                                  ============== ==============


The accompanying notes are an integral part of these consolidated financial statements.



ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF INCOME
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)                                                                          (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                               YEAR ENDED DECEMBER 31,
                                                                  -----------------------------------------------------

                                                                              2001               2002             2003
                                                                  ----------------- ------------------ ----------------
OPERATING REVENUES
     Sales of eucalyptus pulp
        Domestic                                                            23,579             17,126           42,401
        Export                                                             583,365            700,622        1,056,498
                                                                  ----------------- ------------------ ----------------

                                                                           606,944            717,748        1,098,899
     Sales taxes and other deductions                                      (32,589)           (48,765)         (95,829)
                                                                  ----------------- ------------------ ----------------

     Net operating revenues                                                574,355            668,983        1,003,070
                                                                  ----------------- ------------------ ----------------

OPERATING COSTS AND EXPENSES
     Cost of sales                                                         420,606            468,875          592,555
     Selling                                                                23,253             28,242           38,617
     Administrative                                                         22,012             22,302           22,762
     Provision for loss on ICMS credit                                      10,754             45,093           23,178
     Other, net                                                             14,807              8,968           18,784
                                                                  ----------------- ------------------ ----------------

                                                                           491,432            573,480          695,896
                                                                  ----------------- ------------------ ----------------

OPERATING INCOME                                                            82,923             95,503          307,174
                                                                  ----------------- ------------------ ----------------

NON-OPERATING (INCOME) EXPENSES
     Equity in results of affiliated company                                (1,195)            (6,076)           6,844
     Financial income                                                      (54,749)           (61,611)         (43,037)
     Financial expenses                                                     70,215             82,014          108,209
     Loss (gain) on currency remeasurement, net                             18,029            (14,888)         (41,955)
     Other, net                                                               (171)              (212)            (129)
                                                                  ----------------- ------------------ ----------------

                                                                            32,129               (773)          29,932
                                                                  ----------------- ------------------ ----------------


INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                            50,794             96,276          277,242
                                                                  ----------------- ------------------ ----------------

INCOME TAX EXPENSE (BENEFIT)
     Current                                                                35,722            (23,988)         106,549
     Deferred                                                               (2,992)             8,415           22,567
                                                                  ----------------- ------------------ ----------------

                                                                            32,730            (15,573)         129,116
                                                                  ----------------- ------------------ ----------------

MINORITY INTEREST IN LOSSES (EARNINGS) OF SUBSIDIARY                            43                 64              (37)
                                                                  ----------------- ------------------ ----------------

NET INCOME FOR THE YEAR                                                     18,107            111,913          148,089
                                                                  ================= ================== ================


The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF INCOME
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)                                                                          (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                              YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------------

                                                                            2001               2002              2003
                                                                  ---------------   ----------------   ---------------

BASIC AND DILUTED EARNINGS PER SHARE
    Class A preferred stock                                                 0.05               0.11              0.15
    Class B preferred stock                                                 0.02               0.11              0.15
    Common stock                                                            0.01               0.10              0.14

WEIGHTED-AVERAGE NUMBER OF SHARES
   OUTSTANDING  (THOUSANDS)

    Class A preferred stock                                               40,651             40,395            39,819
    Class B preferred stock                                              536,512            536,768           535,969
    Common stock                                                         454,908            454,908           454,908



The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
----------------------------------------------------------------------------------------------------------------------------

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------------------------

                                                                              2001               2002               2003
                                                                   ----------------   ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income for the year                                                 18,107            111,913            148,089
    Adjustments to reconcile net income to cash
       provided by operating activities:
       Non-cash items
           Depreciation and depletion                                      162,567            171,527            191,508
              Equity in results of affiliated company                       (1,195)            (6,076)             6,844
           Deferred income tax                                              (2,992)             8,415             22,567
           Loss (gain) on currency remeasurement                            18,029            (14,888)           (41,955)
              Loss on sale of equipment                                      8,883              1,077              1,903
           Other                                                                               (1,346)
       Decrease (increase) in assets
           Accounts receivable, net                                         (5,122)           (50,557)           (24,199)
           Inventories, net                                                 13,552            (11,868)           (23,556)
           Interest receivable on time deposits                              4,792             54,817            (15,540)
           Recoverable income taxes                                        (27,025)            10,246             68,848
           Other                                                             5,019              6,708             (2,725)
       Increase (decrease) in liabilities
           Suppliers                                                        27,977             10,437            (38,554)
           Payroll and related charges                                        (353)            (1,537)             6,460
           Income and other taxes and litigation
              contingencies                                                 31,382             (3,751)            25,641
           Accrued finance charges                                           5,825             (9,927)            (3,689)
           Other                                                               714              1,061             14,783
                                                                   ----------------   ----------------   ----------------

    Net cash provided by operating activities                              260,160            276,251            336,425
                                                                   ----------------   ----------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Time deposits                                                          (92,279)            27,927             75,194
     Proceeds from sale of equipment                                           392              1,199                699
     Investments in affiliate                                               (5,137)                             (110,158)
     Acquisition of Riocell (net of cash received)                                                              (563,208)
     Additions to property, plant and equipment                           (416,353)          (260,658)          (118,663)
                                                                   ----------------   ----------------   ----------------

     Net cash used in investing activities                                (513,377)          (231,532)          (716,136)
                                                                   ----------------   ----------------   ----------------



ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS                                                              (CONTINUED)
------------------------------------------------------------------------------------------------------------------------

                                                                                             YEAR ENDED DECEMBER 31,
                                                                -----------------------------------------------------

                                                                          2001               2002               2003
                                                                ---------------    ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Short-term debt, net                                               (15,224)          (78,789)            104,486
    Long-term debt
       Issuances
          Related parties                                              160,889            112,199
          Other                                                        280,374            250,000            612,512
         Repayments
          Related parties                                              (53,214)           (43,309)           (52,719)
          Other                                                        (54,945)          (203,756)          (133,080)
    Treasury stock acquired                                                                (2,175)                (3)
    Dividends paid                                                     (63,169)           (73,765)          (109,310)
                                                                ---------------    ---------------    ---------------

    Net cash provided by (used in) financing
activities                                                             254,711            (39,595)           421,886
                                                                ---------------    ---------------    ---------------


EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND
    cash equivalents                                                       540                225             (1,365)
                                                                ---------------    ---------------    ---------------

Increase in cash and cash equivalents                                    2,034              5,349             40,810

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                            18,091             20,125             25,474
                                                                ---------------    ---------------    ---------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  20,125             25,474             66,284
                                                                ===============    ===============    ===============

SUPPLEMENTARY CASH FLOW INFORMATION
    Financial charges paid                                              49,258             60,412             64,828
                                                                ===============    ===============    ===============

    Income taxes paid, including escrow deposits
         for tax assessments                                                66                140              2,186
                                                                ===============    ===============    ===============

    Withholding income tax on financial income                          34,020              1,404              6,969
                                                                ===============    ===============    ===============

The accompanying notes are an integral part of these consolidated financial statements.


ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)
----------------------------------------------------------------------------------------------------------------

                                                                                         YEAR ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------------
                                                        2001                    2002                     2003
                                   ---------------------------- -----------------------     ----------------------
                                         SHARES        U.S.$       SHARES      U.S.$          SHARES       U.S.$
                                   --------------- ------------ ----------- -----------      ---------- ----------
SHARE CAPITAL
    Preferred stock - Class A
         Balance, January 1          40,929,550       33,455     40,479,797     33,087       40,326,290     32,990
         Treasury stock cancelled                                   (35,301)
         Conversion to Class B
          stock                        (449,753)        (368)      (118,206)       (97)      (2,189,120)    (1,791)
                                  -------------      -------  -------------    -------    --------------   -------
         Balance, December 31        40,479,797       33,087     40,326,290     32,990       38,137,170     31,199
                                  -------------      -------  -------------    -------    --------------   -------

    Preferred stock  - Class B
         Balance, January 1         581,599,464      581,041    582,049,217    581,409      536,837,131    581,506
         Treasury stock cancelled                               (45,330,292)
         Conversion from Class A
          stock                         449,753          368        118,206         97        2,189,120      1,791
                                  -------------      -------  -------------    -------    --------------   -------

          Balance, December 31      582,049,217      581,409    536,837,131    581,506      539,026,251    583,297

    Common stock
          Balance, January 1 and
           December 31              455,390,699      297,265    455,390,699    297,265      455,390,699    297,265
                                  -------------      -------  -------------    -------    --------------   -------
    Treasury stock
          Balance, January 1        (45,848,707)     (57,807)   (45,848,707)   (57,807)      (1,857,114)    (2,285)
          Treasury stock cancelled                               45,365,593     57,697
          Treasury stock acquired                                (1,374,000)    (2,175)          (4,000)        (3)
                                  -------------      -------  -------------    -------    --------------   -------
          Balance, December 31      (45,848,707      (57,807     (1,857,114)    (2,285)      (1,861,114)    (2,288)
                                  -------------      -------  -------------    -------    --------------   -------
Total share captal                1,032,071,006      853,954  1,030,697,006    909,476    1,030,693,006)   909,473
                                  -------------      -------  -------------    -------    --------------   -------



ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)                                                                        (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Year ended December 31,
                                                                 2001                       2002                            2003
                                            -------------------------    -----------------------     ----------------------------

                                                  Shares        U.S.$        Shares        U.S.$         Shares         U.S.$
                                            -------------   ---------    -------------  ---------    -------------   ---------

Balance brought forward                     1,032,071,006     853,954    1,030,697,006    909,476    1,030,693,006     909,473
                                            -------------   ---------    -------------  ---------    -------------   ---------
Net unrealized gain on
      Available-for-sale securities
      Balance, January 1                                        1,095                      10,920
      Unrealized gain (loss) on
        available-for-sale
        securities, net of
        reclassification adjustments                           14,664                     (16,299)
      Tax effect on above                                      (4,839)                      5,379
                                                            ---------                   ---------                    ---------

      Balance December 31,                                    10,920
                                                            ---------                   ---------                    ---------
Fiscal-incentive reserve
   Balance, January 1
   Transfer from unappropriated retained                                                                                34,934
     earnings
                                                            ---------                   ---------                    ---------
      Balance, December 31                                                                                              34,934
                                                            ---------                   ---------                    ---------

Investments reserve
      Balance, January 1                                     282,475                      242,121                       81,520
      Treasury stock cancelled                                                            (57,697)
      Transfer from (to) unappropriated                      (40,354                     (102,904)                     158,989
         retained earnings
                                                            ---------                   ---------                    ---------

       Balance, December 31                                   242,121                      81,520                      240,509
                                                            ---------                   ---------                    ---------

Legal reserve
       Balance, January 1                                      57,775                      52,985                       35,653
    Transfer from (to) unappropriated
       retained earnings                                       (4,790)                    (17,332)                      23,150
                                                            ---------                   ---------                    ---------

       Balance, December 31                                    52,985                      35,653                       58,803
                                                            ---------                   ---------                    ---------

       Total appropriated retained earnings                   295,106                     117,173                      334,246
                                                            ---------                   ---------                    ---------

      Balance carried forward               1,032,071,006   1,159,980    1,030,697,006  1,026,649    1,030,693,006   1,243,719
                                            -------------   ---------    -------------  ---------    -------------   ---------



ARACRUZ CELULOSE S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(EXCEPT NUMBER OF SHARES AND PER-SHARE AMOUNTS)                                                                        (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Year ended December 31,
                                                                 2001                       2002                            2003
                                            -------------------------    -----------------------     ----------------------------

                                                  Shares        U.S.$        Shares        U.S.$         Shares            U.S.$
                                            -------------   ---------    -------------  ---------    -------------      ---------
BALANCE BROUGHT FORWARD                     1,032,071,006   1,159,980    1,030,697,006  1,026,649    1,030,693,006      1,243,719
                                            -------------   ---------    -------------  ---------    -------------      ---------

UNAPPROPRIATED RETAINED EARNINGS
  Balance, January 1                                          577,822                     577,750                         733,914
  Net income for the year                                      18,107                     111,913                         148,089
  Cash dividends (per share: 2001 - U.S.$ 0.06 to Class A
    preferred stock and U.S.$ 0.06 to both Class B
    preferred and common stock; 2002 - U.S.$ 0.08
    to Class A preferred stock and U.S.$ 0.07 to
    both Class B preferred and common stock;
    2003 - U.S.$ 0.11 to both Class A preferred  and
  Class B preferred stock and U.S.$ 0.09 to common stock)     (63,323)                    (75,985)                       (107,688)
Transfer from (to) reserves                                    45,144                     120,236                        (217,073)
                                                            ---------                   ---------                       ---------

   Balance, December 31                                       577,750                     733,914                         557,242
                                                            ---------                   ---------                       ---------

TOTAL STOCKHOLDERS' EQUITY                  1,032,071,006   1,737,730    1,030,697,006  1,760,563    1,030,693,006      1,800,961
                                            =============   =========    =============  =========    =============      =========

COMPREHENSIVE INCOME IS COMPRISED AS FOLLOWS:
       Net income for the year                                 18,107                     111,913                         148,089
       Net unrealized gain on available-for-sale securities
         Increase(decrease)in the unrealized gain arising
         during the year, net of taxes                          9,825                     (10,920)
                                                            ---------                   ---------                       ---------

       Total comprehensive income                              27,932                     100,993                         148,089


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

     The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N(0) 52 - "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as the Company's functional currency as this has been, and remains in their opinion, the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the Company's management has concluded that the Company's functional currency is and will continue to be the U.S. dollar.

     Gains and losses resulting from the remeasurement of the financial statements, as well as those resulting from foreign currency transactions have been recognized in the statements of income. The impact of the devaluation of the Real on the Company's monetary assets and liabilities in 2003 was a net gain of U.S.$ 42.0 million (U.S.$ 14.9 million gain in 2002 and U.S.$ 18.0 million loss in 2001). The exchange rates at December 31, 2003, 2002 and 2001 were, respectively: U.S.$ 1: R$ 2,8892, R$ 3,5333 and
     R$ 2,3204.

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

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


(b)  BASIS OF CONSOLIDATION

     The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A. and Riocell S.A.

(c)  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at the lower of cost plus accrued interest or market value.

(d)  CONCENTRATION OF RISK

     Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, time deposits and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents and time deposits by placing its investments with highly rated financial institutions and in very short-term securities. An allowance for doubtful accounts is established to the extent the Company's trade receivables are estimated not to be fully collectible.

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

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


(f)  INVESTMENTS IN AFFILIATED COMPANIES

     The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) for which it owns 50% of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

     In accordance with SFAS 142 - "Goodwill and Other Intangible Assets", goodwill will be tested for impairment at least annually using an estimation of a reporting unit.

(g)  PROPERTY, PLANT AND EQUIPMENT

     Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are deferred and included in the cost of those harvests.

     Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings net of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars) at the contractual interest rates.

     Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


(h)  ENVIRONMENTAL COSTS

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

(i)  RECOVERABILITY OF LONG-LIVED ASSETS

     In accordance with SFAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets", management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Management did not identify the need for a provision for impairment in 2001, 2002 and 2003.

(j)  EMPLOYEE RETIREMENT AND POSTEMPLOYMENT BENEFITS

     The cost of the retirement benefits plans is accrued currently. Employee postretirement and postemployment benefits as defined by SFAS 106 - "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS 112 - "Employers' Accounting for Postemployment Benefits", respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. No amounts were accrued at December 31, 2001, 2002 and 2003, since future severance costs are not reasonably estimable.

(k)  COMPENSATED ABSENCES

     The liability for employees' future vacation compensation is accrued as vacation vests during the year.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


(l)  REVENUES AND EXPENSES

     Revenues arise from annual and long-term contracts and from spot sales and are recognized on an accrual basis when persuasive evidence of arrangements exists, title has transferred to the customer, the selling price is fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

(m)  ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES

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

     For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument is reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified to the income statement in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges is recognized in current period earnings. The gains and losses on all derivatives not designated as hedges are recognized in earnings.

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

(n)  INCOME TAXES

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

(o)  BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A preferred and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2001, 2002 and 2003.

(p)  COMPREHENSIVE INCOME

     The Company has disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 -
     "Reporting Comprehensive Income".

2    BUSINESS COMBINATION - ACQUISITION OF RIOCELL S.A.

     On July 2, 2003, the Company completed the acquisition of all outstanding shares of Riocell S.A. and its subsidiaries ("Riocell") from Klabin S.A. and Klabin do Parana Produtos Florestais Ltda for the amount of US$ 610,500.

     Riocell, is a producer of bleached eucalyptus pulp, most of which is exported, with a production capacity of 400,000 tons of pulp per year and forestry operations which encompass 40,000 hectares of eucalyptus plantations.

     The acquisition is in line with the Company's strategy objective of increasing capacity. The goodwill paid is related to potential operating synergy gains. The final price paid is within the market value evaluation made by independent appraisers.

     After the completion of the due diligence process, the initial purchase price of US$ 610,500 was reduced to US$ 567,296.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

     The Company retained an independent appraiser to perform a detailed fair value valuation of Riocell's assets and liabilities. This valuation was completed in December 23, 2003 and after the final allocation of the purchase price to the net assets acquired, the company recognized a goodwill in the amount of US$ 192,035 at December 31, 2003; there was no intangible assets identified on the acquisition.

     The following table summarizes the estimated fair value of Riocell's assets and liabilities at July 2, 2003, after giving effect to the final price adjustments:

                                                                JULY 2, 2003

Cash and cash-equivalents                                              4,088
Inventory                                                             29,525
Property, Plant and equipment                                        340,129
Other assets acquired                                                 77,068
    TOTAL ASSETS                                                     450,810
Liabilities                                                           75,549

    NET WORTH                                                        375,261

Shares owned                                                            100%
Company's interest                                                  375,261

    Consideration paid                                               567,296

Goodwill                                                             192,035


The final goodwill assessment under Brazilian GAAP was R$ 839,3 million (tax deductible in accordance with Brazilian tax legislation), of which R$ 282,1 (US$ 97,5 at December 31, 2003 exchange rate) based on asset market value, to be amortized in a period equivalent to the depreciation of property, plant and equipment (approximately 18 years); and R$ 557,2 (approximately US$ 192,7 million at December 31, 2003 exchange rate) based on expected return of investments to be amortized in 10 years.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


     Unaudited pro-forma results of operations for the year ended December 31, 2003 as if the acquisition of Riocell had taken place at the beginning of 2003 is presented below. Riocell was incorporated on November 30, 2002 and, accordingly no financial information is available for the year ended December 31, 2002. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.



                                                         2003 (UNAUDITED)
                                                 -------------------------
     Operating revenues                                        1,104,350
     Net income                                                  148,577
     Earnings per share, basic and diluted :
       Preferred shares                                             0.15
       Common shares                                                0.14


3    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


     The Financial Accounting Standards Board ("FASB"), recently issued the following pronouncements:

     SFAS N(0) 147 - "Accounting for Acquisitions of Certain Financial Institutions".

     SFAS N(0) 148 - "Accounting for Stock-Based Compensation".

     SFAS N(0) 149 - "Amendment of SFAS 133".

     SFAS N(0) 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

     Management believes that adoption of these pronouncements did not or will not, as applicable, have a material impact on the financial position and results of operations of the Company.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


     In January 2003, the FASB issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. The Company does not have any entities or transactions, which are subject to the requirements of FIN 46 and does not expect FIN 46 to have a material impact on its financial statements.


4    TAXES

4.1  INCOME TAXES

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2001, 2002 and 2003 are presented as follows:


     Federal income tax rate                                       25.0%
     Social contribution (*)                                        9.0%
                                                       -----------------
     Composite tax rate                                            34.0%
                                                       =================

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:


                                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------

                                                                        2001           2002          2003
                                                              ---------------  ------------- -------------

Income before income taxes and minority
     interest                                                         50,794         96,276       277,242
                                                              ===============  ============= =============

Federal income tax and social
     contribution at statutory rates                                  17,270         32,734        94,262
Adjustments to derive effective tax rate:
     Effects of differences in remeasurement
        from reais to U.S. dollars, using
        historical exchange rates and indexing
        for tax purposes:
           Translation effect for the period                          (4,131)       (89,660)       43,778
           Depreciation on difference in asset basis                  21,083         40,746        25,893
     Valuation allowance (reversal)
        Operations outside Brazil                                     (2,474)
       Reversal of income tax and social
          contribution related to "plano verao"                                                    (9,106)
       Fiscal incentive - income tax  (*)                                                         (34,934)
     Other permanent items                                               982            607         9,223
                                                              ---------------  ------------- -------------

Income tax expense (benefit) in the consolidated
     statements of income                                             32,730        (15,573 )     129.116
                                                              ===============  ============= =============



(*) The Company's operations are located within the geographic area of the Agencia de Desenvolvimento do Nordeste (Northeast Development Agency, or ADENE) and the pulp and paper sector is considered by the Federal Government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied and was awarded the right to a reduction in the income taxes payable over its operating profits. The tax benefit was authorized by ADENE and subsequently confirmed by the Revenue Service in December 2002, as follows:

     (i) Profits corresponding to the volumes of Plant C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------



    (ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

        For the year ended December 31, 2003, the reduction in taxes amounted to US$ 34,934. This amount was transferred from retained earnings and was recognized as a Fiscal Incentive Reserve in the Stockholders' Equity and can only be used to increase capital, according to the ADENE rules.

        On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company has so been entitled. Such decision has resulted from a reexamination by the legal department of the Regional Integration Ministry, which has concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

        Based on the advice of external legal counsels, Company's management believes that such decision is not correct, as the most appropriate interpretation of the legislation would necessarily lead to the conclusion that the Company does operate within the geographical area of ADENE and, therefore, is entitled to the fiscal incentive. Also, based on the advice of external legal counsels, management believes that the ADENE's decision does not affect the benefits already recorded during 2003 as they were duly recognized under so existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the year ended December 31, 2003.

        Finally, management will seek all available legal instruments to protect its rights and to revoke the ADENE's decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                                 DECEMBER 31,
                                             ---------------------------------

                                                      2002               2003
                                             --------------   ----------------

     Assets (liabilities)
       Tax loss carryforwards
         Operations in Brazil                        1,354
       Expenses not currently deductible            34,633             48,596
       Other capitalized investments               (35,626)           (75,063)
       Others                                        8,653             13,181
                                             --------------   ----------------
                                                     9,014            (13,286)

       Current assets                                8,653             13,181
                                             --------------   ----------------

       Long-term assets (liabilities)                  361            (26,467)
                                             ==============   ================


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

4.2  OTHER TAXES

     Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, due to the priority given by Espirito Santo government to financially restructure public account, the Company does not foresee a short-term solution to the utilization of the credits.

     Accordingly, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated. At December 31, 2003, the Company had ICMS credits in the amount of U.S.$ 92,010 and a valuation allowance in the same amount.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

5    CASH AND CASH EQUIVALENTS

                                                           DECEMBER 31,
                                           -----------------------------

                                                    2002           2003
                                           --------------   ------------

     Brazilian reais                               4,176          3,307
     United States dollars                        20,658         61,775
     Other European currencies                       640          1,202
                                           --------------   ------------

                                                  25,474         66,284
                                           ==============   ============

     Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions.


6    TIME DEPOSITS

     At December 31, 2003, comprised of certificates of deposit with prime institutions in Brazil, with final maturities from February 2004 to July 2006 and daily liquidity.


7    ACCOUNTS RECEIVABLE, NET

                                                     DECEMBER 31,
                                          -----------------------------

                                                   2002           2003
                                          --------------   ------------
Customers - pulp sales
     Domestic                                     4,305          7,383
     Export                                     124,689        196,911
Advances to suppliers                             1,036          4,258
Other                                             4,130         18,007
                                          --------------   ------------

                                                134,160        226,559
Allowance for doubtful accounts                  (1,071 )       (3,511 )
                                          --------------   ------------

Total, net                                      133,089        223,048
                                          ==============   ============

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

     At December 31, 2003, two customers accounted for 44% of total customer receivables (At December 31, 2002 two customers accounted for 35%) and no other accounted for more than 10%.


     Export receivables are denominated in the following currencies:

                                                              DECEMBER 31,
                                                ---------------------------

                                                       2002           2003
                                                ------------   ------------

     United States dollars                          122,127        193,599
     European currency units - EURO                   2,562          3,312
                                                ------------   ------------

                                                    124,689        196,911
                                                ============   ============

     Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in
     Note 17.



8    INVENTORIES, NET
                                                              DECEMBER 31,
                                                  -------------------------

                                                        2002          2003
                                                  -----------    ----------

     Finished products                                36,689        67,903
     Work in process                                   1,078         1,380
     Timber                                            2,853         3,872
     Raw materials                                    11,445        24,059
     Spare parts and maintenance supplies,
         less allowance
         for loss of U.S.$ 8,111
         (2002 - U.S.$ 3,512)                         29,488        34,272
                                                  -----------    ----------

                                                      81,553       131,486
                                                  ============    ==========

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


9    PROPERTY, PLANT AND EQUIPMENT


                                                                                       DECEMBER 31, 2002
                                                     ----------------------------------------------------

                                                                              ACCUMULATED
                                                                  COST       DEPRECIATION            NET
                                                     ------------------ ------------------ --------------

 Land                                                          206,211                           206,211
 Timber resources                                              523,122            352,690        170,432
 Buildings, improvements and installations                     472,799            282,835        189,964
 Equipment                                                   1,812,318            868,242        944,076
 Information technology equipment                               47,753             30,872         16,881
 Other                                                         143,510            109,957         33,553
                                                     ------------------ ------------------ --------------
                                                             3.205.713          1,644,596      1,561,117
 Construction in progress                                      352.074                           352,074
                                                     ------------------ ------------------ --------------

 Total                                                       3.557.787          1,644,596      1,913,191
                                                     ================== ================== ==============



                                                                                       DECEMBER 31, 2003
                                                     ----------------------------------------------------
                                                                              ACCUMULATED
                                                                  COST       DEPRECIATION            NET
                                                     ------------------ ------------------ --------------

 Land                                                          295,364                           295,364
 Timber resources                                              341,054             75,087        265,967
 Buildings, improvements and installations                     563,872            326,633        237,239
 Equipment                                                   2,606,971          1,193,750      1,413,221
 Information technology equipment                               55,926             41,303         14,623
 Other                                                         153,481            125,653         27,828
                                                     ------------------ ------------------ --------------
                                                             4,016,667          1,762,425      2,254,242
 Construction in progress                                       16,127                            16,127
                                                     ------------------ ------------------ --------------

 Total                                                       4,032,794          1,762,425      2,270,369
                                                     ================== ================== ==============

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


     FIBERLINE C - EXPANSION PROJECT

     The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines from 1.24 to 1.30 million tons, increased the Company's production capacity at its site in northern Espirito Santo State to 2 million tons per year. The new production capacity requires an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000 and start up occurred in May 2002. The Company reached full production capacity in the first quarter of 2003. The total budgeted investment in the Expansion project is approximately US$ 825 million, of which US$ 575 million was invested in the production line and the balance in land, forest and other investments. As of December 31, 2003 the Company had invested approximately US$ 711 million.

     During 2002 up to the start-up of the new pulp line - "Fiberline C" on May 2002, the Company capitalized approximately US$ 7.5 million of interest cost on funds used to construct the new pulp line.


     ACQUISITION OF FLORESTAS RIO DOCE S.A.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests with amount of (R$ 193.3 million - US$ 49.6 million) net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 49.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

     The net purchase price will be paid in 12 quarterly installments and the Company recorded its share in the agreement (50%) as a liability (supply agreement) and as an asset (land and forests). Aracruz and Bahia Sul each will separately control its share of the assets. The Company has paid 5 installments through December 31, 2003.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

10   INVESTMENT IN AFFILIATED COMPANY


     VERACEL CELULOSE S.A.


     On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ ("Stora Enso") and Odebrecht S.A. ("Odebrecht") owned the remaining 45% and 10%, respectively. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company<180>s mill expansion. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at US$ 40.50 per cubic meter.

     During the first quarter of 2003, the Company acquired, together with Stora Enso, the 10% Odebrecht's ownership on a 50/50 ratio, paying the amount of US$ 9,658, including US$ 443 of unallocated goodwill, for the acquisition of its portion of the additional investment in Veracel.

     The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2003 the Company's investment in Veracel included goodwill of US$ 16,026. In 2003, the Company recognized an equity gain of US$ 6,844 (2002 - loss of US$ 6,076).

     In May 2003, the Company and Stora Enso jointly decided to proceed with the planned construction of Veracel's own green field plant which will have a capacity 900,000 tons of pulp per year and will require investments of approximately US$ 1,250 million of which US$ 300 million were already invested in forestry and infrastructure including roads and a specialized maritime terminal.


11   SHORT-TERM BORROWINGS

     The Company's short-term borrowings are principally from commercial banks for export financing and are substantially denominated in U.S. dollars. Average annual interest rates at December 31, 2002 and 2003 were, respectively, 1.5% and 4.33%.

     At December 31, 2003, U.S.$ 82,206 of short-term borrowings fall due within 90 days, U.S.$ 34,975 from 91 to 180 days and U.S.$ 1,125 from 181 to 360 days.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


12    LONG-TERM DEBT

                                                                                             DECEMBER 31,
                                                                         ---------------------------------

                                                                                  2002               2003
                                                                         --------------   ----------------

Denominated in Brazilian currency - term loans with varying interest rates;
     principally the "Long-term Interest Rate" (TJLP) plus 7.8% to 10.0%
     (2002 - 7.8% to 11.0%), due 2004 to 2009                                  191,177            210,955
                                                                         --------------   ----------------

Denominated in foreign currencies
     Term loans - 2.33% to 10.41% (2002 - 2.9% to
        11.97%), due 2004 to 2009                                              134,940             89,813
     Securitization of receivables - 5.99% to 7.05% due
          2004 to 2009( 2002 - 5.98%)                                          250,000            650,000
     Import financing - 1.43% to 7.08% (2002 - 2.27%
        to 7.8%), due 2004 to 2007                                              22,288             16,317
     Pre-export financing - 2.51% to 4.33% (2002 -
        2.93% to 3.24%) due 2004 to 2007                                       180,000            280,012
                                                                         --------------   ----------------

                                                                               587,228          1,036,142
                                                                         --------------   ----------------

Total                                                                          778,405          1,247,097
Less current maturities                                                        167,314            267,662
                                                                         --------------   ----------------

                                                                               611,091            979,435
                                                                         ==============   ================


     During June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.51% to 2.67%, secured against future export sales receivables. Aracruz Trading S.A. pre-paid the amounts of US$ 37.5 million in December 2002 and US$ 25.0 million in May 2003.

     In June 2003, the Company obtained bank financing against export receivables in the amount of US$ 60 million, with annual interest rate of 4.33% and maturity in December 2004.

     In December 2003, the Company had an outstanding balance of BNDES loans in the amount of R$ 761 million (equivalent to US$ 263 million), denominated in Brazilian Reais and basket of foreign currencies, with annual interest rates ranging from 2.33% to 10,41%, to be repaid from 2004 through 2009.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In August 2003, a second tranche of Senior Secured Notes was issued, in the amount of US$ 400,000 under the same securitization program established in February 2002. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80%. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A..

     The table below summarizes the conditions of the two tranches under the securitization program:

                                                                        OUTSTANDING
                                                                            BALANCE
                                                      --------------------------------

                          ANNUAL                              DECEMBER       DECEMBER
           TRANCHE       CHARGES             DUE DATE         31, 2003       31, 2002
------------------- ------------- ------------------- ---------------- ---------------

February 2002            5.98%         February /2009          250,000        250,000
August 2003              7.05%        September /2011          400,000
                                                      ---------------- ---------------

                                                               650,000        250,000
                                                      ================ ===============


     In November and December 2003, the Company obtained bank financing against export receivables in the amount of US$ 153 million, with annual interest rate ranging from 2.72% to 3,39% and maturity ranging from October 2006 to June 2007.


     The long-term portion of the Company's debt at December 31, 2003 becomes due in the following years:

     2005                                                               123,302
     2006                                                               216,282
     2007                                                               266,957
     2008                                                               160,671
     2009 and thereaft                                                  212,223
                                                                  --------------

Total                                                                   979,435
                                                                  ==============

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


13   STOCKHOLDERS' EQUITY

     At December 31, 2002, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:
     Arapar S.A. (a Company associated with the Chairman of the Board of the Company), S.O.D.E.P.A. - Sociedade de Empreendimentos, Publicidade e Participacao S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Economico e Social - BNDES with 12.5%. At December 31, 2003, SODEPA and the Banco Nacional de Desenvolvimento Economico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

     TREASURY STOCK

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. The cancellation of shares did not result in a reduction of subscribed capital.

     BASIC AND DILUTED EARNINGS PER SHARE

     Basic and diluted earnings per share ("EPS") as of December 31, 2003, 2002 and 2001, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

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

     The following presents the earnings per share calculations:

                                                                     2001          2002            2003
                                                              ------------  ------------  --------------
Net income for the year                                            18,107       111,913         148,089

Less priority Class A preferred stock dividends                    (1,889)       (1,233)         (1,488)

Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share
      basis while maintaining the Dividend Ratio                  (16,218 )     (29,007 )       (35,483 )
                                                              ------------  ------------  --------------
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the
     Dividend Ratio                                                              81,673         111,118
                                                              ============  ============  ==============

Weighted average number of shares
     outstanding (thousands)
        Class A preferred                                          40,651        40,395          39,819
        Class B preferred                                         536,512       536,768         535,969
        Common                                                    454,908       454,908         454,908

Basic and diluted earnings per share
       Class A preferred                                             0.05          0.11            0.15
       Class B preferred                                             0.02          0.11            0.15
       Common                                                        0.01          0.10            0.14


ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


     Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2003, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of U.S.$ 238 million.

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

     The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2003, such capital stock was R$ 1,855 million and the balance in the legal reserve was R$ 170 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

     At the Company's Annual General Meeting held on April 30, 2003, the stockholders approved the payment of dividends of R$ 315,000 thousand, equivalent to US$ 107,733 at that date, representing dividends of R$ 250.00
     - US$ 108.89 per thousand shares of Class A and B preferred stock and R$
     227.27 - US$ 98.99 per thousand shares of common stock. The dividends were paid in May 2003.

14   PENSION PLAN

     The Company sponsors a contributory defined contribution pension plan, ARUS
     - Fundacao Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company. ("Sponsors").

     The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which administers (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

     Contributions made by the Company to the plan amounted to U.S.$ 1,031, U.S.$ 989 and US$ 1,287 in 2001, 2002 and 2003, respectively, and represented the annual pension expense of the Company for the plan.

15   EMPLOYEE BENEFITS

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

16   COMMITMENTS AND CONTINGENCIES

(a)  CONTINGENCIES

(i)  LABOR PROCEEDINGS

     The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the Company paid U.S.$ 6.7 million to the employees in January 2002. The excess provision of U.S.$ 3.3 million was reversed to income.

     In addition, at December 31, 2003, the Company had a total provision recorded for other cases of U.S.$ 13.3 million based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of U.S.$ 3.9 million.

(ii) ADMINISTRATIVE PROCEEDINGS

     The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to U.S.$ 4.7 million at December 31, 2003), to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

     If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of December 31, 2003, the Company had donated to the Indian Associations approximately R$ 6.8 million (U.S.$
     3.3 million) (U.S.$ 2.7 up to December 31, 2002) under the Terms of Settlement.

(iii) FISCAL PROCEEDINGS

     In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At December 31, 2003, the Company is contesting this notification and has placed approximately U.S.$ 5.9 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, the Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(iv) INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO THE "PLANO VERAO"

     In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the "Tribunal") to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28% ("Plano Verao"). The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

(v)  PIS AND COFINS CONTRIBUTIONS

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2003, the provision for contingencies included U.S.$ 43.4 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------


(vi)    Value-Added Tax

        During 2001 the Company received tax assessment from fiscal authorities of the States of Espirito Santo and Bahia, the total amount of U.S.$
        36.7 million relating to ICMS (value-added tax). In addition, the tax authorities disallowed certain tax credits of U.S.$ 9.6 million previously recognized by the Company. The Company will file appeals with the relevant courts and, based on the opinion of external legal counsel, it believes the probability of loss resulting from this dispute to be remote and, accordingly, no provision has been recorded at December 31, 2003.

(vii)   SOCIAL CONTRIBUTION

        On September 10, 2003, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. The accumulated amount as of December 31, 2003 is US$ 34.0 million, which is being accrued as a liability until a final decision is reached.

(viii)  OTHERS

        The Company has, based on the advice of its legal counsel, recorded additional provisions in the amount of U.S.$ 7.1 million relating to several other legal disputes and has also made deposits in the amount of U.S.$ 8.4 million in escrow accounts.

(b)     "TAKE-OR-PAY" CONTRACT

        In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited - NEXEN (formerly Canadian Oxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company is meeting the minimum quantitative commitments under the contract.

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

17      DERIVATIVE INSTRUMENTS, HEDGING AND RISK MANAGEMENT ACTIVITIES

        The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company's functional currency to be the U.S. dollar and approximately 22% of the Company's indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

        These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company's overall risk management strategy. The Treasury reports to the Chief Financial Officer.

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

(b)     Interest rate risk management

        The Company's strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company's interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2003 the Company had no outstanding interest rate swap contracts.

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

18      NONDERIVATIVE FINANCIAL INSTRUMENTS

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

        Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2003 and 2002. The Company's financial structure does not require any substitution of such financing or the contracting of similar fundings.

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

ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------

19      GEOGRAPHICAL INFORMATION

        The Company's exports from Brazil, classified by geographic destination, are as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------

                                                               2001                2002                 2003
                                                    ----------------   -----------------    -----------------

North America                                               119,593             278,988              408,699
Europe                                                      229,913             290,877              402,822
Asia                                                        232,371             119,966              229,376
Other                                                         1,488              10,791               15,601
                                                    ----------------   -----------------    -----------------

Total                                                       583,365             700,622            1,056,498
                                                    ================   =================    =================

        Sales to two unaffiliated customers represented 42% of net sales in 2003. Two unaffiliated customers represented 35% and 21% in 2002 and 2001, respectively. No other individual customers represented more than 10% of net sales.


20      RELATED PARTIES

        Transactions with related parties resulted in the following balance sheet and income statement balances:

                                                                                              DECEMBER 31,
                                             --------------------------------------------------------------

                                                                      2002                            2003
                                             ------------------------------  ------------------------------

                                                   ASSETS      LIABILITIES         ASSETS      LIABILITIES
                                             -------------  ---------------  -------------  ---------------
BALANCE SHEET
    Current assets
       Cash and cash equivalents                      132                              51
       Accounts receivable                          2,781                           3,174
    Current liabilities - suppliers
    Long-term debt (including
          current portion and accrued
        finance charges)                                           264,093                         264,434
                                             -------------  ---------------  -------------  ---------------

                                                    2,913          264,093          3,225          264,434
                                             =============  ===============  =============  ===============


ARACRUZ CELULOSE S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS
(UNLESS OTHERWISE STATED)
--------------------------------------------------------------------------------



                                                                                   YEAR ENDED DECEMBER 31,
                           --------------------------------------------------------------------------------

                                               2001                        2002                       2003
                           -------------------------  -------------------------- --------------------------

                           INCOME       EXPENSE       INCOME        EXPENSE      INCOME        EXPENSE
                           ------------ ------------  ------------  ------------ ------------- ------------
INCOME STATEMENT
  Operating revenues            23,336                     31,016                      22,963
  Financial expenses                         10,292                     129,424                     79,676
                           ------------ ------------  ------------  ------------ ------------- ------------

                                23,336       10,292        31,016       129,424        22,963       79,676
                           ============ ============  ============  ============ ============= ============


21  SUPPLEMENTARY INFORMATION -
    VALUATION AND QUALIFYING ACCOUNTS

                                                                  ADDITIONS        DEDUCTIONS
                                                 BALANCE AT      CHARGED TO       CREDITED TO        BALANCE
                                                  BEGINNING       COSTS AND         COSTS AND         AT END
DESCRIPTION                                         OF YEAR        EXPENSES          EXPENSES        OF YEAR
-----------------------------------------   ----------------  --------------   ---------------   ------------

2003
Allowances deducted from related balance sheet accounts:
  Accounts receivable                                 1,161           1,996                            3,157
  Inventories                                         2,154           1,801             1,846          2,109
  Investments (other assets)                            801                                              801

2002
Allowances deducted from related balance sheet accounts:
  Accounts receivable                                   317             863                19          1,161
  Inventories                                         2,615                               461          2,154
  Investments (other assets)                            801                                              801


2001
Allowances deducted from related balance sheet accounts:
  Accounts receivable                                   446                               129            317
  Inventories                                         4,841                             2,226          2,615
  Investments (other assets)                            801                                              801
  Deferred income tax                                 2,474                             2,474


                                                       *   *   *

                                      F-40