Form 20-F
period 2004-12-31
ARACRUZ CELLULOSE S A
filed 2005-06-30
CIK 883952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-11005

ARACRUZ CELULOSE S.A.

(Exact name of Registrant as specified in its charter)

Aracruz Cellulose

(Translation of Registrant’s name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Lauro Müller, 116, 40th floor

22299-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:

American Depositary Shares (as evidenced by American Depositary Receipts), each representing ten shares of Class B Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

455,390,699	Shares of Common Stock
38,022,178	Shares of Class A Stock
539,141,243	Shares of Class B Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒       No                  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐       Item 18   ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman

Greenberg, Traurig LLP

Met Life Building

200 Park Avenue

New York, NY 10166

TABLE OF CONTENTS

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON ARACRUZ
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III

ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS

i

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•                  “U.S. dollars,” “$” or “US$” are to United States dollars;

•                  “reais,” “real” or “R$” are to Brazilian reais, the official currency of Brazil;

•                  “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•                  “consolidated financial statements” are to the Consolidated Financial Statements of Aracruz Celulose S.A. at December 31, 2003 and 2004 and the corresponding Report of Independent Registered Public Accounting Firm;

•                  the “Company,” “Aracruz,” “we,” “us” and “our” are to Aracruz Celulose S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•                  “our preferred shares” and “our common shares” are to our authorized and outstanding preferred stock and common stock, respectively;

•                  “Class A Stock” and “Class B Stock” are to our non-voting preferred stock class A (ações preferenciais classe A) and non-voting preferred stock class B (ações preferenciais classe B), respectively, which together are referred to as the Preferred Shares; and

•                  “tons” are to metric tons of 1,000 kilograms each.

As used in this annual report, one hectare equals approximately 2.471 acres, one kilogram equals approximately 2.2 pounds and one kilometer equals approximately 0.621 miles.

Unless otherwise indicated,

•                  all references in this annual report to percentages, tons and U.S. dollar or real amounts of pulp are to “market pulp”; and

•                  amounts in reais stated at a particular date and followed by U.S. dollar equivalents have been converted using the reais to U.S. dollars commercial selling rate in effect on such date.

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” may,” “are expected to,” “will,” “will allow,” “will continue,” “will likely result,” “should,” “would be,” “seek,” “approximately,” “intend,” “plan,” “project,” “estimate” or “anticipate,” or similar expressions or the negative thereof or other variations thereof of comparable terminology, or by discussions of strategy, plans or intentions.  In addition, all information included herein with respect to future operations, financial condition, financial performance or other financial or statistical matters constitute forward-looking statements.  Those forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be realized.  Such statements appear in a number of places in this annual report, including, without limitation, the information set forth under the headings “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding our intent, belief or current expectations or those of our directors or our executive officers with respect to:

•                  general economic, political and business conditions, both in Brazil and in our principal export markets,

•                  the declaration or payment of dividends,

•                  our direction and future operation,

•                  the implementation of our principal operating strategies, including our potential participation in acquisition or joint venture transactions or other investment opportunities,

•                  the implementation of our financing strategy and capital expenditure plans,

•                  the development of solid wood products, or

•                  the factors or trends affecting the pulp and paper market (including its cyclical nature and our financial condition or results of operations).

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

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp industry.  We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable.  We derive this third-party information principally from reports published by the International Pulp Statistical Committee, which includes the American Forest Paper Association, the Canadian Pulp & Paper Association, the Finnish Forest Industry Federation and the Brazilian Pulp and Paper Association, or Bracelpa, and reports published by Hawkins Wright Ltd., or Hawkins Wright.  Although we have  no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.                                    Selected Financial Data

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.  Because we exported approximately 98% of our production in 2004 and operate in an industry that uses the U.S. dollar as its currency of reference, our management believes that the U.S. dollar is the most appropriate currency in which to present our financial statements.  Accordingly, we decided to present our primary U.S. GAAP financial statements in U.S. dollars beginning in 1994.  For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

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

Pursuant to SFAS 52 as it applies to us, inventories, property, plant and equipment, accumulated depreciation and stockholders’ equity are remeasured at historical rates of exchange, and other assets and liabilities denominated in reais are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the applicable exchange rate on the date of sale. Cost of sales, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other statement of operations accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

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

The following table presents our selected financial data as of the dates and for each of the periods indicated.  Our U.S. GAAP financial statements as of December 31, 2002, 2003 and 2004 appear elsewhere herein, together with the reports of the Independent Registered Public Accounting Firms, PriceWaterhouseCoopers Auditores Independentes, Rio de Janeiro, Brazil (2002 and 2003) and Deloitte Touche Tohmatsu Auditores Independentes Rio de Janeiro, Brazil (2004). The selected financial information at December 31, 2000 and 2001 has been derived from our U.S. GAAP financial statements, not included in this annual report. The selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(thousands of U.S. dollars, except number of shares and per share amounts)
Statement of Operations Data
Operating Revenues
Sales of eucalyptus pulp
Domestic	$43,601	$23,579	$17,126	$42,401	$66,083
Export	800,634	583,365	700,622	1,056,498	1,256,648
Total sales	$844,235	$606,944	$717,748	$1,098,899	$1,322,731
Sales taxes and other deductions	(63,240)	(32,589)	(48,765)	(95,829)	(155,618)
Net operating revenues	$780,995	$574,355	$668,983	$1,003,070	$1,167,113
Operating costs and expenses
Cost of sales	$412,313	$420,606	$468,875	$592,555	$700,333
Selling	21,492	23,253	28,242	38,617	53,850
Administrative	22,454	22,012	22,302	22,762	31,072
Provision for loss on ICMS credit		10,754	45,093	23,178	22,859
(Gain)/Loss and provision for loss sale of property, plant and equipment and spare parts inventories	4,826	9,555	1,534	4,401	6,490
Other, net	7,152	5,252	7,434	14,383	(4,141)
Total operating costs and expenses	$468,237	$491,432	$573,480	$695,896	$810,463
Operating income	$312,758	$82,923	$95,503	$307,174	$356,650
Non-operating (income) expenses
Equity in results of affiliated company	$1,313	$(1,195)	$(6,076)	$6,844	$11,568
Financial income	(64,849)	(54,749)	(61,611)	(43,037)	(56,123)
Financing expense	101,461	70,215	82,014	108,209	119,976
Loss (gain) on currency remeasurement, net	(8,812)	18,029	(14,888)	(41,955)	(16,197)
Other, net	(131)	(214)	(276)	(92)	(67)
Total Non-operating (income) expenses	$28,982	$32,086	$(837)	$29,969	$59,157
Income (loss) before income taxes	$283,776	$50,837	$96,340	$277,205	$297,493
Income tax expense (benefit)
Current	$40,461	$35,722	$(23,988)	$106,549	$42,746
Deferred	41,604	(2,992)	8,415	22,567	27,510
Total	$82,065	$32,730	$(15,573)	$129,116	$70,256
Net income	$201,711	$18,107	$111,913	$148,089	$227,237

Basic and diluted earnings per share(1)
Class A Stock	$0.20	$0.05	$0.11	$0.15	$0.23
Class B Stock	0.20	0.02	0.11	0.15	0.23
Common Stock	0.18	0.01	0.10	0.14	0.21
Dividends per share
Class A Stock	$0.06 (2)	$0.06 (3)	$0.08 (4)	$0.11 (5)	$0.12	(6)
					$0.09	(7)
Class B Stock	0.06 (2)	0.06 (3)	0.08 (4)	0.11 (5)	0.12	(6)
					0.09	(7)
Common Stock	0.05 (2)	0.06 (3)	0.07 (4)	0.10 (5)	0.11	(6)
					0.08	(7)
Weighted-average number of shares outstanding (thousands of shares)
Class A Stock	40,903	40,651	40,395	39,819	38,074
Class B Stock	552,889	536,512	536,768	535,969	537,711
Common Stock	454,908	454,908	454,908	454,908	454,908
Total	1,048,700	1,032,071	1,032,071	1,030,696	1,030,693

(1) Holders of Class B Stock have no dividend preference.  Holders of Class A Stock are entitled to an annual preferential dividend.

(2) Including the dividend declared on April 05, 2000 and paid on April 30, 2000.

(3) Including the dividend declared on March 30, 2001 and paid on April 12, 2001.

(4) Including the dividend declared on April 30, 2002 and paid on May 13, 2002.

(5) Including the dividend declared on April 29, 2003 and paid on May 15, 2003.

(6) Including the dividend declared on April 29, 2004 and paid on May 14, 2004.

(7) Including the interest on stockholders’ equity declared on October 19, 2004 and November 16, 2004 and paid on November 11, 2004 and December 10, 2004, respectively.  The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2004, which were declared on  April 29, 2005

	At December 31,
	2000	2001	2002	2003	2004
	(thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$18,091	$20,125	$25,474	$66,284	$36,474
Other current assets	261,815	215,199	250,487	390,459	384,529
Short-term investments	323,032	405,493	248,455	285,991	412,110
Property, plant and equipment, net	1,664,322	1,913,191	2,000,071	2,270,369	2,133,896
Investment in affiliated company	79,698	80,893	87,107	382,318	480,940
Other assets	107,500	143,296	87,220	59,012	81,709
Total assets	$2,454,458	$2,778,197	$2,698,814	$3,454,433	$3,529,658
Short-term debt	272,042	325,855	182,680	392,088	152,934
Other current liabilities	55,035	99,425	55,824	121,591	121,872
Long-term debt	278,873	537,183	611,091	979,435	1,222,728
Other long-term liabilities	75,387	78,004	88,656	160,358	217,837
Stockholders’ equity	1,773,121	1,737,730	1,760,563	1,800,961	1,814,287
Total liabilities and stockholders’ equity	$2,454,458	$2,778,197	$2,698,814	3,454,433	3,529,658

Exchange Rates

The purchase and sale of foreign currency in Brazil is subject to governmental control.  As of March 4th, 2005 the two then existing foreign exchange markets - the free rate foreign exchange market, also known as the commercial market; and the “floating” rate foreign exchange market - were unified to become one single foreign exchange market  (the “Foreign Exchange Market”). Transactions in the Foreign Exchange Market shall comply with the provisions  set forth in the Resolution 3,265 and the regulations established by the Central Bank of Brazil.

The Foreign Exchange Market includes purchase and sale transactions of foreign currency and gold-based foreign exchange trades carried out by institutions authorized to operate on the Foreign Exchange Market by the Central Bank of Brazil.  From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar, pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure on the real did not ease, on January 15, 1999, the Central Bank allowed the real to float freely. On May 31, 2005, the commercial selling rate was R$2.4038   per US$1.00.  Since January, 1999 the real

exchange rate has been having an erratic trend, where the exchange rate is determined by demand and supply currency flows.

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average(1)	Year-End

1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3420	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004	2.6544	3.2051	2.8639	2.6544

Source:        Central Bank, PTAX.  PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

(1)                                  Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
	Low	High
Month Ended
December 31, 2004	2.6544	2.7867
January 31, 2005	2.6248	2.7222
February 28, 2005	2.5621	2.6320
March 31, 2005	2.6011	2.7621
April 30, 2005	2,5195	2,6598
May 31, 2005	2,3784	2,5146

Source:        Central Bank, PTAX.  PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

We pay cash dividends and make other cash distributions with respect to the Class B Stock in reais.  Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by holders of ADSs on conversion by the depositary of our ADSs, or the Depositary, of such distributions into U.S. dollars for payment to holders of ADSs.  For additional information, see “Item 10D. Exchange Controls.” For information on dividends, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

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

The Brazilian economy has been characterized by volatile economic cycles.  In addition, the Brazilian government frequently, and occasionally drastically, intervenes in the Brazilian economy.  The Brazilian government  has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy.  For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies.  The Company’s business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as:

•                  currency fluctuations,

•                  inflation,

•                  price instability,

•                  interest rates,

•                  tax policy, and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require the Company’s continued emphasis on assessing the risks associated with its activities and adjusting its business and operating strategy.  Future developments in Brazilian government policies or in the Brazilian economy, over which the Company has no control, may reduce demand for the Company’s products in Brazil, and adversely affect the Company’s business, financial condition and results of operations.

At the end of 2002, Brazil elected a new president from the Workers’ Party, Luís Inácio Lula da Silva, known as Lula.  In the period leading up to and following his election, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This initial uncertainty resulted in a loss of confidence in the Brazilian capital markets with a consequent significant devaluation of the real. Up to now, the new government has not departed in any material way from previous and responsible economic and monetary policies, which has caused a subsequent appreciation of the real.   Nevertheless, any substantial negative reaction to possible economic or monetary policy changes by the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.

Because a portion of our expenses and a significant portion of our assets and liabilities are denominated in reais and we have U.S. dollar-denominated revenues, debt and other liabilities, we may be adversely affected by foreign exchange rate volatility.    See “—Selected Financial Data—Exchange Rates.”

Our operating expenses are substantially denominated in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real.  On the other hand, any appreciation of the real against the U.S .dollar will generally increase operating expenses as expressed in U.S.dollars. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then our operating expenses may increase in U.S. dollar terms and, assuming constant U.S. dollar sales prices, our profit margins may decrease. As expressed in U.S. dollars s, any appreciation  of the real may produce exchange losses on unhedged debt denominated in reais. On the other hand, any devaluation of the real may produce exchange gains on unhedged debt denominated in reais.

In 2002, the depreciation of the real relative to the U.S. dollar totaled 52%, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown.  In 2003, the appreciation of the Real relative to the U.S. dollar was 18.2%. In 2004, the depreciation of the Real relative to the U.S. dollar was 8.1%.  From January 1, 2005 through May 31, 2005, the Real appreciated 9.4%.

Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us.  They generally curtail access to foreign financial markets and may cause government intervention, including recessionary governmental policies.  See “—Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.”  Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs.

Inflation and certain governmental measures to control inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil has historically experienced extremely high rates of inflation.  Inflation itself, as well as certain governmental measures to control inflation and market speculation about possible future measures, has in the past had significant negative effects on the Brazilian economy.  Our operating expenses are substantially denominated in reais and tend to increase in value with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency.  As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real.  If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar,  our operating expenses expressed in U.S. dollars may also increase and, assuming constant U.S. dollar sales prices, our profit margins may decrease.  In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase.   See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”

We may be impacted by governmental actions affecting the Brazilian markets and economy.

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector.  The Brazilian government owns or controls many companies, including some of the largest in Brazil.  For example, Banco Nacional de Desenvolvimento Econômico e Social – BNDES, which is owned by the Brazilian government, indirectly owned approximately 12.5% of our common stock as of December 31, 2004 and has, through a subsidiary, advanced approximately 17% of our total consolidated indebtedness as of such date.  See “Item 7B. Related Party Transactions.”

Developments in other emerging markets may adversely affect the market price of our preferred shares and ADSs.

The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.  Although economic conditions are different in each country, investors’ reaction to developments in one country can have an effect on the securities of issuers in other countries, including Brazil.  Developments or conditions in other emerging market countries have, at times, significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

Developments in the international financial markets, in the future, may adversely affect the Company’s financial condition and its ability to raise capital when needed.  There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the Company’s preferred shares or ADS.

Risks Relating to our Preferred Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies.  The Brazilian government imposed remittance restrictions for a number of months in 1989 and early 1990.  These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of our preferred shares into U.S. dollars and remitting the U.S. dollars abroad.  We cannot ensure that the Brazilian government will not take similar measures in the future.  See “Item 10D. Exchange Controls.”  Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required Brazilian governmental approval for conversion of real payments and remittances abroad in respect of the shares of Class B Stock underlying the ADSs.  In such case, the Depositary will hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Exchanging ADSs for the underlying Class B Stock may have unfavorable consequences.

The Brazilian custodian for our Class B Stock, or the Custodian, must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto.  If you decide to exchange your ADSs for the underlying Class B Stock, you will be entitled to continue to rely—for five business days from the date of the exchange—on the ADS Depositary’s electronic certificate of registration.  Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Stock, or distributions relating to the Class B Stock, unless you obtain your own electronic certificate of registration pursuant to Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, known as Resolution 2,689, which entitles foreign investors to buy and sell on the São Paulo stock exchange.  If you do not obtain a certificate of registration under Resolution 2,689, you may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of Class B Stock or distributions with respect thereto, and you will generally be subject to less favorable tax treatment on gains with respect to the Class B Stock.  If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process.  Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the Comissão de Valores Mobiliários, or the CVM.  These expenses or delays could adversely impact your ability to remit dividends or distributions relating to the Class B Stock or the return of your capital outside of Brazil in a timely manner.  If you decide to exchange your Class B Stock back into ADSs once you have registered your investment in the Class B Stock, you may deposit your Class B Stock with the Custodian and rely on the Depositary’s certificate of registration, subject to certain conditions.  See “Item 10D. Exchange Controls.”  We cannot assure you that the Depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, the disposition of the underlying Class B Stock or the repatriation of the proceeds from disposition could not be imposed in the future.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

Investments in securities, such as the Class B Stock or the ADSs, of issuers from emerging market countries including Brazil involve a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States.  These features may substantially limit holders’ ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so.  The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$341 billion as of December 31, 2004, and an average monthly trading volume of approximately US$419.7 million in 2004.  In comparison, the NYSE had a market capitalization of US$19.8 trillion as of December 31, 2004, and an average monthly trading volume of approximately US$46.1 billion for 2004.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented approximately 47.5% of the aggregate market capitalization of BOVESPA as of December 31, 2004.  The top ten stocks in terms of trading volume accounted for approximately 45.3% of all shares traded on BOVESPA.

Because we are subject to specific rules and regulations as a Brazilian company, holders of our ADSs have fewer and less well defined shareholders’ rights than investors in U.S. companies.

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

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions.  For example, certain provisions of the U.S. Sarbanes-Oxley Act of 2002 that apply to U.S. companies do not apply to us.  In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs.  When compared to Delaware general corporation law, the Brazilian corporate law and practice have less detailed and less well established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions.  In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have the necessary standing to bring shareholders’ derivative suits.  Shareholders ordinarily do not have standing to bring a class action.

Also, in accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances.  See “Item 10B. Memorandum and Articles of Association.”

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

We are incorporated under the laws of Brazil.  All of our directors and executive officers, and the experts named in this annual report, reside outside the U.S. Substantially all of our assets, and our directors’ and officers’ assets and such experts’ assets are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, we have been advised by our Brazilian counsel, that there is doubt that the courts of Brazil will enforce against us, our officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Brazilian courts based upon the federal securities laws of the U.S.

Risk Factors Relating to Aracruz and the Pulp Industry

The market prices for our products are cyclical.

The prices we are able to obtain for our pulp depend on prevailing world prices for market pulp.  Worldwide pulp prices have historically been cyclical, subject to significant fluctuations over short periods of time, due to a number of factors, including:

•                  worldwide demand for pulp products,

•                  worldwide production capacity,

•                  the strategies adopted by major pulp producers, and

•                  the availability of substitutes for our products.

All of these factors are beyond our control.  After reaching a peak in the middle of 1995, market pulp prices continued to fall through the first quarter of 1999, due primarily to a significant drop in demand, although market prices began to increase beginning in the second quarter of 1999 and continued to increase through the second half of 1999 and early 2000.  In the second half of 2000, market prices of pulp were flat for the whole period.  Weak demand and excess inventories in the hands of pulp producers caused eucalyptus pulp list prices to fall at the end of March 2001.  Market conditions remained difficult through 2002, with Europe being the most challenging market.  In 2002 the average list price of BEKP in North America decreased 8% compared to the average list price in 2001; this was primarily due to the slowdown in the growth of the major economies which began in 2001 that continued to negatively impact the global demand for paper throughout 2002.  Global product availability was limited due to pulp production curtailments as a result of inventory adjustments, maintenance and bad weather conditions in the Northern Hemisphere. At the same time, pulp demand remained relatively stable in the majority of the markets, except in Asia and especially in China, where demand was above levels of the previous year. Consequently, global pulp inventories were driven down to below the historic level. In 2003, shipments of BEKP increased the most when compared to other grades. From January to November 2003, deliveries grew 14%, mainly to Asia and Western Europe. This compares with relatively flat shipments of northern hardwood and a 9% decline in southern hardwood. Over the course of the fourth quarter, an increase of approximately 300,000 tons in the aggregate stocks (5.5 million tons at the end of December) put pressure on pulp prices, resulting in a $10 – $20/ton erosion of list prices in December. In 2003 the average list price for BEKP was US$ 540/t. In 2004, shipments of BEKP grew by 11%. A more favorable economic situation, strong growth in demand for printing and writing paper, and the increase in the production of tissue paper were the main factors leading to this strong growth. In 2004, the average list price for BEKP (North America delivered) was US$ 559/t. Demand for BEKP continued strong through the first quarter of 2005 as expected, with shipments registering an increase of 7% until February 2005. This strong demand has permitted the implementation of price increase, the average list price for BEKP (North America delivered) in the first quarter of 2005 was US$ 595/t.

The Company has long term supply contracts with various customers and no assurance can be given that the prices for pulp or paper will stabilize or not decline further in the future, or that demand for the Company’s products will not decline in the future.  As a result, no assurance can be given that the Company will be able to operate its production facilities in a profitable manner in the future.  The Company’s results of operations would be materially adversely affected if the price of its product were to decline significantly.  See also “Item 4B. Business Overview—Market Overview.”

We face significant competition, which may adversely affect our market share.

The pulp industry is highly competitive.  In the international pulp markets, we compete with larger competitors that have greater financial strength, higher production capacities and access to cheaper sources of wood.

In addition, most markets are served by several suppliers, often from different countries.  Many factors influence our competitive position, including plant efficiencies and operating rates in relation to our competitors, and the availability, quality and cost of wood, energy, chemicals and labor.  To the extent that pulp from other hardwoods can be substituted for the more expensive bleached eucalyptus kraft market pulp, we also compete with producers in the broader segment of the pulp market.  Some of our competitors in this market have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do.  If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.  See “Item 4B. Business Overview—Competition.”

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

The Company is subject to stringent environmental laws and regulations in Brazil on the national, state and  local levels.  Changes in environmental laws and regulations or changes in the policy of enforcement of existing environmental laws and regulations could adversely affect it.  The Company’s operations are supervised by governmental agencies that are responsible for the implementation of pollution control laws and policies.  These agencies could take action against the Company if it failed to comply with applicable environmental regulations.  These actions could include the imposition of fines and revocation of licenses and concessions.

Although changes in laws and regulations apply only prospectively under Brazilian law, it is possible that the relevant legislatures and/or governmental agencies will impose additional regulations or seek a more stringent interpretation of existing laws and regulations that would require the Company to spend additional funds on environmental matters or limit the Company’s ability to operate as it currently does.  In addition, such actions by such governmental bodies could impose additional costs to be borne by the Company when it renews existing licenses or applies for new ones.

Actions by federal or  state legislature may adversely affect our operations.

In September 2001, the legislature of the State of Espírito Santo, where we own approximately 167,800of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the state.  In June 2002, this law was declared to be unconstitutional by a provisional decision of the Brazilian Federal Supreme Court, and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Brazilian Confederation of Agriculture and Cattle Raising.  The Company believes that such provisional decision will be upheld by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar laws will not be enacted  that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

On March 13, 2002, the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of our permits and the acquisition of our properties from the date  we began our operations in Espírito Santo.  As the procedures in the investigation were not concluded within the prescribed time period for such a type of investigation, the commission was terminated without issuing a final report.  The Company is confident that it has obtained all necessary permits and that all our property was legally acquired strictly in accordance with all laws and regulations. However, we cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause us to incur significant expense and divert management’s attention.

In May 2003 the Human Rights Commission of the Brazilian House of Representatives (“Câmara dos Deputados”) created a Working Group to discuss the alleged violation of economic, social, cultural and environmental rights in the eucalyptus plantations in the State of Espírito Santo. Among other issues, several complaints involving the Company were discussed. Representatives of the Company participated in a Public Hearing and presented to the Commission extensive reports, information, evidence, technical studies and governmental and judicial decisions that demonstrate that the complaints were unjustified. The Working Group was terminated without issuing a final report.  However, the Company cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause the Company to incur significant expense and divert management’s attention.

If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer.  Some of our competitors may be better positioned to acquire other pulp and paper businesses.

•                                          The Company, as part of its business strategy, recently made a major acquisition by purchasing Riocell and may acquire other businesses in Brazil or elsewhere. In addition, the Company has made a significant joint venture investment in Veracel and may enter into other similar arrangements or alliances with third parties.   Our management is unable to predict whether or when any prospective acquisitions or alliances will occur.  Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including the availability of businesses for sale.  Acquisitions and similar joint ventures or other arrangements have significant risks: we could fail to successfully integrate the operations, services and products of any acquired company;

•                                          we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

•                                          the acquisitions could increase our costs;

•                                          our management’s attention could be diverted from other business concerns; and

•                                          we could lose key employees of the acquired company.

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

Approximately 96.5% of our voting stock is owned by four principal shareholders, who have the ability to control the election of our board of directors and our direction and future operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the requirements under our by-laws and Brazilian corporate law, and the issuance of additional shares and other securities.  See “Item 7A. Major Shareholders.”

Dependence on Few Customers

The Company’s marketing strategy is to develop long-term relationships with customers that will purchase the Company’s production year after year.  In 2004, the Company’s ten largest customers accounted for approximately  72% of its sales (by volume) and the two largest customers accounted for 44% of the Company’s sales (by volume). See “Market Overview — Markets and Customers”.  The Company believes that the loss of either of these customers would have a material adverse effect on the Company’s results of operations.

Various other risks could have a material adverse effect on our financial results.

Our operations are subject to various other risks that affect our forests and manufacturing processes, including fire, port closings, disease and factory explosions. To date, the Company’s experience with such hazards has not had a material adverse effect on the Company. However, in the future, such hazards could have a negative effect on the Company’s financial results.

ITEM 4.  INFORMATION ON ARACRUZ

A.                                    History and Development of Aracruz

We conduct our operations under our legal and commercial name, Aracruz Celulose S.A.  We are a corporation (sociedade anônima), with unlimited duration, organized under the laws of the Federative Republic of Brazil.  As a Brazilian corporation, we operate under the provisions of the Brazilian corporate law.  Our headquarters and main operating unit  are located at Rodovia Aracruz - Barra do Riacho, kilometer 25, Municipality of Aracruz, State of Espírito Santo, Brazil, and its telephone number is 55-27-3270-2122.  Our principal office is located at Rua Lauro Müller, 116, 40th floor, 22299-900 Rio de Janeiro, State of Rio de Janeiro, Brazil, and its telephone number is 55-21-3820-8111. Our management has recently decided to relocate our principal office to the city of São Paulo, State of  São Paulo. Such decision is under implementation and is expected to be concluded early in the second half of 2005. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, NY 10011.  We maintain an Internet website at www.aracruz.com.br.  Information contained on our website is not part of this annual report.

Aracruz Florestal S.A., or AFSA, our predecessor, was incorporated in 1967, for an unlimited duration, to plant eucalyptus forests.  AFSA became a subsidiary of Aracruz in 1972 when Aracruz was incorporated, and on July 20, 1993, AFSA was merged into Aracruz.

We commenced pulp production operations in September 1978 , using a single production line (“Fiberline A”) with a nominal production capacity (i.e., the production capacity for which the mill was designed) of approximately 400,000 tons of pulp per year. In early 1991, we completed an expansion plan, known as the 1991 Expansion Project, which added a second production line (“Fiberline B”). This increased the  nominal capacity  of the Barra do Riacho Unit to approximately 1,025,000 tons per year.  In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From October 1995 to December 1998, we implemented the Modernization Project, which increased the Barra do Riacho Unit  nominal capacity to 1,240,000 tons per year, as well as our production efficiency.

We own 51% of Portocel Terminal Especializado de Barra do Riacho S.A., the company that operates the port terminal of Barra do Riacho, since January 1985. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and one of our competitors. From the privatization of the port terminal in 1985 until 2005 Portocel increased its storage capacity from 45,000 to 150,000 tons.

In 1997 we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A. (currently known as Aracruz Produtos de Madeira S.A., or APM), a joint venture between Gutchess International Inc. and we created in 1997 for the production of solid wood products. In October 2004 we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyerhaeuser Corporation. APM’s domestic sales policy remained unaltered and its overseas sales  continued to be Weyerhaeuser’s responsibility. We currently own one third of the shares of  APM.   See “—Business Overview—Aracruz Produtos de Madeira.”

In June 2000, our board of directors approved another expansion of the nominal production capacity of the Barra do Riacho Unit  by 700,000 tons per year, known as the Fiberline C Expansion Project. The Fiberline C Expansion Project involved the addition of a new pulp line and certain other modifications to existing equipment at the Unit in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, reaching full capacity in 2003. See “—Business Overview—Fiberline C Expansion Project.” The production volume resulting from the Fiberline C Expansion Project required an increase in the Company’s forest base of approximately 65,200 hectares of eucalyptus plantations. To meet this demand, in June 2000, the Company acquired Terra Plana, with assets comprised of 19,000 hectares of land appropriate for planting eucalyptus trees. From July 2000 through December 31, 2001, the Company acquired approximately 44,000 additional hectares of land in a number of separate transactions. Additionally, in September 2002, Bahia Sul and the Company signed, jointly with Companhia Vale do Rio Doce and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and the Company of forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests. The Company also entered into a three-year wood supply contract for with Veracel to provide a total of up to 3.85 million cubic meters wood for the Fiberline C Expansion Project until the new plantations reach maturity for harvesting. This contract terminated in the first half of 2004. During 2004, we were able to meet approximately 62% of our wood fiber requirements from our own eucalyptus forests. In 2005 we expect to meet approximately 84% of our wood requirements from our own eucalyptus forests.

 On October 10, 2000, we acquired a 45% stake in Veracel, a joint venture to grow eucalyptus trees on plantations and to build a pulp mill. On January 31, 2003, the Company acquired an additional 5% stake in Veracel, bringing its total stake to 50%. The remaining 50% interest in Veracel is owned by Stora Enso OYJ (“Stora Enso”).  Veracel grows eucalyptus on plantations in the State of Bahia, which has diversified the sources of the Company’s supply of wood for the Barra do Riacho Unit. This equity investment in Veracel achieved two objectives:  (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit’s operation and (ii) the opportunity to expand the Company’s business in the future from an operational base in Bahia that can potentially replicate its accomplishments in the State of Espírito Santo.  In May 2003, the Company and its joint venture partner decided to invest an additional US$940 million in Veracel to build a 900,000-ton capacity mill (the “Veracel Mill”) for the production of BEKP in the State of Bahia. Construction of the Veracel Mill was started at the beginning of the second half of 2003, and the  mill start up was in  May 2005. As of  March 31, 2005, a total of US$824 million had been committed to the project.

The Veracel pulp mill, from the cornerstone to the start-up at the beginning of May 2005, took 22 months to be completed. The mill has a nominal production capacity of 900,000 tons per year of bleached eucalyptus pulp. The output of the new plant will be sold in its entirety to the controlling shareholders, in the same proportion as their shareholdings (50% each). Production in 2005 is forecasted at 360,000 tons of pulp, half of it (180,000 tons) going to the Company. Of this amount, the Company expects to sell about 130,000 tons in 2005, with the balance being used to build inventory. In

2006, with the initial learning phase completed, the plant should attain full capacity. Transportation of the pulp from the Belmonte terminal in Bahia to the Portocel port terminal, in the state of Espírito Santo, a distance of approximately 450 km, will be carried out using sea-barges

The Veracel mill is expected to have the world’s lowest production cost for bleached eucalyptus market pulp, due to its modern equipment, low average forestry operations radius (50 km) and high forest productivity, and will be one of the largest single-line pulp production facilities of its type in the world. The project makes use of modern equipment, control systems and processes to preserve the quality of the environment.

Because of its location - distant from large urban centers - Veracel’s mill will contribute to the creation of jobs and income in a region where there are currently few opportunities. During the construction phase of the project, up to 12,000 direct and indirect jobs were generated. See “—Business Overview—Acquisition of Veracel” and Note 4 to the consolidated financial statements.

On May 30, 2003, the Company acquired all of the capital stock of Riocell S.A. (“Riocell”), a major producer of BEKP, from Klabin S.A. for an adjusted purchase price of US$567 million. Riocell owned and operated a mill (the “Riocell Mill”) with a capacity of approximately 400,000 tons per annum and owned approximately 40,000 hectares of eucalyptus plantations. On January 7, 2004, Riocell was merged into the Company and the Riocell Mill and related forestry assets are now operated as the Company’s Guaíba Unit.  See “ Business — Guaíba Unit”.

Capital Expenditures

The Company’s capital expenditures for 2004, 2003 and 2002 were US$94.5 million, US$118.7 million and US$260.7 million, respectively.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2004		2003		2002
	(in US$ millions)
Fiberline C Expansion Project	—		US$	55.8	US$	185.3
Siviculture and other forestry investments	US$	52.7	41.4		39.5
Forests (includes land purchase)	15.4		10.1		15.4
Improvements/industrial investments	20.9		3.2		9.4
Other	5.5		8.2		10.8
Total	US$	94.5	US$	118.7	US$	260.7

The US$160.8 million decrease in capital expenditures in 2002 compared to 2001 were primarily due to investments in the Fiberline C Expansion Project.

During the year 2003, we invested approximately US$118.7 million, of which US$55.8 million was devoted to the Fiberline C Expansion Project, US$3.2 million was devoted to ongoing industrial investments, US$51.5 million was devoted to silviculture and other forestry investments and US$8.2 million was devoted to other projects.

During the year 2004, we invested approximately US$94.5 million, of which US$68.1 million was devoted to silviculture and other forestry investments, US$17.9 million was devoted to ongoing industrial investments, US$3.0 million was devoted to Guaíba Unit optimization and US$5.5 million was devoted to other projects.

During 2005, the Company expects to invest approximately  US$132 million relates to industrial, forestry and other investments. Funding for these investments will derive mostly from the Company’s own cash generation.

B.                                    Business Overview

General

We are the world’s largest producer of bleached hardwood kraft market pulp. We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities. “Kraft” pulp is pulp produced in a chemical process using sulphate.

During 2004, we produced approximately 2,497,000 tons of BEKP, a 11% increase from 2003 when we had produced approximately 2,250,000 tons of BEKP, which was a 36% increase as compared to 2002 when it had produced approximately 1,656,000 tons of bleached eucalyptus pulp. Pulp sales for 2004 were approximately 2,450,000 tons, a 14% increase as compared to 2,149,000 in 2003, which had represented a 36% increase when compared to 2002 pulp sales of 1,585,000 tons. Export pulp sales in both the years 2003 and 2004 were approximately 98% of total sales.  See “—Markets and Customers” and “—Competition.”

From 1979 to 2004 the Aracruz’s pulp production volume had a compound annual growth rate of 9.1% p.a., and the Company expects to reach  in 2006 a total pulp production volume of  3,060,000 tons (including 50% of Veracel pulp production volume).

Our production facilities at Barra do Riacho unit consist of a eucalyptus pulp mill which has three production lines (Fiberlines A, B and C). The Fiberlines A and B have each two bleaching, drying and a total of five baling lines for both Fiberlines. The Fiberline C which began production in May 2002 has one bleaching  line, one drying line and  three baling lines.  We also have a pulp mill in our Guaíba Unit which has a single production unit with one bleaching line, one drying line and one baling lines. The Guaiba Unit industrial facilities are currently being upgraded with the purpose of increasing its production capacity. See “Business Overview - Guaiba Unit”.

We own approximately 414,600  hectares of forest and other land in the States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which over 252,400 hectares are planted with eucalyptus forests. The Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, of which 51% are owned by us.  The Guaiba Unit is located approximately 160 nautical miles from the Rio Grande port and the pulp is transported from the mill thereto by barge through the lake Lagoa dos Patos. See “—History and Development of Aracruz” above.

We believe that we are one of the lowest-cost producers of bleached kraft market pulp in the world. Our low production costs relative to some of our competitors are due to a number of factors, including:

•                  economies of scale,

•                  advanced forestry techniques in managing the planting processes,

•                  the comparatively short harvest cycle of our trees, and

•                  lower energy and chemical costs.

During 2004, we were able to meet almost approximately 62% of our wood fiber requirements from our own eucalyptus forests.  Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years after plantation, while harvest cycles for other types of hardwood trees in the southern United States, Canada and Scandinavia can range from 25 to 70 years.  Harvest cycles for our principal non-Brazilian competitors in the eucalyptus pulp market, which are located in Spain, Portugal and Chile, are approximately eight to ten years.  See “—Raw Materials—Wood” and “—Competition.”  We internally produce approximately 97% of our electrical energy requirements, mainly from by-products of our pulp production process, and recycle the greater part of the chemicals used at the Units.  See “—Raw Materials—Energy.”

Business Strategy

The key elements of our mission statement are:

•                  Leveraging our competence in renewable forestry uses,

•                  Developing products that add value for our customers,

•                  Creating development opportunities for our employees, and

•                  Observing the principles of sustainable development.

In 2004, the Company made progress in the implementation of its strategy of combining sustainable growth with continuous efforts to boost operational excellence. Our strategic objective is to substantially increase Aracruz’s share of the global hardwood pulp market over the coming years and to continue to be one of the lowest cost producers in the sector, adding value for shareholders and other stakeholders.

The following ongoing projects implement our business strategy:

•                  Economies of scale resulting from new capacity increases. Following the Modernization of Fiberlines A and  B, and the Excellence Project, both carried out in 1998, which improved Aracruz’s operational efficiency and enabled the Company to reduce costs, and the Fiberline C Expansion Project, which in the middle of 2002 increased our nominal production capacity to over 2,000,000 tons per year, Aracruz continued to deliver growth through the acquisition from Klabin S.A., in 2003, of Riocell , with its nominal production capacity of  approximately 400,000 tons of bleached eucalyptus market pulp and 40,000 tons of printing and writing paper, and through the Veracel project, a pulp mill for the production of bleached eucalyptus kraft market pulp in Eunápolis, in the state of Bahia, with a nominal capacity of 900,000 tons per year, which started up in May 2005.Those Projects rely on our technology advances and benefits from our existing overhead and management structure, which has absorbed the new activity  without significant additional fixed costs. These enhancements will enable us to reduce pulp costs and improve quality levels in the new production unit. “

•                  Improvements in forestry technology using advanced genetic techniques, which will result in an increase in the forest yield. As a result of the ongoing forest improvement program, we planted new eucalyptus clones in 2004 that display greater pulp potential productivity per hectare as well as wood quality that is better suited to the requirements of our customers. The performance of these clones was monitored throughout the year and those presenting the best adaptation to Aracruz’s environmental conditions will be used on a large scale as of 2005. We made progress in forest sustainability, especially regarding the most effective use of water and nutrients, soil conservation and maintenance of biodiversity

•                  Optimization of transportation logistics.  Transportation of wood to the mills comprises a large portion of the cost of our pulp production. Improve in transportation logistics and costs are a priority for the Company.  At the end of 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems—Maritime and Rail—, the main objective of which is to enhance logistics and further integrate our Mill-Port-Forest system. In 2004, coastal shipping delivered 13% of the total wood consumed at the Barra do Riacho Unit. With the entry into service of another tug and barge next year, the annual shipping capacity is expected to reach 3.4 million tons, representing 42% of total wood transportation. Each barge has a wood-carrying capacity of 5,000 tons. As well as optimizing transport costs, their use eliminated some 40,000 truck journeys along the BR 101 highway in 2004, reducing traffic on the road and cutting emissions of greenhouse gases as a result of lower fossil fuel consumption

•                  Improve business process management with state-of-the-art information technology in order to improve efficiency and reduce costs. We use mySAP.com(R) platform supplied by SAP to control, simplify and integrate our business process within all our sites and also to implement connectivity with our customers and suppliers. We are currently making improvements in all our applicable systems in order to comply  with Sarbanes-Oxley demands.

•                  Increase of competitiveness.  The competitiveness of our business operations, combined with our significant cash generation capabilities, has led us to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations either through acquisitions or expansion of existing capacity, and/or further acquisitions of additional forests.

Fiberline C Expansion Project

The Fiberline C, our third pulp operational unit, began operations at the end of May 2002, after being completed in 17 months (two months ahead of schedule) at a lower cost than originally budgeted.

With nominal capacity of 700,000 tons per year as of December 31, 2003, the cost of the new line was US$477 million (net of ICMS tax). The volume of production during year 2004 by the Fiberline C totaled 780,000 tons, an increase of  11% over nominal capacity. In January 2005, the facility reached a monthly production record of 72,078 tons.

The new production volume resulting from the Fiberline C Expansion Project required an increase in our forest base of approximately 65,200 hectares of eucalyptus plantations, which were acquired between June 2000 and December 2004 through separate transactions. Additionally, in September 2002, Bahia Sul and we signed, jointly with Companhia Vale do Rio Doce and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and us of  forestry assets comprising approximately 40,000 hectares of gross lands that include around 28,000 hectares of eucalyptus-planted forests.

In order to meet the expected increase in production arising from the Fiberline C Expansion Project, we built a port facility in Caravelas, State of Bahia, and expanded our port facility in Barra do Riacho, State of Espírito Santo.

Acquisition of Veracel

On October 10, 2000, we entered into two stock purchase and sale agreements pursuant to which we acquired a 45% stake in Veracel, a joint venture between Stora Enso OYJ and Odebrecht to grow and manage eucalyptus plantations and to build a pulp mill. One agreement, for the amount of approximately US$72 million, was entered between the Company and Odebrecht for the acquisition of 40% of the total outstanding capital stock of Veracel. The other agreement, for the amount of approximately US$9 million, was entered between the Company and Stora Enso Treasury Amsterdam B.V. for the acquisition of an additional 5% of the total outstanding capital stock of Veracel. On January 31, 2003, Odebrecht sold its 10% stake in Veracel to Stora Enso OYJ and us. We acquired shares representing 5% of the total outstanding capital stock of Veracel for US$9.7 million, resulting in 50% stake for each shareholder. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit’s operation and (ii) the opportunity to grow our business in the future from an operational base in Bahia that can potentially replicate our accomplishments in the State of Espírito Santo.

Under both stock purchase and sale agreements, we have agreed to indemnify the relevant counterparty for certain liabilities and/or damages which such counterparty may incur as a result of a breach by us of the representations and warranties or a default by us under a covenant under those agreements.

In May 2003, Stora Enso and we approved the construction of Veracel’s pulp mill for the production of  BEKP in Eunápolis, in the State of Bahia. The mill will have a nominal capacity of 900,000 tons per year, and the overall investment is budgeted at US$1.24 billion Veracel will be one of the largest and most advanced single-line pulp mill in the world.

The Veracel Project has obtained commitments for long-term direct funding from development banks in the amount of approximately US$650 million, being US$500 million from BNDES and US$150 million from the European Investment Bank (EIB) and the Nordic Investment Bank (NIB).  The funding of the Veracel Project is expected to consist of 50% equity and 50% loans from Brazilian and international development agencies. The Company is a several guarantor of 50% of the indebtedness incurred by Veracel, including indebtedness in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At December 31, 2004 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$251.6  million.

The construction of the mill was started at the beginning of the second half of 2003, and the operational start-up was  in May 2005.  The project was carried out under an EPC (Engineering, Procurement and Construction) concept and requires the prior implementation of a qualification program to enable the local workforce to take part in the construction of the pulp mill. The equipment and services necessary for the project were  contracted mostly from Brazilian suppliers.

In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders’ agreement, or the Original Veracel Shareholders’ Agreement, which sets forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel.  The Original Veracel Shareholders’ Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice is given by any party to the Original Veracel Shareholders’ Agreement. The Original Veracel Shareholders’ Agreement will terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Original Veracel Shareholders’ Agreement provides that Veracel will at all times during its term have a board of directors comprised of five members, of which (i) two will be elected from individuals appointed by Stora Enso, (ii) two will be elected from individuals appointed by us and (iii) one will be elected from individuals appointed by Odebrecht. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) will each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel.  The Original Veracel Shareholders’ Agreement also provides that neither we nor Stora Enso may transfer (which includes the creation of liens) any of their respective common shares of Veracel other than (i) prior to the decision to build Veracel’s pulp mill, or the Implementation Decision, and (ii) if the Implementation Decision is made, after the second anniversary of the start-up of Veracel’s pulp mill. We each have a right of first refusal if the other party wishes to transfer all of its common shares of Veracel before the Implementation Decision.  Under the Original Veracel Shareholders’ Agreement, Odebrecht may not transfer any of its common shares of Veracel other than (i) on or prior to December 31, 2002, if there has been no Implementation Decision, (ii) following the Implementation Decision, (iii) after the start-up date of Veracel’s pulp mill (if it is built) or (iv) after the second anniversary of the start-up of Veracel’s pulp mill (if it is built), provided that, in the case of the conditions described in (i), (ii) and (iii), Odebrecht will have the right to transfer all of its common shares of Veracel to the other shareholders of Veracel, for different prices, in accordance with the terms set forth in the Veracel Shareholders’ Agreement.  Any of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations, or with the prior written consent of each of the other Veracel Shareholders. The Original Veracel Shareholders’ Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Original Veracel Shareholders’ Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Original Veracel Shareholders’ Agreement also provides that we, so long as neither we nor any of our subsidiaries is a shareholder of Veracel, shall not acquire (or caused to be acquired) any interest in real property in Veracel. The same covenant applies to Veracel with respect to real property in our core area.

In connection with the further acquisition by us and by Stora Enso, on equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003 and as a consequence of the Implementation Decision adopted by the remaining shareholders, the Original Veracel Shareholders’ Agreement was amended. According to the amended agreement, or the Veracel Shareholders’ Agreement, the board of directors of Veracel is to be comprised of four members, of whom two will be elected from individuals appointed by Stora Enso, and  two will be elected from individuals appointed by us. The Original Veracel Shareholders’ Agreement provides that if any of the shareholders, known as the Defaulting Shareholder, fails to comply with any of its obligations regarding Veracel’s funding needs in connection with the business plan, the Investment Plan and Capital Contributions, the other shareholder (the Calling Shareholder) shall have the right to require the Defaulting Shareholder to transfer all (but not less than all) of its shares to the Calling Shareholder at a discounted market value calculated according to the provisions of the Original Veracel Shareholders’ Agreement. The Original Veracel Shareholders’ Agreement governs the management and operation of Veracel.

Guaíba Unit

On June 30, 2003 the Company announced that it had acquired Riocell S.A. (“Riocell”) from Klabin S.A., which operated the Riocell Mill situated in Guaíba, Rio Grande do Sul, in the south of Brazil, for an adjusted purchase price of US$567 million. As a consequence, Riocell was included in the Financial Information of the Company at and for the year ended December 31, 2003 included herein. On January 7, 2004, Riocell was merged into the Company  and is now operated as the Guaíba Unit of the Company.

The nominal production capacity of the Guaíba Unit is approximately 400,000 tons of BEKP and 40,000 tons of printing and writing paper, equipped with advanced environmental protection resources. The Guaíba Unit has approximately 65,787  hectares of forest and other land and 8,287  hectares of plantations are kept in association with third parties. The average distance of the wood supply to the mill is approximately 85 kilometers.

The Guaíba unit is now fully integrated into Aracruz: human resources, information technology, systems and processes. Several synergies were obtained mainly in logistics, sales and operations.

During the second half of 2004, the project to upgrade the Guaíba Unit’s industrial facilities was approved involving an investment of US$34 million. The project will improve product quality, reduce costs and increase production by 30.000 tons per year.

Aracruz Produtos de Madeira

As part of our earlier strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products.  In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., or APM, which then became our wholly owned subsidiary.  APM’s high-tech hardwood lumber sawmill, which is located in the State of Bahia, was commissioned in the first quarter of 1999 and started sales during the third quarter of 1999.  APM manufactures and markets Lyptus®, a new  concept renewable, high-grade hardwood lumber produced using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes.  The sawmill has a nominal production capacity of 44,000 cubic meters per year.  As of April 30, 2005, APM had nominated 11 sales representatives in major furniture markets in Brazil and was supplying an industrial customer base of nearly 150 manufacturers.

Having consolidated the production process and trained its workforce during the preceding two years, in 2001 APM sought to expand the presence of its Lyptus® brand of high-quality sawn wood in domestic and international markets while ensuring that its quality standards were maintained. In 2001, APM established a commercial partnership with the U.S.-based Weyerhaeuser Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus® in the North American markets.  This new partnership arrangement gave APM access to over 70 Weyco points of sale in the U.S. and Canada, increasing the presence of Lyptus® in one of the largest markets in the world for high-quality hardwood.  The first shipments to Weyco took place in the months of May and August 2001.  We have expanded the 2001 agreement with Weyco of the U.S. to extend sales of Lyptus® to the European and Asian markets, thus assuring the presence of the product in over 100 points of distribution in those regions.

The initial impact of this agreement was to increase Lyptus® sawn wood exports from 4.2% in 2001 to 10.6% in 2002, in addition to  47,223m2 of Lyptus® flooring.  In 2002 and 2003, 15% and 23,5%, respectively, of total production was exported. In 2004, 30% of total production was exported, and export sales accounted for 61% of the revenues  of APM.

Consistent with the strategies set forth above, in October 2004 we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of US$ 18,6 million. We currently own one third of the shares of  APM and have certain voting rights as set forth in APM Shareholders’ Agreement.

The Board of Directors of APM approved in February 2004 a 5 year business plan, which comprises the expansion of the sawmill nominal production capacity to 95,000 cubic meters per year and investments in the amount of up to US$ 10,3 million, of which US$ 1,35 million have been committed for 2005.

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

The pulp manufacturing process also can determine a pulp’s suitability for particular end-uses.  Chemical pulp refers to pulp made using chemical processes to dissolve the lignin and other organic materials holding the wood fibers together.  Among the various chemical processes, the most common is the “kraft” process, which is used by us to produce our pulp.  The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp especially well suited for manufacturing printing and writing papers, specialty papers and tissue papers.  Pulp producers may sell their pulp in the worldwide market or use it internally to manufacture various types of papers.

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissues.  Unbleached pulp, which is brown in color, is used in the production of wrapping papers, corrugated containers and other paper and cardboard transportation materials.

As a result of the variety of wood types and processes used to produce pulp, which have evolved significantly over time, the pulp market has become increasingly specialized in terms of technical characteristics.  Many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity and brightness, are exhibited by hardwood and, particularly, eucalyptus pulp.  In addition, the increasing specialization of paper manufacturers has resulted in many such manufacturers developing their own customized mix of pulp inputs, also known as furnish, for use in their paper manufacturing.  Furthermore, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and to rely on a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.  Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1994 to 2004. Over the same ten-year period, the annual rate of growth in demand for bleached eucalyptus pulp was estimated at 6.9%, while the annual rate of growth in demand for hardwood pulp during the same period was estimated at 4.6% and the market for softwood for the same period was estimated at a 2.5% annual rate.

Eucalyptus is only one of many types of hardwood used to make pulp.  Eucalyptus trees generally grow straight and have few branches.  This allows for dense growth, easy harvesting and less need for pruning.  Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 44% in 2004) primarily due to its high quality, and because of properties, such as its softness, opacity and printability.

International Markets

From 1992 to 2004, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 4.3% per year, from 13.2 million tons to 22 million tons.  The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 3.9 million tons from 2000 to 2004.  Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth.  Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 11.5 million tons in 1992 to 20.8 million tons in 2004.  Consumption of market pulp is concentrated mainly in Europe, North America and Asia.  In 2001, demand for bleached hardwood kraft market pulp amounted to approximately 7.1 million tons in Europe, 2.6 million tons in North America and 6.4 million tons in Asia, 42%, 16% and 38%, respectively, of the world’s total demand.  In 2002, demand for bleached hardwood kraft market pulp amounted to approximately 7.9 million tons in Europe, 2.8 million tons in North America and 6.6 million tons in Asia, 44%, 15% and 36%, respectively, of the world’s total demand. In 2003, demand for bleached hardwood kraft market pulp amounted to approximately 8.4 million tons in Europe, 2.7 million tons in North America and 7.5 million tons in Asia, 43%, 14% and 39%, respectively, of the world’s total demand.  In 2004, demand for bleached hardwood kraft market pulp amounted to approximately 9 million tons in Europe, 2.7 million tons in North America and 8 million tons in Asia, 43%, 13% and 40%, respectively, of the world’s total demand.   In 2001, we supplied approximately 475,000 tons or 7% of the total European demand, approximately 480,000 tons or 18% of the total North American demand, and approximately 306,000 tons, or 5%, of the total Asian demand.  In 2002, we supplied approximately 637,000 tons, or 8%, of the total European demand, approximately 623,000 tons or 23% of the total North American demand, and approximately 280,000 tons, or 4%, of the total Asian demand. In 2003, we supplied approximately 765,000 tons or 9% of the total European demand, approximately 690,000 tons or 26% of the total North American demand, and approximately 470,000 tons or 7% of the total Asian demand. In 2004, we supplied approximately 1,004,000 tons or 11% of the total European demand, approximately 833,000 tons or 30% of the total North American demand, and approximately 540,000 tons or 7% of the total Asian demand.

The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, all of which may significantly affect pulp prices and thereby our profitability.  The price of pulp generally increases as economies expand around the world.  Strong demand during most of the 1980s caused the market price per ton of bleached eucalyptus kraft market pulp delivered in the United States by us to peak in 1989 at US$775 per ton.  A global recessionary environment and a substantial increase in worldwide pulp supply during the early 1990s led to a sharp decline in the prices of market pulp, reaching US$410 per ton in December l993, the lowest price level since 1983.  Prices began to increase in the second quarter of 1999 through the second half of 1999.  In 1999, the average price per ton of bleached eucalyptus kraft market pulp delivered in the United States was US$522, an increase of approximately 1.3% as compared to 1998.  In 2000, prices continued increasing during the first half of the year, led mainly by the strong demand in Europe.

However, in the second half of 2000, prices remained stable.  The average  price per ton of bleached eucalyptus kraft market pulp delivered in the United States was US$665, an increase of approximately 27% as compared to 1999.

While the Company’s volume of pulp sales during 2002 was higher than in 2001 or 2000, the price of pulp declined throughout 2002.  The Company’s average list price decreased 8.2% in 2002 compared with the average in 2001, primarily due to the slowdown in the growth of the major economies, which began in 2001 and continued to negatively impact the global demand for paper throughout 2002.

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

In the beginning of 2004 prices were still under pressure, but with the pick up of paper demand and adequate inventories, prices were able to reach its peak by June and July at US$ 595 (North America delivered) . In the middle of third quarter the absence of the Chinese buyers in the market once more depressed prices which ended 2004 at US$555 North America delivered.

The pick up in demand in the beginning of 2005, combined with pulp mill closures have permitted the implementation of price increase in the first quarter of the year which reached list price of US$ 615 per ton (North America delivered)  by  the end of March 2005.

The following chart shows, for the periods indicated, average annual prices for BEKP produced by us as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

BEKP -NBHK - SBHK List Prices

North America Delivered (US$/ton)

(Note: prices are expressed as simple arithmetic average for the year)

Sources: For all eucalyptus pulp prices and for 2000 southern and northern hardwood pulp prices, the Company’s databank; for 2001 northern and southern hardwood pulp prices, Hawkins Wright 2001; for 1988-99 southern and northern hardwood pulp prices, Hawkins Wright, November 2000.  For 2002, 2003, 2004 and First Quarter 2005 eucalyptus prices, the Company’s databank, and for southern and northern hardwood pulp prices, Hawkins Wright, December 2002, 2003 and 2004.

Domestic Market

In 2004, we supplied approximately 50,000 tons of the aggregate domestic demand for bleached eucalyptus kraft market pulp, compared to 36,000 tons in 2003. In the first quarter of 2005, the Company supplied 9,479 tons of the aggregate domestic demand for BEKP, compared to 5,903 tons supplied for the same period in 2004. Demand for bleached hardwood kraft market pulp in Brazil decreased from 530,740 tons in 1998 to 511,760 tons in 1999, due to the adverse economic situation in Brazil during most of 1999.  See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”  However, in 2000, the Brazilian economic scenario improved and the demand for bleached hardwood kraft market pulp reached 517,000 tons, an increase of 1% compared to 1999.  In 2001, the demand for bleached hardwood kraft market pulp reached 489,000 tons, a 5% decrease compared to 2000, primarily due to the energy rationing in Brazil, which had a negative impact on paper production.  In 2002, the demand for bleached hardwood kraft market pulp reached 512,000 tons, a 5% increase compared to 2001, primarily due to the paper production growth, mainly on the tissue segment (8.4%). In 2003 demand grew by 2% compared to 2002, reaching 520,579 tons, reflecting an increase in the tissue and printing and writing segments. In 2004 demand remained almost flat reaching 518,742 tons, still reflecting a positive scenario in the paper segment which started in 2003.

The six largest Brazilian producers of bleached hardwood kraft market pulp are:

•                  Aracruz Celulose S.A.,

•                  Celulose Nipo-Brasileira S.A., or Cenibra,

•                  Votorantim Celulose e Papel S.A,

•                  Suzano Bahia Sul Celulose S.A.,

•                  Jarí Celulose S.A., and

•                  Lwarcel Celulose e Papel

Together the six largest Brazilian producers accounted for 71% of total domestic sales in 2004, with us accounting for 10% of total domestic sales.  In the first three months of 2005, the six largest Brazilian producers accounted for 70% of the total domestic sales, with us accounting for 7%. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of its total sales volume in 2002 and 2003 as compared to 3% in 2001, and for the first quarter of 2004 its domestic sales volume of bleached hardwood kraft market pulp was 1% as compared to 2% in the same period in 2002, as a result of our increase in sales in international markets and other producers increasing their own share of the Brazilian market.  See “—Competition.”  Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be, correlated with international pulp prices.

Eucalyptus Forests

At December 31, 2004, we owned approximately 414,600 hectares of forest and other land in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which over 252,400  hectares are planted with eucalyptus forests. The average distance from our forest areas currently in use to the mills at Barra do Riacho Unit is 207 kilometers, while this distance at Guaíba Unit is 82 kilometers.  Because of the cost of transportation, the average distance from the forest to the mill has an important effect on our cost structure, and we have sought to reduce the distance in various ways, including by accelerating the substitution of cloned trees with higher productivity near the mills, as discussed in “—Raw Materials—Wood.”  We are always evaluating opportunities for acquiring land with forest closer to the mills in order to reduce the distance, and the associated costs, of hauling wood between the forest and the mills as well as any system of logistics that could reduce the cost of transportation, such as transportation by barges using our port facility in the state of Bahia.  See “—Business Strategy”.  Of the 414,600 hectares owned by us, approximately 252,400 hectares are currently used for the planting of trees to supply pulp production and solid wood production, approximately 133,000  hectares are reserved for preservation, approximately 17,900 hectares have been used in the construction of roads and the remainder is used for research and development and other activities.  Brazilian law requires that 20% of our land, at any given time, either remain uncultivated with eucalyptus trees or planted with indigenous species.

Throughout 2004, one of our principal objectives was to increase the Forestry Partners Program, for the establishment of new plantations to ensure the future supply of wood for our mills.  During 2004, we established approximately 18,000 additional hectares of eucalyptus plantation through this program.

At Barra do Riacho Unit we have a tree nursery capable of producing approximately 43 million seedlings per year and a research facility are located nearby as well. At Guaiba Unit our tree nursery is capable of producing 6,5 million in 2004 and there is a expectation  of expansion in 2005 to up to 10 million.

In 2004, we supplied  9,4 million cubic meter wood to our pulp mills, of which 6,3 million cubic meter came from our own eucalyptus forests  and 3,1 million cubic meters of wood were purchased from the market, including approximately 563,000  cubic meters  purchased through the Forestry Partners Program.

Raw Materials

Wood

We rely exclusively on planted eucalyptus trees to meet our pulp wood requirements.  Eucalyptus is a short-fibered hardwood that grows back from the stump after being cut, with each tree capable of regenerating twice.  Eucalyptus trees are among the fastest growing trees in the world.  Climate and soil conditions in Brazil allow for approximately seven-year eucalyptus tree harvest rotations as compared to eight to ten-year harvest rotations in Spain, Portugal and Chile.  As part of our growth strategy, we have sought to eliminate the need for external sources of wood and to maximize both the yield and quality of fiber grown on our timberlands through the application of advanced forestry technology.

We pioneered the use of cloned seedlings from rooted cuttings, a method also known as vegetative  propagation, to carry out large-scale planting of eucalyptus trees.  Our method of cloning results in trees whose fibers are more homogeneous, which we believe results in a more streamlined industrial process and higher-quality pulp.  Today, approximately 82% of our eucalyptus forests are grown from this type of seedling, considering our two operational Units (Barra do Riacho and Guaíba).  Rather than growing from seeds, clones are the “offspring” of  asexual propagation.  By means of this type of generation, the descendant receives the entire genetic code of the  original tree.  Accordingly, the risk of disease and pests can be lessened by choosing parent trees better adapted to the region.  Other benefits of vegetative propagation include less bark per cubic meter of wood and “self-pruning” trees  with fewer branches.

In terms of forestry productivity, the results indicate that a typical plantation  of ours grows 40 - 42 cubic meters of pulpwood per hectare per year,  and a typical eucalyptus tree grows an average of approximately three inches per week and will grow to a height of 90 feet in seven years, at which point it is harvested.

Through the development of cloned trees selected on the basis of certain characteristics, the Company was able to reduce its wood consumption per ton of pulp produced from 3.9 solid cubic meters under bark in 1985 to 3.5 solid cubic meters in 2004.  The optimal time to harvest the Company’s trees is  six to seven years from the time of planting.

Energy

Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy.  At the Barra do Riacho Unit approximately 97% and 98% of our electrical energy needs in 2003 and 2004, respectively, were met by burning by-products generated from the pulp production process compared with 79% in 1999.  At the Guaíba Unit approximately 95% and  89% of our electrical energy in 2003 and 2004, respectively, were generated  internally using methods similar to the ones used in Barra do Riacho Unit. The remainder of our energy needs was met through purchases of electricity, fuel oil and natural gas from third sources.

Chemicals

We use several chemicals in the pulp bleaching process.  Until December 1999, we maintained and operated an electrochemical plant on the same site as the mill at Barra do Riacho Unit to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.

On December 16, 1999, we entered into a series of transactions with Canadianoxy Chemicals Ltd. for the transfer of our electrochemical plant to a subsidiary of Nexen Inc., or Nexen, a Canadian company formerly known as Canadian Occidental Petroleum, for approximately US$61 million.  Nexen, with head offices in Calgary, Canada, is a major producer of sodium chlorate.  Its principal shareholder is Occidental Petroleum Corporation, which owns approximately 80% of its share capital.  The transfer closed on December 17, 1999.  The sale of the electrochemical plant, located adjacent to the mill in Barra do Riacho Unit, is part of our strategy to concentrate on our core business, transferring the production of chemicals to a specialized producer.  We built the plant during the construction of the pulp mill in 1979.  We subsequently expanded the plant in 1991.  At the time of the sale, the electrochemical plant had the capacity to produce approximately 36,000 tons per year of sodium chlorate, 36,000 tons per year of caustic soda and 32,000 tons per year of chlorine.  The plant also produces hydrochloric acid and sodium hypochlorite (liquid bleach).

Under the terms of the purchase agreement, we have agreed to indemnify Nexen for certain liabilities relating to:  (i) the manufacturing of electrochemical products prior to the sale, (ii) any legal proceedings that relate to the manufacture of the electrochemical products in which the basis of the claim occurred prior to the sale and (iii) any misrepresentation by us in connection with the purchase agreement.  Our indemnity obligations expire, with respect to tax, labor, product liability and environmental matters, upon the passage of the relevant statute of limitations and, with respect to other matters, three years from the closing of the sale. As part of the sale of the electrochemical plant, we and two subsidiaries of Nexen entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period.  The agreement obligates us to provide a continuous supply of raw materials, primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to us, at competitive prices.  The agreement includes clauses of performance incentives, such as sharing of productivity gains, preference prices and “take-or-pay” obligations pursuant to which we are committed to purchase from the electrochemical plant a volume of chemical products projected for six years from the date of the agreement.  If, in a given year, we purchase volumes of chemical products in excess of the minimum agreed to volume, our obligations to purchase may be reduced in subsequent years.  For the take-or-pay quantities, we will pay unit prices which equal cost plus a margin as determined in the contract.  See Note 2 of the consolidated financial statements.  The agreement also may not be assigned by a party without the consent of the other party and includes provisions relating to:  (i) the extension of the agreement for an additional 10-year period upon the agreement of both parties not less than two years prior to the expiration of the initial 25-year term, (ii) the suspension of service by each party, (iii) the termination of service and (iv) the termination of the agreement by a party upon 18 months’ notice that such party intends to permanently cease operation at its facility.  In the event of termination of the agreement or a proposed sale by Nexen, the agreement provides that we have the right of first negotiation for the acquisition of the electrochemical plant.  As a result of the sale, we no longer have responsibility for the electrochemical plant and, accordingly, any interruption of the operations of the electrochemical plant could require us to seek alternative sources in the market for certain chemicals essential to our production of pulp.

The chemicals used in the pulp bleaching process in the Guaiba Unit, specially chlorine, caustic soda, sodium chlorate,  hydrochloric acid and chlorine dioxide, are also produced in an electrochemical plant located on site. The nominal capacities of such electrochemical plant are, respectively, 23.605 ton/year of caustic soda, 20.949 ton/year of chlorine, 9.900 ton/year of sodium chlorate, 9.000 ton/year of hydrochloric acid and 5.760 ton/year of chlorine dioxide.

Water

 Water is required in the pulp production process and in the cultivation of seedlings.  Water is primarily provided by several rivers, which feed into a 35 million cubic meter reservoir on the mill site in Barra do Riacho Unit. In the Guaiba Unit the water is provided by the Guaiba River, beside the mill.  The reservoir in the Barra do Riacho Unit holds enough water to supply the mill’s needs for a five-year period in the event of a drought (based on statistical information regarding periods of very low rainfall).  In the Barra do Riacho Unit wastewater undergoes a two-stage purification treatment process before it flows into the ocean, and in Guaíba Unit we have a four stage purification process before it flows into the Guaíba River.

Beginning in the latter half of 1998, the State of Espírito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans.  As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a project of public interest to obtain water from the Rio Doce river through an existing  system of canals and rivers.  The project was completed in June 1999 and now provides water for the local communities and for the industrial and chemical districts of the Municipality of Aracruz as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo.  During 2000 and the beginning of 2001, we made the necessary adjustments in the mill to receive the water supply from Rio Doce.  The project was approved by federal, state and local authorities.  Despite the low average rainfall during 2003, the use of water from the Rio Doce river enabled us to obtain all of our water supply requirements. In 2004 due to high average rainfall, we decided to temporarily close our  Rio Doce river access.

The Units

Our principal pulp mill, located in the State of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world.  From 1991 to 1998, we successfully increased this mill’s nominal capacity from 1,025,000 tons of pulp per year to 1,240,000 tons of pulp per year. This mill’s third production unit, known as the Fiberline C Expansion Project, began production in May 2002, increasing the nominal production capacity of the mill to approximately 2,000,000 tons of pulp per year

We also have a pulp mill in our Guaíba Unit which production capacity is of approximately 400,000 tons of BEKP per year, and is expected to be increased to up to 430,000 tons per year in 2005, after full implementation of the project to upgrade the Guaíba Unit’s industrial facilities. - See “B - Business Overview - Guaiba Unit”.

The Company’s total production in 2004 was 2,497,000 versus  2,250,000 tons in 2003 tons  (comprising the Barra do Riacho Unit  and the Guaíba Unit) , representing approximately 11% of the total worldwide bleached hardwood kraft market pulp production capacity. In the first quarter of 2005, the Company’s pulp production was 661,000 tons, compared to 628,000 tons in the same period last year.

In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains.  From 1995 to 1999, we invested in the Modernization Project, increasing the nominal production capacity of that mill to 1,240,000 tons of pulp per year.  After the Fiberline C Expansion Project  the nominal capacity increased to 2,000,000 tons, our total production in 2002 was 1,656,000 tons (1,272,000 tons in 2001) 2,031,000 tons in 2003 and 2,093,000 tons in 2004, representing approximately 8% of the total worldwide bleached hardwood kraft market pulp production capacity.

The production facilities in the State of Espírito Santo and  Rio Grande do Sul consist of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging and warehousing facilities capable of holding 109,000 tons of pulp and a fully computerized control system that continuously monitors the entire production process.  The Barra do Riacho Unit and the Guaiba Unit mills’ pulp systems have, respectively,  five steam turbines and three steam turbines, and generators that provide a continuous power supply for that system.  Fuel for the generation of steam is mainly provided by waste products from the pulp production process.  External backup power supplies are also available on sites.  In Barra do Riacho Unit a tree nursery capable of producing approximately 43 million seedlings per year and a research facility are located nearby. At Guaiba Unit our tree nursery is capable of producing 6,5 million in 2004 and there is a expectation  of expansion in 2005 to up to 10 million.   The Barra do Riacho Unit electrochemical plant, which was transferred in December 1999 to Nexen and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. The Guaíba Unit also has an electrochemical plant located within its boundaries. For a discussion of the sale of our electrochemical plant to Nexen, see “—Raw Materials—Chemicals.”

Pulp Production

When operating at full capacity, the Barra do Riacho Unit mill can process over 23,000 solid cubic meters of timber each day and the Guaiba Unit mill can process 6,700  solid cubic meters of timber each day.   The logs are either debarked in the forest or debarked at the mills using tumbling drums and then cut into chips, which are transferred by conveyors system to the digesters where they are mixed with chemicals and heated under pressure.  During this chemical cooking process, the lignin and cellulose are separated.  Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process.  The used chemicals are removed at various stages of the production process and recycled within the plant.  The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried.  The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations, for exportation.  Barra do Riacho Unit is served by a private port which is administered by Portocel (a company where we own 51% of the stocks)  located approximately 1.5 kilometers from the mill, for shipments abroad. At Guaíba Unit a barge terminal is located in the Guaíba River, beside the mill, and the pulp is transported by barges to Rio Grande Port for shipment abroad.  See “—Transportation.”

In 2004 we have produced two types of pulp:

•                  Standard Pulp (only in Barra do Riacho Unit); and

•                  ECF Pulp.

Standard Pulp is pulp bleached with regular levels of chlorine.  Standard Pulp is in high demand in North America and Asia.  Although most of the production is represented by ECF Pulp, the production of Standard Pulp is still relevant because there is high demand for such pulp.  During 2004, we produced approximately 36,792  tons of Standard Pulp, as compared to 79,536 in 2003 and 203,848 in 2002.In the first quarter of 2005, the Company produced 2,500tons of Standard Pulp, as compared to 11,516 tons and 38,784 tons in the same period of 2004 and 2003, respectively.  ECF Pulp, or Elemental Chlorine Free Pulp, is pulp bleached with lower levels of chlorine.  ECF Pulp is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process (although recently we have detected a shift in environmental concerns away from the bleaching process to forestry management and efficient control).  We first produced ECF Pulp in November 1990.  During the period from 1991 to 1994, we equipped the Barra do Riacho Unit mill so that it would have the capacity to produce enough ECF Pulp to meet the growing demand for ECF Pulp.  From 1993 to 1997, we produced 75% ECF pulp.  Commencing in 1998, with the completion of the Modernization Project, we were  to produce 100% ECF pulp.  See “—The Units.”  .During 2004, approximately 98% of Barra do Riacho Unit  production, or 2,050,218 tons, was comprised of ECF Pulp as compared to 1,860,060  tons during 2003 and 1,372,172  tons during 2002. In the first quarter of 2005 the Barra do Riacho Unit  produced 552,352  tons of ECF Pulp, as compared to 500,638 tons and 433,864 tons in the same period of 2004 and 2003, respectively.  During 2004 the production of ECF in Guaiba Unit was approximately 401,000 tons as compared to 378,000 tons in 2003.

Transportation

Wood from the forest areas is transported by truck  and  by  sea barges (owned by independent contractors) to the mills for processing into pulp.  The average distance from our forest areas currently in use to the mills at Barra do Riacho Unit is 207 kilometers, while this distance at Guaíba Unit is 82 kilometers.

The pulp produced for export at Barra do Riacho mill is transported by truck from the mill to the port of Barra do Riacho (Portocel), which is located approximately 1.5 kilometers from the mill site. This port is used almost exclusively to hold and load pulp and provides us with convenient access to ocean transport vessels.  The port is a modern facility that currently has the capacity to handle approximately 4,000,000 tons of pulp per year.  The port includes a warehouse capable of holding approximately 140,000 tons of pulp.

We own 51% of Portocel, the company that operates the port of Barra do Riacho.  The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and one of our competitors.  We do not own any ships for transportation of our pulp.

Our integrated, coastal wood shipment project was completed in December 2002.  It involves a system of sea-going barges and tugboats and two port terminals that link the extreme south of Bahia to the north of Espírito Santo. The port complex of Portocel, adjacent to the mill at Barra do Riacho Unit, is to begin receiving wood from plantations in southern Bahia via an alternative transportation system that is more efficient than truck-based highway shipments.  Another improvement to our wood transportation operations was the construction and start-up of a nearly 4km-long rail spur used for unloading wood shipments directly at the mill’s yard. The first phase of the operation between Caravelas and Portocel, with annual capacity for transporting 1.7 million cubic meters of wood, began at the end of 2002.

At the Guaíba mill, the pulp is exported through the port of Rio Grande. The pulp is transported by barge  through the lake Lagoa dos Patos and the distance from the mill to the port is 160 nautical miles. To load the barges there is a terminal facility integrated to the mill.

Markets and Customers

Our principal markets are in North America, Europe, Asia and Brazil. Our export sales are performed through our foreign subsidiaries in Hungary and Panama. See - “Organizational Structure - Significant Subsidiaries”. The relative geographic distribution of our sales by volume and percentages of total production were as set forth below:

	2000		2001		2002		2003		2004		1Q2005
	Tons	% of Total	Tons	% of Total	Tons	% of Total	Tons	% of Total	Tons	% of Total	Tons	% of Total
Europe	594.6	47%	475.3	37%	637.0	40%	813.7	38%	1,014.4	41%	262.5	44%
North America	433.5	34	479.8	37	623.2	39	767.8	36	831.3	34	215.5	36
Asia	180.8	14	306.2	23	280.1	18	509.0	23	533.1	22	102.6	17
Latin America	9.0	1	3.6	0	17.6	1	21.4	1	21.6	1	2.2	1
Total Exports	1,217.9	96%	1,264.9	97%	1,557.9	98%	2,111.9	98%	2,400.4	98%	582.8	98%
Brazil	54.7	4	36.4	3	27.0	2	37.1	2	49.6	2	9.5	2
Total	1,272.6	100%	1,301.3	100%	1,584.9	100%	2,149.0	100%	2,450.0	100%	592,3	100%

The average net prices per ton of eucalyptus pulp for 2000, 2001, 2002, 2003, 2004 and first quarter of 2005 were US$611, US$438, US$418, US$453, US$458 and US$482, respectively.

In 2004 and 2003, approximately 2% of our sales volume was sold in the domestic market (2% in 2002).In  the first quarter of 2005, approximately 2% of the Company’s sales was sold in the domestic market compared to 1% in the same period of 2004.

One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year.  Stable long-term relationships permit us to reduce our marketing expenses, to better understand our customers’ needs, and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical support to our clients.  In 2004, our ten largest customers accounted for approximately 72% of our sales and our two largest customers accounted for approximately 44% of our sales (75% and 46%, respectively, in 2003 and 71% and 44%, respectively, in 2002).  These customers include leading North American tissue manufacturers and leading global manufacturers of printing and writing paper. In 2003,2004 and for the first quarter of 2005, demand for our pulp has been in line with our production capacity; however, we cannot guarantee that such balance between demand and production capacity will happen in the future.    We believe that the loss of either of our two largest customers could have a material adverse effect on our results of operations. We have long-term sales contracts with some of our customers, including several of our largest customers.  These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract.  Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration.  Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

We have sought to diversify our sales among different market segments, such as consumer products (for example, tissue paper), specialty papers and high quality printing and writing papers.  Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

The following table shows the breakdown by end uses of our pulp production in  2000, 2001, 2002, 2003 and 2004.

	2000	2001	2002	2003	2004
Tissue	51%	51%	57%	55%	55%
Printing, and Writing Paper	28	28	29	26	22
Specialty Papers(1)	19	20	13	18	22
Cartonboard	2	1	1	1	1
	100%	100%	100%	100%	100%

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

Competition is based primarily on quality (particularly consistency of product), service, price and reliability.  We and other Brazilian eucalyptus pulp producers have significant cost advantages over producers in other regions.  See “—Raw Materials—Wood.”  We, however, do not generally compete on the basis of price alone.  Instead, we emphasize quality, reliability and stable long-term relationships with customers.

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

Bleached Eucalyptus Kraft Market Pulp (BEKP)

We are the largest producer and exporter of bleached eucalyptus kraft market pulp in the world.  Our main competitors in this market are located in Brazil, Portugal, Chile and Spain and are listed by country (without any priority as to order) in the following table:

Producer	Country
Cenibra	Brazil
Suzano Bahia Sul Celulose S.A.	Brazil
Jari Celulose S.A.	Brazil
Votorantim Celulose e Papel S.A.	Brazil
Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel)	Portugal
Celulose Beira Industrial S.A.	Portugal
CMPC Papeles S.A.	Chile
Celulosa Arauco y Constituicíon SA.	Chile
Empresa Nacional de Celulosas S.A.	Spain
Grupo Rottneros (Miranda mill)	Spain

Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, Cenibra, Empresa Nacional de Celulosas S.A., Portucel, and Votorantim Celulose e Papel S.A) currently account for 57% of the total world production capacity of bleached eucalyptus kraft market pulp.  Management estimates that in 2004, we accounted for 26% of the world production capacity of bleached eucalyptus kraft market pulp, 5% of the world production capacity of chemical market pulp and 11% of the world production capacity of bleached hardwood kraft market pulp.

Bleached Hardwood Kraft Market Pulp

To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods.  Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products.  Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America, Western Europe and the Scandinavian countries (Finland, Norway and Sweden), which in 2004 are estimated to have accounted for 70% in the aggregate, and 21%, 28%, 13% and 8%, respectively, of the world’s total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately, 2,527,000 tons during 2002, 2,347,000 tons during 2003 and 2,352,000 in 2004 while Brazilian producers sold approximately 3,927,000 tons, 4,767,000 tons and 5,237,000 respectively, in such periods.  Several of our competitors in this market are larger than we are and may have greater economic and other resources than we do.

Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 4.59% per  year from 1994 to 2004, totaling 21.9 million tons, and is expected to grow at an annual rate of 4.7% during the period of 2004 to 2008 (or approximately 5.7 million tons in total during this period).  Approximately 84% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 6.2 million tons in 2004 to approximately 10.9 million tons in 2008.  Mixed tropical hardwood market pulp capacity in Indonesia is expected to increase from 3.2 million tons in 2004 to 3.3 million tons in 2008.Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 3.8% per year from 2005 through 2008, adding 2.6 million tons to the current demand.

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

The States of Espírito Santo and Rio Grande do Sul require local manufacturing concerns to obtain various permits including operating permits for manufacturing facilities.  Pursuant to state laws, state authorities are empowered to regulate a company’s operations by prescribing company-specific environmental standards in such company’s operating permit. The operating permits require that we maintain certain emissions, effluent and waste disposal standards.

On February 10, 1998, the State of Espírito Santo issued to us a two-year operating permit for Fiberlines A and B at Barra do Riacho Unit, which was renewed for an additional five years commencing on February 10, 2000.  This operating permit  is currently under renewing process and remains valid until such process is concluded. On July 01, 2002 the State of Espírito Santo issued to us a four -year operating permit for Fiberline C at Barra do Riacho Unit, which is valid until July 2006. During 2002, supplemental environmental licenses were obtained for Fiberline C Expansion Project relating to our industrial installations.

On January 15, 2003 the State Rio Grande do Sul issued to us an operating permit for Guaíba Unit, valid until October 2003 and later extended to July 24, 2004. This operating permit, already including the expansion of the production capacity deriving from the upgrade of Guaiba Unit’s industrial facilities, is currently under renewing process and remains valid until such process is concluded.  We have also been granted supplemental environmental licenses  relating to our industrial installations in Guaiba Unit.

Beginning in March 1997, we became subject to an environmental audit every three years in the State Espírito Santo.  The audit is conducted by subcontracted auditors, approved by the Environmental Secretary of the State of Espírito Santo, or SEAMA.  The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit.  The 2000 audit was conducted in June 2001. The most recent audit was conducted in November 2004.  In the State Rio Grande do Sul we became subject to an environmetal audit every  year, since the year 2002. The audit is conducted by subcontracted auditors, approved by the Brazilian Environmental Institute, or IBAMA. The audit has been regularly carried since 2002 and the most recent audit was conducted in October 2004.

Our forestry activities are regulated by the Brazilian federal government and the governments of the States of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul. Our operating permit for our forest operations in Espírito Santo was renewed for a six-year period commencing on October 4, 2004. Since 2000, the Company has obtained from the environmental state agencies from the states Espírito Santo, Minas Gerais and Bahia 20 implementation and operational permits for implanting 269   projects accounting for 58,367 hectares of eucalyptus plantations.  The remaining area is going to have operational permits during 2005. The terms and conditions for the issuance of forest operating permits in the state Rio Grande do Sul are currently being defined by the local environmental state agency. We are engaged in this process so as to obtain our relevant forest operating permits in Rio Grande do Sul in due course.

 We also entered into contracts with farmers in the State of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul pursuant to which the farmers have agreed to grow trees for sale to us.  See “Eucalyptus Forests”. Regarding our operating permit for the Forestry Partners Program, the licensing process for renewing it is under negotiation and we expect to conclude it  during 2005.

Plantings may be undertaken only pursuant to a plan presented to and approved by the appropriate governmental authorities.  In accordance with federal law, at least 20% of our landholdings, at any given time, must be preserved uncultivated or planted with indigenous species.  We currently exceed this requirement, since such land accounts for approximately 32% of our total landholdings. In September 2001, the legislature of the State of Espírito Santo, where we own approximately 167,800 hectares   of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within that State. This law was declared to be unconstitutional by a provisional decision of the Brazilian Supreme Federal Court and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Confederations of Acquisitions and Cattlle Raising.  The Company believes that such provisional decision will be upheld by the count’s definitive decision on the merits.   However, there can be no assurance that such definitive decision will be favorable to the Company nor that other similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

On March 13, 2002 the State of Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of our permits and the acquisition of our properties since we began operating in the State of Espírito Santo.  As the investigative procedures were not concluded within the prescribed term for such type of investigation, the commission was terminated without issuing a conclusive report.  We are confident that all our permits and acquisition documents are strictly in accordance with all laws and regulations.

We believe that we are in compliance in all material respects with all applicable environmental regulations.  In addition, environmental considerations are fundamental to our development of new technologies.  Our integrated pest management relies on biological control of pests and diseases.  Soil and plant nutrients are continuously monitored to guarantee an adequate balance.  At the Mill, methods for the evaluation of environmental effects of effluents on receiving detriments have been developed and used.  The origins of pulp and effluent toxicity have been studied, considering all possible sources, from the raw material (wood) to bleaching effluents.  In addition, environmental quality is considered in the development of new technologies and products.  Pulp products are continuously evaluated in terms of their possible effects on the quality of effluents in our customers’ paper machines as well.

In 1996, the State of Bahia granted us a permit for the location of our sawmill, APM.  In 1998, the State of Bahia granted an operating permit for APM, valid until August 2003.  In June 2003, the State of Bahia renewed APM’s operating permit, valid until June 2007. See “—Business Strategy.”

As part of the licensing process in connection with the Fiberline C Expansion Project, we contracted independent consultants to prepare the required environmental impact assessment reports.  Those reports were discussed in public hearings (two in Bahia and one in Espírito Santo) in 2000 as well as during six public meetings with communities in both states.  There was ample discussion at each meeting of the environmental and social questions involved.  The results of the discussions were taken into consideration by the government regulatory agencies in their technical analyses and their subsequent approval of the permits.

We also obtained 269 projects permits for forest plantations, of which 56 were incorportaed in operating licenses issued by the Espírito Santo Agriculture, Cattle-Raising and Forest Protection Institute (IDAF), 197 were projects incorporated in installation licenses issued by the Bahia Environmental Resources Center (CRA-BA) and 16 projects approved for operating licenses by the Minas Gerais State Forestry Institute (IEF-MG).

In addition, the following licenses were obtained in 2004:

•                  Simplified Permit for bark landfill: issued by Caravelas Municipality, administrative rule 121; and

•                  Operation License for eucalyptus plantations in Minas Gerais State: administrative rule IEF 157 and 158.

In October 2003, the Bureau Veritas Quality International (“BVQI”) approved  CERFLOR (the Brazilian System of Forest Certification) certification of 95,300 hectares covering all of the Company’s own plantations in the State of Bahia.The certificate emitted by INMETRO (National Institute of Metrology) was received in March 2004.   We initiated this certification process in August 2003, including pre-audit, initial audit and a certification audits.  The certification audit was publicized through local radio stations and newspapers as well as the sending out of letters to more than 600 persons or entities. Five public meetings were held in respect of the Certification, with the presence of more than 300 persons. In October 2004 it took place the first annual monitoring audit for the maintenance of CERFLOR certification in Bahia. The certification was maintained and a new public report is being prepared by BVQI.

The CERFLOR Certification  for plantations in Espírito Santo State (93.501 hectares) was approved  by BVQI in May 2005. The certification process was initiated in November 2004 with the realization of six  public meetings and an initial audit. The certification audit was held in January 2005. The audit report was made available for the public on the internet for  90 days.  The certificate emitted by INMETRO (National Institute of Metrology) was received in June 2005.

All of the Company’s own plantation areas in the State of Rio Grande do Sul (Guaíba Unit) are certified by the Forestry Stewardship Council (FSC), totaling 58,800 hectares.

Insurance

We believe that our insurance coverage of our production facilities and forests is in line with Brazilian market and international pulp industry standards.

In 2003, the Company received the Highly Protected Risk (HPR) seal of approval from FM Global. The certification, which is renowned worldwide in the field of insurance, attests to the Company’s low risk of interruption of its operations as result of an industrial accident. The Company is the first Brazilian company to earn the certificate from FM Global, the world’s largest property risk insurance company and leader in the field of risk management and loss prevention.

C.                                    Organizational Structure

Significant Subsidiaries

Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company.  The following table sets forth the significant subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2004:

	As of December 31, 2004*
	Total Capital	Voting
	(in percentages)	(in percentages)
Portocel Terminal Especializado de Barra do Riacho S.A.(1)	51%	51%
Mucuri Agroflorestal S.A.(1)	100%	100%
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1)	33,33%	33,33%
Veracel Celulose S.A.(1)	50%	50%
Aracruz Trading S.A.(2)	100%	100%
Aracruz Celulose (USA), Inc.(3)	100%	100%
Aracruz (Europe) S.A.(4)	100%	100%
Aracruz Trading Hungary Ltd.(5)	100%	100%
Riocell Trade (6)	100%	100%
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda(7)	100%	100%

(1)	Incorporated in Brazil.
(2)	Incorporated in the Republic of Panama.
(3)	Incorporated in the United States under the laws of the State of Delaware.
(4)	Incorporated in Switzerland.
(5)	Incorporated in Hungary
(6)	Incorporated in England
(7)	Incorporated in Portugal

D.                                    Property, Plant and Equipment

In December 1999, we moved our headquarters from Rio de Janeiro to the City of Aracruz in the Brazilian coastal State of Espírito Santo, where our main production unit is located.  We maintain offices in Rio de Janeiro for our financing, administrative and trading activities. Relocation of these executives’ offices to São Paulo is being implemented and expected to be concluded early in the second half of 2005.

Our principal production facilities consist of a eucalyptus pulp mill located in Aracruz, State of Espírito Santo, which has three production units, each with three production lines.  When operating at full capacity, this mill can process over 23,000 solid cubic meters of timber each day. We also have one mill in Guaíba, State of Rio Grande do Sul that has one production unit, with one production line.  When operating at full capacity, this mill can process over 6,700 solid cubic meters of timber each day.

As of December 31, 2004, we had an aggregate principal amount outstanding of approximately US$231.2 million under certain loans granted to us by BNDES, which loans are secured by liens on our industrial site in the Municipality of Aracruz.  See “Item 7B. Related Party Transactions.”

We own approximately 414,600 hectares of land in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which approximately 252,400 are planted eucalyptus forests.  See “—Business Overview—Eucalyptus Forests.” The pulp mill in Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, of which 51% are owned by us. We have a terminal facility integrated to the Guaiba Unit mill that is used to load the barges that transport the pulp to Rio Grande port.

See “—Environmental and Other Regulatory Matters” for the environmental rules and regulations affecting our operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report, and in conjunction with the discussion of the method of presentation of financial information under Item 3.

Overview

We are the world’s largest producer of bleached hardwood kraft market pulp. During 2004, we produced approximately 2,497,000 tons of bleached eucalyptus pulp, a 11% increase from 2003 when we had produced approximately 2,250,000 tons of bleached eucalyptus pulp, and a 36% increase as compared to 2002 when we had produced approximately 1,656,000 tons of bleached eucalyptus pulp.  In 2003, eucalyptus accounted for approximately 41% of the total worldwide production capacity of bleached hardwood kraft market pulp. In each of 2004 and 2003, sales to customers located outside Brazil, especially in North America, western Europe and Asia, accounted for approximately 98% of the Company’s sales volume.

Pulp sales for 2004 were approximately 2,450,000 tons, a 14% increase as compared to 2,149,000 in 2003, which had represented a 36% increase when compared to 2002 pulp sales of 1,585,000 tons.  In 2004, the Company sold US$1,167.1 million of eucalyptus pulp compared to US$1,003.1 million in 2003 and US$669 million in 2002.

The Company’s volume and price of pulp sales during 2004 were higher than in 2003.  The Company’s average list price increased by approximately 4% in 2004 compared with the average in 2003.

The primary factors affecting our results of operations are:

•                  prevailing world market prices for pulp;

•                  the amount of pulp produced and sold by us;

•                  our costs of production, which principally consist of the costs of materials (primarily wood and chemicals) and depreciation; and

•                  the relationship between the real, the currency in which approximately  50% of our cash operating cost and expenses (operating expenses net of depreciation and amortization of property, plant and equipment and net of forest depletion) are incurred, and foreign currencies, principally the U.S. dollar, in which more than 95% of our sales are made.  See “—Brazilian Economic Environment—Effects of Inflation and Currency Exchange Fluctuations.”

The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical, with prices subject to significant fluctuations over relatively short periods of time.  See “Item 4B. Business Overview—Market Overview—International Markets.”

We believe that we are one of the lowest cost producers of bleached kraft market pulp in the world.  Our relatively low production costs are due to economies of scale, advanced forestry techniques, a comparatively short regional harvest rotation and low energy and chemical costs.  See “Item 4B. Business Overview—General.”

Recently Issued Accounting Pronouncements under U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43. This Standard requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current period charges. Additionally, it requires that allocation of fixed production overhead costs be allocated to inventory based on the normal capacity of the production facility. The provisions of this Standard apply prospectively and are effective for us for inventory costs incurred after January 1, 2006. While we believe this Standard will not have a material effect on our financial statements, the impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29.  This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued.  Retroactive application is not permitted.  Management will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary.  Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a.  Management has concluded that EITF Issue No. 03-01 is not applicable to its current operations since it does not have any investments classified as available-for-sale or held-to-maturity, or other investments carried at cost.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.  Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock.  The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share.  The consensus also covers other instruments whose terms include a participation feature.  The consensus also addresses the allocation of losses.  If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated.  However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 (effectively the second fiscal quarter for calendar year-end companies).  EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of Basic and Diluted EPS.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle.  The Statement applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. Contrary to Opinion 20 that previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle, this Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.  This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued.  Management will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after December 15, 2005.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143”.  This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  The Interpretation was issued in order to minimize the diverse accounting practices that have developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event.  This Interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when it is incurred if the liability’s fair value can be reasonably estimated.

The Interpretation is effective no later than the end of the fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises).  Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected.  Management will consider this Interpretation in 2005 in the event a conditional asset retirement obligation arises.

Discussion of Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. We are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements.   The Company’s consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities.  Actual results may differ from those estimated under different variables, assumptions or conditions.  Note 1 of the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.  In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

General

The financial statements were prepared in accordance with U.S. GAAP, which in certain respects differ from the accounting principles we apply when preparing financial statements in accordance with Brazilian GAAP.

We have reported in U.S. dollars since 1994 when the US Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.  The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 “Foreign Currency Translation” (“SFAS 52”).  The Board of Directors and management have historically considered the U.S. dollar as our functional currency as this has been, and remains in our opinion, the currency in which we principally operate as well as being our primary unit of economic measure.  Accordingly, our management has concluded that our functional currency is and will continue to be the U.S. dollar.

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

Allowance for doubtful receivables

The Company has established a policy with respect to granting of credit to its clients and makes permanent follow-up of accounts receivables open balances. Historically, the Company has not incurred in material bad debt losses. In December 31, 2004 the Company accounted for US$ 496,000 as allowance for doubtful receivables.

Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal  factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. The Company’s evaluation of goodwill completed during the year resulted in  no impairment losses.

Brazilian Economic Environment

The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles.  The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy.  For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payment occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies.  Furthermore, in late September 1999, a court in the state of Minas Gerais ruled that the representatives of the board of directors of the minority foreign private partners of Companhia Energética de Minas Gerais, a privatized electric utility in that state, could no longer have veto power over corporate actions.  Also in late September 1999, Brazil’s Federal Supreme Court ruled that pension taxes on retired federal employees and pensioners, as well as the increase of pension taxes charged to active employees, are unconstitutional.  Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government’s response to such developments.

Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy.  Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business.  See “Item 3D. Risk Factors—Risk Factors Relating to Brazil.”

Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets.  For instance, the Argentine government’s default on certain of its debt obligations, the devaluation of the Argentine peso and terrorist attacks such as those of September 11, 2001 present causes for concern relating to Brazil’s economic stability.  Instability in the Brazilian financial markets caused by developments in the international financial markets may adversely affect our financial condition and, specifically, our ability to raise capital when needed and the market price of the preferred shares and ADSs.  See “Item 3D. Risk Factors—Risk Factors Relating to Brazil.”

The Tax reform recently approved by the Brazilian government has resulted so far in Law No. 10.833/03, extending to Brazil’s Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social – “COFINS”) the “non-cumulative regime” already mandatory since 2002 for contributions made to Social Integration Program (Programa de Integração Social e de Formação do Patrimônio do Servidor Público “PIS/PASEP”), as per Law No. 10.637/02. Law No. 10.833/03 also provided an increase in the tax rate for COFINS now at 7.6% on revenues of Brazilian companies (the rate was formerly 3%). Since the tax is not assessed on export transactions, the Company as a result of the non-cumulative regime, presented a PIS and Cofins credit position, lowering the tax burden for the fiscal  year ended in 2004, in spite of the increase in tax rates.

Effects of Inflation and Currency Exchange Fluctuations

Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar.  The following table sets forth Brazilian inflation as measured by the Indice Geral de Preço-Mercado, the General Market Price Index or IGP-M, and the devaluation of Brazilian currency against the U.S. dollar for the periods shown:

	1999	2000	2001	2002	2003	2004
Inflation (General Market Price Index)	20.1%	9.8%	10.4%	25.3%	8.7%	12.4%
Devaluation (R$v. US$)	48.0%	9.3%	18.7%	52.3%	(18.2)%	(8.1)%

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

  At December 31, 2004, approximately 86% of our cash and cash equivalents and short-term investments were invested in Real denominated deposits and financial assets.  See “—Liquidity and Capital Resources—Financial Strategy.”

A.                                    Operating Results

Results of Operations for the Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

The table below shows a summary of the Company’s income statement for the years 2002, 2003 and 2004:

	US$ thousands
Income statement	2002	2003	2004
Net sales	668,983	1,003,070	1,167,113
Operating Cost and expenses	573,480	695,896	810,463
Operating income	95,503	307,174	356,650
Non-operating (income) expenses	(773)	29,932	59,148
Income tax expense (benefit)	(15,573)	129,116	70,256
Minority interest in losses (earnings) of subsidiary	64	(37)	(9)
Net income	111,913	148,089	227,237

Net operating revenues in 2004 were US$1,167.1 million, US$164.0 million higher than last year, mainly as a result of higher pulp sales volume ($136.4 million), higher pulp prices ($10.6 million) and higher paper sales ($17.6 million). In 2004 total cost of pulp, paper and sawn wood sales totaled $700.3 million, compared to $592.6 million in 2003. The cost of pulp sales in 2004 was $666.3 million, compared to $569.2 million in the previous year, mainly due to higher sales volumes. Production cost per ton in 2004 was $228, compared to $226 in the previous year. Cash production cost in 2004 was $151 per ton, against $144/ton in the previous year, mainly due to higher chemical cost and packaging, sustainment projects related to the maintenance of productive capacity and Brazilian currency appreciation against the US dollar.

Cash production cost is an important management information, since it expresses the actual production costs exclusive of non-cash items, such as depreciation and amortization. By adjusting non-cash items out of production cost, the management has an accurate view of cost items that impact the company’s cash flow. The following tables set forth the impacts of each of these items in the Company’s cash production cost, as well as the reconciliation of some non GAAP information to GAAP measures:

US$ per ton
Cash Production Cost
2003	144
Higher chemical cost and packaging	2
Sustainment projects	3
Brazilian currency appreciation against the US dollar	2
2004	151

Non-GAAP information Reconciliation

	FY03			FY04
	US$ million	Volume 000/ tons	US$ per ton	US$ million	Volume 000/ tons	US$ per ton
Cost of sales	481.0	2,149.0	224	560.8	2,450.0	229
Pulp inventories on Beginning of the period	(37.2)	(165.7)	225	(67.9)	(273.4)	248
Guaiba unit acquisition	(6.7)	(29.4)	227	—	—	—
Pulp for paper production	4.0	22.3	181	8.6	42.1	203
Other	(1.1)	—	—	(1.3)	—	—
Pulp inventories on end of the period	67.9	273.4	248	70.1	277.8	252
Pulp Production cost	507.9	2,249.6	226	570.3	2,496.5	228
Depreciation and depletion in the production cost	(183.6)	—	(82)	(192.3)	—	(77)
Cash production cost	324.3	2,249.6	144	378.0	2,496.5	151

Adjusted EBITDA at December 31st, 2004 was US$ 596 million (51% margin), US$ 56 MM higher than last year, mainly due to higher sales volume as a result of the acquisition of Riocell (Guaiba Unit) in July 2003 and higher prices. Adjusted EBITDA in 2003 was US$ 539 million (54% margin). We use adjusted EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that adjusted EBITDA is useful for that purpose because comparisons based on other measures, such as net income or cash flows from operating activities, include elements that vary from company to company depending on where they are located or on their capital structure.  We also use  adjusted EBITDA in the determination of a portion of the compensation for our employees.  We do not present adjusted EBITDA as an alternative measure of operating results or cash flow. Adjusted EBITDA does not represent net income or cash flows from operating activities, as these terms are defined by generally accepted accounting principles.   Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is a measure that approximately represents the cash generation of the company, that is adjusted by the company (“Adjusted EBITDA”) by provisions and other non-cash items to better represent the cash generation. See table below:

Adjusted EBITDA:

	Year Ended December 31,
In millions of US$	2000	2001	2002	2003	2004
Net income	201.7	18.1	111.9	148.1	227.2
Financial income	(64.8)	(54.7)	(61.6)	(43.0)	(56.1)
Financial expenses	101.4	70.2	82.0	108.2	120.0
Income tax expense (benefit)	82.1	32.7	(15.6)	129.1	70.3
Equity in results of affiliated companies	1.3	(1.2)	(6.1)	6.8	11.6
Loss (gain) on currency remeasurement, net	(8.8)	18.0	(14.9)	(41.9)	(16.2)
Other, net	(0.1)	(0.2)	(0.2)	(0.1)	(0.1)
Operating income	312.8	82.9	95.5	307.2	356.7
Depreciation and depletion	168.0	162.6	171.5	191.5	206.9
EBITDA	480.8	245.5	267.0	498.7	563.6
Non-cash charges	10.9	22.8	53.6	40.4	32.2
Provision (reversal) for labor indemnity	2.3	(1.2)	1.0	1.5	1.4
Provision for loss on ICMS credits	—	10.7	45.1	23.1	22.9
Provision (reversal) for loss on inventory	1.3	(0.1)	1.2	(1.2)	(0.3)
Provision for a tax contingency	—	—	1.4	10.3	1.3
Fixed asset write-offs	1.6	8.9	1.1	1.9	0.3
Amortization of prepaid expenses	2.3	1.2	1.2	—	—
Loss on the sale of obsolete spare parts	0.8	0.7	0.5	2.5	1.0
Loss on the sale of affiliated company	—	—	—	—	5.1
Allowance for doubtful accounts	—	—	0.9	2.3	0.5
Other	2.6	2.6	1.2	—	—
Adjusted EBITDA	491.7	268.3	320.6	539.1	595.8

Sales and distribution expenses were $53.8 million, $15.2 million higher than in the previous year, mainly due to a 14% higher sales volume, changes in the geographical sales mix, and higher terminal expenses.

Administrative expenses were $31.1 million, $8.3 million higher than in 2003, mainly due to greater services expenses, such as consulting services and legal fees, and the local currency’s appreciation against the dollar.

Other operating expenses came to $25.2 million, $16.8 million lower than in the previous year, mainly due to a lower provision for fines relating to tax contingencies, of $9.0 million; a lower allowance for doubtful accounts, of $1.8 million; smaller losses on the sale of obsolete spare parts, of $1.5 million; lower fixed asset write-offs, of $1.5 million; and $6.4 million of tax credits for PIS/Cofins on depreciation, partially offset by the non-cash impact of a $ 5.1 million accounting loss from the sale of 2/3 ownership in Aracruz Produtos de Madeira S.A. (APM).

The Financial and Currency remeasurement results amounted to $47.7 million, $24.5 million higher than in the previous year, mainly due to increased financial expenses and a lower currency re-measurement gain, partially offset by increased financial income (see chart below).

The increase in interest on financing was mainly due to a 16% increase in the average balance of gross debt in 2004 compared to 2003. The increased financial income was mainly due to gains on hedging transactions against the local currency (R$), which also covered the 50% hedging needs of Veracel’s balance sheet exposure (Aracruz’s equity interest).

(US$ million)	2004	2003
Financial Expenses	120.0	108.2
Interest on financing	93.8	79.4
Taxes (PIS/COFINS and CPMF)	11.9	24.4
Interest on fiscal contingency provisions	12.2	15.6
Other	2.1	(11.2)
Financial Income	(56.1)	(43.0)
Currency re-measurement	(16.2)	(42.0)
Total	47.7	23.2

In 2004, the Brazilian currency (R$) appreciated 8.1% against the US dollar, compared to an appreciation of 18.2% in the previous year. The closing exchange rate on December 31, 2004 was R$2.6544 per US dollar.

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax).   The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2002, 2003 and 2004 are presented as follows:

Federal income tax rate	25.0%
Social contribution (*)	9.0%
Composite tax rate	34.0%

Income tax and social contribution amounted to an expense of $70.3 million, against $129.1 million in the previous year. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the exchange rate variation’s effect on monetary assets and liabilities denominated in US dollars. The positive impact of the exchange rate variation for 2004 on the Brazilian GAAP results was lower than in the previous year. The taxes were also reduced in 2004 as a result of payments of Interest on Shareholders’ Equity, which are deductible for tax purposes.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates - See Note 4.1 to our 2004 Consolidated Financial Statements.

As a result of all of the above-described factors, net income in 2004 totaled US$227.2 million, compared to US$148.1 million in 2003.

Results of Operations for the Year Ended December 31, 2003 compared with the Year Ended December 31, 2002

Net operating revenues in 2003 were US$1,003.1 million, compared to US$669.0 million in 2002.  The US$334.1 million increase was primarily due to a US$235.7 million increase in pulp sales volume and US$76.3 million increase in the average prices of pulp. In 2003, total cost of pulp and sawn wood sales was US$592.6 million, compared to US$468.9 million in 2002.  This increase was mainly due to a US$162.6 million increase in the sales volumes, offset by a US$50.3 million decrease in production costs, mainly due to lower depreciation and depletion.  Production costs per ton in 2003 were US$226, compared to US$238 in 2002.  Cash production cost in 2003 was US$144 per ton as against US$138 per ton in 2002, mainly due to higher wood costs as a consequence of purchased wood volume and longer average distance from the forest to the mill.

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

Financial expense was US$108.2 million in 2003, compared with US$82.0 million in 2002, as demonstrated in the table below:

(US$ million)	2003	2002
Interest on financing	79.4	61.5
Taxes (PIS/COFINS and CPMF)	24.4	17.1
Interest on fiscal contingency provisions	15.6	8.2
Other	(11.2)	(4.8)
Total	108.2	82.0

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

B.                                    Liquidity and Capital Resources

At December 31, 2004, we had total debt outstanding of US$1,375.7 million, an increase of 0.3% over total debt outstanding at December 31, 2003 of US$1,371.5 million.   At March 31, 2005, the Company’s total debt outstanding decreased to US$1,373.6 million, primarily due to exchange rate variation.

The Company’s working capital is sufficient for the Company’s present requirements.

The breakdown of our total debt outstanding at December 31, 2004 and December 31, 2003 is set forth in the table below:

	At December 31,
	2003	2004
	(millions of U.S. dollars)
SHORT-TERM DEBT
Current portion of long-term debt
Local currency	41.1	43.2
Foreign currency	226.6	98.1
Short-term debt instruments
Local currency	1.1	3.8
Foreign currency (ACC/ACE)	117.2	0
Accrued finance charges
Local currency	0.9	1.0
Foreign currency	5.2	6.9
Subtotal	392.1	153.0
LONG-TERM DEBT
Local currency	169.8	148.5
Foreign currency	809.6	1,074.2
Subtotal	979.4	1,222.7
TOTAL DEBT	1,371.5	1,375.7

At December 31, 2004, our outstanding debt in local currency totaled US$196.5 million and was comprised primarily of loan agreements with Banco Nacional de Desenvolvimento Econômico e Social—BNDES. BNDES is a major shareholder of the Company.

At December 31, 2004, the Company’s outstanding debt exclusive of accrued interest was approximately US$783.5 million based on fixed interest rates, US$350.4 million based on Libor, US$38.5 million based on a basket of currencies and US$195.4 million based on TJLP.

The Company does not have any significant financial covenant under its debt instruments that may substantially affect the Company’s operations or financial condition.

At December 31, 2004, our long-term debt maturities were as follows:

	Maturing in
	2006	2007	2008	2009	2010 and beyond	Total
Long-term debt
(in millions of US$)	256.8	336.8	264.9	137.0	227.2	1,222.7

At December 31, 2004, we had cash, cash equivalents and securities of US$450.2 million, an increase of US$97.9 million from US$352.3 million at December 31, 2003.  The equivalent of US$419.3 million was invested in local currency instruments and US$30.9 million was invested abroad, mostly in U.S. dollar time deposits with leading financial institutions.  At March 31, 2005, the Company had cash, cash equivalents and time deposits of US$520.5 million.

Net debt (gross debt less cash holdings) reached US$925.5 million at December 31, 2004 as compared to US$ 1,019.2 million at December 31, 2003.  The decrease was mainly due to cash generated from operations, partly offset by capital expenditures of US$94.5 million, investments in affiliate company of US$99.0 million and dividends / interest on shareholders’ equity of US$198.7 million, paid to shareholders.

Net debt (gross debt less cash holdings) reached US$1,019.2 million at December 31, 2003 as compared to US$ 519.9 million at December 31, 2002.  The increase was mainly due to capital expenditures of US$118.7 million, acquisition and investments in affiliate company of US$673.4 million and dividends of US$109.3 million, paid to shareholders, partly offset by cash generated from operations.

Net debt (gross debt less cash holdings) reached US$519.9 million at December 31, 2002 as compared to US$ 437.4 million at December 31, 2001.  The increase was mainly due to capital expenditures of US$260.7 million, and dividends of US$73.8 million, paid to shareholders partly offset by cash generated from operations.

Our short-term debt consists primarily of trade financing in the form of export sales advances, or ACC, discounted export accounts receivables, or ACE, and prepayments for exports and Euro-commercial paper borrowings, all denominated in foreign currency.  ACC and ACE are forms of financing available from Brazilian financial institutions or Brazilian branches of foreign financial institutions at a fixed rate with a maturity of up to 360 days prior to shipment of pulp for export, in the case of ACC, and with a maturity of up to 180 days after shipment of pulp for export, in the case of ACE.  Prepayments for exports are a form of financing available from importers or foreign financial institutions at a fixed rate with maturity of either up to 180 days or more than one year, in each case prior to the shipment. As of December 31, 2004 there is no outstanding principal amount of such short-term trade financing as a consequence of our effort to improve our debt maturity.  As of December 31, 2003, the outstanding principal amount of such short-term trade financing was US$117.8 million at an average annual interest rate of 1.7% and an average month-end balance of US$181.1 million during 2003. As of December 31, 2002, the outstanding amount of such short-term trade financing was US$7.5 million at an average annual interest rate of 4.7% and an average month-end balance of US$24.6 million during 2002.The Company’s long-term debt consists primarily of U.S. dollar-denominated debt issued outside Brazil in the amount of US$1,172.3 million at December 31, 2004 and loans from BNDES, one of the Company’s principal shareholders, denominated in Reais and in foreign currencies.  At December 31, 2004, the Company had loans from BNDES with an aggregate principal amount outstanding of R$620.9 million (US$233.9 million) (as compared to R$765.7 million (US$263.3 million) at December 31, 2003), which represented approximately 17% of the Company’s total indebtedness at such date.  At  December 31, 2004, of the total aggregate principal amount of the BNDES debt, US$195.4 million was denominated in Reais and adjusted by the Taxa de Juros de Longo Prazo (the Long-term Interest Rate or “TJLP”), and US$38.5 million was adjusted by a currency basket.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program.  In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd.  The table below summarizes the terms of the three tranches under the securitization programs:

				Outstanding balance (principal amounts)
	Original line of credit	Annual charges	Due date	December 2003	December 2004
Tranche
February 2002	250,000	5.984%	March/2009	250,000	208,500
August 2003	400,000	7.048%	September/2011	400,000	400,000
May 2004	175,000	6.361%	May/2012		175,000
	825,000			650,000	783,500

In December 2004, the Company signed a US$ 50 million loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group.  The loan has a floating interest rate based on LIBOR, semi-annual payments starting in December 2007 and final maturity in 2014.  A first tranche of US$ 25 million was disbursed in December 2004 with an annual interest rate of 5.44%.

Capital Expenditures

The Company’s capital expenditures for 2004, 2003 and 2002 were US$94.5 million, US$118.7 million and US$260.7 million, respectively.

During the year 2003, the Company invested approximately US$118.7 million, of which US$55.8 million was devoted to the Fiberline C Expansion Project, US$3.2 million was devoted to ongoing industrial investments, US$51.5 million was devoted to silviculture and other forestry investments and US$8.2 million was devoted to other projects.

During the year 2004, we invested approximately US$94.5 million, of which US$68.1 million was devoted to silviculture and other forestry investments, US$17.9 million was devoted to ongoing industrial investments, US$3.0 million was devoted to Guaíba Unit optimization and US$5.5 million was devoted to other projects.

During 2005, the Company expects to invest approximately  US$132 million relates to industrial, forestry and other investments. Funding for these investments will derive mostly from the Company’s own cash generation. See “Item 4—Information on Aracruz—History and Development of Aracruz—Capital Expenditures.”

Financial Strategy

Because the Company operates internationally, it is exposed to market risks from changes in foreign exchange and interest rates.  To protect against these market risks, the Company from time to time enters into forward foreign exchange contracts and interest-rate swap agreements.  The Company may be exposed to counterparty credit risk in the event of nonperformance by the counterparties to the forward exchange-rate contracts and the interest-rate-swap agreements.  The Company believes that an event of nonperformance by its counterparties is unlikely to occur due to the Company’s credit risk policies.

The issuance of the Notes under the securitization program for collateralized debt securities in 2002, 2003 and 2004is part of the Company’s current financial strategy, which includes increasing the average maturity of its debt.  Brazilian companies have limited sources of long-term debt financing denominated in Reais. The Company does not intend to incur in short-term debt denominated in Reais due to the higher associated costs.  At December 31, 2004, 86% of the Company’s total indebtedness was denominated in foreign currencies, as compared to 85% at the end of 2003. Although the Company’s access to debt financing denominated in foreign currencies, beyond pre-export and receivables financing, may also be limited, the Company believes that it has access to a sufficient number of financing sources to meet its needs without resorting to expensive short-term Real-denominated financing.

The guidelines for the Company’s financial investments policies are:

•                  investments in fixed income obligations of the Brazilian federal government are subject to the following requirements:

•                  for external debt (Bradies and Globals) the maximum tenor shall be 60 months;

•                  for local debt (NTN,LFT,NTN-C) the maximum tenor shall be 24 months;

•                  investments in fixed income obligations of the foreign governments and multilateral agencies  are limited to 50% of the total of cash investments;

•                  investments in corporate debt instruments are subject to the following requirements:

•                  the corporation must have a minimum rating of “A-” or equivalent from the top rating agencies; and  the maximum investment is limited to the lesser of (i) 20% of the total cash holdings, and (ii) 10% of the debt instrument per issue amount and (iii) US$ 20 million;

•                  The duration of the total balance of financial investments in corporate debt cannot exceed 24 months;

•                  investments in bank instruments are subject to the following requirements:

•                  the bank must have a minimum rating of “BBB+” or equivalent from the top rating agencies; and for that rating, the maximum investment per bank is limited to the lesser of (i) 10% of the total cash holdings, and (ii) 5% of the bank’s net worth and (iii) US$ 50 million;

•                  for banks with a rating above “BBB+”,  the maximum investment per bank is limited to the lesser of (i) 20% of the total cash holdings, and (ii) 10% of the bank’s net worth .

Dividends

Subject to certain exceptions, we are required, according to our by-laws and under Brazilian corporate law, to pay a minimum annual dividend equal to 25% of our Adjusted Net Income.  In addition, we may pay interim dividends either based on our net income for any period within our fiscal year or from retained earnings or certain other revenue reserves established in prior years.  Aracruz began to use Interest on Shareholders’ Equity as a means of paying a dividend to its shareholders. The Interest on Shareholders’ Equity to be distributed by the Company is calculated by applying the Long-term Interest Rate, (TJLP), on the Shareholders’ Equity for the fiscal year, as set out in the Brazilian Corporate LawSee “Item 8A. Consolidated Statements and Other Financial Information—Dividends.”

C.                                    Research and Development, Patents and Licenses, Etc.

During 2002, 2003 and 2004, our research and development expenditures totaled approximately US$3.8 million, US$3.8 million and US$ 4.3 million, respectively. The Company believes that its research and development activities are an important part of its ongoing effort to maintain its competitiveness.  The Company strives to develop high quality forests, with high productivity at minimum cost, in specific ecosystems, and to produce the highest quality wood pulp with minimum environmental impact.  This strategy has enabled the Company to obtain productivity gains and reduce overall production costs, while supplying the market with improved products and reinforcing the Company’s long-term relationships with key customers.

The main objective of the Aracruz Research and Technology Center is to add value to the overall business.  With activities ranging from the seedling nursery to final product development, we achieved important results in 2004.  We made further progress in the genetic improvement of the Aracruz Eucalyptus. Of particular note was the deployment of a new generation of superior clones. The current results show that the new trees offer potential for a higher productivity per hectare then those previously planted, adding value in terms of fiber quality to attend the market demands.  Furthermore, Aracruz is a member of the Eucalyptus Genome Consortium (Genolyptus), with the aim of obtaining additional knowledge, tools and products to speed up the results of our tree improvement program.

The development of forest management techniques that insure the high performance of the Company’s plantations also continues to be one of the Company’s priorities. As part of the Company’s activities in the “Brazil Eucalyptus Potential Productivity” consortium, a number of parameters that influence the biological process and silvicultural practices related to productivity and sustainability of eucalyptus plantations are being measured.

Work on the Aracruz Watershed Project continued during 2004. The project consists of long-term studies to evaluate the forest sustainability of the Company’s production.  Conducted in partnership with renowned research institutes and universities in Brazil and abroad, the project integrates studies based on the systematic monitoring of the principal environmental components – climate, soil, water resources, and biodiversity – and the analysis of their inter-relationships with Eucalyptus. This approach has brought about wide-ranging results with practical applications as well as generated a database that allows continuous improvement of the Company’s forestry management procedures, thus helping minimize the impact of its activities on the environment.

The main results indicate that – after successive eucalyptus planting cycles – the Company’s practices assure the maintenance or improvement of the natural condition of the soil as well as make an effective contribution to the preservation of biodiversity and water resources. The project associated with additional monitoring in different ecosystems, is allowing the use of process-based models to predict forest growth. A system was developed and implemented making possible more precisely evaluate outbreaks of pest and diseases, leading to more effective control measures and reducing the risk of productivity losses.

As with pulp, advances were also made in forestry operations for solid wood products. In 2004, the Company continued to conduct studies focusing on a new concept of forestry management for growing large trees.

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

According to the April 2005 report of the Pulp and Paper Products Council (PPPC) the forecast shows market pulp demand growing by 4.5% this year, or 3.2% after adjusting for the definitional changes in North America. The growth rate then slows to 1.9% in 2006 and 2.1% in 2007, as the recovery in the printing and writing sector loses momentum, particularly in the mature markets of North America, Japan and Western Europe. Demand for bleached softwood is projected to grow by an average of 2.4% per year over the short-term forecast (2004-2007), compared to an average growth rate of 3.8% for bleached hardwood pulp. In all, demand for chemical market pulp should increase by 4 million tons over the period 2004-2007.

PPPC’s revised estimates shows that world capacity will grow by 3.1%, or 1.5 million tons in 2005. After adjusting for the definitional increase in Canadian capacity, the actual gain will be closer to 900,000 tons, evenly split between softwood and hardwood. Just as the growth in market pulp demand is forecast to slow in 2006 and 2007, the opposite can be said for supply. In 2006, market pulp supply is expected to rise by 3.3% and by a further 3.6% in 2007. This implies an overall increase of 5 million tons over the period 2004-2007, equivalent to 3.3% per year. Roughly 80% of the growth will be in Latin America once the effect of the definitional change is removed.

There are obvious risks to the forecast. The economic outlook is positive but largely dependent on two economies – the United States and China. Any significant slowdown, particularly in the U.S., would have a quick impact on ad spending and paper demand, at a time when the cycle is already maturing.

E.                                      Off-balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the debt or other obligations of some investees whose accounts are not consolidated in our financial statements.  The Company is a guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project.  Stora Enso is a guarantor of the other 50% of such indebtedness.  At December 31, 2004 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$251.6 million. As of December 31, 2004, the Company had no other off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes the obligations which we have guaranteed or for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES

AS OF DECEMBER 31, 2004

	Aggregate Amount	Maturity
	In millions of US$
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Guarantees of Debt:
Veracel Celulose S.A.	251.6	7.1	44.7	68.1	131.7

F.                                      Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations as of December 31, 2004:

	Payment due by period
	In millions of US$
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt	152.9	152.9	—	—	—
Long-term debt	1,222.7	—	593.6	401.9	227.2
Purchases: (raw materials, maintenance and utilities/fuel)	52.9	52.9	—	—	—
Total	1,428.5	205.8	593.6	401.9	227.2

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers.

Set forth below are the names and positions at May 31, 2005 and brief biographical descriptions of our directors and officers:

Board of Directors

Name	Age	Position

Carlos Alberto Vieira	71	Chairman
Ernane Galvêas	82	Member
João Carlos Chede	68	Member
Luiz Aranha Corrêa do Lago	54	Member
Eliezer Batista da Silva	81	Member
Haakon Lorentzen	50	Member
Raul Calfat	47	Member
Álvaro Luiz Veloso	50	Member
Nelson Koichi Shimada	52	Member
Sandra Meira Starling	61	Member

Executive Officers

Name	Age	Position

Carlos Augusto Lira Aguiar	59	CEO
João Felipe Carsalade	50	Officer
Walter Lídio Nunes	56	Officer
Isac Roffé Zagury	53	Officer

Biographical Information

Carlos Alberto Vieira.  Since April 29, 2004 Mr. Vieira has been the Chairman of our Board of Directors, of which he had been a member since April 15, 1988. He is also President of Banco Safra S.A., and Chairman of Safra Leasing S.A. Arrendamento Mercantil, Agropecuária Potrillo S.A., and Pastoril Agropecuária Couto Magalhães S.A.

Ernane Galvêas.  Mr. Galvêas has been a Director since April 29, 1994.  He was External Trade Officer of Banco do Brasil from 1966 to 1967. He has also been a member of the Technical Committee of the Brazilian Association of Commerce since 1975 and, since 1988 he has been the Economic Counsel for the Presidency of that Committee.  Mr. Galvêas has been the President of the Managing Committee of the Brazilian Association for Economic Studies Promotion since 1988, and was the Minister of Finance of Brazil during the period from January 1980 to March 1985 and President of the Central Bank twice.  He was also our chief financial officer during the period from 1974 to 1978 and Executive Vice President in 1979, and is currently Director of the Jacob Safra Banque (Suisse).

João Carlos Chede. Mr. Chede was an alternate member of our Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board. He has been an Executive Director of Safra Bank since 1990. He is also a Director of the  Safra Comércio e Serviços Ltda; Banco Safra de Investimentos S.A.; Canárias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos  Publicidade e Participações Ltda; and Cedral Companhia de Comércio Exterior S.A.

Luiz Aranha Corrêa do Lago. Mr. Corrêa do Lago was an alternate member of our Board of Diretors from April 1988 to April 2004, when he was elected member of the board. He has been the Planning Director of Lorentzen Empreendimentos S/A since 1988. He also held office as Capital Markets Director of the Central Bank of Brazil from 1987 to 1988.

Eliezer Batista da Silva.  Mr. Batista da Silva has been a Director since June 28, 1996.  He was also Chairman of Rio Doce Internacional.  In 1992, he served as the Brazilian Government’s Secretary for Strategic Affairs.  From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also the President of its board of directors.  He was the

President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.  His first term as Chairman of Companhia Vale do Rio Doce was from 1961 to 1962.

Haakon Lorentzen.  Mr. Lorentzen has been a Director since April 29, 1991 and is the son of Mr. Erling Lorentzen, formerly our Chairman.  He is the Executive Vice President of Lorentzen Empreendimentos S.A., as well as Chairman of Companhia de Navegação Norsul. He is also a Member of the Board of Ação Comunitária do Brasil, Harvard Business School Latin American Research Center, WWF Brasil as well as Ideiasnet S.A. and Stolt Offshore S.A..

Raul Calfat. Mr. Calfat has been a Director of the Company since July 16, 2004. He has been Managing Director of Votorantim Industrial since January of 2004, and Director and CEO of Votorantim Celulose e Papel S.A. since 2001. Mr.Calfat was the President of the Pulp and Paper Association of São Paulo from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004.

Álvaro Luiz Veloso. Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Business Development Officer of Votorantim Industrial on March 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Executive Officer of Votorantim Metais from May 2002 to June 2004.

Nelson Koichi Shimada. Mr. Shimada was an alternate member of our Board of Directors from April 2002 to April 2004, when he was elected member of the board. He has been working for Votorantim Group since 1989. At present, he is a Vice President of VBC, Managing  director of Votorantim International, Director of Votorantim Participações S/A and Board member of CPFL Group.

Sandra Meira Starling. Ms. Starling has been a Director of the Company since April 29, 2003.  She is also Executive Secretary of the Department of Labor and Jobs since January 2003.  She has been Executive Secretary of the Ministry of Labour in 2003 and now is Political Assistant to the 1st Vice President of the Senate. She was previously Director of Research and Extension of the Pontifical Catholic University of Minas Gerais and a professor in the Department of Sociology and Anthropology of the University of Philosophy and Humanities and in the Department of Private Rights at the Federal University of Minas Gerais.

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

João Felipe Carsalade.  Mr. Carsalade has been an Officer since September 6, 1993.  Since 1976, Mr. Carsalade has held various managerial positions with our commercial department.

Walter Lídio Nunes.  Mr. Nunes has been an Officer since May 27, 1998.  Since 1977, Mr. Nunes has held various managerial positions with our industrial department.

Isac Roffé Zagury.  Mr. Zagury was elected a member of our board of executive officers on June 6, 2003.  Prior to that, he worked for 26 years at BNDES in various positions.  Since 2000, he was acting as an officer of BNDES.

Fiscal Committee

Although we are not required under the Brazilian corporate law to maintain a permanent fiscal committee (conselho fiscal), our by-laws were amended in April 2004 to establish that such corporate body shall be maintained on a regular basis.  Under the Brazilian corporate law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management.  A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee.  Our fiscal committee is composed of three members, as required by the Brazilian corporate law, and three alternates.  Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders’ interests.  The members of the fiscal committee are elected for one-year terms, but can be reelected.  The primary responsibility of the fiscal committee is to review management’s activities and the financial statements, and to report its findings to the shareholders.  Under the Brazilian corporate law, the fiscal committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, and (iv) are spouses or relatives of our management, up to the third degree.  In addition, the Brazilian corporate law requires that the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer.  The Brazilian corporate law requires a fiscal committee to have a minimum of three and a maximum of five members.

At the annual shareholders’ meeting held on April 29, 2005, our shareholders decided to appoint, for the fiscal year ending on December 31, 2005, the members of our fiscal committee and their respective alternates as set forth below:

Name	Position

Wagner Braz	Member
Sheila Periard Henrique Silva	Alternate
Fernando Octávio Martins Alves	Member
Jorge Juliano de Oliveira	Alternate
Octavio Mauro Muniz Freire Alves	Member
Luiz Coelho Repis	Alternate

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on June 3, 2005. It complies with all of such requirements and provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee will recommend the appointment of our independent auditors to our board of directors and review the compensation of, and coordinate with, our independent auditors. The audit committee also will evaluate the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a term of office coincident with that of the board of directors. The current members of our audit committee are Isac Selim Sutton, Álvaro Luiz Veloso and Antonio Carlos Dantas Mattos. All members of the audit committee satisfy the audit committee membership independence requirements established under rules of the SEC. The board of directors has determined that Antonio Carlos Dantas Mattos is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

B.                                    Compensation

For the year ended December 31, 2004, the aggregate compensation of all of our directors and officers was approximately US$4.1 million, which includes bonuses in the aggregate amount of US$2.2 million. In addition, for 2004, we paid an aggregate of approximately US$0.06 million into our pension plan on behalf of our directors and officers.  For the year ended December 31, 2003, the aggregate compensation of all of our directors and officers was approximately US$1.8 million, which includes bonuses in the aggregate amount of US$0.3 million. In addition, for 2003, we paid an aggregate of approximately US$0.08 million into our pension plan on behalf of our directors and officers.  For the year ended December 31, 2002, the aggregate compensation of all of our directors and officers was approximately US$2.0 million, which includes bonuses in the aggregate amount of US$0.6 million.  In addition, for 2002, we paid an aggregate of approximately US$0.07 million into our pension plan on behalf of our directors and officers.

C.                                    Board Practices

Our board of directors (i.e., Conselho de Administração), which may consist of no fewer than nine and no more than twelve members (each, a director), is responsible for, among other things, establishing our general business policies.

Our board of directors is currently comprised of ten members and ten alternates. Seven of our current board members and alternates were elected for a term of three years by the shareholders at the annual shareholders’ meeting held on April 29, 2004.  Between this date and April 29, 2005 three board members resigned and were replaced by decision of   the Board of Director, pursuant to Law 6.404/76 and the Company’s by-laws. The annual shareholders ‘ meeting held on April 29, 2005 elected the substitute board members to complete the term of office of the resignees. The term of office of the current board of directors will end on the date of the ordinary shareholders’ meeting to take place in 2007.  Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings.  We have no service contracts with our directors providing for benefits upon termination of employment.

Our board of executive officers (i.e., Diretoria), which may consist of no fewer than two and no more than eight officers (each, an officer), is responsible for our day-to-day management.  The executive officers are elected by the board of directors for a term of three years.  The term of office of each officer will end on July 24, 2006.

Compensation Committee

We have an ad hoc compensation committee, formed by three members, the purpose of which is to decide on various matters regarding the compensation of our officers and directors.  The current members of the compensation committee are Luiz Aranha Correa do Lago, Isaac Selim Sutton and Gilberto Lara Nogueirai.  The members of the compensation committee do not receive compensation.

Board Practices

Under Brazilian corporate law, the members of the board of directors must be shareholders of the company.  There is no requirement as to the number of shares an individual must own in order to act as a member of the board of directors.

According to Brazilian corporate law and the Code of Ethics of the Company, officers and directors of a company are prohibited from voting on or acting in matters in which their interests conflict with those of the company.

Our by-laws provide that the shareholders are responsible for determining the global annual remuneration of the members of our management bodies.  Our board of directors is responsible for dividing such remuneration among the members of the management.  There are no specific provisions regarding a directors’ power to vote its compensation in the absence of an independent quorum.

With respect to the borrowing powers of the board of directors, the approval of the board of directors is necessary to issue commercial paper, but any other financing arrangements may be entered into by us upon the joint signatures of:

•                  two officers;

•                  one officer and one attorney-in-fact; and

•                  two attorneys-in fact.

There are no age limit requirements for retirement of the members of our board of directors.  There are no provisions in our by-laws regarding reelection of directors in staggered intervals.

D.                                    Employees

We employed a total of 2,287 people at December 31, 2004, compared to 2,145 people at December 31, 2003.  For the years ended December 31, 2003 and 2002, 73% of our workforce was directly involved in the production process, 3% were engaged in research and development and 24% were administrative employees.  As of December 31, 2004, 56% of our employees were employed at the Barra do Riacho Unit, 22% were employed at the Guaíba Unit, 3% were employed at the offices in the city of Rio de Janeiro and 19% were employed at the forest sites in Conceição da Barra

(Espirito Santo State) and Posto da Mata (Bahia State).All of our employees are subject to collective bargaining agreements with seven unions.  Each collective bargaining agreement is renegotiated annually in November.  The agreements currently in effect will expire in October 2005.

In December 1994, the Executive Branch of the Brazilian government issued a provisional measure, which was converted into Law No.  10,101 of December 19, 2000 giving employees the right to receive a bonus based on certain operating results of their employer, as such right is contemplated in the Brazilian Constitution.  The law provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods.  Pursuant to such legislation, since 1995 the Company and its employees’ labor unions have negotiated the terms of two different bonus plans on an annual basis, one for the Company’s management and another for non-management employees, which plans meet the requirements of the provisional measure.  Any bonus to be paid under either of the plans is based on the Company reaching certain operating targets and financial results.  The total amount paid by the Company under these bonus plans for 2004 amounted to US$6.4 million. We provide certain social benefits to our employees, including funds to operate a school.  We contribute, jointly with the employees, to an employee pension fund, most of the trustees of which are also our officers.

E.                                      Share Ownership

As of December 31, 2004, the members of our board of directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock.  None of the members of our board of directors or our officers holds any options to purchase our common shares or preferred shares.  See “Item 7A. Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of May 31, 2005:

	Number of Common Shares	Number of Preferred Shares	Total	% of the total shares outstanding
Board of Directors
Carlos Alberto Vieira	1,000	—	1,000	0.00
Ernane Galvêas	91	—	91	0.00
João Carlos Chede	659	659
Luiz Aranha Corrêa do Lago	7	—	7	0.00
Eliezer Batista da Silva	13	—	13	0.00
Haakon Lorentzen	10	—	10	0.00
Raul Calfat	—	501	501	0.00
Álvaro Luiz Veloso	—	1	1	0.00
Nelson Koichi Shimada	—	1	1	0.00
Sandra Meira Starling	—	1	1	0.00
Executive Officers
Carlos Augusto Lira Aguiar	—	10,599	10,599	0.00
João Felipe Carsalade	—	—	—	0.00
Walter Lídio Nunes	—	—	—	0.00
Isac Roffé Zagury	—	—	—	0.00

Total	1,780	11,103	12,883	0.03

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Of the three classes of our capital stock outstanding, only our common stock, without par value, has voting rights.  Approximately 96.5% of our common stock is owned by the following four principal shareholders, or the Principal Shareholders: Arapar S.A. (a company associated with Erling Sven Lorentzen,  the Chairman of our board of directors until April 2004), Arainvest Participações S/A, Treasure Hold Investments ( affiliates of Banco Safra S.A.), Newark

Financial Inc. (a British Virgin Islands company wholly owned by VCP) and BNDES Participações S.A.—BNDESPAR (an affiliate of our principal bank lender, Banco Nacional de Desenvolvimento Econômico e Social—BNDES, a development bank wholly owned by the Brazilian government).  The Principal Shareholders have the ability to control the election of the members of our board of directors and the direction and future of our operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under our by-laws and Brazilian corporate law, and the issuance of securities.  See “—Shareholders’ Agreement.”

On October 3, 2001, we were informed that, on that date, Mondi Brazil Limited, or Mondi, a subsidiary of Anglo American Corporation of South Africa Limited entered into a share purchase and sale agreement with VCP, one of our competitors.  See “Item 4B. Business Overview—Competition.”  Under the share purchase and sale agreement, VCP agreed, through a wholly owned subsidiary incorporated in the British Virgin Islands, to acquire from Mondi 127,506,457 shares of our common stock, representing 28% of our voting capital and 12.3% of the total capital stock, excluding treasury stock, for US$370 million.  The transfer of the shares occurred on November 1, 2001, on which date the VCP subsidiary agreed to be bound by the existing Shareholders’ Agreement, which expires in 2008.  Mondi had purchased its participation from a former shareholder, Souza Cruz S.A., on June 13, 1996.

The following table sets forth the amount and percentage ownership at March 31, 2005 of each shareholder known to us to own more than 5% of each class of our capital stock and our officers and directors as a group:

	Share Ownership at May 31, 2005
	Common Stock		Class A Stock(1)		Class B Stock
	Shares	%	Shares	%	Shares	%
	(in millions of shares, except percentages)
Newark Finance Inc.(2)	127.5	28.0%	—	0.0%	—	0.0%
Arapar S.A.(3)(4) (5)	127.5	28.0	—	0.0	—	0.0
Arainvest Participações S/A (6)	127.5	28.0	27.7	72.9
Treasure Hold Investments					57.9	10.8
BNDES Participações S.A.(7)	56.9	12.5	10.0	26.3	32.9	6.1
Others	16.0	3.5	0.3	0.8	448.3	3.2
Total	455.4	100.0%	38.1	100.0%	539.1	100.0%

Source: Banco Itaú S.A.

(1) Each share of ações preferenciais classe A of the Company (“Class A Stock”) may be converted into one share of ações preferenciais classe B of the Company (“Class B Stock”) at any time at the holder’s option.  Shares of Class B Stock are not convertible into shares of Class A Stock.

(2)Newark Finance Inc. purchased its Common Stock from Mondi Brazil Limited on November 1, 2001.

(3) Lorentzen Empreendimentos S.A. owns indirectly approximately 44.7% of Arapar S.A.  Lorentzen Empreendimentos S.A. is indirectly controlled by Erling Sven Lorentzen, former Chairman of the Company’s board of directors.  Haakon Lorentzen, also a member of the Company’s board of directors, owns indirectly 2.6% of the stock of Lorentzen Empreendimentos S.A.

(4) Den Norske Bank ASA owns indirectly approximately 23.3% of Arapar S.A. Den Norske Bank ASA has agreed to finance the Company’s acquisition of certain equipment.  See “Certain Transactions With Related Parties — Other Matters.”

(5) Including 11.960 shares of Common Stock held by Lorentzen Empreendimentos S.A.

(6) On April 22, 2004 127,506,457 shares of Common Stock held by Sociedade de Empreendimentos, Publicidade e Participação S.A - SODEPA were transferred to its affiliate Arainvest Participações S.A.

(7) A wholly owned subsidiary of BNDES.

Shareholders’ Agreement

The Principal Shareholders are parties to a Shareholders’ Agreement, dated January 22, 1988, as amended on June 30, 1989, or the Original Shareholders’ Agreement.  While we are a signatory to the Original Shareholders’

Agreement, our sole obligation under the agreement is to administer compliance by the Principal Shareholders in accordance with the terms of the Original Shareholders’ Agreement.  The Original Shareholders’ Agreement relates only to our common stock.  The Original Shareholders’ Agreement provides that the Principal Shareholders will be entitled to elect directors of our board of directors in proportion to their respective interests in our voting stock, except that each Principal Shareholder is ensured the right to elect at least one director so long as such Principal Shareholder retains 5% or more of our voting stock.  Such right is not transferable without the unanimous consent of the other parties to the Original Shareholders’ Agreement.  In addition, the Original Shareholders’ Agreement provides that the maximum number of shares of common stock to be held by any Principal Shareholder may not exceed 28% of the total outstanding shares of common stock.  Furthermore, the Original Shareholders’ Agreement provides that the Principal Shareholders may sell, encumber or otherwise transfer their rights in our voting stock to any third party as long as the beneficial ownership of 51% or more of such stock is retained by Brazilian nationals.  Brazilian nationals are defined as (a) individual residents who are domiciled in Brazil, (b) corporate instrumentalities of the Brazilian government or subdivisions thereof or (c) corporate entities whose headquarters are in, and are incorporated in, Brazil and which, directly or indirectly, are controlled by persons referred to in (a) or (b) above.  The Original Shareholders’ Agreement also requires that each person or entity who acquires shares of common stock from any of the Principal Shareholders become a party to such agreement.  The Original Shareholders’ Agreement will expire in 2008.

On February 5, 2003, a shareholders agreement was signed by and between, on one side, Arapar S/A and Lorentzen Empreendimentos S/A, collectively Grupo Lorentzen, and, on the other side, SODEPA (the “New Shareholders’ Agreement”). The Company’s shares owned by SODEPA were transferred to its affiliate Arainvest Participações S.A. on April 22, 2004 - See “Major Shareholders”. Each of the Parties holds approximately 28% of Aracruz’ voting shares.

Notwithstanding the Original Shareholders’ Agreement dated January 22, 1988, which will be in force and effect until May 11, 2008, the New Shareholders Agreement executed in February 2003, which will be in force for 16 years from the date of its execution, governs the exercise of Grupo Lorentzen and Arainvest’s (as a successor of SODEPA) ownership rights, establishing rules related to (i) the sale of its shares (in force during the term of the Original Agreement), (ii) the preferential rights to purchase such shares, and (iii) the right to a tag along sale.  The exercise of voting rights by Grupo Lorentzen and Arainvest will continue to be in force upon the expiration of the Original agreements.

B.                                    Related Party Transactions

BNDES Loan Agreements

BNDES is our principal lender.  As of December 31, 2004, we had outstanding loans with BNDES with an aggregate principal amount outstanding of approximately R$610.9 million (equivalent to US$230.2 million) (the “BNDES Debt”), which represented approximately 17% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 3.3% per annum.  The TJLP is determined based on a mix of the long-term local and foreign debt instruments issued by the government.  The rate is reset quarterly.  The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 10.41% per annum.  Approximately 97% of the BNDES Debt was incurred in connection with the Fiberline C Expansion Project.   At March 31, 2005, the outstanding principal balance of the Company’s BNDES debt was approximately R$580.7 million (equivalent to approximately US$217.8 million), representing approximately 16% of the Company’s total indebtedness.

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

Other Matters

Companhia de Navegação Norsul, or Norsul, a company indirectly controlled by Mr. Erling Sven Lorentzen, the former chairman of our board of directors and a shareholder of Arapar S.A., one of the Principal Shareholders, entered into a Joint service agreement with Gearbulk AG, Baar, Switzerland, expiring on December 31, 2005, pursuant to which Norsul and Gearbulk shipped pulp for us to Northern Europe.  In 2003 and 2004, Norsul and Gearbulk shipped approximately 590,000 and 775,000 tons of pulp for us, representing approximately 26% and 32% of our export sales, respectively.  In January 2004 Norsul sold its Open Hatch Division to Gearbulk, transferring all its rights under the said agreement to Gearbulk.

On December 19, 2000, Norsul entered into an agreement with us which established the terms and conditions to implement the investments and operations of a project to ship wood logs from the port of Caravelas, in the south of the State of Bahia, to the Portocel Barra do Riacho Specialized Terminal.  According to this agreement, we will reimburse Norsul for the costs incurred on the acquisition of ships and other direct costs.  In addition to the cost reimbursement, we will pay to Norsul a monthly administration fee of US$34,000.  This agreement has a term of 20 years, starting on the issuance date of the first shipment’s notice of readiness.

On March 31, 2005 we entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which we have undertaken to buy from Veracel fifty percent (50%) of the annual output of pulp from the Veracel pulp mill.  This agreement entered into force on the operational start-up of Veracel, which occurred in May 2005, and shall be in effect for as long as the Veracel Shareholders’ Agreement is valid.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3A.  Selected Financial Data” and “Item 19. Exhibits.”

Export Sales

During 2004, we produced approximately 2,497,000 tons of bleached eucalyptus pulp.  Pulp sales in 2004 were approximately 2,450,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume. During 2003, we produced approximately 2,250,000 tons of bleached eucalyptus pulp. Pulp sales in 2003 were approximately 2,149,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume.  During 2002, we produced approximately 1.656,000 tons of bleached eucalyptus pulp.  Pulp sales in 2002 were approximately 1,585,000 tons, of which 98% were export sales.  See “Item 4B. Business Overview—General.”

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

As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees and their labor unions.  Among these, some suits claimed additional compensation for alleged hazardous work conditions.  In 1995, we received an unfavorable decision with respect to the first of these claims to be decided.  We have established what we consider to be an adequate reserve on our books to cover these claims.  In December 2001, we and our employees and their union settled two of the six claims for an amount of US$6.7 million, which amount has been paid by us in January 2002.  Accordingly, we reduced proportionately the reserve we have established with respect to these claims.  We are also a party to approximately 1.122 other legal actions relating primarily to labor claims by former employees.  In 2004, we have recorded additional provisions in the amount of approximately R$ 3.7 million (US$1.3 million) and have also deposited approximately R$ 3.6 million (US$1.2 million) in judicial deposits with respect to such actions.

In October 1993, the Brazilian Federal Prosecutor brought a suit against us, the State of Espírito Santo and IBAMA (the Brazilian environmental protection agency) to halt all activities of the Forestry Partners Program, and to seek damages on the grounds that the program did not follow certain prescribed environmental procedures.  We have been allowed, pursuant to an interim judicial decision, to continue the program with respect to areas other than native forest and areas cultivated with other plantings.  In May 2000, the federal local court promulgated a Term of Settlement signed by and among the parties involved, extinguishing this suit and keeping in full effect the terms of the Forestry Partners Program.  Such Term of Settlement is still in effect and being complied with by the Company.

In September 2001, a class action was brought against us aiming to cancel the environmental licensing process of the Forestry Partners Program. An injunction was granted and subsequently reverted by a Court decision that accepted the reasons presented in our appeal. This suit is still pending. Based on the advice of external legal counsel, the Company’s management believes that the final decision will confirm that the environmental licensing process has been regularly conducted.

In January 1997, the National Indian Foundation, or FUNAI, the Brazilian government agency responsible for Indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring Indian reservations encompassing the Indian communities of Pau Brasil, Caieiras Velhas and Comboios.  In January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation.  In March 1998, the Ministry of Justice issued Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the Indian reservation by 2,571 hectares of land belonging to us.  In April and June 1998, we signed two Terms of Settlement with the Indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which:  (i) the Indians recognized the legitimacy of Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount of approximately R$13.5 million (US$5.1 million on December 31, 2004), over a 20-year period.  The financial aid program is subject to the performance by the Indian communities of the following main obligations:  (a) the formation of an association to receive the funds; (b) the delivery to us of a proposed allocation of funds approved by two representatives of each Indian village, by the association’s board, by FUNAI and by the Brazilian Federal Prosecutor, or BFP; (c) the use of the funds exclusively in projects which guarantee the subsistence of all members of the communities, such use of the funds to be monitored by a commission formed by FUNAI and Indian community members not affiliated with the Association’s board and to be reviewed by FUNAI and the BFP; (d) the observance of agreed boundaries; and (e) the guarantee of our right to use the existing roads in the enlarged areas object of the reservation.  If the Indian communities breach any of their obligations, we will be released of our obligations under the Terms of Settlement.  In October 2004 some representatives of the Indian communities occupied part of the Company’s areas in the State Espírito Santo. The Company was granted an injunction which ensured repossession of the land.  As of December 31, 2004, the Company had donated to the Indian Associations approximately R$ 8.8 million — equivalent to US$ 4.0 million (R$ 6.8 million — equivalent to US$ 3.3 million up to December 31, 2003) under the Terms of Settlement.

On May 17, 2005, Indians from the state of Espírito Santo invaded areas owned by the Company, cutting down and expropriating trees that were still in a stage of growth. The Company petitioned the federal courts to ensure that possession of the invaded land be returned to it. In view of the invasion of its property, the Company notified the National Indian Foundation (FUNAI) and the Indian communities’ representatives, declaring the invasion to be a violation of the Terms of Settlement and thus the Company had decided to suspend compliance with its obligations thereunder. In its notification, the Company stated that once the hostility has ended, it will not shirk from any dialogue designed to reestablish the original conditions of the Terms of Settlement.

In March 1997, we received assessment notices from the Brazilian Social Security Institute (Instituto Nacional de Seguridade Social—INSS) demanding payment of social contributions over housing allowances paid to certain employees.  We brought several lawsuits before local federal courts contesting such assessment notices and, at December 31, 2004, we have placed approximately US$6.4 million in an escrow account to guarantee the payment of such social contributions in the event we lose these lawsuits.  These suits are still pending.

We are contesting in local federal courts changes in the rates and rules for the calculation of certain social contributions (Programa de Integração Social—PIS and Contribuição para Financiamento da Seguridade Social— COFINS) determined by Law No. 9,718/98.  Our provision with respect to such legal actions equaled approximately

US$51.3 million as of December 31, 2004.  We believe this provision is sufficient to cover any possible losses in connection with this action.

On March 13, 2002 the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of our permits and the acquisition of our properties from the date we began operating in Espírito Santo.  As the investigative procedures were not concluded within the prescribed term for such sort of investigation, the commission was terminated without issuing a conclusive report.  We are confident that all our permits have been legally obtained and acquisition documents are strictly in accordance with all laws and regulations.

In May 2003 the Human Rights Commission of the Brazilian House of Representatives (“Câmara dos Deputados”) created a Working Group to discuss the alleged violation of economic, social, cultural and environmental rights in the eucalyptus plantations in the State of Espírito Santo. Among other issues, several complaints involving the Company were discussed. Representatives of the Company participated in a Public Hearing and presented to the Commission extensive reports, information, evidences, technical studies, governmental and judicial decisions that demonstrate that the complaints were unjustified. The Working Group was terminated without issuing any report against the Company or any of its affiliates.

The Company’s operations are located within the geographic area of the Agência de Desenvolvimento do Nordeste (Northeast Development Agency, or “ADENE”) and the pulp and paper sector is considered by the Brazilian Federal Government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied for and was awarded the right to a reduction in income taxes payable on its operating profits. The tax benefit was authorized by ADENE and subsequently confirmed by the Revenue Service in December 2002.  On January 9, 2004, the Company was notified by ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Regional Integration Ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.  Based on the advice of external legal counsel, the Company’s management believes that such decision is not correct. Also, based on the advice of external legal counsel, management believes that ADENE’s decision should not affect the benefits already recorded in  2003 and 2004, in the amounts of US$ 35,9 million and US$ 13,8 million, respectively, as they were duly recognized under the then-existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the years ended December 31, 2003 and December 31, 2004. In addition, the Company has filed a lawsuit in federal courts challenging the legality of such reversal. In a preliminary decision, the effects of the tax benefit revocation have been suspended.  After being notified of the court decision, ADENE cancelled its own tax benefit revocation and started an administrative procedure to examine the matter, during which the Company had the opportunity to present its arguments. On December 22, 2004 ADENE issued a final decision confirming the cancellation of the assessments (laudos constitutivos) issued by it, which decision has been challenged by the Company in Court. This lawsuit is still pending. Based on counsel’s opinion the Company believes that the tax incentive is still valid and has not been revoked. However, in a conservative approach the Company’s management decided to suspend the use of the tax incentive from January 2005 on. Also based on counsel’s opinions, the Company believes that its right to the tax benefit already used will be upheld, either by an administrative or court decision. However, there is no assurance that the tax benefit will be updated or made available in the future.

Dividend Policy and Dividends

General

Under Brazilian corporate law, we are required to hold an annual shareholders’ meeting by April 30 of each year.  At that meeting, our financial statements for the previous year and the proposal for distribution of dividends are submitted for shareholder approval.  Accordingly, dividends for each fiscal year ending December 31 may be declared by April 30 of the subsequent year.  Dividends are to be paid within 60 days from the date declared, unless otherwise resolved at the annual shareholders’ meeting at which they were declared.  In any event, declared dividends must be paid before the following December 31.  Dividends relating to prior years in excess of those required to be paid by law may be declared and paid at any time by decision of the board of directors.  The board of directors may also elect to pay interim dividends either:

•                  based on our net income for any period within our fiscal year; or

•                  from our retained earnings or certain other revenue reserves established in prior years.

Holders of Class A Stock are entitled to an annual preferential dividend equal to a minimum of 6% of the capital attributable to the Class A Stock to be paid from annual adjusted net income.  In the event dividends in excess of those paid to the holders of Class A Stock are distributed, holders of common stock and Class B Stock share ratably in such excess up to an amount equal to the Class A Stock preferential dividend.  Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and common stock.  The Class B Stock holders are entitled to receive dividends at least ten percent higher than the amount per share paid to holders of common stock.  We adopt the same standards for payment of dividends for the Class A Stock holders.  See “—Dividend Preferences.”

Interest on Shareholders’ Equity

Brazilian legislation also allows the Company to distribute corporate dividends in the form of Interest on Shareholders Equity. Such Interest is considered financial expenses for tax purposes and may be deducted from the corporate income tax base. Declaration and payment of Interest on Shareholders’ Equity may be decided at a shareholders meeting or by the board of directors, in which case it shall be subject to ratification by the shareholders meeting. The rights and preferences attributed to shareholders in the declaration and payment of Interest on Shareholders’ Equity are equal to those applicable to the distribution of dividends. For example, the Class B Stock holders are entitled to receive Interest on Shareholders’ Equity at least ten percent higher than the amount per share paid to holders of common stock.  Interest on Shareholders’ Equity is subject to income tax withholding. See “Taxation - Brazilian Tax Considerations - Taxation on Distributions”.

The Interest on Shareholders’ Equity may be attributed to the Mandatory Dividend related to the fiscal year in which such interest are paid/declared, and are limited to (a) the amount equivalent to 50% of the greater among (i) the profit of the relevant year or  (ii) accumulated profits plus profit reserves; (b) the amount of the minimum compulsory dividend; and (c) the amount of the capital reserves comprising (i) premium reserve, (ii) the product of the sale of founders shares and subscription bonuses, (iii) premium received in the issue of debentures and (iv) donations and subventions for investments.

Calculation of Adjusted Net Income

Brazilian corporate law requires that 5% of a company’s annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital of such company, as recorded in its statutory accounting records.  For purposes of calculating such amount, Brazilian corporate law provides that the “capital” of a company is equal to the aggregate paid-in capital upon the subscription of such company’s capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation.  The amount of our legal reserve as of December 31, 2004 was approximately R$222.2 million (equivalent to US$83.7 million), or 12% of our capital.

Brazilian corporate law allows for three additional appropriations of net income, each of which must be approved by the holders of common stock.  First, a portion of net income may be appropriated to a reserve for anticipated losses which are deemed probable in future years.  Conversely, any amount so reserved in prior years must be returned to net income in the fiscal year in which the reason for such reserve ceases to exist or in which the loss takes place.  Second, net income may be appropriated to an unrealized income reserve for future income to be realized from:

•                  increases in the net worth of affiliated companies; and

•                  income from term sales to be received in subsequent fiscal years.

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

Brazilian legislation requires that the calculation of the amount of a company’s net income available for dividend distributions to its shareholders be determined on the basis of financial statements prepared in accordance with Brazilian GAAP using the corporate law method.  Such net income of a company may not be the same as that determined by the currency of constant purchasing power method.  Through 1995 our net income was the same under both Brazilian methods, but differed from that determined in accordance with U.S. GAAP.  For all financial statements prepared for any period ended after January 1, 1996, Law No. 9,249/95 has abolished the requirement that companies apply monetary correction to their financial statements.  Although the actual amount of dividends as remeasured into U.S. dollars is contained in the consolidated financial statements, investors will be unable to use U.S. GAAP financial information made available by us to calculate such dividends.

Payment of Dividends

Under Brazilian corporate law and in accordance with our by-laws, we are required to allocate at least 25% of our adjusted net income for each fiscal year to the payment of dividends, or the Mandatory Dividend.  However, Brazilian corporate law provides that a public company is not required to pay the Mandatory Dividend in any year if the management of such company communicates to its shareholders at its annual shareholders’ meeting that the payment of such dividend would be detrimental to the company based on its financial situation and if, within five days of the annual shareholders’ meeting, the company forwards to the CVM an explanation for the nonpayment of the dividend.  Adjusted net income that is not so distributed and is not absorbed by losses in subsequent years must be paid in dividends as soon as the financial condition of the company permits.

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

As a general requirement, shareholders who are not residents of Brazil must be registered with the Central Bank in order to have dividends, sales proceeds or other amounts with respect to their shares remitted outside of Brazil.  The shares of Class B Stock underlying the ADSs will be held in Brazil by the Custodian, as agent for the Depositary, which will be the registered owner of such shares on the records of the Transfer Agent.  Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of the Depositary, which will exchange the reais for U.S. dollars and will deliver the U.S. dollars to the Depositary for distribution to the ADR holders.  In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected if the real devalues against the U.S. dollar before such dividends are converted and remitted.  Devaluation of the real will reduce the value in U.S. dollars of distributions and dividends on the Class B Stock and may reduce the value of the Class B Stock and the ADSs.  There can be no assurance that the real will not devalue relative to the U.S. dollar, as in the past, that the real will not fluctuate significantly relative to the U.S. dollar or that any such depreciation or fluctuations will not adversely affect the value of the Class B Stock or ADSs or any distributions and dividends thereon.  Dividends in respect of shares of our Class B Stock paid to holders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax.  Interest on Shareholders Equity is subject to income tax withholding.  See “Item 10E.  Taxation—Brazilian Tax Considerations.”

History of Dividend Payments

The following table sets forth the dividends paid by us to holders of our capital stock since 1999.  The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.

Year	Common Stock	Class A Stock	Class B Stock
	(in U.S. dollars per share)
2000(1)	0.05	0.06	0.06
2001(2)	0.06	0.06	0.06
2002(3)	0.07	0.08	0.08
2003(4)	0.10	0.11	0.11
2004(5)	0.11	0.12	0.12
2004(6)	0.08	0.09	0.09

(1)                                  Including dividend declared on April 5, 2000 and paid on April 30, 2000.

(2)                                  Including dividend declared on March 30, 2001 and paid on April 12, 2001.

(3)                                  Including dividend declared on April 30, 2002 and paid on May 13, 2002.

(4)                                  Including dividend declared on April 29, 2003 and paid on May 15, 2003.

(5)                                  Including dividend declared on April 29, 2004 and paid on May 14, 2004.

(6)                                 Including the interest on stockholders’ equity declared on October 19, 2004 and November 16, 2004 and paid on November 11, 2004 and December 10, 2004, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2004, which were declared on April 29, 2005

Dividend Preferences

Depending on the amount of our annual adjusted net income, holders of our Class A Stock are entitled to an annual minimum preferential dividend equal to 6% of the capital attributable to its class of shares.  For the purpose of calculating the preferential dividend, the capital attributable to the Class A Stock is equal to the amount paid for such stock upon subscription therefore, plus the amount of annual increases in such amount due to any capital increase and/or to monetary correction for inflation.  In the event dividends are not paid for three consecutive years, holders of all classes of preferred shares, including Class A and Class B Stock, will be entitled to voting rights.

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

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The principal non-United States market for our Class B Stock is the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange.  In the United States, the Class B Stock trades in the form of ADSs, which are evidenced by American Depositary Receipts, or ADRs, issued by Morgan Guaranty Trust Company of New York, our Depositary, each currently representing ten shares of Class B Stock.  The ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “ARA.”  In December 1999, we established a non-sponsored depositary receipt program, representing our Class B Stock, to list and trade such stock on the Latin-American Securities Market, or Latibex, managed jointly by the Madrid Stock Exchange of Spain.  The program depositary is Servicio de Compensación y Liquidación, S.A., in Spain, and the custodian is Companhia Brasileira de Liquidação e Custódia.  Trading of the depositary receipts on the Latibex started on December 1, 1999.

Market Price Information

The table below sets forth for the periods indicated the high and low closing sales prices for (i) the Class B Stock on the São Paulo Stock Exchange and (ii) the ADSs on the NYSE.  Prices on the São Paulo Stock Exchange are determined independently on each exchange and need not have occurred on the same date.  .  See “Item 10D. Exchange Controls” for information with respect to exchange rates applicable during the periods set forth below.

Nominal reais per
	Share of Class B Stock		U.S. dollars per ADS (1)
	São Paulo Stock Exchange		NYSE
	High	Low	High	Low

2000:
Annual	R$5.88	R$2.76	US$27.13	US$11.63

2001:
Annual	R$5.83	R$3.11	US$20.07	US$12.35

2002:
Annual	R$7.18	R$4.62	US$22.74	US$14.05

2003:
Annual	R$10.42	R$5.43	US$35.89	US$18.30

2004:
First Quarter	R$11.01	R$8.88	US$38.25	US$31.14
Second Quarter	R$11.23	R$9.01	US$39.22	US$28.37
Third Quarter	R$10.80	R$9.13	US$36.63	US$31.85
Fourth Quarter	R$10.37	R$9.16	US$37.75	US$31.81
Annual	R$11.23	R$8.88	US$39.22	US$28.37

Share price for the most recent six months:
December 2004	R$10.20	R$9.74	US$37.70	US$35.60
January 2005	R$9.85	R$9.00	US$37.10	US$33.30
February 2005	R$10.29	R$9.20	US$39.11	US$35.95
March 2005	R$10.75	R$9.45	US$39.76	US$35.15
April 2005	R$9.47	R$7.62	US$36.07	US$30.55
May 2005	R$8.14	R$7.40	US$33.68	US$29.99

(1)                                  All information on a per ADS basis for the indicated period has been adjusted to reflect the ADS Ratio Change, pursuant to which each ADS represents ten shares of Class B Stock. Source: Bloomberg

The closing sales price for the Class B Stock on the São Paulo Stock Exchange as of the close of business on December 31, 2004 was R$10.12 per share, which is equivalent to US$38.13 per ADS, translated at a rate of R$2.6544 per US$1.00, the commercial market selling rate for such day.  The closing sales price for the ADSs on the NYSE as of the close of business on December 31, 2004 was US$37.70 per ADS.  On May 31, 2005, the closing sale price for the Class B Stock on the São Paulo Stock Exchange was R$8.14 per share, equivalent to US$33.81 per ADS translated at  the exchange rate of R$2.4076 per US$1.00, the commercial market selling rate on such date.

As of December 31, 2004, an aggregate of 341,272,652 shares of Class B Stock, or an aggregate of approximately 63.5% of the outstanding Class B Stock, was held in the form of ADSs.As of June 15, 2005, there was approximately 5,116 U.S. beneficial owners of the ADSs (based on their addresses only), representing approximately  65.7% of the total Class B shares.

To take advantage of the market price of our stock, we engaged in a stock buy-back program in 2000 and 2002 which were subject to the limitations set forth in the Brazilian corporate law and CVM regulations.  The total number of shares of Class B Stock bought back by us under those programs was 17,095,000 shares and 1,374,000 shares, respectively, for a total cost of approximately US$22.7 million and US$2.1 million, respectively.  We have not bought back any shares during 2003 and 2004. In June 2005 we engaged in another stock buy-back program, valid until June 2006, under which we are authorized to trade up to 15,000,000 preferred Class “B” shares, subject to the limitations set forth in the Brazilian corporate law and CVM regulations. The purpose of the transaction is to maintain the shares in treasury, their subsequent sale and/or cancellation. We have not yet bought any shares under this program.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Trading on the Brazilian Stock Exchanges

On January 27, 2000, a protocol was signed in order to merge the nine Brazilian stock exchanges.  According to the protocol, private equity and debt will be traded only on the São Paulo Stock Exchange, which is the only remaining Brazilian stock exchange at present. Brazilian federal, state and municipal public debt are only traded on, and privatization auctions are carried out at, the Rio de Janeiro Exchange.  The protocol became effective on May 31, 2000.

Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation and limited to member brokerage firms and a limited number of authorized non members. The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of any issuer.  Securities listed on the São Paulo Stock Exchange may be traded on the over-the-counter market under limited circumstances.

Trading on the São Paulo Stock Exchange settles three business days after the trade date. Delivery of and payment for securities is made through separate clearinghouses for each exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the securities to the exchange on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is the CBLC—Companhia Brasileira de Liquidação e Custódia.

In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes to one hour whenever our indices fall below the limit of 10% as compared to the index registered in the previous trading session.

As of December 31, 2004, the São Paulo Stock Exchange had an aggregate market capitalization of approximately US$341 billion and an average monthly trading volume of approximately US$419.7 billion for the year 2004.  In comparison, the NYSE had a market capitalization of approximately US$19.8 trillion as of December 31, 2004.

Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  As of December 31, 2004, we accounted for approximately 1.14% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is a significantly large concentration in the Brazilian securities markets.  As of December 31, 2004, the five most actively traded shares represented approximately 31.6% of the total volume of shares traded on the São Paulo Stock Exchange.

Regulation of Brazilian Securities Markets

Brazilian securities markets are regulated by the CVM, which has regulatory authority over stock exchanges and the securities markets in Brazil and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under Brazilian corporate law, a corporation is either public (companhia aberta), such as us, or closely held (companhia fechada).  All public companies, including us, are registered with the CVM and are subject to reporting requirements.  Our stock trades on the São Paulo Stock Exchange, but may be traded privately, subject to limitations.

We have the option to request that trading of our securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement.  Trading may also be suspended by the São Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries of the CVM or the São Paulo Stock Exchange.

Brazilian securities law and Brazilian corporate law provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation and protection of minority shareholders.  However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in other jurisdictions.

The Custodian for the Class B Stock and the Depositary for the ADRs must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADRs exchanges ADRs for Class B Stock, the holder will be entitled to continue to rely on the Depositary’s electronic certificate of registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Stock, or distributions relating to the Class B Stock, unless the holder obtains a new certificate of registration with the Central Bank.

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

B.                                    Memorandum and Articles of Association

The information required for this item was included in the Annual Report on Form 20-F filed on June 30, 2004 (Commission file number 1-11005) and is incorporated herein by reference.

C.                                    Material Contracts

At December 31, 2004, we did not have any material contracts.

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

Pursuant to Resolution No. 2,689, foreign investors must:

•                  appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•                  complete the appropriate foreign investor registration form;

•                  register as a foreign investor with the CVM; and

•                  register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

Investors under Resolution No. 2,689 who are not resident in a tax haven (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.  See “—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Stock or ADSs by a holder that is not domiciled in Brazil for Brazilian taxation purposes and, in the case of a holder of Class B Stock, who has an investment in foreign currency registered at the Central Bank (a “Foreign Holder”).  This summary does not specifically address all of the Brazilian tax considerations applicable to any particular Foreign Holder.  Each Foreign Holder should consult his own tax adviser concerning the Brazilian tax consequences of an investment in Class B Stock or ADSs.  Any change in such law may change the consequences described below.

Registered Capital

The amount of an investment in Class B Stock must be registered by the Foreign Holder of such Class B Stock (or by the Custodian in the case of Class B Stock held by the Depositary) with the Brazilian Central Bank as “Registered Capital” in order to allow remittances outside Brazil of foreign currency acquired with the proceeds of distributions on, and amounts obtained from dispositions of, such Class B Stock.  The Registered Capital for each share of Class B Stock issued to the Depositary will be equal to its issue price in U.S. dollars.  The Registered Capital for a share of Class B Stock that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a share of Class B Stock on the São Paulo Stock Exchange on the day of withdrawal or (ii) if no such shares were traded on that day, their average price on the São Paulo Stock Exchange in the 15 trading sessions immediately preceding such withdrawal.  The U.S. dollar value of the Class B Stock is determined on the basis of the average price of the Commercial Market rate for U.S. dollars in effect on the date the Class B Stock is withdrawn or, at the Foreign Holder’s option, the sale rate quoted for U.S. dollars by the Central Bank Information System on such date (or, if the average price of the Class B Stock is determined under clause (ii) of the preceding sentence, the average of such quoted sale rates on the same 15 dates used to determine the average price of the Class B Stock).

Taxation on Distributions

Withholding Income Tax (Imposto de Renda na Fonte).  Dividends paid with respect to income earned since January 1996 are not subject to Brazilian withholding income tax under Brazilian tax law.  However, dividends paid with respect to income earned until December 31, 1995 are subject to withholding income tax at rates ranging from 15% to 25%, according to the tax legislation applicable to each corresponding year.  The rate of such tax may be reduced under certain circumstances by a tax treaty (at least with respect to shares not held by the Depositary).  However, there is no tax treaty between the United States and Brazil, and the only existing tax treaty that reduces the rate of withholding income tax to less than 15% is that between Brazil and Japan, which reduces the rate of withholding income tax to 12.5%. Interest on Shreholders Equity are subject to Income Tax Withheld, at the rate of 15%. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent, are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation.

Taxation on Gains

Gains on the Disposition of ADSs.  Gains obtained outside Brazil by a Foreign Holder on the disposition to another Foreign Holder of ADSs representing Class B Stock are not subject to Brazilian tax.

Deposits and Withdrawals of Class B Stock in Exchange for ADSs.  A Foreign Holder may deposit or withdraw Class B Stock in exchange for ADSs without incurring Brazilian tax.  On receipt of the underlying Class B Stock, the Foreign Holder will be entitled to register the U.S. dollar value of such shares with the Brazilian Central Bank as described above in “Registered Capital” and will be subject to the rules on Taxation on Distributions and Taxation of Gains applicable to the Class B Stock, discussed herein.  Such rules generally are less favorable to Foreign Holders than the rules applicable to ADSs.  In addition, such Foreign Holder may experience delays in effecting such registration, which may delay remittances abroad.  Such delay may adversely affect the amount in U.S. dollars received by the Foreign Holder.  See “Item 3D. Risk Factors—Risks Relating to our Preferred Shares and ADSs—Exchanging ADSs for the underlying Class B Stock may have unfavorable consequences.”

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

Taxation on Income Obtained Abroad

Prior to January 1, 1996, Brazilian tax laws taxed earnings related to the activities performed within Brazil by Brazilian companies, branches of foreign companies and nonresidents in general.  Since January 1, 1996, profits, capital gains and other income obtained abroad by a Brazilian company, or by its foreign branches or subsidiaries or by foreign companies controlled by or affiliated with such company, must be added in the determination of such Brazilian company’s profits and, therefore, taxed in Brazil when distributed or otherwise made available to the Brazilian shareholders.  Provisionary Measure No. 2,158 enacted in July 27, 2001 determined that profits obtained abroad by a foreign branch or subsidiary of a Brazilian company must be taxed in Brazil at the same time of the yearly generation of such profits.  Therefore, accumulated profits accounted until December 31, 2001 will be taxed at the end of the following fiscal period.  After January 2002, such profits will be taxed at the end of each fiscal period.

Stamp and Excise Taxes

There are no stamp, transfer, estate, gift or other similar taxes in Brazil applicable to the Class B Stock or to the ADSs.

United States Tax Considerations

US Federal Income Tax Considerations

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.  For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder.  If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.  A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of Preferred Shares or Preferred ADRs.

Nature of Preferred ADRs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a Preferred ADR will be treated as the owner of the underlying Preferred Shares.  Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADRs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADRs, and Preferred ADRs for Preferred Shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. holders:  In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADR (including for this purpose a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles.  If a distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain.  For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income.  The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars.  Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss.  Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law.  For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules.  For taxable years beginning after December 31, 2006, “financial services income” generally will be treated as “general category income,” and “passive income” generally will be treated as “passive category income.”  A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit.  You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years.  Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income.  A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR before January 1, 2009 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.”  A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”), a foreign personal holding company (“FPHC”) or a foreign investment company (“FIC”).  The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange.  Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC, FPHC or FIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year.  Effective for taxable years of foreign corporations beginning after December 31, 2004, the rules relating to FPHCs and FICs are repealed.  Based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-US corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them.  Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax.  Holders of Preferred ADRs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR).  A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder.  A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders.  Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars.  Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss.  If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share.

In general, any adjusted net capital gain of an individual in a taxable year ending before January 1, 2009 is subject to a maximum tax rate of 15%.  In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%.  The deductibility of capital losses is subject to limitations.

Non-U.S. holders.  A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply.  Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes.  As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2003 or 2004 taxable year.  However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, it is possible that the Company will become a PFIC for any future taxable year.  In addition, based on the Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2005 taxable year.

The PFIC rules are designed generally to eliminate any benefits of deferral of U.S. federal income tax that a U.S. holder could derive from investing in a corporation that is organized outside the United States (a “foreign corporation”).  In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income.  In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends.  The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change.  Subject to certain exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations - Taxation of Dividends” and “U.S. Federal Income Tax Considerations - Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred ADR and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred ADR exceed 125% of the average annual taxable distributions that the U.S. holder received on the Preferred ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Preferred ADR).  Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S.

holder’s holding period for the Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each of those years, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to of those years.  A U.S. holder who owns a Preferred ADR during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns a Preferred ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxed on a pro-rata share of the Company’s ordinary earnings and net capital gain treated as ordinary income and long-term capital gain, respectively.  Neither that ordinary income nor any actual dividend from the Company would qualify for the 15% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year that the ordinary income is realized or the dividend is paid or in the preceding taxable year.  The Company has not yet determined whether, if it were a PFIC, it would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year that the Company is a PFIC.  Although a QEF election generally cannot be revoked, if a U.S. holder makes a timely QEF election for the first taxable year that it owns a Preferred ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC.  If a QEF election is not made in that first taxable year, an election in a later year will generally require the payment of tax and interest, and in certain circumstances the election may cease to be available at a later date.

Instead of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of the net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in the Preferred ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules stated in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the Preferred ADRs will be considered to be marketable stock, as should be the case at this time, if the Preferred ADRs trade, other than in de minimis quantities, on at least 15 days during each calendar quarter. There is no certainty, however, that the Preferred Shares will be considered to be “marketable stock” for these purposes unless and until the Internal Revenue Service designates the Bovespa as having rules adequate to carry out the purposes of the PFIC rules. There can be no assurance that the Internal Revenue Service will make that designation.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statements by Experts

Not applicable.

H.                                    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission.  These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file electronically financial statements and other periodic reports with the CVM.  The CVM website is www.cvm.gov.br.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our principal office at Rua Lauro Müller, 116, 40th floor, 22299-900 Rio de Janeiro, State of Rio de Janeiro, Brazil, or at our website: www.aracruz.com.br.  Information contained in our website is not part of this annual report.

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

Financial strategy meetings are held as frequently as necessary, by management and Board representatives, where macroeconomic factors and trends  and their  implications on  the Company’s cash investments and financial decisions are discussed.  During such meetings  finacial matters  are decided in accordance with the directives set by the board of directors and with corporate policies.

We have guaranteed debt with BNDES loans and secured debt related to our securitization program.  See “Item 5. Liquidity and Capital Resources” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Exchange Rate Sensitivity

In accordance to the financial policies, balance sheet currency exposure to exchange rate fluctuations  were substantially protected  at the end of 2004 according to U.S. GAAP rules.

The table below sets forth the assets and liabilities for the year 2004 in terms of currency denomination:

		Denomination
	Total Year Ended December 31, 2004	real-denominated	U.S. dollar- denominated
	(in US$ millions)
Assets:	3,529.7	506.3	3,023.4
Current Assets	833.1	477.9	355.2
Long-Term Assets	808	28.4	52.4
Permanent Assets	2,615.8	0.0	2,615.8

Liabilities:	3,529.7	502.3	3,027.4
Current Liabilities	274.8	152.8	122.0
Long-Term Liabilities	1,440.6	349.5	1,091.1
Stockholders’ Equity	1,814.3	0.0	1,814.3

As a result of our exposure to exchange rate fluctuation, the gain and loss on currency translations at the end of 2004 (after the local currency devaluation) was a net gain of US$16.2 million.

Having our revenues 98% U.S. dollar-denominated and our costs and expenses mostly local currency denominated, we highly benefit from local currency devaluation on an ongoing basis, significantly improving our margins and cash generation.  See “Item 5A. Operating Results.”Interest Rate Sensitivity and Sensitivity to Inflation Rates

As of December 31, 2004, approximately 14.3% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable rates.  The principal amounts of such loans are also indexed to inflation.  In times of high inflation, the TJLP is generally higher, i.e., the nominal rates include an inflation factor. In 2004, the TJLP ranged from ranged from 9.75% to 10%.   In 2003, the TJLP ranged from 11% to 12% for the year.  In 2002, the TJLP ranged from 9.5% to 10%.  The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 3.3% per annum.  See “Item 5B. Liquidity and Capital Resources” and “Item 7B.  Related Party Transactions—BNDES Loan Agreements.”

As of December 31, 2003, we had outstanding loans with BNDES with an aggregate amount of approximately R$760.7 million (equivalent to US$263.3 million at the year end’s exchange rate), mainly denominated in reais.

Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for the years 2005 through 2014.

Denomination	Interest rate	2005	2006	2007	2008	2009-2014	Total
Local currency	TJLP (1)	43.2	43.4	43.4	41.2	20.5	191.7
	Fixed	3.8	0	0	0	0	3.8
	Foreign currency basket (2)	8.4	8.4	8.4	8.4	4.9	38.5
Foreign currency	Fixed	71.9	132.8	145.0	145.0	288.8	783.5
	LIBOR	17.7	72.2	140.0	70.3	50.0	350.2
Total per year		145.0	256.8	336.8	264.9	364.2	1,367.7

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our chief executive officer and our acting chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-14(c)) have concluded that our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts were being prepared. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

B. Management’s annual report on internal control over financial reporting

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

ITEM 16.

A. Audit committee financial expert

The Board of Directors of the Company has determined that Mr. Antonio Carlos Dantas Mattos, an alternate  member of its Board of Directors and a member of its Audit Commmittee,  is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

B. Code of Ethics

We have adopted a Code of Ethics (called “Código de Conduta”) that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The English version of the Code can be downloaded at our website (www.aracruz.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. ..If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2004, no such amendment was made or waiver granted.

C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Pricewaterhouse Coopers Auditores Independentes and Deloitte Touche Tohmatsu Auditores independentes, during the fiscal years ended December 31, 2003 and 2004, respectively:

	2003 (in US$)	2004 (in US$)

Audit services fees	149,597	161,291

Other accounting services fees	64,766	34,455

Non-audit services fees	—	—

Total	214,363	195,746

Audit fees in the above table are the aggregate fees billed by Pricewaterhouse Coopers Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes  in connection with the audit of our annual financial statements and review of the Company’s quarterly financial information.

Audit-related fees in the above table are the aggregate fees billed by Pricewaterhouse Coopers Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes for providing assistance in documenting internal control policies  and procedures over financial reporting.

Due to the mandatory rotation of audit firms as determined by Brazilian Securities Commission - CVM to public companies in Brazil, the Company has appointed Deloitte Touche Tohmatsu as its Registered Public Accounting Firm as from the fiscal year 2004.

Audit Committee Pre-Approval Policies and Procedures

The Company’s Board of Directors has established pre-approval and procedures for the engagement of its Registered Public Accounting Firm for audit and non-audit services.

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

Report of Independent Registered Public Accounting Firm Deloitte, Touche Tohmatsu Auditores Independentes (2004)

Report of Independent Registered Public Accounting Firm PriceWaterhouseCoopers

Auditores Independentes (2003), incorporated herein by reference to the Company’s annual report dated June 30, 2004

Consolidated balance sheets at December 31, 2004 and 2003

Consolidated statements of income for each of the three years in the period ended December 31, 2004

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2004

Consolidated statements of changes in stockholders’ equity for each of the three years in the period ended December 31, 2004

Notes to consolidated financial statements

ITEM 19.                                              EXHIBITS

1.1	English translation of the Company’s by-laws (estatuto social).

2.1

Deposit Agreement dated as of May 21, 1992, as amended as of March 14, 1997, among the Company, JPMorgan as Depositary and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-6600), filed with the Securities and Exchange Commission.

2.2

The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries, on a consolidated basis. The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

4.1

Term of Adhesion to the Company’s Shareholders’ Agreement by Mondi Brazil Limited, Inc., dated June 13, 1996 (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on April 16, 2002

4.2

Term of Adhesion to the Company’s Shareholders’ Agreement by Newark Financial, Inc., dated November 1, 2001 (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on April 16, 2002.

4.3

Amended Shareholders’ Agreement, dated February 5, 2003, entered into among Arapar S.A. and Lorentzen Empreendimentos S.A. and Sodepa – Sociedade de Empreendimentos, Publicidade e Participações S.A. (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on June 30, 2004.

4.4

Master Indenture among Arcel Finance Limited, as Issuer, Aracruz Trading S.A., as provider of the Company Guarantee, Lasalle Bank National Association, as Collection Agent, The Bank of New York, as Trustee, Registrar, Transfer Agent and Principal Paying Agent and The Bank of New York, London Branch, as London Paying Agent, dated as of February 6, 2002. Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on April 16, 2002

6.1	See Note 1(o) to the Company’s financial statements for information explaining how earnings per share information was calculated.

8.1	See Item 4B of this annual report for information regarding the Company’s subsidiaries.

12.1	Certifications by Chief Executive Officer and Chief Financial Officer required by Item 15.

13.1	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm Deloitte, Touche, Tohmatsu Auditores Independentes (2004)

Report of Independent Registered Public Accounting Firm PriceWaterhouseCoopers Auditores Independentes (2003)

Consolidated balance sheets at December 31, 2004 and 2003

Consolidated statements of income for each of the three years in the period ended December 31, 2004

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2004

Consolidated statements of changes in stockholders’ equity for each of the three years in the period ended December 31, 2004

Notes to consolidated financial statements

Aracruz Celulose S.A.

Consolidated Financial Statements at

December 31, 2004 and for the Year then

ended and Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

We have audited the accompanying consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU

Rio de Janeiro, Brazil

January 11, 2005

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

(Except number of shares)

	December 31,
Assets	2003	2004

Current assets
Cash and cash equivalents	66,284	36,474
Short-term investments	285,991	412,110
Accounts receivable, net
Related party	3,174
Other	219,874	208,336
Inventories, net	131,486	126,220
Deferred income tax, net	13,181	9,853
Recoverable income and other taxes	20,464	36,984
Prepaid expenses and other current assets	2,280	3,136

	742,734	833,113

Property, plant and equipment, net	2,270,369	2,133,896

Investment in affiliated company	174,257	273,890
Goodwill	208,061	207,050

Other assets
Long-term investments	1,601
Advances to suppliers	38,197	50,685
Deposits for tax assessments	14,319	17,369
Recoverable income and other taxes	1,548	6,675
Other	4,948	5,379
	59,012	81,709

	3,454,433	3,529,658

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

(Except number of shares) (Continued)

	December 31,
Liabilities and stockholders’ equity	2003	2004

Current liabilities
Suppliers	79,673	52,869
Payroll and related charges	16,245	15,486
Income and other taxes	24,120	42,123
Current portion of long-term debt
Related party	55,190	51,567
Other	212,472	89,706
Short-term borrowings - export financing and other	118,306	3,767
Accrued finance charges	6,120	7,894
Interest on stockholders’ equity payable	10,433
Other accruals	1,553	961

	513,679	274,806

Long-term liabilities
Long-term debt
Related party	208,076	178,588
Other	771,359	1,044,140
Tax assessments and litigation contingencies	94,500	130,846
Deferred income tax, net	26,467	50,645
Suppliers	15,222	14,118
Other	23,877	21,928

	1,139,501	1,440,265

Contingencies and Commitments (Note 16)

Minority interest	292	300

Stockholders’ equity
Share capital - no-par-value shares authorized and issued
Preferred stock
Class A - 2003 – 38,137,170 shares; 2004 - 38,022,178 shares	31,199	31,105
Class B - 2003 - 539,026,251 shares; 2004 - 539,141,243 shares	583,297	583,391
Common stock - 2003 and 2004 - 455,390,699 shares
Treasury stock
Class B preferred stock – 2003 and 2004 – 1,378,000 shares; and
Common stock – 2003 and 2004 - 483,114 shares	(2,288)	(2,288)

Total share capital	909,473	909,473

Appropriated retained earnings	334,246	619,527
Unappropriated retained earnings	557,242	285,287

	1,800,961	1,814,287

	3,454,433	3,529,658

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Income

Expressed in thousands of United States dollars

(Except number of shares and per-share amounts)

	Year ended December 31,
	2002	2003	2004

Operating revenues
Sales of eucalyptus pulp
Domestic	17,126	42,401	66,083
Export	700,622	1,056,498	1,256,648
	717,748	1,098,899	1,322,731
Sales taxes and other deductions	(48,765)	(95,829)	(155,618)
Net operating revenues	668,983	1,003,070	1,167,113

Operating costs and expenses
Cost of sales	468,875	592,555	700,333
Selling	28,242	38,617	53,850
Administrative	22,302	22,762	31,072
Provision for loss on ICMS credit	45,093	23,178	22,859
Other, net	8,968	18,784	2,349
	573,480	695,896	810,463

Operating income	95,503	307,174	356,650

Non-operating (income) expenses
Equity in results of affiliated companies	(6,076)	6,844	11,568
Financial income	(61,611)	(43,037)	(56,123)
Financial expenses	82,014	108,209	119,976
Gain on currency remeasurement, net	(14,888)	(41,955)	(16,197)
Other, net	(212)	(129)	(76)

	(773)	29,932	59,148

Income before income taxes and minority interest	96,276	277,242	297,502

Income tax expense (benefit)
Current	(23,988)	106,549	42,746
Deferred	8,415	22,567	27,510

	(15,573)	129,116	70,256

Minority interest in losses (earnings) of subsidiary	64	(37)	(9)

Net income	111,913	148,089	227,237

	Year ended December 31,
	2002	2003	2004

Basic and diluted earnings per share
Class A preferred stock	0.11	0.15	0.23
Class B preferred stock	0.11	0.15	0.23
Common stock	0.10	0.14	0.21

Weighted-average number of shares outstanding (thousands)

Class A preferred stock	40,395	39,819	38,074
Class B preferred stock	536,768	535,969	537,711
Common stock	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities
Net income	111,913	148,089	227,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	171,527	191,508	206,952
Equity in results of affiliated companies	(6,076)	6,844	11,568
Deferred income tax	8,415	22,567	27,510
Gain on currency remeasurement, net	(14,888)	(41,955)	(16,197)
Loss on sale of equipment	1,077	1,903	325
Loss on sale of investment			5,125
Other	(1,346)
Decrease (increase) in assets
Accounts receivable, net	(50,557)	(24,199)	8,449
Inventories, net	(11,868)	(23,556)	1,082
Interest receivable on short-term investments	54,817	(15,540)	(81,639)
Recoverable income taxes	10,246	68,848	(18,904)
Other	6,708	(2,725)	(2,905)
Increase (decrease) in liabilities
Suppliers	10,437	(38,554)	(39,907)
Payroll and related charges	(1,537)	6,460	(1,420)
Income and other taxes and tax assessments and litigation contingencies	(3,751)	25,641	39,793
Accrued finance charges	(9,927)	(3,689)	1,714
Other	1,061	14,783	(1,296)

Net cash provided by operating activities	276,251	336,425	367,487

Cash flows from investing activities
Short-term investments	27,927	75,194	(12,754)
Proceeds from sale of investment			17,276
Proceeds from sale of equipment	1,199	699	805
Investments in affiliate		(110,158)	(99,000)
Acquisition of Riocell (net of cash received)		(563,208)
Additions to property, plant and equipment	(260,658)	(118,663)	(94,541)

Net cash used in investing activities	(231,532)	(716,136)	(188,214)

	Year ended December 31,
	2002	2003	2004
Cash flows from financing activities
Short-term debt, net	(78,789)	104,486	(109,503)
Long-term debt
Issuances
Related parties	112,199
Other	250,000	612,512	362,488
Repayments
Related parties	(43,309)	(52,719)	(54,630)
Other	(203,756)	(133,080)	(211,881)
Treasury stock acquired	(2,175)	(3)
Dividends and Interest on Stockholders’ Equity paid	(73,765)	(109,310)	(198,668)

Net cash provided by (used in) financing activities	(39,595)	421,886	(212,194)

Effect of changes in exchange rates on cash and cash equivalents	225	(1,365)	3,111

Increase in cash and cash equivalents	5,349	40,810	(29,810)

Cash and cash equivalents, beginning of year	20,125	25,474	66,284

Cash and cash equivalents, end of year	25,474	66,284	36,474

Supplementary cash flow information
Interest paid	60,412	64,828	138,011

Income taxes paid	140	2,186	9,340

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts)

	Year ended December 31,
	2002		2003		2004
	Shares	US$	Shares	US$	Shares	US$
Share Capital
Preferred stock – Class A
Balance, January 1	40,479,797	33,087	40,326,290	32,990	38,137,170	31,199
Treasury stock cancelled	(35,301)
Conversion to Class B stock	(118,206)	(97)	(2,189,120)	(1,791)	(114,992)	(94)

Balance, December 31	40,326,290	32,990	38,137,170	31,199	38,022,178	31,105

Preferred stock - Class B
Balance, January 1	582,049,217	581,409	536,837,131	581,506	539,026,251	583,297
Treasury stock cancelled	(45,330,292)
Conversion from Class A stock	118,206	97	2,189,120	1,791	114,992	94

Balance, December 31	536,837,131	581,506	539,026,251	583,297	539,141,243	583,391

Common stock
Balance, January 1 and December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1 – Common stock	(45,848,707)	(57,807)	(1,857,114)	(2,285)	(1,861,114)	(2,288)
Treasury stock cancelled – Common stock	45,365,593	57,697
Treasury stock acquired – Class B Preferred stock	(1,374,000)	(2,175)	(4,000)	(3)

Balance, December 31	(1,857,114)	(2,285)	(1,861,114)	(2,288)	(1,861,114)	(2,288)

Total share capital	1,030,697,006	909,476	1,030,693,006	909,473	1,030,693,006	909,473

	Year ended December 31,
	2002		2003		2004
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward	1,030,697,006	909,476	1,030,693,006	909,473	1,030,693,006	909,473

Net unrealized gain on Available-for-sale securities Balance, January 1		10,920
Unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments		(16,299)
Tax effect on above		5,379
Balance December 31,

Fiscal-incentive reserve
Balance, January 1						34,934
Transfer from unappropriated retained earnings				34,934		18,885
Balance, December 31				34,934		53,819

Investments reserve
Balance, January 1		242,121		81,520		240,509
Treasury stock cancelled		(57,697)
Transfer from (to) unappropriated retained earnings		(102,904)		158,989		241,504
Balance, December 31		81,520		240,509		482,013

Legal reserve
Balance, January 1		52,985		35,653		58,803
Transfer from (to) unappropriated retained earnings		(17,332)		23,150		24,892
Balance, December 31		35,653		58,803		83,695
Total appropriated retained earnings		117,173		334,246		619,527
Balance carried forward	1,030,697,006	1,026,649	1,030,693,006	1,243,719	1,030,693,006	1,529,000

	Year ended December 31,
	2002		2003		2004
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward	1,030,697,006	1,026,649	1,030,693,006	1,243,719	1,030,693,006	1,529,000

Unappropriated retained earnings
Balance, January 1		577,750		733,914		557,242
Net income		111,913		148,089		227,237
Cash dividends (per share: 2002 - US$0.08 to Class A preferred stock and US$0.07 to both Class B preferred and common stock; 2003 - US$0.11 to Class A preferred stock and US$0.09 to both Class B preferred and common stock; 2004 - US$0.12 to both Class A preferred and Class B preferred stock and US$0.11 to common stock)		(75,985)		(107,688)		(122,720)
Interest on Stockholders´ Equity (per share: 2004 - US$0.92 to both Class A and B preferred stock and US$0.84 to common stock)						(91,191)
Transfer from (to) reserves		120,236		(217,073)		(285,281)

Balance, December 31		733,914		557,242		285,287

Total stockholders’ equity	1,030,697,006	1,760,563	1,030,693,006	1,800,961	1,030,693,006	1,814,287

Comprehensive income is comprised as follows:
Net income		111,913		148,089		227,237
Net unrealized gain on available-for-sale securities Increase(decrease)in the unrealized gain arising during the year, net of taxes		(10,920)

Total comprehensive income		100,993		148,089		227,237

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

1             Summary of significant accounting policies

The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements.   The Company’s consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a)           Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.   The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - “Foreign Currency Translation” (“SFAS 52”). The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure.     Translation gains and losses are recognized in the income statement, rather than in shareholders’ equity; and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2004 was a net gain of US$ 16.2 million (US$ 42.0 million in 2003 and US$ 14.9 million in 2002).  The exchange rates at December 31, 2004, 2003 and 2002 were, respectively: US$ 1: R$ 2.6544, R$ 2.8892 and R$ 3.5333.

Stockholders’ equity included in the consolidated financial statements presented herein differs from that included in the Company’s statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b)           Basis of consolidation

The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel — Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A.( partially sold in November 2004), Riocell Trade Limited Partnership (Riocell Trade), Ara Pulp - Com. de Importação e Exportação, Unipessoal  Ltda. and Aracruz Hungary Trading Ltd.

(c)           Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

(d)           Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, time deposits and trade accounts receivable.   The Company limits its credit and performance risk associated with cash and cash equivalents and time deposits by placing its investments with highly rated financial institutions and in very short-term securities.  An allowance for doubtful accounts is established to the extent the Company’s trade receivables are estimated not to be fully collectible.

The Company’s pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry’s worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e)           Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values.  Cost is determined principally on the average-cost method. Allowances for slow-moving or obsolete inventories are recorded when considered appropriate.

(f)            Investments in affiliated companies and other investments

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee’s voting stock and has the ability to exercise significant influence over operating and financial policies of the investee and for its long-term investment in Aracruz Produtos de Madeira S.A. in which it owns 33.3% of the investee’s voting stock and also has the ability to exercise significant influence over operating and financial policies.  The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).  The Company considers these investments to be trading securities and recognizes changes in the market value of such investments in results of operations.

(g)           Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

(h)           Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion.   Forest development and maintenance costs are capitalized.   Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are capitalized and included in the cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities.   Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings exclusive of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars) at the contractual interest rates.

Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

Maintenance expenses, including those related to programmed maintenance of the Company’s facilities, are charged to the cost of production as incurred.

(i)            Environmental costs

Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances.   Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment.   These ongoing programs are designed to minimize the environmental impact of the Company’s pulp-producing activities.

(j)            Research and development

Expenditures for research and development for the year ended December 31, 2004 were US$ 3.7 million (US$ 3.8 million in 2003 and 2002).  All such costs are expensed as incurred.

(k)          Recoverability of long-lived assets

In accordance with SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”, management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Management did not identify the need for a provision for impairment in 2002, 2003 or 2004.

(l)            Advances to suppliers

Advances to suppliers are basically amounts advanced (either in cash, seeds, technical assistence or other assets that will be used to grow eucalyptus plants) to small private producers that live in the sates of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company agrees to purchase all of the eucalyptus plants grown by these small private producers.

(m)          Employee retirement and post-employment benefits

The cost of the retirement benefits plans is accrued currently.   Employee postretirement and post-employment benefits as defined by SFAS 106 - “Employers’ Accounting for Postretirement Benefits other than Pensions” and SFAS 112 - “Employers’ Accounting for Post-employment Benefits”, respectively, are not significant.  The Company is required by law to provide severance benefits to employees terminated without just cause. The costs of severance benefits are accrued on a monthly basis.

(n)           Compensated absences

The liability for employees’ future vacation compensation is accrued as vacation vests during the year.

(o)           Revenues and expenses

Revenues arise from annual and long-term contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company’s selling prices are fixed or determinable and collectibility is reasonably assured.  ly assure. Expenses and costs are accrued as incurred.

The Company reflects value-added taxes as a reduction of gross operating revenues.

(p)           Shipping and handling fees

Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. Such costs incurred related to shipping and handling are classified as costs of sale.

(q)           Accounting for derivatives and hedging activities

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income since the Company recognizes all derivative financial instruments as non-hedge transactions.

(r)           Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred tax assets when management considers that realization is not reasonably assured.

(s)           Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed.  There were no dilutive securities outstanding in 2002, 2003 and 2004. See note 13.

(t)            Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”) requires that companies display changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included a comprehensive income (loss) statement as part of the consolidated statements of changes in stockholders’ equity.

(u)           Statements of cash flows

Cash flows relating to overnight financing and investments are reported on a net basis. Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(v)           Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. See presentation of exports by geographic information in note 22.

(w)          Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) in Note 18. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

2             Business Combination – Acquisition of Riocell S.A.

On July 2, 2003, the Company completed the acquisition of all outstanding shares of Riocell S.A. and its subsidiaries (“Riocell”) from Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda. for the amount of US$ 610,500. The final price paid is within the market value evaluation made by independent appraisers.

After the completion of the due diligence process, the initial purchase price of US$ 610,500 was reduced to US$ 567,296.

The Company determined the fair value of Riocell’s assets and liabilities with the assistance of an independent appraiser. This determination was completed on December 23, 2003, and after the final allocation of the purchase price to the net assets acquired, the company recognized goodwill in the amount of US$ 192,035 at December 31, 2003; there were no intangible assets identified in the acquisition.

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

3             Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43 that deals with inventory pricing.  The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage.  Under previous guidance, paragraph 5 of ARB No. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges.  This Statement eliminates the criterion of “so abnormal” and requires that those the costs of conversion be based on the normal capacity of the production facilities.  The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after items be recognized as current period charges.  Also, this Statement requires that allocation of fixed production overheads to June 15, 2005.  Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued.  The provisions of this Statement shall be applied prospectively.  Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB No. 29.  This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued.  Retroactive application is not permitted.  Management will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary.  Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a.  Management has concluded that EITF Issue No. 03-01 is not applicable to its current operations since it does not have any investments classified as available-for-sale or held-to-maturity, or other investments carried at cost.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.  Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock.  The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument’s effect on earnings per share.  The consensus also covers other instruments whose terms include a participation feature.  The consensus also addresses the allocation of losses.  If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated.  However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 (effectively the second fiscal quarter for calendar year-end companies).  EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The Company does not expect that this consensus will have any impact on its calculation of Basic and Diluted EPS.

4             Taxes

4.1          Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax).   The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2002, 2003 and 2004 are presented as follows:

Federal income tax rate	25.0%
Social contribution (*)	9.0%
Composite tax rate	34.0%

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,
	2002	2003	2004

Income before income taxes and minority interest	96,276	277,242	297,493

Federal income tax and social contribution at statutory rates	32,734	94,262	101,148
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from reais to U.S. dollars, using historical exchange rates and indexing for tax purposes:
Depreciation on difference in asset basis	40,746	25,893	23,674
Translation effect for the period	(74,793)	31,472	46,776
Fiscal incentive – income tax (*)		(34,934)	(15,680)
Results in subsidiaries with different tax rates	(19,301)	24,322	(50,911)
Reversal of income tax and social contribution related to “plano verão”		(9,106)
Interest on stockholders´ equity			(33,111)
Others	5,041	(2,793)	(1,640)

Income tax expense (benefit) in the consolidated statements of income	(15,573)	129,116	70,256

(*)  See note 17.

The major components of the deferred tax accounts in the balance sheet are as follows:

	December 31,
	2003	2004

Assets (liabilities)

Deductible temporary differences	48,596	29,835
Other capitalized investments	(75,063)	(80,480)
Unrealized profits on intercompany transactions	13,181	9,853

	(13,286)	(40,792)

Current assets	13,181	9,853

Long-term assets (liabilities)	(26,467)	(50,645)

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

4.2          Other taxes

Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS.  The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo.  However, due to the priority given by the state government of Espírito Santo to financially restructure its public accounts, the Company does not foresee a short-term solution to the utilization of the credits.

Accordingly, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits related to the Barra do Riacho Plant, as well as to make similar provisions related to any future credits to be accumulated.  At December 31, 2004, the Company had ICMS credits in the amount of US$ 128,433 (US$ 96,435 at December 31, 2003), of which the amount of US$ 125,287 had a provision for loss (US$ 92,010 at December 31, 2003).

5             Cash and cash equivalents

	December 31,
	2003	2004

Brazilian reais	3,307	5,558
United States dollars	61,775	30.587
Other European currencies	1,202	329

	66,284	36,474

Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions.

6             Short-term investments

At December 31, 2004 and 2003, the Company held shares in two private investment funds principally comprised of certificates of deposit and equivalent instruments with prime financial institutions in Brazil with final maturities ranging from April 2005 to April 2008. The securities included in the portfolio of the private investment funds have daily liquidity and are marked to market on a daily basis.

These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

7             Accounts receivable, net

	December 31,
	2003	2004
Customers - pulp sales
Domestic	7,383	9,829
Export	196,911	185,505
Advances to suppliers	4,258	786
Other	18,007	16,078

	226,559	212,198
Allowance for doubtful accounts	(3,511)	(3,862)

Total, net	223,048	208,336

At December 31, 2004, two customers accounted for 45.8% of total customer receivables (44.% at December 31, 2003) and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:

	December 31,
	2003	2004

United States dollars	193,599	184,362
European currency units – EURO	3,312	1.143

	196,911	185,505

Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in Note 19.

8             Inventories, net

	December 31,
	2003	2004

Finished products	67,903	70,128
Work in process	1,380
Timber	3,872
Raw materials	24,059	17,948
Spare parts and maintenance supplies, less allowance for loss of US$562 (2003 – US$2,109)	34,272	38,144

	131,486	126,220

9             Property, plant and equipment

	December 31, 2003
		Accumulated
	Cost	depreciation	Net

Land	295,364		295,364
Timber resources	341,054	75,087	265,967
Buildings, improvements and installations	563,872	326,633	237,239
Equipment	2,606,971	1,193,750	1,413,221
Information technology equipment	55,926	41,303	14,623
Other	153,480	125,652	27,828
	4,016,667	1,762,425	2,254,242
Construction in progress	16,127		16,127

Total	4,032,794	1,762,425	2,270,369

	December 31, 2004
		Accumulated
	Cost	depreciation	Net

Land	292,960		292,960
Timber resources	356,972	88,691	268,281
Buildings, improvements and installations	559,837	327,630	232,207
Equipment	2,464,413	1,211,889	1,252,524
Information technology equipment	53,216	42,019	11,197
Other	175,679	128,662	47,017
	3,903,077	1,798,891	2,104,186
Construction in progress	29,710		29,710

Total	3,932,787	1,798,891	2,133,896

As of December 31, 2004 and 2003 fixed assets securing financial obligations was represented by the whole Company mill.

Acquisition of Florestas Rio Doce S.A.

In September 2002, Aracruz Celulose S.A., together with Suzano Bahia Sul Celulose S.A. (previously denominated Bahia Sul Celulose S.A.), signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of São Mateus, in the State of Espírito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests with amount of R$ 193.3 million – (US$ 49.6 million) net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 49.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

The net purchase price will be paid in 12 quarterly installments and the Company recorded its share in the agreement (50%) as a liability (supply agreement) and as an asset (land and forests). Aracruz Celulose S.A. and Suzano Bahia Sul S.A. each will separately control its share of the assets. The Company has paid 8 installments through December 31, 2004.

10           Investment in affiliated company

Veracel Celulose S.A.

On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. (“Veracel”) for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ (“Stora Enso”) and Odebrecht S.A. (“Odebrecht”) owned the remaining 45% and 10%, respectively.  Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company´s mill expansion.  Under the terms of the contract, which began in January 2002, Veracel  supplies up to 3.85 million cubic meters of wood. Currently, Aracruz has a contractual agreement with Veracel to purchase up to 1.04 million cubic meters of wood, with initial delivery commencing in June 2004 and ending in 2005.

During the first quarter of 2003, the Company acquired, together with Stora Enso, the 10% Odebrecht’s ownership on a 50/50 ratio, paying the amount of US$ 9,658, including US$ 443 of unallocated goodwill, for the acquisition of its portion of the additional investment in Veracel.

The Company accounts for its investment in Veracel using the equity method of accounting.  At December 31, 2004 the Company’s investment in Veracel included unamortized goodwill of US$ 15,015.  In 2004, the Company recognized an equity loss of US$ 11,568 (2003 - loss of US$ 6,844).

In May 2003, the Company and Stora Enso jointly decided to proceed with the planned construction of Veracel´s own green field plant which will have a capacity 900,000 tons of pulp per year and will require investments of approximately US$ 1,250 million of which US$ 300 million were already invested in forestry and infrastructure including roads and a specialized maritime terminal.

Aracruz Produtos de Madeira S.A. (APM)

In October 2004, the Company sold to a third party 2/3 of the shares of APM; the remaining 1/3 of the shares of APM are being accounted for by the Company under the equity method of accounting. APM will be operated as a joint venture. The terms of the negotiation also establish that the Company will supply saw logs and render certain services to APM pursuant to long term agreements.

The sale price was R$ 53.4 million (equivalent to US$ 18.6 million). After adjustments to reflect variations agreed among the parties, the Company received the cash amount of R$ 49.6 million (equivalent to US$ 17.3 million) in October 2004 and recognized a loss of US$ 5.1 million. The remaining interest in APM was tested for impairment but no adjustment resulted from it.

12           Short-term borrowings and long-term debt

(a)           Short-term borrowings - export financing and other

The Company’s short-term borrowing if from a real denominated operation with annual interest rate of 8.75%.

At December 31, 2004, US$ 3.8 million of short-term borrowings fall due within 90 days (US$ 118.3 million as of December 31, 2003).

(b)           Long-term debt

	December 31,
	2003	2004

Denominated in Brazilian currency – BNDES term loans with varying interest rates; principally the “Long-term Interest Rate” (TJLP) plus 7.8% to 9.3% (2003 – 7.8% to 10.0%), due 2005 to 2009	210,955	195,403

Denominated in foreign currencies
BNDES Term loans – 10.41% (2003 – 2.33 to 10,41%), due 2005 to 2009	89,813	38,519
International Finance Corporation (IFC) - 5.44% due 2007 to 2014		25,000
Securitization of export receivables – 5.99% to 7.05% (2003 – 5.99 to 7.05%) due 2005 to 2012	650,000	783,500
Import financing – 2.06% to 7.08% (2003 – 1.43% to 7.08%), due 2005 to 2007	16,317	10,346
Pre-export financing – 2.42% to 4.80% (2003 - 2.51% to 4.33%) due 2005 to 2010	280,012	315,000

	1,036,142	1,172,365

Total	1,247,097	1,367,768
Less current maturities	(267,662)	(145,040)

	979,435	1,222,728

a)         Loan from Related Party – BNDES

As of December 31, 2004, the Company had an outstanding balance of BNDES loans in the amount of R$611 million (equivalent to US$ 230 million), denominated in Brazilian Reais and basket of foreign currencies, with annual interest rates ranging from 7.80% to 9.30%, to be repaid from 2004 through 2009.

b)         Debt of Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

During June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.72% to 2.74%, secured against future export sales receivables. Aracruz Trading S.A. pre-paid the amounts of US$ 37.5 million in December 2002 and US$ 25.0 million in May 2003.  The outstanding balance was paid on maturity: US$ 25.0 million in May 2004 and US$ 12.5 million in June 2004.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program.  In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd..

The table below summarizes the terms of the three tranches under the securitization programs:

				Outstanding balance (principal amounts)
	Original line	Annual		December	December
	of credit	charges	Due date	2003	2004

Tranche

February 2002	250,000	5.984%	March/2009	250,000	208,500
August 2003	400,000	7.048%	September/2011	400,000	400,000
May 2004	175,000	6.361%	May/2012		175,000

	825,000			650,000	783,500

c)             International Finance Corporation (IFC)

In December 2004, the Company signed a US$ 50 million loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group.  The loan has floating interest rate based on LIBOR, semi-annual payments starting in December 2007 and final maturity in 2014.  A first tranche of US$ 25 million was disbursed in December 2004 with annual interest rate of 5.44%.

d)            Long-term portion payment schedule

The long-term portion of the Company’s debt at December 31, 2004 becomes due in the following years:

2006	256,790
2007	336,774
2008	264,920
2009	137,012
2010 and thereafter	227,232

Total	1,222,728

13           Stockholders’ equity

At December 31, 2004, the Company’s principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:  Arapar S.A. , SODEPA. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%.

At December 31, 2004, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

Treasury stock

At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class “A” shares and 45,330,292 class “B” shares), all held in treasury.  The cancellation of shares did not result in a reduction of subscribed capital.

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of December 31, 2004, 2003 and 2002, as presented in the Company’s statement of income, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated and has the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock.   Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

Additionally, in order to comply with Law 9457/97, the Company’s By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% higher than dividends paid to common stockholders (the “Dividend Allocation”).

Earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock, while maintaining the Dividend Allocation between Class B preferred stock and common stock.   Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Allocation between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

The following presents the earnings per share calculations:

	2002	2003	2004
Net income	111,913	148,089	227,237

Less priority Class A preferred stock dividends	(1,233)	(1,488)	(1,548)

Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(29,007)	(35,483)	(38,676)
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	(81,673)	(111,118)	(187,013)

Weighted average number of shares outstanding (thousands)
Class A preferred	40,395	39,819	38,074
Class B preferred	536,768	535,969	537,711
Common	454,908	454,908	454,908

Basic and diluted earnings per share
Class A preferred	0.11	0.15	0.23
Class B preferred	0.11	0.15	0.23
Common	0.10	0.14	0.21

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company’s statutory accounting records. At December 31, 2004, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s stockholders, amounted to the equivalent of US$ 479 million.

Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company’s statutory financial statements) are transferred to unrealized income reserve and are transferred back to unappropriated retained earnings as financial resources become available for dividend distribution.

The fiscal-incentive reserve consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development are (see note 17). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

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

The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records.  Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2004, such capital stock was R$ 1,854 million and the balance in the legal reserve was R$ 222 million.  The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 10%, 11.50% and 9.81.% for years 2002, 2003 and 2004, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

The Company paid US$ 82.8 million of interest on stockholders’ equity during the year ended December 31, 2004 and accrued US$ 9.9 million of interest on stockholders’ equity for payment in 2005.

14           Pension plan

The Company sponsors a contributory defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social, which covers substantially all of its employees.  The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by the Company to the plan amounted to US$ 989, US$ 1,287 and US$ 1,714 in 2002, 2003 and 2004, respectively, and represented the annual pension expense of the Company for the plan.

15           Employee benefits

In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred.   Also, certain severance payments are due on dismissal of employees, principally notice of one month’s salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee.   Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

16           Contingencies and Commitments

(a)           Contingencies

(i)            Labor proceedings

At December 31, 2004, the Company had a total provision recorded for other cases of US$ 12.3 million (US$ 13.3 million in 2003) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 5.6 million (US$ 3.9 million in 2003).

(ii)           Fiscal proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years.  At December 31, 2004, the Company is contesting this notification and has placed approximately US$ 6.4 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(iii)         Income tax and social contribution related to the “Plano Verão”

In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the “Tribunal”) to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28% (“Plano Verão”). The Tribunal subsequently accepted the use of a variation of 42.72%.  Beginning in the third quarter of 2000, with the substantially full utilization of the Company’s net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

(iv)          PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2004, the provision for contingencies included US$ 51.3 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of December 31, 2004 the remaining balance amounted to US$ 21,572 (US$ 21,694 as of December, 2003) and is recorded in other current and long-term liabilities.

(v)            Value-Added Tax Credit

In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of December 31, 2004, the balance recorded as a tax asset was US$ 128 million, of which the amount of US$ 125 million had a provision for loss.

(vi)          Social Contribution

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 54.7 million as of December 31, 2004 (US$ 34.0 million in 2003).

(viii)        Others

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 11.6 million relating to several other legal disputes and has also made deposits in the amount of US$ 5.3 million in escrow accounts.

(b)           Commitments

(i)            Indian Communities - Terms of settlement

The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 5.1 million at December 31, 2004), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim.   As of December 31, 2004, the Company had donated to the Indian Associations approximately R$ 8.8 million – equivalent to US$ 4.0 million  (R$ 6.8 million – equivalent to US$ 3.3 million up to December 31, 2003) under the Terms of Settlement.

(ii)           “Take-or-pay” contract

In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited – NEXEN (formerly Canadian Oxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply.  The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and “take-or-pay”, by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on.   Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years.  For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract.  The Company has been meeting the minimum quantitative commitments under the contract.

(iii)         Compliance with regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

17           Fiscal incentives

The Barra do Riacho operations are located within the geographic area of ADENE (Agency for the Development of the Northeast).  Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax.

In October 2002, the Company signed the respective agreement with ADENE, which was formally approved by Internal Revenue Service on December 13, 2002, awarding the Company the right to reduced income tax rates on its operating profits, as follows:

(i)            Profits corresponding to the volumes of Fiberline C, limited to 780 thousand  tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

(ii)           Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company had been entitled. Later, through Decree Nro. 065/04, of March 11, 2004 ADENE nullified this notification, agreeing with the arguments of the Company.

Subsequently, the following legal instruments and acts occurred in respect of the ADENE incentives:

•    Decree Nro. 58 of Julne 15, 2004: annulling the right to fiscal benefit;

•    ADENE notification no 83/04 of July 8, 2004: granting Aracruz 10 days to present comments on the administrative process;

•    ADENE notification no 733/04 as of September 6, 2004: annulling the basis for the fiscal incentives;

•    ADENE notification of September 17, 2004: confirming that the basis for the fiscal incentives is still in force;

•    Decree Nro. 159 of December 22, 2004, published in December 29, 2004: nullifies prior notification by ADENE in favor of the Company.

On January 3, 2005, the Company appealed to the National Integration Ministry, responsible for ADENE, requesting the maintenance of the fiscal-incentive and the repeal of ADENE’s decision.

Company’s management, based on the advice of external legal counsel, believes that ADENE’s decision does not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to “Capital reserve” account). Thus, at December 31, 2004 and December 31, 2003, no provisions for loss were booked for the amounts of the benefits recognized though those dates.

The Company, supported by legal instruments, will seek to maintain its full entitlement to these fiscal benefits.

18           Guarantees of Veracel third-party debt

As of December 31, 2004, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 251.6 million.  The expiration of the guarantees range from 2005 to 2015.  At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations,  after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements.

19           Derivative instruments, hedging and risk management activities

The Company is engaged in the exportation of market pulp to various markets throughout the world.  Management considers the Company’s functional currency to be the U.S. dollar and approximately 22% of the Company’s indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company’s overall risk management strategy.  The Treasury reports to the Chief Financial Officer.

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

(a)           Foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.  The Company has been using foreign currency forward and futures contracts to implement this strategy.

(b)           Interest rate risk management

The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.  The Company may use interest rate swaps to implement this strategy.  At December 31, 2004 the Company had no outstanding interest rate swap contracts.

(c)           Commodity price risk management

The Company is exposed to commodity price risks through the fluctuation of pulp prices.  The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

20           Nonderivative financial instruments

Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value has been determined as follows:

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

Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2004 and 2003.  The Company’s financial structure does not require any substitution of such financing or the contracting of similar fundings.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.  However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

21           Variable interest entities

The Company employs investment funds to invest in underlying portfolios managed by the Company’s treasury function. A third-party asset management Company is used to execute the operating and financial decisions related to the investment funds, including acquisition and disposition of the underlying securities, on behalf of the Company. The Company funds and owns the entire economic interest of the investment funds. These funds are considered to be variable interest entities as defined by FIN 46 (revised) and the Company is considered to be the primary beneficiary. Adoption of FIN 46 (revised) in 2004 did not have any material impact on the Company’s financial position, results of operations or cash flows since the private investment funds have been classified as short-term investments prior to such adoption and fair value changes have been reflected in results of operations in the period of change.  See note 6.

22           Geographical information

The Company has adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis that the top decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has four officials in its Board of Executive Officers (including the Chief Executive Officer). Each one of them is responsible for a sector: Operations, Commercial and Financial.

The way that the Board of Executive Officers is organized, no business segment was identified.

Sales by geographic area are determined based on the location of the customers.

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,
	2002	2003	2004

North America	278,988	408,699	464,740
Europe	290,877	402,822	525,290
Asia	119,966	229,376	247,417
Other	10,791	15,601	19,201

Total	700,622	1,056,498	1,256,648

Sales to two unaffiliated customers represented 42% of net sales in 2004. Two unaffiliated customers represented 42% and 35% in 2003 and 2002, respectively.  No other individual customers represented more than 10% of net sales.

23           Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,
	2003		2004
	Assets	Liabilities	Assets	Liabilities
Balance sheet
Current assets
Cash and cash equivalents	51		1
Accounts receivable	3,174
Current liabilities – suppliers				8
Long-term debt (including current portion and accrued finance charges)		264,434		231,154

	3,225	264,434	1	231,162

	Year ended December 31,
	2002		2003		2004
	Income	Expense	Income	Expense	Income	Expense
Income statement
Operating revenues	31,016		22,963
Financial expenses		129,424		79,676		43,879

	31,016	129,424	22,963	79,676		43,879

*               *               *

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARACRUZ CELULOSE S.A.

By:	/s/ Carlos Augusto Lira Aguiar
Name: Carlos Augusto Lira Aguiar
Title: Chief Executive Officer

By:	/s/ Isac Roffé Zagury
Name: Isac Roffé Zagury
Title: Chief Financial Officer

Date:  June 30, 2005