Form 20-F
period 2005-12-31
ARACRUZ CELLULOSE S A
filed 2006-06-19
CIK 883952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                               ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2005

OR

☐                                  TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…..

Commission File No. 1-11005

ARACRUZ CELULOSE S.A.
(Exact name of Registrant as specified in its charter)

Aracruz Cellulose
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Brigadeiro Faria Lima, 2277, 4th floor
01452-000 São Paulo, SP, Brazil
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

If this report is an annual or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman
Greenberg Traurig LLP
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
Item 16C. Principal Accountant Fees and Services
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

•              “consolidated financial statements” are to the Consolidated Financial Statements of Aracruz Celulose S.A. as of December 31, 2004 and 2005 and, for the three years ended December 31, 2005, the corresponding Report of Independent Registered Public Accounting Firm;

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

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.                                    Selected Financial Data

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we exported substantially all of our production in 2005, operate in an industry that uses the U.S. dollar as its currency of reference and this is the currency in which cash is primary generated and expended, representing the economic environment in which the Company conducts its operations, our management believes that the U.S. dollar is the Company’s functional currency and the most appropriate currency in which to present our consolidated financial statements. Accordingly, we decided to present our primary U.S. GAAP consolidated financial statements in U.S. dollars beginning in 1994. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

During 1997, the 36-month cumulative rate of inflation in Brazil fell below the 100% threshold, and our management determined the Brazilian economy to have ceased being a highly inflationary economy as of the fourth quarter of 1997. Accordingly, our management reevaluated our economic profile and operations and determined that the U.S. dollar should remain as our functional currency, in accordance with the criteria established by SFAS 52. Our transition from a highly inflationary environment to a non-highly inflationary accounting environment as of and from January 1, 1998, had no financial reporting effect on our results of operations and financial position, because our reporting currency (which has been, since 1994, the U.S. dollar) was also our functional currency under highly inflationary conditions according to SFAS 52.

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

The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP consolidated financial statements as of December 31, 2003, 2004 and 2005 appear elsewhere herein, together with the reports of the Independent Registered Public Accounting Firms, PriceWaterhouseCoopers Auditores Independentes, Rio de Janeiro, Brazil (2002 and 2003) and Deloitte Touche Tohmatsu Auditores Independentes Rio de Janeiro, Brazil (2004 and 2005). The selected financial information at December 31, 2001 and 2002 has been derived from our U.S. GAAP consolidated financial statements, not included in this annual report. The selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(thousands of U.S. dollars, except number of shares and per share amounts)
Statement of Operations Data
Operating Revenues
Sales of eucalyptus pulp
Domestic	$23,579	$17,126	$42,401	$66,083	$62,019
Export	583,365	700,622	1,056,498	1,256,648	1,469,646
Total sales	$606,944	$717,748	$1,098,899	$1,322,731	$1,531,665
Sales taxes and other deductions	(32,589)	(48,765)	(95,829)	(155,618)	(186,432)
Net operating revenues	$574,355	$668,983	$1,003,070	$1,167,113	$1,345,233
Operating costs and expenses
Cost of sales	$420,606	$468,875	$592,555	$700,333	$783,578
Selling	23,253	28,242	38,617	53,850	64,430
Administrative	22,012	22,302	22,762	31,072	33,820
Provision for loss on ICMS credit	10,754	45,093	23,178	22,859	7,440
Other, net	14,807	8,968	18,784	2,349	8,873
Total operating costs and expenses	$491,432	$573,480	$695,896	$810,463	$898,141
Operating income	$82,923	$95,503	$307,174	$356,650	$447,092
Non-operating (income) expenses
Financial income	(54,749)	(61,611)	(43,037)	(56,123)	(125,439)
Financing expense	70,215	82,014	108,209	119,976	137,276
Loss (gain) on currency remeasurement, net	18,029	(14,888)	(41,955)	(16,197)	(21,386)
Other, net	(171)	(212)	(129)	(76)	(778)
Total Non-operating (income) expenses	$33,324	$5,303	$23,088	$47,580	$(10,327)
Income before income taxes, minority interest and equity in results of affiliated companies	$49,599	$90,200	$284,086	$309,070	$457,419
Income tax expense (benefit)
Current	$35,722	$(23,988)	$106,549	$42,746	$71,086
Deferred	(2,992)	8,415	22,567	27,510	1,142
Total	$32,730	$(15,573)	$129,116	$70,256	$72,228
Minority interest	$43	$64	$(37)	$(9)	$(31)
Equity in results of affiliated companies	$1,195	$6,076	$(6,844)	$(11,568)	$(44,062)
Net income	$18,107	$111,913	$148,089	$227,237	$341,098

Basic and diluted earnings per share(1)
Class A Stock	$0.05	$0.11	$0.15	$0.23	$0.34
Class B Stock	0.02	0.11	0.15	0.23	0.34
Common Stock	0.01	0.10	0.14	0.21	0.31
Dividends per share
Class A Stock	$0.06 (2)	$0.08 (3)	$0.11 (4)	$0.12(5), $0.09(6)	$0.06(7), $0.13(8)

Class B Stock	0.06 (2)	0.08 (3)	0.11 (4)	0.12(5), 0.09(6)	0.06(7), 0.13(8)
Common Stock	0.06 (2)	0.07 (3)	0.10 (4)	0.11(5), 0.08(6)	0.05(7), 0.12(8)
Weighted-average number of shares outstanding (thousands of shares)
Class A Stock	40,651	40,395	39,819	38,074	38,022
Class B Stock	536,512	536,768	535,969	537,711	537,739
Common Stock	454,908	454,908	454,908	454,908	454,908
Total	1,032,071	1,032,071	1,030,696	1,030,693	1,030,669

(1) Holders of Class B Stock have no dividend preference. Holders of Class A Stock are entitled to an annual preferential dividend.

(2) Including the dividend declared on March 30, 2001.

(3) Including the dividend declared on April 30, 2002.

(4) Including the dividend declared on April 29, 2003.

(5) Including the dividend declared on April 29, 2004.

(6) Including the interest on stockholders’ equity declared on October 19, 2004 and November 16, 2004, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2004, which were declared on April 29, 2005.

(7) Including the dividend declared on April 29, 2005.

(8) Including the interest on stockholders’ equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2005, which were declared on April 28, 2006.

	At December 31,
	2001	2002	2003	2004	2005
	(thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$20,125	$25,474	$66,284	$36,474	$34,114
Short-term investments	405,493	248,455	285,991	412,110	521,613
Other current assets	215,199	250,487	390,459	384,529	539,078
Property, plant and equipment, net	1,913,191	2,000,071	2,270,369	2,133,896	2,068,547
Investment in affiliated company	80,893	87,107	382,318	480,940	505,975
Other non-current assets	143,296	87,220	59,012	81,709	94,678
Total assets	$2,778,197	$2,698,814	$3,454,433	$3,529,658	$3,764,005
Short-term debt	325,855	182,680	392,088	152,934	292,018
Other current liabilities	99,425	55,824	121,591	121,872	193,147
Long-term debt	537,183	611,091	979,435	1,222,728	1,010,285
Other long-term liabilities	78,004	88,656	160,358	217,837	304,132
Stock capital	853,954	909,476	909,473	909,473	909,122
Stockholders’ equity	883,776	851,087	891,488	904,814	1,055,301
Total liabilities and stockholders’ equity	$2,778,197	$2,698,814	3,454,433	3,529,658	3,764,005

Exchange Rates

The purchase and sale of foreign currency in Brazil is subject to governmental control. As of March 4th, 2005 the two then existing foreign exchange markets - the free rate foreign exchange market, also known as the commercial market; and the “floating” rate foreign exchange market - were unified to become one single foreign exchange market (the “Foreign Exchange Market”). Transactions in the Foreign Exchange Market are required to comply with the provisions set forth in the Resolution 3,265 and the regulations established by the Central Bank of Brazil.

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

Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure on the real did not cease, on January 15, 1999, the Central Bank allowed the real to float freely. On May, 2006, the commercial selling rate was R$2.3005 per US$1.00. Since January, 1999 the real exchange rate has been having an erratic trend, where the exchange rate is determined by demand and supply currency flows.

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average(1)	Year-End

1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3420	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004	2.6544	3.2051	2.8639	2.6544
2005	2.1633	2.7621	2.4125	2.3407

Source:   Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

(1)           Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
	Low	High
Month Ended
December 31, 2005	2.1800	2.3735
January 31, 2006	2.2116	2.3460
February 28, 2006	2.1177	2.2217
March 31, 2006	2.1067	2.2238
April 30, 2006	2.0892	2.1542
May 31, 2006	2.0586	2.3711

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

The year 2005 was characterized by high interest rates, with the main objective of controlling inflation rates, and also by the continuous appreciation of the Real. The high interest rates that started to decrease in September 2005, contributed to the weak growth of Brazil in 2005, around 2%.

The following table shows the SELIC (“Sistema Especial de Liquidação e de Custódia”) interest rate per month for the dates indicated.

January, 2005	1,48%
February, 2005	1,38%
March, 2005	1,22%
April, 2005	1,53%
May, 2005	1,41%
June, 2005	1,50%
July, 2005	1,59%
August, 2005	1,51%
September, 2005	1,66%
October, 2005	1,50%
November, 2005	1,41%
December, 2005	1,38%
January, 2006	1,47%

February, 2006	1,43%
March, 2006	1,15%
April, 2006	1,42%
May, 2006	1,08%

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

Our operating cash expenses are substantially denominated in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices), our profit margins decrease. In addition, any significant devaluation of the real may produce exchange gains on unhedged debt denominated in reais.

 In 2002, the depreciation of the real relative to the U.S. dollar totaled 52%, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown. In 2003 Brazil started a new cycle of Real appreciation relatively to the U.S. dollar and the rate in that year was 18.2%. In 2004 the appreciation of the Real relative to U.S. dollar was 8.1% and in 2005 the Real appreciated 11,8%, representing an accumulated appreciation of 33,7% since the beginning of 2003.

Inflation and certain governmental measures to control inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation and public speculation about possible future measures, has in the past had significant negative effects on the Brazilian economy. The Company’s cash operating expenses are substantially denominated in Reais and tend to increase with Brazilian inflation because its suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the Real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, operating expenses may increase and (assuming constant U.S. dollar sales prices) profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and as a result the Company’s costs of Real-denominated debt may increase. See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”

We may be impacted by governmental actions affecting the Brazilian markets and economy.

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, Banco Nacional de Desenvolvimento Econômico e Social — BNDES, which is owned by the Brazilian government, indirectly owned approximately 12.5% of our common stock as of December 31, 2005 and has, through a subsidiary, advanced approximately 20% of our total consolidated indebtedness as of such date. See “Item 7B. Related Party Transactions.”

Developments in other emerging markets may adversely affect the market price of our preferred shares and ADSs

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

For example, in 2001 after a prolonged recession followed by political instability, the Argentine government announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social conditions, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 237% devaluation against the U.S. dollar. The situation in Argentina, one of Brazil’s largest trading partners, negatively affected investors’ perceptions of Brazilian securities.

Similar developments in the international financial markets, in the future, especially in Latin America, may adversely affect the Company’s financial condition and its ability to raise capital when needed. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the Company’s preferred shares or ADS.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders’ ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$482 billion as of December 31, 2005, and an average daily trading volume of approximately US$667 million in 2005. In comparison, the NYSE had a market capitalization of US$21.4 trillion as of December 31, 2005, and an average daily trading volume of approximately US$56.1 billion for 2005.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 30% of the aggregate market capitalization of BOVESPA as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 51.3% of all shares traded on BOVESPA.

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

All of these factors are beyond our control. After reaching a peak in the middle of 1995, market pulp prices continued to fall through the first quarter of 1999, due primarily to a significant drop in demand, although market prices began to increase beginning in the second quarter of 1999 and continued to increase through the second half of 1999 and early 2000. In the second half of 2000, market prices of pulp were flat for the whole period. Weak demand and excess inventories in the hands of pulp producers caused eucalyptus pulp list prices to fall at the end of March 2001. Market conditions remained difficult through 2002, with Europe being the most challenging market. In 2002 the average list price of BEKP in North America decreased 8% compared to the average list price in 2001; this was primarily due to the slowdown in the growth of the major economies which began in 2001 that continued to negatively impact the global demand for paper throughout 2002. Global product availability was limited due to pulp production curtailments as a result of inventory adjustments, maintenance and bad weather conditions in the Northern Hemisphere. At the same time, pulp demand remained relatively stable in the majority of the markets, except in Asia and especially in China, where demand was above levels of the previous year. Consequently, global pulp inventories were driven down to below the historic level. In 2003, shipments of BEKP increased the most when compared to other grades. From January to November 2003, deliveries grew 14%, mainly to Asia and Western Europe. This compares with relatively flat shipments of northern hardwood and a 9% decline in southern hardwood. Over the course of the fourth quarter, an increase of approximately 300,000 tons in the aggregate stocks (5.5 million tons at the end of December) put pressure on pulp prices, resulting in a $10 — $20/ton erosion of list prices in December. In 2003 the average list price for BEKP was US$ 540/t. In 2004, the average list price for BEKP (North America delivered) was US$ 563/t. Demand for BEKP continued strong through the first quarter of 2005 as expected, with shipments registering an increase of 7% until February 2005. This strong demand permitted the implementation of price increases, the average list price for BEKP (North America delivered) in the first quarter of 2005 was US$ 595/t. In 2005 the international climate was favorable, marked by continued Chinese economic growth and improved economic performance of the United States, Europe and Japan. The price of most commodities increased, including pulp. The average list price for BEKP delivered to North America in 2005 was US$ 625/t, 11% above the 2004 level.

A sensitivity analysis shows that the highest price levels realized in 2005 added approximately US$115 million in net revenue this year, compared to 2004.

In the first quarter of 2006, the average list price for BEKP (North America delivered) was US$ 649/t.

Discounts from list prices are frequently granted by sellers to significant purchasers. It is possible that market prices for pulp will decline in the future, or that there will not be sufficient demand for the Company’s products to enable it to operate its production facilities in an economical manner.

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

The pulp industry is highly competitive. In the international pulp markets, we compete with larger competitors that have greater financial strength, higher production capacities and access to cheaper sources of capital.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including plant efficiencies and operating rates in relation to our competitors, and the availability, quality and cost of wood, energy, chemicals and labor. To the extent that pulp from other hardwoods can be substituted for the more expensive BEKP, we also compete with producers in the broader segment of the pulp market. Some of our competitors in this market have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. See “Item 4B. Business Overview—Competition.”

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

In September 2001, the legislature of the State of Espírito Santo, where we own approximately 168,500 of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the State. In June 2002, this law was declared to be unconstitutional by a provisional decision of the Brazilian Federal Supreme Court, and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Brazilian Confederation of Agriculture and Cattle Raising. The Company believes that such provisional decision will be upheld by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar laws will not be enacted  that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

On March 13, 2002, the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of our permits and the acquisition of our properties, since we began our operations in Espírito Santo. As the procedures in the investigation were not concluded within the prescribed time period for such a type of investigation, the commission was terminated without issuing a final report. The Company is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations. However, we cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause us to incur significant expense and divert management’s attention.

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

The Company, as part of its business strategy, made a major acquisition by purchasing Riocell and may acquire other businesses in Brazil or elsewhere. In addition, the Company has made a significant joint venture investment in Veracel and may enter into other similar arrangements or alliances with third parties. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including the availability to identify acquisitions and negotiate, finance and close transactions. Acquisitions and similar joint ventures or other arrangements have significant risks:

•              we could fail to successfully integrate the operations, services and products of any acquired company;

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

We are controlled by a few shareholders, what can cause impasse on certain decisions.

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

Dependence on Few Customers and the Loss of any of them can Cause a Significant Impact over our Operations

The Company’s marketing strategy is to develop long-term relationships with customers that will purchase the Company’s production year after year. In 2005, the Company’s three largest customers accounted for approximately 54% of its sales (by volume). See “Market Overview — Markets and Customers”. The Company believes that the loss of any of these customers would have a material adverse effect on the Company’s results of operations.

ITEM 4.               INFORMATION ON ARACRUZ

A.                                    History and Development of Aracruz

We conduct our operations under our legal and commercial name, Aracruz Celulose S.A. We are a corporation (sociedade anônima), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, we operate under the provisions of the Brazilian corporate law. Our headquarters and main operating unit are located at Rodovia Aracruz - Barra do Riacho, Kilometer 25, Municipality of Aracruz, State of Espírito Santo, Brazil, and its telephone number is 55-27-3270-2122. Our principal office is located at Av. Brigadeiro Faria Lima, 2277, 4th floor, 01452-000 São Paulo, State of São Paulo, Brazil, and our telephone number is 55-11-3301-4111. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, NY 10011. We maintain an Internet website at www.aracruz.com.br. Information contained on our website is not part of, or incorporated by reference into, this annual report.

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

We own 51% of Portocel Terminal Especializado de Barra do Riacho S.A., the company that operates the port terminal of Barra do Riacho, since January 1985. The remaining 49% of Portocel is owned by Celulose Nipo-

Brasileira S.A - CENIBRA, another pulp manufacturer and one of our competitors. From the privatization of the port terminal in 1985 until 2005 Portocel increased its storage capacity from 45,000 to 157,000 tons.

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

In June 2000, our board of directors approved another expansion of the nominal production capacity of the Barra do Riacho Unit by 700,000 tons per year, known as the Fiberline C Expansion Project. The Fiberline C Expansion Project involved the addition of a new pulp line and certain other modifications to existing equipment at the Unit in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, reaching full capacity in 2003. See “—Business Overview—Fiberline C Expansion Project.” The production volume resulting from the Fiberline C Expansion Project required an increase in the Company’s forest base of approximately 65,200 hectares of eucalyptus plantations. To meet this demand, in June 2000, the Company acquired Terra Plana Agropecuária Ltda., with assets comprised of 19,000 hectares of land appropriate for planting eucalyptus trees. From July 2000 through December 31, 2001, the Company acquired approximately 44,000 additional hectares of land in a number of separate transactions. Additionally, in September 2002, Bahia Sul and the Company signed, jointly with Companhia Vale do Rio Doce and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and the Company of forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests. The Company also entered into a three-year wood supply contract for with Veracel to provide a total of up to 3.85 million cubic meters wood for the Fiberline C Expansion Project until the new plantations reach maturity for harvesting. This contract terminated in the first half of 2004. During 2004, we were able to meet approximately 62% of our wood fiber requirements from our own eucalyptus forests. In 2005 we met approximately 90% of our wood requirements from our own eucalyptus forests. In 2006 we expect to meet approximately 95% of our wood requirements from our own eucalyptus forests.

During 2005, the Barra do Riacho Unit gradually reduced the need to purchase wood from the market and, in 2006, will resume being self-sufficient in wood supply.

Our board of directors approved in December 2005 another investment at the Barra do Riacho Unit known as Barra do Riacho Unit optimization. The project will improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements will be made by modifying and/or replacing equipment at Fiberlines A, B and C, leading to a sustainable increase in nominal capacity of 200,000 tons/year. The plant investment is estimated at $192 million, or $960/ton, with 80% of the items produced domestically and 20% imported. Implementation is forecasted to commence in the first half of 2006 and should be concluded in the third quarter of 2007 (around 18 months), with full capacity (of 2.3 million tons/year) being attained within a period of 36 months, in increments of 130,000 tons in 2007; 50,000 tons in 2008; and 20,000 tons in 2009, totaling 200,000 tons.

On October 10, 2000, we acquired a 45% stake in Veracel, a joint venture to grow eucalyptus trees on plantations and to build a pulp mill. On January 31, 2003, the Company acquired an additional 5% stake in Veracel, bringing its total stake to 50%. The remaining 50% interest in Veracel is owned by Stora Enso OYJ (“Stora Enso”). Veracel grows eucalyptus on plantations in the State of Bahia, which has diversified the sources of the Company’s supply of wood for the Barra do Riacho Unit. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit’s operation and (ii) the opportunity to expand the Company’s business in the future from an operational base in Bahia that can potentially replicate its accomplishments in the State of Espírito Santo. In May 2003, the Company and its joint venture partner decided to invest an additional US$940 million in Veracel to build a 900,000-ton capacity mill (the “Veracel Mill”) for the production of BEKP in the State of Bahia. Construction of the Veracel Mill was started at the beginning of the second half of 2003, and the mill start up was in May 2005. A total of US$1.24 billion was committed to the project.

The Veracel pulp mill, from the cornerstone to the start-up at the beginning of May 2005, took 22 months to be completed. The mill has a nominal production capacity of 900,000 tons per year of bleached eucalyptus pulp. The output of the new plant will be sold in its entirety to the controlling shareholders, in the same proportion as their shareholdings (50% each). Production in 2005 was 467,872 tons of pulp, 291,574 being assigned to the Company. On November 6, 2005, the Veracel pulp mill officially attained its design capacity. The so called “learning curve phase” was considered completed after the mill had produced for 30 consecutive days at an average output of 2,543 tons per day. This was achieved 174 days after the mill’s start-up. The quality curve had already been achieved in June, when a level of over 97% of prime grade product had been continuously recorded for a period of 30 days. Both accomplishments represent world records for a greenfield pulp mill and are two major achievements in the successful development of the Veracel project.

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

On May 30, 2003, the Company acquired all of the capital stock of Riocell S.A. (“Riocell”), a major producer of BEKP, from Klabin S.A. for an adjusted purchase price of US$567 million. Riocell owned and operated a mill (the “Riocell Mill”) with a capacity of approximately 400,000 tons per annum and owned approximately 40,000 hectares of eucalyptus plantations. On January 7, 2004, Riocell was merged into the Company and the Riocell Mill and related forestry assets are now operated as the Company’s Guaíba Unit. On September 15, 2004 the Company announced the Guaíba Unit optimization. The systems involved in the modernization of the Guaíba Unit went into operation in November 2005, just as planned, and achieved their performance targets. The optimization project will allow additional production of 30,000 tons in 2006, bringing the Guaíba Unit’s nominal capacity to 430,000 tons/yearSee “ Business — Guaíba Unit”.

Capital Expenditures

The Company’s capital expenditures for 2005, 2004 and 2003 were US$ 147.9 million, US$94.5 million and US$118.7 million , respectively.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2005	2004	2003
	(in US$ millions)
Fiberline C Expansion Project	—	—	US$55.8
Silviculture (Forest) and other forestry investments (includes land purchase)	US$71.4	US$68.1	51.5
Improvements/industrial investments	66.8	20.9	3.2
Other	9.7	5.5	8.2
Total	US$147.9	US$94.5	US$118.7

During the year 2003, we invested approximately US$118.7 million, of which US$55.8 million was devoted to the Fiberline C Expansion Project, US$41.4 million to forest, US$10.1 million to other forestry investments, US$3.2 million to ongoing industrial investments, and US$8.2 million to other projects.

During the year 2004, we invested approximately US$94.5 million, of which US$52.7 million was devoted to forest, US$8.9 million to land purchases, US$6.5 million to other forestry investments, US$17.9 million to ongoing industrial investments, US$3.0 million to Guaíba Unit optimization and US$5.5 million to other projects.

During the year 2005, we invested approximately US$147.9 million, of which US$65.2 million was devoted to forest, US$2.4 million to land purchases, US$3.8 million to other forestry investments, US$40.1 million to ongoing industrial investments, US$26.7 million to Guaíba Unit optimization and US$9.7 million to other projects.

During 2006, the Company expects to invest approximately US$212 million related to industrial, forestry and other investments. Funding for these investments will derive mostly from the Company’s own cash generation.

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

We (comprising the Barra do Riacho Unit and the Guaíba Unit) produced approximately 2,552,000 (2,786,000 including Veracel’s pulp production) tons of bleached eucalyptus kraft pulp (“BEKP”) in 2005, a 12% increase compared to 2004, representing approximately 12% of the total worldwide production capacity of hardwood market pulp and 26% of the worldwide production capacity of BEKP during 2005. In 2005, eucalyptus accounted for approximately 47% of the total worldwide production capacity of BEKP. In 2005 and 2004, sales to customers located outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our sales volume. See “Market Overview — Markets and Customers” and “Competition”.

In 2005, we sold US$1,345.2 million of eucalyptus pulp compared to US$1,167.1 million in 2004 and US$1,003.1 million in 2003.

From 1979 to 2005 our pulp production volume had a compound annual growth rate of 9.1% per annum and it expects to reach a total pulp production volume of 3,020,000 tons (including 50% of Veracel’s pulp production) in 2006.

In December 1999, we moved our headquarters from Rio de Janeiro to the Municipality of Aracruz, in the Brazilian coastal State of Espírito Santo, where part of the Company’s production facilities is located. In 2005 we moved our executive offices from Rio de Janeiro to São Paulo, where we maintain our financing, administrative and trading activities. Our production facilities consist of the Barra do Riacho Unit in Espírito Santo State, which has three production units each with two bleaching, drying and baling lines, and the Guaíba Unit, located in the municipality of Guaíba, State of Rio Grande do Sul, where we operate a high-tech mill with capacity to produce approximately 430,000tons of BEKP. Our production facilities are equipped with advanced environmental protection resources.

We own approximately 429,252 hectares of forest and other land in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul of which over 260,802 hectares are planted with eucalyptus forests. The Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, which are 51% owned by us.

We believe that we are one of the lowest-cost producers of bleached kraft market pulp in the world. Our low production costs relative to some of our competitors are due to a number of factors, including:

•                                          economies of scale,

•                                          advanced forestry techniques in managing the processes of planting,

•                                          growing and harvesting of its trees,

•                                          a comparatively short harvest cycle of its trees, and

•                                          lower energy and chemical costs.

During 2005, we were able to meet almost 90% of our wood fiber requirements from our own eucalyptus forests. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years after plantation, while harvest cycles for other types of hardwood trees in the southern United States, Canada and Scandinavia can range from 25 to 70 years. Harvest cycles for  our principal non-Brazilian competitors in the eucalyptus pulp market, which are located in Spain, Portugal and Chile, are approximately eight to ten years. See “ Raw Materials — Wood” and “ Competition”. We internally produce approximately 104% and 91%, in Barra do Riacho and Guaiba Units, respectively, of our electrical energy requirements, mainly from by-products of its pulp production process, and recycles the greater part of the chemicals used at the Units. See “—Raw Materials—Energy.”

Business Strategy

The key elements of our mission statement are:

•              generating a superior return to our shareholders,

•              offering products and services that add value for our customers,

•              leveraging our competence in renewable forestry uses,

•              creating development opportunities for our employees, and

•              observing the principles of sustainable development.

In 2005, the Company made progress in the implementation of its strategy of combining sustainable growth with continuous efforts to boost operational excellence. Our strategic objective is to substantially increase Aracruz’s share of the global hardwood pulp market over the coming years and to continue to be one of the lowest cost producers in the sector, adding value for shareholders and other stakeholders.

The following ongoing and approved projects implement our business strategy:

•              Economies of scale resulting from new capacity increases. Following the Modernization of Fiberlines A and B, and the Excellence Project, both carried out in 1998, which improved Aracruz’s operational efficiency and enabled the Company to reduce costs, and the Fiberline C Expansion Project, which in the middle of 2002 increased our nominal production capacity to over 2,000,000 tons per year, Aracruz continued to deliver growth through the acquisition from Klabin S.A., in 2003, of Riocell, with its updated nominal production capacity of approximately 430,000 tons of bleached eucalyptus market pulp and 50,000 tons of printing and writing paper, and through the Veracel project, a pulp mill for the production of bleached eucalyptus kraft market pulp in Eunápolis, in the state of Bahia, with a nominal capacity of 900,000 tons per year, which started up in May 2005. In mid 2004, Aracruz Board of Directors approved the Guaíba Unit optimization project, which improved operational efficiency and enabled the Unit to increase its nominal capacity from 400,000 to 430,00 tons per year. Those Projects rely on our technology advances and benefits from our existing overhead and management structure, which has absorbed the new activity without significant additional fixed costs. These enhancements will enable us to reduce pulp costs and improve quality levels in the new production unit. Following the same value drive, the company approved in 2005 the Barra do Riacho Unit optimization project that will increase the nominal capacity of the 3 existing Fiberlines in 200,000 tons.

•              Improvements in forestry technology using advanced genetic techniques, which will result in an increase in the forest yield. As a result of the ongoing forest improvement program, we planted new eucalyptus clones in 2004 and 2005 that display greater pulp potential productivity per hectare as well as wood quality that is better suited to the requirements of our customers. The performance of these clones was monitored throughout the year 2005, confirming they are superior to the ones belonging to the previous generation. We made progress in forest sustainability, especially regarding the most effective use of water and nutrients, soil conservation and maintenance of biodiversity.

•              Optimization of transportation logistics. Transportation of wood to the mills comprises a large portion of the cost of our pulp production. Improvements in transportation logistics and costs are a priority for the Company. At the end of 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems—Maritime and Rail—, the main objective of which is to enhance logistics and further integrate our Mill-Port-Forest system. In 2005, coastal shipping delivered 17% of the total wood consumed at the Barra do Riacho Unit. With the entry into service in October, 2005 of another tug and barge, the annual shipping capacity is expected to reach 3.1 million tons in 2006, representing 46% of total wood transportation. Each barge has a wood-carrying capacity of approximately 5,000 tons. As well as optimizing transport costs, their use eliminated some 26,500 truck journeys along the BR 101 highway in 2005, reducing traffic on the road and cutting emissions of greenhouse gases as a result of lower fossil fuel consumption.

•              Improve business process management with state-of-the-art information technology in order to improve efficiency and reduce costs. We use mySAP.com(R) platform supplied by SAP to control, simplify and integrate our business process within all our sites and also to implement connectivity with our customers and suppliers. We are currently making improvements in all our applicable systems in order to comply with Sarbanes-Oxley demands. We have also started to implement in 2005 BPMS - Business Process Management System.

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

•                Enterprise risk management (ERM). The Company is developing its Sustainability Plan, which comprises  ERM, a wide and structured long term approach of the main corporate risks of the company. Following the best practices of Corporate Governance, the Company seeks to have full control of its main financial and intangible corporate risks. The methodology used by the Company is considered an evolution of impact and probability regarding financial and intangibles corporate risks.

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

In May 2003, Stora Enso and we approved the construction of Veracel’s pulp mill for the production of  BEKP in Eunápolis, in the State of Bahia (“Veracel Project”). The mill was projected to have a nominal capacity of 900,000 tons per year and the overall investment was budgeted at US$1.30 billion. Veracel operations started in May, 2005 and reached full capacity 174 days after at beginning of November, setting a new world record for learning curve achievement. During 2005 Veracel produced 467,872 tons of pulp and it is expected to produce 920,000 tons in 2006, becoming one of the largest and most advanced single-line pulp mill in the world.

The Veracel Project has obtained commitments for long-term direct funding from development banks in the amount of approximately US$650 million, being US$500 million from BNDES and US$150 million from the European Investment Bank (EIB) and the Nordic Investment Bank (NIB). The funding of the Veracel Project consists of 5% internal cash generation, 42% equity and 53% loans from Brazilian and international development agencies. The Company is a several guarantor of 50% of the indebtedness incurred by Veracel, including indebtedness in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At December 31, 2005 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$398.2 million.

The construction of the mill was started at the beginning of the second half of 2003, and the operational start-up was in May 2005. The project was carried out under an EPC (Engineering, Procurement and Construction) concept and required the prior implementation of a qualification program to enable the local workforce to take part in the construction of the pulp mill. The equipment and services necessary for the project have been contracted mostly from Brazilian suppliers. The implementation of the Veracel project was also successfully concluded, establishing two other global marks: the installation of the project in 22 months and the effective construction of the mill, concluded in 17 months.

In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders’ agreement, or the Veracel Shareholders’ Agreement, which set forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel. In connection with the further acquisition by us and by Stora Enso, on equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003 and as a consequence of the Implementation Decision adopted by the remaining shareholders, the Veracel Shareholders’ Agreement was amended. The amended Veracel Shareholders’ Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice is given by any party to the Veracel Shareholders’ Agreement. The Veracel Shareholders’ Agreement will terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Veracel Shareholders’ Agreement provides that Veracel will at all times during its term have a board of directors comprised of 6 (six) members, of which (i) 3 (three) will be elected from individuals appointed by Stora Enso and, (ii) 3 (three) will be elected from individuals appointed by us. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) will each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. The Veracel Shareholders’ Agreement also provides that neither we nor Stora Enso may transfer (which includes the creation of liens) any of their respective common shares of Veracel to non affiliated entities other than after the second anniversary of the start-up of Veracel’s pulp mill. Either of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations. The Veracel Shareholders’ Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Veracel Shareholders’ Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Veracel Shareholders’ Agreement also provides that we, so long as neither we nor any of our subsidiaries is a shareholder of Veracel, shall not acquire (or caused to be acquired) any interest in real property in Veracel. The same covenant applies to Veracel with respect to real property in our core area.

 The Veracel Shareholders’ Agreement provides further that if any of the shareholders, known as the Defaulting Shareholder, fails to comply with any of its obligations regarding Veracel’s funding needs in connection with the business plan, the Investment Plan and Capital Contributions, the other shareholder (the Calling Shareholder) shall have the right to require the Defaulting Shareholder to transfer all (but not less than all) of its shares to the Calling Shareholder at a discounted market value calculated according to the provisions of the Veracel Shareholders’ Agreement.

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

The nominal production capacity of the Guaíba Unit is approximately 430,000 tons of BEKP and 50,000 tons of printing and writing paper, equipped with advanced environmental protection resources. The Guaíba Unit has approximately 73,808 hectares of forest and other land and 6,559 hectares of plantations are kept in association with third parties. The average distance of the wood supply to the mill is approximately 82 kilometers.

The Guaíba unit is now fully integrated into Aracruz: human resources, information technology, systems and processes. Several synergies were obtained mainly in logistics, sales and operations.

During the second half of 2004, the project to upgrade the Guaíba Unit’s industrial facilities was approved. The systems involved in the modernization of the Guaíba Unit went into operation in November 2005, improving production capacity in the Guaíba Unit from 400,000 tons to 430,000 tons of BEKP. The overall investment amounted to US$ 29.7 million and the initial results are running well considering production, quality, environment and costs.

Aracruz Produtos de Madeira

As part of our earlier strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., (“APM”), which then became our wholly owned subsidiary. APM’s high-tech hardwood lumber sawmill, which is located in the State of Bahia, was commissioned in the first quarter of 1999 and sales of its producing began during the third quarter of 1999. APM manufactures and markets Lyptus®, a new concept renewable, high-grade hardwood lumber produced using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes. The sawmill has a nominal production capacity of 44,000 cubic meters per year. As of April 30, 2006, APM had nominated 11 sales representatives in major furniture markets in Brazil and was supplying an industrial customer base of nearly 150 manufacturers.

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

In 2003, 2004 and 2005, 23,5%, 30% and 40% respectively, of total production was exported. In 2004 and 2005, export sales accounted for 61% and 65%, respectively, of the revenues of APM.

Consistent with the strategies set forth above, in October 2004 we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of US$ 18,6 million. We currently own one third of the shares of APM and have certain voting rights as set forth in APM Shareholders’ Agreement.

The Board of Directors of APM approved in February 2004 a five year business plan, which comprises the expansion of the sawmill nominal production capacity to 95,000 cubic meters per year and investments in the amount of up to US$ 10,3 million, of which US$ 1,35 million have been invested in 2005. The investment in 2006 is budgeted at US$ 550,000.00.

Barra do Riacho Unit Optimization Project

Barra do Riacho Unit began its operations in 1978 with a nominal capacity of 400,000 tons in Fiberline A. In 1991 throughout the duplication of capacity, the Fiberline B started operations with an additional of 525.000 tons. In 2002 our third line, Fiberline C, was started with a nominal capacity of 700.000 tons. During the last 27 years, throughout many debottlenecking and modernization projects, Barra do Riacho Unit achieved a total production capacity of 2,130,000 tons per year.

The Barra do Riacho Unit optimization project will improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements will be made by modifying and/or replacing equipments at Fiberlines A, B and C leading to a sustainable increase in nominal capacity of 200,000 tons per year.

The plant investment is estimated at US$ 192 million, or US$ 960 /ton, with 80% of the items produced domestically and 20% imported. Land purchase will not be needed. The incremental wood volume will be provided basically by (1) reduction in average age of current forestry base and (2) forestry productivity on increase throughout forestry management implemented in 1999.

Implementation commenced in the first half of 2006 and should be concluded in the third quarter of 2007 (around 18 months), with full capacity (of 2.3 million tons/year) being attained within a period of 36 months, in increments of 130,000 tons in 2007, 50,000 tons in 2008 and 20,000 tons in 2009, totaling 200,000 tons.

Market Overview

General

Wood pulp is the principal raw material used in manufacturing paper and paperboard. Whether or not a specific type of wood pulp is suitable for a particular end use depends on the type of wood used to make the pulp, as well as the process used to transform the wood into pulp. Hardwood pulp is produced using hardwood trees, such as oak, eucalyptus, aspen, birch and acacia trees. Hardwood pulp has short fibers and is generally better suited for manufacturing coated and uncoated printing and writing papers, tissue and specialty papers. Softwood pulp is produced using softwood trees, such as pines. It has long fibers and is generally used to add strength to the paper. We do not produce softwood pulp.

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

As a result of the variety of wood types and processes used to produce pulp, which have evolved significantly over time, the pulp market has become increasingly specialized in terms of technical characteristics. Many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity and brightness, are exhibited by hardwood and, particularly, eucalyptus pulp. In addition, the increasing specialization of paper manufacturers has resulted in many such manufacturers developing their own customized mix of pulp inputs (known as “furnish”), for use in their paper manufacturing. Furthermore, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and to rely on a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp. Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1995 to 2005. Over the same ten-year period, the annual rate of growth in demand for bleached eucalyptus pulp was estimated at 6.8%, while the annual rate of growth in demand for hardwood pulp during the same period was estimated at 4.5% and the market for softwood for the same period was estimated at a 2.8% annual rate.

Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 43% in 2005) primarily due to its high quality, and because of properties, such as its softness, opacity and printability.

International Markets

From 1992 to 2005, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 4.2% per year, from 13.2 million tons to 23 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 4.7 million tons from 2000 to 2005. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 11.5 million tons in 1992 to 20.8 million tons in 2005. Consumption of market pulp is concentrated mainly in Europe, North America and Asia.

The charts below show the demand for bleached hardwood by region:

	Total Bleached Hardwood Demand By Region
	2002		2003		2004		2005
	Tons	% total	tons	% total	tons	% total	tons	% total
NORTH AMERICA	2.750.000	15%	2.725.000	14%	2.730.000	13%	2.875.000	14%

EUROPE	7.915.000	43%	8.485.000	43%	9.010.000	43%	9.150.000	43%

ASIA	6.830.000	37%	7.530.000	39%	8.205.000	39%	8.255.000	39%

TOTAL WORLD	18.340.000		19.545.000		20.810.000		21.115.000

	Aracruz Sales and Market Share By Region
	2002		2003		2004		2005
	Tons	%Share*	tons	%Share	tons	%Share	tons	%Share
NORTH AMERICA	623.000	23%	690.000	25%	833.000	31%	909.000	32%

EUROPE	637.000	8%	765.000	9%	1.004.000	11%	1.004.000	11%

ASIA	280.000	4%	470.000	6%	540.000	7%	510.000	6%

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

In the beginning of 2004 prices were still under pressure, but with the pick up of paper demand and adequate inventories, prices were able to reach its peak by June and July at US$ 595 (North America delivered). In the middle of third quarter the absence of the Chinese buyers in the market once more depressed prices which ended 2004 at US$555 North America delivered.

The increase in demand in 2005, combined with pulp mill closures have permitted the implementation of price increase in the year which reached list price of US$ 635 per ton (North America delivered) in April and sustained itself throughout the year.

The following chart shows, for the periods indicated, average annual prices for BEKP produced by us as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

BEKP -NBHK - SBHK List Prices
North America Delivered (US$/ton)

(Note: prices are expressed as simple arithmetic average for the year)

Sources: For all eucalyptus pulp prices and for 2000 southern and northern hardwood pulp prices, the Company’s databank; for 2001 northern and southern hardwood pulp prices, Hawkins Wright 2001; for 1988-99 southern and northern hardwood pulp prices, Hawkins Wright, November 2000. For 2002, 2003, 2004 and 2005 eucalyptus prices, the Company’s databank, and for southern and northern hardwood pulp prices, Hawkins Wright, December 2002, 2003, 2004 and 2005.

Domestic Market

In 2005, we supplied approximately 40,000 tons of the aggregate domestic demand for bleached eucalyptus kraft market pulp, compared to 50,000 tons in 2004. In 2004, we supplied approximately 50,000 tons of the aggregate domestic demand for bleached eucalyptus kraft market pulp, compared to 36,000 tons in 2003. Demand for bleached hardwood kraft market pulp in Brazil decreased from 530,740 tons in 1998 to 511,760 tons in 1999, due to the adverse economic situation in Brazil during most of 1999. See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.” However, in 2000, the Brazilian economic scenario improved and the demand for bleached hardwood kraft market pulp reached 517,000 tons, an increase of 1% compared to 1999. In 2001, the demand for bleached hardwood kraft market pulp reached 489,000 tons, a 5% decrease compared to 2000, primarily due to the energy rationing in Brazil, which had a negative impact on paper production. In 2002, the demand for bleached hardwood kraft market pulp reached 512,000 tons, a 5% increase compared to 2001, primarily due to the paper production growth, mainly on the tissue segment (8.4%). In 2003 demand grew by 2% compared to 2002, reaching 520,579 tons, reflecting an increase in the tissue and printing and writing segments. In 2004 demand remained almost flat reaching 518,742 tons, still reflecting a positive scenario in the paper segment which started in 2003. In 2005 total domestic market demand for bleached hardwood kraft reached 564,789 tons, resulting in an increase of 9% over 2004. The increase in tissue demand and the stability of the printing writing market contributed to this result.

The six largest Brazilian producers of bleached hardwood kraft market pulp are:

•                  Aracruz Celulose S.A.,

•                  Celulose Nipo-Brasileira S.A., or CENIBRA,

•                  Votorantim Celulose e Papel S.A,

•                  Suzano Bahia Sul Papel e Celulose S.A.,

•                  Jarí Celulose S.A., and

•                  Lwarcel Celulose e Papel

Together the six largest Brazilian producers accounted for 71% of total domestic sales in 2005, with us accounting for 7% of total domestic sales. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of its total sales volume in 2002, 2003, 2004 and 2005 as compared to 3% in 2001, as a result of our increase in sales in international markets and other producers increasing their own share of the Brazilian market. See “—Competition.” Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be, correlated with international pulp prices.

Eucalyptus Forests

At December 31, 2005, we owned approximately 429,252 hectares of forest and other land in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which over 260,802 hectares are planted with eucalyptus forests. The average distance from our forest areas currently in use to the mills at Barra do Riacho Unit is 207 kilometers, while this distance at Guaíba Unit is 82 kilometers. Because of the cost of transportation, the average distance from the forest to the mill has an important effect on our cost structure, and we have sought to reduce the distance in various ways, including by accelerating the substitution of cloned trees with higher productivity near the mills, as discussed in “—Raw Materials—Wood.” We are always evaluating opportunities for acquiring land with forest closer to the mills in order to reduce the distance, and the associated costs, of hauling wood between the forest and the mills as well as any system of logistics that could reduce the cost of transportation, such as transportation by barges using our port facility in the state of Bahia. See “—Business Strategy”. Of the 429,252 hectares owned by us, approximately 260,802 hectares are currently used for the planting of trees to supply pulp production and solid wood production, approximately 139,177 hectares are reserved for preservation, approximately 18,383 hectares have been used in the construction of roads and the remainder is used for research and development and other activities. Brazilian law requires that 20% of our land, at any given time, either remain uncultivated with eucalyptus trees or planted with indigenous species.

Throughout 2005, one of our principal objectives was to increase the Forestry Partners Program, for the establishment of new plantations to ensure the future supply of wood for our mills. During 2005, we established approximately 14,000 additional hectares of eucalyptus plantation through this program.

At Barra do Riacho Unit we have a tree nursery capable of producing approximately 40 million seedlings per year and a research facility are located nearby as well. At Guaíba Unit our tree nursery was capable of producing 10 million in 2005 and there is a expectation of expansion in 2006 to up to 30 million.

In 2005, we supplied 9.5 million cubic meter wood to our pulp mills, of which 8.3 million cubic meter came from our own eucalyptus forests and 1.3 million cubic meters of wood were purchased from the market, including approximately 277,000 cubic meters purchased through the Forestry Partners Program.

The Company pioneered the use of cloned seedlings from rooted cuttings, a method also known as vegetative propagation, to carry out large-scale planting of eucalyptus trees. This method of cloning results in trees whose fibers are extremely homogeneous, which the Company believes results in a more streamlined industrial process and higher quality pulp. Today, approximately 89% of the Company’s eucalyptus forests are grown from this type of seedling. Rather than growing from seeds, clones are the “offspring” of asexual propagation. By means of this type of generation, the descendant receives the entire genetic code of the original tree. Accordingly, the risk of disease and pests can be lessened by choosing parent trees better adapted to the region. Other benefits of vegetative propagation include significantly lower bark per cubic meter of wood and “self-pruning” trees with fewer branches.

Raw Materials

Wood

We rely exclusively on eucalyptus trees to meet our pulp wood requirements. Eucalyptus is a short-fibered hardwood that grows back from the stump after being cut, with each tree capable of regenerating twice. Eucalyptus trees are among the fastest growing trees in the world. Climate and soil conditions in Brazil allow for approximately seven-year eucalyptus tree harvest rotations as compared to eight to ten-year harvest rotations in Spain, Portugal and Chile. As part of our growth strategy, it has sought to eliminate the need for external sources of wood and to maximize both the yield and quality of fiber grown on our timberlands through advanced forestry and tree-cloning techniques.

In 2003, we supplied most of our 7.4 million cubic meter wood requirements from our own eucalyptus forests in the State of Espírito Santo and in the southernmost region of the State of Bahia. During the same period, we also purchased 2.7 million cubic meters of wood, which is equivalent to 37% of our wood consumption, of which approximately 623,000 cubic meters were purchased through the Forestry Partners Program.

Through the development of cloned trees selected on the basis of certain characteristics, we were able to reduce our wood consumption per ton of pulp produced from 3.9 solid cubic meters under bark in 1985 to 3.5 solid cubic meters in 2005. The optimal time to harvest our trees is six to seven years from the time of planting.

Energy

Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy. At the Barra do Riacho Unit approximately 98% of our electrical energy needs in each of the years 2004 and 2005 were met by burning by-products generated from the pulp production process compared with 79% in 1999. At the Guaíba Unit approximately 89% and 91.5% of our electrical energy in 2004 and 2005, respectively, were generated internally using methods similar to the ones used in Barra do Riacho Unit and generation from coal. The remainder of our energy needs was met through purchases of electricity, fuel oil and natural gas from third sources.

Chemicals

We use several chemicals in the pulp bleaching process. Until December 1999, we maintained and operated an electrochemical plant on the same site as the mill at Barra do Riacho Unit to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.

On December 16, 1999, we entered into a series of transactions with Canadianoxy Chemicals Ltd. for the transfer of our electrochemical plant to a subsidiary of Nexen Inc., or Nexen, a Canadian company formerly known as Canadian Occidental Petroleum, for approximately US$61 million. Nexen, with head offices in Calgary, Canada, is a major producer of sodium chlorate. Its principal shareholder is Occidental Petroleum Corporation, which owns approximately 80% of its share capital. The transfer closed on December 17, 1999. The sale of the electrochemical plant, located adjacent to the mill in Barra do Riacho Unit, is part of our strategy to concentrate on our core business, transferring the production of chemicals to a specialized producer. We built the plant during the construction of the pulp mill in 1979 and subsequently expanded the plant in 1991. At the time of the sale, the electrochemical plant had the capacity to produce approximately 36,000 tons per year of sodium chlorate, 36,000 tons per year of caustic soda and 32,000 tons per year of chlorine. The plant also produces hydrochloric acid and sodium hypochlorite (liquid bleach).

Under the terms of the purchase agreement, we have agreed to indemnify Nexen for certain liabilities relating to: (i) the manufacturing of electrochemical products prior to the sale, (ii) any legal proceedings that relate to the manufacture of the electrochemical products in which the basis of the claim occurred prior to the sale and (iii)

any misrepresentation by us in connection with the purchase agreement. Our indemnity obligations expire, with respect to tax, labor, product liability and environmental matters, upon the passage of the relevant statute of limitations, which depends on the relevant Brazilian legislation.

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

The chemicals used in the pulp bleaching process in the Guaíba Unit, specially chlorine, caustic soda, sodium chlorate, hydrochloric acid and chlorine dioxide, are also produced in an electrochemical plant located on site. The nominal capacities of such electrochemical plant are, respectively, 23,605 ton/year of caustic soda, 20,949 ton/year of chlorine, 9,900 ton/year of sodium chlorate, 9,000 ton/year of hydrochloric acid and 5,760 ton/year of chlorine dioxide.

Water

 Water is required in the pulp production process and in the cultivation of seedlings. Water is primarily provided by several rivers, which feed into a 35 million cubic meter reservoir on the mill site in Barra do Riacho Unit. In the Guaíba Unit the water is provided by the Guaíba River, beside the mill. The reservoir in the Barra do Riacho Unit holds enough water to supply the mill’s needs for a five-year period in the event of a drought (based on statistical information regarding periods of very low rainfall). In the Barra do Riacho Unit wastewater undergoes a two-stage purification treatment process before it flows into the ocean, and in Guaíba Unit we have a four stage purification process before it flows into the Guaíba River.

Beginning in the latter half of 1998, the State of Espírito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a project of public interest to obtain water from the Rio Doce river through an existing system of canals and rivers. The project was completed in June 1999 and now provides water for the local communities and for the industrial and chemical districts of the Municipality of Aracruz as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. During 2000 and the beginning of 2001, we made the necessary adjustments in the mill to receive the water supply from Rio Doce. The project was approved by federal, state and local authorities. Despite the low average rainfall during 2003, the use of water from the Rio Doce river enabled us to obtain all of our water supply requirements. In 2004 due to high average rainfall, we decided to temporarily close our Rio Doce river access. In 2005 the mill sometimes needed to use the water from Rio Doce due to maintenance of the river access.

The Units

Our principal pulp mill, located in the State of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world. From 1991 to 1998, we successfully increased this mill’s nominal capacity from 1,025,000 tons of pulp per year to 1,240,000 tons of pulp per year. This mill’s third production unit, known as the Fiberline C Expansion Project, began production in May 2002, increasing the nominal production capacity of the mill to approximately 2,000,000 tons of pulp per year

We also have a pulp mill in our Guaíba Unit which production capacity is of approximately 430,000 tons of BEKP per year, after full implementation of the project to upgrade the Guaíba Unit’s industrial facilities. - See “B - Business Overview - Guaíba Unit”.

The Company’s total production in 2005 was 2,552,000 (comprising the Barra do Riacho Unit and the Guaíba Unit) and 2,786,000 tons including 50% of Veracel’s pulp production (versus 2,497,000 tons in 2004), representing approximately 12% of the total worldwide bleached hardwood kraft market pulp production capacity. In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From 1995 to 1999, we invested in the Modernization Project in Barra do Riacho Unit, increasing the nominal production capacity of that mill to 1,240,000 tons of pulp per year. After the Fiberline C Expansion Project the nominal capacity of the Barra do Riacho Unit increased to 2,000,000 tons. The total production of that mill in 2002 was 1,656,000 tons (1,272,000 tons in 2001), 2,031,000 tons in 2003, 2,093,000 tons in 2004 and 2,134,000 tons in 2005, representing approximately 10% of the total worldwide bleached hardwood kraft market pulp production capacity.

The production facilities in the State of Espírito Santo and Rio Grande do Sul consist of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging, warehousing facilities and a fully computerized control system that continuously monitors the entire production process. The Barra do Riacho Unit and the Guaíba Unit mills’ pulp systems have, respectively, five steam turbines and three steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on sites. In Barra do Riacho Unit a tree nursery capable of producing approximately 40 million seedlings per year and a research facility are located nearby. At Guaíba Unit our tree nursery was capable of producing 10 million in 2005 and there is a expectation of expansion in 2006 to up to 30 million. The Barra do Riacho Unit electrochemical plant, which was transferred in December 1999 to Nexen and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. The Guaíba Unit also has an electrochemical plant located within its boundaries. For a discussion of the sale of our electrochemical plant to Nexen, see “—Raw Materials—Chemicals.”

Pulp Production

When operating at full capacity, the Barra do Riacho Unit mill can process over 23,000 solid cubic meters of timber each day and the Guaíba Unit mill can process 6,700 solid cubic meters of timber each day. The logs are either debarked in the forest or debarked at the mills using tumbling drums and then cut into chips, which are transferred by conveyors system to the digesters where they are mixed with chemicals and heated under pressure. During this chemical cooking process, the lignin and cellulose are separated. Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process. The used chemicals are removed at various stages of the production process and recycled within the plant. The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried. The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations, for exportation. Barra do Riacho Unit is served by a private port which is administered by Portocel (a company where we own 51% of the stocks) located approximately 1.5 kilometers from the mill, for shipments abroad. At Guaíba Unit a barge terminal is located in the Guaíba River, beside the mill, and the pulp is transported by barges to Rio Grande Port for shipment abroad. See “—Transportation.”

In 2005 we have produced two types of pulp:

•                  Standard Pulp (only in Barra do Riacho Unit); and

•                  ECF Pulp.

Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. Although most of the production is represented by ECF Pulp, the production of Standard Pulp is still relevant because there is high demand for such pulp. During 2005, we produced approximately 2,500 tons of Standard Pulp, as compared to 36,792 in 2004 and 79,536 in 2003. ECF Pulp, or Elemental Chlorine Free Pulp, is pulp bleached with lower levels of chlorine. ECF Pulp is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process (although recently we have detected a shift in environmental concerns away from the bleaching process to forestry management and efficient control). We first produced ECF Pulp in November 1990. During the period from 1991 to 1994, we equipped the Barra do Riacho Unit mill so that it would have the capacity to produce enough ECF Pulp to meet the growing demand for ECF Pulp. From 1993 to 1997, we produced 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, we were to produce 100% ECF pulp. See “—The Units.” During 2005, approximately 100% of Barra do Riacho Unit production, or 2,132,018 tons, was comprised of ECF Pulp as compared to 2,050,218 tons during 2004 and 1,860,060 tons during 2003. During 2005 the production of ECF in Guaíba Unit was approximately 417,000 tons as compared to 401,000 tons in 2004.

Transportation

Wood from the forest areas is transported by truck and by sea barges (owned by independent contractors) to the mills for processing into pulp. The average distance from our forest areas currently in use to the mills at Barra do Riacho Unit is 207 kilometers, while this distance at Guaíba Unit is 82 kilometers.

The pulp produced for export at Barra do Riacho mill is transported by truck from the mill to the port of Barra do Riacho (Portocel), which is located approximately 1.5 kilometers from the mill site. This port is used to hold and load pulp and provides us with convenient access to ocean transport vessels. The port is a modern facility that currently has the capacity to handle approximately 4,090,000 tons of pulp per year. The port includes a warehouse capable of holding approximately 157,000 tons of pulp.

We own 51% of Portocel, the company that operates the port of Barra do Riacho. The remaining 49% of Portocel is owned by CENIBRA, another pulp manufacturer and one of our competitors. We do not own any ships for transportation of our pulp.

Our integrated, coastal wood shipment project was completed in December 2002. It involves a system of sea-going barges and tugboats and two port terminals that link the extreme south of Bahia to the north of Espírito Santo. The port complex of Portocel, adjacent to the mill at Barra do Riacho Unit, receives wood from plantations in southern Bahia via an alternative transportation system that is more efficient than truck-based highway shipments. The first phase of the operation between Caravelas and Portocel, with annual capacity for transporting 1.7 million cubic meters of wood, began at the end of 2002.

Another improvement to our wood transportation operations was the construction and start-up of a nearly 4km-long rail spur used for unloading wood shipments directly at the mill’s yard. This improvement is important to optimize the receiving process of the wood that comes from North of Minas Gerais and other areas within the state of Espírito Santo.

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

Markets and Customers

Our principal markets are in North America, Europe, Asia and Brazil. Our export sales are performed through our foreign subsidiaries in Hungary and Panama. See - “Organizational Structure - Significant Subsidiaries”. The relative geographic distribution of our sales by volume and percentages of total production were as set forth below:

	Aracruz Sales and Market Share By Region
	2001		2002		2003		2004		2005		1Q 2006
	Tons	% of total	Tons	% of total	Tons	% of total	Tons	% of total	Tons	% of total	Tons	% of total
Europe	475.3	37%	637.0	40%	813.7	38%	1,014.4	41%	1,122.4	43%	291.2	39%
North America	479.8	37%	623.2	39%	767.8	36%	831.3	34%	909.2	35%	248.2	33%
Asia	306.2	23%	280.1	18%	509.0	23%	533.1	22%	510.8	20%	192.4	26%
Latin America	3.6	0%	17.6	1%	21.4	1%	21.6	1%	8.4	1%	2.2	0%
Total Exports	1,264.9	97%	1,557.9	98%	2,119.9	98%	2,400.4	98%	2,550.8	98%	734	99%
Brazil	36.4	3%	27.0	2%	37.1	2%	49.6	2%	39.7	2%	10.2	1%
Total	1,301.3	100%	1,584,9	100%	2,149.0	100%	2,450.0	100%	2,590.6	100%	744.2	100%

The average net prices per ton of eucalyptus pulp for 2001, 2002, 2003, 2004, 2005 and the first quarter of 2006 were US$438, US$418, US$453, US$458, US$497, US$508, respectively.

 In 2005, 2004 and 2003 approximately 2% of our sales volume was sold in the domestic market. One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year. Stable long-term relationships permit us to reduce our marketing expenses, to better understand our customers’ needs, and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical support to our clients. In 2005, our three largest customers accounted for approximately 54% of its sales, by volume. In 2004 and 2003, our ten largest costumers accounted for approximately 72% and 75%  of our sales, respectively, and for those years our two largest customers accounted for approximately 44% and 46% of our sales, by volume, respectively. These customers include leading North American tissue manufacturers and leading global manufacturers of printing and writing paper. In 2003, 2004 and 2005, demand for our pulp has been in line with our production capacity; however, we cannot guarantee that such balance between demand and production capacity will happen in the future. We believe that the loss of any of these customers could have a material adverse effect on our results of operations. We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

We have sought to diversify our sales among different market segments, such as consumer products (for example, tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

The following table shows the breakdown by end uses of our pulp production in 2001, 2002, 2003, 2004 and 2005.

	2001	2002	2003	2004	2005
Tissue	51%	57%	55%	55%	57%
Printing, and Writing Paper	28	29	26	22	22
Specialty Papers(1)	20	13	18	22	21
Cartonboard	1	1	1	1	—
	100%	100%	100%	100%	100%

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

Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, CENIBRA, Empresa Nacional de Celulosas S.A., Suzano Bahia Sula Celulose S.A., and Votorantim Celulose e Papel S.A) currently account for 58% of the total world production capacity of bleached eucalyptus kraft market pulp. Management estimates that in 2005, we accounted for 25% of the world production capacity of bleached eucalyptus kraft market pulp, 5% of the world production capacity of chemical market pulp and 10% of the world production capacity of bleached hardwood kraft market pulp.

Bleached Hardwood Kraft Market Pulp

To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America, Western Europe and the Scandinavian countries (Finland, Norway and Sweden), which in 2005 are estimated to have accounted for 70% in the aggregate, and 19%, 30%, 13% and 8%, respectively, of the world’s total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately, 2,347,000 tons during 2003, 2,352,000 in 2004 and 2,156,000 tons in 2005 while Brazilian producers sold approximately 4,767,000 tons, 5,237,000 and 5,611,922 tons respectively, in such periods. Several of our competitors in this market are larger than we are and may have greater economic and other resources than we do.

Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 4.1% per year from 1995 to 2005, totaling 22.7 million tons, and is expected to grow at an annual rate of 5.8% during the period of 2005 to 2009 (or approximately 5.8 million tons in total during this period). Approximately 85% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 6.9 million tons in 2005 to approximately 11.8 million tons in 2009. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 2.8% per year from 2005 through 2009, adding 3.0 million tons to the current demand.

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

On February 10, 1998, the State of Espírito Santo issued to us a two-year operating permit for Fiberlines A and B at Barra do Riacho Unit, which was renewed for an additional five years commencing on February 10, 2000. On July 01, 2002 the State of Espírito Santo issued to us a four -year operating permit for Fiberline C at Barra do Riacho Unit, valid until July 2006. Nevertheless, on May 06, 2005 the State of Espírito Santo issued to us a unified four-year operating permit for Barra do Riacho Unit (Fiberlines A, B and C), which is valid until May 2009. During 2002, supplemental environmental licenses were obtained for Fiberline C Expansion Project relating to our industrial installations.

On June 20, 2005 the State of Rio Grande do Sul issued to us an operating permit for Guaíba Unit, valid until June 2009.

Beginning in March 1997, we became subject to an environmental audit every three years in the State Espírito Santo. The audit is conducted by subcontracted auditors, approved by the Environmental Secretary of the State of Espírito Santo, or SEAMA. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001. The most recent audit was conducted in November 2004. In the State Rio Grande do Sul we became subject to an environmental audit every year, since the year 2002. The audit is conducted by subcontracted auditors, approved by the Brazilian Environmental Institute, or IBAMA. The audit has been regularly carried since 2002 and the most recent audit was conducted in October 2005.

Our forestry activities are regulated by the Brazilian federal government and the governments of the States of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul. Our operating permit for our forest operations in Espírito Santo was renewed for a six-year period commencing on October 4, 2004. Since 2000, the Company has obtained from the environmental state agencies from the states Espírito Santo, Minas Gerais and Bahia 33 implementation and operational permits for implanting 307 projects accounting for 63,831 hectares of eucalyptus plantations. The remaining area is going to have operational permits during 2006. The terms and conditions for the issuance of forest operating permits in the state Rio Grande do Sul were already defined by the local environmental state agency and we are engaged in this process so as to obtain our relevant forest operating permits in Rio Grande do Sul in due course.

We also entered into contracts with farmers in the State of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul pursuant to which the farmers have agreed to grow trees for sale to us. See “Eucalyptus Forests”. Regarding our operating permit for the Forestry Partners Program, the licensing process for renewing it is under negotiation and we expect to conclude it during 2006.

Plantings may be undertaken only pursuant to a plan presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of our landholdings, at any given time, must be preserved uncultivated or planted with indigenous species. We currently exceed this requirement, since such land accounts for approximately 32% of our total landholdings. In September 2001, the legislature of the State of Espírito Santo, where we own approximately 168,500 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within that State. This law was declared to be unconstitutional by a provisional decision of the Brazilian Supreme Federal Court and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Confederations of Acquisitions and Cattlle Raising. The Company believes that such provisional decision will be upheld by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company nor that other similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

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

We believe that we are in compliance in all material respects with all applicable environmental regulations. In addition, environmental considerations are fundamental to our development of new technologies. Our integrated pest management relies on biological control of pests and diseases. Soil and plant nutrients are continuously monitored to guarantee an adequate balance. At the Units, methods for the evaluation of environmental effects of effluents on receiving detriments have been developed and used. The origins of pulp and effluent toxicity have been studied, considering all possible sources, from the raw material (wood) to bleaching effluents. In addition, environmental quality is considered in the development of new technologies and products. Pulp products are continuously evaluated in terms of their possible effects on the quality of effluents in our customers’ paper machines as well.

In 1996, the State of Bahia granted us a permit for the location of APM, the sawmill company of which we currently hold 1/3 (one third) of the shares , APM. In 1998, the State of Bahia granted an operating permit for APM, valid until August 2003. In June 2003, the State of Bahia renewed APM’s operating permit, valid until June 2007. See “—Business Strategy.”

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

We also obtained 307 projects permits for forest plantations, of which 59 were incorporated in operating licenses issued by the Espírito Santo Agriculture, Cattle-Raising and Forest Protection Institute (IDAF), 216 were projects incorporated in installation licenses issued by the Bahia Environmental Resources Center (CRA-BA) and 17 projects approved for operating licenses by the Minas Gerais State Forestry Institute (IEF-MG).

In October 2003, the Bureau Veritas Quality International (“BVQI”) approved CERFLOR (the Brazilian System of Forest Certification) certification of 95,300 hectares covering all of the Company’s own plantations in the State of Bahia. The certificate emitted by INMETRO (National Institute of Metrology) was received in March 2004. We initiated this certification process in August 2003, including pre-audit, initial audit and a certification audits. The certification audit was publicized through local radio stations and newspapers as well as the sending out of letters to more than 600 persons or entities. Five public meetings were held in respect of the Certification, with the presence of more than 300 persons. In October 2004 the first annual monitoring audit for the maintenance of CERFLOR certification in Bahia took place. The certification was maintained and a new public report was made available to the general public on the internet.

The CERFLOR Certification for plantations in Espírito Santo State (93,501 hectares) was approved by BVQI in June 2005. The certification process was initiated in November 2004 with the realization of six public meetings and an initial audit. The certification audit was held in January 2005. The audit report was made available for the public on the internet for 90 days. The certificate emitted by INMETRO (National Institute of Metrology) was also received in June 2005.

In October 2005, we had the second annual monitoring audit for the maintenance of CERFLOR certification in Bahia and the first annual monitoring audit for the maintenance of CERFLOR certification in Espírito Santo State. In September 2005, we started the CERFLOR Certification for plantations in Minas Gerais State (6,179 hectares). Two public meetings were held in respect of this Certification, with the presence of more than 100 persons. We expect to receive the certificate emitted by INMETRO (National Institute of Metrology) during the first semester of 2006.

As of May 23, 2006, all of the Company’s own plantation areas in the State of Rio Grande do Sul (Guaíba Unit) were certified by the Forestry Stewardship Council (FSC), totaling 58,219 hectares.

In December 2005, an audit for CERFLOR Certification was performed in our Guaíba Unit, including 47,907 ha of forest plantations. Four public meetings were held and the CERFLOR certificate is expected to be issued by INMETRO (National Institute of Metrology) in the first semester of 2006.

In October 2005 CERFLOR Certification has gained international endorsement through the Programme for the Endorsement of Forest Certification Schemes - PEFC Council, the global assessment organization for forest certification systems. Such endorsement attests that CERFLOR certification is an independent proof that the Company’s certified plantations are subject to sustainable forest management preserving the ecological, social and economical functions of forests.

Insurance

We believe that our insurance coverage of our production facilities and forests is in line with Brazilian market and international pulp industry standards.

Our forests are fully covered by insurance. The insurance limit was set at US$ 22 million for each of the three main forest areas based on the historically low rates of loss and the large spread of the risk.

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

In 2005, following the same pattern and principals of the Company’s risk management practices, Veracel was also granted the HPR seal of approval from FM Global, confirming the low levels of risk in its operations.

C.                                    Organizational Structure

Significant Subsidiaries

Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company. The following table sets forth the significant subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2005:

	As of December 31, 2005
	Total Capital (in percentages)	Voting (in percentages)
Portocel Terminal Especializado de Barra do Riacho S.A.(1)	51%	51%
Mucuri Agroflorestal S.A.(1)	100%	100%
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1) (8)	33,33%	33,33%
Veracel Celulose S.A.(1) (8)	50%	50%
Aracruz Trading S.A.(2)	100%	100%
Aracruz Celulose (USA), Inc.(3)	100%	100%
Aracruz (Europe) S.A.(4)	100%	100%
Aracruz Trading Hungary Ltd.(5)	100%	100%
Riocell Trade (6)	100%	100%
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda(7)	100%	100%
Arcel Finance Limited (9)	SPE	SPE

(1)     Incorporated in Brazil.

(2)   Incorporated in the Republic of Panama.

(3)     Incorporated in the United States under the laws of the State of Delaware.

(4)     Incorporated in Switzerland.

(5)   Incorporated in Hungary

(6)   Incorporated in England

(7)   Incorporated in Portugal

(8)   Accounted as per the equity method.

(9)   See notes 1 (b) and 10 to the consolidated financial statements.

D.                                    Property, Plant and Equipment

In December 1999, we moved our headquarters from Rio de Janeiro to the City of Aracruz in the Brazilian coastal State of Espírito Santo, where our main production unit is located. We maintain offices in São Paulo for our financing, administrative and trading activities.

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

As of December 31, 2005, we had an aggregate principal amount outstanding of approximately US$1.681 billion under certain loans granted to us by BNDES, which loans are secured by liens on our industrial site in the Municipality of Aracruz. See “Item 7B. Related Party Transactions.”

We own approximately 429,252 hectares of land in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which approximately 260,802 are planted eucalyptus forests. See “—Business Overview—Eucalyptus Forests.” The pulp mill in Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, of which 51% are owned by us. We have a terminal facility integrated to the Guaíba Unit mill that is used to load the barges that transport the pulp to Rio Grande port.

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

Overview

We are the world’s largest producer of bleached hardwood kraft market pulp. During 2005, we produced approximately 2,552,000 tons of BEKP (2,786,000 tons including 50% of Veracel’s pulp production), a 12% increase from 2004, when we had produced approximately 2,497,000 tons of BEKP, which was a 11% increase as compared to 2003 when we had produced approximately 2,250,000 tons of bleached eucalyptus pulp. Pulp sales for 2005 were approximately 2,605,000 tons, a 6% increase as compared to 2,450,000 in 2004, which had represented a 14% increase when compared to 2003 pulp sales of 2,149,000 tons. Export pulp sales in 2005 were approximately 98% of total sales. Export pulp sales for the year 2004 were approximately 98% of total sales.

In 2005, the Company sold US$1,345.2 million of eucalyptus pulp compared to US$1,167.1 million in 2004, US$1,003.1 million in 2003.

The Company’s volume and price of pulp sales during 2005 were higher than in 2004. The Company’s average list price increased by approximately 12% in 2005 compared with the average in 2004.

The primary factors affecting our results of operations are:

•              prevailing world market prices for pulp;

•              the amount of pulp produced and sold by us;

•              our costs of production, which primarily consist of the costs of materials (primarily wood and chemicals) and depreciation; and

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

Recently Issued Accounting Pronouncements under U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an Amendment of ARB No. 43.” The Statement clarifies that abnormal amounts of idle facility expenses, freight, handling costs, and spoilage should be recognized as current period charges and not include as part of inventory cost. This Statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will adopt this Statement as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transaction.” This Statement amends Opinion 29 to eliminate the exception from fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will adopt this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other—Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss.

The FSP carries forward the disclosure requirements of EITF issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

The Company will begin applying this guidance as of January 1, 2006, as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management considered this Interpretation in 2005 and concluded that no conditional asset retirement obligations currently exists.

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS

155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”

SFAS 155:

a. Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b. Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c. Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

d. Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

e. Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The impact of adopting this new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

The impact of adopting this new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

Discussion of Critical Accounting Policies and Estimates

In connection with the preparation of the financial statements included in this annual report, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. We are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company’s consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 1 of the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

Legal Contingencies

We are currently involved in certain legal proceedings. As discussed in note 16 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings. It is possible, however, that future results of operation could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill, for impairment calculation purposes, during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

Recoverability of long-lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis.

Useful lives of property, plant and equipment

Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to the Company, as well as known industry trends. The Company describes the depreciation rates it applies to its property, plant and equipment in Note 1(h) to its consolidated financial statements. If we reduce the remaining useful lives of our property, plant and equipment, increasing our rates in 10% depreciation expense will increase in approximately US$ 21million.

Brazilian Economic Environment

The Brazilian economy has been characterized by volatile economic cycles. Since the introduction of Real as  a Brazilian currency in July 1994, the Central Bank adopted tight monetary policy as a necessary measure to ensure the country continues to control inflation. Therefore, a more stable economic environment is clearly being observed. After January 1999, when the Central Bank adopted the free flotation of the Dollar exchange rates, the internal interest rates started to be the main tool for inflation control, and the central bank started to act preventively and most of the time was successful in bringing inflation back in line or little bit higher with targets.

The Brazilian economy has also been characterized by frequent and occasionally drastic intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payment occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government’s response to such developments.

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

The tax reform approved a few years ago by the Brazilian government has resulted in Law No. 10,833/03, extending to Brazil’s Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social — “COFINS”) the “non-cumulative regime” already mandatory since 2002 for contributions made to Social Integration Program (Programa de Integração Social e de Formação do Patrimônio do Servidor Público “PIS/PASEP”), as per Law No. 10,637/02. Law No. 10,833/03 also provided an increase in the tax rate for COFINS now at 7.6% on revenues of Brazilian companies in general (the rate was formerly 3%). Although the tax (PIS/COFINS) is not assessed on export transactions, the Company as a result of the non-cumulative regime, presented a PIS and COFINS credit position, lowering the tax burden for the fiscal year ended in 2004, notwithstanding the increase in tax rates. In June 2005, Brazilian government edited a Provisional Measure known as “MP do Bem”, meaning that the proposal contained some good measures for the economy, such as suspending the collection of PIS and COFINS in the acquisition of new machines and equipment (allocated to the company’s fixed assets) by “preponderantly” exporting companies and granting various types of tax incentives for technological innovation. This Provisional Measure has been converted into Law No. 11,196 in November 2005. According to the definition in Law No. 11.196, the Company is a preponderantly exporting company and as such may reduce the tax burden on future investments in new machines and equipment acquired as fixed assets, benefiting from the suspension in the collection of PIS and COFINS.

As from August 2, 2004, PIS and COFINS rates were reduced to zero in relation to financial revenues obtained by legal entities subject to the non-cumulative regime (essentially large companies), exception made for financial revenues deriving from interest on net equity and hedge transactions. As from April 1, 2005, financial revenues from hedge transactions were included within such zero percent rate.

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

	2000	2001	2002	2003		2004	2005
Inflation (General Market Price Index)	9.8%	10.4%	25.3%	8.7%		12.4%	1.21%
Devaluation (R$ v. US$)	9.3%	18.7%	52.3%	(18.2%	)	(8.1)%	(11.8)%

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

 At December 31, 2005, approximately 94% of our cash and cash equivalents and short-term investments were invested in Real denominated deposits and financial assets. See “—Liquidity and Capital Resources—Financial Strategy.”

A.                                                                                    Operating Results

Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

The table below shows the Company’s income statements for the years 2003, 2004 and 2005:

	US$ thousands
Income statement	2003	2004	2005
Operating revenues
Sales of eucalyptus pulp
Domestic	42,401	66,083	62,019
Export	1,056,498	1,256,648	1,469,646
Total sales	1,098,899	1,322,731	1,531,665
Sales taxes and other deductions	(95,829)	(155,618)	(186,432)
Net operating revenues	1,003,070	1,167,113	1,345,233
Operating Costs and expenses
Cost of sales	592,555	700,333	783,578
Selling	38,617	53,850	64,430
Administrative	22,762	31,072	33,820
Provision for loss on ICMS credit	23,178	22,859	7,440
Other, net	18,784	2,349	8,873

Total operating Costs and expenses	695,896	810,463	898,141
Operating income	307,174	356,650	447,092
Non-operating (income) expenses
Financial income	(43,037)	(56,123)	(125,439)
Financial expenses	108,209	119,976	137,276
Gain on currency remeasurement, net	(41,955)	(16,197)	(21,386)
Other, net	(129)	(76)	(778)
Total non-operating (income) expenses	23,088	47,580	(10,327)
Income before income taxes, minority interest and equity in results of affiliated companies	284,086	309,070	457,419
Income tax expense	129,116	70,256	72,228
Minority interest	(37)	(9)	(31)
Equity in results of affiliated companies	(6,844)	(11,568)	(44,062)
Net income	148,089	227,237	341,098

Net operating revenues in 2005 were US$1,345.2 million, US$178.1 million higher than last year, mainly as a result of higher pulp sales volume ($64.3 million) due to the purchase of pulp produced by Veracel, beginning  in May 2005, and higher pulp prices ($114.6 million) due to a favorable condition between supply and demand of BEKP.

In 2005 total cost of pulp, paper and sawn wood sales totaled $783.6 million, compared to $700.3 million in 2004. The cost of pulp sales in 2005 was $754.3 million, compared to $666.3 million in the previous year, mainly due to higher sales volumes. Pulp production cost per ton in 2005 was $246, compared to $228 in the previous year, mainly due to Brazilian currency appreciation against the U.S. dollar.

Sales and distribution expenses were $64.4 million, $10.6 million higher than in the previous year, mainly due to a 6% higher sales volume, changes in the geographical sales mix, and higher terminal expenses, as a result of the purchase of pulp produced by Veracel, beginning in May 2005.

Administrative expenses were $33.8 million, $2.7 million higher than in 2004, mainly due to the local currency’s appreciation against the Dollar and $2.5 million of non-recurring expenses (moving administrative offices from Rio de Janeiro to São Paulo), partially offset mainly by lower legal fees.

Other operating expenses came to $8.9 million, $6.6 million higher than in the previous year, mainly due to a higher provision for fines relating to tax contingencies of US$ 6.7 million and $6.4 million of tax credits for PIS/Cofins on depreciation, partially offset by the non-cash impact of a $ 5.1 million accounting loss from the sale of 2/3 ownership in Aracruz Produtos de Madeira S.A (APM), which took place in October, 2004.

Provision for loss on ICMS credits was $7.4 million, $15.5 million lower  than in the previous year, as a result of successful negotiations with the tax authorities, pursuant to which the company’s right to offset certain ICMS liabilities with accumulated credits was recognized, thus bringing this pending issue to a definitive conclusion.

The Financial and Currency remeasurement results amounted to $9.5 million of financial income, compared to $47.7 million of financial expenses in the previous year, mainly due to increased financial income and a higher currency re-measurement gain, offset by higher financial expense (see chart below).

The increase in interest on financing was mainly due to a 2% increase in the average balance of gross debt in 2005 compared to 2004. The increased financial income was mainly due to gains on derivative transactions against the local currency (R$), which also covered the 50% hedging needs of Veracel’s balance sheet exposure (Aracruz’s equity interest).

(US$ million)	2005	2004
Financial Expenses	137.3	120.0
Interest on financing	99.3	93.8
Taxes (PIS/COFINS and CPMF)	4.1	11.9
Interest on fiscal contingency provisions	31.0	12.2
Other	2.9	2.1
Financial Income	(125.4)	(56.1)
Currency remeasurement	(21.4)	(16.2)

In 2005, the Brazilian currency (R$) appreciated 11.8% against the US dollar, compared to an appreciation of 8.1% in the previous year. The closing exchange rate on December 31, 2005 was R$2.3407 per US dollar.

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2003, 2004 and 2005 are presented as follows:

Federal income tax rate	25.0%
Social contribution (*)	9.0%
Composite tax rate	34.0%

Income tax and social contribution amounted to an expense of $72.2 million, against $70.3 million in the previous year. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the exchange rate variation’s effect on monetary assets and liabilities denominated in US dollars. The positive impact of the exchange rate variation for 2005 on the Brazilian GAAP results was higher than in the previous year, in a total amount of US$15.3 million. The taxes were also reduced in 2005 as a result of payments of Interest on Shareholders’ Equity, which are deductible for tax purposes.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates - See Note 4.1 to our 2005 Consolidated Financial Statements.

As a result of all of the above-described factors, net income in 2005 totaled US$341.1 million, compared to US$227.2 million in 2004.

Results of Operations for the Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

The table below shows the Company’s income statement for the years 2003 and 2004:

	US$ thousands
Income statement	2003	2004
Operating revenues
Sales of eucalyptus pulp
Domestic	42,401	66,083
Export	1,056,498	1,256,648
Total sales	1,098,899	1,322,731
Sales taxes and other deductions	(95,829)	(155,618)
Net operating revenues	1,003,070	1,167,113
Operating Costs and expenses
Cost of sales	592,555	700,333
Selling	38,617	53,850
Administrative	22,762	31,072
Provision for loss on ICMS credit	23,178	22,859
Other, net	18,784	2,349
Total operating Costs and expenses	695,896	810,463
Operating income	307,174	356,650
Non-operating (income) expenses
Financial income	(43,037)	(56,123)
Financial expenses	108,209	119,976
Gain on currency remeasurement, net	(41,955)	(16,197)
Other, net	(129)	(76)
Total non-operating (income) expenses	23,088	47,580
Income before income taxes, minority interest and equity in results of affiliated companies	284,086	309,070
Income tax expense	129,116	70,256
Minority interest	(37)	(9)
Equity in results of affiliated companies	(6,844)	(11,568)
Net income	148,089	227,237

Net operating revenues in 2004 were US$1,167.1 million, US$164.0 million higher than 2003, mainly as a result of higher pulp sales volume ($136.4 million), higher pulp prices ($10.6 million) and higher paper sales ($17.6 million).

In 2004 total cost of pulp, paper and sawn wood sales totaled $700.3 million, compared to $592.6 million in 2003. The cost of pulp sales in 2004 was $666.3 million, compared to $569.2 million in the previous year, mainly due to higher sales volumes. Production cost per ton in 2004 was $228, compared to $226 in the previous year, mainly due to higher chemical cost and packaging, sustainment projects related to the maintenance of productive capacity and Brazilian currency appreciation against the US dollar.

Sales and distribution expenses were $53.8 million, $15.2 million higher than in the previous year, mainly due to a 14% higher sales volume as a result of the acquisition of Riocell from the Klabin group in mid 2003, changes in the geographical sales mix, and higher terminal expenses.

Administrative expenses were $31.1 million, $8.3 million higher than in 2003, mainly due to greater services expenses, such as consulting services and legal fees, and the local currency’s appreciation against the dollar.

Other operating expenses came to $2.3 million, $16.5 million lower than in the previous year, mainly due to a lower provision for fines relating to tax contingencies, of $9.0 million; a lower allowance for doubtful accounts, of $1.8 million; smaller losses on the sale of obsolete spare parts, of $1.5 million; lower fixed asset write-offs, of $1.5 million; and $6.4 million of tax credits for PIS/Cofins on depreciation, partially offset by the non-cash impact of a $ 5.1 million accounting loss from the sale of 2/3 ownership in Aracruz Produtos de Madeira S.A (APM), which took place in October, 2004.

The Financial and Currency remeasurement results amounted to $47.7 million, $24.5 million higher than in the previous year, mainly due to increased financial expenses and a lower currency remeasurement gain, partially offset by increased financial income (see chart below).

The increase in interest on financing was mainly due to a 16% increase in the average balance of gross debt in 2004 compared to 2003. The increased financial income was mainly due to gains on derivative financial instruments against the local currency (R$), which also covered the 50% hedging needs of Veracel’s balance sheet exposure (Aracruz’s equity interest).

(US$ million)	2004	2003
Financial Expenses	120.0	108.2
Interest on financing	93.8	79.4
Taxes (PIS/COFINS and CPMF)	11.9	24.4
Interest on fiscal contingency provisions	12.2	15.6
Other	2.1	(11.2)
Financial Income	(56.1)	(43.0)
Currency remeasurement	(16.2)	(42.0)

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

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2002, 2003 and 2004 are presented as follows:

Federal corporate income tax rate	25.0	% (1)
Social contribution on profits	9.0%
Composite tax rate	34.0	% (1)

(1) The federal corporate income tax is levied on profits of Brazilian companies at the rate of 15%; the amount of profits exceeding a certain amount established by law in a given period (currently R$240,000 per year) is subject to a 10% surcharge. The maximum corporate income tax rate is therefore 25% and the maximum composite tax rate is 34%.

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

B.                                                                                    Liquidity and Capital Resources

Liquidity

The Company’s primary sources of liquidity have historically been cash flows from operating and financing activities. The Company’s management believes these sources will continue to be the principal ways in which it will meet its anticipated cash flow needs.

The Company’s material cash requirements include the following:

•              the servicing of its indebtedness; and

•              capital expenditures.

At December 31, 2005, we had cash, cash equivalents and short-term investments of US$558.0 million, an increase of US$107.8 million from US$450.2 million at December 31, 2004. The equivalent of US$524.1 million was invested in local currency instruments and US$33.9 million was invested abroad, mostly in U.S. dollar time deposits with leading financial institutions.

Cash Flows

Operating Activities

Cash flow provided by operating activities was US$445.7 million for the year ended December 31, 2005, as compared to US$367.5 million for the year ended December 31, 2004 and US$336.4 million for the year ended December 31, 2003. This increase in operating cash flow is mainly due to the increase in the volume and sales price of products sold.

Investing Activities

Cash flow used in investment activities amounted to US$214.2 million for the year ended December 31, 2005, US$188.2 million for the year ended December 31, 2004 and US$716.1 million for the year ended December 31, 2003. This variation is principally due to the acquisition of Riocell from Klabin in 2003, in the value of US$563.2 million, compared to relatively stable capital expenditures during 2004 and 2005. All those years included equity contributions to the Veracel project that has started up in May 2005, in the amounts of US$110.2 million, US$99.0 million and US$67.0 million, respectively.

Financing Activities

Cash flow used in financing activities was US$233.2 million for the year ended December 31, 2005 and US$212.2 million for the year ended December 31, 2004 mainly due to dividend and interest on stockholders’ equity paid, and specifically in the year 2005 to a lesser extent due to debt amortization. For the year ended December 31, 2003, cash flow provided by financing activities was US$421.9 million due to new long-term funding used for the acquisition of Riocell.

The Company paid dividends and interest attributed to shareholders’ equity in the amount of US$139.4 million, US$198.7 million and US$109.3 million, in 2005, 2004 and 2003, respectively.

The Company’s working capital is sufficient for the Company’s present requirements.

Indebtedness

At December 31, 2005, the Company had total debt outstanding of US$1,302.3 million, a decrease of 5.3% over total debt outstanding at December 31, 2004 of US$1,375.7 million. Such decrease was due to the normal course of debt amortization.

The breakdown of the Company’s total debt outstanding at December 31, 2004 and December 31, 2005 is set forth in the table below:

	At December 31,
	2004	2005
	(millions of U.S. dollars)
SHORT-TERM DEBT
Current portion of long-term debt
Local currency	43.2	50.9
Foreign currency	98.1	153.5
Short-term debt instruments
Local currency	3.8	2.1
Foreign currency (ACC/ACE)	0	78.4
Accrued finance charges
Local currency	1.0	0.9
Foreign currency	6.9	6.2
Subtotal	153.0	292.0
LONG-TERM DEBT
Local currency	148.5	172.6
Foreign currency	1,074.2	837.7
Subtotal	1,222.7	1,010.3
TOTAL DEBT	1,375.7	1,302.3

At December 31, 2005, the Company’s outstanding debt in local currency totaled US$226.5 million and was comprised primarily of loan agreements with Banco Nacional de Desenvolvimento Econômico e Social —BNDES. BNDES is one of the major shareholders of the Company.

At December 31, 2005, our outstanding debt exclusive of accrued interest was approximately US$792.1 million based on fixed interest rates, US$239.3 million based on LIBOR, US$40.2 million based on a currency basket and US$223.6 million based on TJLP.

We do not have any significant financial covenant under our debt instruments that may substantially affect our operations or financial condition.

At December 31, 2005, our long-term debt maturities were as follows:

	Maturing in
	2007	2008	2009	2010	2011 and beyond	Total
Long-term debt
(in millions of US$)	234.6	220.3	140.8	143.6	271.0	1,010.3

Our short-term debt consists primarily of trade financing in the form of export sales advances, or ACC, discounted export accounts receivables, or ACE, and prepayments for exports all denominated in foreign currency. ACC and ACE are forms of financing available from Brazilian financial institutions or Brazilian branches of foreign financial institutions at a fixed rate with a maturity of up to 360 days prior to shipment of pulp for export, in the case of ACC, and with a maturity of up to 180 days after shipment of pulp for export, in the case of ACE. Prepayments for exports are a form of financing available from importers or foreign financial institutions at a fixed rate with maturity of either up to 180 days or more than one year, in each case prior to the shipment. As of December 31, 2005 the outstanding principal amount of such short-term trade financing was US$ 78.4 million at an average annual interest rate of 4.1%.

Our long-term debt consists primarily of U.S. dollar-denominated debt issued outside Brazil in the amount of US$991.2 million at December 31, 2005 (as compared to US$ 1,172.3 million at December 31,2004) and loans from BNDES, one of our principal shareholders, denominated in Reais and in foreign currencies. At December 31, 2005, the Company had loans from BNDES with an aggregate principal amount outstanding of R$617.5 million (US$263.8 million) (as compared to R$620.9 million (US$233.9 million) at December 31, 2004), which represented approximately 20% of our total indebtedness at such date. At December 31, 2005, of the total aggregate principal amount of the BNDES debt, US$223.6 million was denominated in Reais and adjusted by the Taxa de Juros de Longo Prazo (the Long-term Interest Rate or “TJLP”), and US$40.2 million was adjusted by a currency basket.

Financing Agreements

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

	Original			Outstanding balance (principal amounts)
	line	Annual		December	December
	of credit	charges	Due date	2004	2005
Tranche
February	250,000			208,500	158,460
2002		5.984%	March/2009
August 2003	400,000	7.048%	September/2011	400,000	378,120
May 2004	175,000	6.361%	May/2012	175,000	175,000
	825,000			783,500	711,580

In December 2004, the Company signed a US$ 50 million loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group. The loan had a floating interest rate based on

LIBOR, semi-annual payments starting in December 2007 and final maturity in 2014. As of December 31, 2005 the outstanding principal amount was US$ 50 million with an annual interest rate of 7.42%. This loan was prepaid on April 12, 2006, without any gain or loss on the prepayment.

On February 21, 2006 the Company called the senior secured notes maturing 2009 under the securitization for redemption in full. Such redemption was paid on March 23, 2006.

On March 1, 2006 Arcel Finance Ltd. launched a tender offer for any and all of the outstanding notes maturing 2011 and 2012. A total of US$$176.4 million outstanding principal amount of the notes maturing 2011 and US$58 million outstanding principal amount of the notes maturing 2012 were tendered, and settlement of the purchase price therefor was made on March 14, 2006.

The Company is a several guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At December 31, 2005 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$63.5 million.

Financial Strategy

In the past, a major element of our cash management strategy was to take advantage of the interest rate differential available in Brazil only to exporting companies. Funds obtained through lower cost trade financing were invested, together with cash flow from operations, in Brazilian financial instruments at a generally higher yield. Our ability to generate profits from this arbitraging activity has been reduced as a result of the declining interest rates in Brazil as well as from the change in its financial strategy in 1997.

Brazilian companies have limited sources of long-term debt financing denominated in Reais, and we do not intend to incur short-term debt denominated in Reais due to the higher associated costs. At December 31, 2005, 83% of the our total indebtedness was denominated in foreign currencies, as compared to 86% at the end of 2004. Although our access to debt financing denominated in foreign currencies, beyond pre-export and receivables financing, may also be limited, we believe that we have access to a sufficient number of financing sources to meet our needs without resorting to expensive short-term Real-denominated financing.

Because we operate internationally, we are exposed to market risks from changes in foreign exchange and interest rates. To protect against these market risks, we from time to time enter into forward foreign exchange contracts and interest-rate swap agreements. We may be exposed to counterparty credit risk in the event of nonperformance by the counterparties to the forward exchange-rate contracts and the interest-rate-swap agreements. We believe that an event of nonperformance by our counterparties is unlikely to occur due to our credit risk policies.

The Company is subject to some limits on its to access international capital markets due to the non-investment grade sovereign  risk rating of the Republic of Brazil. Also, Brazilian companies have as a structural condition limited sources of long-term debt financing denominated in Reais beyond the credit lines provided by BNDES. To fund its investments and to manage liquidity risk the Company’s strategy has been to develop international long term funding sources and structures and to manage its debt profile in order to maintain adequate financial ratios established in the Financial Policy, approved by the Board, including maintaining an adequate average maturity of its debt. The Company believes that it already has access to sufficient financing sources to meet its needs, especially after achieving Investment Grade in the global scale rating from Standard & Poor’s, meaning that the Company’s credit risk is considered largely uncorrelated to the country’s risk.

The guidelines for the Company’s financial investments policies are:

•              investments in fixed income obligations of the Brazilian federal government are subject to the following requirements:

•                  for external debt (Bradies and Globes) the maximum term shall be 60 months;

•                  for local debt (NTN, LFT, NTN-C) the maximum term shall be 24 months;

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

•                  for banks with a rating above “BBB+”,  the maximum investment per bank is limited to the lesser of (i) 20% of the total cash holdings, and (ii) 10% of the bank’s net worth.

In the year 2005, the company’s financial management distinguished itself in managing to absorb much of the foreign exchange impact on cash flow, principally through the use of financial derivatives. This financial management was the result of a Board approved financial policy that determined specific criteria and indicators for the management of liquidity, market and credit risks, in arbitrage and other opportunities, besides the derivative financial instruments. The financial policy also defined prudent limits for these operations, based on best corporate governance practices.

In the year of 2005, derivative financial instruments results (dollar future contracts) showed a gain of $29.2 million, reducing part of the negative impact that the Real appreciation caused in the Company’s results

Dividends

Subject to certain exceptions, we are required, according to our by-laws and under Brazilian corporate law to pay a minimum annual dividend equal to 25% of its Adjusted Net Income which is represented by the net income for the year less appropriation of the above mentioned legal reserve. In addition, we may pay interim dividends either based on our net income for any period within our fiscal year or from retained earnings or certain other revenue reserves established in prior years. We also use interest on shareholders’ equity as a means of paying a dividend to our shareholders. The interest on shareholders’ equity to be distributed by us is calculated by applying the Long-term Interest Rate (TJLP), on the Shareholders’ Equity for the fiscal year, a set out in the Brazilian Corporate Law.

Capital Expenditures

The Company’s capital expenditures for 2005, 2004 and 2003 were US$ 147.9 million, US$94.5 million and US$118.7 million, respectively.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2005	2004	2003
	(in US$ millions)
Fiberline C Expansion Project	—	—	US$55.8
Silviculture (Forest) and other forestry investments (includes land purchase)	US$71.4	US$68.1	51.5
Improvements/industrial investments	66.8	20.9	3.2
Other	9.7	5.5	8.2
Total	US$147.9	US$94.5	US$118.7

During the year 2003, we invested approximately US$118.7 million, of which US$55.8 million was devoted to the Fiberline C Expansion Project, US$41.4 million to forest, US$10.1 million to other forestry investments, US$3.2 million to ongoing industrial investments, and US$8.2 million to other projects.

During the year 2004, we invested approximately US$94.5 million, of which US$52.7 million was devoted to forest, US$8.9 million to land purchases, US$6.5 million to other forestry investments, US$17.9 million to ongoing industrial investments, US$3.0 million to Guaíba Unit optimization and US$5.5 million to other projects.

During the year 2005, we invested approximately US$147.9 million, of which US$65.2 million was devoted to forest, US$2.4 million to land purchases, US$3.8 million to other forestry investments, US$40.1 million to ongoing industrial investments, US$26.7 million to Guaíba Unit optimization and US$9.7 million to other projects.

 During 2006, the Company expects to invest approximately US$212 million relates to industrial, forestry and other investments. Funding for these investments will derive mostly from the Company’s own cash generation. See “Item 4—Information on Aracruz—History and Development of Aracruz—Capital Expenditures.”

C.                                                                                    Research and Development, Patents and Licenses, Etc.

During 2003, 2004 and 2005, our research and development expenditures totaled approximately US$3.8 million, US$ 4.3 million and US$ 5.8 million, respectively. The Company believes that its research and development activities are an important part of its ongoing effort to maintain its competitiveness. The Company strives to develop high quality forests, with high productivity at minimum cost, in specific ecosystems, and to produce the highest quality wood pulp with minimum environmental impact. This strategy has enabled the Company to obtain productivity gains and reduce overall production costs, while supplying the market with improved products and reinforcing the Company’s long-term relationships with key customers.

The main objective of the Aracruz Research and Technology Center is to add value to the overall business. With activities ranging from the seedling nursery to final product development, we achieved important results in 2005. As a result of the ongoing forest improvement program, we planted new eucalyptus clones in 2004 and 2005 that display greater pulp potential productivity per hectare as well as wood quality that is better suited to the requirements of our customers. The performance of these clones was monitored throughout last year, confirming they are superior to the ones belonging to the previous generation. We kept investment on the continuous development of eucalyptus clones even more adapted to our environmental conditions. A new generation of superior clones is expected to be deployed in 2007. Furthermore, Aracruz is a member of the Eucalyptus Genome Consortium (Genolyptus), with the aim of obtaining additional knowledge, tools and products to speed up the results of our tree improvement program.

The development of sustainable forest management techniques that insure the high performance of the Company’s plantations also continues to be one of the Company’s priorities. As part of the Company’s activities in the “Brazil Eucalyptus Potential Productivity” consortium, a number of parameters that influence the biological process and silvicultural practices related to productivity and sustainability of eucalyptus plantations are being measured.

Water quantity and quality monitoring on 11 representative watersheds of  Barra do Riacho Unit, involving different types of vegetation (eucalypts, pasture and native forests), have systematically indicated no changes in any evaluated parameter. New automatic weather stations are just about to be installed at Guaíba Unit, increasing the monitoring coverage capacity of the Company. These weather stations are critical for developing and applying forest growth models taking into account climate effects, and for assessment of fire risk.

Biodiversity studies have confirmed that interspacing eucalypts plantations and native reserves, as practiced by the Company, is very important for maintenance and development of a series of endemic animal species from Atlantic Rainforest, especially birds. Until the end of 2005, 456 bird species were identified in Barra do Riacho Unit areas, representing 74% of all species registered in literature for this king of ecosystem. We also concluded a study on a fragment of Atlantic Rainforest, pointing out that diversity of native tree species was completely conserved along the last 10 years.

Aracruz is also making progress in the use of biological control of pests and diseases as an alternative for traditional chemical products. During 2005 an important defoliating beetle (Gonipterus scutellatus Gyll) was controlled mainly by introducing and multiplying one of its natural enemies, a small fly (Anaphes nitens Gir.) that feeds from the beetles eggs.

During 2005 we also started development of soil quality indexes, based on chemical, physical and microbiological factors. These indexes will be used to drive sustainability actions, regarding fertilization and other silvicultural practices, such as keeping residuals from harvest in the field to maintain adequate levels of organic matter in the soil, which is already in course.

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

PPPC’s (Pulp and Paper Products Council) estimates for chemical market pulp demand a growth of 3.2% for 2006, equivalent to 1.5 million tons. There will be four main drivers for this growth: a rebound in China, a short term “pop” in Western Europe, continued growth in global tissue and sanitary paper production and some consumer restocking. The mature printing and writing markets of North America and Japan will contribute very little in the way of extra market pulp demand (these markets are currently undergoing structural changes that will limit any significant growth in market pulp consumption). In 2007 and 2008, growth in demand is forecast to slow to roughly 2%. This reflects the cyclical lull that is likely to affect the mature printing and writing markets.

PPPC’s revised estimates show that world capacity will grow by 2.0%, or 1 million tonnes in 2006. Over 80% of the growth will be in hardwood. In 2007, market pulp supply is expected to rise by 3.5%, and by a further 4.3% in 2008. This implies an overall increase of 5 million tonnes over the period 2005-2008, equivalent to 3.3% per year, which is above trend. Bleached hardwood capacity will account for close to 80% of this growth, as hardwood capacity is projected to increase by 4 million tonnes, or 5.7% per year. In contrast, bleached softwood capacity will grow by only 0.9 million tonnes over the period, or 1.3% per year. Nearly 95% of the growth in capacity will be in Latin America. The long term forecast, which covers 2009 and 2010, is for growth in world capacity to total 1.6 million tonnes. This is surprisingly low but it only includes the projects that are currently deemed highly probable to go ahead. In all likelihood, more projects will gain approval in the future thus increasing this growth rate.

There are obvious risks to the forecast. The economic outlook is positive but largely dependent on two economies — the United States and China. Any significant slowdown, particularly in the U.S., would have a quick impact on ad spending and paper demand, at a time when the cycle is already maturing.

E.             Off-balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the debt or other obligations of Veracel whose accounts are not consolidated in our financial statements. The Company is a guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project. Stora Enso is a guarantor of the other 50% of such indebtedness. At December 31, 2005 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$398.2 million. As of December 31, 2005, the Company had no other off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes the obligations which we have guaranteed or for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES

 AS OF DECEMBER 31, 2005

	Aggregate Amount	Maturity
	In millions of US$
Guarantees of Debt:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Veracel Celulose S.A.	392.9	13.9	110.8	109.0	159.2

F.           Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations as of December 31, 2005:

	Payment due by period
	In millions of US$
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt	292.0	292.0	—	—	—
Long-term debt	1,010.3	—	454.9	284.4	271.0
Purchases: (raw materials, maintenance and utilities/fuel)	84.8	84.8	—	—	—
Special program of tax collection called PAES	23.5	3.1	6.2	6.2	8.0
Leasing	12.1	4.5	7.6	—	—
Total	1,422.7	384.4	468.7	290.6	279.0

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers.

Set forth below are the names and positions at  May 31, 2006 and brief biographical descriptions of our directors and officers:

Board of Directors

Name	Age	Position

Carlos Alberto Vieira	71	Chairman
Ernane Galvêas	83	Member
João Carlos Chede	58	Member
Luiz Aranha Corrêa do Lago	55	Member
Eliezer Batista da Silva	81	Member
Haakon Lorentzen	51	Member
Raul Calfat	53	Member
Álvaro Luis Veloso	41	Member
Nelson Koichi Shimada	52	Member
Sandra Meira Starling	61	Member

Executive Officers

Name	Age	Position

Carlos Augusto Lira Aguiar	59	CEO
João Felipe Carsalade	50	Officer
Walter Lídio Nunes	56	Officer
Isac Roffé Zagury	53	Officer

Biographical Information

Carlos Alberto Vieira. Since April 29, 2004 Mr. Vieira has been the Chairman of the Company’s Board of Directors, of which he had been a member since April 15, 1988. He is also President of Banco Safra S.A., and Chairman of Safra Leasing S.A. Arrendamento Mercantil, Agropecuária Potrillo S.A., and Pastoril Agropecuária Couto Magalhães S.A.

Ernane Galvêas. Mr. Galvêas is a member of the Company’s Board of Directors since April 29, 1994. He was an officer of the External Trade Agency of Banco do Brasil from 1966 to 1967 and President of the Central Bank of Brazil from 1968 to 1974 and in 1979. He has also been the Brazilian Minister of Finance from 1980 to 1985. He was Financial Officer and later Vice-President of the Company from 1974 to 1979. Currently, he is also a member of the Board of Directors of the Lorentzen Empreendimentos S.A., of the Getulio Vargas Foundation, and of the Board of Directors of the Jacob Safra Bank, in Switzerland. At present he is an Economic Consultant of the National Confederation of Commerce of Brazil.

João Carlos Chede. Mr. Chede was an alternate member of the Company’s Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board. He has been an Executive Director of Banco Safra S.A since 1990. He is also a Director of the Safra Comércio e Serviços Ltda; Banco Safra de Investimentos S.A.; Canárias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos Publicidade e Participações Ltda; and Cedral Companhia de Comércio Exterior S.A.

Haakon Lorentzen. Mr. Lorentzen has been a Director of the Company since April 29, 1991 and is the son of Mr. Erling Lorentzen, formerly the Company’s Chairman. He is the President of Lorentzen Empreendimentos S.A., as well as Chairman of Companhia de Navegação Norsul. He is also a Member of the Board of Ação Comunitária do Brasil, Harvard Business School Latin American Research Center, WWF Brasil as well as Ideiasnet S.A. and Agercy S.A.

Luiz Aranha Corrêa do Lago. Mr. Corrêa do Lago was an alternate member of the Company’s  Board of Diretors from April 1988 to April 2004, when he was elected member of the board. He has been the Planning Director of Lorentzen Empreendimentos S/A since 1988. He also held office as Capital Markets Director of the Central Bank of Brazil from 1987 to 1988.

Eliezer Batista da Silva. Mr. Batista da Silva has been a Director of the Company since June 28, 1996. He was also Chairman of Rio Doce Internacional. In 1992, he served as the Brazilian Government’s Secretary for Strategic Affairs. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also the President of its board of directors. He was the President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964. His first term as Chairman of Companhia Vale do Rio Doce was from 1961 to 1962.

Raul Calfat. Mr. Calfat has been a Director of the Company since July 16, 2004. He has been executive Managing Director of Votorantim Investimentos Industriais S.A. since January of 2004 and Managing Director of all industrial business at Votorantim as from January 2006. Mr.Calfat was the President of the Pulp and Paper Association of São Paulo from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004.

Álvaro Luis Veloso. Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Business Development Officer of Votorantim Investimentos Industriais S.A. on March 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Executive Officer of Votorantim Metais from May 2002 to June 2004.

Nelson Koichi Shimada. Mr. Shimada was an alternate member of the Company’s Board of Directors from April 2002 to April 2004, when he was elected member of the board. He has been working for Votorantim Participações S.A. since 1989. At present, he is a Vice President of VBC, executive Managing director of Votorantim International do Brasil, Director of Votorantim Participações S.A. and Board member of CPFL - Cia. Paulista de Força e Luz.

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

Carlos Augusto Lira Aguiar. Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with our operations department.

João Felipe Carsalade. Mr. Carsalade has been an Officer of the Company since September 6, 1993. Since 1976, Mr. Carsalade has held various managerial positions with our commercial department.

Walter Lídio Nunes. Mr. Nunes has been an Officer of the Company since May 27, 1998. Since 1977, Mr. Nunes has held various managerial positions with our industrial department.

Isac Roffé Zagury. Mr. Zagury was elected a member of the Company’s board of executive officers on June 6, 2003. Prior to that, he worked for 26 years at BNDES in various positions. Since 2000, he was acting as an officer of BNDES.

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

At the annual shareholders’ meeting held on April 28, 2006, our shareholders decided to appoint, for the fiscal year ending on December 31, 2006, the members of our fiscal committee and their respective alternates as set forth  below. These members shall serve until the annual shareholders’ meeting to be held by April 30, 2007 at the latest:

Name	Position
Wagner Braz	Member
Sheila Periard Henrique Silva	Alternate
Fernando Octávio Martins Alves	Member
Jorge Juliano de Oliveira	Alternate
José Gilberto Jaloretto	Member
Mauro José Periotto	Alternate

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on June 3, 2005. It complies with all of such requirements and provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee will recommend the appointment of our independent auditors to our board of directors and review the compensation of, and coordinate with, our independent auditors. The audit committee also will evaluate the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a term of office coincident with that of the board of directors. The current members of our audit committee are Isac Selim Sutton, Álvaro Luiz Veloso and Mauro Agonilha. All members of the audit committee satisfy the audit committee membership independence requirements established under rules of the SEC. The board of directors has determined that Álvaro Luis Veloso is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Bibliographical Information

Isaac Selim Sutton. Mr. Sutton is a non-executive Superintendent of Safra Corretora de Valores Cambiais Ltda., Safra Leasing S/A - Arrendamento Mercantil and Banco Safra S.A.. He has been a member of the Board of Directors for several years and of the Audit Committee of the Company since 1997. He is currently an alternate member to the Chairman of our Board. He is also a member of the Board of Directors of TIM Participações S.A. and Bardella S.A. Indústrias Mecânicas. He was a member of the Board of Directors of Telenorte Celular S.A., Gevisa S.A. and Celma S.A and a member of the Fiscal Committee of TIM Sul S.A., Têxtil Renaux S.A. and TIM Nordeste S.A.. He also held executive positions in Grupo UNIGEL, Cosmoquímica and Dow Química.

Álvaro Luis Veloso. Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Business Development Officer of Votorantim Investimentos Industriais S.A. on March 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Executive Officer of Votorantim Metais from May 2002 to June 2004.

Mauro Agonilha is alternate member of Aracruz Board of Directors and member of the Audit Committee since October 20, 2005. Mr. Agonilha is also an alternate Board member of  E-Bit Tecnologia em Marketing S.A. and Officer of the following companies: Brasil Warrant Administração de Bens e Empresas Ltda., BWU Comércio e Entretenimento Ltda., Caminho Editorial Ltda.,Cambuhy Agrícola Ltda., Cambuhy Comercial, Representações e Participações Ltda., Consórcio Unibanco - BW, Imopar Participações Imobiliárias Ltda.,Itaparica S.A. - Empreendimentos Turísticos,Gardênia Sul Representação e Participações Ltda., Marília Investimentos Ltd., MPC Participações S.A., MPC Representação e Participações S.A.,Rima Participações S.A.,Rima Representação e Participações S.A., Rosefield Finance Ltd., Santana Investimentos Ltda., Santo Aleixo Empreendimentos Agropecuários Ltda., São Carlos Representação e Participações Ltda., São Gregório Representação e Participações Ltda., São Leonardo Representação e Participações Ltda., São Teofilo Representação e Participações S/A., Unicorp Administração de Bens e Empresas Ltda., Unicorp International Finance Corporation. He is Bachelor in Accounting by Faculdades Metropolitanas Unidas (FMU) — Brazil and Master in Business Administration by University of Chicago — USA.

B.                                    Compensation

For the year ended December 31, 2005, the aggregate compensation of all of our directors and officers was approximately US$3.3 million, which includes bonuses in the aggregate amount of US$0.7 million. In addition, for 2005, we paid an aggregate of approximately US$0.08 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2004, the aggregate compensation of all of our directors and officers was approximately US$4.1 million, which includes bonuses in the aggregate amount of US$2.2 million. In addition, for 2004, we paid an aggregate of approximately US$0.06 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2003, the aggregate compensation of all of our directors and officers was approximately US$1.8 million, which includes bonuses in the aggregate amount of US$0.3 million. In addition, for 2003, we paid an aggregate of approximately US$0.08 million into our pension plan on behalf of our directors and officers.

C.                                    Board Practices

Our board of directors (i.e., Conselho de Administração), which may consist of no fewer than nine and no more than twelve members (each, a director), is responsible for, among other things, establishing our general business policies. Our board of directors is currently comprised of ten members and ten alternates. Seven of our current board members and six of our current alternates were elected for a term of three years by the shareholders at the annual shareholders’ meeting held on April 29, 2004. Between this date and April 29, 2005 three board members resigned and were replaced by decision of the Board of Director, pursuant to Law 6.404/76 and the Company’s by-laws. The annual shareholders ‘ meeting held on April 29, 2005 elected the substitute board members to complete the term of office of the resignees. On June 13, October 20 and November 1, 2005 three of our alternate board members resigned, being that one of them was replaced by decision of the Board of Director, pursuant to Law 6.404/76 and the Company’s by-laws, the two other members were elected to complete the term of office of the resignees in the annual shareholders’ meeting held on April 28, 2006. The term of office of the current board of directors will end on the date of the ordinary shareholders’ meeting to take place in 2007. Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

Our board of executive officers (i.e., Diretoria), which may consist of no fewer than two and no more than eight officers (each, an officer), is responsible for our day-to-day management. The executive officers are elected by the board of directors for a term of three years. The term of office of each officer will end on July 24, 2006.

Compensation Committee

We have an ad hoc compensation committee, formed by three members, the purpose of which is to decide on various matters regarding the compensation of our officers and directors. The current members of the compensation committee are Luiz Aranha Correa do Lago, Isaac Selim Sutton and Gilberto Lara Nogueira. The members of the compensation committee do not receive compensation.

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

•                  two attorneys-in fact, subject to certain limitations.

There are no age limit requirements for retirement of the members of our board of directors. There are no provisions in our by-laws regarding reelection of directors in staggered intervals.

D.                                    Employees

The Company generated 10,237 direct jobs in 2005, of which 7,988 are employees of contractors of the Company that render services to us on a permanent basis.

The Company itself employed a total of 2,249 people at December 31, 2005, compared to 2,287 people at December 31, 2004. For the years ended December 31, 2005 and 2004, 76% of our workforce was directly involved in the production process, 3% were engaged in research and development and 21% were administrative employees. As of December 31, 2005, 57% of our employees were employed at the Barra do Riacho Unit, 21% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 19% were employed at the forest sites in Conceição da Barra (Espirito Santo State) and Posto da Mata (Bahia State) and 1% at our offices outside Brazil. For the year ended December 31, 2004, 54% of our employees were employed at the Barra do Riacho Unit, 20% were employed at the Guaíba Unit, 2% were employed at the offices in the city of Rio de Janeiro, 23% were employed at the forest sites in Conceição da Barra (Espirito Santo State) and Posto da Mata (Bahia State) and 1% at our offices outside Brazil.

As of December 31, 2005 our employees` average age was 38 years of age and 51% of them were educated at least to the High School level, 89% were male and 11% were female. From the total of our employees at that date, 77% were born in the States Espírito Santo, Rio Grande do Sul and Bahia, areas were our industrial plants and forestry production are located. All of our employees are subject to collective bargaining agreements with eight unions. Each collective bargaining agreement is renegotiated annually between October and November. The agreements currently in effect will expire in September and October 2006.

In December 1994, the Executive Branch of the Brazilian government issued a provisional measure, which was converted into Law No. 10,101 of December 19, 2000 giving employees the right to receive a bonus based on certain operating results of their employer, as such right is contemplated in the Brazilian Constitution. The law provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods. Pursuant to such legislation, since 1995 the Company and its employees’ labor unions have negotiated the terms of two different bonus plans on an annual basis, one for the Company’s management and another for non-management employees, which plans meet the requirements of the provisional measure. Any bonus to be paid under either of the plans is based on the Company reaching certain operating targets and financial results. The total amount paid by the Company under these bonus plans in 2005, referring to year 2004, amounted to US$6.8 million. We provide certain social benefits to our employees, including funds to operate a school and programs on opportunities for young professionals, voluntary work in communities and improvement on overall quality of life. We contribute, jointly with the employees, to an employee pension fund, most of the trustees of which are also our officers.

E.                                      Share Ownership

As of December 31, 2005, the members of our board of directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our board of directors or our officers holds any options to purchase our common shares or preferred shares. See “Item 7A. Major Shareholders.”

 The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of May 31, 2006:

	Number of Common Shares	Number of Preferred Shares	Total	% of the total shares outstanding
Board of Directors
Carlos Alberto Vieira	1,000	—	1,000	0.00
Ernane Galvêas	91	5,800	5.891	0.00
João Carlos Chede	659		659
Luiz Aranha Corrêa do Lago	7	—	7	0.00
Eliezer Batista da Silva	13	—	13	0.00
Haakon Lorentzen	10	—	10	0.00
Raul Calfat	—	501	501	0.00
Álvaro Luiz Veloso	—	1	1	0.00
Nelson Koichi Shimada	—	1	1	0.00
Sandra Meira Starling	—	1	1	0.00
Executive Officers
Carlos Augusto Lira Aguiar	—	10,599	10,599	0.00
João Felipe Carsalade	—	—	—	0.00
Walter Lídio Nunes	—	—	—	0.00
Isac Roffé Zagury	—	—	—	0.00

Total	1,780	16,903	18,683	0.00

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

The following table sets forth the amount and percentage ownership at May 31, 2006 of each shareholder known to us to own more than 5% of each class of our capital stock and our officers and directors as a group:

	Share Ownership at May 31, 2006
	Common Stock		Class A Stock(1)		Class B Stock
	Shares	%	Shares	%	Shares	%
	(in millions of shares, except percentages)
Newark Finance Inc.(2)	127.5	28.0%	—	0.0%	—	0.0%
Arapar S.A.(3)(4)	127.5	28.0	—	0.0	—	0.0
Arainvest Participações S/A (5)	127.5	28.0	27.7	72.9
Treasure Hold Investments					57.9	10.8
BNDES Participações S.A.(6)	56.9	12.5	10.0	26.3	30.0	5.6
Others	15.5	3.4	0.28	0.7	449.43	83.6
Total	455.4	100.0%	38.1	100.0%	539.1	100.0%

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

(4) Including 11.960 shares of Common Stock held by Lorentzen Empreendimentos S.A.

(5) On April 22, 2004 127,506,457 shares of Common Stock held by Sociedade de Empreendimentos, Publicidade e Participação S.A - SODEPA were transferred to its affiliate Arainvest Participações S.A.

(6) A wholly owned subsidiary of BNDES.

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

B.                                    Related Party Transactions

BNDES Loan Agreements

BNDES is our principal lender. As of December 31, 2005, we had outstanding loans with BNDES with an aggregate principal amount outstanding of approximately R$617.5 million (equivalent to US$264.8 million) (the “BNDES Debt”), which represented approximately 20% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 4.5% per annum. The TJLP is determined based on a mix of the long-term local and foreign debt instruments issued by the government. The rate is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 8.51% to 9.81% per annum. In 2005 we paid an amount of US$27.1 million in financial expenses of BNDES debt, which also represented 20% of our total consolidated financial expenses.

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

Other Matters

Companhia de Navegação Norsul, or Norsul, a company indirectly controlled by Mr. Erling Sven Lorentzen, the former chairman of our board of directors and a shareholder of Arapar S.A., one of the Principal Shareholders, entered into a joint service agreement with Gearbulk AG, Baar, Switzerland, which expired on December 31, 2005, pursuant to which Norsul and Gearbulk shipped pulp for us to Northern Europe. In 2004 and 2005, Norsul and Gearbulk shipped approximately 775,000 and 967,000 tons of pulp to us, representing approximately 32% and 38% of our export sales, respectively. In January 2004, Norsul sold its Open Hatch Division to Gearbulk, transferring all its rights under the said agreement to Gearbulk.

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

ITEM 8.               FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data” and “Item 19. Exhibits.”

Export Sales

During 2005, we produced approximately 2,786,000 tons, including Veracel, of bleached eucalyptus pulp. Pulp sales in 2005 were approximately 2,605,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume. During 2004, we produced approximately 2,497,000 tons of bleached eucalyptus pulp. Pulp sales in 2004 were approximately 2,450,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume. During 2003, we produced approximately 2,250,000 tons of bleached eucalyptus pulp. Pulp sales in 2003 were approximately 2,149,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume. See “Item 4B. Business Overview—General.”

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

As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees and their labor unions. Among these, some suits claimed additional compensation for alleged hazardous work conditions. In 1995, we received an unfavorable decision with respect to the first of these claims to be decided. We have established what we consider to be an adequate reserve on our books to cover these claims. In December 2001, we and our employees and their union settled two of the six claims for an amount of US$6.7 million, which amount has been paid by us in January 2002. Accordingly, we reduced proportionately the reserve we have established with respect to these claims. We are also a party to approximately 1.238 other legal actions relating primarily to labor claims by former employees. In 2005, we have recorded additional provisions in the amount of approximately R$ 6.3 million (US$4.3 million) and have also deposited approximately R$ 3.2 million (US$1.4 million) in judicial deposits with respect to such actions.

In October 1993, the Brazilian Federal Prosecutor brought a suit against us, the State of Espírito Santo and IBAMA (the Brazilian environmental protection agency) to halt all activities of the Forestry Partners Program, and to seek damages on the grounds that the program did not follow certain prescribed environmental procedures. We have been allowed, pursuant to an interim judicial decision, to continue the program with respect to areas other than native forest and areas cultivated with other plantings. In May 2000, the federal local court promulgated a Term of Settlement signed by and among the parties involved, extinguishing this suit and keeping in full effect the terms of the Forestry Partners Program. Such Term of Settlement was complied with by us its entirety and, being so, we required to the federal local court the issuance of the acquaintance term.

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

In January 1997, the National Indian Foundation, or FUNAI, the Brazilian government agency responsible for Indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring Indian reservations encompassing the Indian communities of Pau Brasil, Caieiras Velhas and Comboios. In January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation. In March 1998, the Ministry of Justice issued Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the Indian reservation by 2,571 hectares of land belonging to us. In April and June 1998, we signed two Terms of Settlement with the Indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which: (i) the Indians recognized the legitimacy of Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount of approximately R$13.5 million (equivalent to US$ 5.7 million at December 31, 2005), over a 20-year period. The financial aid program is subject to the performance by the Indian communities of the following main obligations: (a) the formation of an association to receive the funds; (b) the delivery to us of a proposed allocation of funds approved by two representatives of each Indian village, by the association’s board, by FUNAI and by the Brazilian Federal Prosecutor, or BFP; (c) the use of the funds exclusively in projects which guarantee the subsistence of all members of the communities, such use of the funds to be monitored by a commission formed by FUNAI and Indian community members not affiliated with the Association’s board and to be reviewed by FUNAI and the BFP; (d) the observance of agreed boundaries; and (e) the guarantee of our right to use the existing roads in the enlarged areas object of the reservation. Despite the fact that the Terms of Settlement were in force, on May 17, 2005, Indians from the state of Espírito Santo invaded areas owned by the Company, cutting down and expropriating trees that were still in a stage of growth. In continuation of the hostility acts they have also invaded the industrial premises of the Company in October 2005, where they stayed during almost 24 (twenty four) hours. The Company petitioned the federal courts to ensure that possession of the invaded land be returned to it. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, the Indians would still, as of the end of May 31, 2006, occupy approximately 11,000.00 hectares of land to which the Company is legally entitled. In view of the invasion of its property, the Company notified the National Indian Foundation (FUNAI), the Indian communities’ representatives and the Federal Public Prosecutor (Ministério Público), declaring the invasion to be a violation of the Terms of Settlement and thus the Company suspended compliance with its obligations thereunder. In its notification, the Company stated that once the hostility has ended, it will not shirk from any dialogue designed to reestablish the original conditions of the Terms of Settlement. As of December 31, 2005, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations approximately R$ 9.8 million — equivalent to US$ 4.4 million (R$ 8.8 million — equivalent to US$ 4.0 million up to December 31, 2004) under the Terms of Settlement. On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reservations by approximately 11,000.00 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company will timely present its challenge of those Dispatches. The Company will not suffer any significant impact on its business should the supply of timber from those lands be hampered by this demand.

In March 1997, we received assessment notices from the Brazilian Social Security Institute (Instituto Nacional de Seguridade Social—INSS) demanding payment of social contributions over housing allowances paid to certain employees. We brought several lawsuits before local federal courts contesting such assessment notices and, at December 31, 2005, we have placed approximately US$7.3 million in an escrow account to guarantee the payment of such social contributions in the event we lose these lawsuits. These suits are still pending.

We are contesting in local federal courts changes in the rates and rules for the calculation of certain social contributions (Programa de Integração Social—PIS and Contribuição para Financiamento da Seguridade Social— COFINS) determined by Law No. 9,718/98. Our provision with respect to such legal actions equaled approximately US$63.5 million as of December 31, 2005. We believe this provision is sufficient to cover any possible losses in connection with this action.

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 74.4 million as of December 31, 2005 (US$ 54.7 million to December 2004). We believe this provision is sufficient to cover any possible losses in connection with this action.

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

The Company’s operations are located within the geographic area of the Agência de Desenvolvimento do Nordeste (Northeast Development Agency, or “ADENE”) and the pulp and paper sector is considered by the Brazilian Federal Government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied for and was awarded the right to a reduction in income taxes payable on its operating profits. The tax benefit was authorized by ADENE and subsequently confirmed by the Revenue Service in December 2002. On January 9, 2004, the Company was notified by ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Regional Integration Ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive. Based on the advice of external legal counsel, the Company’s management believes that such decision is not correct. Also, based on the advice of external legal counsel, management believes that ADENE’s decision should not affect the benefits already recorded in 2003 and 2004, in the amounts of US$ 50.8 million and US$ 17.5 million, respectively, as they were duly recognized under the then-existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the years ended December 31, 2003 and December 31, 2004. In addition, the Company has filed a lawsuit in federal courts challenging the legality of such reversal. In a preliminary decision, the effects of the tax benefit revocation have been suspended. After being notified of the court decision, ADENE cancelled its own tax benefit revocation and started an administrative procedure to examine the matter, during which the Company had the opportunity to present its arguments. On December 22, 2004 ADENE issued a final decision confirming the cancellation of the assessments (laudos constitutivos) issued by it, which decision has been challenged by the Company in Court. In August 2005, the Company has been granted a provisional measure, aiming to confirm the validity of the assessments issued by ADENE. The injuctions granted to the companies that had their tax benefits revoked, including the Company’s provisional measure, were suspended at ADENE’s request in a proper legal action. The Company appealed that decision, which appeal is still pending judgment. Notwithstanding, in March 2006 the legal action where the Company challenges the validity of the assessments issued by ADENE was dismissed in first instance. The Company’s appeal of such decision suspended the effects of the first instance decision and is still pending judgment. The Federal Accountability Tribunal (Tribunal de Contas da União), in a proper administrative procedure, determined to the Federal Revenue Service the cancellation of the tax benefits granted to the companies located in the south of the State Espírito Santo. The Company appealed such decision in

November 2005 and awaits judgment. In December 2005 the Company was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interests, in the total amount of R$ 211million and timely presented its defense. Based on counsel’s opinion the Company believes that the tax incentive is still valid and has not been revoked. However, in a conservative approach the Company’s management decided to suspend the use of the tax incentive from January 2005 on. Also based on counsel’s opinions, the Company believes that its right to the tax benefit already used will be upheld, either by an administrative or court decision. However, there is no assurance that the tax benefit will be updated or made available in the future.

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million. In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended.

Also on June 29, 2005, the Company received a tax assessment relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The existing provision at December 31, 2005 is US$ 45.9 million, which we believe is sufficient to cover any possible losses in connection with this proceeding. The Company has a judicial decision suspending the limitation on the use of tax losses to settle tax payables.

On April 13, 2006 the Brazilian Institute for Colonization and Land Reform, or INCRA, published a Public Note (Edital) informing that the Technical Identification Report issued by a Commission set up by INCRA in April 2005 concluded that approximately 9,500 hectares of land located in the Municipality of Conceição da Barra, state of Espírito Santo, are considered the territory of the Comunidade Quilombola de Linharinho (black community of Linharinho). From that total area, approximately 8,500 hectares are the legitimate property and possession of the Company. On April 19, 2006 INCRA notified the Company of the existence of its property surrounding the area whose title and possession is intended to be granted to the said black community. The Company will timely present its defense, challenging the Public Note and is confident in the strength of its rights.

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

Calculation of Adjusted Net Income

Brazilian corporate law requires that 5% of a company’s annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, Brazilian corporate law provides that the “capital” of a company is equal to the aggregate paid-in capital upon the subscription of such company’s capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2005 was approximately R$281 million (equivalent to US$120.1 million), or 15% of our capital.

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

Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the board of directors and require approval by the vote of holders of common stock. Our board of directors has adopted a policy pursuant to which any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by the board of directors. There can be no assurance that there will be any adjusted net income or that dividends in excess of the statutory minimum will be paid nor is there any legal or other requirement to such effect. In the event that the board of directors elects to pay interim dividends or interest on shareholders equity in any year, such interim dividends or interests will count toward the calculation of the Mandatory Dividend for such year. Generally, dividends are payable to persons who are shareholders of record on the date on which dividends are declared. We are not required by law to monetarily correct dividends for inflation occurring during the period from the date such dividends are declared to the date they are paid.

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

History of Dividend Payments

The following table sets forth the dividends paid by us to holders of our capital stock since 2000. The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.

Years	Common Stock	Class A Stock	Class B Stock
		(in U.S. dollars per share)
2001(2)	0.06	0.06	0.06
2002(3)	0.07	0.08	0.08
2003(4)	0.10	0.11	0.11
2004(5)	0.11	0.12	0.12
2004(6)	0.08	0.09	0.09
2005(6)	0.05	0.06	0.06
2005(7)	0.12	0.13	0.13

(1) Including dividend declared on March 30, 2001 and paid on April 12, 2001.

(2) Including dividend declared on April 30, 2002 and paid on May 13, 2002.

(3) Including dividend declared on April 29, 2003 and paid on May 15, 2003.

(4) Including dividend declared on April 29, 2004 and paid on May 14, 2004.

(5) Including the interest on stockholders’ equity declared on October 19, 2004 and November 16, 2004 and paid on November 11, 2004 and December 10, 2004, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2004, which were declared on April 29, 2005

(6) Including the dividend declared on April 29, 2005 and paid on May 09, 2005.

(7) Including the interest on stockholders’ equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005 and paid on May 13, 2005, June 13, 2005, July 13, 2005 and January 13, 2006, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2005, which were declared on April 28, 2006 and paid on May 13, 2006.

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

	Nominal reais per Share of Class B Stock		U.S. dollars per ADS (1)
	São Paulo Stock Exchange		NYSE
	High	Low	High	Low
2001:
Annual	R$5.83	R$3.11	US$20.07	US$12.35
2002:
Annual	R$7.18	R$4.62	US$22.74	US$14.05
2003:
Annual	R$10.42	R$5.43	US$35.89	US$18.30
2004:
Annual	R$11,444	R$8,75	US$39,61	US$28,36
2005:
First Quarter	R$11.00	R$8.90	US$40.81	US$32.75
Second Quarter	R$9.80	R$7.32	US$36.60	US$29.60
Third Quarter	R$9.38	R$7.83	US$40.95	US$33.05
Fourth Quarter	R$9.57	R$7.90	US$41.23	US$35.60
Annual	R$11.00	R$7.32	US$41.23	US$29.60
Share price for the most recent six months:
December, 2005	R$9,57	R$8,55	US$41.23	US$38.95
January, 2006	R$9,49	R$8,60	US$41.51	US$38.81
February, 2006	R$10,57	R$8,47	US$49.85	US$38.85
March, 2006	R$11,67	R$9,68	US$53.20	US$46.09
April, 2006	R$12,18	R$10,61	US$57.28	US$50.09
May, 2006	R$12,78	R$10,65	US$62.00	US$45,23

(1) All information on a per ADS basis for the indicated period has been adjusted to reflect the ADS Ratio Change, pursuant to which each ADS represents ten shares of Class B Stock. Source: Bloomberg

The closing sales price for the Class B Stock on the São Paulo Stock Exchange as of the close of business on December 31, 2005 was R$9.30 per share, which is equivalent to US$39.70 per ADS, translated at a rate of R$2.3407 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on December 31, 2005 was US$40.01 per ADS. On May 31, 2006, the closing sale price for the Class B Stock on the São Paulo Stock Exchange was R$11.60 per share, equivalent to US$5.04 per ADS translated at  the exchange rate of R$2.3005 per US$1.00, the commercial market selling rate on such date.

As of December 31, 2005, an aggregate of 337,428,632 shares of Class B Stock, or an aggregate of approximately 62.8% of the outstanding Class B Stock, was held in the form of ADSs. As of June 9, 2006, there were approximately 6,246 U.S. beneficial owners of the ADSs (based on their addresses only), representing  12,726,029 ADSs or 127,260,290 shares of Class B Stock.

To take advantage of the market price of our stock, we engaged in a stock buy-back program in 2000, in 2002 and in 2003 which was subject to the limitations set forth in the Brazilian corporate law and CVM regulations. The total number of shares of Class B Stock bought back by us under those programs was 17,095,000 shares,  1,374,000 shares and 4,000 shares, respectively, for a total cost of approximately US$22.7 million, US$2.2 million and US$ 3 thousand, respectively. We did not buy back any shares during 2004. In June 2005 we engaged in another stock buy-back program, valid until June 2006, under which we are authorized to trade up to 15,000,000 preferred Class “B” shares, subject to the limitations set forth in the Brazilian corporate law and CVM regulations. The purpose of the transaction is to maintain the shares in treasury, until their subsequent sale and/or cancellation. Under the current program, the Company bought back 105,200 shares of Class B Stock, for a total cost of US$351 thousand, bringing the total number of Class B shares in Treasury to 1,483,200.

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

As of December 31, 2005, the São Paulo Stock Exchange had an aggregate market capitalization of approximately US$482 billion and an average daily trading volume of approximately US$667 million for the year 2005. In comparison, the NYSE had a market capitalization of approximately US$21.4 trillion as of December 31, 2005. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2005, we accounted for approximately 0.95% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

There is a significantly large concentration in the Brazilian securities markets. As of December 31, 2005, the five most actively traded shares represented approximately 34.0% of the total volume of shares traded on the São Paulo Stock Exchange.

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

C.                                    Material Contracts

At December 31, 2005, we did not have any material contracts.

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

The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. Any gain or loss realized on a conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of the current foreign tax credit limitation rules. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.”  A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisers to determine whether and to what extent you would be entitled to this credit. You should consult your tax adviser with respect to the determination of the foreign tax credit limitation, as the relevant rules are complex and are scheduled to change in future years. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign incme taxes paid or accrued in the same taxable year. A dividend will not be eligible for the corporate dividends received deduction.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR in a taxable year beginning before January 1, 2009 (or January 1, 2011 if certain pending tax legislation is enacted) will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company’s audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2004 or 2005 taxable year. The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADRs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2009 (or January 1, 2011 if certain pending tax legislation is enacted) is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company’s audited financial statements and relevant market and shareholder data, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2004 or 2005 taxable year. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, it is possible that the Company will become a PFIC for any future taxable year.

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

If the Company is treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations - Taxation of Dividends” and “U.S. Federal Income Tax Considerations - Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the next two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of a Preferred ADR and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the Preferred ADR exceed 125% of the average annual taxable distributions that the U.S. holder received on the Preferred ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the Preferred ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the Preferred ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income and (iii) the amount allocated to each of those years, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. holder who owns a Preferred ADR during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

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

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADR to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the rate of 28% unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our principal office at Av. Brigadeiro Faria Lima 2.277, 4th floor, 01452-000 São Paulo, State of São Paulo, Brazil, or at our website: www.aracruz.com.br. Information contained in our website is not part of this annual report.

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

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As an exporter, we consider the U.S. dollar as our functional currency. We are exposed to various market risks, particularly the variation of the U.S. dollar against the real and interest rate variation (fixed, floating and U.S. dollar-indexed).

Financial strategy meetings are held as frequently as necessary, by management and Board representatives, where macroeconomic factors and trends and their implications on the Company’s cash investments and financial decisions are discussed. During such meetings financial matters are decided in accordance with the directives set by the board of directors and with corporate policies.

We have guaranteed debt with BNDES loans and secured debt related to our securitization program at the end of 2005. See “Item 5. Liquidity and Capital Resources” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Exchange Rate Sensitivity

In accordance to the financial policies, balance sheet currency exposure to exchange rate fluctuations was substantially protected at the end of 2005 according to U.S. GAAP rules.

The table below sets forth the assets and liabilities for the year 2005 in terms of currency denomination:

		Denomination
	Total Year Ended December 31, 2005	real-denominated	U.S. dollar- denominated
		(in US$ millions)
Assets:	3,764.0	657.0	3,107.0
Current Assets	1,094.8	629.5	465.3
Long-Term Assets	94.7	27.5	67.2
Permanent Assets	2,574.5	0.0	2,574.5

Liabilities:	3,764.0	604.0	3,160.0
Current Liabilities	485.2	191.2	294.0
Long-Term Liabilities	1,314.4	412.8	901.6
Stockholders’ Equity	1,964.3	0.0	1,964.3

As a result of our exposure to exchange rate fluctuation, the gain and loss on currency remeasurement at the end of 2005 (after the local currency devaluation) was a net gain of US$21.4 million.

Having our revenues substantially dollar-denominated and our costs and expenses mostly local currency denominated, we highly benefit from local currency devaluation on an ongoing basis, significantly improving our margins and cash generation. See “Item 5A. Operating Results. Interest Rate Sensitivity and Sensitivity to Inflation Rates.”

As a manner to estimate the impact of the variation of the exchange rate over our financial statements, we adopted as parameter the hypothetical variation on the exchange rate 10% higher and 10% lower than the monthly levels verified during 2005 and concluded that the impacts over our financial statements would be of approximately US$50 million, for each case.

As of December 31, 2005, approximately 17.4% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP is generally higher, i.e., the nominal rates include an inflation factor. In 2005, the TJLP was 9.75%. In 2004, the TJLP ranged from ranged from 9.75% to 10%. In 2003, the TJLP ranged from 11% to 12% for the year. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 4.5% per annum. See “Item 5B. Liquidity and Capital Resources” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for the years 2006 through 2016.

Denomination	Interest rate	2006	2007	2008	2009	2010-1016	Total
Local currency	TJLP (1)	51.8	51.2	49.7	25.4	46.3	224.4
	Fixed	2.2	0	0	0	0	2.2
	Foreign currency basket(2)	8.3	8.3	8.9	5.5	9.3	40.3
Foreign currency	Fixed	215.5	144.9	144.9	103.3	185.6	794.2
	LIBOR	14.2	30.2	16.7	6.7	173.3	241.1
Total per year		256.8	336.8	264.9	364.2	1,367.7	1,302.3

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

During 2005 the Company has recognized, as financial income, gains of US$ 29.2 million (2004 - US$ 4.8 million) related to future dollar contracts registered in BM&F - Brazilian Mercantile & Futures Exchange and NDF - Non Deliverable Forward. These operations are marked to market on a daily basis and as of December 31, 2005 outstanding contracts amounted US$4 million (as of December 31, 2004 there was no outstanding contracts).

Interest rate sensitivity

The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2005 the Company had no outstanding interest rate swap contracts.

As a manner to estimate the impact of the variation of the interest rate over our financial statements, we adopted as parameter the hypothetical variation on the interest rate 1% higher and 1% lower than the medium levels verified during 2005 and concluded that the impacts over our financial statements would be of approximately US$17 million, for each case.

Commodity Price Sensitivity

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company does not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices. However, it seeks to minimize these risks through efficient operating and inventory management procedures.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.            CONTROLS AND PROCEDURES

Our chief executive officer and our acting chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-14(c)) have concluded that our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts were being prepared. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

 B. Management’s annual report on internal control over financial reporting

Not applicable.

C. Attestation report of the registered public accounting firm

Not applicable.

D. Changes in internal control over financial reporting

There were no changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

In preparation for the adoption of Section 404 of the Sarbanes-Oxley Act of 2002 by all Foreign Private Issuers by June 30, 2007 management has initiated a detailed evaluation of existing internal controls against Section 404 requirements. Management will allocate the necessary resources and initiate required actions to redress any possible Section 404 weaknesses prior to that date.

ITEM 16.            RESERVED

Item 16A. Audit committee financial expert

The Board of Directors of the Company has determined that Mr. Álvaro Luis Veloso, a member of its Board of Directors and of its Audit Commmittee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

Item 16B. Code of Ethics

We have adopted a Code of Ethics (called “Código de Conduta”) that applies to all of the Company’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller. The English version of the Code can be downloaded at our website (www.aracruz.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. .If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2005, no such amendment was made or waiver granted.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Pricewaterhouse Coopers Auditores Independentes during the fiscal years ended December 31, 2003 and Deloitte Touche Tohmatsu Auditores independentes, during the fiscal years ended December 31, 2004 and 2005, respectively:

	2003 (in US$)	2004 (in US$)	2005 (in US$)
Audit services fees	149,597	161,291	300,768

Other accounting services fees	64,766	34,455	32,999

Non-audit services fees	—	—	—

Total	214,363	195,746	333,767

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

Due to the mandatory rotation of audit firms as determined by Brazilian Securities Commission - CVM to public companies in Brazil, the Company has appointed Deloitte Touche Tohmatsu as its Registered Public Accounting Firm as from the fiscal year 2004 and 2005.

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

Item 16D. Exemptions from the listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company shows below the purchases of equity securities by it and its affiliates, as of May 31, 2006:

Year	Total number of Class B Stock	Total Cost
2000	17,095,000	US$22.7 million
2001	—	—
2002	1,374,000	US$2.2 million
2003	4,000	US$3 thousand
2004	—	—
2005	105,200	US$351 thousand

PART III

ITEM 17.            FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.            FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm Deloitte, Touche Tohmatsu Auditores Independentes (2005 and 2004)
Report of Independent Registered Public Accounting Firm Price WaterhouseCoopers Auditores, Independentes (2003)
Consolidated balance sheets at December 31, 2005 and 2004
Consolidated statements of income for each of the three years in the period ended on December 31, 2005
Consolidated statements of cash flows for each of the three years in the period ended on December 31, 2005
Consolidated statements of changes in stockholder’s equity for each of the three years in the period ended December 31, 2005
Notes to consolidated financial statements

ITEM 19.            EXHIBITS

1.1

English translation of the Company’s by-laws (estatuto social). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) (File Nº. 5928007) filed on June 30, 2005.

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

4.3

Amended Shareholders’ Agreement, dated February 5, 2003, entered into among Arapar S.A. and Lorentzen Empreendimentos S.A. and Sodepa — Sociedade de Empreendimentos, Publicidade e Participações S.A.(a predecessor of Arainvest S.A.) (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on June 30, 2004.

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

ARACRUZ CELULOSE S.A.

	By:	/s/
		Name:	Carlos Augusto Lira Aguiar
		Title:	Chief Executive Officer

	By:	/s/
		Name:	Isac Roffé Zagury
		Title:	Chief Financial Officer

Date: June 19, 2006

CERTIFICATION

I, Carlos Augusto Lira Aguiar, Chief Executive Officer, certify that:

1.             I have reviewed this annual report on Form 20-F of Aracruz Celulose S.A.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.             The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)           Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the company’s internal control over financial reporting; and

5.             The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 19, 2006

/s/
Carlos Augusto Lira Aguiar Chief Executive Officer

A signed original of this written statement required by Section 302 has been provided to Aracruz Celulose S.A. and will be retained by Aracruz Celulose S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION

I, Isac Roffé Zagury, Chief Financial Officer, certify that:

1.             I have reviewed this annual report on Form 20-F of Aracruz Celulose S.A.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.             The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)           Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the company’s internal control over financial reporting; and

5.             The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 19, 2006

/s/
Isac Roffé Zagury Chief Financial Officer

A signed original of this written statement required by Section 302 has been provided to Aracruz Celulose S.A. and will be retained by Aracruz Celulose S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

INDEX TO FINANCIAL STATEMENTS

Reports of Independent Registered Public Accounting Firm Deloitte Touche Tohmatsu Auditores Independentes (2005 and 2004)
Report of Independent Registered Public Accounting Firm PriceWaterhouseCoopers Auditores Independentes (2003)
Consolidated balance sheets at December 31, 2005 and 2004
Consolidated statements of operations for each of the three years in the period ended December, 31 2005
Consolidated statements of cash flows for each of the three years in the period ended December, 2005
Consolidated statements of changes in stockholder’s equity for each of the three year in the period ended December 31, 2005
Notes to consolidated financial statements

Aracruz Celulose S.A.
Consolidated Financial Statements For
the Years ended December 31, 2005,
2004 and 2003 and Report of
Independent Registered Public
Accounting Firm

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Rio de Janeiro, Brazil

January 10, 2006 (except with respect to the matters discussed in Note 21 as to which the date is April 12, 2006)

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

In our opinion, the accompanying consolidated statements of income, of cash flows and of changes in stockholders’ equity, expressed in United States dollars, present fairly, in all material respects, the results of operations and cash flows of Aracruz Celulose S.A. and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for the opinion expressed above.

As mentioned in Note 4, on January 9, 2004, the Company was notified by Agência de Desenvolvimento do Nordeste  — ADENE (Northeast Development Agency), of its decision to cancel the fiscal benefits, consisting of reduction in income tax rates, to which the Company has so been entitled. Based on the advice of external legal counsels, Company’s management believes that this decision is not correct and, therefore, does not affect the benefits already recorded, as they were duly recognized under existing authorization. In addition, management will seek all available legal instruments to protect its rights and to revoke ADENE’s decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.

PricewaterhouseCoopers	Vitória, Brazil
Auditores Independentes	January 12, 2004

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

	December 31,
	2004	2005
Assets

Current assets
Cash and cash equivalents	36,474	34,114
Short-term investments	412,110	521,613
Accounts receivable, net	208,336	253,306
Inventories	126,220	173,873
Deferred income tax	9,853	14,439
Recoverable income and other taxes	36,984	89,727
Prepaid expenses and other current assets	3,136	7,733

	833,113	1,094,805

Property, plant and equipment, net	2,133,896	2,068,547

Investment in affiliated company	273,890	298,925
Goodwill	207,050	207,050

Other assets
Long-term investments	1,601	2,265
Advances to suppliers	50,685	64,343
Deposits for tax assessments	17,369	20,476
Recoverable income and other taxes	6,675	3,832
Other	5,379	3,762
	81,709	94,678

	3,529,658	3,764,005

Liabilities and stockholders’ equity

Current liabilities
Suppliers	52,869	84,839
Payroll and related charges	15,486	19,525
Income and other taxes	42,123	21,492
Current portion of long-term debt
Related party	51,567	59,130
Other	89,706	145,276
Short-term borrowings - export financing and other	3,767	80,496
Accrued finance charges	7,894	7,116
Interest payable on stockholders’ equity	10,433	65,947
Other accruals	961	1,344

	274,806	485,165

Long-term liabilities
Long-term debt
Related party	178,588	204,665
Other	1,044,140	805,620
Tax assessments and litigation contingencies	130,846	214,596
Deferred income tax, net	50,645	56,366
Suppliers	14,118	9,988
Other	21,928	22,851

	1,440,265	1,314,086
Contingencies and Commitments (Note 14 and 15)
Minority interest	300	331

Stockholders’ equity
Share capital-no-par-value shares authorized and issued Preferred stock
Class A-2004 and 2005–38,022,178 shares;	31,105	31,105
Class B-2004 and 2005–539,141,243 shares;	583,391	583,391
Common stock-2004 and 2005–455,390,699 shares	297,265	297,265
Treasury stock
Class B preferred stock–2004–1,378,000 2005–1,483,200 shares;
Common stock–2004 and 2005–483,114 shares	(2,288)	(2,639)

Total share capital	909,473	909,122

Appropriated retained earnings	619,527	1,012,799
Unappropriated retained earnings	285,287	42,502

	1,814,287	1,964,423

	3,529,658	3,764,005

Aracruz Celulose S.A.

Consolidated Statements of Operations

Expressed in thousands of United States dollars

(Except number of shares and per-share amounts)

	Year ended December 31,
	2003	2004	2005

Operating revenues

Sales of eucalyptus pulp
Domestic	42,401	66,083	62,019
Export	1,056,498	1,256,648	1,469,646

	1,098,899	1,322,731	1,531,665
Sales taxes and other deductions	(95,829)	(155,618)	(186,432)

Net operating revenues	1,003,070	1,167,113	1,345,233

Operating costs and expenses
Cost of sales	592,555	700,333	783,578
Selling	38,617	53,850	64,430
Administrative	22,762	31,072	33,820
Provision for loss on ICMS credit	23,178	22,859	7,440
Other, net	18,784	2,349	8,873

	695,896	810,463	898,141

Operating income	307,174	356,650	447,092

Non-operating (income) expenses
Financial income	(43,037)	(56,123)	(125,439)
Financial expenses	108,209	119,976	137,276
Gain on currency remeasurement, net	(41,955)	(16,197)	(21,386)
Other, net	(129)	(76)	(778)

	23,088	47,580	(10,327)

Income before income taxes. minority interest and equity in results of affiliated companies	284,086	309,070	457,419

Income tax expense
Current	106,549	42,746	71,086
Deferred	22,567	27,510	1,142

	129,116	70,256	72,228

Minority interest	(37)	(9)	(31)

Equity in results of affiliated companies	(6,844)	(11,568)	(44,062)

Net income	148,089	227,237	341,098

	Year ended December 31,
	2003	2004	2005

Basic and diluted earnings per share
Class A preferred stock	0.15	0.23	0.34
Class B preferred stock	0.15	0.23	0.34
Common stock	0.14	0.21	0.31

Weighted-average number of sharesoutstanding (thousands)

Class A preferred stock	39,819	38,074	38,022
Class B preferred stock	535,969	537,711	537,739
Common stock	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities
Net income	148,089	227,237	341,098
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	191,508	206,952	211,615
Equity in results of affiliated companies	6,844	11,568	44,062
Deferred income tax	22,567	27,510	1,142
Gain on currency remeasurement, net	(41,955)	(16,197)	(21,386)
Loss on sale of equipment	1,903	325	1,005
Loss on sale of investment		5,125
Decrease (increase) in assets
Accounts receivable, net	(24,199)	8,449	(58,514)
Inventories, net	(23,556)	1,082	(47,653)
Interest receivable on short-term investments	(15,540)	(81,639)	(45,206)
Recoverable income taxes	68,848	(18,904)	(45,170)
Other	(2,725)	(2,905)	(3,609)
Increase (decrease) in liabilities
Suppliers	(38,554)	(39,907)	26,825
Payroll and related charges	6,460	(1,420)	3,782
Income and other taxes and tax assessments and litigation contingencies	25,641	39,793	38,953
Accrued finance charges	(3,689)	1,714	(811)
Other	14,783	(1,296)	(391)

Net cash provided by operating activities	336,425	367,487	445,742

Cash flows from investing activities
Short-term investments:
Applications	(231,333)	(31,377)	(141,736)
Redemptions	306.527	18.623	143,750
Proceeds from sale of investment		17,276
Proceeds from sale of equipment	699	805	724
Investments in affiliate	(110,158)	(99,000)	(69,097)
Acquisition of Riocell (net of cash received)	(563,208)
Additions to property, plant and equipment	(118,663)	(94,541)	(147,884)

Net cash used in investing activities	(716,136)	(188,214)	(214,243)

	Year ended December 31,
	2003	2004	2005
Cash flows from financing activities
Short-term debt, net	104,486	(109,503)	86,962
Long-term debt
Issuances
Related parties			60,205
Other	612,512	362,488	25,000
Repayments
Related parties	(52,719)	(54,630)	(56,245)
Other	(133,080)	(211,881)	(209,319)
Treasury stock acquired	(3)		(351)
Dividends and Interest on Stockholders´ Equity paid	(109,310)	(198,668)	(139,420)

Net cash provided by (used in) financing activities	421,886	(212,194)	(233,168)

Effect of changes in exchange rates on cash and cash equivalents	(1,365)	3,111	(691)

Increase (decrease) in cash and cash equivalents	40,810	(29,810)	(2,360)

Cash and cash equivalents, beginning of year	25,474	66,284	36,474

Cash and cash equivalents, end of year	66,284	36,474	34,114

Supplementary cash flow information
Interest paid	64,828	138,011	80,919

Income taxes paid	2,186	9,340	95,359

Non-cash transaction:
Unpaid accrued dividends and interest on stockholders’ equity	509	10,433	65,947

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts)

	Year ended December 31,
	2003		2004		2005
	Shares	US$	Shares	US$	Shares	US$
Share Capital
Preferred stock — Class A
Balance, January 1	40,326,290	32,990	38,137,170	31,199	38,022,178	31,105
Conversion to Class B stock	(2,189,120)	(1,791)	(114,992)	(94)

Balance, December 31	38,137,170	31,199	38,022,178	31,105	38,022,178	31,105

Preferred stock — Class B
Balance, January 1	536,837,131	581,506	539,026,251	583,297	539,141,243	583,391
Conversion from Class A stock	2,189,120	1,791	114,992	94

Balance, December 31	539,026,251	583,297	539,141,243	583,391	539,141,243	583,391

Common stock
Balance, January 1 and December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265

Treasury stock
Balance, January 1 — Preferred and common stock	(1,857,114)	(2,285)	(1,861,114)	(2,288)	(1,861,114)	(2,288)
Treasury stock acquired — Class B Preferred stock	(4,000)	(3)			(105,200)	(351)

Balance, December 31	(1,861,114)	(2,288)	(1,861,114)	(2,288)	(1,966,314)	(2,639)

Total share capital	1,030,693,006	909,473	1,030,693,006	909,473	1,030,587,806	909,122

	Year ended December 31,
	2003		2004		2005
	Shares	US$	Shares	US$	Shares	US$

Balance brought forward	1,030,693,006	909,473	1,030,693,006	909,473	1,030,587,806	909,122

Appropriated Retained Earnings

Fiscal-incentive reserve
Balance, January 1				34,934		53,819
Transfer from unappropriated retained earnings		34,934		18,885		15,481

Balance, December 31		34,934		53,819		69,300

Investments reserve
Balance, January 1		81,520		240,509		482,013
Transfer from unappropriated retained earnings		158,989		241,504		341,421

Balance, December 31		240,509		482,013		823,434

Legal reserve
Balance, January 1		35,653		58,803		83,695
Transfer from unappropriated retained earnings		23,150		24,892		36,370

Balance, December 31		58,803		83,695		120,065

Total appropriated retained earnings		334,246		619,527		1,012,799

Balance carried forward	1,030,693,006	1,243,719	1,030,693,006	1,529,000	1,030,587,806	1,921,921

	Year ended December 31,
	2003		2004		2005
	Shares	US$	Shares	US$	Shares	US$

Balance brought forward	1,030,693,006	1,243,719	1,030,693,006	1,529,000	1,030,587,806	1,921,921

Unappropriated retained earnings
Balance, January 1		733,914		557,242		285,287
Net income		148,089		227,237		341,098
Cash dividends (per share: 2003 - US$0.11 to Class A preferred stock and US$0.09 to both Class B preferred and common stock; 2004 - US$0.12 to Class A preferred stock and US$0.11 to both Class B preferred and common stock; 2005 - US$0.06 to both Class A preferred and Class B preferred stock and US$0.05 to common stock)		(107,688)		(122,720)		(59,484)
Interest on Stockholders´ Equity (per share: 2003 - nil; 2004 - US$0.09 to both Class A and B preferred stock and US$0.08 to common stock; 2005 - US$0.13 to both Class A and B preferred stock and US$0.12 to common stock)				(91,191)		(131,127)
Transfer to reserves		(217,073)		(285,281)		(393,272)

Balance, December 31		557,242		285,287		42,502

Total stockholders’ equity	1,030,693,006	1,800,961	1,030,693,006	1,814,287	1,030,587,806	1.964.423

Comprehensive income is comprised as follows:
Net income		148,089		227,237		341,098

Total comprehensive income		148,089		227,237		341,098

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

1.             Summary of significant accounting policies

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

The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2005 was a net gain of US$ 21 million (US$ 16 million in 2004 and US$ 42 million in 2003). The exchange rates at December 31, 2005, 2004 and 2003 were, respectively: US$ 1: R$ 2.3407, R$ 2.6544 and R$ 2.8892.

Stockholders’ equity included in the consolidated financial statements presented herein differs from that included in the Company’s statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b)           Basis of consolidation

The financial statements of all majority-owned subsidiaries, Private Investment Fund as well as Special Purpose Entity, have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel — Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A.( partially sold in November 2004), Riocell Limited , Ara Pulp - Com. de Importação e Exportação, Unipessoal  Ltda. and Aracruz Hungary Trading, the Privates Investments Funds Pulp and Lyptus and the Special Purpose Entity Arcel Finance Limited (see Note 10).

(c)           Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and original maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

(d)           Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, short-term investments and trade accounts receivable.  The Company limits its credit and performance risk associated with cash and cash equivalents and short-term investments by placing its investments with highly rated financial institutions. An allowance for doubtful accounts is established to the extent the Company’s trade receivables are estimated not to be fully collectible.

The Company’s pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry’s worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e)           Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or market values. Cost is determined principally on the average-cost method. Cost is adjusted for slow-moving or obsolete inventories when considered appropriate.

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

(g)           Impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the years resulted in no impairment losses. The Goodwill registered in the Company’s financial statements mainly refers to the acquisition of Riocell.

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

(j)            Research and development

Expenditures for research and development were US$ 6.3 million, US$ 4.9 million and  US$ 3.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. All such costs are expensed as incurred.

(k)           Recoverability of long-lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. The Company has performed a review of its long-lived assets for all years presented and concluded that the recognition of an impairment charge was not required.

(l)            Advances to suppliers

Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistence or other assets that will be used to grow eucalyptus plants) to small private producers in the sates of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company receives all of the eucalyptus plants grown by these small private producers.

(m)          Employee retirement and post-employment benefits

The cost of the employee retirement benefits is accrued currently.  Employee postretirement and post-employment benefits as defined by SFAS 106 - “Employers’ Accounting for Postretirement Benefits other than Pensions” and SFAS 112 - “Employers’ Accounting for Post-employment Benefits”, respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. The costs of severance benefits are accrued on a monthly basis.

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

(r)           Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred income tax assets when management considers that realization is not reasonably assured.

(s)           Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2003, 2004 and 2005. See note 11.

(t)            Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”) requires that companies display changes in the equity of a business enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The Company has adopted SFAS 130 for all years presented and has included a comprehensive income statement as part of the consolidated statements of changes in stockholders’ equity.

(u)           Statements of cash flows

Cash flows relating to investments are reported on a net basis. Short-term investments that have a ready market and original maturity, when purchased, of 90 days or less are considered to be cash equivalents.

(v)            Segment information

SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. See presentation of exports by geographic information in note 19.

(w)           Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) in Note 16. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

2              Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43.”  The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will adopt this Statement as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29.”  This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will adopt this Statement as of January 1, 2006 and will apply its standards in the event exchanges of nonmonetary assets occur after such date.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other—Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss.

The FSP carries forward the disclosure requirements of issue EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”,  which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected. Management will consider this Interpretation in 2006 in the event a conditional asset retirement obligation arises.

3              Taxes

3.1          Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is, in practice, an additional federal income tax). The deferred income tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutorily enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2005, 2004 and 2003.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,
	2003	2004	2005
Income before income taxes, minority interest
and equity in results of affiliated companies	284,086	309,070	457,419

Federal income tax and social
contribution at statutory rates	96,589	105,084	155,522
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using
historical exchange rates and indexing
for tax purposes:
Depreciation on difference in asset basis	25,893	23,674	13,410
Translation effect for the period	31,472	46,776	46,566
Fiscal incentive — income tax (*)	(34,934)	(15,680)	(8,708)
Results in subsidiaries with different tax rates	21,995	(54,847)	(90,574)
Reversal of income tax and social
contribution related to “plano verão”	(9,106)
Interest on stockholders´ equity		(33,111)	(46,584)
Other	(2,793)	(1,640)	2,596
Income tax expense reported in the consolidated
Statements of income	129,116	70,256	72,228

(*)  See note 15.

The major components of the deferred income tax accounts in the consolidated balance sheets are as follows:

	December 31,
	2004	2005

Assets

Tax loss carryforwards from operations in Brazil		19,029
Deductible temporary differences	29,835	22,875
Unrealized profits on intercompany transactions	9,853	14,439

	39,688	56,343
Current	9,853	14,439
Long-term	29,835	41,904
Liabilities
Deferred taxes on foreign exchange gains/losses	80,480	98,270

Net deferred tax liability — long-term	(50,645)	(56,366)

Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.2          Other taxes

Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo. However, due to the priority given by the state government of Espírito Santo to financially restructure its public accounts, the Company does not foresee a short-term solution to the utilization of the credits.

Accordingly, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits related to the Barra do Riacho Plant, as well as to make similar provisions related to any future credits to be accumulated. At December 31, 2005, the Company had ICMS credits in the amount of US$ 117,291 (US$ 128,433 at December 31, 2004, of which the amount of US$ 113,460 had a provision for loss (US$ 125,287 at December 31, 2004).

In July 2005, the Company signed an agreement with the government of the State of Espírito Santo, pursuant to which the Company’s right to offset US$ 56.1 million of certain ICMS liabilities against accumulated credits was recognized, and the Company paid US$ 5.2 million ICMS tax debt in cash. However, as described above since the Company does not foresee a short-term solution for the utilization of these credits the Company has not reversed the provision for losses recorded at December 31, 2005.

4              Cash and cash equivalents

	December 31,
	2004	2005

Brazilian reais	5,558	178
United States dollars	30,587	33,566
Other European currencies	329	370

	36,474	34,114

Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions.

5              Short-term investments

Short-term investments represent principally investments included in one private investment fund which is entirely owned by the Company. The investments are represented principally by certificates of deposits and debt securities issued by the Brazilian government with final maturities ranging from January 2006 to April 2011. Those debt securities are classified as available for sale. The securities included in the portfolio of the private investment funds have daily liquidity with interest recognized in the Company’s results of operations. The  marked to market adjustment relating to these debt securities were immaterial for all periods presented.

This private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

6              Accounts receivable, net

	December 31,
	2004	2005
Customers - pulp sales
Domestic	9,829	5,820
Export	185,505	233,164
Advances to suppliers	786	4,212
Other	16,078	14,177

	212,198	257,373
Allowance for doubtful accounts	(3,862)	(4,067)

Total, net	208,336	253,306

Changes in allowance for doubtful accounts are as follows:

	2004	2005
Balance as of January 1	(3,511)	(3,862)
Increases	(673)	(241)
(Decreases)	322	36
Balance as of December 31	(3,862)	(4,067)

At December 31, 2005, three customers accounted for 33%, 11% and 10%, respectively (at December 31, 2004, two customers accounted 31%,and 14.8%, respectively), of total customer receivables and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:

	December 31,
	2004	2005

United States dollars	184,362	232,105
European currency units — EURO	1,143	1,059

	185,505	233,164

7              Inventories

	December 31,
	2004	2005

Finished products	70,128	113,282
Raw materials	17,948	21,597
Maintenance supplies and other	38,144	38,994

	126,220	173,873

8              Property, plant and equipment

	December 31, 2004
		(Accumulated
	Cost	depreciation and) depletion	Net

Land	292,960		292,960
Timber resources	356,972	(88,691)	268,281
Buildings, improvements and installations	559,837	(327,630)	232,207

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

Equipment	2,464,413	(1,211,889)	1,252,524
Information technology equipment	53,216	(42,019)	11,197
Other	175,679	(128,662)	47,017
	3,903,077	(1,798,891)	2,104,186
Construction in progress	29,710	29,710

Total	3,932,787	(1,798,891)	2,133,896

	December 31, 2005
		(Accumulated
	Cost	depreciation and) depletion	Net

Land	297,004		297,004
Timber resources	333,455	(47,695)	285,760
Buildings, improvements and installations	566,864	(346,194)	220,670
Equipment	2,485,389	(1,339,497)	1,145,892
Information technology equipment	54,211	(45,531)	8,680
Other	137,716	(97,433)	40,283
	3,874,639	(1,876,350)	1,998,289
Construction in progress	70,258		70,258

Total	3,944,897	(1,876,350)	2,068,547

As of December 31, 2005 and 2004 fixed assets securing financial obligations was represented by the entire Company mill in the amount of US$ 1,247,562 and US$ 645,053, respectively.

9 Investment in affiliated company

Veracel Celulose S.A.

The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2005 the Company’s investment in Veracel amounted 287,057. In addition, the Company presents an unamortized goodwill of US$ 15,015. In 2005, the Company recognized an equity loss of US$ 42,674 (2004 - loss of US$ 11,526; 2003 — loss of US$ 6,844).

Veracel has a production capacity of 900,000 pulp tons  per year and investments of approximately US$ 1,250 million of which US$ 300 million were invested in forestry and infrastructure including roads and a specialized maritime terminal.

After the start-up, in May 2005, Veracel reached full capacity in November, after 30 consecutive days operating within the average projected capacity. Total production in 2005 was 467,872 tons.

The summarized financial information of Veracel as of December 31, 2005 and 2004 and for the three years then ended is as follows:

	As of December 31,
	2004	2005

Current assets	75,504	137,596
Non-current assets	1,026,602	1,277,944
Current liabilities	87,604	71,066
Non-current liabilities	1,014,502	1,344,474

	For the year ended December 31,
	2003	2004	2005

Gross revenues	75,226	46,864	130,422
Gross profit	35,794	12,066	21,860
Net loss	(13,688)	(23,052)	(85,348)

Aracruz Produtos de Madeira S.A. (APM)

In October 2004, the Company sold to a third party 2/3 of the shares of APM; the remaining 1/3 of the shares of APM are being accounted by the Company under the equity method of accounting. APM has been operating as a joint venture. The terms of the negotiation also establish that the Company will supply saw logs and render certain services to APM pursuant to long term agreements.

The sale price was R$ 53.4 million (equivalent to US$ 18.6 million). After adjustments to reflect variations agreed among the parties, the Company received the cash amount of R$ 49.6 million (equivalent to US$ 17.3 million) in October 2004 and recognized a loss of US$ 5.1 million. The remaining interest in APM was tested for impairment but no adjustment resulted from it.

At December 31, 2005, the Company´s investment in APM amounted US$ 11,868. In 2005, the Company recognized an equity loss of US$ 1,388.

10 Short-term borrowings and long-term debt

(a) Short-term borrowings - export financing and other

At December 31, 2005, the balance of short-term debt consisted principally of export financing (ACC/ACE) in the amount of US$ 80,496 (US$ 3,767 as of December 31, 2004) with interest rates ranging from 3.85% to 8.75%.

(b) Long-term debt

	December 31,
	2004	2005

Denominated in Brazilian currency — BNDES term loans
With varying interest rates; principally the “Long-term
Interest Rate” (TJLP) plus 7.8% to 10.5% (2004 - 7.8%
to 9.3%) due 2006 to 2016	191,636	223,562

Denominated in:
Basket of Currencies -
BNDES Term loans — 8.51% to 9.51 (2004 —
10.41%), due 2006 to 2016	38,519	40,233

US Dollars -
International Finance Corporation (IFC) — 7.42%
(2004 — 5.44%) due 2007 to 2014	25,000	50,000
Securitization of export receivables — 5.98% to 7.05%
due 2006 to 2012	783,500	711,580
Import financing — 3.82% to 4.47% (2004 — 2,06%
to 7.08%), due 2006 to 2007	10,346	5,561
Pre-export financing — 5.02% to 6.10% (2004 -
2.42% to 4.80%) due 2006 to 2012	315,000	183,755

	1,172,365	991,129

Total	1,364,001	1,214,691
Less current maturities	(141,273)	(204,406)

	1,222,728	1,010,285

Debt of Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE), Arcel Finance Limited under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd..

The table below summarizes the terms of the three tranches under the securitization programs:

		Annual		Outstanding balance (principal amounts)
Original	Original line	Interest	Final	December	December
Tranche	of credit	charges	Due date	2004	2005

February 2002	250,000	5.984%	March/2009	208,500	158,460
August 2003	400,000	7.048%	September/2011	400,000	378,120
May 2004	175,000	6.361%	May/2012	175,000	175,000

	825,000			783,500	711,580

b) International Finance Corporation (IFC)

As of December 31, 2005, the Company had an outstanding balance of a loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group in the amount of US$ 50 million, with annual interest rates of 7.42% and semi-annual payments starting in December 2007 and final maturity in 2014.

c)     Long-term portion payment schedule

The long-term portion of the Company’s debt at December 31, 2005 becomes due in the following years:

2007	234,646
2008	220,260
2009	140,822
2010	143,609
2011 and thereafter	270,948

Total	1,010,285

11           Stockholders’ equity

At December 31, 2005, the Company’s principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:  Arapar S.A. , SODEPA. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social — BNDES with 12.5%.

At December 31, 2005, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company’s statutory accounting records. At December 31, 2004, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s stockholders, amounted to the equivalent of US$ 820 million.

Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company’s statutory financial statements) are transferred to unrealized income reserve and are transferred back to unappropriated retained earnings as financial resources become available for dividend distribution.

The fiscal-incentive reserve consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development are (see note 15). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

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

The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records.  Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2005, such capital stock was R$ 1,854 million (equivalent to US$792 million) and the balance in the legal reserve was R$ 281 million (equivalent to US$120 million). The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

Dividends and interest on stockholders’ equity

The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 11.50%, 9.81% and 9.75.% for years 2003, 2004 and 2005, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate    income tax purposes.

The Company paid US$ 139 million of dividends and interest on stockholders’ equity during the year ended December 31, 2005 and accrued US$ 66 million of interest on stockholders’ equity for payment in 2006.

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of December 31, 2005, 2004 and 2003, as presented in the Company’s statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed below:

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Class A and Class B preferred stocks do not have voting rights but have priority in the return of capital in the event the Company is liquidated and have the right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

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

The following presents the earnings per share calculations:

	2003	2004	2005

Net income	148,089	227,237	341,098

Less priority Class A preferred stock dividends	(1,488)	(1,548)	(1,754)

Less Class B preferred stock and common stock
dividends up to a limit equivalent to the Class	(35,483)	(38,676)	(43,884)
A preferred stock dividends on a per-share
basis while maintaining the Dividend Ratio
Remaining net income to be equally allocated to
Class A and Class B preferred stock and
common stock while maintaining the
Dividend Ratio	(111,118)	(187,013)	(295,460)

Weighted average number of shares
outstanding (thousands)
Class A preferred	39,819	38,074	38,022
Class B preferred	535,969	537,711	537,739
Common	454,908	454,908	454,908

Basic and diluted earnings per share
Class A preferred	0.15	0.23	0.34
Class B preferred	0.15	0.23	0.34
Common	0.14	0.21	0.31

12 Pension plan

The Company sponsors a contributory defined contribution pension plan, ARUS — Fundação Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by the Company to the plan amounted to US$ 1,287, US$ 1,714 and US$ 2,449 in 2003, 2004 and 2005, respectively, and represented the annual pension expense of the Company for the plan.

13 Employee benefits

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

14 Contingencies and Commitments

(a) Contingencies

(i) Labor proceedings

At December 31, 2005, the Company had a total provision recorded for other cases of US$ 16.7 million (US$ 12.3 million in 2004) based on the Court’s computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of US$ 7.0 million (US$ 5.6 million in 2004). These proceedings are mainly represented by salary readjustments indexes over specific years questioned by some ex-employees.

(ii) Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. The Company has been contesting this notification and, at December 31, 2005, has placed approximately US$ 7.3 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

(iii) PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2005, the provision for contingencies included US$ 63.5 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. As of December 31, 2005 the remaining balance amounted to US$ 23,469 (US$ 21,572 as of December, 2004) and is recorded in other current and long-term liabilities.

(iv)          Value-Added Tax Credit

In 2002, the Company took action in court against the government of the State of Espírito Santo to confirm the legal right to use its accumulated ICMS credits arising from fixed assets, raw material and other goods acquired for utilization in the process of pulp production. As of December 31, 2005, the balance recorded as a tax asset was US$ 117.3 million (US$ 128 million as of December 31, 2004), of which the amount of US$ 113,5 million had a provision for loss (US$ 125 million as of December 31, 2004).

In July 2005, the Company signed an agreement with the government of the State of Espírito Santo, pursuant to which the Company’s right to offset US$ 56.1 million of certain ICMS liabilities against accumulated credits was recognized, and the Company paid US$ 5.2 million ICMS tax debt in cash.

(v)            Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 74.4 million as of December 31, 2005 (US$ 54.7 million to December 2004).

(vi)          Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vii)         Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended.

(viii)        Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The existing provision at December 31, 2005 is US$ 45.9 million.

The company has a judicial decision suspending the limitation on the use of tax losses to settle tax payables.

(ix)          Income tax and social contribution related to the “Plano Verão”

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

(x)           Others

The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 13.3 million relating to several other legal disputes and has also made deposits in the amount of US$ 6.2 million in escrow accounts as of December 31, 2005.

(b)           Commitments

(i)            Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 5.7 million at December 31, 2005), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of  Settlement were in force, during the year 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, the Indians would still, as of the end of the year 2005, occupy approximately 11,000.00 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) - suspended all its commitments towards the Indian communities under the Terms of Settlement. As of December 31, 2005, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of US$ 4.3 million

(ii)           “Take-or-Pay” contract

In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited — NEXEN (formerly Canadian Oxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and “take-or-pay”, by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on.  Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company has been meeting the minimum quantitative commitments under the contract.

(iii)         Compliance with regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

15           Fiscal incentives

Being the Barra do Riacho operations located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to  benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke  the fiscal benefits previously granted to  the Company  based on an opinion of the Legal Counsel to the National Integration Ministry on the geographical area for the recognition of such benefit.

During the year 2004 several acts  with the objective of annulling the related tax benefits were issued by ADENE, all contested by the Company. On December 29, 2004 ADENE finally issued Act  no 159/04 determining the cancellation of the Assessments (Laudos Constitutivos) which recognized Aracruz’s right to the tax benefit.

Subsequently, on January 3, 2005, the Company appealed to  ADENE’s  Board of Officers, requesting  the tax benefit incentive to be maintained  and ADENE decision to be repealed. Through notification no 150/05 of February 18, 2005,  ADENE’s Board of Officers  denied the  recourse presented  by the Company.

On February 28, 2005 , in connection with the nulling acts issued by ADENE in 2004, the Company received tax authorities notification requiring Aracruz to present documents, accounting records and explanations for fiscal years 2002 to 2004 in respect to the tax benefit calculated by the Company during the related period.

In March 2005, Aracruz formally requested the cancellation of the tax inquiry of February 28, 2005 as well as a 60 day postponement of such tax inquiry requirements.

In May 2005, the Company took a new action in court, with the request of a provisional measure, aiming to confirm the validity of the Assessments issued by ADENE. A provisional measure  in favor of the Company was granted in August 2005. ADENE’s appeal to that decision is pending judgement.

Notwithstanding, ADENE  brought a legal action aiming to suspend the effects of the injunctions granted to the companies that had their tax benefits revoked. The injuctions,  including the Company’s provisional measure, were suspended. The Company’s appeal is pending judgement.

The Federal Accountability Tribunal (Tribunal de Contas da União), in a proper administrative procedure, determined to the Federal Revenue Service the cancellation of the tax benefits granted to the companies located in the south of the State Espírito Santo. The Company appealed of such decision in November 2005 and awaits judgment.

In December 2005 the Company was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interests, in the total amount of R$ 211 million (equivalent to US$90 million). The Company will present its defense on a timely basis.

Company’s management, based on the advice of external legal counsel, believes that ADENE’s and the Federal Revenue Service’s decisions do not invalidate the benefits recorded (R$ 142,858 on December 31, 2004, credited to “Capital reserve” account). Thus, no provisions for loss were booked for the amounts of the benefits recognized through those dates.

For 2005 year, the Company has not recognized any credit related to the fiscal incentive ADENE.

16           Guarantees of Veracel third-party debt

As of December 31, 2005, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 392.9  million. The expiration of the guarantees range from 2006 to 2015. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations,  after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements.

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

(a)           Enterprise Risk Management

The Company is developing its Sustainability Plan, which comprises the ERM, a wide and structured long term approach of the main corporate risks of the company.

Following the best practices of Corporate Governance, the Company seeks to have full control of its main financial and intangible corporate risks. The methodology used by the Company, considers an evolution of impact and probability, regarding financial and intangibles corporate risks.

(b)           Foreign currency risk management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.

During 2005 the Company has recognized, as financial income, gains of US$ 29.2MM (2004 - US$ 4.8MM) related to future dollar contracts registered in BM&F - Brazilian Mercantile & Futures Exchange and NDF - Non Deliverable Forward. These operations are marked to market on a daily basis and as of December 31, 2005 outstanding contracts amounted US$4 million (as of December 31, 2004 there was no outstanding contracts).

(c)           Interest rate risk management

The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2005 the Company had no outstanding interest rate swap contracts.

(d)           Commodity price risk management

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

Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2005 and 2004. The Company’s financial structure does not require any substitution of such financing or the contracting of similar fundings.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

19           Geographical information

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

The way that the Board of Executive Officers is organized, operates in only one segment - pulp.

Sales by geographic area are determined based on the location of the customers.

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,
	2003	2004	2005
North America	408,699	464,740	544,499
Europe	402,822	525,290	640,614
Asia	229,376	247,417	267,612
Other	15,601	19,201	16,921

Total	1,056,498	1,256,648	1,469,646

Sales to two unaffiliated customers represented 48% of net sales in 2005. Two unaffiliated customers represented 42% and 42% in 2004 and 2003, respectively. No other individual customers represented more than 10% of net sales.

20           Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,
	2004		2005
	Assets	Liabilities	Assets	Liabilities
Balance sheet
Current assets
Cash and cash equivalents
Bank Safra S.A.	1		2
Accounts receivable
Current liabilities — suppliers
Cia. de Navegação Norsul		8

Long-term debt (including current portion and accrued finance charges) BNDES — Banco Nacional de Desenvolvimento Econômico e Social		231,154		264,762

	1	231,162	2	264,762

	Year ended December 31,
	2003		2004		2005
	Income	Expense	Income	Expense	Income	Expense
Income statement
Operating revenues
James River	22,963

Financial expenses BNDES — Banco Nacional de Desenvolvimento Econômico e Social		79,676		43,879		50,126

	22,963	79,676		43,879		50,126

21           Subsequent events

a) Tender Offer:

On March 1, 2006 Arcel Finance Ltd. launched a tender offer for any and all of the outstanding notes maturing 2011 and 2012. A total of US$176.4 million outstanding principal amount of the notes maturing 2011 and US$58 million outstanding principal amount of the notes maturing 2012 were tendered, and settlement of the purchase price therefore was made on March 14, 2006.

b) Redemption Payment:

On February 21, 2006 the Company called the senior secured notes maturing 2009 under the securitization for redemption in full. Such redemption was paid on March 23, 2006.

c) Prepayment of Loan Agreement with IFC

In December 2004, the Company signed a US$50 million loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group. The loan had a floating interest rate based on the LIBOR, semi-annual payments starting in December 2007 and final maturity in 2014. As of December 31, 2005 the outstanding principal amount was US$50 million with an annual interest rate 7.42%. This loan was prepaid on April 12, 2006, without any gain or loss on the prepayment.

*               *               *