Form 20-F/A
period 2005-12-31
ARACRUZ CELLULOSE S A
filed 2006-10-19
CIK 883952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Ross Kaufman
Greenberg Traurig LLP
Met Life Building
200 Park Avenue
New York, NY 10166

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended December 31, 2005 (the “Annual Report”) to provide clarifications requested by the Securities and Exchange Commission in respect of the significant rights, terms, privileges and conversion features of its preferred issuances and in Note 11 to the Consolidated Financial Statements of the Company and to make conforming changes in several other items.

No other changes are being made to the Annual Report, as originally filed, although Exhibits 12.01, 12.02, 13.01 and 13.02 have been refiled in their current form. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

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

The Company pioneered the use of cloned seedlings from rooted cuttings, a method also known as vegetative propagation, to carry out large-scale planting of eucalyptus trees. This method of cloning results in trees whose fibers are extremely homogeneous, which the Company believes results in a more streamlined industrial process and higher quality pulp. Today, approximately 84% of the Company’s eucalyptus forests are grown from this type of seedling. Rather than growing from seeds, clones are the “offspring” of asexual propagation. By means of this type of generation, the descendant receives the entire genetic code of the original tree. Accordingly, the risk of disease and pests can be lessened by choosing parent trees better adapted to the region. Other benefits of vegetative propagation include significantly lower bark per cubic meter of wood and “self-pruning” trees with fewer branches.

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

Significant rights, privileges and conversion features of the Common Stock, Class A and Class B Preferred Stock of the Company

The Company presents below the significant rights, privileges and conversion features of its shares.

	Common Stock	Class A Stock	Class B Stock
Voting Rights	Yes	• No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.	• No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.

Privileges	None	• Priority in the return of capital in the liquidation of the Company;	• Priority in the return of capital in the liquidation of the Company;

		• Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.	• Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

• Priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it.

Conversion Features	None	• Can be converted into Class B Stock at any time, at the option and cost of the stockholder. Conversion rate 1:1.	Cannot be converted into Class A Stock nor to Common Stocks at any time.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARACRUZ CELULOSE S.A.

	By:	/s/
		Name:	Carlos Augusto Lira Aguiar
		Title:	Chief Executive Officer

	By:	/s/
		Name:	Isac Roffé Zagury
		Title:	Chief Financial Officer

Date: October 19, 2006

CERTIFICATION

I, Carlos Augusto Lira Aguiar, certify that:

1.             I have reviewed this annual report on Form 20-F/A of Aracruz Celulose S.A.;

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

Date: October 19, 2006

/s/
Carlos Augusto Lira Aguiar

A signed original of this written statement required by Section 302 has been provided to Aracruz Celulose S.A. and will be retained by Aracruz Celulose S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION

I, Isac Roffé Zagury, certify that:

1.             I have reviewed this annual report on Form 20-F/A of Aracruz Celulose S.A.;

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

Date: October 19, 2006

/s/
Isac Roffé Zagury

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

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

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

As mentioned in Note 15, on January 9, 2004, the Company was notified by Agência de Desenvolvimento do Nordeste  — ADENE (Northeast Development Agency), of its decision to cancel the fiscal benefits, consisting of reduction in income tax rates, to which the Company has so been entitled. Based on the advice of external legal counsels, Company’s management believes that this decision is not correct and, therefore, does not affect the benefits already recorded, as they were duly recognized under existing authorization. In addition, management will seek all available legal instruments to protect its rights and to revoke ADENE’s decision, in order to allow the Company to get all the fiscal benefits, i.e., for the entire period of the benefit.

/s/ PricewaterhouseCoopers Auditores Independentes

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

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of December 31, 2005, 2004 and 2003, as presented in the Company’s statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company’s stock:

	Common Stock	Class A Stock	Class B Stock
Voting Rights	Yes	No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.	No, except in the event that dividends are not paid for 3 consecutive years. Voting rights will then be granted until the dividends in arrears for those 3 years are paid.

Privileges	None	Priority in the return of capital in the liquidation of the Company;	Priority in the return of capital in the liquidation of the Company;

		Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.	Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

Priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it.

Conversion Features	None	Can be converted into Class B Stock at any time, at the option and cost of the stockholder. Conversion rate 1:1.	Cannot be converted into Class A Stock nor to Common Stocks at any time.

Earnings, if any, in excess of the Class A preferred share minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis of those paid to Class A preferred stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and  common shares.

The following presents the earnings per share calculations:

	2003
	Preferred stock		Common
	Class A	Class B	Stock	Total

2003 dividends and interest on capital	4,334	58,339	45,014	107,688
Undistributed earnings per share	1,626	21,887	16,888	40,401
Net income for the year	5,960	80,226	61,902	148,089

Weighted average number of shares	39,819	535,969	454,908

Basic and diluted earnings per share	0.15	0.15	0.14

	2004
	Preferred stock		Common
	Class A	Class B	Stock	Total

2004 dividends and interest on capital	8,232	116,262	89,417	213,911
Undistributed earnings per share	513	7,243	5,570	13,326
Net income for the year	8,745	123,505	94,987	227,237

Weighted average number of shares	38,074	537,711	454,908

Basic and diluted earnings per share	0.23	0.23	0.21

	2005
	Preferred stock		Common
	Class A	Class B	Stock	Total

2005 dividends and interest on capital	7,326	103,606	79,679	190,611
Undistributed earnings per share	5,784	81,797	62,907	150,487
Net income for the year	13,109	185,403	142,586	341,098

Weighted average number of shares	38,022	537,739	454,908

Basic and diluted earnings per share	0.34	0.34	0.31

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