Form 20-F
ARACRUZ CELLULOSE S A
filed 2007-03-30
CIK 883952

 20-F 1 f070329a.htm ANNUAL AND TRANSITION REPORT OF FOREIGN PRIVATE ISSUERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

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

455,390,699	Shares of Common Stock
37,962,555	Shares of Class A Stock
539,200,866	Shares of Class B Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

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

•              “consolidated financial statements” are to the Consolidated Financial Statements of Aracruz Celulose S.A. as of December 31, 2005 and 2006 and, for the three years in the period ended December 31, 2006, the corresponding Report of Independent Registered Public Accounting Firm;

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

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect”, “may”, “are expected to”, “will,” “will allow”, “will continue”, “will likely result”, “should”, “would be”, “seek”, “approximately”, “intend”, “plan”, “project”, “estimate” or “anticipate,” or similar expressions or the negative thereof or other variations thereof of comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included herein with respect to future operations, financial condition, financial performance or other financial or statistical matters constitute forward-looking statements. Those forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be realized. Such statements appear in a number of places in this annual report, including, without limitation, the information set forth under the headings “Item 3D. Risk Factors”, “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”, and include statements regarding our intent, belief or current expectations or those of our directors or our executive officers with respect to:

•              general economic, political and business conditions, both in Brazil and in our principal export markets,

•              the declaration or payment of dividends,

•              our direction and future operation,

•              the implementation of our principal operating strategies, including our potential participation in acquisition or joint venture transactions or other investment opportunities,

•              the implementation of our financing strategy and capital expenditure plans, or

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

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.                                    Selected Financial Data

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we export substantially all of our production in 2006, operate in an industry that uses the U.S. dollar as its currency of reference and this is the currency in which cash is primary generated and expended, representing the economic environment in which the Company conducts its operations, our management believes that the U.S. dollar is the Company's functional currency and the most appropriate currency in which to present our consolidated financial statements. Accordingly, we have decided to present our primary U.S. GAAP consolidated financial statements in U.S. dollars beginning in 1994. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

Pursuant to SFAS 52 as it applies to us, non-monetary assets, including inventories, property, plant and equipment, accumulated depreciation and stockholders' equity are remeasured at historical rates of exchange. Monetary assets and liabilities denominated in reais are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the applicable exchange rate on the date of sale. Cost of sales, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other statement of operations accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the accounting practices adopted in Brazil. Our financial statements prepared in accordance with the Brazilian Corporate Law are not adjusted to account for the effects of inflation.

The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP consolidated financial statements as of December 31, 2005 and 2006 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes. The selected financial information at December 31, 2002, 2003 and 2004 have been derived from our U.S. GAAP consolidated financial statements, not included in this annual report. The selected financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

	For the year ended December 31,
	2002	2003	2004	2005	2006
	(thousands of U.S. dollars, except number of shares and per share amounts)
Statement of Operations Data
Operating Revenues
Domestic	$17,126	$42,401	$66,083	$62,019	$77,431
Export	700,622	1,056,498	1,256,648	1,469,646	1,845,026
Total sales	$717,748	$1,098,899	$1,322,731	$1,531,665	$1,922,457
Sales taxes and other deductions	(48,765)	(95,829)	(155,618)	(186,432)	(241,624)
Net operating revenues	$668,983	$1,003,070	$1,167,113	$1,345,233	$1,680,833
Operating costs and expenses
Cost of sales	$468,875	$592,555	$700,333	$783,578	$1,037,896
Selling	28,242	38,617	53,850	64,430	74,005
Administrative	22,302	22,762	31,072	33,820	57,020
Other, net	54,061	41,962	25,208	16,313	12,514
Total operating costs and expenses	$573,480	$695,896	$810,463	$898,141	$1,181,435
Operating income	$ 95,503	$307,174	$356,650	$447,092	$499,398
Non-operating (income) expenses
Financial income	(61,611)	(43,037)	(56,123)	(125,439)	(181,733)
Financing expense	82,014	108,209	119,976	137,276	149,719
Loss (gain) on currency remeasurement, net	(14,888)	(41,955)	(16,197)	(21,386)	(7,641)
Other, net	(212)	(129)	(76)	(778)	(7)
Total Non-operating (income) expenses	$5,303	$23,088	$47,580	$(10,327)	$(39,662)
Income before income taxes, minority interest and equity in results of affiliated companies	$90,200	$284,086	$309,070	$457,419	$539,060
Income tax expense (benefit)
Current	$(23,988)	$106,549	$42,746	$71,086	$30,754
Deferred	8,415	22,567	27,510	1,142	38,740
Total	$(15,573)	$129,116	$70,256	$72,228	$69,494
Minority interest	$64	$(37)	$(9)	$(31)	$(544)
Equity in results of affiliated companies	$6,076	$(6,844)	$(11,568)	$(44,062)	$(13,705)
Net income	$111,913	$148,089	$227,237	$341,098	$455,317

Basic and diluted earnings per share(1)
Class A Stock	$0.11	$0.15	$0.23	$0.34	$0.46
Class B Stock	0.11	0.15	0.23	0.34	0.46
Common Stock	0.10	0.14	0.21	0.31	0.42
Dividends per share
Class A Stock	$0.08(2)	$0.11(3)	$0.12(4), $0.09(5)	$0.06(6), $0.13(7)	$0.07(8), $0.15(9)
Class B Stock	0.08(2)	0.11(3)	0.12(4), 0.09(5)	0.06(6), 0.13(7)	0.07(8), 0.15(9)
Common Stock	0.07(2)	0.10(3)	0.11(4), 0.08(5)	0.05(6), 0.12(7)	0.06(8), 0.13(9)
Weighted-average number of shares outstanding (thousands of shares)
Class A Stock	40,395	39,819	38,074	38,022	38,015
Class B Stock	536,768	535,969	537,711	537,739	537,665
Common Stock	454,908	454,908	454,908	454,908	454,908
Total	1,032,071	1,030,696	1,030,693	1,030,669	1,030,588

(1) Holders of Class B Stock have no dividend preference. Holders of Class A Stock are entitled to an annual preferential dividend.
(2) Including the dividend declared on April 30, 2002.
(3) Including the dividend declared on April 29, 2003.
(4)Including the dividend declared on April 29, 2004.
(5)Including the interest on stockholders' equity declared on October 19, 2004 and November 16, 2004, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2004, which were declared on April 29, 2005.
(6)Including the dividend declared on April 29, 2005.
(7)Including the interest on stockholders' equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2005, which were declared on April 28, 2006.
(8)Including the dividend declared on April 28, 2006.
(9)Including the interest on stockholders' equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2006, which are to be declared by April 27, 2007.

	At December 31,
	2002	2003	2004	2005	2006
	(thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$25,474	$66,284	$36,474	$34,114	$48,414
Short-term investments	248,455	285,991	412,110	521,613	531,229
Accounts receivables, net	133,089	223,048	208,336	253,306	285,795
Inventories	81,553	131,486	126,220	173,873	202,704
Other current assets	35,845	35,925	49,973	111,899	132,782
Property, plant and equipment, net	2,000,071	2,270,369	2,133,896	2,068,547	2,151,212
Investment in affiliated company	87,107	382,318	480,940	505,975	516,771
Other non-current assets	87,220	59,012	81,709	94,678	127,021
Total assets	$2,698,814	$3,454,433	$3,529,658	$3,764,005	$3,995,928
Short-term debt	182,680	392,088	152,934	292,018	89,787
Other current liabilities	55,824	121,591	121,872	193,147	197,032
Long-term debt	611,091	979,435	1,222,728	1,010,285	1,155,050
Other long-term liabilities	88,656	160,358	217,837	304,132	351,636
Share capital	909,476	909,473	909,473	909,122	909,122
Other stockholders' equity accounts	851,087	891,488	904,814	1,055,301	1,293,301
Total liabilities and stockholders' equity	$2,698,814	3,454,433	3,529,658	3,764,005	3,995,928

                                    Exchange Rates

The purchase and sale of foreign currency in Brazil is subject to governmental control. As of March 4th, 2005, the two then existing foreign exchange markets - the free rate foreign exchange market, also known as the commercial market; and the "floating" rate foreign exchange market - were unified to become one single foreign exchange market (the "Foreign Exchange Market"). Transactions in the Foreign Exchange Market are required to comply with the provisions set forth in the Resolution 3,265 and the regulations established by the Central Bank of Brazil.

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

Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure on the real did not cease, on January 15, 1999, the Central Bank allowed the real to float freely. On December 29, 2006, the commercial selling rate was R$2.1380 per US$1.00. Since January, 1999 the real exchange rate has been having an erratic trend, where the exchange rate is determined by demand and supply currency flows.

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.
	Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average (1)	Year-End

1999............................................................................................................................	1.2078	2.1647	1.8158	1.7890
2000............................................................................................................................	1.7234	1.9847	1.8295	1.9554
2001............................................................................................................................	1.9357	2.8007	2.3420	2.3204
2002............................................................................................................................	2.2709	3.9552	2.9309	3.5333
2003............................................................................................................................	2.8219	3.6623	3.0715	2.8892
2004...........................................................................................................................	2.6544	3.2051	2.8639	2.6544
2005...........................................................................................................................	2.1633	2.7621	2.4125	2.3407
2006............................................................................................................................	2.0586	2.3711	2.1771	2.1380

Source:     Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

    (1)           Represents the average of the exchange rates (PTAX) on the last day of each month during the relevant period.

	Exchange Rate of R$ per US$
Month Ended	Low	High
January 31, 2007	2.1247	2.1556
February 28, 2007	2.0766	2.1182
March 28, 2007	2.0601	2.1388

    Source:     Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

  We usually pay cash dividends and make other cash distributions with respect to the Class B Stock in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by holders of ADSs on conversion by the depositary of our ADSs, or the Depositary, of such distributions into U.S. dollars for payment to holders of ADSs. Since November 2006 Brazilian exporters are authorized, pursuant to the terms of Law 11,371, to keep a certain amount of their export revenues in foreign financial institutions and use such revenues to make investments and pay obligations of the exporter. The Company may, from time to time and at its convenience, use revenues kept abroad pursuant to Law 11,371 to pay dividends and any other cash distributions. For additional information, see “Item 10D. Exchange Controls.” For information on dividends, see “Item 8A. Consolidated Statements and Other Financial Information—Dividend Policy and Dividends.”

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

  The Brazilian economy has been characterized by volatile economic cycles. In addition, the Brazilian government frequently, and occasionally drastically, intervenes in the Brazilian economy. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil's balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. The Company's business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as:

  ·      currency fluctuations,

  ·      inflation,

  ·      price instability,

  ·      interest rates,

  ·      tax policy, and

  ·      other political, diplomatic, social and economic developments in or affecting Brazil.

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

  In 2003, Brazil started a new cycle of Real appreciation relative to the U.S. dollar and the rate in that year was 18.2%. In 2004 the appreciation of the Real relative to the U.S. dollar was 8.1% and in 2005 the Real appreciated 11.8%. In 2006 the appreciation of the Real relative to the U.S dollar was 9.0%, representing an accumulated appreciation of 39.5% since the beginning of 2003.

  Inflation and certain governmental measures to control inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

  Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation and public speculation about possible future measures, have in the past had significant negative effects on the Brazilian economy. The Company's cash operating expenses are substantially denominated in Reais and tend to increase with Brazilian inflation because its suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the Real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, operating expenses may increase and (assuming constant U.S. dollar sales prices) profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and as a result the Company's costs of Real-denominated debt may increase. See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”

  We may be impacted by governmental actions affecting the Brazilian markets and economy.
  The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, Banco Nacional de Desenvolvimento Econômico e Social – BNDES, which is owned by the Brazilian government, indirectly owned approximately 12.5% of our common stock as of December 31, 2006 and has advanced approximately 20% of our total consolidated indebtedness as of such date. See “Item 7B. Related Party Transactions.”

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

  Since November 2006 Brazilian exporters are authorized, pursuant to the terms of Law 11,371, to keep a certain amount of their export revenues in foreign financial institutions and use such revenues to make investments and pay obligations of the exporter. The Company may, from time to time and at its convenience, use revenues kept abroad pursuant to Law 11,371 to pay dividends and any other cash distributions, thus avoiding procedures to remit U.S. dollars abroad.

  The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

  Investments in securities, such as the Class B Stock or the ADSs, of issuers from emerging market countries including Brazil involve a higher degree of risk than investing in securities of issuers from more developed countries.

  The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders’ ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The companies trading at the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$ 722.6 billion as of December 31, 2006, and an average daily trading volume of approximately US$ 1,120 million in 2006. In comparison, the companies trading at NYSE had a market capitalization of US$ 26.5 trillion as of December 31, 2006, and an average daily trading volume of approximately US$ 86.9 billion for 2006.

  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately  51% of the aggregate market capitalization of BOVESPA as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately 46.1% of all shares traded on BOVESPA.

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

  We are incorporated under the laws of Brazil. All of our directors and executive officers, and the experts named in this annual report, reside outside the U.S. Substantially all of our assets, and our directors' and officers' assets and such experts' assets are located outside the U.S.. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S.. In addition, we have been advised by our Brazilian counsel, that there is doubt that the courts of Brazil will enforce against us, our officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Brazilian courts based upon the federal securities laws of the U.S.

  Risk Factors Relating to Aracruz and the Pulp Industry

  The market prices for our products are cyclical.

  The prices we are able to obtain for our pulp depend on prevailing world prices for market pulp. Worldwide pulp prices have historically been cyclical, subject to significant fluctuations over short periods of time, due to a number of factors, including:

  ·      worldwide demand for pulp products,

  ·      worldwide production capacity,

  ·      the strategies adopted by major pulp producers, and

  ·      the availability of substitutes for our products.

  All of these factors are beyond our control. In 2004, the average list price for BEKP (North America delivered) was US$ 563/t. In 2005 the international environment was favorable, marked by continued Chinese economic growth and improved economic performance of the United States, Europe and Japan. World demand for BEKP registered a growth of 9.5% in 2005. The price of most commodities increased, including pulp. The average list price for BEKP delivered to North America in 2005 was US$ 625/t, 11% above the 2004 level.

  Price level analysis concluded that the highest prices (North America delivered US$ 625) of 2005 added approximately US$115 million in net revenue for that year compared to 2004, which average list price for BEKP (North America delivered) was US$ 563/t.

  Due to its quality characteristic, eucalyptus is the fiber of choice for different paper & tissue producers thus explaining its growth in the last several years above average market growth. The average level of demand growth for eucalyptus has increased significantly since 2001, to 10% per year, from 7% previously. BEKP market pulp consumption growth is expected to have reached around 12% or 1 million tons, in 2006, comparing to a 7% of growth in northern hardwood and a decline of 4% of southern hardwood in the same year. This strong demand permitted price increase implementation for BEKP throughout the whole year 2006 achieving an average of US$ 681/t (North America delivered), that being the highest level since 1995. The average list price for BEKP delivered to North America in 2006 was 8% above the previous year.

  Discounts from list prices are frequently granted by sellers to significant purchasers. The Company has long term supply contracts with various customers and no assurance can be given that the prices for pulp or paper will stabilize or not decline further in the future, or that demand for the Company's products will not decline in the future. As a result, no assurance can be given that the Company will be able to operate its production facilities in a profitable manner in the future. The Company's results of operations would be materially adversely affected if the price of its product were to decline significantly. See also “Item 4B. Business Overview—Market Overview.”

  We face significant competition, which may adversely affect our market share.

  The pulp industry is highly competitive. In the international pulp markets we compete with larger competitors that have greater financial strength, higher production capacities and access to cheaper sources of capital.

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

  The Company is subject to stringent environmental laws and regulations in Brazil on the national, state and local levels. Changes in environmental laws and regulations or changes in the policy of enforcement of existing environmental laws and regulations could adversely affect it. The Company's operations are supervised by governmental agencies that are responsible for the implementation of pollution control laws and policies. These agencies could take actions against the Company if it failed to comply with applicable environmental regulations. These actions could include the imposition of fines and revocation of licenses and concessions.

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
  In September 2001, the legislature of the State of Espírito Santo, where we currently own approximately 170,300 of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the State. In June 2002, this law was declared to be unconstitutional by a provisional decision of the Brazilian Federal Supreme Court, and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Brazilian Confederation of Agriculture and Cattle Raising. The Company believes that such provisional decision will be upheld by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

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

  The Company, as part of its business strategy, made a major acquisition by purchasing Riocell and may acquire other businesses in Brazil or elsewhere. In addition, the Company has made a significant joint venture investment in Veracel and may enter into other similar arrangements or alliances with third parties. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including the availability to identify acquisitions and negotiate, finance and close transactions. Acquisitions and similar joint ventures or other arrangements have significant risks:

  ·              we could fail to successfully integrate the operations, services and products of any acquired company;

  ·              we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

  ·              the acquisitions could increase our costs;

  ·              our management’s attention could be diverted from other business concerns; and

  ·              we could lose key employees of the acquired company.

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

  Any downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

  In 2006, the risk rating agencies Moody's Investor Service (Moody's) and Fitch Ratings (Fitch) both assigned an indicative rating to the Company's foreign currency debt under foreign law. After the rating agencies' confirmation, Aracruz became one of the few companies in Brazil confirmed as investment grade in foreign currency debt from three of the most important rating agencies in the world - Moody's, Standard & Poor's and Fitch -, thus reducing the Company's average cost of capital. If the ratings were to be downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our business and the availability of future financing.

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

  Dependence on Few Customers and the Loss of any of them can Cause a Significant Impact over our Operations

  The Company's marketing strategy is to develop long-term relationships with customers that will purchase the Company's production year after year. In 2006, the Company's three largest customers accounted for approximately 55% of its sales (by volume). See "Market Overview — Markets and Customers". The Company believes that the loss of any of these customers would have a material adverse effect on the Company's results of operations.

  Item 4.               Information on ARACRUZ

  A.            History and Development of Aracruz

  We conduct our operations under our legal and commercial name, Aracruz Celulose S.A.. We are a corporation (sociedade anônima), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, we operate under the provisions of the Brazilian corporate law. Our headquarters and main operating unit are located at Rodovia Aracruz - Barra do Riacho, Kilometer 25, Municipality of Aracruz, State of Espírito Santo, Brazil, and its telephone number is 55-27-3270-2122. Our principal office is located at Av. Brigadeiro Faria Lima, 2277, 4th floor, 01452-000 São Paulo, State of São Paulo, Brazil, and our telephone number is 55-11-3301-4111. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, NY 10011. We maintain an Internet website at www.aracruz.com.br. Information contained on our website is not part of, or incorporated by reference into, this annual report.

  Aracruz Florestal S.A., or AFSA, our predecessor, was incorporated in 1967, for an unlimited duration, to plant eucalyptus forests. AFSA became a subsidiary of Aracruz in 1972 when Aracruz was incorporated, and on July 20, 1993, AFSA was merged into Aracruz.

  We commenced pulp production operations in September 1978, using a single production line ("Fiberline A") with a nominal production capacity (i.e., the production capacity for which the mill was designed) of approximately 400,000 tons of pulp per year. In early 1991, we completed an expansion plan, known as the 1991 Expansion Project, which added a second production line ("Fiberline B"). This increased the nominal capacity of the Barra do Riacho Unit to approximately 1,025,000 tons per year. In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From October 1995 to December 1998, we implemented the Modernization Project, which increased the Barra do Riacho Unit nominal capacity to 1,240,000 tons per year, as well as our production efficiency.

  We own 51% of Portocel Terminal Especializado de Barra do Riacho S.A., the company that operates the port terminal of Barra do Riacho, since January 1985. The remaining 49% of Portocel is owned by Celulose Nipo-Brasileira S.A - CENIBRA, another pulp manufacturer and one of our competitors. From the privatization of the port terminal in 1985 until 2006 Portocel increased its storage capacity from 45,000 to 217,000 tons.

  In 1998 we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A. (currently known as Aracruz Produtos de Madeira S.A., or APM), a joint venture between Gutchess International Inc. and Aracruz created in 1997 for the production of solid wood products. In October 2004 we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyerhaeuser Corporation. APM’s domestic sales policy remained unaltered and its overseas sales continued to be Weyerhaeuser’s responsibility. We currently own one third of the shares of APM. See “—Business Overview—Aracruz Produtos de Madeira.”

  In June 2000, our board of directors approved another expansion of the nominal production capacity of the Barra do Riacho Unit by 700,000 tons per year, known as the Fiberline C Expansion Project. The Fiberline C Expansion Project involved the addition of a new pulp line and certain other modifications to existing equipment at the Unit in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, reaching full capacity in 2003. See “—Business Overview—Fiberline C Expansion Project.” The production volume resulting from the Fiberline C Expansion Project required an increase in the Company's forest base of approximately 65,200 hectares of eucalyptus plantations. To meet this demand, in June 2000, the Company acquired Terra Plana Agropecuária Ltda., with assets comprised of 19,000 hectares of land appropriate for planting eucalyptus trees. From July 2000 through December 31, 2001, the Company acquired approximately 44,000 additional hectares of land in a number of separate transactions. Additionally, in September 2002, Bahia Sul and the Company signed, jointly with Companhia Vale do Rio Doce and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and the Company of forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests. The Company also entered into a three-year wood supply contract with Veracel to provide a total of up to 3.85 million cubic meters of wood for the Fiberline C Expansion Project until the new plantations reach maturity for harvesting. This contract terminated in the first half of 2004. During 2004, we were able to meet approximately 62% of our wood fiber requirements from our own eucalyptus forests. In 2005 and 2006 we met approximately 90% and 91%, respectively, of our wood requirements from our own eucalyptus forests. In 2007 we expect to meet approximately 88% of our wood requirements from our own eucalyptus forests, due to the increase of wood coming from the Forestry Partners Program. The participation of this source of wood will be about double of what we had in 2006, according to our long term wood supply planning.

  Our board of directors approved in December 2005 another investment at the Barra do Riacho Unit known as Barra do Riacho Unit Optimization. The project is intended to improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements will be made by modifying and/or replacing equipment at Fiberlines A, B and C, leading to a sustainable increase in nominal capacity of 200,000 tons/year. The plant investment is estimated at US$ 192 million, or US$ 960/ton, with US$ 52 million already spent in 2006 and US$ 140 million expected for 2007, with 80% of the items produced domestically and 20% imported. Full capacity (of 2.3 million tons/year) should be attained within a period of 36 months, in increments of 130,000 tons in 2007; 50,000 tons in 2008; and 20,000 tons in 2009, totaling 200,000 tons.

  On October 10, 2000, we acquired a 45% stake in Veracel, a joint venture to grow eucalyptus trees on plantations and to build a pulp mill. On January 31, 2003, the Company acquired an additional 5% stake in Veracel, bringing its total stake to 50%. The remaining 50% interest in Veracel is owned by Stora Enso OYJ ("Stora Enso"). Veracel grows eucalyptus on plantations in the State of Bahia, which has diversified the sources of the Company's supply of wood for the Barra do Riacho Unit. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit's operation and (ii) the opportunity to expand the Company's business in the future from an operational base in Bahia that can potentially replicate its accomplishments in the State of Espírito Santo. In May 2003, the Company and its joint venture partner decided to invest an additional US$940 million in Veracel to build a 900,000-ton capacity mill (the "Veracel Mill") for the production of BEKP in the State of Bahia. Construction of the Veracel Mill was started at the beginning of the second half of 2003, and the mill start up was in May 2005. A total of US$1.24 billion was committed to the project.

  The Veracel pulp mill, from the cornerstone to the start-up at the beginning of May 2005, took 22 months to be completed. On November 6, 2005, the Veracel pulp mill officially attained its design capacity. The so called “learning curve phase” was considered completed after the mill had produced for 30 consecutive days at an average output of 2,543 tons per day. This was achieved 174 days after the mill's start-up. The quality curve had already been achieved in June 2005, when a level of over 97% of prime grade product had been continuously recorded for a period of 30 days. Both accomplishments represent world records for a greenfield pulp mill and are two major achievements in the successful development of the Veracel project. The year 2006 was the first full year of operation, with pulp production at a total of 975,150 metric tons, 8% above the annual nominal capacity of 900,000 metric tons, with 468,348 tons being purchased by the Company as it share. The output of the new plant has been sold basically to the controlling shareholders, in the same proportion as their shareholdings (50% each).

  The Veracel mill has the world’s lowest production cost for bleached eucalyptus market pulp, due to its modern equipment, low average forestry operations radius (50 km) and high forest productivity, and is one of the largest single-line pulp production facilities of its type in the world. The project makes use of modern equipment, control systems and processes to preserve the quality of the environment.

  Because of its location - distant from large urban centers - Veracel’s mill contributed to the creation of jobs and income in a region where there are currently few opportunities.

  On May 30, 2003, the Company acquired all of the capital stock of Riocell S.A. ("Riocell"), a major producer of BEKP, from Klabin S.A. for a purchase price of US$567 million. Riocell owned and operated a BEKP pulp mill (the "Riocell Mill") with a capacity of approximately 400,000 tons per year and owned approximately 40,000 hectares of eucalyptus plantations in the State of Rio Grande do Sul. On January 7, 2004, Riocell was merged into the Company and the Riocell Mill and related forestry assets are now operated as the Company's Guaíba Unit. On September 15, 2004 the Company announced the Guaíba Unit Optimization. The systems involved in the modernization of the Guaíba Unit went into operation in November 2005. The optimization project allowed additional production of 30,000 tons in 2006, bringing the Guaíba Unit’s nominal capacity to 430,000 tons/year. In June 2006, the Company announced that preliminary studies have been completed regarding the feasibility of the future expansion of the production capacity at its Guaíba Unit by 1.3 million tons/year, which would raise the mill’s total capacity to approximately 1.7 million tons/year some time between 2010 and 2015. The effective implementation of the expansion project is still dependent on future deliberations of the Company’s Board of Directors, which will take into consideration, among other things, the prevailing economic situation and market, infrastructure and licensing conditions at the time. See " Business — Guaíba Unit".

  Capital Expenditures

  The Company's capital expenditures for 2006, 2005 and 2004 were US$ 301.0 million, US$147.9 million and US$94.5 million, respectively.

  The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2004	2005	2006
	(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land purchase)	US$68.1	US$71.4	US$219.1
Improvements/industrial investments	20.9	66.8	67.3
Other	5.5	9.7	14.6
Total	US$94.5	US$147.9	US$301.0

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

  During the year 2006, we invested approximately US$301.0 million, of which US$113.1 million was devoted to forest, US$80.5 million to land purchases, US$25.5 million to other forestry investments, US$23.4 million to ongoing industrial investments, US$43.9 million to Barra do Riacho and Guaíba Unit Optimization and US$14.6 million to other projects.

  During 2007, the Company expects to invest approximately US$280 million related to industrial, forestry and other investments. Funding for these investments will derive mostly from the Company's own cash generation.

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

  During 2006, we produced approximately 2,616,000 tons of BEKP (3,104,000 tons including 50% of Veracel's pulp production), an 11% increase compared to 2005, representing an estimated 13% of the total worldwide production capacity of hardwood market pulp and 26% of the worldwide production capacity of BEKP for 2006. In 2006, eucalyptus accounted for an estimate of approximately 49% of the total worldwide production capacity of BHKP. In 2006 and 2005, sales to customers located outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our sales volume. See "Market Overview — Markets and Customers" and "Competition".

  In 2006 Aracruz’s sales volume totaled 2,547,000 tons of eucalyptus pulp (3,021,000 tons including 50% of Veracel) compared to 2,423,000 tons in 2005 (2,605,000 tons including 50% of Veracel) and 2,450,000 in 2004.

  In 2006, we sold US$1,680.8 million of eucalyptus pulp compared to US$1,345.2 million in 2005 and US$1,167.1 million in 2004.

  From 1979 to 2006 our pulp production volume had a compound annual growth rate of 9% per annum and it is expected to reach a total pulp production volume of 3,150,000 tons (including 50% of Veracel’s pulp production) in 2007.

  In December 1999, we moved our headquarters from Rio de Janeiro to the Municipality of Aracruz, in the Brazilian coastal State of Espírito Santo, where part of the Company's production facilities is located. In 2005 we moved our executive offices from Rio de Janeiro to São Paulo, where we maintain our financing, administrative and trading activities. Our production facilities consist of the Barra do Riacho Unit in Espírito Santo State, which has three production units each with two bleaching, drying and baling lines, the Guaíba Unit, located in the municipality of Guaíba, State of Rio Grande do Sul, where we operate a high-tech mill with capacity to produce approximately 430,000 tons of BEKP, and Veracel, located in the municipality of Eunapolis, State of Bahia, where we have a 50% stake. Our production facilities are equipped with advanced environmental protection resources.

  The Barra do Riacho Unit’s area totaled 359,000 hectares at the end of 2006, of which 212,000 ha were plantations and 126,000 ha were native reserves. At the Guaíba Unit, there were approximately 104,000 ha of total forestry area, of which 66,000 ha were plantations and 28,000 ha were native reserves. All told, Aracruz maintains a ratio of 1 hectare of native reserves for each 1.8 ha of plantations. Despite the condition of self sufficiency in wood requirements, the company managed to have other sources of wood supply from the Forestry Partners Program, which celebrated its 15th anniversary in 2006. In 2006, the total wealth of the program was almost US$29 million, which was generated from more than 3,000 contractors with small, medium and large farms covering nearly 81,000 hectares of private farm property. The program contributes to the generation of rural jobs, encourages the utilization of otherwise idle land, boosts and diversifies farm income, and at the same time ensures the Company an alternative source of wood supplies. The program helps reduce the pressure exerted by certain sectors of society, to cut down native forests in order to obtain lumber for other purposes, such as charcoal and firewood.

  The Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho, which we own 51%.

  We believe that we are one of the lowest-cost producers of bleached kraft market pulp in the world. Our low production costs relative to some of our competitors are due to a number of factors, including:

  •               economies of scale,

  •               advanced forestry techniques in managing the processes of planting,

  •               growing and harvesting of our trees,

  •               a comparatively short harvest cycle of our trees, and

  •               lower energy and chemical costs.

  During 2006, we were able to meet 91% of our wood fiber requirements from our own eucalyptus forests. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years after plantation, while harvest cycles for other types of hardwood trees in the southern United States, Canada and Scandinavia can range from 25 to 70 years. Harvest cycles for our principal non-Brazilian competitors in the eucalyptus pulp market, which are located in Spain, Portugal and Chile, are approximately eight to ten years. See " Raw Materials — Wood" and " Competition". We internally produce approximately 98% and 77.2%, in Barra do Riacho and Guaiba Units, respectively, of our electrical energy requirements, mainly from by-products of our pulp production process, and recycle the greater part of the chemicals used at the Units. See “—Raw Materials—Energy.”

  Business Strategy

  By the end of 2006 Aracruz updated its mission, vision and business principles as follows:

  Mission:

    To offer products obtained in a sustainable way from planted forests, generating economic, social and environmental benefits and, in this way, contributing to people's well-being and quality of life.

  Vision:

    To be acknowledged as leader in the global pulp market.

  Business Principles

  Our decisions and actions are based on ethical values and observe the following business principles, which also guide our Code of Conduct:

  Integrity

  We have a commitment to integrity:

    acting with fairness and honesty;

    respecting human rights;

    complying with legislation, internal rules, agreements and commitments;

    continuously seeking the best corporate governance practices;

  rejecting  any form of corruption or illegality.

  Commitment to shareholders

  We create value for all shareholders, focusing on operational excellence:

  investing in continuous improvement and innovation throughout our operations;

  seeking to maximize return on investments;

  increasing the scale of our business;

  managing risks and pursuing a continuous reduction in the cost of capital.

  Customer focus

  We value long-term relationships:

  offering products that satisfy customer needs;

  guaranteeing the safety of our products and the reliability of their supply;

  investing in product development.

  Valuing our employees

  We value our employees:

  fostering a safe, healthy and motivating work environment and rejecting discrimination of any kind;

  respecting freedom of association;

  offering opportunities for professional and personal development;

  fostering professional growth based on merit;

  encouraging active citizenship;

  seeking to constantly improve quality of life.

  Valuing our stakeholders

           We cultivate relationships of mutual trust with our stakeholders:

    seeking engagement and cooperation;

    being sensitive to their aspirations and concerns;

    using dialogue as the first priority to resolve conflicts;

    respecting diversity and freedom of opinion and expression;

    being transparent in our actions and communications.

    Harmony with the environment

  We act in harmony with the environment and we contribute to its protection:

      using natural resources in a sustainable manner;
      adopting modern technologies and practices to make our operations more efficient and to minimize their impacts;
      contributing to the preservation of biodiversity.
    Social responsibility

  We take our corporate social responsibility seriously:

      disseminating knowledge and fostering the sustainable development of communities;
      establishing partnerships, investing in projects and nurture networks with the private sector, civil society organizations and the public sector;
      contributing to the improvement of public governance;
      supporting and strengthening the partners in our supply chain.

  We encourage our business partners to adopt these principles, as we strive for the sustainability of our supply chain.
  Moreover, following up actions that were initiated in 2005, during 2006 additional measures were adopted to enhance the Code of Ethics accuracy and to assure the more structured performance of our various management bodies, with the following highlights:

    The approval of Internal Regulations for the Executive Officers, the Board of Directors and each one of the committees that support the Board of Directors, in a manner that increases their effectiveness.
    The setting up of a Disclosure Committee whose main objective is to establish guidelines for the disclosure of results and financial, accounting and audit reports.
    The restructuring of the Sustainability Committee, which now is composed of representatives of the shareholders and independent members.
    The approval of a proposal to improve the structure of the Company’s regulations, seeking to more clearly establish hierarchies and levels of approval of the documents that orient our operations.

  Also, in 2006 the Company made progress in the implementation of its strategy of combining sustainable growth with continuous efforts to boost operational excellence. Our strategic objective is to substantially increase Aracruz’s share of the global hardwood pulp market over the coming years and to continue to be one of the lowest cost producers in the sector, adding value for shareholders and other stakeholders.
                  Listed below, can be seen some of the projects that contributed to implement our business strategy:

  ·              Economies of scale resulting from new capacity increases. Following the modernization of Fiberlines A and B, and the Excellence Project, both carried out in 1998, which improved Aracruz's operational efficiency and enabled the Company to reduce costs, and the Fiberline C Expansion Project, which in the middle of 2002 increased our nominal production capacity to over 2,000,000 tons per year, Aracruz continued to deliver growth through the acquisition from Klabin S.A., in 2003, of Riocell, with its updated nominal production capacity of approximately 430,000 tons of bleached eucalyptus market pulp and 50,000 tons of printing and writing paper, and through the Veracel project, a pulp mill for the production of bleached eucalyptus kraft market pulp in Eunápolis, in the State of Bahia, with a nominal capacity of 900,000 tons per year, which started up in May 2005. In mid 2004, Aracruz's Board of Directors approved the Guaíba Unit optimization project, which improved operational efficiency and enabled the Unit to increase its nominal capacity from 400,000 to 430,000 tons per year. Those Projects rely on our technology advances and benefit from our existing overhead and management structure, which has absorbed the new activity without significant additional fixed costs. These enhancements will enable us to reduce pulp costs and improve quality levels in the new production unit. Following the same value drive, the company approved in 2005 the Barra do Riacho Unit Optimization Project that will increase the nominal capacity of the three existing Fiberlines by 200,000 tons.

  ·       Improvements in forestry technology using advanced genetic techniques, which will result in an increase in the forest yield. As a result of the ongoing forest improvement program, we planted new eucalyptus clones in 2004 and 2005 that display greater pulp potential productivity per hectare as well as wood quality that is better suited to the requirements of our customers. The performance of these clones was monitored throughout the year 2005, confirming they are superior to the ones belonging to the previous generation. We made progress in forest sustainability, especially regarding the most effective use of water and nutrients, soil conservation and maintenance of biodiversity.
  ·       Optimization of transportation logistics. Transportation of wood to the mills comprises a large portion of the cost of our pulp production. Improvements in transportation logistics and costs are a priority for the Company. At the end of 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems—Maritime and Rail—, the main objective of which is to enhance logistics and further integrate our Mill-Port-Forest system. In 2005, coastal shipping delivered 17% of the total wood consumed at the Barra do Riacho Unit. With the entry into service in October, 2005 of another tug and barge, the annual shipping capacity is expected to reach 2.9 million tons in the following years, representing 46% of total wood transportation. As part of the complete system learning curve process it has already reached about 1.9 million tons in 2006, representing some 24% of the wood consumed at Barra do Riacho. In 2007, due to the first planned dry-docking of the tug and barge deployed in 2003, it is expected that the system delivers 2.1 million tons. Each barge has a wood-carrying capacity of approximately 5,000 tons. As well as optimizing transport costs, their use eliminated some 76,000 truck journeys along the BR 101 highway in 2006, reducing traffic on the road and cutting emissions of greenhouse gases as a result of lower fossil fuel consumption.
  ·       Improve business process management with state-of-the-art information technology in order to improve efficiency and reduce costs. We use mySAP.com(R) platform supplied by SAP to control, simplify and integrate our business process within all our sites and also to implement connectivity with our customers and suppliers. In 2006 we made improvements in all our applicable systems in order to comply with Sarbanes-Oxley requirements. In 2007 we are starting to update ERP mySAP.com. version in order to optimizing processes and add new functions.
  ·       Increase competitiveness. The competitiveness of our business operations, combined with our significant cash generation capabilities, has led us to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations either through acquisitions or expansion of existing capacity, and/or further acquisitions of additional forests.

    Enterprise risk management (ERM). The Company is developing its Sustainability Plan, which comprises ERM, a wide and structured framework of  the main corporate risks of the company. Following the best practices of Corporate Governance, the Company seeks to have full control of its main corporate risks that may cause financial or intangible impacts. The methodology used by the Company considers an evaluation of impact and probability under a conservative but realistic approach, being that such system has been building up through technical workshops involving the main areas of the Company.

        Investment grade. The company obtained an investment grade rating in foreign currency from Moody’s (Baa3) and Fitch (BBB) in the early part of 2006, to add to that received from Standard & Poor’s (BBB-) at the end of 2005. This achievement positioned Aracruz among a select group of companies in Brazil,  which improved the company’s risk perception, what could result in an important reduction of Aracruz cost of capital and, consequently, value added to the shareholders.

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

  In May 2003, Stora Enso and we approved the construction of Veracel’s pulp mill for the production of  BEKP in Eunápolis, in the State of Bahia (“Veracel Project”). The mill was projected to have a nominal capacity of 900,000 tons per year and the overall investment was budgeted at US$1.30 billion. Veracel operations started in May, 2005 and reached full capacity 174 days thereafter, in the beginning of November 2005, setting a new world record for learning curve achievement. During 2006 Veracel produced 975,150 tons of pulp and it is expected to produce 1,000,000 tons in 2007, figuring among the largest and most advanced single-line pulp mills in the world.

  The Veracel Project has obtained commitments for long-term direct funding from development banks in the amount of approximately US$650 million, being US$500 million from BNDES and US$150 million from the European Investment Bank (EIB) and the Nordic Investment Bank (NIB). The funding of the Veracel Project consists of 5% internal cash generation, 42% equity and 53% loans from Brazilian and international development agencies. The Company is a several guarantor of 50% of the indebtedness incurred by Veracel, including indebtedness in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At December 31, 2006 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$420 million.

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

  In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders’ agreement, or the Veracel Shareholders’ Agreement, which set forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel. In connection with the further acquisition by us and by Stora Enso, on equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003 and as a consequence of the Implementation Decision adopted by the remaining shareholders, the Veracel Shareholders’ Agreement was amended. The amended Veracel Shareholders’ Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice is given by any party to the Veracel Shareholders’ Agreement. The Veracel Shareholders’ Agreement will terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Veracel Shareholders’ Agreement provides that Veracel will at all times during its term have a board of directors comprised of 6 (six) members, of which (i) 3 (three) will be elected from individuals appointed by Stora Enso and, (ii) 3 (three) will be elected from individuals appointed by us. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) will each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. The Veracel Shareholders’ Agreement also provides that neither we nor Stora Enso may transfer (which includes the creation of liens) any of their respective common shares of Veracel to non affiliated entities other than after the second anniversary of the start-up of Veracel’s pulp mill. Either of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations. The Veracel Shareholders’ Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Veracel Shareholders’ Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Veracel Shareholders’ Agreement also provides that we, so long as either we or any of our subsidiaries is a shareholder of Veracel, shall not acquire (or caused to be acquired) any interest in real property in the core are of Veracel. The same covenant applies to Veracel with respect to real property in our core area.

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
  Guaíba Unit

  On June 30, 2003 the Company announced that it had acquired Riocell S.A. ("Riocell") from Klabin S.A., which operated the Riocell Mill situated in Guaíba, Rio Grande do Sul, in the south of Brazil, for a purchase price of US$567 million. As a consequence, Riocell was included in the financial information of the Company at and for the year ended December 31, 2003. On January 7, 2004, Riocell was merged into the Company and is now operated as the Guaíba Unit of the Company.

  The nominal production capacity of the Guaíba Unit is approximately 430,000 tons of BEKP and 55,000 tons of printing and writing paper, equipped with advanced environmental protection resources. The Guaíba Unit has approximately 104,013 hectares of forest and other land and 6,500 hectares of plantations are kept in association with third parties. The average distance of the wood supply to the mill is approximately 112 kilometers.

  The Guaíba unit is fully integrated into Aracruz: human resources, information technology, systems and processes. Several synergies were obtained mainly in logistics, sales and operations.

  In November 2005 we started up the project to upgrade the Guaíba Unit’s industrial facilities, improving production capacity from 400,000 tons to 430,000 tons of BEKP. The overall investment amounted to US$29.7 millions and the results are better than expected, as demonstrated in 2006 when production reached 435,979 tons. In June 2006, the Company announced that preliminary studies have been completed regarding the feasibility of the future expansion of the production capacity at Guaíba Unit by 1.3 million tons/year, which would raise the mill’s total capacity to approximately 1.7 million tons/year some time between 2010 and 2015. The effective implementation of the expansion project is still dependent on future deliberations of our Board of Directors, which will take into consideration, among other things, the prevailing economic situation and market, infrastructure and licensing conditions at the time.

  Aracruz Produtos de Madeira

  As part of our earlier strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., (“APM”), which then became our wholly owned subsidiary. APM's high-tech hardwood lumber sawmill, which is located in the State of Bahia, was commissioned in the first quarter of 1999 and sales of its products began during the third quarter of 1999. APM manufactures and markets Lyptus®, a new concept renewable, high-grade hardwood lumber produced using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes. The sawmill has a nominal production capacity of 44,000 cubic meters per year. As of December 31, 2006, APM had nominated 11 sales representatives in major furniture markets in Brazil and was supplying an industrial customer base of nearly 150 manufacturers.

  Having consolidated the production process and trained its workforce during the preceding two years, in 2001 APM sought to expand the presence of its Lyptus® brand of high-quality sawn wood in domestic and international markets while ensuring that its quality standards were maintained. In 2001, APM established a commercial partnership with the U.S.-based Weyerhaeuser Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus® in the North American markets. This new partnership arrangement gave APM access to over 70 Weyco points of sale in the U.S. and Canada, increasing the presence of Lyptus® in one of the largest markets in the world for high-quality hardwood. The first shipments to Weyco took place in the months of May and August 2001. We have expanded the 2001 agreement with Weyco to extend sales of Lyptus® to the European and Asian markets, thus assuring the presence of the product in over 100 points of distribution in those regions.

  In 2004, 2005 and 2006, 30%, 40% and 50%, respectively, of APM's total production was exported. In 2004, 2005 and 2006 export sales accounted for 61% , 65%, and 71%, respectively, of the revenues of APM.

  Consistent with the strategies set forth above, in October 2004 we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of US$18.6 million. We currently own one third of the shares of APM and have certain voting rights as set forth in the APM Shareholders' Agreement.

  The Board of Directors of APM approved in February 2004 a five year business plan, which comprises the expansion of the sawmill nominal production capacity to 95,000 cubic meters per year and investments in the amount of up to US$10.3 million, of which US$1.35 million have been invested in 2005. In 2006 were invested US$ 72 thousand.

  Barra do Riacho Unit Optimization Project

  Barra do Riacho Unit began its operations in 1978 with a nominal capacity of 400,000 tons in Fiberline A. In 1991 through the duplication of capacity, the Fiberline B started operations with an additional of 525,000 tons. In 2002 our third line, Fiberline C, was started with a nominal capacity of 700,000 tons. During the last 27 years, through many debottlenecking and modernization projects, Barra do Riacho Unit achieved a total production capacity of 2,130,000 tons per year.
  The Barra do Riacho Unit Optimization Project will improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements will be made by modifying and/or replacing equipments at Fiberlines A, B and C leading to a sustainable increase in nominal capacity of 200,000 tons per year.

  The plant investment is estimated at US$192 million, or US$960 /ton, with 80% of the items produced domestically and 20% imported. Land purchase will not be needed. The incremental wood volume will be provided basically by (1) reduction in average age of current forestry base and (2) forestry productivity increase through forestry management implemented in 1999.

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

  Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1996 to 2006. Over the same ten-year period, the annual rate of growth in demand for bleached eucalyptus pulp was estimated at 7%, while the annual rate of growth in demand for hardwood pulp during the same period was estimated at 4.6% and the market for softwood pulp for the same period was estimated at a 3.0% annual rate.

  Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 49% in 2006) primarily due to its high quality, and because of properties, such as its softness, opacity and printability.

  International Markets

  From 1996 to 2006, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 4.3% per year, from 15.6 million tons to 23.8 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 5.8 million tons from 2000 to 2006. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 14.3 million tons in 1996 to 22.6 million tons in 2006. Consumption of market pulp is concentrated mainly in Europe, North America and Asia.

  The charts below show the demand for bleached hardwood by region:

Total Bleached Hardwood Demand By Region
	2002		2003		2004		2005		2006
	tons	% total	tons	% total	tons	% total	tons	% total	tons	% total
NORTH AMERICA	2.750.000	15%	2.725.000	14%	2.730.000	13%	2.915.000	14%	2.960.000	13%
EUROPE	7.915.000	43%	8.485.000	43%	9.010.000	43%	9.070.000	43%	9.715.000	43%
ASIA	6.830.000	37%	7.530.000	39%	8.205.000	39%	8.255.000	39%	9.065.000	40%
TOTAL WORLD	18.340.000		19.545.000		20.810.000		21.075.000		22.575.000

  Source: PPPC - Oct, 2006.

Aracruz Sales and Market Share By Region
	2002		2003		2004		2005		2006
	tons	%Share	tons	%Share	tons	%Share	tons	%Share	tons	%Share
NORTH AMERICA	623.000	23%	690.000	25%	833.000	31%	909.000	32%	1.016.000	34%
EUROPE	637.000	8%	765.000	9%	1.044.000	11%	1.044.000	12%	1.175.000	12%
ASIA	280.000	4%	470.000	6%	540.000	7%	510.000	6%	757.400	8%

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

  In the beginning of 2004 prices were depressed, but with the pick up of paper demand and adequate inventories, prices were able to reach its peak by June and July at US$595 (North America delivered). In the middle of third quarter the absence of the Chinese buyers in the market once more depressed prices which ended 2004 at US$555 (North America delivered).

  The increase in demand in 2005, combined with pulp mill closures permitted the implementation of price increase in the year which reached list price of US$635 per ton (North America delivered) in April and sustained itself throughout the year.

  The same trend of mill closures and strong demand for hardwood pulp observed in 2005 continued throughout the year of 2006. This combination resulted in a tight supply and demand ratio allowing price increase implementation. Regarding BEKP, prices evolved from US$635 per ton in January to US$715 per ton (North America delivered) in December 2006.

   The following chart shows, for the periods indicated, average annual prices for BEKP produced by us as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

  BEKP -NBHK - SBHK List Prices

  North America Delivered (US$/ton)

  (Note: prices are expressed as simple arithmetic average for the year)

  Sources: For all eucalyptus pulp prices and for 2000 southern and northern hardwood pulp prices, the Company’s databank; for 2001 northern and southern hardwood pulp prices, Hawkins Wright 2001; for 1988-99 southern and northern hardwood pulp prices, Hawkins Wright, November 2000. For 2002, 2003, 2004, 2005 and 2006 eucalyptus prices, the Company’s databank, and for southern and northern hardwood pulp prices, Hawkins Wright, December 2002, 2003, 2004 , 2005 and 2006.

  The market pulp industry has demonstrated a seasonality pattern along the years, which is strongly correlated with paper production. World paper production normally increases by the end of vacation in the Northern Hemisphere as well as during the period involving the Christmas and New Year celebrations. However, due to specific factors such as: pulp and paper machine closures, start up of new capacities, changes in the cost structure of the industry, and the increase of worldwide pulp demand, the seasonality trends observed in the pulp industry in the past can present some changes in the future.

  Domestic Market

  In 2004 demand remained almost flat reaching 518,742 tons, still reflecting a positive scenario in the paper segment which started in 2003. In 2005 total domestic market demand for bleached hardwood kraft reached 564,789 tons, resulting in an increase of 9% over 2004. Demand for bleached hardwood kraft market pulp in Brazil increased to 605,000 tons in 2006, resulting an increase of 7% over 2005. Economic growth together with increase in tissue demand and the stability of the printing writing market contributed to this result. In 2006, we supplied approximately 53,000 tons of the aggregated domestic demand for bleached eucalyptus kraft market pulp, compared to 40,000 tons in 2005 and 50,000 tons in 2004.

  The six largest Brazilian producers of bleached hardwood kraft market pulp are:

  ·      Aracruz Celulose S.A.,

  ·      Celulose Nipo-Brasileira S.A., or CENIBRA,

  ·      Votorantim Celulose e Papel S.A,

  ·      Suzano Papel e Celulose S.A.,

  ·      Jarí Celulose S.A., and

  ·      Lwarcel Celulose e Papel

  Together the six largest Brazilian producers accounted for 75% of total domestic sales in 2006, with Aracruz accounting for 9% of total domestic sales. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of Aracruz total sales volume in 2002, 2003, 2004, 2005 and 2006 as compared to 3% in 2001, as a result of our increase in sales in international markets and other producers increasing their own share of the Brazilian market. See “—Competition.” Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be correlated with international pulp prices.
  Eucalyptus Forests

  On December 31, 2006, we, not included Veracel Celulose S/A, owned approximately 462,528 hectares of forest and other land in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which 278,592 hectares are planted with eucalyptus forests. The average distance from our forest areas currently in use to the mills at Barra do Riacho Unit is 208 kilometers, while this distance at Guaíba Unit is 112 kilometers. Because of the cost of transportation, the average distance from the forest to the mill has an important effect on our cost structure, and we have sought to reduce the distance in various ways, including by accelerating the substitution of cloned trees with higher productivity near the mills, as discussed in “—Raw Materials—Wood.” We are always evaluating opportunities for acquiring land with forest closer to the mills in order to reduce the distance, and the associated costs of hauling wood, between the forest and the mills as well as any system of logistics that could reduce the cost of transportation, such as transportation by barges using our port facility in the state of Bahia. See “—Business Strategy”. Of the 462,528 hectares owned by us, approximately 278,592 hectares are currently used for the planting of trees to supply pulp production and solid wood production, approximately 154,325 hectares are reserved for preservation, approximately 19,655 hectares have been used in the construction of roads and the remainder is used for other activities. Brazilian law requires that 20% of our land, at any given time, either remain uncultivated with eucalyptus trees or planted with indigenous species.

  Throughout 2006, one of our principal objectives was to increase the Forestry Partners Program, for the establishment of new plantations to ensure the future supply of wood for our mills. During 2006 we established approximately 13,100 additional hectares of eucalyptus plantation through this program.

  At Barra do Riacho Unit we have a tree nursery capable of producing approximately 40 million seedlings per year and a research facility is located nearby as well. At Guaíba Unit our tree nursery was capable of producing 21 million in 2006 and there is an expectation of expansion in 2007 to up to 30 million.

  In 2006, we supplied 9.8 million cubic meter of wood to our pulp mills, of which 8.9 million cubic meter came from our own eucalyptus forests and 0.9 million cubic meters of wood were purchased from the market, including approximately 420,000 cubic meters purchased through the Forestry Partners Program.

  The Company pioneered the use of cloned seedlings from rooted cuttings, a method also known as vegetative propagation, to carry out large-scale planting of eucalyptus trees. This method of cloning results in trees whose fibers are extremely homogeneous, which the Company believes results in a more streamlined industrial process and higher quality pulp. Today, approximately 87% of the Company's eucalyptus forests are grown from this type of seedling. Rather than growing from seeds, clones are the "offspring" of asexual propagation. By means of this type of generation, the descendant receives the entire genetic code of the original tree. Accordingly, the risk of disease and pests can be lessened by choosing parent trees better adapted to the region. Other benefits of vegetative propagation include significantly lower bark per cubic meter of wood and "self-pruning" trees with fewer branches.

  Raw Materials

  Wood

  We rely exclusively on eucalyptus trees to meet our pulp wood requirements. Eucalyptus is a short-fibered hardwood that grows back from the stump after being cut, with each tree capable of regenerating twice. Eucalyptus trees are among the fastest growing trees in the world. Climate and soil conditions in Brazil allow for approximately six to seven-year eucalyptus tree harvest rotations as compared to eight to ten-year harvest rotations in Spain, Portugal and Chile. As part of our growth strategy, we have sought to eliminate the need for external sources of wood and to maximize both the yield and quality of fiber grown on our own plantations and in the Forestry Partners Program, through advanced forestry and tree-cloning techniques.

  Through the development of cloned trees selected on the basis of certain characteristics, we were able to reduce our wood consumption per ton of pulp produced from 3.9 solid cubic meters under bark in 1985 to 3.5 solid cubic meters in 2006. The optimal time to harvest our trees is six to seven years from the time of planting.

  Energy

  Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy. At the Barra do Riacho Unit approximately 98% of our electrical energy needs in each of the years 2005 and 2006 were met by burning by-products generated from the pulp production process compared with 79% in 1999. In 2006, at the Guaíba Unit, 77.2% of our electrical energy was generated internally using methods similar to the ones used in Barra do Riacho Unit and generation from coal. The remainder of our energy needs was met through purchases of electricity, fuel oil and natural gas from third sources.

  Chemicals

  We use several chemicals in the pulp bleaching process. The Company has significant dependence on certain chemicals and therefore adopts strong measures to mitigate it. Until December 1999, we maintained and operated an electrochemical plant on the same site as the mill at Barra do Riacho Unit to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.

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

  As part of the sale of the electrochemical plant, we and two subsidiaries of Nexen entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period. The agreement obligates us to provide a continuous supply of raw materials, primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to us, at competitive prices. The agreement includes clauses of performance incentives, such as sharing of productivity gains, preference prices and “take-or-pay” obligations pursuant to which we are committed to purchase from the electrochemical plant a volume of chemical products projected for six years from the date of the agreement. If, in a given year, we purchase volumes of chemical products in excess of the minimum agreed to volume, our obligations to purchase may be reduced in subsequent years. For the take‑or‑pay quantities, we will pay unit prices which equal cost plus a margin as determined in the contract. The agreement also may not be assigned by a party without the consent of the other party and includes provisions relating to: (i) the extension of the agreement for an additional 10-year period upon the agreement of both parties not less than two years prior to the expiration of the initial 25-year term, (ii) the suspension of service by each party, (iii) the termination of service and (iv) the termination of the agreement by a party upon 18 months’ notice that such party intends to permanently cease operation at its facility. In the event of termination of the agreement or a proposed sale by Nexen, the agreement provides that we have the right of first negotiation for the acquisition of the electrochemical plant. As a result of the sale, we no longer have responsibility for the electrochemical plant and, accordingly, any interruption of the operations of the electrochemical plant could require us to seek alternative sources in the market for certain chemicals essential to our production of pulp.

  The chemicals used in the pulp bleaching process in the Guaíba Unit, especially caustic soda, sodium chlorate, hydrochloric acid and chlorine dioxide, are also produced in an electrochemical plant located on site. The nominal capacities of such electrochemical plant are, respectively, 23,605 ton/year of caustic soda, 20,949 ton/year of chlorine, 9,900 ton/year of sodium chlorate, 9,000 ton/year of hydrochloric acid and 5,760 ton/year of chlorine dioxide.

  Water

  Water is required in the pulp production process and in the cultivation of seedlings. Water is primarily provided by several rivers, which feed into a 35 million cubic meter reservoir on the mill site in Barra do Riacho Unit. In the Guaíba Unit the water is provided by the Guaíba Lake, beside the mill. The reservoir in the Barra do Riacho Unit holds enough water to supply the mill’s needs for a five-year period in the event of a drought (based on statistical information regarding periods of very low rainfall). In the Barra do Riacho Unit wastewater undergoes a two-stage purification treatment process before it flows into the ocean, and in Guaíba Unit we have a four stage purification process before it flows into the Guaíba Lake.

  Beginning in the latter half of 1998, the State of Espírito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a project of public interest to obtain water from the Rio Doce river through an existing system of canals and rivers. The project was completed in June 1999 and now provides water for the local communities and for the industrial and chemical districts of the Municipality of Aracruz as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. During 2000 and the beginning of 2001, we made the necessary adjustments in the mill to receive the water supply from Rio Doce. The project was approved by federal, state and local authorities. In 2004 due to high average rainfall, we decided to temporarily close our Rio Doce river access. During 2005 and 2006 the mill sometimes needed to use the water from Rio Doce due to maintenance of the river access.
  The Units

  Our principal pulp mill, located in the State of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world.

  In 1994, we increased our effective production capacity from 1,025,000 tons to 1,070,000 tons per year through system upgrades and productivity gains. From 1995 to 1999, we invested in the Modernization Project in Barra do Riacho Unit, successfully increasing the nominal production capacity of that mill to 1,240,000 tons of pulp per year. After the Fiberline C Expansion Project, which resulted in the construction of the mill’s third production unit,  the nominal capacity of the Barra do Riacho Unit increased to 2,000,000 tons. The total production of that mill was 1,656,000 tons in 2002, 2,031,000 tons in 2003, 2,093,000 tons in 2004, 2,134,000 tons in 2005 and 2,180,000 in 2006, representing approximately 10% of the total worldwide bleached hardwood kraft market pulp production capacity.

  We also have a pulp mill in our Guaíba Unit which production capacity is of approximately 430,000 tons of BEKP per year, after full implementation of the project to upgrade the Guaíba Unit’s industrial facilities. - See "B - Business Overview - Guaíba Unit".

   The Company's total production in 2006 was 2,616,000 (comprising the Barra do Riacho Unit and the Guaíba Unit) and 3,103,600 tons including 50% of Veracel's pulp production (versus 2,786,000 tons in 2005), representing approximately 13% of the total worldwide bleached hardwood kraft market pulp production capacity.

  The production facilities in the State of Espírito Santo and Rio Grande do Sul consist of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging, warehousing facilities and a fully computerized control system that continuously monitors the entire production process. The Barra do Riacho Unit and the Guaíba Unit mills’ pulp systems have, respectively, five steam turbines and three steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on sites. In Barra do Riacho Unit a tree nursery capable of producing approximately 40 million seedlings per year and a research facility are located nearby. At Guaíba Unit our tree nursery was capable of producing 21 million in 2006 and there is an expectation of expansion in 2007 to up to 30 million. The Barra do Riacho Unit electrochemical plant, which was transferred in December 1999 to Nexen and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. The Guaíba Unit also has an electrochemical plant located within its boundaries. For a discussion of the sale of our electrochemical plant to Nexen, see “—Raw Materials—Chemicals.”

  Pulp Production

  When operating at full capacity, the Barra do Riacho Unit mill can process over 23,000 solid cubic meters of timber each day and the Guaíba Unit mill can process 6,700 solid cubic meters of timber each day. The logs are either debarked in the forest or debarked at the mills using tumbling drums and then cut into chips, which are transferred by conveyors system to the digesters where they are mixed with chemicals and heated under pressure. During this chemical cooking process, the lignin and cellulose are separated. Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process. The used chemicals are removed at various stages of the production process and recycled within the plant. The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried. The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations, for exportation. Barra do Riacho Unit is served by a private port which is administered by Portocel (of which we own 51% of the shares) located approximately 1.5 kilometers from the mill, for shipments abroad. At Guaíba Unit a barge terminal is located in the Guaíba Lake, beside the mill, and the pulp is transported by barges to Rio Grande Port for shipment abroad. See “—Transportation.”

  In 2006 we produced only one type of pulp, that is ECF Pulp.

  Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. During 2006, we did not produce Standard Pulp. In 2005, 2004 and 2003 we produced 2,500 tons,  36,792 tons and 79,536 tons, respectively, of Standard Pulp. ECF Pulp, or Elemental Chlorine Free Pulp, is pulp bleached with lower levels of chlorine. ECF Pulp is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process (although recently we have detected a shift in environmental concerns away from the bleaching process to forestry management and efficient control). We first produced ECF Pulp in November 1990. During the period from 1991 to 1994, we equipped the Barra do Riacho Unit mill so that it would have the capacity to produce enough ECF Pulp to meet the growing demand for ECF Pulp. From 1993 to 1997, we produced 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, we were to produce 100% ECF pulp. See “—The Units.” During 2006, 100% of Barra do Riacho Unit production, or 2,180,002 tons, was comprised of ECF Pulp as compared to 2,132,018 tons during 2005 and 2,050,18 tons during 2004. During 2006 the production of ECF in Guaíba Unit was approximately 435,000 tons as compared to 417,000 tons in 2005.

  Transportation

  Wood from the forest areas is transported by trucks, railroads and sea barges (owned by independent contractors) to the mills for processing into pulp. The average distance from our forest areas currently in use to the mills at Barra do Riacho Unit is 208 kilometers, while this distance at Guaíba Unit is 112 kilometers.

  The pulp produced for export at Barra do Riacho mill is transported by truck from the mill to the port of Barra do Riacho (Portocel), which is located approximately 1.5 kilometers from the mill site. This port is used to hold and load pulp and provides us with convenient access to ocean transport vessels. The port is a modern facility that currently has the capacity to handle approximately 10.7 million tons of pulp per year, moving up to 4.5 million overseas. The port includes a warehouse capable of holding approximately 217,000 tons of pulp.

  We own 51% of Portocel, the company that operates the port of Barra do Riacho. The remaining 49% of Portocel is owned by CENIBRA, another pulp manufacturer and one of our competitors. We do not own any ships for transportation of our pulp.

  Our integrated, coastal wood shipment project was completed in December 2002. It involves an integrated tug and barge system and two port terminals. This sea transportation system links the extreme South of Bahia to the North of Espírito Santo. The port complex of Portocel, adjacent to the mill at Barra do Riacho Unit, receives wood from plantations in southern Bahia via an alternative transportation system that is more efficient and less pollutant than truck-based highway shipments. The first phase of the operation between Caravelas and Portocel, with annual capacity for transporting 5.1 million cubic meters of wood, began at the end of 2002.

  Another improvement to our wood transportation operations was the construction and start-up of a nearly 4Km-long rail spur used for unloading wood shipments directly at the mill’s yard. This improvement is important to optimize the receiving process of the wood that comes from North of Minas Gerais and other areas within the state of Espírito Santo.
  At the Guaíba mill, the pulp is exported through the port of Rio Grande. The pulp is transported by barge through the Lagoa dos Patos and the distance from the mill to the port is 160 nautical miles. To load the barges there is a terminal facility integrated to the mill.
  Markets and Customers

  Our main markets are in North America, Europe, Asia and Brazil. Our export sales are performed through our foreign subsidiary in Hungary. See - "Organizational Structure - Significant Subsidiaries". The company does not have any special sales method, such as installment sales. The relative geographic distribution of our sales by volume and percentages of total production were as set forth below:

	2002		2003		2004		2005		2006
	Tons	% of total	Tons	% of total	Tons	% of total	Tons	% of total	Tons	% of total
Europe	637.0	40%	813.7	38%	1,014.4	41%	1,122.3	43%	1,175.0	39%
North America	623.2	39%	767.8	36%	831.3	34%	909.3	35%	1016,4	34%
Asia	280.1	18%	509.0	23%	533.1	22%	510.8	20%	757,4	25%
Latin America	17.6	1%	21.4	1%	21.6	1%	8.4	1%	10	0%
Total Exports	1,557.9	98%	2,119.9	98%	2,400.4	98%	2,550.8	98%	2958,8	98%
Brazil	27.0	2%	37.1	2%	49.6	2%	39.7	2%	53,3	2%
Total	1,584,9	100%	2,149.0	100%	2,450.0	100%	2,590.6	100%	3012,1	100%

  Our average net prices per ton of eucalyptus pulp for 2002, 2003, 2004, 2005 and 2006 were US$418, US$453, US$458, US$497, US$542, respectively.

  In 2006, 2005 and 2004 approximately 2% of our sales volume was sold in the domestic market. One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year. Stable long-term relationships permit us to reduce our marketing expenses, to better understand our customers’ needs, and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical support to our clients. In 2006, our three largest customers accounted for approximately 55% of our sales, by volume. In 2005 and 2004, our ten largest costumers accounted for approximately 78% and 72% of our sales, respectively, and for those years our three largest customers accounted for approximately 54% and 44% of our sales, by volume, respectively. These customers include leading North American tissue manufacturers and leading global manufacturers of printing and writing paper. We believe that the loss of any of these customers could have a material adverse effect on our results of operations.

  In 2004, 2005 and 2006, demand for our pulp has been in line with our production capacity; however, we cannot guarantee that such balance between demand and production capacity will be maintained in the future. We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

  We have sought to diversify our sales among different market segments, such as consumer products (for example, tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

  The following table shows the breakdown by end uses of our pulp production in 2002, 2003, 2004, 2005 and 2006.

	2002	2003	2004	2005	2006
Tissue	57%	55%	55%	57%	57%
Printing, and Writing Paper	29%	26%	22%	22%	21%
Specialty Papers(1)	13%	18%	22%	21%	22%
Cartonboard	1	1	1	-	-
	100%	100%	100%	100%	100%

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

  Bleached Eucalyptus Kraft Market Pulp (BEKP)

  We are the largest producer and exporter of bleached eucalyptus kraft market pulp in the world. Our main competitors in this market are located in Brazil, Portugal, Chile and Spain and are listed by country (without any priority as to order) in the following table:

Producer	Country
Celulose Nipo-Brasileira S.A - CENIBRA	Brazil
Suzano Papel e Celulose S.A	Brazil
Jari Celulose S.A.	Brazil
Votorantim Celulose e Papel S.A.	Brazil
Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel)	Portugal
Celulose Beira Industrial S.A.	Portugal
CMPC Papeles S.A.	Chile
Celulosa Arauco y Constituicíon SA.	Chile
Empresa Nacional de Celulosas S.A.	Spain
Grupo Rottneros (Miranda mill)	Spain

  Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, CENIBRA, Empresa Nacional de Celulosas S.A., Suzano Papel e Celulose S.A., and Votorantim Celulose e Papel S.A) currently account for 57% of the total world production capacity of bleached eucalyptus kraft market pulp. Management estimates that in 2006, we accounted for 26% of the world production capacity of bleached eucalyptus kraft market pulp, 6% of the world production capacity of chemical market pulp and 13% of the world production capacity of bleached hardwood kraft market pulp.

  Bleached Hardwood Kraft Market Pulp

  To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America, Western Europe and the Scandinavian countries (Finland, Norway and Sweden), which in 2006 are estimated to have accounted for 70% in the aggregate, and 18%, 33%, 20% and 8%, respectively, of the world’s total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately, 2,352,000 tons during 2004, 2,156,000 tons in 2005 and 2,082,508 in 2006 while Brazilian producers sold approximately 5,237,000, 5,611,922 and 6,648,888 tons respectively, in such periods. Several of our competitors in this market are larger than we are and may have greater economic and other resources than we do.

  Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 4.3% per year from 1996 to 2006, totaling 23.8 million tons, and is expected to grow at an annual rate of 5.3% during the period of 2006 to 2010 (or approximately 5.5 million tons in total during this period). Approximately 93% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 11.7 million tons in 2006 to approximately 17.6 million tons in 2010. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 3.6% from 2006 through 2010, adding 3.5 million tons to the current demand.

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

  The States of Espírito Santo and Rio Grande do Sul require local manufacturing concerns to obtain various permits including operating permits for manufacturing facilities. Pursuant to state laws, state authorities are empowered to regulate a company’s operations by prescribing company‑specific environmental standards in such company’s operating permit. The operating permits require that we maintain certain emissions, effluent and waste disposal standards.

  On February 10, 1998, the State of Espírito Santo issued to us a two-year operating permit for Fiberlines A and B at Barra do Riacho Unit, which was renewed for an additional five years commencing on February 10, 2000. On July 1, 2002 the State of Espírito Santo issued to us a four-year operating permit for Fiberline C at Barra do Riacho Unit, valid until July 2006. Nevertheless, on May 6, 2005 the State of Espírito Santo issued to us a unified four-year operating permit for Barra do Riacho Unit (Fiberlines A, B and C), which is valid until May 2009. During 2002, supplemental environmental licenses were obtained for Fiberline C Expansion Project relating to our industrial installations.

  On June 20, 2005 the State of Rio Grande do Sul issued to us an operating permit for Guaíba Unit, valid until June 2009.

  Beginning in March 1997, we became subject to an environmental audit every three years in the State Espírito Santo. The audit is conducted by subcontracted auditors, approved by the Environmental Secretary of the State of Espírito Santo, or SEAMA. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001. The most recent audit was conducted in November 2004. In the State Rio Grande do Sul we became subject to an environmental audit every year, since the year 2002. The audit is conducted by subcontracted auditors, approved by the Brazilian Environmental Institute, or IBAMA. The audit has been regularly carried since 2002 and the most recent audit was conducted in December 2006.

  Our forestry activities are regulated by the Brazilian federal government and the governments of the States of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul. Our operating permit for our forest operations in Espírito Santo was renewed for a six-year period commencing on October 4, 2004. Since 2000, the Company has obtained from the environmental state agencies from the states Espírito Santo, Minas Gerais and Bahia 35 implementation and operational permits for implanting 327 projects accounting for 67,893 hectares of eucalyptus plantations. Although the licensing process in Rio Grande do Sul is not yet fully defined by the environmental agency, in 2006 there were 47 planting permits legally issued to Aracruz Celulose.

  We also entered into contracts with farmers in the State of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul pursuant to which the farmers have agreed to grow trees for sale to us. See "Eucalyptus Forests". Regarding our operating permit for the Forestry Partners Program, the licensing process for renewing it is under negotiation and we expect to conclude it during 2007.

  Plantings may be undertaken only pursuant to a plan presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of our landholdings, at any given time, must be preserved uncultivated or planted with indigenous species. We currently exceed this requirement, since such land accounts for approximately 33% of our total landholdings.

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

  In 1996, the State of Bahia granted us a permit for the location of APM, the sawmill company of which we currently hold 1/3 (one third) of the shares. In 1998, the State of Bahia granted an operating permit for APM, valid until August 2003. In June 2003, the State of Bahia renewed APM's operating permit, valid until June 2007. See “—Business Strategy.”

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

  We also obtained 327 project permits for forest plantations, of which 74 were incorporated in operating licenses issued by the Espírito Santo Agriculture, Cattle-Raising and Forest Protection Institute (IDAF), 235 were projects incorporated in installation licenses issued by the Bahia Environmental Resources Center (CRA-BA) and 18 projects approved for operating licenses by the Minas Gerais State Forestry Institute (IEF-MG).

  Aracruz's forest management is certified by the Bureau Veritas Quality International (“BVQI”) in the standard NBR 14789 - Principles, Criteria and Indicators for Plantation Forests of the Brazilian System of Forest Certification (CERFLOR/PEFC System), regulated by the National Institute of Metrology (INMETRO). The certification process for each defined scope includes certification audits, public meetings with local stakeholders participation, public reports publication and annual monitoring audits for the maintenance of the CERFLOR certificate.

  In October 2003, “BVQI” approved CERFLOR certification covering all of the Company's own plantations in the State of Bahia. The certificate emitted by INMETRO was received in March 2004. We initiated this certification process in August 2003, including pre-audit, initial audit and a certification audits. The certification audit was publicized through local radio stations and newspapers as well as the sending out of letters to more than 600 persons or entities. Five public meetings were held in respect of the Certification, with the presence of more than 300 persons. In October 2004 the first annual monitoring audit for the maintenance of CERFLOR certification in Bahia took place. The certification was maintained and a new public report was made available to the general public on the internet.

  The CERFLOR Certification for plantations in Espírito Santo State was approved by BVQI in June 2005. The certification process was initiated in November 2004 with the realization of six public meetings and an initial audit. The certification audit was held in January 2005. The audit report was made available for the public on the internet for 90 days. The certificate emitted by INMETRO was received in June 2005.

  In October 2005, we had the second annual monitoring audit for the maintenance of CERFLOR certification in Bahia and the first annual monitoring audit for the maintenance of CERFLOR certification in Espírito Santo State. In August 2005, we started the CERFLOR Certification for plantations in Rio Grande do Sul. Four public meetings were held in respect of this Certification, with the presence of more than 60 persons. The certificate emitted by INMETRO was received in May 2006. In September 2005, we started the CERFLOR Certification for plantations in Minas Gerais State. Two public meetings were held in respect of this Certification, with the presence of more than 100 persons. The certificate emitted by INMETRO was also received in May 2006.

  In 2006, the annual monitoring audits for the maintenance of CERFLOR certification in all States (Bahia, Espírito Santo, Minas Gerais and Rio Grande do Sul) were integrated, and took place in November 2006, and ended up with the maintenance of the certificates. Today, the total amount of certified area is 356,660 ha (212,340 ha of plantations) in Barra do Riacho Unit and 89,598 ha (57,430 ha of plantations) in Guaíba Unit.

  Also in 2006 "BVQI" granted to the Company the chain of custody certification for both Barra do Riacho and Guaíba Units. The chain of custody was certified by the "BVQI", in the standard NBR 14790 of the CERFLOR/PEFC System. This certification assures that at least 70% of the final product (pulp) come from certified forests.

  The Company presents, in the table below, its areas certified by CERFLOR:

Certified area (ha)
State	Municipalities	Original certified area: Total area (plantations) (database)	2004 Total area (plantations) (database)	2005 Total area (plantations) (database)	2006 Total area (plantations) (database)	2007 Total area (plantations) (database)
Bahia	Mucuri, Nova Viçosa, Prado, Alcobaça, Caravelas, Ibirapuã, Teixeira de Freitas e Vereda	166.089 (95.322) (12/09/2003)	166.089 (95.322) (12/09/2003)	166.685 (95.753) (31/07/2004)	170.922 (98.104) (31/07/2005)	172.348 (98.874) (31/10/2006)
Espírito Santo	Aracruz, Santa Teresa, Santa Leopoldina, Fundão, Serra, Sooretama, Vila Valério, Mucurici, Conceição da Barra, Linhares, Montanha, Pinheiros, São Mateus, Rio Bananal, Jaguaré e Pedro Canário	147.537 (93.778) (31/12/2004)	-	147.537 (93.778) (31/12/2004)	168.531 (107.218) (31/07/2005)	170.228 (106.837) (31/10/2006)
Minas Gerais	Nanuque e Carlos Chagas	13.617 (6.410) (31/07/2005)	-	-	13.617 (6.410) (31/07/2005)	14.083 (6.629) (31/10/2006)
Rio Grande do Sul	Guaíba, Barra do Ribeiro, Butiá, Arroio dos Ratos, Mariana Pimentel, Eldorado do Sul, Minas do Leão, Pantano Grande, São Jerônimo, Tapes, Charqueadas, Dom Feliciano, Barão do Triunfo, General Câmara, Triunfo, Sentinela do Sul, Cerro Grande do Sul, Cachoeirado Sul, Sertão Santana, Rio Pardo, Encruzilhada do Sul, Camaquã, Viamão e Porto Alegre	68.744 (44.192) (31/10/2005)	-	-	68.744(44.192) (31/10/2005)	89.598 (57.430)(31/10/2006)

  In October 2005 CERFLOR Certification has gained international endorsement through the Programm for the Endorsement of Forest Certification Schemes - PEFC Council, the global assessment organization for forest certification systems. Such endorsement attests that CERFLOR certification is an independent proof that the Company's certified plantations are subject to sustainable forest management preserving the ecological, social and economical functions of forests.

  Insurance

  We believe that our insurance coverage of our production facilities and forests is in line with Brazilian market and international pulp industry standards.

  Our forests are fully covered by insurance. The insurance limit was set at US$39 million for our forest areas based on the historically low rates of loss and the large spread of the risk.

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

  In 2005, following the same pattern and principals of the Company's risk management practices, Veracel was also granted the HPR seal of approval from FM Global, confirming the low levels of risk in its operations.
  C.            Organizational Structure
  Significant Subsidiaries

  Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company. The following table sets forth the significant subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2006:

	As of December 31, 2006
	Total Capital (in percentages)	Voting (in percentages)
Portocel Terminal Especializado de Barra do Riacho S.A.(1)	51%	51%
Mucuri Agroflorestal S.A.(1)	100%	100%
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1) (8)	33,33%	33,33%
Veracel Celulose S.A.(1) (8)	50%	50%
Aracruz Trading S.A.(2)	100%	100%
Aracruz Celulose (USA), Inc.(3)	100%	100%
Aracruz (Europe) S.A.(4)	100%	100%
Aracruz Trading International Ltd.(5)	100%	100%
Riocell Trade (6)	100%	100%
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda(7)	100%	100%
Arcel Finance Limited(9)	SPE	SPE
Aracruz International Finance Company(10)	100%	100%

  ______________________
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
  (10) Incorporated in the Cayman Islands.

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

  As of December 31, 2006, we had an aggregate principal amount outstanding of approximately US$297.6 million under certain loans granted to us by BNDES, which loans are secured by liens on our industrial site in the Municipality of Aracruz. See “Item 7B. Related Party Transactions.”

  As of December 31, 2006, we owned approximately 462,528 hectares of forest and other land in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which approximately 278,592 hectares are planted with eucalyptus forests. See “—Business Overview—Eucalyptus Forests.” The pulp mill in Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho (Portocel), of which 51% are owned by us. We have a terminal facility integrated to the Guaíba Unit mill that is used to load the barges that transport the pulp to Rio Grande port.
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
  Overview

  We are the world’s largest producer of bleached hardwood kraft market pulp. During 2006, we produced approximately 2,616,000 tons of BEKP (3,104,000 tons including 50% of Veracel's pulp production), an 11% increase from 2005, when we had produced approximately 2,552,000 tons of BEKP (2,786,000 tons including 50% of Veracel's pulp production), a 12% increase from 2004, when we had produced approximately 2,497,000 tons of BEKP, which was a 11% increase as compared to 2003 when we had produced approximately 2,250,000 tons of bleached eucalyptus pulp. Pulp sales for 2006 were approximately 3,021,000 tons, a 16% increase as compared to  2,605,000 tons in 2005, a 6% increase as compared to 2,450,000 in 2004, which had represented a 14% increase when compared to 2003 pulp sales of 2,149,000 tons. Export pulp sales in 2006, 2005 and 2004 were approximately 98% of total sales.

  In 2006, the Company sold US$1,680.8 million of eucalyptus pulp compared to US$1,345.2 million in 2005 and US$1,167.1 million in 2004.

  The Company's volume and price of pulp sales during 2006 were higher than in 2005. The Company's average list price increased by approximately 9% in 2006 compared with the average in 2005.

  The primary factors affecting our results of operations are:

  ·              prevailing world market prices for pulp;

  ·              the amount of pulp produced and sold by us, and

  ·              our costs of production, which primarily consist of the costs of materials (primarily wood and chemicals) and depreciation.

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
  Recently Issued Accounting Pronouncements under U.S. GAAP

  In February 2006, the FASB issued SFAS No. 155 – “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 - “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

  (a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

  (b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

  (c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

  (d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

  (e) Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We believe that such pronouncement will not have a material impact on our consolidated financial statements.

  In March 2006, the FASB issued SFAS No. 156 – “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We believe that such pronouncement will not generate a material impact on our consolidated financial statements.

  In June 2006, the FASB issued FIN 48 – “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 – “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. We believe that such pronouncement will not generate a material impact on our consolidated financial statements.

  In June 2006, the FASB issue EITF 06-3:  "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", which reached a consensus that taxes collected from customers and remitted to governmental authorities could be presented on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. As discussed in Note 1 to the consolidated financial statements, our accounting policy is, and has historically been, to present such taxes on a net basis.

  In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We believe that such pronouncement will not generate a material impact on our consolidated financial statements.

  In September 2006, the FASB issued (https://dart.deloitte.com/nxt/gateway.dll?f=id$id=fasb-fsp.nfo%3Ar%3Aa1$cid=fasb-fsp.nfo$t=document-frame.htm$an=JD_FSPFIN46(R)-6$3.0#JD_FSPFIN46(R)-6)Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities, which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods.  This guidance is applicable to entities in all industries.  The FSP is effective for the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year. We believe that such pronouncement will not generate a material impact in the consolidated financial statements. As discussed in Note 1 to the consolidated financial statements, costs associated with planed major maintenance activities are expensed as incurred.

  In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB No. 115”(“SFAS 159”).  SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS 159 is effective for the Company’s fiscal year ending January 31, 2009. The Company is currently assessing the impact of this statement on its consolidated financial statements.

  Discussion of Critical Accounting Policies and Estimates

  In connection with the preparation of the financial statements included in this annual report, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. We are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 1 to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

  Legal Contingencies

  We are currently involved in certain legal proceedings. As discussed in note 14 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

  Impairment testing of goodwill

  The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the years resulted in no impairment losses. The Goodwill registered in our financial statements mainly refers to the acquisition of Riocell S.A.

                  Recoverability of long-lived assets

                  Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. During all years presented there is no events or changes in circumstances indicating that the carrying value of on asset or group at assets may not by recoverable.

  Useful lives of property, plant and equipment

  Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to the Company, as well as known industry trends. The Company describes the depreciation rates it applies to its property, plant and equipment in Note 1(h) to its consolidated financial statements.  The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in depreciation rate existing on December 31, 2006. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$22 million in the year of the change.

  Brazilian Economic Environment

  The Brazilian economy has been characterized by volatile economic cycles. Since the introduction of the Real as a Brazilian currency in July 1994, the Central Bank adopted tight monetary policy as a necessary measure to ensure the country continues to control inflation. Therefore, a more stable economic environment is clearly being observed. After January 1999, when the Central Bank adopted the free flotation of the Dollar exchange rates, the internal interest rates started to be the main tool for inflation control, and the Central Bank started to act preventively and most of the time was successful in bringing inflation back in line or little bit higher with targets.

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

  Rapid changes in Brazilian political and economic conditions can continue and will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. See “Item 3D. Risk Factors—Risk Factors Relating to Brazil.”

  The tax reform approved a few years ago by the Brazilian government resulted in Law No. 10,833/03, extending to Brazil’s Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social – “COFINS”) the “non-cumulative regime” already mandatory since 2002 for contributions made to Social Integration Program (Programa de Integração Social e de Formação do Patrimônio do Servidor Público “PIS/PASEP”), as per Law No. 10,637/02. Law No. 10,833/03 also provided an increase in the tax rate for COFINS now at 7.6% on revenues of Brazilian companies in general (the rate was formerly 3%). Although the tax (PIS/COFINS) is not assessed on export transactions, the Company as a result of the non-cumulative regime, presented a PIS and COFINS credit position, lowering the tax burden for the fiscal year ended in 2004, notwithstanding the increase in tax rates.In June 2005, the Brazilian government edited a Provisional Measure known as "MP do Bem", meaning that the proposal contained some good measures for the economy, such as suspending the collection of PIS and COFINS in the acquisition of new machines and equipment (allocated to the company’s fixed assets) by “preponderantly” exporting companies and granting various types of tax incentives for technological innovation. This Provisional Measure has been converted into Law No. 11,196 in November 2005. According to the definition in Law No. 11.196, the Company is a preponderantly exporting company and as such may reduce the tax burden on future investments in new machines and equipment acquired as fixed assets, benefiting from the suspension in the collection of PIS and COFINS.

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

	2002	2003	2004	2005	2006
Inflation (General Market Price Index)	25.3%	8.7%	12.4%	1.21%	3.9%
Devaluation/(appreciation) (R$ v. US$)	52.3%	(18.2)%	(8.1)%	(11.8)%	(9.0)%

  Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

   Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In addition, many financial instruments denominated in reais are indexed for inflation. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets, which is offset, at least in part, by monetary indexation of real‑denominated financial instruments and (b) a remeasurement gain on real‑denominated monetary liabilities, which is offset, at least in part, by the monetary indexation of real‑denominated financial instruments.

   At December 31, 2006, approximately 92% of our cash and cash equivalents and short-term investments were invested in Real denominated deposits and financial assets. See “—Liquidity and Capital Resources—Financial Strategy.”

  A.                            Operating Results

  Results of Operations for the Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

  The table below shows the Company’s income statements for the years 2004, 2005 and 2006:

		US$ thousands
Income statement	2004	2005	2006
Operating revenues
Domestic	66,083	62,019	77,431
Export	1,256,648	1,469,646	1,845,026
Total sales	1,322,731	1,531,665	1,922,457
Sales taxes and other deductions	(155,618)	(186,432)	(241,624)
Net operating revenues	1,167,113	1,345,233	1,680,833
Operating Costs and expenses
Cost of sales	700,333	783,578	1,037,896
Selling	53,850	64,430	74,005
Administrative	31,072	33,820	57,020
Other, net	25,208	16,313	12,514
Total operating Costs and expenses	810,463	898,141	1,181,435
Operating income	356,650	447,092	499,398
Non-operating (income) expenses
Financial income	(56,123)	(125,439)	(181,733)
Financial expenses	119,976	137,276	149,719

Gain on currency remeasurement, net	(16,197)	(21,386)	(7,641)
Other, net	(76)	(778)	(7)
Total non-operating (income) expenses	47,580	(10,327)	(39,662)
Income before income taxes, minority interest and equity in results of affiliated companies	309,070	457,419	539,060
Income tax expense	70,256	72,228	69,494
Minority interest	(9)	(31)	(544)
Equity in results of affiliated companies	(11,568)	(44,062)	(13,705)
Net income	227,237	341,098	455,317

  The Company exports approximately 98% of its pulp sales volumes and its revenues are dollar-denominated. Net revenues reached a record of US$1,680.8 million, 25% higher than the amount obtained in 2005, due to an 8% increase in pulp average net prices, representing US$120.0 million and US$212.0 million higher sales volume, an increase of 16%. The remaining US$3.6 million are related to an increased performance in paper sales.

  The cost of products sold (pulp), measured in US$/ton, was US$333/t, which represented an expansion of 15% over 2005, mainly due to the effect of the appreciation of the real against the dollar on the cost items correlated to the local currency (real - R$), higher pulp volume purchased from Veracel (US$34.0/t) , ocean freight tariffs — basically due to the higher price of oil — and some inputs, such as chemicals, fuels and energy sources.

  Distribution and sales expenses rose 14.9% in nominal values, reflecting the 16% increase in sales volume over the previous year, partially offset by the effect of the appreciation of the real against the dollar over the period.

  In 2006, general and administrative expenses were equivalent to 3.4% of total net revenues, compared to 2.5% in the previous year, due to institutional advertising (US$10.9 million), an adjustment in the provision for employee variable compensation resulting from the favorable results of 2006 (US$0.9 million) and election campaign donations (US$3.2 million). Advertising expenses should decline in 2007, due to reductions in the scope of this program.

  Other net operating expenses declined 23.3% compared to the previous year, mainly due to lower tax and labor contingencies and higher wood sale revenues.

  Financial revenues also were at record-breaking levels, favored by US$86 million in foreign exchange derivative operations for cash flow protection. As a measure to protect its cash flow exposure and in compliance with the Aracruz' financial policy as approved by the Board of Directors, the Company used derivative instruments to protect the effects of the appreciation of the real. At the end of 2006, the average position sold in dollars on the BM&F was equivalent to US$289 million, or approximately 5 months of cash flow exposure.

  Despite a reduction of interest on loans and financing, financial expenses were 9% higher than during 2005, mainly due to expenses involving early redemption of part of the debt, in the amount of US$21.1 million.

  Currency re-measurement represented a gain of R$7.6 million, caused by the 8.7% devaluation of the dollar over the period, compared to gain of US$21.4 million in 2005, when the dollar devalued by 11.8%.

(US$ million)	2006	2005
Financial Expenses	149.7	137.3
Interest on financing	91.4	99.3
Expenses involving early redemption of part of the debt	21.1	-
Taxes (PIS/COFINS and CPMF)	5.8	4.1
Interest on fiscal contingency provisions	21.6	31.0
Other	9.8	2.9
Financial Income	(181.7)	(125.4)
Currency remeasurement	(7.6)	(21.4)

  Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2004, 2005 and 2006 are presented as follows:

Federal income tax rate	25.0%
Social contribution (*)	9.0%
Composite tax rate	34.0%

  Income tax and social contribution amounted to an expense of $69.5 million in 2006, against $72.2 million in the previous year, a decline of 3,8%. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the exchange rate variation’s effect on monetary assets and liabilities denominated in US dollars. The positive impact of the exchange rate variation during 2006 on the Brazilian GAAP results was lower than in the previous year, in a total amount of US$22.8 million, partially offset by higher consolidated results before income tax, minority interest and equity in results of affiliated companies (US$27.8 million). The taxes were also reduced in 2006 as a result of payments of Interest on Shareholders' Equity, which are deductible for tax purposes.

  The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates - See Note 3.1 to our 2006 Consolidated Financial Statements.

  As a result, net earnings totaled US$455.3 million, 33.5% higher than net earnings of US$341,1 million in 2005.
  Results of Operations for the Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004
  The table below shows the Company’s income statements for the years 2004 and 2005:

	US$ thousands
Income statement	2004	2005
Operating revenues
Domestic	66,083	62,019
Export	1,256,648	1,469,646
Total sales	1,322,731	1,531,665
Sales taxes and other deductions	(155,618)	(186,432)
Net operating revenues	1,167,113	1,345,233
Operating Costs and expenses

Cost of sales	700,333	783,578
Selling	53,850	64,430
Administrative	31,072	33,820
Provision for loss on ICMS credit	22,859	7,440
Other, net	2,349	8,873
Total operating Costs and expenses	810,463	898,141
Operating income	356,650	447,092
Non-operating (income) expenses
Financial income	(56,123)	(125,439)
Financial expenses	119,976	137,276
Gain on currency remeasurement, net	(16,197)	(21,386)
Other, net	(76)	(778)
Total non-operating (income) expenses	47,580	(10,327)
Income before income taxes, minority interest and equity in results of affiliated companies	309,070	457,419
Income tax expense	70,256	72,228
Minority interest	(9)	(31)
Equity in results of affiliated companies	(11,568)	(44,062)
Net income	227,237	341,098

  Net operating revenues in 2005 were US$1,345.2 million, US$178.1 million higher than in the previous year, mainly as a result of higher pulp sales volume ($64.3 million) due to the purchase of pulp produced by Veracel, beginning  in May 2005, and higher pulp prices ($114.6 million) due to a favorable balance between supply and demand of BEKP.

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

  Other operating expenses came to $8.9 million, $6.6 million higher than in the previous year, mainly due to a higher provision for fines relating to tax contingencies of US$6.7 million and $6.4 million of tax credits for PIS/Cofins on depreciation, partially offset by the non-cash impact of a $5.1 million accounting loss from the sale of 2/3 ownership in Aracruz Produtos de Madeira S.A (APM), which took place in October, 2004.

  Provision for loss on ICMS credits was $7.4 million, $15.5 million lower than in the previous year, as a result of successful negotiations with the tax authorities, pursuant to which the company's right to offset certain ICMS liabilities with accumulated credits was recognized, thus bringing this pending issue to a definitive solution.

  The Financial and Currency remeasurement results amounted to $9.9 million of financial income, compared to $47.7 million of financial expenses in the previous year, mainly due to increased financial income and a higher currency re-measurement gain, offset by higher financial expense (see chart below).

  The increase in interest on financing was mainly due to a 2% increase in the average balance of gross debt in 2005 compared to 2004. The increased financial income was mainly due to gains on derivative transactions against the local currency (R$), which also covered the 50% hedging needs of Veracel's balance sheet exposure (Aracruz's equity interest).

(US$ million)	2006	2005
Financial Expenses	149.7	137.3
Interest on financing	91.4	99.3
Expenses involving early redemption of part of the debt	21.1	-
Taxes (PIS/COFINS and CPMF)	5.8	4.1
Interest on fiscal contingency provisions	21.6	31.0
Other	9.8	2.9
Financial Income	(181.7)	(125.4)
Currency remeasurement	(7.6)	(21.4)

  Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2004, 2005 and 2006 are presented as follows:

Federal income tax rate	25.0%
Social contribution (*)	9.0%
Composite tax rate	34.0%

  Income tax and social contribution amounted to an expense of $72.2 million in 2005, against $70.3 million in the previous year. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the exchange rate variation’s effect on monetary assets and liabilities denominated in US dollars. The positive impact of the exchange rate variation for 2005 on the Brazilian GAAP results was higher than in the previous year, in a total amount of US$15.3 million. The taxes were also reduced in 2005 as a result of payments of Interest on Shareholders' Equity, which are deductible for tax purposes.
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

  The Company’s material cash requirements include the following:

        operating expenses;
        the servicing of its indebtedness; and
        capital expenditures.

  At December 31, 2006, we had cash, cash equivalents and short-term investments of US$582.3 million, an increase of US$24.3 million from US$558.0 million at December 31, 2005. The equivalent of US$534.7 million was invested in local currency instruments and US$47.6 million was invested abroad, mostly in U.S. dollar time deposits with leading financial institutions.

  Cash Flows

  Operating Activities

  Cash flow provided by operating activities was US$634.9 million for the year ended December 31, 2006, as compared to US$445.7 million for the year ended December 31, 2005 and US$367.5 million for the year ended December 31, 2004. This increase in operating cash flow is mainly due to the increase in the volume and sales price of products sold.
  Investing Activities

  Cash flow used in investment activities amounted to US$277.5 million for the year ended December 31, 2006, US$214.2 million for the year ended December 31, 2005, and US$188.2 million for the year ended December 31, 2004, relatively stable capital expenditures during the period. All those years included equity contributions to the Veracel project that has started up in May 2005, in the amounts of US$99.0 million, US$67.0 million and US$24.5 million, in 2004, 2005 and 2006 respectively.

  Financing Activities

  Cash flow used in financing activities was US$341.4 million for the year ended December 31, 2006, US$233.2 million for the year ended December 31, 2005 and US$212.2 million for the year ended December 31, 2004 mainly due to dividend and interest on stockholders' equity paid, and specifically in the year 2006 and 2005 to a lesser extent due to debt amortization.

  The Company paid dividends and interest attributed to shareholders’ equity in the amount of US$ 252 million, US$139 million and, US$199 million, in 2006, 2005 and 2004, respectively.

  The Company's working capital is sufficient to support the normal course of the operating cycle of the Company, which comprises all the activities relating to its forestry, production and sales.
  Indebtedness

  At December 31, 2006, the Company had total debt outstanding of US$1,244.8 million, a decrease of 4.4% over total debt outstanding at December 31, 2005 of US$1,302.3 million. Such decrease was due to the normal course of debt amortization.

  The breakdown of the Company’s total debt outstanding at December 31, 2005 and December 31, 2006 is set forth in the table below:

(US$ million)	2005	2004	2005
Financial Expenses	137.3	120.0	137.3
Interest on financing	99.3	93.8	99.3
Taxes (PIS/COFINS and CPMF)	4.1	11.9	4.1
Interest on fiscal contingency provisions	31.0	12.2	31.0
Other	2.9	2.1	2.9
Financial Income	(125.4)	(56.1)	(125.4)
Currency remeasurement	(21.4)	(16.2)	(21.4)

  At December 31, 2006, the Company’s outstanding debt in local currency totaled US$351.1 million and was comprised primarily of loan agreements with Banco Nacional de Desenvolvimento Econômico e Social —BNDES. BNDES is one of the major shareholders of the Company.

  At December 31, 2006, our outstanding debt exclusive of accrued interest was approximately US$56.8 million based on fixed interest rates, US$888.3 million based on LIBOR, US$39.7 million based on a currency basket and US$260.0 million based on TJLP.

  We do not have any significant financial covenant under our debt instruments that may substantially affect our operations or financial condition.

  At December 31, 2006, our long-term debt maturities were as follows

	Maturing in
	2008	2009	2010	2011	2012 and beyond	Total
Long-term debt
(in millions of US$)	69.2	43.1	38.4	119.0	885,3	1,155.0

  As of December 31, 2006, our short-term debt consists of rural credit financing with outstanding principal amount of US$ 4.7 million at an average annual interest rate of 8.8%.

  Our long-term debt consists primarily of U.S. dollar-denominated debt in the amount of US$924.7 million at December 31, 2006 (as compared to US$ 991.2 million at December 31,2005) and loans from BNDES, one of our principal shareholders, denominated in Reais and in foreign currencies. At December 31, 2006, the Company had loans from BNDES with an aggregate principal amount outstanding of R$636.3 million (US$297.6 million) (as compared to R$617.5 million (US$263.8 million) at December 31, 2005), which represented approximately 20% of our total indebtedness at such date. At December 31, 2006, of the total aggregate principal amount of the BNDES debt, US$258.2 million was denominated in Reais and adjusted by the Taxa de Juros de Longo Prazo (the Long-term Interest Rate or "TJLP"), and US$39.4 million was adjusted by a currency basket.

  Financing Agreements

  In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE), Arcel Finance Limited, under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program.  In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading International Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements were transferred to Aracruz Trading S.A and Aracruz Trading International Ltd.

  As part of management’s liquidity strategy, in March 2006 the Company prepaid the notes issued in February 2002 (See table below). Additionally, the Company made a tender offer to the holders of notes issued in August 2003 and May 2004 to repurchase such notes, at the discretion of the holders. In September 2006 the Company prepaid the balance of the notes issued in August 2003. In December 2006 the Company prepaid the balance of the notes issued in May 2004. The table below summarizes such prepayments as well as the premium paid on prepayment:

		Annual		Outstanding balance (principal amounts)
Original	Original line	Interest	Final	December
Tranche	of credit	charges	Due date	2005

February 2002	250,000	5.984%	March/2009	158,460
August 2003	400,000	7.048%	September/2011	378,120
May 2004	175,000	6.361%	May/2012	175,000

	825,000			711,580

                   Amounts prepaid during 2006:

Emission	Principal prepaid	Premium paid on debt amortization in advance

February 2002	145,950	2,113
August 2003	344,836	14,436
May 2004	163,625	4,596

	654,411	21,145

  The premium paid on the debt amortization in advance was recognized against current earnings in the financial expenses caption.

  In order to replace the prepaid Notes, in 2006 the Company entered into Export Pre-Payment Agreements with several banks, in the aggregate amount of US$759 million. As of December 31, 2006 the aggregate amount of these agreements were US$874 million, with interest rates between 5.75% and 6.48% per year. The payment of the installments shall be made semiannually and the final maturity date of the agreements shall occur between September, 2010 and September, 2014.

  In April 2006, the Company prepaid the loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group in the amount of US$ 50 million, with annual interest rates of 7.42% and semi-annual payments starting in December 2007 and final maturity in 2014.

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

  Brazilian companies have limited sources of long-term debt financing denominated in Reais, and we do not intend to incur short-term debt denominated in Reais due to the higher associated costs. At December 31, 2006, 79% of the our total indebtedness was denominated in foreign currencies, as compared to 83% at the end of 2005. Although our access to debt financing denominated in foreign currencies, beyond pre-export and receivables financing, may also be limited, we believe that we have access to a sufficient number of financing sources to meet our needs without resorting to expensive short-term Real-denominated financing.

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

  The Company is subject to some limits on its access to international capital markets due to the non-investment grade sovereign risk rating of the Republic of Brazil. Also, Brazilian companies have as a structural condition limited sources of long-term debt financing denominated in Reais beyond the credit lines provided by BNDES. To fund its investments and to manage liquidity risk the Company's strategy has been to develop international long term funding sources and structures and to manage its debt profile in order to maintain adequate financial ratios established in the Financial Policy, approved by the Board, including maintaining an adequate average maturity of its debt. The Company believes that it already has access to sufficient financing sources to meet its needs, especially after being confirmed as Investment Grade in foreign currency debt by Standard & Poor's, Moody's and Fitch, meaning that the Company's credit risk is considered largely uncorrelated to the country's risk.

  The guidelines for the Company's financial investments policies are:
  ·              investments in fixed income obligations of the Brazilian federal government are subject to the following requirements:

        for external debt (Bradies and Globes) the maximum term shall be 60 months;
        for local debt (NTN, LFT, NTN-C) the maximum term shall be 24 months;

  ·              investments in fixed income obligations of the foreign governments and multilateral agencies are limited to 50% of the total of cash investments;
  ·              investments in corporate debt instruments are subject to the following requirements:

    the corporation must have a minimum rating of “A-” or equivalent from the top rating agencies; and the maximum investment is limited to the lesser of (i) 20% of the total cash holdings, and (ii) 10% of the debt instrument per issue amount and (iii) US$ 20 million;
    The duration of the total balance of financial investments in corporate debt cannot exceed 24 months;

  ·              investments in bank instruments are subject to the following requirements:

    the bank must have a minimum rating of “BBB+” or equivalent from the top rating agencies; and for that rating, the maximum investment per bank is limited to the lesser of (i) 10% of the total cash holdings, and (ii) 5% of the bank’s net worth and (iii) US$ 50 million;

    for banks with a rating above "BBB+",  the maximum investment per bank is limited to the lesser of (i) 20% of the total cash holdings, and (ii) 10% of the bank’s net worth.

  In the year of 2006, derivative financial instruments results (dollar future contracts) showed a gain of US$88.8 million, reducing part of the negative impact that the Real appreciation caused in the Company's results. The financial policy defined prudent limits for these operations, based on best corporate governance practices.

  Dividends

  The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

  Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.81%, 9.75% and 7,78.% for years 2004, 2005 and 2006, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

  Capital Expenditures

  The Company's capital expenditures for 2006, 2005 and 2004 were US$ 301.0 million, US$147.9 million and US$94.5 million , respectively.

  The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2004	2005	2006
	(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land purchase)	68.1	71.4	219.1
Improvements/industrial investments	20.9	66.8	67.3
Other	5.5	9.7	14.6
Total	94.5	147.9	301.0

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

  During the year 2006, we invested approximately US$301.0 million, of which US$113.1 million was devoted to forest, US$80.5 million to land purchases, US$25.5 million to other forestry investments, US$23.4 million to ongoing industrial investments, US$43.9 million to Barra do Riacho and Guaíba Unit optimization and US$14.6 million to other projects.

  During 2007, the Company expects to invest approximately US$280 million related to industrial, forestry and other investments. Funding for these investments will derive mostly from the Company's own cash generation.
  C.                            Research and Development, Patents and Licenses, Etc.

  During 2004, 2005 and 2006 our research and development expenditures totaled approximately US$ 4.3 million, US$ 5.8 million and US$ 8.6 million, respectively. The increasing expenditures in R&D, especially in 2006, are consistent with the Company's growth and its ongoing effort to maintain its competitiveness. This strategy has been enabling Aracruz to develop high quality sustainable forests, with productivity gains, lower costs and minimum environmental impact, supplying the market with improved products and reinforcing the Company's long-term relationships with key customers.

  The main objective of the Aracruz Research and Technology Center is to add value to the overall business. The research projects involve activities ranging from the nurseries to the final products. In 2006, as a result of the forest genetic improvement program, we recommended a new set of eucalyptus hybrids clones for operational tests, which present greater pulp potential productivity per hectare, as well as wood quality in accordance with the requirements of our customers. We also kept investment on the biotechnology program, involving national and international partnerships, with the aim of obtaining additional knowledge, tools and genes related to growth, disease resistance and wood quality. Research on eucalypt clonal propagation was also continued along 2006, including development of advanced tissue culture techniques.

  Sustainable silvicultural practices that ensure the high performance of plantations continue to be one of the Company’s priorities. In Barra do Riacho Unit, soil monitoring conducted in 2006 revealed that fertility has been improving for most of the areas, due to changes in nutritional management applied especially in late 90's. In Guaíba Unit an important work involving soil mapping of the expansion areas (around 20.000 ha) was accomplished. Climate studies showed that 2006 presented well distributed rainfall in the Company's areas, with no significant water deficit along the year. Four automatic weather stations were installed at Guaíba Unit, increasing the monitoring coverage capacity. Superficial and subterranean water quantity and quality monitoring conducted in 17 representative watersheds continues pointing out there is no changes in parameters that might be associated with eucalypt plantations. Aracruz biodiversity studies, started 15 years ago, both in eucalypt plantations and native reserves, have been recently extended to the forest farmers program and to Guaíba Unit. More than 10 thousand birds, of 530 different species, were registered until the end of 2006, suggesting that the silvicultural model adopted by Aracruz has allowed the maintenance of bird communities at the studied locations, due to shelter, food and reproduction conditions naturally offered.

  Among all projects for process and products development, the differentiation of fiber properties have received top priority. In 2006, Aracruz maintained its investments in different routes for fiber modification, through specifically designed processes, in order to obtain pulps with special characteristics for tissue, printing & writing and specialty papers, with very significant results.

  Important contributions were also noted through many sustainability related projects, in special the increased recycle of industrial solid residues. Nowadays, approximately 80% of the residues generated are used back in the forests. During 2006, all the mud and ashes generated were applied as fertilizer. We have also improved our knowledge on dregs and grits utilization as organic/mineral fertilizer.

  D.                            Trend Information

  The trends that influence our sales, production, selling price and inventory levels are primarily the patterns of pulp purchases by paper producers in the United States, Europe and Asia and the level of pulp inventory held by pulp producers worldwide.

  PPPC's (Pulp and Paper Products Council) estimates for chemical market pulp demand a growth of 1.8% for 2007, equivalent to 0.8 million tons. There will be four main drivers for this growth: the continuous increase in China´s demand for market pulp, continued growth in global tissue and sanitary paper production, restructuring of the printing and writing sector and the restocking of consumers since their inventories have reached historical low levels in 2006. The mature printing and writing markets of North America and Japan will contribute very little in the way of extra market pulp demand. Growth in demand is forecasted to start picking up in 2008 and 2009 as a consequence of a rebound in the world economy.

  PPPC’s revised estimates show that world capacity will grow by 4%, or 2.1 million tons in 2007. Over 76% of the growth will be in hardwood. In 2008, market pulp supply is expected to rise by 4.3%, and by a further 2.5% in 2009. This implies an overall increase of 5.8 million tons over the period 2006-2009, equivalent to 3.6% per year, Bleached hardwood capacity will account for close to 79% of this growth, as hardwood capacity is projected to increase by 4.6 million tones, or 6.1% per year. In contrast, bleached softwood capacity will grow by only 1.3 million tones over the period, or 1.8% per year. Nearly 35% of the growth in capacity will be in Latin America. By 2010 total softwood capacity is expected to reach 24 million tons. This is surprisingly low but it only includes the projects that are currently deemed highly probable to go ahead. In all likelihood, more projects will gain approval in the future thus increasing this growth rate.

  There are obvious risks to the forecast. The economic outlook is positive but largely dependent on two economies – the United States and China. Any significant slowdown, particularly in the U.S., would have an immediate impact on advertising spending and paper demand, at a time when the cycle is already maturing.
  E.             Off-balance Sheet Arrangements

  In addition to the debt that is reflected on our balance sheet, we are contingently liable for the debt or other obligations of Veracel whose accounts are not consolidated in our financial statements. The Company is a guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project. Stora Enso is a guarantor of the other 50% of such indebtedness. On December 31, 2006 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$414.6 million. As of December 31, 2006, the Company had no other off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

  The following table summarizes the obligations which we have guaranteed or for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

  CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES

   AS OF DECEMBER 31, 2006

	Aggregate Amount	Maturity
	In millions of US$
Guarantees of Debt:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Veracel Celulose S.A.	414.6	61.3	122.0	119.8	111.5

  F.           Tabular Disclosure of Contractual Obligations

  The following table represents our contractual obligations as of December 31, 2006:

	Payment due by period
	In millions of US$
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt	89.8	89.8	-	-	-
Long-term debt	1,155.0	-	112.3	157.4	885.3

Purchases: (raw materials, maintenance and utilities/fuel)	95.6	95.6	-	-	-
Take-or-pay contract	7.8	5.2	2.6	-	-
Special program of tax collection called PAES	25.5	0.2	0.4	0.4	24.5
Leasing	5.8	3.7	2.1	-	-
Total	1,371.7	189.3	114.8	157.8	909.8

  item 6.               Directors, Senior Management and Employees
  A.            Directors and Senior Management

  We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers.

  Set forth below are the names and positions on March 30, 2007 and brief biographical descriptions of our directors and officers:

Board of Directors

Name	Age	Position

Carlos Alberto Vieira..........................................................................................	72	Chairman
Ernane Galvêas...................................................................................................	84	Member
João Carlos Chede..............................................................................................	59	Member
Luiz Aranha Corrêa do Lago...............................................................................	56	Member
Eliezer Batista da Silva.......................................................................................	82	Member
Haakon Lorentzen..............................................................................................	52	Member
Raul Calfat..........................................................................................................	54	Member
Álvaro Luís Veloso.............................................................................................	42	Member
Nelson Koichi Shimada.......................................................................................	53	Member
Sandra Meira Starling..........................................................................................	62	Member

Executive Officers

Name	Age	Position

Carlos Augusto Lira Aguiar................................................................................	61	CEO
João Felipe Carsalade.........................................................................................	52	Officer
Walter Lídio Nunes.............................................................................................	58	Officer
Isac Roffé Zagury...............................................................................................	55	Officer

  _______________
  Biographical Information

  Carlos Alberto Vieira. Since April 29, 2004 Mr. Vieira has been the Chairman of the Company's Board of Directors, of which he had been a member since April 15, 1988. He has been President of Banco Safra S.A. since 1973, and he is also Chairman of Pastoril Agropecuária Couto Magalhães S.A. He is also a member of the board of the Brazilian Banks Federation (Febraban).

   Ernane Galvêas. Mr. Galvêas is a member of the Company's Board of Directors since April 29, 1994. He was Director of the External Trade Agency of Banco do Brasil from 1966 to 1967 and President of the Central Bank of Brazil from 1968 to 1974 and in 1979. He was also Brazilian Minister of Finance from 1980 to 1985. He was Financial Director and later Executive Vice-President (CEO) of the Company from 1974 to 1979. Currently, he is also member of the Board of Directors of Lorentzen Empreendimentos S.A., of Getulio Vargas Foundation and of  Jacob Safra Bank, in Switzerland. Moreover, at present he is an Economic Consultant of the National Confederation of Commerce of Brazil and President of APEC –Association for Economic Research.

  João Carlos Chede. Mr. Chede was an alternate member of the Company's Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board. He has been an Executive Officer of Banco Safra S.A since 1990. He is also an Officer of the Safra Comércio e Serviços Ltda; Banco Safra de Investimentos S.A.; Canárias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos Publicidade e Participações Ltda; and Cedral Companhia de Comércio Exterior S.A.

  Haakon Lorentzen. Mr. Lorentzen has been a Director of the Company since April 29, 1991 and is the son of Mr. Erling Lorentzen, formerly the Company's Chairman. He is the President of Lorentzen Empreendimentos S.A., as well as Chairman of Companhia de Navegação Norsul. He is also a Member of the Board of Ação Comunitária do Brasil, Harvard Business School Latin American Research Center, WWF Brasil as well as Ideiasnet S.A.

  Luiz Aranha Corrêa do Lago. Mr. Corrêa do Lago was an alternate member of the Company's Board of Directors from April 1988 to April 2004, when he was elected member of the board. He has been the Planning Director of Lorentzen Empreendimentos S/A since 1988. He also held office as Capital Markets Director of the Central Bank of Brazil from 1987 to 1988 and has been a professor of the Department of Economics of the Pontifical Catholic University of Rio de Janeiro (PUC) since 1979.

  Eliezer Batista da Silva. Mr. Batista da Silva has been a Director of the Company since June 28, 1996. He was also Chairman of Rio Doce Internacional. In 1992, he served as the Brazilian Government’s Secretary for Strategic Affairs. From 1979 to 1986, he was President and also the Chairman of the Board of Directors of Companhia Vale do Rio Doce.  He was the President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.  His first term as President of Companhia Vale do Rio Doce was from 1961 to 1962.

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

  Álvaro Luís Veloso.

  Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Merger & Acquisitions Officer of Votorantim Investimentos Industriais S.A. in March, 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Finance Officer of Votorantim Metais from May 2002 to June 2004.

  Nelson Koichi Shimada. Mr. Shimada was an alternate member of the Company's Board of Directors from April 2002 to April 2004, when he was elected member of the board. He has been working for Votorantim Participações S.A. since 1989. At present, he is a Vice President of VBC Energia S.A and  Director of Votorantim Participações S.A.

  Sandra Meira Starling. Ms. Starling has been a Director of the Company since April 29, 2003. She was also Executive Secretary of the Department of Labor and Jobs from January 2003 to August 2003. She has been Executive Secretary of the Ministry of Labour in 2003 and now is Political Assistant to the 1st Vice President of the Senate. She was previously Director of Research and Extension of the Pontifical Catholic University of Minas Gerais and a professor in the Department of Sociology and Anthropology of the University of Philosophy and Humanities and in the Department of Private Rights at the Federal University of Minas Gerais. She was also a member of the House Representatives at the Brazilian Congress, from 1991 to 1999, and leader of the PT & Caucus from 1996 to 1997.

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

  Isac Roffé Zagury. Mr. Zagury was elected a member of the Company's board of executive officers on June 6, 2003. Prior to that, he worked for 26 years at BNDES in various positions. Since 2000, he was acting as an officer of BNDES.
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

  At the annual shareholders’ meeting held on April 28, 2006, our shareholders decided to appoint, for the fiscal year ending on December 31, 2006, the members of our fiscal committee and their respective alternates as set forth  below. These members shall serve until the annual shareholders' meeting to be held by April 30, 2007 at the latest:

Name	Position
Wagner Braz Sheila Periard Henrique Silva Fernando Octávio Martins Alves Jorge Juliano de Oliveira José Gilberto Jaloretto Mauro José Periotto	Member Alternate Member Alternate Member Alternate

  Audit Committee

  NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on June 3, 2005. It complies with all of such requirements and provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee will recommend the appointment of our independent auditors to our board of directors and review the compensation of, and coordinate with, our independent auditors. The audit committee also will evaluate the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a term of office coincident with that of the board of directors. The current members of our audit committee are Isaac Selim Sutton, Álvaro Luís Veloso and Mauro Agonilha. All members of the audit committee satisfy the audit committee membership independence requirements established under rules of the SEC. The board of directors has determined that Álvaro Luís Veloso is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

  Bibliographical Information

  Isaac Selim Sutton.  He has been a member of the Board of Directors of the Company for several years and the chairman of the Audit Committee since 1997. Currently he is also an alternate member to the Chairman of the Board. Mr. Sutton is a non-executive Superintendent of Safra Corretora de Valores Cambiais Ltda., Safra Leasing S/A - Arrendamento Mercantil and Banco Safra S.A.. He has been a member of the Board of Directors for several years and of the Audit Committee of the Company since 1997. He is currently an alternate member to the Chairman of our Board. He is also a member of the Board of Directors of TIM Participações S.A. and Bardella S.A. Indústrias Mecânicas. He was a member of the Board of Directors of Telenorte Celular S.A., Gevisa S.A. and Celma S.A and a member of the Fiscal Committee of TIM Sul S.A., Têxtil Renaux S.A. and TIM Nordeste S.A.. He also held executive positions in Grupo UNIGEL, Cosmoquímica and Dow Química.

  Álvaro Luís Veloso. Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Merger & Acquisitions Officer of Votorantim Investimentos Industriais S.A. on March 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Finance Officer of Votorantim Metais from May 2002 to June 2004.

  Mauro Agonilha is an alternate member of Aracruz Board of Directors and member of the Audit Committee since October 20, 2005. Mr. Agonilha is also Officer of the following companies: Brasil Warrant Administração de Bens e Empresas Ltda., Caminho Editorial Ltda., Cambuhy Agrícola Ltda., Consórcio Unibanco - BW, Imopar Participações Imobiliárias Ltda., Itaparica S.A. - Empreendimentos Turísticos, Marília Investimentos Ltd., Rosefield Finance Ltd., Santana Investimentos Ltda., São Teofilo Representação e Participações S/A., Unicorp Administração de Bens e Empresas Ltda., Unicorp International Finance Corporation. He is Master in Business Administration by the University of Chicago – USA.
  B.            Compensation

  For the year ended December 31, 2006, the aggregate compensation of all of our directors and officers was approximately US$ 6.0 million, which includes bonuses in the aggregate amount of US$ 2.9 million. In addition, for 2006, we paid an aggregate of approximately US$0.09 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2005, the aggregate compensation of all of our directors and officers was approximately US$3.3 million, which includes bonuses in the aggregate amount of US$0.7 million. In addition, for 2005, we paid an aggregate of approximately US$0.08 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2004, the aggregate compensation of all of our directors and officers was approximately US$4.1 million, which includes bonuses in the aggregate amount of US$2.2 million. In addition, for 2004, we paid an aggregate of approximately US$0.06 million into our pension plan on behalf of our directors and officers.
  C.            Board Practices

  Our board of directors (i.e., Conselho de Administração), which may consist of no fewer than nine and no more than twelve members (each, a director), is responsible for, among other things, establishing our general business policies. Our board of directors is currently comprised of ten members and ten alternates. Seven of our current board members and six of our current alternates were elected for a term of three years by the shareholders at the annual shareholders’ meeting held on April 29, 2004. Between this date and April 29, 2005 three board members resigned and were replaced by decision of the Board of Director, pursuant to Law 6.404/76 and the Company's by-laws. The annual shareholders' meeting held on April 29, 2005 elected the substitute board members to complete the term of office of the resignees. On June 13, October 20 and November 1, 2005 three of our alternate board members resigned, being that one of them was replaced by decision of the Board of Director, pursuant to Law 6.404/76 and the Company's by-laws, another member was elected to complete the term of office of one of the resignees in the annual shareholders' meeting held on April 28, 2006. The last alternate board member was elected to complete the term of office of the resignee by the decision of the Board of Director in the Ordinary Meeting held on December 7, 2006. The term of office of the current board of directors will end on the date of the ordinary shareholders’ meeting to take place by April 30, 2007. Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

  Our board of executive officers (i.e., Diretoria), which may consist of no fewer than two and no more than eight officers (each, an officer), is responsible for our day-to-day management. The executive officers are elected by the board of directors for a term of three years. The term of office of each officer will end on the date of the first meeting of the Board of Directors following the ordinary shareholders’ meeting to take place by April 30, 2009.

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

  With respect to the borrowing powers of the board of directors, the approval of the board of directors is necessary to issue commercial paper, but any other financing arrangements may be entered into by us upon the joint signatures of:

  ·      two officers;

  ·      one officer and one attorney-in-fact; and

  ·      two attorneys-in fact, subject to certain limitations.

  There are no age limit requirements for retirement of the members of our board of directors. There are no provisions in our by-laws regarding reelection of directors in staggered intervals.

  D.            Employees

  The Company generated 11,659 direct jobs in 2006, of which 9,298 are employees of companies that render services to us on a permanent basis.

  The Company itself employed a total of 2,361 people until December 31, 2006, compared to 2,249 people employed until December 31, 2005. For the year ended December 31, 2006 and 2005, 77% of our workforce was directly involved in the production process, 4% were engaged in research and development and 19% were administrative employees. As of December 31, 2006, 53% of our employees were employed at the Barra do Riacho Unit, 22% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 22% were employed at the forest sites in Conceição da Barra (Espírito Santo State) and Posto da Mata (Bahia State) and 1% at our offices outside Brazil. For the year ended December 31, 2005, 57% of our employees were employed at the Barra do Riacho Unit, 21% were employed at the Guaíba Unit, 2% were employed at the offices in the city of  São Paulo, 19% were employed at the forest sites in Conceição da Barra (Espirito Santo State) and Posto da Mata (Bahia State) and 1% at our offices outside Brazil.

  As of December 31, 2006 our employees' average age was 38 years of age and 92% of them were educated at least to the high school level, 88% were male and 12% were female. From the total of our employees at that date, 78% were born in the States Espírito Santo, Rio Grande do Sul and Bahia, areas were our industrial plants and forestry production are located. All of our employees are subject to collective bargaining agreements with seven unions. Each collective bargaining agreement is renegotiated annually between October and November. The agreements currently in effect will expire in September and October 2007.

  In December 1994, the Executive Branch of the Brazilian government issued a provisional measure, which was converted into Law No. 10,101 of December 19, 2000 giving employees the right to receive a bonus based on certain operating results of their employer, as such right is contemplated in the Brazilian Constitution. The law provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods. Pursuant to such legislation, since 1995 the Company and its employees' labor unions have negotiated the terms of two different bonus plans on an annual basis, one for the Company's management and another for non-management employees, which plans meet the requirements of the provisional measure. Any bonus to be paid under either of the plans is based on the Company reaching certain operating targets and financial results. The total amount paid by the Company under these bonus plans in 2006, referring to year 2005, amounted to US$ 8,2 million. We provide certain social benefits to our employees, including funds to operate a school and programs on opportunities for young professionals, voluntary work in communities and improvement on overall quality of life. We contribute, jointly with the employees, to an employee pension fund, most of the trustees of which are also our officers.
  E.             Share Ownership

  As of December 31, 2006, the members of our board of directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our board of directors or our officers holds any options to purchase our common shares or preferred shares. See “Item 7A. Major Shareholders.”

  The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2006:

	Number of Common Shares	Number of Preferred Shares	Total	% of the total shares outstanding
Board of Directors
Carlos Alberto Vieira	1,000	-	1,000	0.00
Ernane Galvêas	91	5,800	5,891	0.00
João Carlos Chede	659		659	0.00
Luiz Aranha Corrêa do Lago	7	-	7	0.00
Eliezer Batista da Silva	13	-	13	0.00
Haakon Lorentzen	10	-	10	0.00
Raul Calfat	-	501	501	0.00
Álvaro Luiz Veloso	-	1	1	0.00
Nelson Koichi Shimada	-	1	1	0.00
Sandra Meira Starling	-	1	1	0.00
Executive Officers
Carlos Augusto Lira Aguiar	-	10,599	10,599	0.00
João Felipe Carsalade	-	-	-	0.00
Walter Lídio Nunes	-	-	-	0.00
Isac Roffé Zagury	-	-	-	0.00

Total	1,780	16,903	18,683	0.00

  Item 7.               Major Shareholders and Related Party Transactions
  A.            Major Shareholders

  Of the three classes of our capital stock outstanding, only our common stock, without par value, has voting rights. Approximately 96.5% of our common stock is owned by the following principal shareholders, or the Principal Shareholders: Arapar S.A. (a company associated with Erling Sven Lorentzen, the Chairman of our board of directors until April 2004), Arainvest Participações S/A, Treasure Hold Investments (companies controlled by Joseph Yacoub Safra and Moise Yacoub Safra, and affiliates of Banco Safra S.A.), Newark Financial Inc. (a British Virgin Islands company wholly owned by VCP) and BNDES Participações S.A.—BNDESPAR (an affiliate of our principal bank lender, Banco Nacional de Desenvolvimento Econômico e Social—BNDES, a development bank wholly owned by the Brazilian government). The Principal Shareholders have the ability to control the election of the members of our board of directors and the direction and future of our operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under our by‑laws and Brazilian corporate law, and the issuance of securities. See “—Shareholders’ Agreement.”

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
  The following table sets forth the amount and percentage ownership at December 31, 2006 of each shareholder known to us to own more than 5% of each class of our capital stock and our officers and directors as a group:

	Share Ownership at December 31, 2006
	Common Stock		Class A Stock(1)		Class B Stock
	Shares	%	Shares	%	Shares	%
	(in millions of shares, except percentages)
Newark Finance Inc.(2)	127.5	28.0	—	0.0	—	0.0
Arapar S.A.(3)	127.5	28.0	—	0.0	—	0.0
Arainvest Participações S/A (4)	127.5	28.0	27.7	73.1	__	0.0
Treasure Hold Investments	__	0.0	__	0.0	57.9	10.8
BNDES Participações S.A.(5)	56.9	12.5	10.0	26.3	30.0	5.6
Others	15.9	3.5	0.23	0.6	451.3	83.6
Total	455.4	100.0	37.9	100.0	539.2	100.0

  ______________
  Source: Banco Itaú S.A.
  (1) Each share of class A preferred shares of the Company ("Class A Stock") may be converted into one share of class B preferred share of the Company ("Class B Stock") at any time at the holder's option. Shares of Class B Stock are not convertible into shares of Class A Stock.
  (2) Newark Finance Inc. purchased its Common Stock from Mondi Brazil Limited on November 1, 2001.
  (3) Lorentzen Empreendimentos S.A. owns indirectly approximately 44.7% of Arapar S.A.  Lorentzen Empreendimentos S.A. is indirectly controlled by Erling Sven Lorentzen, former Chairman of the Company's board of directors. Haakon Lorentzen, also a member of the Company's board of directors, owns indirectly 2.6% of the stock of Lorentzen Empreendimentos S.A.

  (4) On April 22, 2004 127,506,457 shares of Common Stock held by Sociedade de Empreendimentos, Publicidade e Participação S.A - SODEPA were transferred to its affiliate Arainvest Participações S.A.
  (5) A wholly owned subsidiary of BNDES.

                  The Company's major shareholders do not have different voting rights.

  Shareholders’ Agreement

  The Principal Shareholders are parties to a Shareholders’ Agreement, dated January 22, 1988, as amended on June 30, 1989, or the Original Shareholders’ Agreement. While we are a signatory to the Original Shareholders’ Agreement, our sole obligation under the agreement is to administer compliance by the Principal Shareholders in accordance with the terms of the Original Shareholders’ Agreement. The Original Shareholders’ Agreement relates only to our common stock. The Original Shareholders’ Agreement provides that the Principal Shareholders will be entitled to elect directors of our board of directors in proportion to their respective interests in our voting stock, except that each Principal Shareholder is ensured the right to elect at least one director so long as such Principal Shareholder retains 5% or more of our voting stock. Such right is not transferable without the unanimous consent of the other parties to the Original Shareholders’ Agreement. In addition, the Original Shareholders’ Agreement provides that the maximum number of shares of common stock to be held by any Principal Shareholder may not exceed 28% of the total outstanding shares of common stock. Furthermore, the Original Shareholders’ Agreement provides that the Principal Shareholders may sell, encumber or otherwise transfer their rights in our voting stock to any third party as long as the beneficial ownership of 51% or more of such stock is retained by Brazilian nationals. Brazilian nationals are defined as (a) individual residents who are domiciled in Brazil, (b) corporate instrumentalities of the Brazilian government or subdivisions thereof or (c) corporate entities whose headquarters are in, and are incorporated in, Brazil and which, directly or indirectly, are controlled by persons referred to in (a) or (b) above. The Original Shareholders’ Agreement also requires that each person or entity who acquires shares of common stock from any of the Principal Shareholders become a party to such agreement. The Original Shareholders’ Agreement will expire in May 2008.

  On February 5, 2003, a shareholders agreement was signed by and between, on one side, Arapar S/A and Lorentzen Empreendimentos S/A, collectively Grupo Lorentzen, and, on the other side, SODEPA (the "New Shareholders' Agreement"). The Company's shares owned by SODEPA were transferred to its affiliate Arainvest Participações S.A. on April 22, 2004 - See "Major Shareholders". Each of the Parties holds approximately 28% of Aracruz’ voting shares.

  Notwithstanding the Original Shareholders’ Agreement dated January 22, 1988, which will be in force and effect until May 11, 2008, the New Shareholders Agreement executed in February 2003, which will be in force for 16 years from the date of its execution, governs the exercise of Grupo Lorentzen and Arainvest’s (as a successor of SODEPA) ownership rights, establishing rules related to (i) the sale of its shares (in force during the term of the Original Shareholders' Agreement), (ii) the preferential rights to purchase such shares, and (iii) the right to a tag along sale. The exercise of voting rights by Grupo Lorentzen and Arainvest will continue to be in force upon the expiration of the Original Shareholders' Agreement.
  B.            Related Party Transactions
  BNDES Loan Agreements

  BNDES is our principal lender. As of December 31, 2006, we had outstanding loans with BNDES with an aggregate principal amount outstanding of approximately R$636.3 million (equivalent to US$297.6 million) (the "BNDES Debt"), which represented approximately 20% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 4.5% per annum. The TJLP is determined based on a mix of the long-term local and foreign debt instruments issued by the government. The rate is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 7.45% to 9.35% per annum.

  The BNDES debt is secured by liens on our industrial site at the Municipality of Aracruz. We believe that the BNDES debt is on terms comparable to those offered by BNDES to unaffiliated third parties in similar financings. Because BNDES was organized by the Brazilian government in large part to support development of businesses within Brazil, loans made by BNDES, including the BNDES debt, are typically on terms more favorable to the borrower than would be available from non-governmental lending institutions. See Note 10 of the consolidated financial statements.

  Veracel

  As of December 31, 2006, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 414.6  million. The expiration of the guarantees range from 2007 to 2015. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee is immaterial.
  Other Matters

  On December 19, 2000, Companhia de Navegação Norsul, or Norsul, a company indirectly controlled by Mr. Erling Sven Lorentzen, the former chairman of our board of directors and a shareholder of Arapar S.A., one of the Principal Shareholders, entered into an agreement with us which established the terms and conditions to implement the investments and operations of a project to ship wood logs from the port of Caravelas, in the south of the State of Bahia, to the Portocel Barra do Riacho Specialized Terminal. According to this agreement, we will reimburse Norsul for the costs incurred on the acquisition of ships and other direct costs, as well as pay to Norsul a monthly administration fee. This agreement has a term of 20 years, starting on the issuance date of the first shipment’s notice of readiness.

                  On March 31, 2005 we entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which we have undertaken to buy from Veracel fifty percent (50%) of the annual output of pulp from the Veracel pulp mill. This agreement entered into force on the operational start-up of Veracel, which occurred in May 2005, and shall be in effect for as long as the Veracel Shareholders' Agreement is valid.

  C.            Interests of Experts and Counsel

  Not applicable.

  Item 8.               Financial Information

  A.            Consolidated Statements and Other Financial Information
  See “Item 3A. Selected Financial Data” and “Item 19. Exhibits.”
  Export Sales

  During 2006, we produced approximately 2,616,000 tons of BEKP (3,104,000 tons, including 50% of Veracel's pulp production). Pulp sales in 2006 were approximately 3,021,000 tons. During 2005, we produced approximately 2,786,000 tons, including Veracel, of bleached eucalyptus pulp. Pulp sales in 2005 were approximately 2,605,000 tons. During 2004, we produced approximately 2,497,000 tons of bleached eucalyptus pulp. Pulp sales in 2004 were approximately 2,450,000 tons. During 2003, we produced approximately 2,250,000 tons of bleached eucalyptus pulp. Pulp sales in 2003 were approximately 2,149,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume in each of the years 2006, 2005, 2004 and 2003. See “Item 4B. Business Overview—General.”

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

  As a part of our ongoing operations, we have been the defendant in a number of lawsuits brought by our employees and their labor unions. Among these, some suits claimed additional compensation for alleged hazardous work conditions. In 1995, we received an unfavorable decision with respect to the first of these claims to be decided. We have established what we consider to be an adequate reserve on our books to cover probable losses on these claims. In December 2001, we and our employees and their union settled two of the six claims for an amount of US$6.7 million, which amount has been paid by us in January 2002. In October 2006 an additional negotiation among the Company, its employees and their union resulted in the settlement of the remaining claims related to such matter in Barra do Riacho Unit. Such settlement amounted to US$ 2.9 million. Accordingly, we reduced proportionately the reserve we have established with respect to these claims. We are also a party to approximately 1.795 other legal actions relating primarily to labor claims by former employees. In 2006, we have reversed provisions in the amount of approximately R$8.9 million (US$2.6 million) and have also reduced approximately R$2.5 million (US$1.2 million) in judicial deposits with respect to such actions.

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

  In January 1997, the National Indian Foundation, or FUNAI, the Brazilian government agency responsible for Indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring Indian reservations encompassing the Indian communities of Pau Brasil, Caieiras Velhas and Comboios. In January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation. In March 1998, the Ministry of Justice issued Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the Indian reservation by 2,571 hectares of land belonging to us. In April and June 1998, we signed two Terms of Settlement with the Indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which: (i) the Indians recognized the legitimacy of Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount of approximately R$13.5 million (equivalent to US$ 6.3 million at December 31, 2006), over a 20-year period. The financial aid program is subject to the performance by the Indian communities of the following main obligations: (a) the formation of an association to receive the funds; (b) the delivery to us of a proposed allocation of funds approved by two representatives of each Indian village, by the association’s board, by FUNAI and by the Brazilian Federal Prosecutor, or BFP; (c) the use of the funds exclusively in projects which guarantee the subsistence of all members of the communities, such use of the funds to be monitored by a commission formed by FUNAI and Indian community members not affiliated with the Association’s board and to be reviewed by FUNAI and the BFP; (d) the observance of agreed boundaries; and (e) the guarantee of our right to use the existing roads in the enlarged areas object of the reservation. Despite the fact that the Terms of Settlement were in force, on May 17, 2005, Indians from the state of Espírito Santo invaded areas owned by the Company, cutting down and expropriating trees that were still in a stage of growth. In continuation of the hostility acts they have also invaded the industrial premises of the Company in October 2005, where they stayed during almost 24 (twenty four) hours. The Company petitioned the federal courts to ensure that possession of the invaded land be returned to it. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, the Indians would still, as of March 30, 2007, occupy approximately 11,000.00 hectares of land to which the Company is legally entitled. In view of the invasion of its property, the Company notified the National Indian Foundation (FUNAI), the Indian communities' representatives and the Federal Public Prosecutor (Ministério Público), declaring the invasion to be a violation of the Terms of Settlement and thus the Company suspended compliance with its obligations thereunder. In its notification, the Company stated that once the hostility has ended, it will not shirk from any dialogue designed to reestablish the original conditions of the Terms of Settlement. As of December 31, 2006, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations approximately R$9.8 million – equivalent to US$4.4 million (R$9.8 million – equivalent to US$4.4 million up to December 31, 2005) under the Terms of Settlement. On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reservations by approximately 11,000.00 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. Beginning in September 2006, in order to pressure the Ministry of Justice's decision, Indians and representatives of social movements (such as the Landless Workers Movement) have caused a series of invasions and setting from criminal fires on our lands, with some 200 hectares of plantations being destroyed, roads being interrupted and employees of the Company being threat. On December 12 and 13, 2006 Indian demonstrators supported by the Landless Workers Movement invaded Portocel premises, interrupting the activities and threatening 150 employees. Portocel activities were reinitiated after two thousand people (among Company's employees and sympathizers) supported by four unions made a demonstration asking the invaders to leave the area and respect their right to work. Besides the damage caused by the stoppage, losses in the amount of approximately US$ 2 million in infrastructure and pulp were reported. In early 2007 the Ministry of Justice, who shall ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widen the studies "with a view towards preparing an appropriate recommendation the assuages the interest of both parties". The Company will not suffer any significant impact on its business should the supply of timber from those lands be hampered by this demand.

  In March 1997, we received assessment notices from the Brazilian Social Security Institute (Instituto Nacional de Seguridade Social—INSS) demanding payment of social contributions over housing allowances paid to certain employees. We brought several lawsuits before local federal courts contesting such assessment notices and, at December 31, 2006, we have placed approximately US$10.4 million in an escrow account to guarantee the payment of such social contributions in the event we loose these lawsuits. The Company was granted a favorable judgment by the Superior Court of Justice in one of these lawsuits. The other suits are still pending.

  We are contesting in local federal courts changes in the rates and rules for the calculation of certain social contributions (Programa de Integração Social—PIS and Contribuição para Financiamento da Seguridade Social— COFINS) determined by Law No. 9,718/98. Our provision with respect to such legal actions equaled approximately US$74.3 million as of December 31, 2006. We believe this provision is sufficient to cover any possible losses in connection with this action.

  On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 89.6 million as of December 31, 2006 (US$ 74.4 million to December 2005). We believe this provision is sufficient to cover any probable losses in connection with this action.

  The Company’s operations are located within the geographic area of the Agência de Desenvolvimento do Nordeste (Northeast Development Agency, or “ADENE”) and the pulp and paper sector is considered by the Brazilian Federal Government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied for and was awarded the right to a reduction in income taxes payable on its operating profits. The tax benefit was authorized by ADENE and subsequently confirmed by the Revenue Service in December 2002. On January 9, 2004, the Company was notified by ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Regional Integration Ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive. Based on the advice of external legal counsel, the Company’s management believes that such decision is not correct. Also, based on the advice of external legal counsel, management believes that ADENE’s decision should not affect the benefits already recorded in 2003 and 2004, in the amounts of US$50.8 million and US$17.5 million, respectively, as they were duly recognized under the then-existing authorization. Accordingly, management has not recorded any provisions for the benefits recognized during the years ended December 31, 2003 and December 31, 2004. In addition, the Company has filed a lawsuit in federal courts challenging the legality of such reversal. In a preliminary decision, the effects of the tax benefit revocation have been suspended. After being notified of the court decision, ADENE cancelled its own tax benefit revocation and started an administrative procedure to examine the matter, during which the Company had the opportunity to present its arguments. On December 22, 2004 ADENE issued a final decision confirming the cancellation of the assessments (laudos constitutivos) issued by it, which decision has been challenged by the Company in Court. Several injunctions were granted, both in favor of the companies that had their tax benefits revoked and in favor of ADENE, but no final decision on the merits has been issued as of March 30, 2007. Notwithstanding, in December 2005 the Company was notified by the Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interests, in the total amount of US$97 million. The Company presented its defense in January 2006 but its arguments have not been accepted by Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision. Based on counsel's opinion the Company believes that the tax incentive is still valid and has not been revoked. However, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and the Federal Revenue Service's intention to cancel the tax incentive, the Company's management decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted. Also based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized. However, there is no assurance that the tax benefit will be updated or made available in the future.

  On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of the social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$1.5 million, resulting in a final provision of US$16.2 million. In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution in the calculation basis of income tax.

  Also on June 29, 2005, the Company received a tax assessment relating to the offsetting of tax losses for 2000 and 2001. The Company also received a tax assessment relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. In July 2006 a Court decision did not recognize the Company's right to offset tax losses against taxable income. The Company challenged such decision. Notwithstanding, with the purpose of avoiding penalty charges the Company paid the amount of US$23.1 million. The existing accrual at December 31, 2006 for the period in which the Company took advantage of the BEFIEX tax benefit program is US$30.1 million.

  In April and October, 2006 the Brazilian Institute for Colonization and Land Reform, or INCRA, published Public Notes (Editais) informing that Technical Identification Reports issued by Commissions set up by INCRA concluded that approximately 22,570 hectares of land located in the Municipalities of Conceição da Barra and São Mateus, state of Espírito Santo, are considered the territory of the Comunidades Quilombolas de Linharinho and de São Jorge (black communities of Linharinho and São Jorge), comprising areas of 9,500 hectares and 13,070 hectares, respectively. From that total area, approximately 17,130 hectares are the legitimate property and possession of the Company and of its subsidiary Mucuri Agroflorestal S.A., being 8,500 hectares located in the area considered the territory of the Linharinho community and 8,630 hectares located in the area considered the territory of the São Jorge community. The Company timely presented its defenses, challenging both Public Notes and is confident in the strength of its rights.

  In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$35.5 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a part of that value and has been contesting other 17 notifications, in the amount of US$35.3 million. Based on the opinion of its legal advisors, who evaluate the chances of success in the judicial environment are between possible and probable, no provision has been recognized.
  General

  Under Brazilian corporate law, we are required to hold an annual shareholders’ meeting by April 30 of each year. At that meeting, our financial statements for the previous year and the proposal for distribution of dividends are submitted for shareholder's approval. Accordingly, dividends for each fiscal year ending December 31 may be declared by April 30 of the subsequent year. Dividends are to be paid within 60 days from the date declared, unless otherwise resolved at the annual shareholders’ meeting at which they were declared. In any event, declared dividends must be paid before the following December 31. Dividends relating to prior years in excess of those required to be paid by law may be declared and paid at any time by decision of the board of directors. The board of directors may also elect to pay interim dividends either:

  ·              based on our net income for any period within our fiscal year; or

  ·              from our retained earnings or certain other revenue reserves established in prior years.

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
  Interest on Shareholders' Equity

  Brazilian legislation also allows the Company to distribute corporate dividends in the form of Interest on Shareholders Equity. Such Interest is considered financial expenses for tax purposes and may be deducted from the corporate income tax base. Declaration and payment of Interest on Shareholders' Equity may be decided at a shareholders meeting or by the board of directors, in which case it shall be subject to ratification by the shareholders meeting. The rights and preferences attributed to shareholders in the declaration and payment of Interest on Shareholders' Equity are equal to those applicable to the distribution of dividends. For example, the Class B Stock holders are entitled to receive Interest on Shareholders' Equity at least ten percent higher than the amount per share paid to holders of common stock. Interest on Shareholders' Equity is subject to income tax withholding. See "Taxation - Brazilian Tax Considerations - Taxation on Distributions".

  The Interest on Shareholders' Equity may be attributed to the Mandatory Dividend related to the fiscal year in which such interest are paid/declared, and are limited to (a) the amount equivalent to 50% of the greater among (i) the profit of the relevant year or (ii) accumulated profits plus profit reserves; (b) the amount of the minimum compulsory dividend; and (c) the amount of the capital reserves comprising (i) premium reserve, (ii) the product of the sale of founders shares and subscription bonuses, (iii) premium received in the issue of debentures and (iv) donations and subventions for investments.
  Calculation of Adjusted Net Income

  Brazilian corporate law requires that 5% of a company’s annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, Brazilian corporate law provides that the “capital” of a company is equal to the aggregate paid-in capital upon the subscription of such company’s capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2006 was approximately R$338.5 million (equivalent to US$158.3 million), or 18% of our capital.

  Brazilian corporate law allows for three additional appropriations of net income, each of which must be approved by the holders of common stock. First, a portion of net income may be appropriated to a reserve for anticipated losses which are deemed probable in future years. Conversely, any amount so reserved in prior years must be returned to net income in the fiscal year in which the reason for such reserve ceases to exist or in which the loss takes place. Second, net income may be appropriated to an unrealized income reserve for future income to be realized from:

  ·      increases in the net worth of affiliated companies; and

  ·      income from term sales to be received in subsequent fiscal years.

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

  Payment of Dividends

  Under Brazilian corporate law and in accordance with our by‑laws, we are required to allocate at least 25% of our adjusted net income for each fiscal year to the payment of dividends, or the Mandatory Dividend.  However, Brazilian corporate law provides that a public company is not required to pay the Mandatory Dividend in any year if the management of such company communicates to its shareholders at its annual shareholders’ meeting that the payment of such dividend would be detrimental to the company based on its financial situation and if, within five days of the annual shareholders’ meeting, the company forwards to the CVM an explanation for the nonpayment of the dividend. Adjusted net income that is not so distributed and is not absorbed by losses in subsequent years must be paid in dividends as soon as the financial condition of the company permits.

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

  As a general requirement, shareholders who are not residents of Brazil must be registered with the Central Bank in order to have dividends, sales proceeds or other amounts with respect to their shares remitted outside of Brazil. The shares of Class B Stock underlying the ADSs will be held in Brazil by the Custodian, as agent for the Depositary, which will be the registered owner of such shares on the records of the Transfer Agent. Payments of cash dividends and distributions, if any, will be generally made in reais to the Custodian on behalf of the Depositary, which will exchange the reais for U.S. dollars and will deliver the U.S. dollars to the Depositary for distribution to the ADR holders. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected if the real devalues against the U.S. dollar before such dividends are converted and remitted. Since November 2006 Brazilian exporters are authorized, pursuant to the terms of Law 11,371, to keep a certain amount of their export revenues in foreign financial institutions and use such revenues to make investments and pay obligations of the exporter. The Company may, from time to time and at its convenience, use revenues kept abroad pursuant to Law 11,371 to pay dividends and any other cash distributions, thus avoiding procedures to remit U.S. dollars abroad. Devaluation of the real will reduce the value in U.S. dollars of distributions and dividends on the Class B Stock and may reduce the value of the Class B Stock and the ADSs. There can be no assurance that the real will not devalue relative to the U.S. dollar, as in the past, that the real will not fluctuate significantly relative to the U.S. dollar or that any such depreciation or fluctuations will not adversely affect the value of the Class B Stock or ADSs or any distributions and dividends thereon. Dividends in respect of shares of our Class B Stock paid to holders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax. Interest on Shareholders Equity is subject to income tax withholding. See “Item 10E. Taxation—Brazilian Tax Considerations.”
  History of Dividend Payments

  The following table sets forth the dividends paid by us to holders of our capital stock since 2001. The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.

Year	Common Stock	Class A Stock	Class B Stock
	(in U.S. dollars per share)

2002(1)	0.07	0.08	0.08
2003(2)	0.10	0.11	0.11
2004(3)	0.11	0.12	0.12
2004(4)	0.08	0.09	0.09
2005(5)	0.05	0.06	0.06
2005(6)	0.12	0.13	0.13
2006(7)	0.06	0.07	0.07
2006(8)	0.13	0.15	0.15

  __________________
  (1) Including dividend declared on April 30, 2002 and paid on May 13, 2002.
  (2) Including dividend declared on April 29, 2003 and paid on May 15, 2003.
  (3) Including dividend declared on April 29, 2004 and paid on May 14, 2004.
  (4) Including the interest on stockholders' equity declared on October 19, 2004 and November 16, 2004 and paid on November 11, 2004 and December 10, 2004, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2004, which are to be declared by April 27, 2007
  (5) Including the dividend declared on April 29, 2005 and paid on May 09, 2005.
  (6) Including the interest on stockholders' equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005 and paid on May 13, 2005, June 13, 2005, July 13, 2005 and January 13, 2006, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2005, which were declared on April 28, 2006 and paid on May 13, 2006.
  (7)Including the dividend declared on April 28, 2006.
  (8)Including the interest on stockholders' equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, and paid on April 13, 2006; July 13, 2006, October 10, 2006 and January 11, 2007, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2006, which are to be declared by April 27, 2007.
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

	Nominal reais per Share of Class B Stock		U.S. dollars per ADS (1)
	São Paulo Stock Exchange		NYSE
	High	Low	High	Low
2002:
Annual..............................................	R$7.18	R$4.62	US$22.74	US$14.05

2003:
Annual..............................................	R$10.42	R$5.43	US$35.89	US$18.30

2004:
Annual..............................................	R$11,444	R$8,75	US$39,61	US$28,36

2005:
First Quarter....................................	R$11.00	R$8.90	US$40.81	US$32.75
Second Quarter.................................	R$9.80	R$7.32	US$36.60	US$29.60
Third Quarter...................................	R$9.38	R$7.83	US$40.95	US$33.05
Fourth Quarter.................................	R$9.57	R$7.90	US$41.23	US$35.60
Annual..............................................	R$11.00	R$7.32	US$41.23	US$29.60

  _____________________________________

2006:
First Quarter....................................	R$11.67	R$8.90	US$53.20	US$38,81
Second Quarter.................................	R$12,78	R$7.32	US$62.00	US$44,89
Third Quarter...................................	R$12.16	R$7.83	US$57.,05	US$47.07
Fourth Quarter.................................	R$14.19	R$7.90	US$62.69	US$49.76
Annual..............................................	R$14.19	R$8.47	US$62.69	US$38.81
Share price for the most recent six months:
July, 2006	R$12.00	R$10.40	US$54.40	US$47.07
August, 2006	R$12.16	R$10.61	US$57.05	US$48.77
September, 2006	R$11.72	R$10.71	US$54.73	US$47.90
October, 2006	R$12.07	R$10.81	US$56.25	US$49.76
November, 2006	R$14.19	R$11.62	US$62.69	US$53.65
December, 2006...............................	R$13.45	R$12.36	US$62.15	US$57.80

  _____________________________________
  (1).All information on a per ADS basis for the indicated period has been adjusted to reflect the ADS Ratio Change, pursuant to which each ADS represents ten shares of Class B Stock. Source: Bloomberg
  The closing sales price for the Class B Stock on the São Paulo Stock Exchange as of the close of business on December 28, 2006 was R$ 13.13 per share, which is equivalent to US$61.41 per ADS (each ADR represents 10 Class B Stock), translated at a rate of R$2.1380 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on December 29, 2006 was US$61.21 per ADS.

  As of December 31, 2006, an aggregate of 356,440,300 shares of Class B Stock, or an aggregate of approximately 66.1% of the outstanding Class B Stock, was held in the form of ADSs. As of December 29, 2006, there were approximately 53 U.S. beneficial owners of the ADSs (based on the Depositary's books only), representing  8,921 ADSs or 89,210 shares of Class B Stock.

  To take advantage of the market price of our stock, we engaged in a stock buy‑back program in 2000, in 2002 and in 2003 which was subject to the limitations set forth in the Brazilian corporate law and CVM regulations. The total number of shares of Class B Stock bought back by us under those programs was 17,095,000 shares,  1,374,000 shares and 4,000 shares, respectively, for a total cost of approximately US$22.7 million, US$2.2 million and US$ 3 thousand, respectively. We did not buy back any shares during 2004. In June 2005 we engaged in another stock buy-back program, valid until June 2006, under which we are authorized to trade up to 15,000,000 preferred Class "B" shares, subject to the limitations set forth in the Brazilian corporate law and CVM regulations. The purpose of the transaction is to maintain the shares in treasury, until their subsequent sale and/or cancellation. Under the latest program, the Company bought back 105,200 shares of Class B Stock, for a total cost of US$351 thousand, bringing the total number of Class B shares in Treasury to 1,483,200.
  Dow Jones Sustainability Index - DJSI World

  For the second year in a row the Company has been chosen for the select list of companies comprising the Dow Jones Sustainability Index - DJSI World, which draws attention to the best corporate sustainability practices worldwide.

  A total of 2,500 companies were competing for a place in the latest global index, effective from September 18th, 2006. The DJSI World comprises 318 companies, covering 58 sectors in 24 countries. The Company is the only member representing the paper and forest products sector.

  B.            Plan of Distribution

  Not applicable.

  C.            Markets

  Trading on the Brazilian Stock Exchanges

  On January 27, 2000, a protocol was signed in order to merge the nine Brazilian stock exchanges. According to the protocol, private equity and debt will be traded only on the São Paulo Stock Exchange, which is the only remaining Brazilian stock exchange at present. Brazilian federal, state and municipal public debt are only traded on the Rio de Janeiro Stock Exchange. The protocol became effective on May 31, 2000.

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

  As of December 31, 2006, the São Paulo Stock Exchange had an aggregate market capitalization of approximately US$723 billion and an average daily trading volume of approximately US$1,120 million for the year 2006. In comparison, the NYSE had a market capitalization of approximately US$26,5 trillion as of December 31, 2006. Although any of the outstanding shares of a listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 28, 2006, we accounted for approximately 0.89% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

  There is a significantly large concentration in the Brazilian securities markets. As of December 31, 2006, the five most actively traded shares represented approximately 34.0% of the total volume of shares traded on the São Paulo Stock Exchange.
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
  B.            Memorandum and Articles of Association

  The information required for this item was included in the Annual Report on Form 20-F filed on June 30, 2005 (Commission file number 1-11005) (File Nº. 5928007) and is incorporated herein by reference.
  C.            Material Contracts
  In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or-pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit margin as determined in the contract. There is remaining take-or-pay committed volumes until 2008, regarding the 2002 contractual amendment.
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
  Pursuant to Resolution No. 2,689, foreign investors must:

  ·      appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

  ·      complete the appropriate foreign investor registration form;

  ·      register as a foreign investor with the CVM; and

  ·      register the foreign investment with the Central Bank.

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
  Taxation on Distributions

  Withholding Income Tax (Imposto de Renda na Fonte). Dividends paid with respect to income earned since January 1996 are not subject to Brazilian withholding income tax under Brazilian tax law. Interest on Shareholders Equity are subject to Income Tax Withheld, at the rate of 15%. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent, are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation.
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
  United States Tax Considerations

  US Federal Income Tax Considerations

  The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADRs by a U.S. holder (as defined below) holding such shares or ADRs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

  This summary does not purport to address all material federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADR, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold the Preferred Shares or Preferred ADRs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

  As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADR that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADR that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of Preferred Shares or Preferred ADRs..

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
  Taxation of Distributions

  U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADR (which for these purposes likely would include a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder's tax basis in the Preferred ADR on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

  The gross amount of any dividend on a Preferred ADR (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

  Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADR in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADR will be a qualified dividend if (i) the Preferred ADRs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADRs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company's audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

  The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADRs are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

  Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive income” or, in the case of certain holders, “financial services income” for purposes of taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, “passive income” generally will be treated as “passive category income,” and “financial services income” generally will be treated as “general category income.” A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADRs to the extent the U.S. holder has not held the Preferred ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation (including changes in the rules for taxable years beginning after December 31, 2006). Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADRs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

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
  Taxation of Capital Gains

  U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADR has been held for more than one year. In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1, 2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

   Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred Share, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred Share. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

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
  Passive Foreign Investment Company Rules

  A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company's audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2005 or 2006 taxable year, nor does it anticipate becoming a PFIC in future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year. If the Preferred ADRs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred ADR would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

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
  F.             Dividends and Paying Agents
  Not applicable.
  G.            Statements by Experts
  Not applicable.

  H.            Documents on Display

  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1‑800‑SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

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

  The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.aracruz.com.br.
  I.              Subsidiary Information
  Not required.
  item 11.            Quantitative and Qualitative Disclosures About Market Risk

  As an exporter, we consider the U.S. dollar as our functional currency. We are exposed to various market risks, particularly the variation of the U.S. dollar against the real and interest rate variation (fixed, floating and U.S. dollar-indexed).

  Financial strategy meetings are held as frequently as necessary, by management and Board representatives, where macroeconomic factors and trends and their implications on the Company's cash investments and financial decisions are discussed. During such meetings financial matters are decided in accordance with the directives set by the board of directors and with corporate policies.
  We have guaranteed debt with BNDES loans at the end of 2006. See “Item 5. Liquidity and Capital Resources” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”
  Exchange Rate Sensitivity

  In accordance to the financial policies, balance sheet currency exposure to exchange rate fluctuations was substantially protected at the end of 2006 according to U.S. GAAP rules.
  The table below sets forth the assets and liabilities for the year 2006 in terms of currency denomination:

		Denomination
	Total Year Ended December 31, 2006	real-denominated	U.S. dollar-denominated
		(in US$ millions)
Assets:......................................................................	3,995.9	710.7	3,285.2
......... Current Assets................................................	1,200.9	666.2	534.7
......... Long-Term Assets..........................................	127.0	44.5	82.5
......... Permanent Assets...........................................	2,668.0	0.0	2,668.0

Liabilities:..................................................................	3,995.9	769.2	3,226.7
......... Current Liabilities...........................................	286.8	217.9	68.9
......... Long-Term Liabilities......................................	1,506.7	551.3	955.4
......... Stockholders’ Equity......................................	2,202.4	0.0	2,202.4

  The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility.

  During 2006 the Company has recognized, as financial income, gains of US$88.8 million (2005 - US$29.2 million) related to derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations are marked to market on a daily basis and as of December 31, 2006 outstanding contracts amounted US$1.4 million (as of December 31, 2005 outstanding contracts amounted US$4 million)

  As a result of our exposure to exchange rate fluctuation, the gain and loss on currency remeasurement at the end of 2006 (after the local currency devaluation) was a net gain of US$8 million.
  Having our revenues substantially dollar-denominated and our costs and expenses mostly local currency denominated, our costs are being increased due to the local currency appreciation during 2006 on an ongoing basis, negatively impacting our margins.

  The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company’s functional currency to be the U.S. dollar and, as of December 31, 2006, approximately 22% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP is generally higher, i.e., the nominal rates include an inflation factor. In 2006, the TJLP ranged from ranged from 6.85% to 9%.  In 2005, the TJLP was 9.75%. In 2004, the TJLP ranged from 9.75% to 10%. The interest payable by us on the real‑denominated debt is equal to the TJLP, plus 1.8% to 4.5% per annum. See “Item 5B. Liquidity and Capital Resources” and “Item 7B.  Related Party Transactions—BNDES Loan Agreements.”

  Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for the years 2007 through 2016.

Denomination	Interest rate
		2007	2008	2009	2010-1016	Total
Local currency	TJLP (1)...................................................................................	58.9	55.4	29.6	116.1	260.0
	Fixed.......................................................................................	4.9	0	0	0	4.9
Foreign currency	Foreign currency basket (2)......................................................	8.6	8.9	5.6	16.5	39.6
	LIBOR....................................................................................	17.4	4.9	7.8	910.2	940.3
Total per year.................................................................................		89.8	69.2	43.0	1,042.8	1,244.8

  _______________
  (1)           Long-Term Interest Rate.

    (2)           Basket of foreign currencies, including U.S. dollars, Japanese yen and European currencies.

  These activities expose the Company to credit, currency and interest rate risks. The responsibilities of our internal Treasury Department include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company’s overall risk management strategy. The Treasury reports to the Chief Financial Officer.

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

  Interest rate sensitivity

  The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. On December 31, 2006 the Company had no outstanding interest rate swap contracts.

  As a manner to estimate the impact of the variation of the interest rate over our financial statements, we adopted as parameter the hypothetical variation on the interest rate 1% higher and 1% lower than the medium levels verified during 2006 and concluded that the impacts over our financial statements would be of approximately US$6 million, for each case.
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

  PART II

  Item 13.            Defaults, Dividend Arrearages and Delinquencies
  None.
  Item 14.            Material Modifications to the Rights of Security Holders and Use of Proceeds
  None.
  Item 15.            Controls and Procedures

  Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts were being prepared. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.
   B. Management's annual report on internal control over financial reporting

  Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in Internal Control—Integrated Framework, issued by the COSO. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included below.

  There were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
  "MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

  The management of Aracruz Celulose S.A. and subsidiaries (‘the Company”) is responsible for establishing and  maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

  The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated January 09, 2007, included herein.

/s/ Carlos Augusto Lira Aguiar	/s/ Isac Roffé Zagury
Carlos Augusto Lira Aguiar	Isac Roffé Zagury
Chief Executive Officer	Chief Financial Officer
January 09, 2007	January 09, 2007

  C. Attestation report of the registered public accounting firm

  To the Board of Directors and Stockholders of

  Aracruz Celulose S.A.

  We have audited management’s assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Aracruz Celulose S.A. and subsidiaries (the  “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

  A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

  Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

  We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated January 9, 2007 expressed an unqualified opinion on those financial statements.

  /s/ Deloitte Touche Tohmatsu Auditores Independentes

  Deloitte Touche Tohmatsu Auditores Independentes

  Rio de Janeiro, Brazil

  January 9, 2007

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

  Item 16B. Code of Ethics
                  Our Code of Ethics (called "Código de Conduta") applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.

  The English version of the Code can be downloaded at our website (www.aracruz.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2006, no such amendment was made or waiver granted.
  Item 16C. Principal Accountant Fees and Services

  Audit and Non-Audit Fees
  The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes, during the fiscal years ended December 31, 2004, 2005 and 2006, respectively:

	2004 (in US$)	2005 (in US$)	2006 (in US$)
Audit services fees	161,291	300,768	701,292
Other accounting services fees	34,455	32,999	21,980
Non-audit services fees	--	-	-
Total	195,746	333,767	723,272

  Audit fees in the above table are the aggregate fees billed Deloitte Touche Tohmatsu Auditores Independentes in connection with the integrated audit of our annual financial statements and review of the Company's quarterly financial information.
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
  Item 16D. Exemptions from the listing Standards for Audit Committees
  Not applicable.

  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  The Company shows below the purchases of equity securities by it and its affiliates, as of December 31, 2006:

Year	Total number of Class B Stock	Total Cost
2002	1,374,000	US$ 2.2 million
2003	4,000	US$ 3 thousand
2004	---	---
2005	105,200	US$ 351 thousand
2006	---	---

  PART III

  Item 17.            Financial Statements

  We have responded to Item 18 in lieu of responding to this item.
  Item 18.            Financial Statements

  The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm.
                                                                                                                                                                                                 Page
  Report of Independent Registered Public Accounting Firm Deloitte, Touche Tohmatsu Auditores

  Consolidated statements of cash flows for each of the three years in the period ended on December 31,
  ...... 2006................................................................................................................................................................................. F-8
  Consolidated statements of changes in stockholder's equity for each of the three years in the period ended
  ...... December 31, 2006......................................................................................................................................................... F-9
  Notes to consolidated financial statements................................................................................................................... F-12

  Item 19.            Exhibits

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

  4.3           Amended Shareholders’ Agreement, dated February 5, 2003, entered into among Arapar S.A. and Lorentzen Empreendimentos S.A. and Sodepa – Sociedade de Empreendimentos, Publicidade e Participações S.A.(a predecessor of Arainvest S.A.) (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on June 30, 2004.

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

  INDEX TO FINANCIAL STATEMENTS

                                                                                                                                                                                                                                                                                                                                                                                                                                                 Page

  Reports of Independent Registered Public Accounting Firm Deloitte Touche Tohmatsu

  Consolidated statements of changes in stockholder's equity for each of the three year in the period
  ...... ended December 31, 2006............................................................................................................................................. F-9

  Notes to consolidated financial statements    F-12

  SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  ARACRUZ CELULOSE S.A.

  By: /s/______________________________

  Name:           Carlos Augusto Lira Aguiar

  Title:             Chief Executive Officer

  By:  /s/ ______________________________

  Name:           Isac Roffé Zagury

  Title:             Chief Financial Officer

  Date:  March 30th, 2007

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
  4.             The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)  for the company and have:
  (a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
  (c)           Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
  (d)           Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the company’s internal control over financial reporting; and
  5.             The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
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
  Date: March30, 2007
  /s/________________________
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
  4.             The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)  for the company and have:
  (a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
  (c)           Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
  (d)           Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the company’s internal control over financial reporting; and
  5.             The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
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
  Date: March 30, 2007.
  /s/__________________________
  Isac Roffé Zagury
  Chief Financial Officer

  A signed original of this written statement required by Section 302 has been provided to Aracruz Celulose S.A. and will be retained by Aracruz Celulose S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

  EXHIBIT 12.1

  CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
  AS ADOPTED PURSUANT TO
  SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

  In connection with the Annual Report of ARACRUZ CELULOSE S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Carlos Augusto Lira Aguiar, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

  (i)         the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

  (ii)        the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
  /s/ Carlos Augusto Lira Aguiar
  Name: Carlos Augusto Lira Aguiar

  March 30, 2007.

  A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

  CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
  AS ADOPTED PURSUANT TO
  SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

  In connection with the Annual Report of ARACRUZ CELULOSE S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Isac Roffé Zagury, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

  (i)         the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

  (ii)        the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
  /s/ Isac Roffé Zagury
  Name: Isac Roffé Zagury

  March 30, 2007.

  A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request

  Aracruz Celulose S.A.
  Consolidated Financial Statements For the Years ended December 31, 2006, 2005 and 2004 and Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

Management’s Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm,

Consolidated Balance Sheet as of December 31, 2005 and 2006.

Consolidated Statements of Operations for the years ended December 31, 2004, 2005 and 2006.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006.

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2004, 2005 and 2006.

Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2005 and 2006.

  MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

  The management of Aracruz Celulose S.A. and subsidiaries (‘the Company”) is responsible for establishing and  maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

  The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

  Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

  Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated January 09, 2007, included herein.

/s/ Carlos Augusto Lira Aguiar	/s/ Isac Roffé Zagury

Carlos Augusto Lira Aguiar	Isac Roffé Zagury
Chief Executive Officer	Chief Financial Officer
January 09, 2007	January 09, 2007

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

  To the Board of Directors and Stockholders of
  Aracruz Celulose S.A.

  We have audited management’s assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Aracruz Celulose S.A. and subsidiaries (the  “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

  A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

  Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

  We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated January 09, 2007 expressed an unqualified opinion on those financial statements.

  /s/ Deloitte Touche Tohmatsu Auditores Independentes

  Deloitte Touche Tohmatsu Auditores Independentes
  Rio de Janeiro, Brazil
  January 09, 2007

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  To the Board of Directors and Stockholders of
  Aracruz Celulose S.A.

  We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting  principles generally accepted in the United States of America.

  We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 09, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

  /s/Deloitte Touche Tohmatsu Auditores Independentes
  Deloitte Touche Tohmatsu Auditores Independentes
  Rio de Janeiro, Brazil
  January 09, 2007

  Aracruz Celulose S.A.

  Consolidated Balance Sheets
  Expressed in thousands of United States dollars

  (Except number of shares)
	December 31,			December 31,

Assets	2005	2006	Liabilities and stockholders' equity	2005	2006

Current assets			Current liabilities
Cash and cash equivalents	34,114	48,414	Suppliers	84,839	95,574
Short-term investments	521,613	531,229	Payroll and related charges	19,525	25,246
Accounts receivable, net			Income and other taxes	21,492	38,391
Securitization program	232,311		Short-term borrowings - export financing and other	80,496	4,677
Other	20,995	285,795	Current portion of long-term debt
Inventories	173,873	202,704	Related party	59,130	65,360
Deferred income tax	14,439	15,375	Other	145,276	1,854
Recoverable taxes	89,727	109,165	Accrued finance charges	7,116	17,896
Prepaid expenses and other current assets	7,733	8,242	Accrued dividends - interest payable on stockholders’ equity	65,947	36,545
			Other accruals	1,344	1,276
Total current assets	1,094,805	1,200,924
			Total current liabilities	485,165	286,819
Property, plant and equipment, net	2,068,547	2,151,212
			Long-term liabilities
Investment in affiliated company	313,940	324,736	Long-term debt
Goodwill	192,035	192,035	Related party	204,665	232,191
			Other	805,620	922,859
			Tax assessments and litigation contingencies	214,596	221,495
			Deferred income tax, net	56,366	96,035
			Suppliers 20,113 15,222	9,988	3,020
Other assets			Other 20,113 15,222	22,851	30,211
Advances to suppliers	64,343	81,485
Deposits for tax assessments	20,476	26,778	Total long-term liabilities	1,314,086	1,505,811
Recoverable taxes	3,832	15,093
Other	6,027	3,665	Commitments and contingencies (Note 14 and 15)
Total other asstes	94,678	127,021
			Minority interest	331	875

  Aracruz Celulose S.A.

  Consolidated Statements of Operations
  Expressed in thousands of United States dollars

  (Except number of shares and per-share amounts)
	December 31,			December 31,

	2005	2006		2005	2006

			Stockholders' equity
			Share capital - no-par-value shares authorized and
			issued
			Common stock - 2005 and 2006 - 455,390,699 shares	297,265	297,265
			Preferred stock
			Class A - 2005 – 38,022,178 shares 2006 –
			37,962,555 shares	31,105	31,056
			Class B - 2005 - 539,141,243 shares; 2006 -
			539,200,866 shares;	583,391	583,440
			Treasury stock
			Class B preferred stock – 2005 and 2006 -
			1,483,200 shares;
			Common stock – 2005 and 2006 -
			483,114 shares	(2,639)	(2,639)

			Total share capital	909,122	909,122

			Appropriated retained earnings	1,012,799	1,419,079
			Unappropriated retained earnings (deficit)	42,502	(125,778)

			Total stockholders' equity	1,964,423	2,202,423

Total assets	3,764,005	3,995,928	Total liabilities and shareholders´ equity	3,764,005	3,995,928

  Aracruz Celulose S.A.

  Consolidated Statements of Operations
  Expressed in thousands of United States dollars

  (Except number of shares and per-share amounts)                                                                                                    (Continued)
	Year ended December 31,

	2004	2005	2006

Operating revenues
Domestic	66,083	62,019	77,431
Export	1,256,648	1,469,646	1,845,026

Gross operating revenues	1,322,731	1,531,665	1,922,457
Sales taxes and other deductions	(155,618)	(186,432)	(241,624)

Net operating revenues	1,167,113	1,345,233	1,680,833

Operating costs and expenses
Cost of sales	700,333	783,578	1,037,896
Selling	53,850	64,430	74,005
Administrative	31,072	33,820	57,020
Other, net	25,208	16,313	12,514

Total operating costs and expenses	810,463	898,141	1,181,435

Operating income	356,650	447,092	499,398

Non-operating (income) expenses, net
Financial income	(56,123)	(125,439)	(181,733)
Financial expenses	119,976	137,276	149,719
Gain on currency remeasurement, net	(16,197)	(21,386)	(7,641)
Other, net	(76)	(778)	(7)

Total non-operating (income) expenses, net	47,580	(10,327)	(39,662)

Income before income taxes, minority interest
and equity in results of affiliated companies	309,070	457,419	539,060

Income tax expense
Current	42,746	71,086	30,754
Deferred	27,510	1,142	38,740

Total income tax expense	70,256	72,228	69,494

Minority interest Company	(9)	(31)	(544)

Equity in results of affiliated companies	(11,568)	(44,062)	(13,705)

Net income	227,237	341,098	455,317

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Operations
  Expressed in thousands of United States dollars

  (Except number of shares and per-share amounts)
	Year ended December 31,

	2004	2005	2006

Basic and diluted earnings per share
Common stock	0.21	0.31	0.42
Class A preferred stock	0.23	0.34	0.46
Class B preferred stock	0.23	0.34	0.46

Weighted-average number of shares
outstanding (thousands) - basic and diluted
Common stock	454,908	454,908	454,908
Class A preferred stock	38,074	38,022	38,015
Class B preferred stock	537,711	537,739	537,665

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Cash Flows

  Expressed in thousands of United States dollars
	Year ended December 31,

	2004	2005	2006
Cash flows from operating activities
Net income	227,237	341,098	455,317
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	206,952	211,615	217,842
Equity in results of affiliated companies	11,568	44,062	13,705
Deferred income tax	27,510	1,142	38,740
Gain on currency remeasurement, net	(16,197)	(21,386)	(7,641)
Loss on sale of equipment	325	1,005	(46)
Loss on sale of APM	5,125
Decrease (increase) in assets
Accounts receivable, net	8,449	(58,514)	(47,366)
Inventories, net	1,082	(47,653)	(28,831)
Interest receivable on short-term investments	(81,639)	(45,206)	(6,281)
Recoverable taxes	(18,904)	(45,170)	(22,093)
Other	(2,905)	(3,609)	(1,902)
Increase (decrease) in liabilities
Suppliers	(39,907)	26,825	(614)
Payroll and related charges	(1,420)	3,782	4,606
Income and other tax assessments
and litigation contingencies	39,793	38,953	5,725
Accrued finance charges	1,714	(811)	10,697
Other	(1,296)	(391)	3,010

Net cash provided by operating activities	367,487	445,742	634,868

Cash flows from investing activities
Short-term investments:
Applications	(31,377)	(141,736)	(175,913)
Redemptions	18,623	143,750	223,331
Proceeds from sale of APM	17,276
Proceeds from sale of equipment	805	724	565
Investments in affiliate	(99,000)	(69,097)	(24,500)
Additions to property, plant and equipment	(94,541)	(147,884)	(301,009)

Net cash used in investing activities	(188,214)	(214,243)	(277,526)

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Cash Flows

  Expressed in thousands of United States dollars
	Year ended December 31,

	2004	2005	2006
Cash flows from financing activities
Short-term debt, net	(109,503)	86,962	(73,649)
Long-term debt
Issuances
Related parties		60,205	72,776
Other	362,488	25,000	809,000
Repayments
Related parties	(54,630)	(56,245)	(63,693)
Other	(211,881)	(209,319)	(834,042)
Treasury stock acquired		(351)
Dividends and interest on stockholders´ equity paid	(198,668)	(139,420)	(251,758)

Net cash used in financing activities	(212,194)	(233,168)	(341,366)

Effect of changes in exchange rates on cash and cash equivalents	3,111	(691)	(1,676)

Increase (decrease) in cash and cash equivalents	(29,810)	(2,360)	14,300

Cash and cash equivalents, beginning of year	66,284	36,474	34,114

Cash and cash equivalents, end of year	36,474	34,114	48,414

Supplementary cash flow information
Interest paid	138,011	80,919	76,030

Income taxes paid	9,340	95,359	41,450

Non-cash transaction:
Unpaid accrued dividends and interest on stockholders’ equity	10,433	65,947	36,545

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ Equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)
	Year ended December 31,

	2004		2005		2006

	Shares	US$	Shares	US$	Shares	US$
Share Capital
Common stock
Balance, January 1 and December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265

Preferred stock – Class A
Balance, January 1	38,137,170	31,199	38,022,178	31,105	38,022,178	31,105
Conversion to Class B stock	(114,992)	(94)			(59,623)	(49)

Balance, December 31	38,022,178	31,105	38,022,178	31,105	37,962,555	31,056

Preferred stock - Class B
Balance, January 1	539,026,251	583,297	539,141,243	583,391	539,141,243	583,391
Conversion from Class A stock	114,992	94			59,623	49

Balance, December 31	539,141,243	583,391	539,141,243	583,391	539,200,866	583,440

Treasury stock
Balance, January 1 – Preferred and common stock	(1,861,114)	(2,288)	(1,861,114)	(2,288)	(1,966,314)	(2,639)
Treasury stock acquired – Class B Preferred stock			(105,200)	(351)

Balance, December 31	(1,861,114)	(2,288)	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Total share capital	1,030,693,006	909,473	1,030,587,806	909,122	1,030,587,806	909,122

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ Equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)
	Year ended December 31,

	2004		2005		2006

	Shares	US$	Shares	US$	Shares	US$

Balance brought forward - total share capital securities Balance, January 1 Unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments Tax effect on above Balance December 31, Balance carried forward	1,030,693,006	909,473	1,030,587,806	909,122	1,030,587,806	909,122

Appropriated Retained Earnings

Fiscal-incentive reserve
Balance, January 1		34,934		53,819		69,300
Transfer from unappropriated retained earnings		18,885		15,481		6,570

Balance, December 31		53,819		69,300		75,870

Investments reserve
Balance, January 1		240,509		482,013		823,434
Transfer from unappropriated retained earnings		241,504		341,421		361,471

Balance, December 31		482,013		823,434		1,184,905

Legal reserve
Balance, January 1		58,803		83,695		120,065
Transfer from unappropriated retained earnings		24,892		36,370		38,239

Balance, December 31		83,695		120,065		158,304

Total appropriated retained earnings		619,527		1,012,799		1,419,079

Balance carried forward	1,030,693,006	1,529,000	1,030,587,806	1,921,921	1,030,587,806	2,328,201

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)
	Year ended December 31,

	2004		2005		2006

	Shares	US$	Shares	US$	Shares	US$

Balance brought forward	1,030,693,006	1,529,000	1,030,587,806	1,921,921	1,030,587,806	2,328,201

Unappropriated retained earnings
Balance, January 1		557,242		285,287		42,502
Net income		227,237		341,098		455,317
Cash dividends (per share: 2004 - US$ 0.12 to Class A preferred stock and US$ 0.11 to both Class B preferred and common stock;
2005 - US$ 0.06 to Class A preferred stock and US$ 0.05 to
both Class B preferred and common stock; 2006 - US$ 0.07 to
both Class A preferred and Class B preferred stock and US$ 0.06
to common stock)		(122,720)		(59,484)		(70,969)
Interest on Stockholders´ Equity (per share: 2004 - US$ 0.09 to both
Class A and B preferred stock and US$ 0.08 to common stock;
2005 - US$ 0.13 to both Class A and B preferred stock and US$ 0.12 to common stock)
2006 - US$ 0.15 to both Class A and B preferred stock and US$ 0.13
to common stock)		(91,191)		(131,127)		(146,348)
Transfer to reserves		(285,281)		(393,272)		(406,280)

Balance, December 31		285,287		42,502		(125,778)

Total stockholders’ equity	1,030,693,006	1,814,287	1,030,587,806	1,964,423	1,030,587,806	2,202,423

Comprehensive income is comprised as follows:
Net income		227,237		341,098		455,317

Total comprehensive income		227,237		341,098		455,317

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  1.             Operations and summary of significant accounting policies

                  1.1. Operations

  Aracruz Celulose S.A. and its subsidiaries (the "Company") produces eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities.

                  1.2. Summary of significant accounting policies

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

  The Company has reported its financial statements in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated.   The U.S. dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" (“SFAS 52”). The U.S. Dollar is used as the Company's functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure.     Remeasurement gains and losses are recognized in the income statement and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

  The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2006 was a net gain of US$ 8 million (US$ 21 million in 2005 and US$ 16 million in 2004).  The exchange rates at December 31, 2006, 2005 and 2004 were, respectively: US$ 1: R$ 2.1380, R$ 2.3407 and
   R$ 2.6544.

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

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  (b)           Basis of consolidation

  The financial statements of all majority-owned subsidiaries, Private Investment Fund as well as Arcel Finance Limited (see Note 10), have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp - Com. de Importação e Exportação, Unipessoal  Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company ("Aracruz Trading International Ltd."), the Private Investments Funds Pulp and Lyptus and the Arcel Finance Limited.

  (c)           Cash and cash equivalents

  Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and original maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

  (d)           Concentration of risk

  Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, short-term investments and trade accounts receivable.   The Company limits its credit and performance risk associated with cash and cash equivalents and short-term investments by placing its investments with highly-rated financial institutions. An allowance for doubtful accounts is established to the extent the Company’s trade receivables are estimated not to be fully collectible.

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

    Investments in affiliated companies and other investments

  The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee’s voting stock and has the ability to exercise significant influence over operating and financial policies of the investee and for its long-term investment in Aracruz Produtos de Madeira S.A. ("APM") in which it owns 33.3% of the investee’s voting stock and also has the ability to exercise significant influence over operating and financial policies.  The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

  The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

    Impairment testing of goodwill

  The Company annually evaluates the carrying value of goodwill during and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the years resulted in no impairment losses. The Goodwill registered in the Company’s financial statements mainly refers to the acquisition of Riocell S.A.

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  (h)           Property, plant and equipment

  Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance cost including costs related to site preparation, planting, fertilization, herbicide application and thinning, together  with related taxes, are capitalized as timber resources.  Depletion is determined on stand by stand basis, excluding from the amount to be depleted the portion of development costs that benefit future harvests; such costs remain capitalized and are included in the future depletion cost of those harvests.
  Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities.   Interest on borrowings are capitalized exclusive of the foreign currency translation effects .

  Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

  The costs of logging roads and related facilities included in property, plant and equipment, under the heading “Buildings, improvements and installations“ are depreciated over their useful lives.
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

  (j)            Research and development

  Expenditures for research and development were US$ 8.6 million, US$ 6.3 million and US$ 4.9 million for the years ended December 31, 2006, 2005 and 2004 respectively.  All such costs are expensed as incurred.

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  (k)           Recoverability of long-lived assets

  Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. During all years presented there is no events or changes in circumstances indicating that the carrying value of on asset or group at assets may not by recoverable.

  (l)            Advances to suppliers

  Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistance or other assets that will be used to grow eucalyptus plants) to small private producers in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company receives all of the eucalyptus plants grown by these small private producers. The allocation between current and non-current asset is calculated based on the estimated timing of future harvest.

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

   (n)          Compensated absences

  The liability for employees' future vacation compensation is accrued as vacation vests during the year.

  (o)           Revenues and expenses

  Revenues arise from annual and long-term sales contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company’s selling prices are fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

  The Company reflects rebates, discounts and value-added taxes as a reduction of gross operating revenues.

  (p)           Shipping and handling fees

  Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. The related costs incurred for related to shipping and handling are classified as costs of sale.

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  (q)           Accounting for derivatives and hedging activities

  The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company recognizes all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of operations.

  (r)           Income taxes

   The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on tax losses carryforward. A valuation allowance is provided to reduce deferred income tax assets when management considers that realization is not more likely than not.

  (s)           Basic and diluted earnings per share

  Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend preferences applicable to the Company's Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed.  There were no dilutive securities outstanding in 2004, 2005 and 2006 (see Note 11).

  (t)            Segment information

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

  (u)           Guarantees

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

  2              Recently issued accounting pronouncements

  In February 2006, the FASB issued SFAS No. 155 – “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133 – “Accounting for Derivative Instruments and Hedging Activities” and No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 - “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

  (a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;
  The accompanying notes are an integral part of these consolidated financial statements

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  (b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

  (c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

  (d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

  (e) Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that such pronouncement will not have a material impact in the consolidated financial statements.

  In March 2006, the FASB issued SFAS No. 156 – “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

  In June 2006, the FASB issued FIN 48 – “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 – “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

  In June 2006, the FASB issue EITF 06-3:  "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)", which reached a consensus that  taxes collected from customers and remitted to governmental authorities could be presented on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. As discussed in Note 1, the Company's accounting policy is, and has historically been, to present such taxes on a net basis.

  In September 2006, the FASB issued SFAS No. 157 – “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements.

  In September 2006, the FASB issued Staff Position (FSP) No. AUG AIR-1, Accounting for Planned Major Maintenance Activities, which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods.  This guidance is applicable to entities in all industries.  The FSP is effective for the first fiscal year beginning after December 15, 2006.  Earlier adoption is permitted as of the beginning of an entity's fiscal year. The Company believes that such pronouncement will not generate a material impact in the consolidated financial statements. As discussed in Note 1, costs associated with planed major maintenance activities are expensed as incurred.

  3              Taxes

  3.1          Income taxes

  Income taxes in Brazil comprise federal income tax and social contribution. The deferred income tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutorily enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2006, 2005 and 2004.

  The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,

	2004	2005	2006

Income before income taxes, minority interest
and equity in results of affiliated companies	309,070	457,419	539,060

Federal income tax and social
contribution at statutory rates	105,084	155,522	183,280
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using
historical exchange rates and indexing
for tax purposes:	70,450	59,976	35,295
Fiscal incentive – income tax (*)	(15,680)	(8,708)
Results in subsidiaries with different tax rates	(54,847)	(90,574)	(101,644)
Interest on stockholders´ equity	(33,111)	(46,584)	(50,570)
Other	(1,640)	2,596	3,133

Income tax expense reported in the consolidated
Statements of income	70,256	72,228	69,494

  (*)  See note 15.

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  The major components of the deferred income tax accounts in the consolidated balance sheets are as follows:

	December 31,

	2005	2006

Deferred Tax Asset - Current Assets
Unrealized profits on intercompany inventory transactions	14,439	15,375

Net Deferred Tax Liability – Long-Term
Taxation of foreign exchange variation payable on cash basis	43,393	71,607
Difference in basis of accounting for Property, plant and equipment	75,733	67,963
Tax loss carryfowards from operations	(19,029)	(11,512)
Deductible temporary differences - other provisions	(43,731)	(32,023)

Net deferred tax liability – long-term	56,366	96,035

  Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

  3.2          Recoverable taxes

	December 31,

	2005	2006
Recoverable taxes
Prepaid income tax and social contribution	60,449	76,533
Withholding income tax on financial investments	14,141	20,021

Value-Added Tax Credit - ICMS (*)	119,051	145,264
Valuation allowance on Value-Added Tax Credit	(113,460)	(140,204)
Pis and COFINS contribution on acquisition of goods	10,198	21,720
Other	3,180	924

Total recoverable taxes	93,559	124,258

Current	89,727	109,165
Long-term	3,832	15,093
Total	93,559	124,258

  (*) Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS.  The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo. However, the Company cannot determine whether negotiations with the State authorities will result in the utilization of the credits in the foreseeable future. Consequently, the Company has been constituting a valuation allowance of 100% of the total credits outstanding related to the Barra do Riacho Plant.  At December 31, 2006, the Company had ICMS credits in the amount of US$ 144,570 (US$ 117,291 at December 31, 2005) of which the amount of US$ 140,204 had a provision for loss (US$ 113,460 at December 31, 2005).

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)
    In September 2005, the government of the State of Espírito Santo issued a new legislation allowing the assignment to other taxpayers of ICMS credits resulting from export sales. The new legislation, as amended in June 2006, sets forth that the assignment of such credits should be requested by October 31, 2006. A new amendment was published in by December 20, 2006, with assignment to be requested by June 29, 2007.  The Company successfully negotiated  the assignment of part of its accumulated credits to third parties. In 2006 the Company assigned credits to third parties in the amount of US$ 4,766 at a discount of US$ 1,472.

  4              Cash and cash equivalents

	December 31,

	2005	2006

Brazilian reais	178	816
United States dollars	33,566	47,103
Other European currencies	370	495

	34,114	48,414

  Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions and with original maturities with 90 days or less.

  5              Short-term investments

  Short-term investments represent principally investments included in one private investment fund which is entirely owned by the Company. The investments are represented principally by certificates of deposits and debt securities issued by the Brazilian government with final maturities ranging from January 2007 to April 2011. Those debt securities are classified as available for sale. The securities included in the portfolio of the private investment funds have daily liquidity with interest recognized in the Company’s results of operations. The interest is linked to the daily interbank rate. The marked to market adjustments relating to these debt securities were immaterial for all periods presented.

  These private investment funds do not have significant financial obligations. Any financial obligations are limited to service fees to the asset management company employed to execute investment transactions, audit fees and other similar expenses. There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the Company.

  6              Accounts receivable, net

	December 31,

	2005	2006
Customers - pulp sales
Domestic	5,820	8,540
Export	233,164	261,608
Advances to suppliers	4,212	2,048
Other	14,177	18,233

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

	257,373	290,429
Allowance for doubtful accounts	(4,067)	(4,634)

Total, net	253,306	285,795

  Changes in allowance for doubtful accounts are as follows:

	2005	2006

Balance as of January 1	(3,862)	(4,067)
Provision for doubtful accounts	(241)	(592)
Write-offs	36	25
Balance as of December 31	(4,067)	(4,634)

  At December 31, 2006, two customers accounted for 38% and 11%, respectively (at December 31, 2005, three customers accounted for 33%, 11% and 10%, respectively), of total customer receivables and no other accounted for more than 10%.

  As of December 31, 2005, US$ 232,311 of export receivables were included in the securitization program (Note 10(b)). In December 2006, the outstanding financing under the securitization program was prepaid, as discussed in Note 10(b).

  Export receivables are denominated in the following currencies:

	December 31,

	2005	2006

United States dollars	232,105	259,112
European currency units – EURO	1,059	2,496

	233,164	261,608

  7              Inventories

	December 31,

	2005	2006

Finished products	113,282	130,192
Raw materials	21,597	27,027
Maintenance supplies and other	38,994	45,485

	173,873	202,704

  The accompanying notes are an integral part of these consolidated financial statements

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  8              Property, plant and equipment

	December 31, 2005

		(Accumulated
	Cost	depreciation and depletion )	Net

Land	297,004		297,004
Timber resources	333,455	(47,695)	285,760
Buildings, improvements and installations	566,864	(346,194)	220,670
Equipment	2,485,389	(1,339,497)	1,145,892
Information technology equipment	54,211	(45,531)	8,680
Other	137,716	(97,433)	40,283
	3,874,639	(1,876,350)	1,998,289
Construction in progress	70,258		70,258

Total	3,944,897	(1,876,350)	2,068,547

	December 31, 2006

		(Accumulated
	Cost	depreciation and depletion )	Net

Land	375,673		375,673
Timber resources	398,860	(51,860)	347,000
Buildings, improvements and installations	583,590	(364,787)	218,803
Equipment	2,556,694	(1,470,088)	1,086,606
Information technology equipment	55,565	(48,356)	7,209
Other	138,845	(104,638)	34,207
	4,109,227	(2,039,729)	2,069,498
Construction in progress	81,714		81,714

Total	4,190,941	(2,039,729	2,151,212

  As of December 31, 2006 and 2005  the entire Company mill in the amount of US$ 1,365,842 and US$ 1,247,562, respectively was securing financial obligations .

  9              Investment in affiliated company

  Veracel Celulose S.A.

  The Company accounts for its investment in Veracel using the equity method of accounting.  At December 31, 2006 the Company’s investment in Veracel amounted to US$ 324,736. Included in investment is an unamortized goodwill of US$ 15,015.  In 2006, the Company recognized an equity loss of US$ 13,349 (2005 - loss of US$ 42,674; 2004 – loss of

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  US$ 11,526).

  The summarized financial information of Veracel as of December 31, 2006 and 2005 and for the three years then ended is as follows:

	As of December 31,
	2005	2006

Current assets	137,596	132,011
Non-current assets	1,277,944	1,340,591
Current liabilities	71,066	160,956
Non-current liabilities	1,344,474	1,311,646

	For the year ended December 31,
	2004	2005	2006

Gross revenues (*)	46,864	130,422	356,336
Gross profit	12,066	21,860	113,665
Net loss	(23,052)	(85,348)	(26,698)

  (*) Sales to the Company amounted to US$46,066, US$65,385 and US$R$167,813, during 2004, 2005 and 2006, respectively.

  Aracruz Produtos de Madeira S.A. (APM)

  In October 2004, the Company sold to a third party 2/3 of the shares of APM; the remaining 1/3 of the shares of APM are being accounted by the Company under the equity method of accounting.

  At December 31, 2006, the Company´s investment in APM amounted US$ 11,513 (US$ 11,868 in 2005). In 2006, the Company recognized an equity loss of US$ 355( US$ 1,388 in 2005).

  10           Short-term borrowings and long-term debt

  (a)           Short-term borrowings - export financing and other

  At December 31, 2006, the balance of short-term debt consisted of rural credit in the amount of US$ 4,677 (US$ 80,496 as of December 31, 2005) with interest rate of  8.75%.

  (b)           Long-term debt

	December 31,

	2005	2006

Denominated in Brazilian currency:
BNDES term loans with varying interest rates;
principally the "Long-term interest Rate" (TJLP) plus 7.8% to
10.5% (2005 - 7.8% to 10.5%) due 2007 to 2016	223,562	258,193
Credit Export Note – 100% CDI, due 2008 to 2013		48,859
BNDES Term loans – 7.45% to 9.35% (2005 –
8.51% to 9.51%), due 2007 to 2016 and indexed
to BNDES basket of currencies	40,233	39,358

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)
	263,795	346,410
Denominated in US Dollars:
International Finance Corporation (IFC) –
(2005 – 7.42%) due 2007 to 2014	50,000
Securitization of export receivables – 5.98% to 7.05%
due 2007 to 2012	711,580
Import financing – 5.55% to 6.20% (2005 – 3.82%
to 4.47%), due 2007 to 2007	5,561	1,854
Pre-export financing – 5.75% to 6.48% (2005 -
5.02% to 6.10%) due 2010 to 2014	183,755 755	874,000

	950,896	875,854

Total	1,214,691	1,222,264
Less current maturities	(204,406)	(67,214)

Total long-term debt	1,010,285	1,155,050

  Debt of Aracruz Trading S.A. and Aracruz Trading International Ltd.

  In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE), Arcel Finance Limited under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$ 400 million under the same securitization program established in February 2002. In May 2004, a third tranche of Senior Secured Export Notes was issued, in the amount of US$ 175 million under the same securitization program.  In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading International Ltd. was included in the securitization program, in addition to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements were transferred to Aracruz Trading S.A and Aracruz Trading International Ltd..

  As part of management’s liquidity strategy, in March 2006 the Company prepaid the notes issued in February 2002 (See table below). Additionally, the Company made a tender offer to the holders of notes issued in August 2003 and May 2004 to repurchase such notes, at the discretion of the holders. In September 2006 the Company prepaid the rest of the amount related to the notes issued in August 2003.  In December 2006 the Company prepaid the rest of the amount related to the notes issued in May 2004. The table below summarizes such prepayments as well as the premium paid on prepayment:

				Outstanding balance (principal amounts)
		Annual
Original	Original line	Interest	Final	December
Tranche	of credit	charges	Due date	2005

February 2002	250,000	5.984%	March/2009	158,460
August 2003	400,000	7.048%	September/2011	378,120
May 2004	175,000	6.361%	May/2012	175,000

	825,000			711,580

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  Amounts prepaid during  2006:

Emission	Principal prepaid	Premium paid on debt amortization in advance

February 2002	145,950	2,113
August 2003	344,836	14,436
May 2004	163,625	4,596

	654,411	21,145

  The premium paid on the debt amortization in advance was recognized against current earnings in the financial expenses caption.

  c)     International Finance Corporation (IFC)

  In April 2006, the Company prepaid the loan agreement with International Finance Corporation (IFC), the private sector arm of the World Bank Group in the amount of US$ 50 million, with annual interest rates of 7.42% and semi-annual payments starting in December 2007 and final maturity in 2014.

  d)     Long-term portion payment schedule

  The long-term portion of the Company's debt at December 31, 2006 falls due in the following years:

2008	69,215
2009	43,117
2010	38,419
2011	119,005
2012 and thereafter	885,294

Total	1,155,050

  11           Stockholders' equity

  At December 31, 2006, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:  Arapar S.A. , SODEPA. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%.

  At December 31, 2006, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

  Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2006, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1,184 million.

  Appropriated retained earnings is composed by the following reserves:

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area (see note 15). The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

  b) Investment reserve - the investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management.  After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

  c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records.   Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

  Based on the future investment plans already approved, the Annual Shareholders´ Meeting to be held in the beginning of 2007 will deliberate Management's  proposal to increase capital, using part of the income reserves (investment and legal reserves), in the amount of approximately R$1,017,273 (equivalent to US$475,806 as of December 31, 2006).

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

  Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.81%, 9.75% and 7,78.% for years 2004, 2005 and 2006, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

  The Company paid US$ 252 million of dividends and interest on stockholders’ equity during the year ended December 31, 2006 and accrued US$ 37 million of interest on stockholders’ equity for payment in 2007 (US$139 million and US$66 million, respectively, during 2005).

  Basic and diluted earnings per share

  Basic and diluted earnings per share ("EPS") as of December 31, 2006, 2005 and 2004, as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

Common Stock	Class A Stock	Class B Stock

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

  The following presents the earnings per share calculations:

	2004
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	8,232	116,262	89,417	213,911
Undistributed earnings	513	7,243	5,570	13,326
Net income for the year	8,745	123,505	94,987	227,237

Weighted average number of shares	38,074	537,711	454,908

Basic and diluted earnings per share	0.23	0.23	0.21

	2005
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	7,326	103,606	79,679	190,611
Undistributed earnings	5,783	81,797	62,907	150,487
Net income for the year	13,109	185,403	142,586	341,098

Weighted average number of shares	38,022	537,739	454,908

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

Basic and diluted earnings per share	0.34	0.34	0.31

	2006
	Preferred stock		Common
	Class A	Class B	Stock	Total

Dividends and interest on capital	8,390	118,659	91,268	218,317
Undistributed earnings	9,107	128,814	99,079	237,000
Net income for the year	17,497	247,473	190,347	455,317

Weighted average number of shares	38,015	537,665	454,908

Basic and diluted earnings per share	0.46	0.46	0.42

  There were no dilutive securities outstanding in 2004, 2005 and 2006.

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

  Contributions made by the Company to the plan amounted to US$ 1,714, US$ 2,449 and
  US$ 3,125 in 2004, 2005 and 2006, respectively, and represented the annual pension expense of the Company for the plan.

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

  14           Contingencies and Commitments

  (a)         Contingencies

  (i)     Labor proceedings

  Labor proceedings of greater value are those related to the effect of variation in the inflation indexes (economic plans) over the 40% penalty of the Mandatory Fund for Unemployment Benefit (FGTS) and additional amounts allegedly owed to certain employees that perform hazardous activities.

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  Labor Courts partially accepted Unions' arguments in collective proceedings that claimed additional amounts allegedly owed to certain employees that perform hazardous activities. The Company appealed to Higher Labor Courts. Notwithstanding, in October 2006 the collective labor proceedings of Barra do Riacho Unit related to such matter were finalized due to a settlement negotiated among the Company and the Unions, amounting to US$ 2.9 million.

  At December 31, 2006, the Company had a total provision recorded for labor proceedings of US$ 14.1 million (US$ 16.7 million in 2005)  and a corresponding deposit in an escrow account of US$ 5.8 million (US$ 7.0 million in 2005).

  (ii)    Social charges proceedings

  In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$7.5 million in Court aiming to its annulment and, at December 31, 2006, has placed approximately US$ 10.4 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, Company’s management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been recognized.

  (iii)         PIS and COFINS contributions

  The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

  After analyzing certain legal decisions on similar legal actions of other companies and their implications for Aracruz’s case, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification. The amount the Company did not pay pursuant to the provisional remedy, from July to December 2006, is approximately US$1.7 million.

  At December 31, 2006, the provision for contingencies included US$ 74.3 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999 until September 2003.

  (iv)          Value-Added Tax Credit

  In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 35.5 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a part of that value and has been contesting other 17 notifications, in the amount of US$ 35.3 million. Based on the opinion of its legal advisors, who evaluate the chances of success in the judicial environment are between possible and probable, no provision has been recognized.

  (v)            Social Contribution on profits generated by export sales

  On September 10, 2003, the Company obtained a Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 89.6 million as of December 31, 2006 (US$ 74.4 million to December 2005).

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

  (vii)         Income Tax - Deductibility of Social Contribution on the net profit

  On June 29, 2005, the Company received a tax assessment notice relating to the deductibility of  social contribution in the calculation basis of income tax for 2000 and 2001. The existing provision was increased by US$ 1.5 million, resulting in a final provision of US$ 16.2 million.

  In July 2005, the Company reviewed the base of calculation of the income tax for the periods covered in the assessment and decided to partially pay US$ 10.1 million of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to charge the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution in the calculation basis of income tax.

  (viii)        Income tax and social contribution - offsetting of tax losses

  On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program.

  In July 2006 a Court decision did not recognize the Company's right to offset tax losses against taxable income. The Company challenged such decision. Notwithstanding, with the purpose of avoiding penalty charges the Company paid the amount of US$ 23.1 million

  The existing accrual at December 31, 2006 for the period in which the Company took advantage of the BEFIEX tax benefit program is US$ 30.1 million.

  (ix)          Others

  The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 13.3 million relating to several other legal disputes and has also made deposits in the amount of US$ 10.5 million in escrow accounts as of December 31, 2006.

  (b)           Commitments

  (i)            Indian Communities - Terms of settlement

  In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation in 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 6.3 million at December 31, 2006), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

  Despite the fact that the Terms of Settlement were in force, during the year 2005 members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Although the Company had obtained provisional measures to be reintegrated in the possession of the invaded areas, as of the end of the year 2006, these invaders still occupy approximately 11,000 hectares of land to which the Company is legally entitled. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor (Ministério Público Federal) - suspended all its commitments towards the Indian communities under the Terms of Settlement. As of December 31, 2006, during the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 4.4 million.
  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)
  On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006.

  (ii)           “Take-or-Pay” contract

  In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According  to the "take-or-pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. There is remaining take-or-pay committed volumes until 2008, regarding the 2002 contractual amendment.
  (iii)      Compliance with regulations

  The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

  15           Fiscal incentives
  As a result of the Barra do Riacho operations being located within the geographic area of ADENE (Agency for the Development of the Northeast) and since Decree No. 4213, of April 16, 2002,  which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

  On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (SUDENE) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefit.

  During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point.  Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (SRF) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million. The Company presented its defense in January 2006 but its arguments have not been accepted by Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

  The Company's management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is the management's understanding, based on advice of external legal counsel, that tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of  SRF and ADENE. The Company's management also believes, based on external legal counsel's opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE.

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  Notwithstanding the confidence in the robustness of its right, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of incorme tax payable from 2005 on and until a final Court decision has been granted.

  Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

  16           Guarantees of Veracel third-party debt

  As of December 31, 2006, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 414.6  million.  The expiration of the guarantees range from 2007 to 2015.  At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations,  after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee is immaterial.

  17           Derivative instruments and risk management activities
  The Company is engaged in the exportation of market pulp to various markets throughout the world.  Management considers the Company’s functional currency to be the U.S. dollar and approximately 22% of the Company’s indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

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

  (a)           Enterprise Risk Management - ERM

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

  The accompanying notes are an integral part of these consolidated financial statements

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)

  (b)           Foreign currency risk management

  The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility

  During 2006 the Company has recognized, as financial income, gains of US$ 88.8 million (2005 - US$ 29.2 million) related to derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations are marked to market on a daily basis and as of December 31, 2006 outstanding contracts amounted US$ 1.4 million (as of December 31, 2005 outstanding contracts amounted US$4 million).

  (c)           Interest rate risk management

  The Company’s strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company’s interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.  The Company may use interest rate swaps to implement this strategy.  At December 31, 2006 and 2005 the Company had no outstanding interest rate swap contracts.

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

  Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2006 and 2005.  The Company’s financial structure does not require any substitution of such financing or the contracting of similar fundings.

  The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.  However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

  19           Segment information

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

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts) The Company has determined that its operation has only one segment - pulp.
  Sales by geographic area are determined based on the location of the customers.

  The Company's exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,

	2004	2005	2006

North America	464,740	544,499	661,177
Europe	525,290	640,614	721,074
Asia	247,417	267,612	443,904
Other	19,201	16,921	18,871

Total	1,256,648	1,469,646	1,845,026

  Sales to two unaffiliated customers represented 31% and 13% of net sales in 2006. Two unaffiliated customers represented 31% and 17% in 2005, and 28% and 14% in 2004. No other individual customers represented more than 10% of net sales.

  20   Related parties

  Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,

	2005		2006

	Assets	Liabilities	Assets	Liabilities
Balance sheet
Current assets
Cash and cash equivalents
Bank Safra S.A.	73,712		68,191 ,
Banco Votorantin S.A	72,341		43,591
Long-term debt (including
current portion and accrued
finance charges)
BNDES – Banco Nacional
de Desenvolvimento
Econômico e Social		264,762		299,677

	146,053	264,762	111,782	299,677

Year ended December 31,

	2004	2005	2006

  Expense

  Expense

  Expense

Income statement

  The accompanying notes are an integral part of these consolidated financial statements.

  Aracruz Celulose S.A.

  Consolidated Statements of Changes in Stockholders’ equity
  Expressed in thousands of United States dollars

  (except number of shares and per-share amounts)
Financial income
Banco Safra S.A.		(34,510)	(8,891)
Banco Votorantin S.A.		(13,085)	(7,308)
Financial expenses
BNDES – Banco Nacional de
Desenvolvimento Econômico e Social	43,879	50,126	48,121

	43,879	2,531	31,922

  The accompanying notes are an integral part of these consolidated financial statements.