Form 20-F
ARACRUZ CELLULOSE S A
filed 2008-03-31
CIK 883952

 20-F 1 f080331a.htm ANNUAL AND TRANSITION REPORT OF FOREIGN PRIVATE ISSUERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the Fiscal Year Ended December 31, 2007

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

455,390,699	Shares of Common Stock
27,958,116	Shares of Class A Stock
549,205,305	Shares of Class B Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐	No ☒

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

  “U.S. dollars,” “$” or “US$” are to United States dollars;

  “reais,” “real” or “R$” are to Brazilian reais, the official currency of Brazil;

  “Brazilian government” are to the federal government of the Federative Republic of Brazil;

  “consolidated financial statements” are to the Consolidated Financial Statements of Aracruz Celulose S.A. as of December 31, 2006 and 2007 and, for the three years in the period ended December 31, 2007, the corresponding Report of Independent Registered Public Accounting Firm;

  the “Company,” “Aracruz,” “we,” “us” and “our” are to Aracruz Celulose S.A. and its consolidated subsidiaries (unless the context otherwise requires);

  “our preferred shares” and “our common shares” are to our authorized and outstanding preferred stock and common stock, respectively;

  “Class A Stock” and “Class B Stock” are to our non-voting preferred stock class A (ações preferenciais classe A) and non-voting preferred stock class B (ações preferenciais classe B), respectively, which together are referred to as the Preferred Shares; and

  “tons” are to metric tons of 1,000 kilograms each.
  "Taxa de Juros de Longo Prazo" is the Long-term Interest Rate or "TJLP".
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

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect”, “may”, “are expected to”, “expect,” “will allow”, “will continue”, “will likely result”, “should”, “would be”, “seek”, “approximately”, “intend”, “plan”, “project”, “estimate” or “anticipate,” or similar expressions or the negative thereof or other variations thereof of comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included herein with respect to future operations, financial condition, financial performance or other financial or statistical matters constitute forward-looking statements. Those forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be realized. Such statements appear in a number of places in this annual report, including, without limitation, the information set forth under the headings “Item 3D. Risk Factors”, “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”, and include statements regarding our intent, belief or current expectations or those of our directors or our executive officers with respect to:

        general economic, political and business conditions, both in Brazil and in our principal export markets,

        the declaration or payment of dividends,

        our direction and future operation,

        the implementation of our principal operating strategies, including our potential participation in acquisition or joint venture transactions or other investment opportunities,

        the implementation of our financing strategy and capital expenditure plans, or the factors or trends affecting the pulp and paper market (including its cyclical nature and our financial condition or results of operations).

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

          ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

          ITEM 3. KEY INFORMATION

          A. Selected Financial Data

               Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we exported substantially all of our production, and due to the fact that we operate in an industry that uses the U.S. dollar as its currency of reference and this is the currency in which cash is primarily generated and expended, representing the economic environment in which the Company conducts its operations, our management believes that the U.S. dollar is the Company's functional currency and the most appropriate currency in which to present our consolidated financial statements. Accordingly, we have been presenting our primary U.S. GAAP consolidated financial statements in U.S. dollars since 1994. For this purpose, amounts in Brazilian currency for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

               Pursuant to SFAS 52 as it applies to us, non-monetary assets, including inventories, property, plant and equipment, accumulated depreciation and stockholders’ equity are remeasured at historical rates of exchange. Monetary assets and liabilities denominated in reais are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the applicable exchange rate on the date of sale. Cost of sales, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other statement of operations accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

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

               The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP consolidated financial statements as of December 31, 2006 and 2007 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes. The selected financial information at December 31, 2003, 2004 and 2005 have been derived from our U.S. GAAP consolidated financial statements, not included in this annual report. The selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

			For the year ended December 31,
	2003	2004	2005	2006	2007
	(thousands of U.S. dollars, except number of shares and per share amounts)
Statement of Operations Data
Operating Revenues
Domestic	$42,401	$66,083	$ 62,019	$ 77,431	$ 137,086
Export	1,056,498	1,256,648	1,469,646	1,845,026	2,007,017
Gross operating revenues	$ 1,098,899	$1,322,731	$ 1,531,665	$ 1,922,457	$ 2,144,103
Sales taxes and other deductions	(95,829)	(155,618)	(186,432)	(241,624)	(260,328)
Net operating revenues	$1,003,070	$1,167,113	$ 1,345,233	$ 1,680,833	$ 1,883,775
Operating costs and expenses

Cost of sales	$592,555	$700,333		$783,578		$1,037,896		$1,190,957
Selling	38,617	53,850		64,430		74,005		78,832
Administrative	22,762	31,072		33,820		57,020		58,708
Other, net	41,962	25,208		16,313		12,514		(38,624)
Total operating costs and expenses	$695,896	$810,463		$898,141		$1,181,435		$1,289,873
Operating income	$307,174	$356,650		$447,092		$499,398		$593,902
Non-operating (income) expenses
Financial income	(43,037)	(56,123)		(125,439)		(181,733)		(168,037)
Financing expense	108,209	119,976		137,276		149,719		100,864
Gain on currency remeasurement, net	(41,955)	(16,197)		(21,386)		(7,641)		(908)
Other, net	(129)	(76)		(778)		(7)		(61)
Total Non-operating (income) expenses	$23,088	$47,580		$(10,327)		$(39,662)		$(68,142)
Income before income taxes, minority	$284,086	$309,070		457,419		$539,060		$662,044
interest and equity in results of affiliated
companies
Income tax expense
Current	$106,549	$42,746		$71,086		$30,754		$41,343
Deferred	22,567	27,510		1,142		38,740		155,969
Total income tax expense	$129,116	$70,256		$72,228		$69,494		$197,312
Minority interest	$(37)	$(9)		$(31)		$(544)		$(10,522)
Equity in results of affiliated companies	$(6,844)	$(11,568)		$(44,062)		$(13,705)		$(32,141)
Net income	$148,089	$227,237		$341,098		$455,317		$422,069
Basic and diluted earnings per share(1)
Common Stock	0.14	0.21		0.31		0.42		0.39
Class A Preferred Stock	$0.15	$0.23		$0.34		$0.46		$0.43
Class B Preferred Stock	0.15	0.23		0.34		0.46		0.43
Dividends and interest on stockholders´
equity per share
Common Stock	0.10 (2)	0.11	(3),	0.05	(5),	0.06	(7),	0.08	(9),
		0.08	(4)	0.12	(6)	0.13	(8)	0.14	(10)
Class A Preferred Stock	$0.11 (2)	$0.12	(3),	$0.06	(5),	$0.07	(7),	$0.08	(9),
		$0.09	(4)	$0.13	(6)	$0.15	(8)	$0.16	(10)
Class B Preferred Stock	0.11 (2)	0.12	(3),	0.06	(5),	0.07	(7),	0.08	(9),
		0.09	(4)	0.13	(6)	0.15	(8)	0.16	(10)
Weighted-average number of shares
outstanding (thousands of shares)
Common Stock	454,908	454,908		454,908		454,908		454,908
Class A Preferred Stock	39,819	38,074		38,022		38,015		36,933
Class B Preferred Stock	535,969	537,711		537,739		537,665		538,747
Total	1,030,696	1,030,693		1,030,669		1,030,588		1,030,588

          (1) Holders of Class B Preferred Stock have no dividend preference. Holders of Class A Preferred Stock are entitled to an annual preferential dividend.

          (2) Including the dividend declared on April 29, 2003. (3)Including the dividend declared on April 29, 2004.

          (4)Including the interest on stockholders' equity declared on October 19, 2004 and November 16, 2004, respectively. The interest on stockholders equity was attributed to the Compulsory Dividend relating to the year 2004, which were declared on April 29, 2005. (5)Including the dividend declared on April 29, 2005.

          (6)Including the interest on stockholders' equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005, respectively. The interest on stockholders equity was attributed to the Compulsory Dividend relating to the year 2005, which was declared on April 28, 2006.

          (7)Including the dividend declared on April 28, 2006.

          (8)Including the interest on stockholders' equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, respectively. The interest on stockholders equity was attributed to the Compulsory Dividend relating to the year 2006, which was declared on April 24, 2007.

          (9)Including the dividend declared on April 24, 2007.

          (10)Including the interest on stockholders' equity declared on March 21, 2007, June 19, 2007, September 18, 2007 and December 21, 2007, respectively. The interest on stockholders equity was attributed to the Compulsory Dividend relating to the year 2007, which is to be declared by April 30, 2008.

			At December 31,
	2003	2004	2005	2006	2007
		(thousands of U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$66,284	$36,474	$34,114	$48,414	$53,321
Short-term investments	285,991	412,110	521,613	531,229	439,940
Accounts receivables, net	223,048	208,336	253,306	285,795	361,603
Inventories	131,486	126,220	173,873	202,704	225,023
Other current assets	35,925	49,973	111,899	132,782	171,513
Property, plant and equipment, net	2,270,369	2,133,896	2,068,547	2,151,212	2,518,700
Investment in affiliated company	382,318	480,940	505,975	516,771	607,429
Other non-current assets	59,012	81,709	94,678	127,021	247,334
Total assets	$3,454,433	$3,529,658	$3,764,005	$3,995,928	$4,624,863
Short-term debt	392,088	152,934	292,018	89,787	96,768
Other current liabilities	121,591	121,872	193,147	197,032	230,951
Long-term debt	979,435	1,222,728	1,010,285	1,155,050	1,312,351
Other long-term liabilities	160,358	217,837	304,132	351,636	597,675
Share capital	909,473	909,473	909,122	909,122	1,410,490
Other stockholders' equity accounts	891,488	904,814	1,055,301	1,293,301	976,628
Total liabilities and stockholders' equity	3,454,433	3,529,658	3,764,005	3,995,928	4,624,863

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

               Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure on the real did not cease, on January 15, 1999, the Central Bank allowed the real to float freely. On December 31, 2007, the commercial selling rate was R$ 1.7713 per US$1.00. Since January, 1999 the real exchange rate has been having an erratic trend, where the exchange rate is determined by demand and supply currency flows.

               The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

		Exchange Rate of R$ per US$
Year ended December 31,	Low	High	Average(1)	Year - End
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3420	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004	2.6544	3.2051	2.8639	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007	1.7325	2.1556	1.9483	1.7713

          Source: Central Bank, PTAX. PTAX is the average of the exchange rates negotiated in the commercial rate market on a given day.

          (1) Represents the average of the daily exchange rates (PTAX) during the relevant period.

	Exchange Rate of R$ per US$
	Low	High
Month Ended
January 31, 2008	1,7414	1,8301
February 29, 2008	1,6715	1,7681
March 28, 2008	1,6700	1,7456
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

            currency fluctuations,
            inflation,
            price instability,
            interest rates,
            tax policy, and
            other political, diplomatic, social and economic developments in or affecting Brazil.

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

               In 2003, Brazil started a new cycle of Real appreciation relative to the U.S. dollar and the rate in that year was 18.2% . In 2004 the appreciation of the Real relative to the U.S. dollar was 8.1%, in 2005 the Real appreciated 11.8% and in 2006 the Real appreciated approximately 9.0% . In 2007 the appreciation of the Real relative to the U.S dollar was 17.2%, representing an accumulated appreciation of 49.7% since the beginning of 2003.

               Inflation and certain governmental measures to control inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

               Brazil has historically experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy in the past. The Company's cash operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because its suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, operating expenses may increase and (assuming constant U.S. dollar sales prices) profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and as a result the Company's costs of real-denominated debt may increase. See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”

               We may be impacted by governmental actions affecting the Brazilian markets and economy.

               The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government, for example, could impose some restrictions for the export market, by creating export duties for any product, including our main source of revenues (market pulp), affecting the margins and the profitability of the exporting companies. In addition, the Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, Banco Nacional de Desenvolvimento Econômico e Social – BNDES, which is owned by the Brazilian government, indirectly owned approximately 12.5% of our common stock as of December 31, 2007 and has advanced approximately 30% of our total consolidated indebtedness as of such date. See “Item 7B. Related Party Transactions.” .

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

               The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders’ ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The companies trading at the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$ 1.399 billion as of December 31, 2007, and an average daily trading volume of approximately US$ 2.555 million in 2007. In comparison, the companies trading at NYSE had a market capitalization of US$ 27.1 trillion as of December 31, 2007, and an average daily trading volume of approximately US$ 119.2 billion for 2007.

               There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of BOVESPA as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately 50% of all shares traded on BOVESPA.

               Because we are subject to specific rules and regulations as a Brazilian Company, holders of our ADSs have fewer and less well defined shareholders’ rights than investors in U.S. companies.

               Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law, to protect your, or their, interests relative to actions taken by our board of directors or by the holders of common shares may be fewer and less well defined than under the laws of other jurisdictions outside Brazil.

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

            worldwide demand for pulp products,
            worldwide production capacity,
            the strategies adopted by major pulp producers, and
            the availability of substitutes for our products.

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

               Due to its quality characteristic, eucalyptus is the fiber of choice for different paper & tissue producers thus explaining the growth of its demand in the last several years above average market growth. The average level of demand growth for eucalyptus has increased significantly since 2001, to 11% per year, from 7% previously. BEKP market pulp consumption growth is expected to have reached around 17% or 1,9 million tons, in 2007, comparing to a decline of 8% in northern hardwood and of 0,4% of southern hardwood in the same year. This strong demand permitted price increase implementation for BEKP throughout the whole year 2007 achieving an average of US$ 744/t (North America delivered), that is being the highest level since 1995. The average list price for BEKP delivered to North America in 2007 was 9% above the previous year.

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

               The Company is subject to stringent environmental laws and regulations in Brazil on the federal, state and local levels. Changes in environmental laws and regulations or changes in the policy of enforcement of existing environmental laws and regulations could adversely affect the Company. The Company's operations are supervised by governmental agencies that are responsible for the implementation of pollution control laws and policies. These agencies can take actions against the Company if it fails to comply with applicable environmental regulations. These actions can include the imposition of fines and revocation of licenses and concessions.

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

               Actions by federal or state legislature or public prosecution offices may adversely affect our operations.

               In September 2001, the legislature of the State of Espírito Santo, where we owned, on December 31, 2007, 171,441 hectares of forest and other land, passed a law temporarily restricting the plantation of eucalyptus forests for purposes of pulp production within the State. In June 2002, this law was declared to be unconstitutional by a provisional decision of the Brazilian Federal Supreme Court, and injunctive relief was granted in response to suits brought by the National Confederation of Industry and by the National Brazilian Confederation of Agriculture and Cattle Raising. The Company believes that such provisional decision will be upheld by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar laws will not be enacted that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

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

               In the second quarter of 2007 a number of Non-Governmental Organizations (NOGs) and the Federal Public Prosecution Office in the State Rio Grande do Sul brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by Fundação Estadual de Proteção Ambiental - FEPAM in issuing environmental licenses for eucalyptus plantations in that State. A provisional measure was initially granted, to determine that FEPAM ceases to issue environmental licenses for eucalyptus plantations, being the competence therefore transferred to Instituto Brasileiro de Meio Ambiente - IBAMA (Brazilian Environmental Institute). The provisional measure was suspended by the Federal Court of the 4th Region at the request of the

          Government of the State Rio Grande do Sul. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

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
            the acquisitions could increase our costs;
            our management’s attention could be diverted from other business concerns; and
            we could lose key employees of the acquired company.

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

                 In 2005 and during 2006, the risk rating agencies Moody's Investor Service (Moody's), Standard & Poor's and Fitch Ratings (Fitch) both assigned an indicative rating to the Company's foreign currency debt under foreign law. After the rating agencies' confirmation, Aracruz became one of the few companies in Brazil confirmed as investment grade in foreign currency debt from three of the most important rating agencies in the world - Moody's, Standard & Poor's and Fitch Ratings -, thus reducing the Company's average cost of capital.

                 During 2007 our rating improved, with Moody's raising theirs an additional notch, to Baa2, which is equivalent to the ratings assigned by Standard & Poor's and Fitch (BBB). However, if the ratings were to be downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our business and the availability of future financing.

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

              Dependence on Few Customers and the Loss of any of them can Cause a Significant Impact over our Operations

              The Company's marketing strategy is to develop long-term relationships with customers that will purchase the Company's production year after year. In 2007, the Company's three largest customers accounted for approximately 57% of its sales (by volume). See "Market Overview — Markets and Customers". The Company believes that the loss of any of these customers would have a material adverse effect on the Company's results of operations.

ITEM 4. INFORMATION ON ARACRUZ A. History and Development of Aracruz

                   We conduct our operations under our legal and commercial name, Aracruz Celulose S.A.. We are a corporation (sociedade anônima), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, we operate under the provisions of the Brazilian corporate law. Our headquarters and main operating unit are located at Rodovia Aracruz - Barra do Riacho, Kilometer 25, Municipality of Aracruz, State of Espírito Santo, Brazil, and its telephone number is 55-27-3270-2122. Our principal office is located at Av. Brigadeiro Faria Lima, 2277, 4th floor, 01452-000 São Paulo, State of São Paulo, Brazil, and our telephone number is 55-11-3301-4111. Our agent for service of process in the United States is Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166. We maintain an Internet website at www.aracruz.com.br. Information contained on our website is not part of, or incorporated by reference into, this annual report.

Barra do Riacho Unit

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

                   We own 51% of Portocel Terminal Especializado de Barra do Riacho S.A., the company that operates the port terminal of Barra do Riacho, since January 1985. The remaining 49% of Portocel is owned by Celulose Nipo-Brasileira S.A - CENIBRA, another pulp manufacturer and one of our competitors. From the privatization of the port terminal in 1985 until 2007 Portocel increased its storage capacity from 45,000 to 217,000 tons.

                   In 1998 we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A. (currently known as Aracruz Produtos de Madeira S.A., or APM), a joint venture between Gutchess International Inc. and Aracruz created in 1997 for the production of solid wood products. In October 2004 we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyerhaeuser Corporation. APM’s domestic sales policy remained unaltered and its overseas sales continued to be Weyerhaeuser’s responsibility. We currently own one third of the shares of APM. See “Business Overview—Aracruz Produtos de Madeira.”

                   In June 2000, our board of directors approved another expansion of the nominal production capacity of the Barra do Riacho Unit by 700,000 tons per year, known as the Fiberline C Expansion Project. The Fiberline C Expansion Project involved the addition of a new pulp line and certain other modifications to existing equipment at the Unit in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, reaching full capacity in 2003. See “—Business Overview—Fiberline C Expansion Project.” The production volume resulting from the Fiberline C Expansion Project required an increase in the Company's forest base of approximately 65,200 hectares of eucalyptus plantations. To meet this demand, in June 2000, the Company acquired Terra Plana Agropecuária

              Ltda., with assets comprised of 19,000 hectares of land appropriate for planting eucalyptus trees. From July 2000 through December 31, 2001, the Company acquired approximately 44,000 additional hectares of land in a number of separate transactions. Additionally, in September 2002, Bahia Sul (currently denominated Suzano Papel e Celulose) and the Company signed, jointly with Companhia Vale do Rio Doce (now called Vale) and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and the Company of forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests. The Company also entered into a three-year wood supply contract with Veracel to provide a total of up to 3.85 million cubic meters of wood for the Fiberline C Expansion Project until the new plantations reach maturity for harvesting. This contract terminated in the first half of 2004. During 2004, we were able to meet approximately 62% of our wood fiber requirements from our own eucalyptus forests. In 2005, 2006 and 2007 we met approximately 90%, 91% and 86%, respectively, of our wood requirements from our own eucalyptus forests. In 2008 we expect to meet approximately 77% of our wood requirements from our own eucalyptus forests, due to the increase of wood coming from the Forestry Partners Program, according to our long term wood supply planning. See “Business Overview—Eucalyptus Forests”.

                   Our board of directors approved in December 2005 another investment at the Barra do Riacho Unit known as Barra do Riacho Unit Optimization. The project was intended to improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements are being made by modifying and/or replacing equipment at Fiberlines A, B and C, leading to a sustainable increase in nominal capacity of 200,000 tons/year. The plant investment was estimated at US$ 239 million, with US$ 199 million already spent up to 2007 and US$ 40 million expected for 2008, with 80% of the items produced domestically and 20% imported. The additional capacity of 200,000 tons/year should be attained until 2009.

Veracel

                   On October 10, 2000, we acquired a 45% stake in Veracel, a joint venture to grow eucalyptus trees on plantations and to build a pulp mill. On January 31, 2003, the Company acquired an additional 5% stake in Veracel, bringing its total stake to 50%. The remaining 50% interest in Veracel is owned by Stora Enso OYJ ("Stora Enso"). Veracel grows eucalyptus on plantations in the State of Bahia, which has diversified the sources of the Company's supply of wood for the Barra do Riacho Unit. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit's operation and (ii) the opportunity to expand the Company's business in the future from an operational base in Bahia that can potentially replicate its accomplishments in the State of Espírito Santo. In May 2003, the Company and its joint venture partner decided to invest an additional US$940 million in Veracel to build a 900,000-ton capacity mill (the "Veracel Mill") for the production of BEKP in the State of Bahia. Construction of the Veracel Mill was started at the beginning of the second half of 2003, and the mill start up was in May 2005. A total of US$1.30 billion was budgeted to the project.

                   The Veracel pulp mill, from the cornerstone to the start-up at the beginning of May 2005, took 22 months to be completed. On November 6, 2005, the Veracel pulp mill officially attained its design capacity. The so called “learning curve phase” was considered completed after the mill had produced for 30 consecutive days at an average output of 2,543 tons per day. This was achieved 174 days after the mill's start-up. The quality curve had already been achieved in June 2005, when a level of over 97% of prime grade product had been continuously recorded for a period of 30 days. Both accomplishments represent world records for a greenfield pulp mill and are two major achievements in the successful development of the Veracel project. The year 2006 was the first full year of operation, with pulp production at a total of 975,150 metric tons, 8% above the annual nominal capacity of 900,000 metric tons, with 468,348 tons being purchased by the Company as it share. In 2007, Veracel pulp production achieved 1.051,376 metric tons, 8% above 2006 production and 16% above annual nominal capacity. The output of the new plant has been sold basically to the controlling shareholders, in the same proportion as their shareholdings (50% each).

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

                   Because of its location - distant from large urban centers - Veracel’s mill contributed to the creation of jobs and income in a region where there are currently few job opportunities.

Guaíba Unit

                   On May 30, 2003, the Company acquired all of the capital stock of Riocell S.A. ("Riocell"), a major producer of BEKP, from Klabin S.A. for a purchase price of US$567 million. Riocell owned and operated a BEKP pulp mill (the "Riocell Mill") with a capacity of approximately 400,000 tons per year and owned approximately 40,000 hectares of eucalyptus plantations in the State of Rio Grande do Sul. On January 7, 2004, Riocell was merged into the Company and the Riocell Mill and related forestry assets are now operated as the Company's Guaíba Unit. On September 15, 2004 the Company announced the Guaíba Unit Optimization. The systems involved in the modernization of the Guaíba Unit went into operation in November 2005. The optimization project allowed additional production of 30,000 tons in 2006, bringing the Guaíba Unit’s nominal capacity to 430,000 tons/year. In June 2006, the Company announced that preliminary studies have been completed regarding the feasibility of the future expansion of the production capacity at its Guaíba Unit by 1.3 million tons/year, which would raise the mill’s total capacity to approximately 1.8 million tons/year some time between 2010 and 2015. In June 2007, the environmental impacts study was completed and in March 2008 the preliminary environmental license concerning the expansion of the production capacity of the Guaíba Unit to 1.8 million tons/year was issued. See " Business — Guaíba Unit".

Capital Expenditures

                   The Company's capital expenditures for 2005, 2006 and 2007 were US$ 147.9, US$ 301.0 million and US$589.7 million, respectively.

                   The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2005	2006	2007
		(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land
purchase)	US$71.4	US$219.1	US$317.8
Improvements/industrial investments	66.8	67.3	212.8
Other	9.7	14.6	59.1
Total	US$147.9	US$301.0	US$589.7

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

                   During the year 2007, we invested approximately US$589.7 million, of which US$146.5 million was devoted to forest, US$140.4 million to land purchases, US$30.9 million to other forestry investments, US$51.6 million to ongoing industrial investments, US$161.2 million to Barra do Riacho and Guaíba Unit Optimization and US$59.1 million to other projects.

                   During 2008, the Company expects to invest approximately US$578 million related to industrial, forestry and other investments. Approximately 70% of the funding for these investments will derive from Company's own cash generation.

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

                   During 2007, we produced approximately 2,569,000 tons of BEKP (3,095,000 tons including 50% of Veracel's pulp production), representing an estimated 12% of the total worldwide production capacity of hardwood market pulp and 23% of the worldwide production capacity of BEKP for 2007. In 2007, eucalyptus accounted for an estimate of approximately 53% of the total worldwide production capacity of BHKP. In 2007 and 2006, sales to customers located outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our sales volume. See "Market Overview — Markets and Customers" and "Competition".

                   In 2007 Aracruz’s sales volume totaled 2,581,000 tons of eucalyptus pulp (3,104,000 tons including 50% of Veracel) compared to 2,547,000 tons in 2006 (3,021,000 tons including 50% of Veracel).

                   In 2007, we had net operating revenue of US$1,808.0 million of eucalyptus pulp compared to US$1,632.2 million in 2006 and US$1,300.2 million in 2005.

                   From 1979 to 2007 our pulp production volume had a compound annual growth rate of 10% per annum and it is expected to reach a total pulp production volume of 3,300,000 tons (including 50% of Veracel’s pulp production) in 2008.

                   In December 1999, we moved our headquarters from Rio de Janeiro to the Municipality of Aracruz, in the Brazilian coastal State of Espírito Santo, where part of the Company's production facilities is located. In 2005 we moved our executive offices from Rio de Janeiro to São Paulo, where we maintain our financing, administrative and trading activities. Our production facilities consist of the Barra do Riacho Unit in Espírito Santo State, which has three production units each with two bleaching, drying and baling lines, the Guaíba Unit, located in the municipality of Guaíba, State of Rio Grande do Sul, and Veracel, located in the municipality of Eunapolis, State of Bahia, where we have a 50% stake. Our production facilities are equipped with advanced environmental protection resources.

                   The Barra do Riacho Unit’s area totaled 360,000 hectares at the end of 2007, of which 211,000 ha were plantations and 129,000 ha were native reserves and 20,000 were for other uses. At the Guaíba Unit, there were approximately 126,000 ha of total forestry area, of which 75,000 ha were plantations and 41,000 ha were native reserves and 9,900 were for other uses. All told, Aracruz maintains a ratio of 1 hectare of native reserves for each 1.7 ha of plantations. Despite the condition of self sufficiency in wood requirements, the Company managed to have other sources of wood supply from the Forestry Partners Program, which celebrated its 16th anniversary in 2007. Last year, the total turnover of the program was almost US$27 million and we entered into almost 3,800 contracts with small, medium and large farms, covering nearly 87,000 hectares of private farm property. The program contributes to the generation of rural jobs, encourages the utilization of otherwise idle land, boosts and diversifies farm income, and at the same time ensures the Company an alternative source of wood supplies. The program helps reduce the pressure exerted by certain sectors of society, to cut down native forests in order to obtain lumber for other purposes, such as charcoal and firewood.

                   The Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho (Portocel), of which we own 51%.

                   We believe that we are one of the lowest-cost producers of bleached kraft market pulp in the world. Our low production costs relative to some of our competitors are due to a number of factors, including:

                economies of scale,
                advanced forestry techniques in managing the processes of planting, growing and harvesting of our trees,
                a comparatively short harvest cycle of our trees, and
                lower energy and chemical costs.

                   During 2007, we were able to meet 86% of our wood fiber requirements from our own eucalyptus forests. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in only seven years after plantation, while harvest cycles for other types of hardwood trees in the southern United States, Canada and Scandinavia can range from 25 to 70 years. Harvest cycles for our principal non-Brazilian competitors in the eucalyptus pulp market, which are located in Spain, Portugal and Chile, are approximately eight to ten years. See “Raw Materials — Wood" and “Competition". We internally produce approximately 96% and 69%, in Barra do Riacho and Guaíba Units, respectively, of our electrical energy requirements, mainly from by-products of our pulp production process, and recycle the greater part of the chemicals used at the Units. See “—Raw Materials—Energy.”

Business Strategy By the end of 2006 Aracruz updated its mission, vision and business principles as follows: Mission:

✓	To offer products obtained in a sustainable way from planted forests, generating economic, social and environmental benefits and, in this way, contributing to people's well-being and quality of life.

              Vision:

✓	To be acknowledged as leader in the global pulp market.

              Business Principles

                   Our decisions and actions are based on ethical values and observe the following business principles, which also guide our Code of Ethics:

✓	Integrity

We have a commitment to integrity:

	o	acting with fairness and honesty;

	o	respecting human rights;

	o	complying with legislation, internal rules, agreements and commitments;

	o	continuously seeking the best corporate governance practices;

	o	rejecting any form of corruption or illegality.

✓	Commitment to shareholders

We create value for all shareholders, focusing on operational excellence:

	o	investing in continuous improvement and innovation throughout our operations;

	o	seeking to maximize return on investments;

	o	increasing the scale of our business;

	o	managing risks and pursuing a continuous reduction in the cost of capital.

✓	Customer focus

We value long-term relationships:

	o	offering products that satisfy customer needs;

	o	guaranteeing the safety of our products and the reliability of their supply;

	o	investing in product development.

✓	Valuing our employees

We value our employees:

	o	fostering a safe, healthy and motivating work environment and rejecting discrimination of any kind;

	o	respecting freedom of association;

	o	offering opportunities for professional and personal development;

	o	fostering professional growth based on merit;

	o	encouraging active citizenship;

	o	seeking to constantly improve quality of life.

✓	Valuing our stakeholders

              We cultivate relationships of mutual trust with our stakeholders:

              o seeking engagement and cooperation;

              o being sensitive to their aspirations and concerns;

              o using dialogue as the first priority to resolve conflicts;

              o respecting diversity and freedom of opinion and expression;

              o being transparent in our actions and communications.

              ✓ Harmony with the environment

              We act in harmony with the environment and we contribute to its protection:

o	using natural resources in a sustainable manner;

o	adopting modern technologies and practices to make our operations more efficient and minimize their impacts;

o	contributing to the preservation of biodiversity.

              ✓ Social responsibility

              We take our corporate social responsibility seriously:

              o disseminating knowledge and fostering the sustainable development of communities;

              o establishing partnerships, investing in projects and nurture networks with the private sector, civil society organizations and the public sector;

              o contributing to the improvement of public governance;

o	supporting and strengthening the partners in our supply chain.

              We encourage our business partners to adopt these principles, as we strive for the sustainability of our supply chain.

              Moreover, following up actions that were initiated in 2005, during 2006 and 2007 additional measures were adopted to enhance the Code of Ethics effectiveness and to assure the more structured performance of our various management bodies, with the following highlights:

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
                Revision of the Code of Ethics to better align it to the mission, vision and business principles of the Company.

                   Also, in 2007 the Company made progress in the implementation of its strategy of combining sustainable growth with continuous efforts to improve operational excellence. Our strategic goal is to supply 25% of world demand for hardwood market pulp - amounting around 7 million tons – by 2015, and to continue be one of the lowest cost producers in the sector, adding value for shareholders and other stakeholders. The studies to implement these additional capacities are not yet completed and still depend upon Aracruz Board's approval.

              Listed below, can be seen some of the projects that contributed to implement our business strategy:

                Economies of scale resulting from new capacity increases. Following the modernization of Fiberlines A and B, and the Excellence Project, both carried out in 1998, which improved Aracruz's operational efficiency and enabled the Company to reduce costs, and the Fiberline C Expansion Project, which in the middle of 2002 increased our nominal production capacity to over 2,000,000 tons per year, Aracruz continued to deliver growth through the acquisition from Klabin S. A. , in 2003, of Riocell, with its updated nominal production capacity of approximately 430,000 tons of bleached eucalyptus market pulp and 50,000 tons of printing and writing paper, and through the Veracel project, a pulp mill for the production of bleached eucalyptus kraft market pulp in Eunápolis, in the State of Bahia, with a nominal capacity of 900,000 tons per year, which started up in May 2005. In mid 2004, Aracruz's Board of Directors approved the Guaíba Unit optimization project, which improved operational efficiency and enabled the Unit to increase its nominal capacity from 400,000 to 430,000 tons per year. Those Projects rely on our technology advances and benefit from our existing overhead and management structure, which has absorbed the new activity without significant additional fixed costs. These enhancements will enable us to reduce pulp costs and improve quality levels in the new production unit. Following the same value drive, the Company approved in 2005 the Barra do Riacho Unit Optimization Project that will increase the nominal capacity of the three existing Fiberlines by 200,000 tons. This project was concluded in the last quarter of 2007 and will be fully operational in 2008.

                Improvements in forestry technology using advanced genetic techniques, which will result in an increase in the forest yield. Regarding forest technology, as a result of the traditional genetic improvement program, we recommended eleven new eucalyptus hybrid clones for operational planting, which display greater pulp productivity per hectare, in the different Company sites, as well as wood quality in accordance with the requirements of our products. Worthy of note is the unprecedented recommendation of hybrid clones of E. urophylla x E. dunni to Guaíba unit plantations, at Rio Grande do Sul State. Contributions to the commercial applications of new clonal propagation technologies have also been provided, as well as sustainable silvicultural practices that ensure the high performance of plantations. In Barra do Riacho Unit, soil monitoring conducted in last twenty years revealed that fertility has been improving for most of the areas, due to application of changes in nutritional management, especially from late 90's. In Guaíba Unit an important study involving soil mapping of the expansion areas was accomplished. Concerning climate studies, the results so far have demonstrate that the consumption of water by the Aracruz' eucalyptus plantations is similar to the consumption of native forests located on the Company's reserves. Aracruz biodiversity studies, started 15 years ago both in eucalypt plantations and native reserves, show that more than 11 thousand birds, of 556 different species, were registered until the end of 2007, suggesting that the silvicultural model adopted by Aracruz has allowed the maintenance of bird communities at the studied locations.

                Optimization of transportation logistics. Transportation of wood to the mills comprises a large portion of the cost of our pulp production. Improvements in transportation logistics and costs are a priority for the Company. At the end of 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems—Maritime and Rail—, the main objective of which is to enhance logistics and further integrate our Mill-Port-Forest system. In 2005, coastal shipping delivered 17% of the total wood consumed at the Barra do Riacho Unit. With the entry into service in October, 2005 of another tug and barge, the annual shipping capacity is expected to reach 2.7 million tons in the following years, representing 36% of total wood transportation. As part of the complete system learning curve process it has already reached about 1.9 million tons in 2006, representing some 24% of the wood consumed at Barra do Riacho. In 2007, the system delivered 1.6 million tons. Each barge has a wood-carrying capacity of approximately 5,000 tons. As well as optimizing transport costs, their use eliminated some 60,000 truck journeys along the BR 101 highway in 2007, reducing traffic on the road and cutting emissions of greenhouse gases as a result of lower fossil fuel consumption.

                Improve business process management with state-of-the-art information technology in order to improve efficiency and reduce costs. We use mySAP. com(R) platform supplied by SAP to control, simplify and integrate our business process within all our sites and also to implement connectivity with our customers and suppliers. All our information systems are in compliance with Sarbanes-Oxley requirements. During 2007 we had implemented the new version of ERP mySAP. com (ECC6.0) . In parallel, all business processes were evaluated in order to optimize them and make use of the new functions available.

                Increase competitiveness.The competitiveness of our business operations, combined with our significant cash generation capabilities, has led us to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations either through acquisitions or expansion of existing capacity, and/or further acquisitions of additional forests.

                Enterprise risk management (ERM).The Company is developing its Sustainability Plan, which comprises ERM, a wide and structured framework of the main corporate risks of the Company. Following the best practices of Corporate Governance, the Company seeks to have full control of its main corporate risks that may cause financial, operational or intangible impacts. The methodology used by the Company considers an evaluation of impact and probability under a conservative but realistic approach, being that such system has been building up through technical workshops involving the main areas of the Company.

                Investment grade.The Company obtained an investment grade rating in foreign currency from Moody’s (Baa3, raised to an additional notch, Baa2, during 2007) and Fitch (BBB) in the early part of 2006, to add to that received from Standard & Poor’s at the end of 2005 (BBB-, raised to an additional notch, BBB, during 2007). This achievement positioned Aracruz among a select group of companies in Brazil, which improved the Company’s risk perception, what could result in an important reduction of Aracruz cost of capital and, consequently, value added to the shareholders.

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

                     In May 2003, Stora Enso and we approved the construction of Veracel’s pulp mill for the production of BEKP in Eunápolis, in the State of Bahia (“Veracel Project”). The mill was projected to have a nominal capacity of 900,000 tons per year and the overall investment was budgeted at US$1.30 billion. Veracel operations started in May, 2005 and reached full capacity 174 days thereafter, in the beginning of November 2005, setting a new world record for learning curve achievement. During 2006 Veracel produced 975,150 tons of pulp. In 2007 the production achieved 1.051,376 metric tons, 8% above 2006 production and 16% above annual nominal capacity, figuring among the largest and most advanced single-line pulp mills in the world.

                     The Veracel Project has obtained long-term direct funding from development banks in the amount of approximately US$650 million, being US$500 million from BNDES and US$150 million from the European Investment Bank (EIB) and the Nordic Investment Bank (NIB). The funding of the Veracel Project consisted of 5% internal cash generation, 42% equity and 53% loans from Brazilian and international development agencies. NIB and EIB debt was fully pre-paid in 2007. The Company is a several guarantor of 50% of the indebtedness incurred by Veracel, including indebtedness in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At December 31, 2007 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$321.5 million.

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

                     In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders’ agreement, or the Veracel Shareholders’ Agreement, which set forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel. In connection with the further acquisition by us and by Stora Enso, on equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003 and as a consequence of the Implementation Decision adopted by the remaining shareholders, the Veracel Shareholders’ Agreement was amended. The amended Veracel Shareholders’ Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice to the contrary is given by any party to the Veracel Shareholders’ Agreement. The Veracel Shareholders’ Agreement will terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Veracel Shareholders’ Agreement provides that Veracel will at all times during its term have a board of directors comprised of 6 (six) members, of which (i) 3 (three) will be elected from individuals appointed by Stora Enso and, (ii) 3 (three) will be elected from individuals appointed by us. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) will each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. The Veracel Shareholders’ Agreement also provides that neither we nor Stora Enso may transfer (which includes the creation of liens) any of their respective common shares of Veracel to non affiliated entities other than after the second anniversary of the start-up of Veracel’s pulp mill. Either of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations. The Veracel Shareholders’ Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Veracel Shareholders’ Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Veracel Shareholders’ Agreement also provides that we, so long as either we or any of our subsidiaries is a shareholder of Veracel, shall not acquire (or caused to be acquired) any interest in real property in the core area of Veracel. The same covenant applies to Veracel with respect to real property in our core area.

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

Guaíba Unit

                     On June 30, 2003 the Company announced that it had acquired Riocell S.A. ("Riocell") from Klabin S.A., which operated the Riocell Mill situated in the Municipality of Guaíba, State of Rio Grande do Sul, in the south of Brazil, for a purchase price of US$567 million. As a consequence, Riocell was included in the financial information of the Company at and for the year ended December 31, 2003. On January 7, 2004, Riocell was merged into the Company and is now operated as the Guaíba Unit of the Company.

                     The nominal production capacity of the Guaíba Unit is approximately 430,000 tons of BEKP and 55,000 tons of printing and writing paper, equipped with advanced environmental protection resources. The Guaíba Unit has approximately 126,374 hectares of forest and other land and 18,300 hectares of plantations are kept in association with third parties. The average distance of the wood supply to the mill is approximately 117 kilometers.

                     The Guaíba unit is fully integrated into Aracruz: human resources, information technology, systems and processes. Several synergies were obtained mainly in logistics, sales and operations.

                     In November 2005 we started up the project to upgrade the Guaíba Unit’s industrial facilities, improving production capacity from 400,000 tons to 430,000 tons of BEKP. The overall investment amounted to US$29.7 millions and the results are better than expected, as demonstrated in 2006 and 2007 when production reached around 436,000 tons. In June 2006, the Company announced that preliminary studies have been completed regarding the feasibility of the future expansion of the production capacity at Guaíba Unit by 1.3 million tons/year, which would raise the mill’s total capacity to approximately 1.7 million tons/year some time between 2010 and 2015. In June 2007, the environmental impacts studies were completed and in March 2008 the preliminary environmental license concerning the expansion of the production capacity of the Guaíba Unit to 1.8 million tons/year was issued.

Aracruz Produtos de Madeira

                     As part of our earlier strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., (“APM”), which then became our wholly owned subsidiary. APM's high-tech hardwood lumber sawmill, which is located in the State of Bahia, was commissioned in the first quarter of 1999 and sales of its products began during the third quarter of 1999. APM manufactures and markets Lyptus®, a new concept renewable, high-grade hardwood lumber produced using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes. The sawmill has a nominal production capacity of 44,000 cubic meters per year. As of December 31, 2007, APM had nominated 10 sales representatives in major furniture markets in Brazil and was supplying a customer base of over 400 customers including manufacturers and resale yards.

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

                     In 2004, 2005, 2006, and 2007, 30%, 40%, 50%, and 34% respectively, of APM's total production was exported. In 2004, 2005, 2006 and 2007 export sales accounted for 61%, 65%, 71%, and 55% respectively, of the revenues of APM.

                     Consistent with the strategies set forth above, in October 2004 we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of US$18.6 million. We currently own one third of the shares of APM and have certain voting rights as set forth in the APM Shareholders' Agreement.

                     The Board of Directors of APM approved in February 2004 a five year business plan, which comprises the expansion of the sawmill nominal production capacity to 95,000 cubic meters per year and investments in the amount of up to US$10.3 million, of which US$1.35 million have been invested in 2005. In 2006 it were invested US$ 72 thousand and in 2007 US$1.35 million.

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

                     The Barra do Riacho Unit Optimization Project, approved by our Board of Directors in December, 2005, will improve the technology and performance in the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements will be made by modifying and/or replacing equipments at Fiberlines A, B and C leading to a sustainable increase in nominal capacity of 200,000 tons per year.

                     The plant investment is estimated at US$230 million, or US$1.150 /ton, with 80% of the items produced domestically and 20% imported. The appreciation of the real against the U.S. dollar is the main reason for the increase compared to the approved Budget of US$ 192 million. There are still some disbursements to happen in 2008 related to equipment already operational. Land purchase will not be needed. The incremental wood volume will be provided basically by (1) reduction in average age of current forestry base and (2) forestry productivity increase through forestry management implemented in 1999.

                     Implementation commenced in the first half of 2006 and was concluded in the 4th quarter of 2007 (around 19 months since purchases), with full capacity of 2.3 million tons/year to be operational in 2008. There are still some minor items pending, to be operational in 2008, such as the gas system which is under construction and will be in place by April 2008. This item does not affect production for 2008.

Market Overview

General

                     Wood pulp is the principal raw material used in manufacturing paper and paperboard. Whether or not a specific type of wood pulp is suitable for a particular end-use, depends on the type of wood used to make the pulp, as well as the process used to transform the wood into pulp. Hardwood pulp is produced using hardwood trees, such as oak, eucalyptus, aspen, birch and acacia trees. Hardwood pulp has short fibers and is generally better suited for manufacturing coated and uncoated printing and writing papers, tissue and specialty papers. Softwood pulp is produced using softwood trees, such as pines. It has long fibers and is generally used to add strength to the paper. We do not produce softwood pulp.

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

                     Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1997 to 2007. Over this ten-year period, the annual rate of growth in demand for bleached eucalyptus pulp was estimated at 8,5%, while the annual rate of growth in demand for hardwood pulp during the same period was estimated at 4,7% and the market for softwood pulp for the same period was estimated at a 2,5% annual rate.

                     Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 53% in 2007) primarily due to its high quality, and because of properties, such as its softness, opacity and printability.

International Markets

                From 1997 to 2007, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 4,5% per year, from 16,7 million tons to 25,8 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 9,1 million tons from 2000 to 2007. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 15.1 million tons in 1997 to 24 million tons in 2007. Consumption of market pulp is concentrated mainly in Europe, North America and Asia.

                The charts below show the estimated demand for bleached hardwood by region:

Total Bleached Hardwood Demand By Region
	2003		2004		2005		2006		2007
		%		%		%		%		%
	tons	total	tons	total	tons	total	tons	total	tons	total
NORTH
AMERICA	2.725.000	14%	2.740.000	13%	2.915.000	14%	3.095.000	14%	3.345.000	14%
EUROPE	8.515.000	43%	8.965.000	43%	9.080.000	43%	9.570.000	43%	9.980.000	42%
ASIA	7.530.000	39%	8.195.000	40%	8.235.000	39%	8.850.000	39%	9.100.000	39%
LATIN
AMERICA	805.000	4%	865.000	4%	835.000	4%	880.000	4%	1.080.000	5%
TOTAL
WORLD	19.575.000		20.765.000		21.065.000		22.395.000		23.505.000
Source: PPPC - Oct, 2007.

Aracruz Sales and Market Share By Region
	2003		2004		2005		2006		2007
	tons	%Share	tons	%Share	tons	%Share	tons	%Share	Tons	%Share
NORTH
AMERICA	767.800	25%	831.300	30%	909.300	31%	1.016.400	33%	1.050.800	31%
EUROPE	813.700	9%	1.014.400	12%	1.122.300	11%	1.175.000	12%	1.266.100	13%
ASIA	509.000	6%	533.100	7%	510.800	6%	757.400	9%	710.500	8%
LATIN
AMERICA	58.500	7%	71.200	8%	48.100	6%	63.300	7%	73.000	7%
Total	2,149,0		2,450,0		2,590,6		3012,1		3,100,3

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

                     The increase in demand in 2005, combined with pulp mill closures permitted the implementation of price increase in the year which reached list price of US$635 per ton (North America delivered) in April and sustained itself throughout the year. In 2006 the same scenario allowed an US$ 80 per ton price increase over the year, reaching US$ 715 per ton in December.

                     The trend of mill closures and strong demand for hardwood pulp observed in 2005 and 2006 continued throughout the year of 2007. This combination resulted in a tight supply and demand ratio allowing price increase implementation. Regarding BEKP, prices evolved from US$715 per ton in January to US$805 per ton (North America delivered) in December 2007.

                     The following chart shows, for the periods indicated, average annual prices for BEKP produced by us as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

BEKP -NBHK - SBHK List Prices North America Delivered (US$/ton)

                (Note: prices are expressed as simple arithmetic average for the year)

                Sources: For all eucalyptus pulp prices and for 2000 southern and northern hardwood pulp prices, the Company’s databank; for 2001 northern and southern hardwood pulp prices, Hawkins Wright 2001; for 1988-99 southern and northern hardwood pulp prices, Hawkins Wright, November 2000. For 2002, 2003, 2004, 2005 and 2006 eucalyptus prices, the Company’s databank, and for southern and northern hardwood pulp prices, Hawkins Wright, December 2002, 2003, 2004, 2005 and 2006.

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

Domestic Market

                     In 2006 total domestic market demand for bleached hardwood kraft reached 605.016 tons, resulting in an increase of 7% over 2005. In 2007 demand for bleached hardwood kraft market pulp in Brazil achieved 870,000, an annual growth of 43% over 2006. However, this growth was mainly due to a "definitional change" -changes in ownership of pulp and paper facilities in Brazil resulted in the reclassification of previously affiliated pulp to market pulp. In 2007, we supplied approximately 69,000 tons of the aggregated domestic demand for bleached eucalyptus kraft market pulp, compared to 53,000 tons in 2006 and 40,000 tons in 2005.

                The six largest Brazilian producers of bleached hardwood kraft market pulp are:

                  Aracruz Celulose S.A.,
                  Celulose Nipo-Brasileira S.A., or CENIBRA,
                  Votorantim Celulose e Papel S.A,
                  Suzano Papel e Celulose S.A.,
                  Jarí Celulose S.A., and
                  Lwarcel Celulose e Papel

                     Together the six largest Brazilian producers accounted for 84% of total domestic sales in 2007, with Aracruz accounting for 8% of total domestic sales. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of Aracruz total sales volume in 2003, 2004, 2005, 2006 and 2007 as compared to 3% in

                2001, as a result of our increase in sales in international markets and other producers increasing their own share of the Brazilian market. See “Competition.” Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be correlated with international pulp prices.

Eucalyptus Forests

                     On December 31, 2007, we owned approximately 486,197 hectares of forest and other land (not including Veracel Celulose S/A) in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which 286,099 hectares are planted with eucalyptus forests. The average distance from our forest areas currently in use to the mills at Barra do Riacho Unit is 204 kilometers, while this distance at Guaíba Unit is 117 kilometers. Because of the cost of transportation, the average distance from the forest to the mill has an important effect on our cost structure, and we have sought to reduce the distance in various ways, including by accelerating the substitution of cloned trees with higher productivity near the mills, as discussed in “—Raw Materials—Wood.” We are always evaluating opportunities for acquiring land with forest closer to the mills in order to reduce the distance, and the associated costs of hauling wood, between the forest and the mills as well as any system of logistics that could reduce the cost of transportation, such as transportation by barges using our port facility in the state of Bahia. See “Business Strategy”. Of the 486,197 hectares owned by us, approximately 286,099 hectares are currently used for the planting of trees to supply pulp production and solid wood production, approximately 170,191 hectares are reserved for preservation, approximately 19,931 hectares have been used in the construction of roads and the remainder is used for other activities. Brazilian law requires that 20% of our lands, at any given time, are reserved for preservation of native ecosystems (either remaining fragments or restored areas by plantation of indigenous species).

                     Throughout 2007, one of our main objectives was to increase the Forestry Partners Program, for the establishment of new plantations to ensure the future supply of wood for our mills. During 2007 we established approximately 12,500 additional hectares of eucalyptus plantation through this program.

                     At Barra do Riacho Unit we have a tree nursery capable of producing approximately 40 million seedlings per year and a research facility is located nearby as well. At Guaíba Unit, there was an expansion of capacity in 2007, and the production went from 21 million in 2006 up to 30 million in 2007.

                     In 2007, we supplied 9.5 million cubic meter of wood to our pulp mills, of which 8.2 million cubic meters came from our own eucalyptus forests and 1.3 million cubic meters of wood were purchased from the market, including approximately 1.0 million cubic meters purchased through the Forestry Partners Program.

                     The Company pioneered the use of cloned seedlings from rooted cuttings, a method also known as vegetative propagation, to carry out large-scale planting of eucalyptus trees. This method of cloning results in trees whose fibers are extremely homogeneous, which the Company believes results in a more streamlined industrial process and higher quality pulp. Today, approximately 89% of the Company's eucalyptus forests are grown from this type of seedling. Rather than growing from seeds, clones are the "offspring" of asexual propagation. By means of this type of generation, the descendant receives the entire genetic code of the original tree. Accordingly, the risk of disease and pests can be lessened by choosing parent trees better adapted to the region. Other benefits of vegetative propagation include significantly lower bark per cubic meter of wood and "self-pruning" trees with fewer branches.

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

                     Through the development of cloned trees selected on the basis of certain characteristics, we were able to reduce our wood consumption per ton of pulp produced from 3.9 solid cubic meters under bark in 1985 to 3.5 solid cubic meters in 2007. The optimal age to harvest our trees is 5.5 to 6.5 years, from the time of planting.

Energy

                     Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy. At the Barra do Riacho Unit approximately 96% of our electrical energy needs in 2007 were met by burning by-products generated from pulp production compared with 98% in each of the years 2005 and 2006 and with 79% in 1999. The result of 2007 is due to periodic overhaul of one of the steam turbines. In 2007, at the Guaíba Unit, 68,8% of our electrical energy was generated internally using methods similar to the ones used in Barra do Riacho Unit and generation from coal. As in Barra do Riacho, the result of 2007 is due to the maintenance in the bigger steam turbine. The remainder of our energy needs was met through purchases of electricity, fuel oil and natural gas from third sources.

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

                     Beginning in the latter half of 1998, the State of Espírito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a project of public interest to obtain water from the Rio Doce river through an existing system of canals and rivers. The project was completed in June 1999 and now provides water for the local communities and for the industrial and chemical districts of the Municipality of Aracruz as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. During 2000 and the beginning of 2001, we made the necessary adjustments in the mill to receive the water supply from Rio Doce. The project was approved by federal, state and local authorities. In 2004 due to high average rainfall, we decided to temporarily close our Rio Doce river access. During 2005 and 2006 the mill sometimes needed to use the water from Rio Doce due to maintenance of the river access. In 2007 the mill did not use the water from Rio Doce.

The Units

                     Our principal pulp mill, located in the State of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world.

                     In 1994, we increased our effective production capacity from 1,025,000 tons to 1,070,000 tons per year through system upgrades and productivity gains. From 1995 to 1999, we invested in the Modernization Project in Barra do Riacho Unit, successfully increasing the nominal production capacity of that mill to 1,240,000 tons of pulp per year. After the Fiberline C Expansion Project, 2002, which resulted in the construction of the mill’s third production unit, the nominal capacity increased to 2,000,000 tons, in 2007 the Optimization Project increased the nominal capacity of the Barra do Riacho Unit to 2.330.000 tons. The total production of that mill was 2,031,000 tons in 2003; 2,093,000 tons in 2004; 2,134,000 tons in 2005; 2,180,000 tons in 2006 and 2,132,000 tons in 2007, due to the learning curve of the Optimization Project, representing approximately 8% of the total worldwide bleached hardwood kraft market pulp production capacity.

                     We also have a pulp mill in our Guaíba Unit which production capacity is of approximately 430,000 tons of BEKP per year, after full implementation of the project to upgrade the Guaíba Unit’s industrial facilities. - See "B - Business Overview - Guaíba Unit".

                     The Company's total production in 2007 was 2,569,000 (comprising the Barra do Riacho Unit and the Guaíba Unit) and 3,095,000 tons including 50% of Veracel's pulp production (versus 2,616,000 tons in 2006), representing approximately 12% of the total worldwide bleached hardwood kraft market pulp production capacity.

                     The production facilities in the State of Espírito Santo and Rio Grande do Sul consist of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging, warehousing facilities and a fully computerized control system that continuously monitors the entire production process. The Barra do Riacho Unit and the Guaíba Unit mills’ pulp systems have, respectively, six steam turbines and three steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on sites. The Barra do Riacho Unit electrochemical plant, which was transferred in December 1999 to Nexen and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. The Guaíba Unit also has an electrochemical plant located within its boundaries. For a discussion of the sale of our electrochemical plant to Nexen, see “—Raw Materials—Chemicals.”

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

                Since 2006 we only produce one type of pulp, which is ECF Pulp.

                     Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. During 2007 and 2006, we did not produce Standard Pulp. In 2005, 2004 and 2003 we produced 2,500 tons, 36,792 tons and 79,536 tons, respectively, of Standard Pulp. ECF Pulp, or Elemental Chlorine Free Pulp, is pulp bleached with lower levels of chlorine. ECF Pulp is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process (although recently we have detected a shift in environmental concerns away from the bleaching process to forestry management and efficient control). We first produced ECF Pulp in November 1990. During the period from 1991 to 1994, we equipped the Barra do Riacho Unit mill so that it would have the capacity to produce enough ECF Pulp to meet the growing demand for ECF Pulp. From 1993 to 1997, we produced 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, we were to produce 100% ECF pulp. See “—The Units.” During 2007, 100% of Barra do Riacho Unit production, or 2,132,000 tons, was comprised of ECF Pulp as compared to 2,180,002 tons during 2006 and 2,132,018 tons during 2005. During 2007 the production of ECF in Guaíba Unit was approximately 436,000 tons, similar to the production in 2006.

Transportation

                     Wood from the forest areas is transported by trucks, railroads and sea barges (owned by independent contractors) to the mills for processing into pulp. The average distance from our forest areas to the mills at Barra do Riacho Unit is 204 kilometers, while this distance at Guaíba Unit is 117 kilometers.

                     The pulp produced for export at Barra do Riacho mill is transported by truck from the mill to the port of Barra do Riacho (Portocel), which is located approximately 3.25 kilometers from the mill site. This port is used to store pulp and load ocean vessels providing us convenient access to the Atlantic Ocean. The port is a modern facility that currently has the capacity to handle approximately 10 million tons of pulp and wood per year, moving up to 5.5 million tons of pulp overseas. Warehouse facilities at the port are capable of storing approximately 217,000 tons of pulp (static storage).

                     We own 51% of Portocel, the company that operates the port of Barra do Riacho. The remaining 49% of Portocel is owned by CENIBRA, another pulp manufacturer and one of our competitors. We do not own any ships for transportation of our pulp.

                     Our integrated, coastal wood shipment project was completed in December 2002. It involves an integrated tug and barge system and two port terminals. This sea transportation system links the extreme South of Bahia to the North of Espírito Santo. The port complex of Portocel, adjacent to the mill at Barra do Riacho Unit, receives wood from plantations in southern Bahia via an alternative transportation system that is more efficient and less pollutant than truck-based highway shipments. In 2007 the operation between Caravelas and Portocel was able to transport 1.6 million cubic meters of wood.

                     Another improvement to our wood transportation operations was the construction and start-up of a nearly 4 Km-long rail spur used for unloading wood shipments directly at the mill’s yard in 2003. This improvement done in 2003 was important to optimize the receiving process of the wood that comes from North of Minas Gerais and other areas within the state of Espírito Santo.

                     At the Guaíba mill, the pulp is exported through the port of Rio Grande. The pulp is loaded in barges at a terminal facility integrated to the mill and then transported by barges along the Lagoa dos Patos. The distance from the terminal at the mill to the port in Rio Grande is 160 nautical miles.

Markets and Customers

                     Our main markets are in North America, Europe, Asia and Brazil. Our export sales are performed through our foreign subsidiary in Hungary. See - "Organizational Structure - Significant Subsidiaries". The Company does not have any special sales method, such as installment sales. The relative geographic distribution of our sales by volume and percentages of total production were as set forth below:

		2003			2004		2005		2006			2007
			% of			% of		% of		% of			% of
	Tons		total	Tons		total	Tons	total	Tons	total	Tons		total
Europe	813,7		38%	1,014,4		41%	1,122,3	43%	1,175,0	39%	1,266,1		41%
North America	767,8		36%	831,3		34%	909,3	35%	1,016,4	34%	1,050,8		34%
Asia	509,0		23%	533,1		22%	510,8	20%	757,4	25%	710,5		23%
Latin America	21,4		1%	21,6		1%	8,4	1%	10	0%	4		0%
Total Exports	2,119,9		98%	2,400,4		98%	2,550,8	98%	2,958,8	98%	3,031,4		98%
Brazil	37,1		2%	49,6		2%	39,7	2%	53,3	2%	69		2%
Total	2,149,0		100%	2,450,0		100%	2,590,6	100%	3012,1	100%	3,100,3		100%

                     Our average net prices per ton of eucalyptus pulp for 2003, 2004, 2005, 2006 and 2007 were US$453, US$458, US$502, US$542, US$583, respectively.

                     In 2005, 2006 and 2007 approximately 2% of our sales volume was sold in the domestic market. One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year. Stable long-term relationships permit us to reduce our marketing expenses, to better understand our customers’ needs, and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical support to our clients. In 2007 and 2006, our ten largest costumers accounted for approximately 83% and 80% of our sales, by volume, respectively, and for those years our three largest customers accounted for approximately 57% and 55% of our sales, by volume, respectively. These customers include leading North American tissue manufacturers and leading global manufacturers of printing and writing paper. We believe that the loss of any of these customers could have a material adverse effect on our results of operations.

                     In 2005, 2006 and 2007, demand for our pulp has been in line with our production capacity; however, we cannot guarantee that such balance between demand and production capacity will be maintained in the future. We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

                     We have sought to diversify our sales among different market segments, such as consumer products (for example, tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

                     The following table shows the breakdown by end uses of our pulp production in 2003, 2004, 2005, 2006 and 2007.

	2003	2004	2005	2006	2007
Tissue	55%	55%	57%	57%	58%
Printing, and Writing Paper	26%	22%	22%	21%	23%
Specialty Papers(1)	18%	22%	21%	22%	19%
Cartonboard	1	1	-	-	-
	100%	100%	100%	100%	100%

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

                Producer

                Celulose Nipo-Brasileira S.A - CENIBRA Suzano Papel e Celulose S.A

                Jari Celulose S.A.

                Votorantim Celulose e Papel S.A.

                Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel) Celulose Beira Industrial S.A.

                CMPC Papeles S.A.

                Celulosa Arauco y Constituicíon SA. Empresa Nacional de Celulosas S.A. Grupo Rottneros (Miranda mill)

Country Brazil Brazil Brazil Brazil Portugal Portugal Chile Chile Spain Spain

                     Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, CENIBRA, Empresa Nacional de Celulosas S.A., CMPC, and Votorantim Celulose e Papel S.A) currently account for 55% of the total world production capacity of bleached eucalyptus kraft market pulp. Management estimates that in 2007, we accounted for 23% of the world production capacity of bleached eucalyptus kraft market pulp, 6% of the world production capacity of chemical market pulp and 12% of the world production capacity of bleached hardwood kraft market pulp.

Bleached Hardwood Kraft Market Pulp

                     To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America, Western Europe, which in 2007 are expected to have accounted for 72% in the aggregate, and 15%, 38% and 18% respectively, of the world’s total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately 2,156,000 tons during 2005, 2,082,000 tons in 2006 and 2,032,000 in 2007 while Brazilian producers sold approximately 5,237,000, 5,774,000 and 6,700,000 tons respectively, in such periods. Several of our competitors in this market are larger than we are and may have greater economic and other resources than we do.

                     Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 4,5% per year from 1997 to 2007, totaling 25.8 million tons, and is expected to grow at an annual rate of 8,2% during the period of 2007 to 2010 (or approximately 6,8 million tons in total during this period). Approximately 72% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 13,7 million tons in 2007 to approximately 19,5 million tons in 2010. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 5,5% from 2007 through 2010, adding 4,2 million tons to the current demand.

Environmental and Other Regulatory Matters

                     Our mill and forestry operations are subject to federal, state and local laws, regulations and permit requirements relating to the protection of the environment. Federal Law No. 6,938, dated August 31, 1981 established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for activities that are effectively or potentially damaging to the environment. Environmental laws and regulations also govern the conduct of forest operations and the protection of Brazilian fauna and flora. A violation of environmental laws and regulations may result in fines and penalties which may be material. Federal Law No. 9,605, dated February 12, 1998 provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. Criminal sanctions for individuals and entities that commit environmental crimes range from fines to imprisonment (individuals) or dissolution (legal entities). In addition, Federal Law No. 9,605 also establishes that the corporate structure of a company may be disregarded if the shareholding structure impedes the recovery for harm caused to the environment. We are not aware of any successful assertion of claims against shareholders under this provision of Federal Law No. 9,605.

                     The States of Espírito Santo and Rio Grande do Sul have state legislation that requires local manufacturing concerns to obtain various permits including operating permits for manufacturing facilities. Pursuant to those respective state laws, state authorities are empowered to regulate a company’s operations by prescribing company-specific environmental standards in such company’s operating permit. The operating permits require that we maintain certain emissions, effluent and waste disposal standards.

                     On February 10, 1998, the State of Espírito Santo issued to us a two-year operating permit for Fiberlines A and B at Barra do Riacho Unit, which was renewed for an additional five years commencing on February 10, 2000. On July 1, 2002 the State of Espírito Santo issued to us a four-year operating permit for Fiberline C at Barra do Riacho Unit, valid until July 2006. Nevertheless, on May 6, 2005, reviewed in July, 2007, the State of Espírito Santo issued to us a unified four-year operating permit for Barra do Riacho Unit (Fiberlines A, B and C), which is valid until May 2009. During 2002, supplemental environmental licenses were obtained for Fiberline C Expansion Project relating to our industrial installations.

                     On June 20, 2005 the State of Rio Grande do Sul issued to us an operating permit for Guaíba Unit, valid until June 2009.

                     Beginning in March 1997, we became subject to an environmental audit every three years in the State Espírito Santo. The audit is conducted by subcontracted auditors, approved by the Environmental Secretary of the State of Espírito Santo, or SEAMA. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001. The most recent audit was conducted in November 2004. In the State of Rio Grande do Sul we became subject to an environmental audit every year, since the year 2002. The audit is conducted by subcontracted auditors, approved by the Brazilian Environmental Institute, or IBAMA. The audit has been regularly carried since 2002. The last audit was conducted in December 2006. In 2007 we had problems to schedule the audit. We are replanning it for first quarter of 2008.

                     Our forestry activities are regulated by the Brazilian federal government and the governments of the States of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul. Our operating permit for our forest operations in Espírito Santo was renewed for a six-year period commencing on October 4, 2004. Presently the Company has obtained from the environmental state agencies from the states Espírito Santo, Minas Gerais and Bahia 21 implementation and operational permits for implanting 327 projects accounting for 67,893 hectares of eucalyptus plantations. In Rio Grande do Sul State, although the licensing process is not yet fully defined by the environmental agency, in 2007 there were 50 planting permits legally issued to Aracruz Celulose.

                     We also entered into contracts with farmers in the State of Espírito Santo, Minas Gerais, Bahia, Rio Grande do Sul and Rio de Janeiro according to which the farmers have agreed to grow trees for sale to us. See "Eucalyptus Forests". Regarding our operating permit for the Forestry Partners Program, the licensing process for renewing it is still under negotiation and we expect to conclude it during 2008.

                     Plantings may be undertaken only according to a plan presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of our landholdings, at any given time, must be preserved as native ecosystems (uncultivated or restored with indigenous species). We currently exceed this requirement, since such land accounts for approximately 35% of our total landholdings.

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

                     Also for the Fiberline C Expansion Project we obtained 327 project permits for forest plantations, of which 74 were incorporated in operating licenses issued by the Espírito Santo Agriculture, Cattle-Raising and Forest Protection Institute (IDAF), 235 were projects incorporated in installation licenses issued by the Bahia Environmental Resources Center (CRA-BA) and 18 projects approved for operating licenses by the Minas Gerais State Forestry Institute (IEF-MG).

                     Aracruz' forest management is certified by the Bureau Veritas Quality International (“BVQI”) in the standard NBR 14789 - Principles, Criteria and Indicators for Plantation Forests of the Brazilian System of Forest Certification (CERFLOR/PEFC System), regulated by the National Institute of Metrology (INMETRO), the federal official agency for metrology affairs. The certification process for each defined scope includes certification audits, public meetings with local stakeholders’ participation, public reports publication and annual monitoring audits for the maintenance of the CERFLOR certificate.

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

                     In 2006 "BVQI" granted to the Company the chain of custody certification for both Barra do Riacho and Guaíba Units. The chain of custody was certified by the "BVQI" in the standard NBR 14790 of the CERFLOR/PEFC System. This certification assures that at least 70% of the final product (pulp) comes from certified forests.

                     In 2007, the annual monitoring audits for the maintenance of CERFLOR certification in all States (Bahia, Espírito Santo, Minas Gerais and Rio Grande do Sul) were integrated, and ended up with the maintenance of all of the certificates. Today, the total amount of certified area is 357,585 ha (210,610 ha of plantations) in Barra do Riacho Unit and 100,764 ha (61,115 ha of plantations) in Guaíba Unit.

                     The Company presents, in the table below, its areas certified by CERFLOR as well as the base period of such certifications:

				Certified area (ha)
		Original
		certified area:	2004	2005	2006	2007	2008
State	Municipalities	Total area	Total area	Total area	Total area	Total area	Total area
		(plantations)	(plantations)	(plantations)	(plantations)	(plantations)	(plantations)
		(base period)	(base period)	(base period)	(base period)	(base period)	(base period)
	Mucuri, Nova Viçosa,
	Prado, Alcobaça,	166.089	166.089	166.685	170.922	172.348	172.588
Bahia	Caravelas, Ibirapuã,	(95.322)	(95.322)	(95.753)	(98.104)	(98.874)	(98.697)
	Teixeira de Freitas	(12/09/2003)	(12/09/2003)	(31/07/2004)	(31/07/2005)	(31/10/2006)	(31/10/2007)
	and Vereda
	Aracruz, Santa Teresa,
	Santa Leopoldina,
	Fundão, Serra,
	Sooretama, Vila
	Valério, Mucurici,	147.537		147.537	168.531	170.228	170.914
Espírito	Conceição da Barra,	(93.778)		(93.778)	(107.218)	(106.837)	(105.247)
Santo	Linhares, Montanha,	(31/12/2004)		(31/12/2004)	(31/07/2005)	(31/10/2006)	(31/10/2007)
	Pinheiros, São
	Mateus, Rio Bananal,
	Jaguaré and Pedro
	Canário		-

Minas	Nanuque and Carlos	13.617	(6.410)			13.617	(6.410)	14.083	(6.629)	14.083	(6.665)
Gerais	Chagas	(31/07/2005)				(31/07/2005)		(31/10/2006)		(31/10/2007)
				-		-
	Guaíba, Barra do
	Ribeiro, Butiá, Arroio
	dos Ratos, Mariana
	Pimentel, Eldorado do
	Sul, Minas do Leão,
	Pantano Grande, São
	Jerônimo, Tapes,
	Charqueadas, Dom							89.598
Rio	Feliciano, Barão do	68.744				68.744				100.764
Grande	Triunfo, General	(44.192)		-	-	(44.192)		(57.430)		(61.115)
do Sul	Câmara, Triunfo,	(31/10/2005)				(31/10/2005)		(31/10/2006)		(31/10/2007)
	Sentinela do Sul,
	Cerro Grande do Sul,
	Cachoeirado Sul,
	Sertão Santana, Rio
	Pardo, Encruzilhada
	do Sul, Camaquã,
	Viamão and Porto
	Alegre

                     In October 2005 CERFLOR Certification has gained international endorsement through the Program for the Endorsement of Forest Certification Schemes - PEFC Council, the global assessment organization for forest certification systems. Such endorsement attests that CERFLOR certification is an independent proof that the Company's certified plantations are subject to sustainable forest management preserving the ecological, social and economical functions of forests.

Insurance

                     We believe that our insurance coverage of our production facilities and forests is in line with Brazilian market and international pulp industry standards.

                     Our forests are fully covered by insurance. The insurance limit was set at US$10 million for our forest areas based on the historically low rates of loss and the large spread of the risk.

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

C. Organizational Structure Significant Subsidiaries

                     Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating Company. The following table sets forth the significant subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2007:

	As of December 31, 2007
	Total Capital	Voting
	(in percentages)	(in percentages)
Portocel Terminal Especializado de Barra do Riacho S.A.(1)	51%	51%
Mucuri Agroflorestal S.A.(1)	100%	100%
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1) (8)	33,33%	33,33%
Veracel Celulose S.A.(1) (8)	50%	50%
Aracruz Trading S.A.(2)	100%	100%
Aracruz Celulose (USA), Inc.(3)	100%	100%
Aracruz (Europe) S.A.(4)	100%	100%
Aracruz Trading International Ltd.(5)	100%	100%
Riocell Trade (6)	100%	100%
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda(7)	100%	100%
Arcel Finance Limited(9)	SPE	SPE
Aracruz International Finance Company(10)	100%	100%

(1)	Incorporated in Brazil.

(2)	Incorporated in the Republic of Panama.

(3)	Incorporated in the United States under the laws of the State of Delaware.

(4)	Incorporated in Switzerland.

(5)	Incorporated in Hungary

(6)	Incorporated in England

(7)	Incorporated in Portugal

(8)	Accounted as per the equity method.

(9)	Dissolved in November, 2007. See notes 1 (b) to the consolidated financial statements.

(10)	Incorporated in the Cayman Islands.

                D. Property, Plant and Equipment

                     In December 1999, we moved our headquarters from Rio de Janeiro to the Municipality of Aracruz in the Brazilian coastal State of Espírito Santo, where our main production unit is located. We maintain offices in São Paulo for our financing, administrative and trading activities.

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

                     As of December 31, 2007, we had an aggregate principal amount outstanding of approximately US$426,4 million under certain loans granted to us by BNDES, which loans are secured by liens on our industrial site in the Municipality of Aracruz. See “Item 7B. Related Party Transactions.”

                     As of December 31, 2007, we owned approximately 486,197 hectares of forest and other land in the Brazilian States of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which approximately 286,099 hectares are planted with eucalyptus forests. See “—Business Overview—Eucalyptus Forests.” The pulp mill in Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho (Portocel), of which 51% are owned by us. We have a terminal facility integrated to the Guaíba Unit mill that is used to load the barges that transport the pulp to Rio Grande port.

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

Overview

                     We are the world’s largest producer of bleached hardwood kraft market pulp. During 2007, we produced approximately 2,569,000 tons of BEKP (3,095,000 tons including 50% of Veracel's pulp production), an 0,3% decrease from 2006, when we had produced approximately 2,616,000 tons of BEKP (3,104,000 tons including 50% of Veracel's pulp production), an 11% increase from 2005, when we had produced approximately 2,552,000 tons of BEKP (2,786,000 tons including 50% of Veracel's pulp production), a 12% increase from 2004, when we had produced approximately 2,497,000 tons of BEKP. Pulp sales for 2007 were approximately 3,104,000 tons, a 3% increase as compared to 3,021,000 tons in 2006, a 16% increase as compared to 2,605,000 tons in 2005, which had represented a 6% increase when compared to 2004 pulp sales of 2,450,000 tons. Export pulp sales in 2007, 2006 and 2005 were approximately 98% of total sales.

                In 2007, the Company sold US$ 1,808.0 million of eucalyptus pulp compared to US$ 1,632.28 million in 2006 and US$ 1,300.2 million in 2005.

                The Company's volume and price of pulp sales during 2007 were higher than in 2006. The Company's average list price increased by approximately 10% in 2007 compared with the average in 2006.

                The primary factors affecting our results of operations are:

                  prevailing world market prices for pulp;

                  the amount of pulp produced and sold by us, and

                  our costs of production, which primarily consist of the costs of materials (primarily wood and chemicals) and depreciation.

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

                     This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement will not generate a material impact on the Company’s financial position.

                     In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115”(“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement will not generate a material impact on the Company’s financial position.

                     In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will apply such pronouncement on a prospective basis for each new business combination.

                       In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

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

Legal Contingencies

                       We are currently involved in certain legal proceedings. As discussed in note 14 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Fair Value of Financial Instruments

                       With respect to financial instruments, we must make assumptions as to future foreign exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Recoverability of long-lived assets

                       Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. During 2007, as a consequence of the devaluation of the US dollar against Brazilian reais, we have performed the anticipated undiscounted cash flow test and we have concluded that the carrying amount of our assets is still recoverable.

Useful lives of property, plant and equipment

                       Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to the Company, as well as known industry trends. The Company describes the depreciation rates it applies to its property, plant and equipment in Note 1(h) to its consolidated financial statements. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in depreciation rate existing on December 31, 2007. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$25 million in the year of the change.

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

                       The tax reform approved a few years ago by the Brazilian government resulted in Law No. 10,833/03, extending to Brazil’s Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social – “COFINS”) the “non-cumulative regime” already mandatory since 2002 for contributions made to Social Integration Program (Programa de Integração Social e de Formação do Patrimônio do Servidor Público “PIS/PASEP”), as per Law No. 10,637/02. Law No. 10,833/03 also provided an increase in the tax rate for COFINS now at 7.6% on revenues of Brazilian companies in general (the rate was formerly 3%). Although the tax (PIS/COFINS) is not assessed on export transactions, the Company as a result of the non-cumulative regime, presented a PIS and COFINS credit position, lowering the tax burden for the fiscal year ended in 2004, notwithstanding the increase in tax rates. In June 2005, the Brazilian government edited a Provisional Measure known as "MP do Bem", meaning that the proposal contained some good measures for the economy, such as suspending the collection of PIS and COFINS in the acquisition of new machines and equipment (allocated to the Company’s fixed assets) by “preponderantly” exporting companies and granting various types of tax incentives for technological innovation. This Provisional Measure has been converted into Law No. 11,196 in November 2005. According to the definition in Law No. 11.196, the Company is a preponderantly exporting company and as such may reduce the tax burden on future investments in new machines and equipment acquired as fixed assets, benefiting from the suspension in the collection of PIS and COFINS.

                       As from August 2, 2004, PIS and COFINS rates were reduced to zero in relation to financial revenues obtained by legal entities subject to the non-cumulative regime (essentially large companies), exception made for financial revenues deriving from interest on net equity and hedge transactions. As from April 1, 2005, financial revenues from hedge transactions were included within such zero percent rates.

                       Up to December 2007, financial operations were subject to Provisional Contribution over Financial Operations (CPMF) at 0.38% tax rate. Due to the rejection by the Brazilian Senate of the proposal of extension of such tax, as from January 2008 said operations will no longer be charged.

                       Nevertheless, in order to compensate the loss in the tax revenues as a result of the CPMF's extinction, as of January 2008, credit, exchange and insurance operations will be subject to an additional rate of 0.38% of Tax on Financial Transactions (IOF), same rate of the extinguished CPMF. The Company believes that this change will not cause a relevant impact over it.

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

	2003	2004	2005	2006	2007
Inflation (General Market Price	8.7%	12.4%	1.21%	3.9%	7.8%
Index)
Devaluation/(appreciation) (R$ v.	(18.2)%	(8.1)%	(11.8)%	(8.7)%	(17.2)%
US$)

                  A. Operating Results

                  Results of Operations for the Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

                  The table below shows the Company’s income statements for the years 2005, 2006 and 2007:

		US$ thousands
Statement of Operations Data	2005	2006	2007
Operating revenues
Domestic	62,019	77,431	137,086
Export	1,469,646	1,845,026	2,007,017
Gross operating revenues	1,531,665	1,922,457	2,144,103
Sales taxes and other deductions	(186,432)	(241,624)	(260,328)
Net operating revenues	1,345,233	1,680,833	1,883,775
Operating Costs and expenses
Cost of sales	783,578	1,037,896	1,190,957
Selling	64,430	74,005	78,832
Administrative	33,820	57,020	58,708
Other, net	16,313	12,514	(38,624)
Total operating Costs and expenses	898,141	1,181,435	1,289,873
Operating income	447,092	499,398	593,902
Non-operating (income) expenses
Financial income	(125,439)	(181,733)	(168,037)
Financial expenses	137,276	149,719	100,864
Gain on currency remeasurement, net	(21,386)	(7,641)	(908)
Other, net	(778)	(7)	(61)
Total non-operating (income) expenses	(10,327)	(39,662)	(68,142)

                       Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations.

                       Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of such assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In addition, many financial instruments denominated in reais are indexed for inflation. In periods of devaluation of the real, we report (a) a remeasurement loss on real-denominated monetary assets, which are offset, at least in part, by monetary indexation of real-denominated financial instruments and (b) a remeasurement gain on real-denominated monetary liabilities, which is offset, at least in part, by the monetary indexation of real-denominated financial instruments.

                       At December 31, 2007, approximately 96% of our cash and cash equivalents and short-term investments were invested in real denominated deposits and financial assets. See “—Liquidity and Capital Resources—Financial Strategy.”

Income before income taxes, minority interest and
equity in results of affiliated companies	457,419	539,060	662,044
Income tax expense	72,228	69,494	197,312
Minority interest	(31)	(544)	(10,522)
Equity in results of affiliated companies	(44,062)	(13,705)	(32,141)
Net income	341,098	455,317	422,069

                       The Company exports approximately 98% of its pulp sales volumes and its revenues are dollar-denominated. Net revenues reached a record of US$1,883.8 million, 12% higher than the amount obtained in 2006, due to an 8% increase in the average net pulp prices, representing US$127.9 million, and 3% of higher pulp sales volume, totaling US$47.9 million. The remaining US$27.2 million are related to other sales.

                       The cost of products sold (pulp), measured in US$/ton, was US$369/t, which represented an expansion of 11% over 2006, mainly due to US$19/t of the effect of the appreciation of the real against the dollar on the items of the cost structure correlated to the local currency (real - R$), higher pulp volume purchased from Veracel (US$8.8/t) and some raw materials, such as wood purchases from third parties, oil prices, chemicals and energy sources.

                       Selling (distribution and sales) expenses rose 6.5% in nominal values, reflecting the 3% increase in sales volume over the previous year and higher terminal expenses, partially offset by the effect of the appreciation of the real against the dollar over the period.

                       In 2007, general and administrative expenses were equivalent to 3.1% of total net revenues, compared to 3.4% in the previous year, mainly due to reductions in institutional advertising.

                       The result for other net operating expenses was a credit of US$38.6 million in 2007, US$51.1 million better than in the previous year, mainly due to the partial reversal of the provision for losses on ICMS tax credits, which are expected to be recovered in the short-term, considering the history of such transactions. During the year 2007, the Company sold approximately US$ 50 million in ICMS tax credits and it has the perspective of successfully closing other sales transactions.

                       Financial income also was favored by a gain of US$96 million on foreign exchange derivative operations for cash flow protection. In compliance with the Aracruz' financial policy as approved by the Board of Directors. This policy establishes that the Company is allowed to hedge its cash flow, utilizing a range of financial instruments (including derivatives and others), limited to a total of US$50 million in notional value per party and for a maximum period of 1 (one) year on NDF operations, as well as being restricted to banks based in G-7 countries and with a rating of "A-" or better. At the end of the year, the cash flow currency protection strategy, taking a short position in dollars totaling US$150 million, represented approximately 3 months of cash flow exposure to the local currency (real - R$).

                       The financial expenses in 2007 were 33% lower than in 2006, mainly due to the expenses linked to the pre-payment of the securitization program in 2006, and lower interest on loans and financing.

                       Currency re-measurement represented a gain of R$0.9 million, caused by the 17.1% devaluation of the dollar over the period, compared to gain of US$7.6 million in 2006, when the dollar devalued by 8.7% .

(US$ million)	2007	2006
Financial Expenses	100.9	149.7
Interest on financing	86.0	91.4
Expenses involving early redemption of part of the debt	-	21.1
Taxes (PIS/COFINS and CPMF)	6.8	5.8
Interest on fiscal contingency provisions	16.9	21.6
Other	(8.8)	9.8
Financial Income	(168.0)	(181.7)
Currency remeasurement	(0.9)	(7.6)

                  Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution for the years ended December 31, 2005, 2006 and 2007 are presented as follows:

Federal income tax rate	25.0%
Social contribution (*)	9.0%
Composite tax rate	34.0%

                       Income tax and social contribution amounted to expense of $197.3 million in 2007, against $69.5 million in the previous year, an increase of 184%. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the exchange rate variation’s effect on monetary assets and liabilities denominated in US dollars. Breaking down the income tax expense in 2007, the total expense of $197 million ($70 million in 2006) comprises $41 million of current tax ($31 million in 2006) and $156 million of deferred tax ($39 million in 2006). The reason for the increase in the deferred tax amount in comparison with 2006 is the impact of the Brazilian currency’s appreciation against the dollar on Brazilian GAAP numbers, which are the basis for calculating the Brazilian taxes. Since 2005, the Company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period that the underlying assets/liabilities are settled, and not in the period that such tax liabilities arise. In 2007, the income tax expense was equivalent to 31% of the pre-tax profit (in 2006 it was 13%).

                       The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates - See Note 3.1 to our 2007 Consolidated Financial Statements.

                  As a result, net earnings totaled US$422.1 million, 7.3% lower than net earnings of US$455.3 million in 2006.

                     Results of Operations for the Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005

                  The table below shows the Company’s income statements for the years 2004, 2005 and 2006:

		US$ thousands
Statement of Operations Data	2004	2005	2006
Operating revenues
Domestic	66,083	62,019	77,431
Export	1,256,648	1,469,646	1,845,026
Gross operating revenues	1,322,731	1,531,665	1,922,457
Sales taxes and other deductions	(155,618)	(186,432)	(241,624)
Net operating revenues	1,167,113	1,345,233	1,680,833
Operating Costs and expenses
Cost of sales	700,333	783,578	1,037,896
Selling	53,850	64,430	74,005
Administrative	31,072	33,820	57,020
Other, net	25,208	16,313	12,514
Total operating Costs and expenses	810,463	898,141	1,181,435

Operating income	356,650	447,092	499,398
Non-operating (income) expenses
Financial income	(56,123)	(125,439)	(181,733)
Financial expenses	119,976	137,276	149,719
Gain on currency remeasurement, net	(16,197)	(21,386)	(7,641)
Other, net	(76)	(778)	(7)
Total non-operating (income) expenses	47,580	(10,327)	(39,662)
Income before income taxes, minority interest and
	309,070	457,419	539,060
equity in results of affiliated companies
Income tax expense	70,256	72,228	69,494
Minority interest	(9)	(31)	(544)
Equity in results of affiliated companies	(11,568)	(44,062)	(13,705)
Net income	227,237	341,098	455,317

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

                       The cost of products sold (pulp), measured in US$/ton, was US$333/t, which represented an expansion of 15% over 2005, mainly due to the effect of the appreciation of the real against the dollar on the cost items correlated to the local currency (real - R$), higher pulp volume purchased from Veracel (US$34.0/t), ocean freight tariffs — basically due to the higher price of oil — and some inputs, such as chemicals, fuels and energy sources.

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

                       Currency re-measurement represented a gain of R$7.6 million, caused by the 8.7% devaluation of the dollar over the period, compared to gain of US$21.4 million in 2005, when the dollar devalued by 11.8% .

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

                    operating expenses;
                    the servicing of its indebtedness; and
                    capital expenditures.

                       At December 31, 2007, we had cash, cash equivalents and short-term investments of US$493.2 million, a decrease of US$86.4 million from US$579.6 million at December 31, 2006. The equivalent of US$441.7 million was invested in local currency instruments and US$51.5 million was invested abroad, mostly in U.S. dollar time deposits with leading financial institutions.

Cash Flows Operating Activities

                       Cash flow provided by operating activities was US$641.7 million for the year ended December 31, 2007, as compared to US$634.9 million for the year ended December 31, 2006 and US$445.7 million for the year ended December 31, 2005. This increase in operating cash flow is mainly due to the increase in the volume and sales price of products sold.

Investing Activities

                       Cash flow used in investment activities amounted to US$522.0 million for the year ended December 31, 2007, US$277.5 million for the year ended December 31, 2006, and US$214.2 million for the year ended December 31, 2005. The 2007 investment activities of US$522.0 million are composed mainly by a US$161.2 million of Barra do Riacho and Guaíba Units optimization, US$146.5 million of silviculture, US$140.4 million of land purchases and US$141.6 million of other investments, reduced by US$189.9 million of short-terms investments. All those years included equity contributions to the Veracel project that has started up in May 2005, in the amounts of US$67.0 million, US$24.5 million and US$122.8 million, in 2005, 2006 and 2007 respectively.

Financing Activities

                       Cash flow used in financing activities was US$120.5 million for the year ended December 31, 2007, US$341.4 million for the year ended December 31, 2006 and US$233.2 million for the year ended December 31, 2005 mainly due to dividend and interest on stockholders' equity paid.

                       The Company paid dividends and interest attributed to shareholders’ equity in the amount of US$ 233 million, US$252 million and, US$139 million, in 2007, 2006 and 2005, respectively.

                       The Company's working capital is sufficient to support the normal course of the operating cycle of the Company, which comprises all the activities relating to its forestry, production and sales.

Indebtedness

                       At December 31, 2007, the Company had total debt outstanding of US$1,409.1 million, an increase of 13.2% over total debt outstanding at December 31, 2006 of US$1,244.8 million. Such increase was due to the local currency appreciation against the U.S. dollar, the release of another portion on the BNDES-TJLP financial agreement, and the contract of new Pre-Export Notes agreements.

                       The breakdown of the Company’s total debt outstanding at December 31, 2006 and December 31, 2007 is set forth in the table below:

	At December 31,
	2006	2007
	(millions of U.S. dollars)
SHORT-TERM DEBT
Current portion of long-term debt
Local currency	57.0	73.0
Foreign currency	10.2	9.0
Short-term debt instruments
Local currency	4.7	5.6
Foreign currency (ACC/ACE)	0	0
Accrued finance charges
Local currency	2.0	(0.9)
Foreign currency	15.9	10.0
Subtotal	89.8	96.7
LONG-TERM DEBT
Local currency	250.0	367.5

Foreign currency	905.0	944.9
Subtotal	1,155.0	1,312.4
TOTAL DEBT	1,244.8	1,409.1

                       At December 31, 2007, the Company’s outstanding debt in local currency totaled US$445.2 million and was comprised primarily of loan agreements with Banco Nacional de Desenvolvimento Econômico e Social —BNDES and Credit Export Note. BNDES is one of the major shareholders of the Company.

                       At December 31, 2007, our outstanding debt exclusive of accrued interest was approximately US$5.6 million based on fixed interest rates, US$ 59.0 million based on CDI, US$ 909.0 million based on LIBOR, US$44.9 million based on a currency basket and US$381.5 million based on TJLP.

                       We do not have any significant financial covenant under our debt instruments that may substantially affect our operations or financial condition.

                  At December 31, 2007, our long-term debt maturities were as follows:

			Maturing in
					2013	and
	2009	2010	2011	2012	beyond		Total
Long-term debt
(in millions of US$)	57.8	29.8	30.6	89.8	1,104.4		1,312.4

                       As of December 31, 2007, our short-term debt consists of rural credit financing with outstanding principal amount of US$ 5.6 million at an average annual interest rate of 6.8% .

                  Our long-term debt consists primarily of U.S. dollar-denominated debt in the amount of US$909.0 million at December 31, 2007 (as compared to US$ 874.0 million at December 31, 2006), loans from BNDES, one of our principal shareholders, denominated in Reais and in foreign currencies and Credit Export Note agreement. At December 31, 2007, the Company had loans from BNDES with an aggregate principal amount outstanding of R$755.2 million (US$426.4 million) (as compared to R$636.3 million (US$297.6 million) at December 31, 2006), which represented approximately 30% of our total indebtedness at such date. At December 31, 2007, of the total aggregate principal amount of the BNDES debt, US$381.5 million was denominated in Reais and adjusted by the TJLP, and US$44.9 million was adjusted by a currency basket. The Credit Export Note is denominated reais, with an aggregate principal amount outstanding of R$104.6 million (US$59.0 million).

Financing Agreements

                       In order to extend the maturity of the debt, in 2007 the Company paid in advance US$250 million of its Export Prepayment agreement and entered into other Export Prepayment agreements in the amount of US$285 million. As of December 31, 2007 the aggregate amount of these agreements was US$909 million, with interest rates between 5.73% and 6.34% per year. The payment of the installments shall be made semiannually and the final maturity date of the agreements shall occur between March, 2012 and June, 2016.

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

                       Brazilian companies have limited sources of long-term debt financing denominated in Reais, and we do not intend to incur short-term debt denominated in Reais due to the higher associated costs. At December 31, 2007, 68% of the total indebtedness was denominated in foreign currencies, as compared to 79% at the end of 2006. Although our access to debt financing denominated in foreign currencies, beyond pre-export and receivables financing, may also be limited, we believe that we have access to a sufficient number of financing sources to meet our needs without resorting to expensive short-term Real-denominated financing.

                       Because we operate internationally, we are exposed to market risks from changes in foreign exchange and interest rates. To protect against these market risks, from time to time we enter into forward foreign exchange contracts and interest-rate swap agreements. We may be exposed to counterparty credit risk in the event of nonperformance by the counterparties to the forward exchange-rate contracts and the interest-rate-swap agreements. We believe that an event of nonperformance by our counterparties is unlikely to occur due to our credit risk policies.

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

                    In the year of 2007, derivative financial instruments results (dollar and interest rate future contracts registered in BM&F and swap transaction) showed a gain of US$95.6 million, reducing part of the negative impact that the Real appreciation caused in the Company's results. The financial policy defined prudent limits for these operations, based on best corporate governance practices.

Dividends

                         The Company’s by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by the Brazilian Corporate Law. In accordance with the Company’s by-law and the Brazilian Corporate Law, adjusted net income is represented by the net income for the year less appropriation of the above mentioned legal reserve.

                         Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.75%, 7.78% and 6.32% for years 2005, 2006 and 2007, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

Capital Expenditures

                         The Company's capital expenditures for 2007, 2006 and 2005 were US$589.7 million, US$301.0 million and US$147.9 million, respectively.

                         The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2005	2006	2007
		(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land
purchase)	71.4	219.1	317.8
Improvements/industrial investments	66.8	67.3	212.8
Other	9.7	14.6	59.1
Total	147.9	301.0	589.7

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

                         During the year 2007, we invested approximately US$589.7 million, of which US$146.5 million was devoted to forest, US$140.4 million to land purchases, US$30.9 million to other forestry investments, US$51.6 million to ongoing industrial investments, US$161.2 million to Barra do Riacho and Guaíba Unit optimization and US$59.1 million to other projects.

                         During 2008, the Company expects to invest approximately US$578 million related to industrial, forestry and other investments. Funding for these investments will derive mostly from the Company's own cash generation.

                    C. Research and Development, Patents and Licenses, Etc.

                         During 2005, 2006 and 2007 our research and development expenditures totaled approximately US$ 5.8 million, US$ 8.6 million and US$ 10.0 million, respectively. The increasing expenditures in R&D, especially in 2007, are consistent with the Company's growth and its ongoing effort to maintain its competitiveness. This strategy has been enabling Aracruz to develop high quality sustainable forests, with productivity gains, lower costs and minimum environmental impact, supplying the market with improved products and reinforcing the Company's long-term relationships with key customers.

                         The main objective of the Aracruz Research and Technology Center is to add value to the overall business. The research projects involve activities ranging from the nurseries to the final products.

                         In 2007, as a result of the forest genetic improvement program, we recommended eleven new eucalyptus hybrid clones for operational planting, which display greater pulp productivity per hectare, in the different Company sites, as well as wood quality in accordance with the requirements of our products. Worthy of note was also the unprecedented recommendation of hybrid clones of E. urophylla x E. dunni to Guaíba unit plantations, at Rio Grande do Sul State.

                         Studies involving alternative biofuels production based on agricultural crops interspersed with the eucalyptus plants were increased. Several grain crops are under analysis and testing. We also kept a significant level of investment in the biotechnology(*) program, involving national and international partnerships, with the aim of obtaining additional knowledge, tools and genes related to growth, disease resistance and wood quality. Development of advanced tissue culture techniques was also continued along 2007. Contributions to the commercial applications of new clonal propagation technologies have been provided.

                         Sustainable silvicultural practices that ensure the high performance of plantations continue to be one of the Company’s priorities. In Barra do Riacho Unit, soil monitoring conducted in last twenty years revealed that fertility has been improving for most of the areas, due to application of changes in nutritional management, especially from late 90's. In Guaíba Unit an important study involving soil mapping of the expansion areas was accomplished. Relevant studies regarding soil erosion monitoring and harvester’s impacts have also been done leading to a better understanding the potential erosion process and its control.

                         Concerning climate studies, three new automatic weather stations were installed at Guaíba Unit, increasing the monitoring site coverage capacity. Superficial and underground water quantity and quality monitoring conducted in 17 representative watersheds continues pointing out that are no changes in parameters that might be associated with eucalypt plantations. Up to now, the results of the studies have demonstrated that the consumption of water by the Aracruz' eucalyptus plantations is similar to the consumption of native forests located on the Company's reserves. At Guaíba Unit two new watersheds will be monitored to understand the various components of the water balance also in that region.

                         Aracruz biodiversity studies started 15 years ago, both in eucalypt plantations and native reserves. More than 11 thousand birds, of 556 different species, were registered until the end of 2007, suggesting that the silvicultural model adopted by Aracruz has allowed the maintenance of bird communities at the studied locations.

                         Among all projects for process and products development, the differentiation of fiber properties has received top priority. In 2007, Aracruz increased its investments in different routes for fiber modification, through specifically designed processes, in order to obtain pulp with special characteristics for tissue, printing & writing and specialty papers, with very significant results.

                         Important contributions were also noted through many sustainability related projects, in special the increased recycle of industrial solid residues. Nowadays, approximately 80% of the residues generated are used back in the forests. During 2007, all the mud and ashes generated were applied as fertilizer.

                         In terms of new and promising technologies Aracruz has started to research production and application of nanoproducts like nanofibers produced from eucalyptus pulp in partnership with well renamed R&D centers around the world. The biorefinery concept was also deeply studied in 2007.

D. Trend Information

                         The trends that influence our sales, production, selling price and inventory levels are primarily the patterns of pulp purchases by paper producers in the United States, Europe and Asia and the level of pulp inventory held by pulp producers worldwide.

                         PPPC's (Pulp and Paper Products Council) estimates for chemical market pulp demand a growth of 2.7% for 2008, equivalent to 1.3 million tons. There will be four main drivers for this growth: the continuous increase in China’s demand for market pulp, continued growth in global tissue and sanitary paper production, restructuring of the printing and writing sector and the restocking of consumers since their inventories have reached historical low levels in 2007. The mature printing and writing markets of North America and Japan will contribute very little in the way of extra market pulp demand. Growth in demand is forecasted to start picking up in 2009 and 2010 as a consequence of a rebound in the world economy.

                         PPPC’s revised estimates show that world capacity will grow by 6.5%, or 3.5 million tons in 2008. Over 82% of the growth will be in hardwood. In 2009, market pulp supply is expected to rise by 3.5%, and by a further 4.6% in 2010. This implies an overall increase of 8.2 million tons over the period 2007-2010, equivalent to 4.9% per year. Bleached hardwood capacity will account for close to 84% of this growth, as hardwood capacity is projected to increase by 6.9 million tones, or 8.2% per year, reaching 32.7 million tons in 2010. In contrast, bleached softwood capacity will grow by only 1.4 million tons over the period, or 1.9% per year. Nearly 15% of the growth in capacity will be in Latin America. By 2010, total softwood capacity is expected to reach 25.1 million tons. This is surprisingly low but it only includes the projects that are currently deemed highly probable to go ahead. In all likelihood, more projects will gain approval in the future thus increasing this growth rate.

                         There are obvious risks to the forecast. The economic outlook is positive but largely dependent on two economies – the United States and China. Any significant slowdown, particularly in the U.S., would have an immediate impact on advertising spending and paper demand, at a time when the cycle is already maturing.

E. Off-balance Sheet Arrangements

                         In addition to the debt that is reflected on our balance sheet, we are contingently liable for the debt or other obligations of Veracel whose accounts are not consolidated in our financial statements. The Company is a guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project. Stora Enso is a guarantor of the other 50% of such indebtedness. On December 31, 2007 the outstanding amount of such indebtedness guaranteed by the Company was approximately US$334.0 million. As of December 31, 2007, the Company had no other off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

                         The following table summarizes the obligations which we have guaranteed or for which we are contingently liable and which are not reflected in the liabilities in our consolidated financial statements:

CONTINGENT LIABILITY WITH RESPECT TO NON-CONSOLIDATED ENTITIES
AS OF DECEMBER 31, 2007
Aggregate
	Amount		Maturity
In millions of US$
		Less than 1			More than 5
Guarantees of Debt:	Total	year	1-3 years	3-5 years	years
Veracel Celulose S.A.	321.5	62.9	117.9	121.6	31.6

                    F. Tabular Disclosure of Contractual Obligations

                    The following table represents our contractual obligations as of December 31, 2007¹:

		Payment due by period
		In millions of US$
Contractual obligations		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years
Short-term debt	96.8	96.8	-	-	-
Long-term debt	1,312.4	-	87.6	120.3	1,104.5
Accrued finance charges	533.0	89.4	159.2	149.4	135.0
Purchases: (raw materials,
maintenance and utilities/fuel)	120.0	120.0	-	-	-
Take-or-pay contract	2.6	2.6	-	-	-
Special program of tax collection	31.8	0.3	0.6	0.6	30.3

called PAES
Leasing	2.1	2.1	-	-	-
Total	2,098.7	311.2	247.4	270.3	1,269.8

                    ¹ Liabilities associated with unrecognized tax benefits were not included in the table because the company can not make reasonably reliable estimates about the period of cash settlement of such liabilities.

                    ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

                         We are managed by our Conselho de Administração, or board of directors, and our Diretoria, or board of executive officers.

                         Set forth below are the names and positions on March 30, 2008 and brief biographical descriptions of our directors and officers:

Board of Directors
Name	Age	Position
Carlos Alberto Vieira	73	Chairman
Ernane Galvêas	85	Member
João Carlos Chede	60	Member
Luiz Aranha Corrêa do Lago	57	Member
Eliezer Batista da Silva	83	Member
Haakon Lorentzen	53	Member
Raul Calfat	55	Member
Álvaro Luís Veloso	43	Member
Alexandre D´Ambrosio	45	Member
Jorge Eduardo Martins Moraes	51	Member
Executive Officers
Name	Age	Position
Carlos Augusto Lira Aguiar	62	CEO
João Felipe Carsalade	53	Officer
Walter Lídio Nunes	59	Officer
Isac Roffé Zagury	56	Officer

                    Biographical Information

                    Carlos Alberto Vieira. Since April 29, 2004 Mr. Vieira has been the Chairman of the Company's Board of Directors, of which he had been a member since April 15, 1988. He has been President of Banco Safra S.A. since 1973, and he is also Chairman of Pastoril Agropecuária Couto Magalhães S.A. He is also a member of the board of the Brazilian Banks Federation (Febraban) and of ITT-Sheraton Brasil. He has been Honorary Consul of Haiti in Rio de Janeiro since 1979. Graduated in Economic Sciences and Accountancy by Pontifical Catholic University of Campinas, with a post graduation in Business Administration by Fundação Getúlio Vargas.

                    Ernane Galvêas. Mr. Galvêas is a member of the Company's Board of Directors since April 29, 1994. He was Director of the External Trade Agency of Banco do Brasil from 1966 to 1967 and President of the Central Bank of Brazil from 1968 to 1974 and in 1979. He was also Brazilian Minister of Finance from 1980 to 1985. He was Financial Officer and later Executive Vice-President (CEO) of the Company from 1974 to 1979. Currently, he is also member of the Board of Directors of Lorentzen Empreendimentos S.A., of Getulio Vargas Foundation and of Jacob Safra Bank, in Switzerland. Moreover, at present he is an Economic Consultant of the National Confederation of Commerce of Brazil and President of APEC –Association for Economic Research. He is an accountant, lawyer, economist and has a Master in Economics degree by Yale University.

                         João Carlos Chede. Mr. Chede was an alternate member of the Company's Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board. He has been an Executive Officer of Banco Safra S.A since 1990. He is also an Officer of the Safra Comércio e Serviços Ltda; Banco Safra de Investimentos S.A.; Canárias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos Publicidade e Participações Ltda; and Cedral Companhia de Comércio Exterior S.A. He is a chemical engineer graduated by Universidade Federal do Paraná and has a Master in Industrial Engineering degree by Pontifical Catholic University of Rio de Janeiro.

                         Haakon Lorentzen. Mr. Lorentzen has been a Director of the Company since April 29, 1991 and is the son of Mr. Erling Lorentzen, formerly the Company's Chairman. He is the President of Lorentzen Empreendimentos S.A., as well as Chairman of Companhia de Navegação Norsul. He is also a Member of the Board of Ação Comunitária do Brasil, Harvard Business School Latin American Research Center, WWF Brasil as well as Ideiasnet S.A.. He is graduated in Economics by Pontifical Catholic University of Rio de Janeiro and attended the Program for Management Development at Harvard Business School, USA.

                         Luiz Aranha Corrêa do Lago. Mr. Corrêa do Lago was an alternate member of the Company's Board of Directors from April 1988 to April 2004, when he was elected member of the board. He has been a Director of companies in the Lorentzen Group since 1988. He also held office as Capital Markets Director of the Central Bank of Brazil from 1987 to 1988 and has been a professor of the Department of Economics of the Pontifical Catholic University of Rio de Janeiro (PUC) since 1979. PhD in Economics by Harvard University, Cambridge, Massachusetts.

                         Eliezer Batista da Silva. Mr. Batista da Silva has been a Director of the Company since June 28, 1996. He was also Chairman of Rio Doce Internacional. In 1992, he served as the Brazilian Government’s Secretary for Strategic Affairs. From 1979 to 1986, he was President and also the Chairman of the Board of Directors of Companhia Vale do Rio Doce. His first term as President of Companhia Vale do Rio Doce was from 1961 to 1962. He was the President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964. He is graduated in Engineering by Universidade Federal do Paraná.

                         Raul Calfat. Mr. Calfat has been a Director of the Company since July 16, 2004. He has been executive Managing Director of Votorantim Investimentos Industriais S.A. since January of 2004 and Managing Director of all industrial business at Votorantim as from January 2006. Mr.Calfat was the President of the Pulp and Paper Association of São Paulo from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004. He is graduated in Business by Fundação Getúlio Vargas (FGV/ESSP).

                         Álvaro Luís Veloso. Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Merger & Acquisitions Officer of Votorantim Investimentos Industriais S.A. in March, 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Finance Officer of Votorantim Metais from May 2002 to June 2004. He is graduated in Economics by Pontifical Catholic University of Minas Gerais (PUC/MG).

                         Alexandre D'Ambrosio. Mr. D'Ambrosio was an alternate member of the Company's Board of Directors from April 2004 to April 2007, when he was elected member of the board. He is General Counsel and Managing Director of Votorantim Industrial, the holding company of the Votorantim Group of companies. From 1986 to 1996 he practiced law as associate and partner in major law firms in Washington, DC and New York City. Since 1996, he has acted as in-house counsel to large companies in Brazil, in various sectors of economic activity. Mr. D’Ambrosio is a licensed attorney in São Paulo, Washington, DC, and before the Court of International Trade, New York. He has been at Votorantim since 2003. Mr. D’Ambrosio is a graduate of the University of São Paulo (LL.B), the Harvard Law School (LL.M) and the National Law Center of George Washington University (MCL).

                         Jorge Eduardo Martins Moraes. Mr. Moraes was an alternate member of the Company's Board of Directors from April 2006 to April 2007, when he was elected member of the board. He is also manager for Equity Research, Capital Market/Portfolio Follow-up and Management Department of BNDES (Brazilian Development Bank), where he was admitted in 1982. Previously, from 1979 to 1982, he worked as Engineer at Carvalho Hosken S/A Engenharia e Construções. From January 2004 until May 2005 he served as Economic Advisor to the Planning, Budget and Administration Ministry. He is also member of the Board of Aços Villares S/A and Iochpe Maxion S/A. He is graduated in Civil Engineering by University of Rio de Janeiro (UFRJ) and Master in Business Administration by COPPEAD/UFRJ.

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

                         Isac Roffé Zagury. Mr. Zagury was elected a member of the Company's board of executive officers on June 6, 2003. Prior to that, he worked for 26 years at BNDES in various positions, including as an officer.

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

                         At the annual shareholders’ meeting held on April 24, 2007, our shareholders decided to appoint, for the fiscal year ending on December 31, 2007, the members of our fiscal committee and their respective alternates as set forth below. These members shall serve until the annual shareholders' meeting to be held by April 30, 2008 at the latest:

Name Wagner Braz Sheila Periard Henrique Silva Fernando Octávio Martins Alves Jorge Juliano de Oliveira José Gilberto Jaloretto Mauro José Periotto	Position Member Alternate Member Alternate Member Alternate

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

                         Álvaro Luís Veloso. Mr.Veloso has been a Director of the Company since April 1st, 2005. He became Corporate Planning and Merger & Acquisitions Officer of Votorantim Investimentos Industriais S.A. on March 2005. From June 2004 until February 2005 he was the head of a Peruvian zinc smelter. Prior to that he was Chief Finance Officer of Votorantim Metais from May 2002 to June 2004. He is graduated in Economics by Pontifical Catholic University of Minas Gerais (PUC MG).

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

B. Compensation

                         For the year ended December 31, 2007, the aggregate compensation of all of our directors and officers was approximately US$ 5.4 million, which includes bonuses in the aggregate amount of US$ 1.9 million. In addition, for 2007, we paid an aggregate of approximately US$0.1 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2006, the aggregate compensation of all of our directors and officers was approximately US$ 6.0 million, which includes bonuses in the aggregate amount of US$ 2.9 million. In addition, for 2006, we paid an aggregate of approximately US$0.09 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2005, the aggregate compensation of all of our directors and officers was approximately US$3.3 million, which includes bonuses in the aggregate amount of US$0.7 million. In addition, for 2005, we paid an aggregate of approximately US$0.08 million into our pension plan on behalf of our directors and officers.

C. Board Practices

                         Our board of directors (i.e., Conselho de Administração), which may consist of no fewer than nine and no more than twelve members (each, a director), is responsible for, among other things, establishing our general business policies. Our board of directors is currently comprised of ten members and ten alternates. Ten of our current board members and eight of our current alternates were elected for a term of three years by the shareholders at the annual shareholders’ meeting held on April 24, 2007. On June 19 and on August 2, 2007 two of our alternate board members resigned, being that one of them was replaced by decision of the Board of Director, pursuant to Law 6.404/76 and the Company's by-laws, and the other position is still vacant until further decision of the Board of Directors or the general shareholders' meeting. The term of office of the current board of directors will end on the date of the ordinary shareholders’ meeting to take place by April 30, 2010. Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

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

                         According to Brazilian corporate law, the Company's Corporate Governance Policy and the Code of Ethics of the Company, officers and directors of a company are prohibited from voting on or acting in matters in which their interests conflict with those of the company.

                         Our by-laws provide that the shareholders are responsible for determining the global annual remuneration of the members of our board of directors and board of officers. Our board of directors is responsible for dividing such remuneration among its members and the members of the board of officers. There are no specific provisions regarding a directors’ power to vote its compensation in the absence of an independent quorum.

                         With respect to the borrowing powers of the board of directors, the approval of the board of directors is necessary to issue commercial paper, but any other financing arrangements may be entered into by us upon the joint signatures of:

                      two officers;
                      one officer and one attorney-in-fact; and
                      two attorneys-in fact, subject to certain limitations.

                         There are no age limit requirements for retirement of the members of our board of directors. There are no provisions in our by-laws regarding reelection of directors in staggered intervals. Our Corporate Governance Policy (available at www.aracruz.com.br) sets forth that the standing members of our board of directors shall not sit as standing members of board of directors of more than five public companies in Brazil or abroad, including Aracruz Celulose.

D. Employees

                         In 2007, the Company sustained 12,010 direct jobs, of which 2,495 represented its own employees and 9,515 permanent outsourced professionals.

                         The Company itself employed a total of 2,495 people until December 31, 2007, compared to 2,361 people employed until December 31, 2006. For the year ended December 31, 2007 and 2006, 75% of our workforce was directly involved in the production process, 3% were engaged in research and development and 22% were administrative employees. As of December 31, 2007, 52% of our employees were employed at the Barra do Riacho Unit, 20% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 25% were employed at the forest sites in Conceição da Barra (Espírito Santo State) and Posto da Mata (Bahia State) and 1% at our offices outside Brazil. For the year ended December 31, 2006, 53% of our employees were employed at the Barra do Riacho Unit, 22% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 22% were employed at the forest sites in Conceição da Barra (Espirito Santo State) and Posto da Mata (Bahia State) and 1% at our offices outside Brazil.

                         As of December 31, 2007 our employees' average age was 37 years of age and 91% of them were educated at least to the high school level, 88% were male and 12% were female. From the total of our employees at that date, 78% were born in the States Espírito Santo, Rio Grande do Sul and Bahia, areas were our industrial plants and forestry production are located. All of our employees are subject to collective bargaining agreements with eight unions. Each collective bargaining agreement is renegotiated annually between October and November. The agreements currently in effect will expire in September and October 2008.

                         In December 1994, the Executive Branch of the Brazilian government issued a provisional measure, which was converted into Law No. 10,101 of December 19, 2000 giving employees the right to receive a bonus based on certain operating results of their employer, as such right is contemplated in the Brazilian Constitution. The law provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods. Pursuant to such legislation, since 1995 the Company and its employees' labor unions have negotiated the terms of two different bonus plans on an annual basis, one for the Company's management and another for non-management employees, which plans meet the requirements of the provisional measure. Any bonus to be paid under either of the plans is based on the Company reaching certain operating targets and financial results. The total amount paid by the Company under these bonus plans in 2007, referring to year 2006, amounted to US$ 10,7 million. We provide certain social benefits to our employees, including funds to operate a school and programs on opportunities for young professionals, voluntary work in communities and improvement on overall quality of life. We contribute, jointly with the employees, to an employee pension fund, most of the trustees of which are also our officers.

E. Share Ownership

                         As of December 31, 2007, the members of our board of directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our board of directors or our officers holds any options to purchase our common shares or preferred shares. See “Item 7A. Major Shareholders.”

                         The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2007:

	Number of	Number of		% of the total
	Common	Preferred		shares
	Shares	Shares	Total	outstanding
Board of Directors
Carlos Alberto Vieira	1,000	-	1,000	0.00
Ernane Galvêas	91	2,900	2,991	0.00
João Carlos Chede	659		659	0.00
Luiz Aranha Corrêa do Lago	7	-	7	0.00
Eliezer Batista da Silva	13	-	13	0.00
Haakon Lorentzen	10	-	10	0.00
Raul Calfat	-	501	501	0.00
Álvaro Luiz Veloso	-	1,801	1,801	0.00
Alexandre Silva D'Ambrósio	-	1	1	0.00
Jorge Eduardo M. Moares	-	1	1	0.00
Executive Officers
Carlos Augusto Lira Aguiar	-	10,599	10,599	0.00
João Felipe Carsalade	-	-	-	0.00
Walter Lídio Nunes	-	-	-	0.00
Isac Roffé Zagury	-	-	-	0.00
Total	1,780	15,803	17,583	0.00

                    ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                    A. Major Shareholders

                         Of the two species - common and preferred (those divided into two classes) - of our capital stock outstanding, only our common stock, without par value, has voting rights. Approximately 96.5% of our common stock is owned by the following principal shareholders, or the Principal Shareholders: Arapar S.A. (a company associated with Erling Sven Lorentzen, the Chairman of our board of directors until April 2004), Arainvest Participações S/A, Treasure Hold Investments (companies controlled by Joseph Yacoub Safra and Moise Yacoub Safra, and affiliates of Banco Safra S.A.), Newark Financial Inc. (a British Virgin Islands company wholly owned by VCP) and BNDES Participações S.A.—BNDESPAR (an affiliate of our principal lender bank , Banco Nacional de Desenvolvimento Econômico e Social—BNDES, a development bank wholly owned by the Brazilian government). The Principal Shareholders have the ability to control the election of the members of our board of directors and the direction and future of our operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under our by-laws and Brazilian corporate law, and the issuance of securities. See “—Shareholders’ Agreement.”

                         On October 3, 2001, we were informed that, on that date, Mondi Brazil Limited, or Mondi, a subsidiary of Anglo American Corporation of South Africa Limited entered into a share purchase and sale agreement with VCP, one of our competitors. See “Item 4B. Business Overview—Competition.” Under the share purchase and sale agreement, VCP agreed, through a wholly owned subsidiary incorporated in the British Virgin Islands, to acquire from Mondi 127,506,457 shares of our common stock, representing 28% of our voting capital and 12.4% of the total capital stock, excluding treasury stock, for US$370 million. The transfer of the shares occurred on November 1, 2001, on which date the VCP subsidiary agreed to be bound by the existing Shareholders’ Agreement, which expires on May 11, 2008. Mondi had purchased its participation from a former shareholder, Souza Cruz S.A., on June 13, 1996.

                         The following table sets forth the amount and percentage ownership at December 31, 2007 of each shareholder known to us to own more than 5% of each class of our capital stock and our officers and directors as a group:

		Share Ownership at December 31, 2007
	Common Stock			Class A Stock(1)			Class B Stock
	Shares	%		Shares	%		Shares	%
		(in millions of shares, except percentages)
Newark Finance Inc.(2)	127.5	28.0		—	0.0		—	0.0
Arapar S.A.(3)	127.5	28.0		—	0.0		—	0.0
Arainvest Participações S/A (4)	127.5	28.0		27.7	99.2		__	0.0
Treasure Hold Investments	__	0.0		__	0.0		57.9	10.6
BNDES Participações S.A.(5)	56.9	12.5	-	--	0.0	-	--	0.0
Others	15.5	3.5		0.22	0.8		489.8	89.4
Total	454.91	100.0		27.9	100.0		547.7	100.0
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

                    (4) On April 22, 2004 127,506,457 shares of Common Stock held by Sociedade de Empreendimentos, Publicidade e Participação S.A -SODEPA were transferred to its affiliate Arainvest Participações S.A.

                    (5) A wholly owned subsidiary of BNDES.

                    The Company's major shareholders do not have different voting rights.

Shareholders’ Agreement

                         The Principal Shareholders are parties to a Shareholders’ Agreement, dated January 22, 1988, as amended on June 30, 1989, or the Original Shareholders’ Agreement. While we are a signatory to the Original Shareholders’ Agreement, our sole obligation under the agreement is to administer compliance by the Principal Shareholders in accordance with the terms of the Original Shareholders’ Agreement. The Original Shareholders’ Agreement relates only to our common stock. The Original Shareholders’ Agreement provides that the Principal Shareholders will be entitled to elect directors of our board of directors in proportion to their respective interests in our voting stock, except that each Principal Shareholder is ensured the right to elect at least one director so long as such Principal Shareholder retains 5% or more of our voting stock. Such right is not transferable without the unanimous consent of the other parties to the Original Shareholders’ Agreement. In addition, the Original Shareholders’ Agreement provides that the maximum number of shares of common stock to be held by any Principal Shareholder may not exceed 28% of the total outstanding shares of common stock. Furthermore, the Original Shareholders’ Agreement provides that the Principal Shareholders may sell, encumber or otherwise transfer their rights in our voting stock to any third party as long as the beneficial ownership of 51% or more of such stock is retained by Brazilian nationals. Brazilian nationals are defined as (a) individual residents who are domiciled in Brazil, (b) corporate instrumentalities of the Brazilian government or subdivisions thereof or (c) corporate entities whose headquarters are in, and are incorporated in, Brazil and which, directly or indirectly, are controlled by persons referred to in (a) or (b) above. The Original Shareholders’ Agreement also requires that each person or entity who acquires shares of common stock from any of the Principal Shareholders become a party to such agreement. The Original Shareholders’ Agreement will expire on May 11, 2008.

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

                         Notwithstanding the Original Shareholders’ Agreement dated January 22, 1988, which will be in force and effect until May 11, 2008, the New Shareholders Agreement executed in February 2003, which will be in force for 16 years from the date of its execution, governs the exercise of Grupo Lorentzen and Arainvest’s (as a successor of SODEPA) ownership rights, establishing rules related to (i) the sale of its shares (in force during the term of the Original Shareholders' Agreement), (ii) the preferential rights to purchase such shares, and (iii) the right to a tag along sale. As such agreement exclusively rules ownership rights of the parties thereto, it does not contemplate the exercise of voting rights, which remain ruled by the Original Shareholders' Agreement.

B. Related Party Transactions BNDES Loan Agreements

                         BNDES is one of our main lenders. As of December 31, 2007, we had outstanding loans with BNDES with an aggregate principal amount outstanding of approximately R$755.2 million (equivalent to US$426.4 million) (the "BNDES Debt"), which represented approximately 30% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 4.5% per annum. The TJLP is determined based on a mix of the long-term local and foreign debt instruments issued by the government. The rate is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 7.86% to 9.76% per annum.

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

Veracel

                         As of December 31, 2007, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 321.5 million. The expiration of the guarantees range from 2008 to 2014. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee is immaterial.

Other Matters

                         On December 19, 2000, Companhia de Navegação Norsul, or Norsul, a company then indirectly controlled by Mr. Erling Sven Lorentzen, the former chairman of our board of directors and a shareholder of Arapar S.A., one of the Principal Shareholders, entered into an agreement with us which established the terms and conditions to implement the investments and operations of a project to ship wood logs from the port of Caravelas, in the south of the State of Bahia, to the Portocel Barra do Riacho Specialized Terminal. According to this agreement, we will reimburse Norsul for the costs incurred on the acquisition and the operation of ships and other direct costs, as well as pay to Norsul a monthly administration fee. This agreement has a term of 20 years, starting on the issuance date of the first shipment’s notice of readiness.

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

ITEM 8. FINANCIAL INFORMATION

                    A. Consolidated Statements and Other Financial Information

                    See “Item 3A. Selected Financial Data” and “Item 19. Exhibits.”

Export Sales

                         During 2007, we produced approximately 2,569,000 tons of BEKP (3,095,000 tons, including 50% of Veracel's pulp production). Pulp sales in 2007 were approximately 3,104,000 tons. During 2006, we produced approximately 2,616,000 tons of BEKP (3,104,000 tons, including 50% of Veracel's pulp production). Pulp sales in 2006 were approximately 3,021,000 tons. During 2005, we produced approximately 2,786,000 tons, including Veracel, of bleached eucalyptus pulp. Pulp sales in 2005 were approximately 2,605,000 tons. During 2004, we produced approximately 2,497,000 tons of bleached eucalyptus pulp. Pulp sales in 2004 were approximately 2,450,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume in each of the years 2007, 2006, 2005 and 2004. See “Item 4B. Business Overview—General.”

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

                    As a part of our ongoing operations, we are a party to approximately 1.598 other legal actions relating primarily to labor claims by former employees. Such claims consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities. At December 31, 2007, the Company had a total provision recorded for labor proceedings of US$ 20.4 million (US$ 14.1 million on December 31, 2006) and a corresponding deposit in a judicial escrow account of US$ 7.5 million (US$ 5.8 million on December 31, 2006).

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

                         In January 1997, the National Indian Foundation, or FUNAI, the Brazilian government agency responsible for Indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring Indian reservations encompassing the Indian communities of Pau Brasil, Caieiras Velhas and Comboios. In January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation. In March 1998, the Ministry of Justice issued Administrative Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the Indian reservation by 2,571 hectares of land belonging to us. In April and June 1998, we signed two Terms of Settlement with the Indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which: (i) the Indians recognized the legitimacy of Administrative Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount of approximately R$13.5 million (equivalent to US$ 7.6 million at December 31, 2007), over a 20-year period. Despite the fact that the Terms of Settlement were in force, on May 17, 2005, Indians from the state of Espírito Santo invaded areas owned by the Company and in October 2005 they invaded the industrial premises of the Company, where they stayed during almost 24 (twenty four) hours. In view of the invasion of its property, the Company notified the National Indian Foundation (FUNAI), the Indian communities' representatives and the Federal Public Prosecutor (Ministério Público), declaring the invasion to be a violation of the Terms of Settlement and thus the Company suspended compliance with its obligations thereunder. As of December 31, 2007, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations approximately R$9.6 million –equivalent to US$5.4 million (R$9.8 million – equivalent to US$4.4 million up to December 31, 2006) under the Terms of Settlement. On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Administrative Edict No. 1.299/05, which recommends the extension of Indian reservations by approximately 11,000.00 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. Beginning in September 2006, in order to pressure the Ministry of Justice's decision, Indians and representatives of social movements (such as the Landless Workers Movement) have caused a series of invasions and setting from criminal fires on our lands, with some 200 hectares of plantations being destroyed, roads being interrupted and employees of the Company being threat. On December 12 and 13, 2006 Indian demonstrators supported by the Landless Workers Movement invaded Portocel premises, interrupting the activities and threatening 150 employees. Portocel activities were reinitiated after two thousand people (among Company's employees and sympathizers) supported by four unions made a demonstration asking the invaders to leave the area and respect their right to work. Besides the damage caused by the stoppage, losses in the amount of approximately US$ 2 million in infrastructure and pulp were reported. In early 2007 the Ministry of Justice, who should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widen the studies "with a view towards preparing an appropriate recommendation the assuages the interest of both parties". On August 27, 2007, the Ministry of Justice based on the conclusions of the working group set up by FUNAI Edict No. 1.299/05, issued Edicts nr. 1.463 and 1.464 determining the enlargement of the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book value of such lands is immaterial. The land dispute among Aracruz and the Indian Communities in the State Espírito Santo was resolved in 2007. On December 3, 2007, in the Ministry of Justice in Brasilia, a Conduct Adjustment Agreement (TAC) that considers the rights and obligations of the Company, the Indians and the National Indian Foundation-FUNAI in transferring approximatel y 11,000 hectares of land to the indigenous communities was signed. The TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements derived from Company's good-faith occupation of such lands. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective. The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Public Prosecution Office and FUNAI - which will be responsible for hiring a company to do the physical demarcation of the lands - and sets forth that both parties will abandon any current of future claims against each other in relation to the matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo. Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, and subsequently ratified by them on November 28, as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory. The Company considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the Indians for an enlargement in their lands, while at the same time providing the Company with the legal assurances that these lands will not be expanded again. In March 1997, we received assessment notices from the Brazilian Social Security Institute (Instituto Nacional de Seguridade

                    Social—INSS) demanding payment of social contributions over housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. We brought several lawsuits before local federal courts contesting such assessment notices and, at December 31, 2007, we have placed approximately US$2.0 million in an escrow account to guarantee the payment of such social contributions in the event we loose these lawsuits. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, which evaluated the probability of loss in such case as remote, no provision has been recognized.

                    We are contesting in local federal courts changes in the rates and rules for the calculation of certain social contributions (Programa de Integração Social—PIS and Contribuição para Financiamento da Seguridade Social— COFINS) determined by Law No. 9,718/98. In November 2001 the Company was granted a favorable judgment. After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification. Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, meaning that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Notwithstanding, the Company recognizes a provision with respect to such legal actions which equaled approximately US$94.3 million as of December 31, 2007. We believe this provision is sufficient to cover any possible losses in connection with this action.

                         On September 10, 2003, the Company obtained a preliminary Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 79.0 million as of December 31, 2007(US$ 89.6 million to December 2006). We believe this provision is sufficient to cover any probable losses in connection with this action.

                         The Company’s operations are located within the geographic area of the Agência de Desenvolvimento do Nordeste (Northeast Development Agency, or “ADENE”) and the pulp and paper sector is considered by the Brazilian Federal Government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied for and was awarded the right to a reduction in income taxes payable on its operating profits. The tax benefit was authorized by ADENE and subsequently confirmed by the Federal Revenue Service in December 2002. On January 9, 2004, the Company was notified by ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Regional Integration Ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive. During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits has been issued as of March 30, 2008. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service ("SRF") to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million. The Company presented its defense in January 2006 but its arguments have not been accepted by Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision. The Company's management, based on the advice of external legal counsels, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is the management's understanding, based on advice of external legal counsels, that tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and ADENE. The Company's management also believes, based on external legal counsels' opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has vested right to use the tax incentive until the date set forth in the Law and in the acts issued by ADENE. Notwithstanding the confidence in the robustness of its right, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE's and SRF's intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted. Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in favor of the Company's arguments, both with respect to the tax incentive recorded up to 2004 and with respect to those to be recorded from 2005 on. Thus, no provisions for loss were booked for the amounts of the benefits already recognized. However, there is no assurance that the tax benefit will be updated or made available in the future.

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

                         Also on June 29, 2005, the Company received a tax assessment relating to the offsetting of tax losses against taxable income for 2000 and 2001. The Company also received a tax assessment relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. In July 2006 a Court decision did not recognize the Company's right to offset tax losses against taxable income. The Company challenged such decision. Notwithstanding, with the purpose of avoiding penalty charges the Company paid the amount of US$23.1 million. The existing accrual at December 31, 2007 for the period in which the Company took advantage of the BEFIEX tax benefit program is US$37.8 million.

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

                         In October 2006, the Company received thirty-two notifications related to tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$41.2 million, related to the alleged non compliance of formal ancillary obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a part of that value, corresponding to fifteen notifications and has been contesting other 17 notifications, in the amount of US$40.1 million. Based on the opinion of its legal advisors, who evaluate the chances of success in the judicial environment are between possible and probable, no provision has been recognized.

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

                         Holders of Class A Stock are entitled to an annual preferential dividend equal to a minimum of 6% of the capital attributable to the Class A Stock to be paid from annual adjusted net income. In the event dividends in excess of those paid to the holders of Class A Stock are distributed, holders of common stock and Class B Stock share ratably in such excess up to an amount equal to the Class A Stock preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Stock, Class B Stock and common stock, but Classes A and B Stock holders are entitled to receive dividends at least ten percent higher than the amount per share paid to holders of common stock. See “—Dividend Preferences.”

Interest on Shareholders' Equity

                         Brazilian legislation also allows the Company to distribute corporate dividends in the form of Interest on Shareholders Equity. Such Interest is considered financial expenses for tax purposes and may be deducted from the corporate income tax base. Declaration and payment of Interest on Shareholders' Equity may be decided at a shareholders meeting or by the board of directors, in which case it shall be subject to ratification by the shareholders meeting. The rights and preferences attributed to shareholders in the declaration and payment of Interest on Shareholders' Equity are equal to those applicable to the distribution of dividends. For example, Classes A and B Stock holders are entitled to receive Interest on Shareholders' Equity at least ten percent higher than the amount per share paid to holders of common stock. Interest on Shareholders' Equity is subject to income tax withholding. See "Taxation - Brazilian Tax Considerations - Taxation on Distributions".

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

Calculation of Adjusted Net Income

                         Brazilian corporate law requires that 5% of a company’s annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital stock of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, Brazilian corporate law provides that the “capital” of a company is equal to the aggregate paid-in capital upon the subscription of such company’s capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2007 was approximately R$389.5 million (equivalent to US$219.9 million), or 13.5% of our capital.

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

                      increases in the net worth of affiliated companies; and
                      income from term sales to be received in subsequent fiscal years.

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

History of Dividend Payments

                         The following table sets forth the dividends paid by us to holders of our capital stock since 2003. The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.

Year		Common Stock	Class A Stock	Class B Stock
			(in U.S. dollars per share)
2003	(1)	0.10	0.11	0.11
2004	(2)	0.11	0.12	0.12
2004	(3)	0.08	0.09	0.09
2005	(4)	0.05	0.06	0.06
2005	(5)	0.12	0.13	0.13
2006	(6)	0.06	0.07	0.07
2006	(7)	0.13	0.15	0.15
2007	(8)	0.08	0.08	0.08
2007	(9)	0.14	0.16	0.16

                    (1) Including dividend declared on April 29, 2003 and paid on May 15, 2003. (2) Including dividend declared on April 29, 2004 and paid on May 14, 2004.

                    (3) Including the interest on stockholders' equity declared on October 19, 2004 and November 16, 2004 and paid on November 11, 2004 and December 10, 2004, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2004, which are to be declared by April 27, 2007 (4) Including the dividend declared on April 29, 2005 and paid on May 09, 2005.

                    (5) Including the interest on stockholders' equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005 and paid on May 13, 2005, June 13, 2005, July 13, 2005 and January 13, 2006, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2005, which were declared on April 28, 2006 and paid on May 13, 2006.

                    (6)Including the dividend declared on April 28, 2006 and paid on May 11, 2006.

                    (7)Including the interest on stockholders' equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, and paid on April 13, 2006; July 13, 2006, October 10, 2006 and January 11, 2007, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2006, which are to be declared by April 27, 2007

                    (8)Including the dividend declared on April 24, 2007 and paid on May 16, 2007.

                    (9) Including the interest on stockholders' equity declared on March 21, 2007, June 19, 2007, September 18, 2007 and December 21, 2007, and paid on April 24, 2007; July 18, 2007, October 17, 2007 and January 16, 2008, respectively. The interest on stockholders equity were attributed to the Compulsory Dividend relating to the year 2007, which is to be declared by April , 2008.

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

                         On June 5, 1997, the Brazilian Congress enacted Law No. 9,457 of May 5, 1997, amending the Brazilian corporate law, to grant holders of preferred stock that do not carry a right to a fixed or minimum dividend a statutory right to receive dividends in an amount per share of at least ten percent higher than the amount per share paid to holders of common stock. The Class A Stock and Class B Stock, including those underlying the ADSs, are entitled to such higher dividend distributions.

                         Significant rights, privileges and conversion features of the Common Stock, Class A and Class B Preferred Stock of the Company

                         The Company presents below the significant rights, privileges and conversion features of its shares.

	Common Stock	Class A Stock	Class B Stock
Voting Rights	Yes	• No, except in the event	• No, except in the event
		that dividends are not	that dividends are not
		paid for 3 consecutive	paid for 3 consecutive
		years. Voting rights will	years. Voting rights will
		then be granted until the	then be granted until the
		dividends in arrears for	dividends in arrears for
		those 3 years are paid.	those 3 years are paid.
Privileges	None	• Priority in the return of	• Priority in the return of
		capital in the liquidation	capital in the liquidation
		of the Company;	of the Company;
		• Right to receive cash	• Right to receive cash
		dividends in an amount	dividends in an amount
		10% higher than	10% higher than
		dividends attributable to	dividends attributable to
		each common stock.	each common stock.
• Priority in the
distribution of a
minimum annual cash
dividend equivalent to
6% of the capital
attributable to it.
Conversion Features	None	• Can be converted into	Cannot be converted into
		Class B Stock, but not	Class A Stock nor to
		into Common Stocks, at	Common Stocks at any
		any time, at the option	time.
and cost of the
stockholder. Conversion
rate 1:1.

                    B. Significant Changes

                    No significant change has occurred since the date of the annual financial statements included in this Annual Report.

                    ITEM 9. THE OFFER AND LISTING

                    A. Offer and Listing Details

                         The principal non-United States market for our Class B Stock, as well as our Class A an Common Stocks, is the Bolsa de Valores de São Paulo, or the São Paulo Stock Exchange. In the United States, the Class B Stock trades in the form of ADSs, which are evidenced by American Depositary Receipts, or ADRs, issued by Citibank N.A., our Depositary, each currently representing ten shares of Class B Stock. The ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “ARA.” In December 1999, we established a non-sponsored depositary receipt program, representing our Class B Stock, to list and trade such stock on the Latin-American Securities Market, or Latibex, managed jointly by the Madrid Stock Exchange of Spain. The program depositary is Servicio de Compensación y Liquidación, S.A., in Spain, and the custodian is Companhia Brasileira de Liquidação e Custódia. Trading of the depositary receipts on the Latibex started on December 1, 1999.

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

Nominal reais per
		Share of Class B Stock		U.S. dollars per ADS (1)
		São Paulo Stock Exchange		NYSE
		High	Low	High	Low
2003	:
Annual		R$10.42	R$5.43	US$35.89	US$18.30
2004	:
Annual		R$11,444	R$8,75	US$39,61	US$28,36
2005	:
First Quarter		R$11.00	R$8.90	US$40.81	US$32.75
Second Quarter		R$9.80	R$7.32	US$36.60	US$29.60
Third Quarter		R$9.38	R$7.83	US$40.95	US$33.05
Fourth Quarter		R$9.57	R$7.90	US$41.23	US$35.60
Annual		R$11.00	R$7.32	US$41.23	US$29.60
2006	:
First Quarter		R$11.67	R$8.90	US$53.20	US$38,81
Second Quarter		R$12,78	R$7.32	US$62.00	US$44,89
Third Quarter		R$12.16	R$7.83	US$57.,05	US$47.07
Fourth Quarter		R$14.19	R$7.90	US$62.69	US$49.76
Annual		R$14.19	R$8.47	US$62.69	US$38.81
2007	:
First Quarter		R$13.72	R$10.25	US$63.27	US$50.35
Second Quarter		R$13.30	R$10.58	US$69.47	US$51.80
Third Quarter		R$13.56	R$10.31	US$74.04	US$49.01
Fourth Quarter		R$14.15	R$11.45	US$80.24	US$63.85
Annual		R$14.15	R$10.25	US$80,24	US$49,01
Share price for the most recent six months:
September, 2007		R$13.56	R$11.65	US$74.04	US$59.11
October, 2007		R$14.00	R$12.50	US$78.19	US$70.75
November, 2007		R$13.98	R$11.45	US$78.66	US$63,85
December, 2007		R$14.15	R$12.10	US$80.24	US$66.67
January, 2008		R$13.20	R$10.52	US$74.98	US$56.78
February, 2008		R$12.90	R$11.70	US$77.69	US$66.39

                    _____________________________________

                    (1).All information on a per ADS basis for the indicated period has been adjusted to reflect the ADS Ratio Change, pursuant to which each ADS represents ten shares of Class B Stock. Source: Bloomberg

                         The closing sales price for the Class B Stock on the São Paulo Stock Exchange as of the close of business on December 28, 2007 was R$ 12.91 per share, which was equivalent to US$72,88 per ADS (each ADR represents 10 Class B Stock), translated at a rate of R$1.7713 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on December 31, 2007 was US$74,35 per ADS.

                         As of December 31, 2007, an aggregate of 355,365,532 shares of Class B Stock, or an aggregate of approximately 64.9% of the outstanding Class B Stock, was held in the form of ADSs. As of December 31, 2007, there were approximately 56 U.S. beneficial owners of the ADSs (based on the Depositary's books only).

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

Dow Jones Sustainability Index - DJSI World

                         For the third consecutive year, Aracruz has been included in the Dow Jones Global Sustainability Index, and again was the only forestry company selected, out of 13 forestry companies worldwide that were up for consideration for 2008 index. The index highlights the best corporate sustainability practices around the world.

                         The DJSI has become an important benchmark for foreign currency fund management companies. These institutions base their investment decisions on the DJSI performance criteria and offer diversified products to their customers, based on shares of companies, committed to social, environmental and cultural sustainability.

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

                         As of December 31, 2007, the São Paulo Stock Exchange had an aggregate market capitalization of approximately US$1.399 billion and an average daily trading volume of approximately US$2.555 million for the year 2007. In comparison, the NYSE had a market capitalization of approximately US$27.1 trillion as of December 31, 2007. Although any of the outstanding shares of a listed company may be traded on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 28, 2007, we accounted for approximately 0.55% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

                         There is a significantly large concentration in the Brazilian securities markets. As of December 31, 2007, the five most actively traded shares represented approximately 37.6% of the total volume of shares traded on the São Paulo Stock Exchange.

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

C. Material Contracts

                         In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or-pay" clause, the Company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. There are remaining take-or-pay committed volumes until 2008, regarding the 2002 contractual amendment.

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
                      complete the appropriate foreign investor registration form;
                      register as a foreign investor with the CVM; and
                      register the foreign investment with the Central Bank.

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

United States Tax Considerations

US Federal Income Tax Considerations

                         The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADSs by a U.S. holder (as defined below) holding such shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

                         This summary does not purport to address all material federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADS, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of the Company’s voting stock, investors that hold the Preferred Shares or Preferred ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

                         As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-US holder” is a beneficial owner of a Preferred Share or Preferred ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADS, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADS that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, holding and disposing of Preferred Shares or Preferred ADSs.

                    Nature of Preferred ADSs for U.S. Federal Income Tax Purposes

                         In general, for U.S. federal income tax purposes, a holder of a Preferred ADS will be treated as the owner of the underlying Preferred Shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADSs, and Preferred ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

Taxation of Distributions

                         U.S. holders: In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADS (which for these purposes likely would include a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable reduction of basis to the extent of the U.S. holder's tax basis in the Preferred ADS on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

                         The gross amount of any dividend on a Preferred ADS (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Brazilian currency will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADS, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

                         Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADS in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADS will be a qualified dividend if (i) the Preferred ADSs are readily tradable on an established securities market in the United States, and (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The Preferred ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United

                    States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange. Based on the Company's audited financial statements and relevant market and shareholder data, the Company does not believe that it was a PFIC for U.S. federal income tax purposes for its 2006 or 2007 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years. Given that the determination of PFIC status involves the application of complex tax rules, and that its is based on the nature of the Company’s income and assets from time to time, no assurances can be provided that the Company will not be considered a PFIC for the current (or any past or future) taxable year.

                         The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Special limitations on foreign tax credits apply to dividends subject to the reduced rate of tax. Holders of Preferred ADSs are urged to consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

                         Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income”, or in the case of certain holders, “general category income” for purposes of taxable years ending after December 31, 2006. (For taxable years beginning before January 1, 2007, a dividend generally would have constituted foreign source “passive income”, or in the case of certain holders, “financial services income.”) A U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADSs to the extent the U.S. holder has not held the Preferred ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADSs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation (including changes in the rules for taxable years beginning after December 31, 2006). Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

                         Non-U.S. holders: A dividend paid to a non-U.S. holder on a Preferred ADS will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

                         U.S. holders. Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of a Preferred ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder's adjusted basis in the Preferred ADS and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADS has been held for more than one year. In general, any adjusted net capital gain of an individual in a taxable year beginning before January 1,

                    2011 is subject to a maximum tax rate of 15%. In subsequent years, the maximum tax rate on the net capital gain of an individual will be 20%. The deductibility of capital losses is subject to limitations.

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

                         Non-U.S. holders. A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADS unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

                         A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on the Company's audited financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2006 or 2007 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the composition of its income and assets from time to time, and because there are uncertainties in the application of the relevant rules, it is possible that the Company will become a PFIC in a future taxable year (and no assurances can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year). If the Preferred ADSs were shares of a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains that would otherwise be taxed as capital gains, along with an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. If the Company is deemed to be a PFIC for a taxable year, dividends on a Preferred ADS would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

                         Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADS to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

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

                         Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our principal office at Av. Brigadeiro Faria Lima 2.277, 4th floor, 01452-000 São Paulo, State of São Paulo, Brazil, or at our website: www.aracruz.com.br. Information contained in our website is not part of this annual report.

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

Exchange Rate Sensitivity

                         In accordance to the financial policies, balance sheet currency exposure to exchange rate fluctuations was substantially protected at the end of 2007 according to U.S. GAAP rules.

                         The table below sets forth the assets and liabilities for the year 2007 in terms of currency denomination:

	Expressed in thousands of US dollars
	Total Year Ended in December, 31
			2007
	2006		Denominated in
		Total
Description			Real	U.S. dollar
ASSETS	3.995.928	4.624.863	797.059	3.827.804
Current assets	1.200.924	1.251.400	651.820	599.580
Long-term assets	127.021	247.334	145.239	102.095
Property, plant and equipment, net	2.151.212	2.518.700	-	2.518.700
Investment in affiliated company	324.736	415.394	-	415.394
Goodwill	192.035	192.035	-	192.035
LIABILITIES	3.995.928	4.624.863	1.143.116	3.481.747
Current liabilities	286.819	327.719	257.740	69.979
Long-term liabilities	1.505.811	1.898.629	885.376	1.013.253
Minority interest	875	11.397	-	11.397
Stockholders’ equity	2.202.423	2.387.118	-	2.387.118

                         The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility.

                         During 2007 the Company has recognized, as financial income, gains of US$57.3 million (2006 -US$88.8 million) related to derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange. These operations are marked to market on a daily basis and as of December 31, 2007 outstanding contracts amounted US$0.6 million (as of December 31, 2006 outstanding contracts amounted US$1.4 million)

                         It also has recognized gains of US$ 38.3 on swap transactions (TJLP or interest long-term rate against Dollar). There were no such kind of derivative instruments in 2006. These operations are marked to market, and at December 31, 2007, the notional amount of these swaps totaled US$ 334.1 million with maturity in April 2010. The outstanding amount of these contracts were reported as an asset of US$ 38.3 million.

                         As a result of our exposure to exchange rate fluctuation, the gain and loss on currency remeasurement at the end of 2007 (after the local currency devaluation) was a net gain of US$0.9 million.

                         Having our revenues substantially dollar-denominated and our costs and expenses mostly local currency denominated, our costs are being increased due to the local currency appreciation during 2007 on an ongoing basis, negatively impacting our margins.

                         The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company’s functional currency to be the U.S. dollar and, as of December 31, 2007, approximately 28% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable and fixed rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP is generally higher, i.e., the nominal rates include an inflation factor. 2007, the TJLP ranged from 6.25% to 6.5% . In 2006, the TJLP ranged from 6.85 to 9% and in 2005, it was 9.75% . The interest payable by us on the real-denominated debt is equal to the TJLP, plus 1.8% to 4.5% per annum. See “Item 5B. Liquidity and Capital Resources” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

                         Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for the years 2008 through 2016.

		2008	2009	2010	2011-	Total
Denomination	Interest rate				1016
Local currency	TJLP (1)	69.3	42.2	17.6	254.5	383.6
	CDI	2.7	9.4	9.9	33.7	55.7
	Fixed	5.8	0	0	0	5.8
	Foreign currency basket (2)	9.5	6.2	2.3	27.5	45.5
Foreign currency	LIBOR	9.5	0	0	909	918.5

		2008	2009	2010	2011-	Total
Denomination	Interest rate				1016
Total per year		96.8	57.8	29.8	1,224.7	1,409.1

(1)	Long-Term Interest Rate.

(2)	Basket of foreign currencies, including U.S. dollars, Japanese yen and European currencies.

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

                         During 2007 and 2006 the Company recognized under financial income, losses of US$ 36.4 million and US$ 2.8 million on interest rate derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange for the 2007 and 2006, respectively. These operations are marked to market on a daily basis, and at December 31, 2007 the fair value of these contracts were reported as an asset of US$ 0.6 million.

                         It also has recognized gains of US$ 38.3 on swap transactions (TJLP or interest long-term rate against Dollar). There were no such kind of derivative instruments in 2006. These operations are marked to market, and at December 31, 2007, the notional amount of these swaps totaled US$ 334.1 million with maturity in April 2010. The outstanding amount of these contracts were reported as an asset of US$ 38.3 million.

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

                         Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007, based on criteria in Internal Control—Integrated Framework, issued by the COSO. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report which is included below.

                         There were no changes in our internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

                         Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

                         Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated January 10, 2008, included herein.

/s/ Carlos Augusto Lira Aguiar Carlos Augusto Lira Aguiar Chief Executive Officer January 10, 2008	/s/ Isac Roffé Zagury Isac Roffé Zagury Chief Financial Officer January 10, 2008

                    C. Attestation report of the registered public accounting firm

                    To the Board of Directors and Stockholders of

                    Aracruz Celulose S.A.

                         We have audited the internal control over financial reporting of Aracruz Celulose S.A. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

                         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

                         A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

                         In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

                         We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated January 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil January 10, 2008

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

ITEM 16. RESERVED

Item 16A. Audit committee financial expert

                         The Board of Directors of the Company has determined that Mr. Álvaro Luis Veloso, a member of its Board of Directors and of its Audit Committee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

Item 16 B. Code of Ethics

                    Our Code of Ethics (called "Código de Conduta") applies to all of the Company's employees, including our principal executive officer, principal financial officer, principal accounting officer or controller.

                         The English version of the Code, last updated in December 2007, can be downloaded at our website (www.aracruz.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2007, no waiver granted.

Item 16 C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

                         The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes, during the fiscal years ended December 31, 2005, 2006 and 2007, respectively:

	2005 (in US$)	2006 (in US$)	2007 (in US$)
Audit services fees	300,768	701,292	683,486
Other accounting services fees	32,999	21,980	23,244
Non-audit services fees	-	-	-
Total	333,767	723,272	706,730

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

                    Item 16

                    D. Exemptions from the listing Standards for Audit Committees

Not applicable.

                    Item 16

                    E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

                         The Company shows below the purchases of equity securities by it and its affiliates, as of December 31, 2007:

Year		Total number of Class B Stock	Total Cost
2002		1,374,000	US$ 2.2 million
2003		4,000	US$ 3 thousand
2004	-	--	---
2005		105,200	US$ 351 thousand
2006	-	--	---
2007	-	--	---

PART III

ITEM 17. FINANCIAL STATEMENTS

                    We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

                         The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm.

Page
Report of Independent Registered Public Accounting Firm Deloitte, Touche Tohmatsu Auditores
Independentes (2007 and 2006)	F-2
Consolidated balance sheets at December 31, 2007 and 2006	F-3
Consolidated statements of income for each of the three years in the period ended on December 31, 2007	F-5
Consolidated statements of cash flows for each of the three years in the period ended on December 31,
2007	F-8
Consolidated statements of changes in stockholder's equity for each of the three years in the period ended
December 31, 2007	F-9
Notes to consolidated financial statements	F-12

                    ITEM 19. EXHIBITS

1.1	English translation of the Company’s by-laws (estatuto social). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) (File Nº.

5928007) filed on June 30, 2005.

2.1	Amended and Restated Deposit Agreement dated as of July 23, 2007, among the Company, Citibank N.A. as Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-143927), filed with the Securities and Exchange Commission.

2.2	The total amount of long-term debt of the Company authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries, on a consolidated basis.

The Company undertakes to furnish to the SEC all other instruments relating to long-term debt of the Company and its subsidiaries upon request by the SEC.

4.1	Term of Adhesion to the Company’s Shareholders’ Agreement by Mondi Brazil Limited, Inc., dated June 13, 1996 (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on April 16, 2002.

4.2	Term of Adhesion to the Company’s Shareholders’ Agreement by Newark Financial, Inc., dated November 1, 2001 (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on April 16, 2002.

4.3	Amended Shareholders’ Agreement, dated February 5, 2003, entered into among Arapar S.A. and Lorentzen Empreendimentos S.A. and Sodepa – Sociedade de Empreendimentos, Publicidade e Participações S.A. (a predecessor of Arainvest S.A.) (free translation into English). Incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) filed on June 30, 2004.

6.1	See Note 1(s) to the Company’s financial statements for information explaining how earnings per share information was calculated.

8.1	See Item 4B of this annual report for information regarding the Company’s subsidiaries.

12.1	Certifications by Chief Executive Officer and Chief Financial Officer required by Item 15.

13.1	Certifications by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS
Page
Reports of Independent Registered Public Accounting Firm Deloitte Touche Tohmatsu
Auditores Independentes (2007 and 2006)	F-2
Consolidated balance sheets at December 31, 2007 and 2006	F-4
Consolidated statements of income for each of the three years in the period ended December, 31 2007	F-5
Consolidated statements of cash flows for each of the three years in the period ended December, 2007	F-8
Consolidated statements of changes in stockholder's equity for each of the three year in the period
ended December 31, 2007	F-9
Notes to consolidated financial statements	F-12

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

Date: March 31, 2008

                    CERTIFICATION

                    I, Carlos Augusto Lira Aguiar, certify that:

                    1. I have reviewed this annual report on Form 20-F of Aracruz Celulose S. A. ;

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

Date: March 31, 2008

/s/ Carlos Augusto Lira Aguiar Carlos Augusto Lira Aguiar Chief Executive Officer

                         A signed original of this written statement required by Section 302 has been provided to Aracruz Celulose S.A. and will be retained by Aracruz Celulose S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION

                    I, Isac Roffé Zagury, certify that:

                    1. I have reviewed this annual report on Form 20-F of Aracruz Celulose S. A. ;

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

                    Date: March 31, 2008.

/s/ Isac Roffé Zagury Isac Roffé Zagury Chief Financial Officer

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

EXHIBIT 12.1

                    CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

                    SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

                         In connection with the Annual Report of ARACRUZ CELULOSE S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Carlos Augusto Lira Aguiar, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar

March 31, 2008.

                    1. A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                    CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

                    SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

                         In connection with the Annual Report of ARACRUZ CELULOSE S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Isac Roffé Zagury, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Isac Roffé Zagury Name: Isac Roffé Zagury

March 31, 2008.

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

                    Aracruz Celulose S.A.

                    Consolidated Financial Statements For the Years ended December 31, 2007, 2006 and 2005 and Report of Independent Registered Public Accounting Firm

                    Consolidated Financial Statements

                    Management’s Report on Internal Control Over Financial Reporting

                    Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

                    Report of Independent Registered Public Accounting Firm,

                    Consolidated Balance Sheet as of December 31, 2006 and 2007.

                    Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007.

                    Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007.

                    Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2006 and 2007.

                    Notes to the Consolidated Financial Statements for the years ended December 31, 2005, 2006 and 2007.

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

                    Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

                    Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated January 10, 2008, included herein.

/s/ Carlos Augusto Lira Aguiar Carlos Augusto Lira Aguiar Chief Executive Officer January 10, 2008	/s/ Isac Roffé Zagury Isac Roffé Zagury Chief Financial Officer January 10, 2008

                    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

                    We have audited the internal control over financial reporting of Aracruz Celulose S.A. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

                    We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

                    A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

                    In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

                    We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated January 10, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes Rio de Janeiro, Brazil January 10, 2008

                    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aracruz Celulose S.A.

                    We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

                    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

                    We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes Deloitte Touche Tohmatsu Auditores Independentes Rio de Janeiro, Brazil January 10, 2008

Aracruz Celulose S.A.
Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)
		December 31,			December 31,
Assets	2006	2007	Liabilities and stockholders' equity	2006	2007
Current assets			Current liabilities
Cash and cash equivalents	48,414	53,321	Suppliers	95,574	119,950
Short-term investments	531,229	439,940	Payroll and related charges	25,246	33,310
Accounts receivable, net	285,795	361,603	Income and other taxes	38,391	31,237
Inventories	202,704	225,023	Short-term borrowings	4,677	5,646
Deferred income tax	15,375	12,280	Current portion of long-term debt
Recoverable taxes	109,165	140,390	Related party	65,360	76,082
Prepaid expenses and other current assets	8,242	18,843	Other	1,854	5,897
			Accrued finance charges	17,896	9,143
Total current assets	1,200,924	1,251,400	Accrued dividends - interest payable on stockholders’ equity	36,545	45,495
			Other accruals	1,276	959
Property, plant and equipment, net	2,151,212	2,518,700
			Total current liabilities	286,819	327,719
Investment in affiliated company	324,736	415,394
Goodwill	192,035	192,035	Long-term liabilities
			Long-term debt
			Related party	232,191	350,274
			Other	922,859	962,077
			Tax assessments and litigation contingencies	101,772	130,999
			Liabilities associated with unrecognized tax benefits	71,727	92,449
			Interest and penalties on liabilities associated with	47,996	69,046
Other assets			Deferred income tax, net	96,035	248,879
Long-term investments	2,669	33,149	Other	33,231	44,905
Advances to suppliers	81,485	100,922
Accounts receivable		24,671	Total long-term liabilities	1,505,811	1,898,629
Deposits for tax assessments	26,778	22,520
Recoverable taxes	15,093	64,899	Commitments and contingencies (Note 3 and 14)
Other	996	1,173
Total other assets	127,021	247,334	Minority interest	875	11,397

Aracruz Celulose S.A. Consolidated Balance Sheets Expressed in thousands of United States dollars (Except number of shares)

		December 31,			December 31,
	2006	2007		2006	2007
			Stockholders' equity
			Share capital - no-par-value shares authorized and
			issued
			Common stock - 2006 and 2007 - 455,390,699 shares	297,265	518,385
			Preferred stock
			Class A - 2006 – 37,962,555 shares 2007 –
			27,958,116 shares	31,056	41,305
			Class B - 2006 - 539,200,866 shares; 2007 -
			549,205,305 shares;	583,440	853,439
			Treasury stock
			Class B preferred stock – 2006 and 2007 -
			1,483,200 shares;
			Common stock – 2006 and 2007 -
			483,114 shares	(2,639)	(2,639)
			Total share capital	909,122	1,410,490
			Appropriated retained earnings	1,419,079	1,434,228
			Unappropriated retained earnings (deficit)	(125,778)	(457,600)
			Total stockholders' equity	2,202,423	2,387,118
Total assets	3,995,928	4,624,863	Total liabilities and stockholders´ equity	3,995,928	4,624,863

Aracruz Celulose S.A.
Consolidated Statements of Operations
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)
		Year ended December 31,
	2005	2006	2007
Operating revenues
Domestic	62,019	77,431	137,086
Export	1,469,646	1,845,026	2,007,017
Gross operating revenues	1,531,665	1,922,457	2,144,103
Sales taxes and other deductions	(186,432)	(241,624)	(260,328)
Net operating revenues	1,345,233	1,680,833	1,883,775
Operating costs and expenses
Cost of sales	783,578	1,037,896	1,190,957
Selling	64,430	74,005	78,832
Administrative	33,820	57,020	58,708
Other, net	16,313	12,514	(38,624)
Total operating costs and expenses	898,141	1,181,435	1,289,873
Operating income	447,092	499,398	593,902
Non-operating (income) expenses, net
Financial income	(125,439)	(181,733)	(168,037)
Financial expenses	137,276	149,719	100,864
Gain on currency remeasurement, net	(21,386)	(7,641)	(908)
Other, net	(778)	(7)	(61)
Total non-operating (income) expenses, net	(10,327)	(39,662)	(68,142)
Income before income taxes, minority interest
and equity in results of affiliated companies	457,419	539,060	662,044
Income tax expense
Current	71,086	30,754	41,343
Deferred	1,142	38,740	155,969
Total income tax expense	72,228	69,494	197,312
Minority interest	(31)	(544)	(10,522)
Equity in results of affiliated companies	(44,062)	(13,705)	(32,141)
Net income	341,098	455,317	422,069

Aracruz Celulose S.A.
Consolidated Statements of Operations
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)			(Continued)
		Year ended December 31,
	2005	2006	2007
Basic and diluted earnings per share
Common stock	0.31	0.42	0.39
Class A preferred stock	0.34	0.46	0.43
Class B preferred stock	0.34	0.46	0.43
Weighted-average number of shares
outstanding (thousands) - basic and diluted
Common stock	454,908	454,908	454,908
Class A preferred stock	38,022	38,015	36,933
Class B preferred stock	537,739	537,665	538,747

                    The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
		Year ended December 31,
	2005	2006	2007
Cash flows from operating activities
Net income	341,098	455,317	422,069
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and depletion	211,615	217,842	217,641
Equity in results of affiliated companies	44,062	13,705	32,141
Deferred income tax	1,142	38,740	155,969
Gain on currency remeasurement, net	(21,386)	(7,641)	(908)
Loss (gain) on sale of equipment	1,005	(46)	1,967
Decrease (increase) in assets
Accounts receivable, net	(58,514)	(47,366)	(110,469)
Inventories, net	(47,653)	(28,831)	(22,319)
Interest receivable on short-term investments	(45,206)	(6,281)	(33,244)
Recoverable taxes	(45,170)	(22,093)	(59,549)
Other	(3,609)	(1,902)	72
Increase (decrease) in liabilities
Suppliers	26,825	(614)	13,237
Payroll and related charges	3,782	4,606	5,941
Income and other tax assessments
and litigation contingencies	38,953	5,725	16,194
Accrued finance charges	(811)	10,697	(9,049)
Other	(391)	3,010	12,011
Net cash provided by operating activities	445,742	634,868	641,704
Cash flows from investing activities
Short-term investments:
Applications	(141,736)	(175,913)	(108,398)
Redemptions	143,750	223,331	298,304
Proceeds from sale of equipment	724	565	531
Investments in affiliate	(69,097)	(24,500)	(122,800)
Additions to property, plant and equipment	(147,884)	(301,009)	(589,677)
Net cash used in investing activities	(214,243)	(277,526)	(522,040)

                    The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars			(Continued)
		Year ended December 31,
	2005	2006	2007
Cash flows from financing activities
Short-term debt, net	86,962	(73,649)	12,264
Long-term debt
Issuances
Related parties	60,205	72,776	138,151
Other	25,000	809,000	285,000
Repayments
Related parties	(56,245)	(63,693)	(71,276)
Other	(209,319)	(834,042)	(251,854)
Treasury stock acquired	(351)
Dividends and interest on stockholders´ equity paid	(139,420)	(251,758)	(232,740)
Net cash used in financing activities	(233,168)	(341,366)	(120,455)
Effect of changes in exchange rates on cash and cash
equivalents	(691)	(1,676)	5,698
Increase (decrease) in cash and cash equivalents	(2,360)	14,300	4,907
Cash and cash equivalents, beginning of year	36,474	34,114	48,414
Cash and cash equivalents, end of year	34,114	48,414	53,321
Supplementary cash flow information
Interest paid	80,919	76,030	91,304
Income taxes paid	95,359	41,450	51,500
Non-cash transaction:
Capital increase with balances from investment reserves			501,368
Unpaid accrued dividends and interest on
stockholders’ equity	65,947	36,545	45,495

                    The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)
					Year ended December 31,
		2005		2006		2007
	Shares	US$	Shares	US$	Shares	US$
Share Capital
Common stock
Balance, January 1	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265
Capital increase						221,120
Balance, December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	518,385
Preferred stock – Class A
Balance, January 1	38,022,178	31,105	38,022,178	31,105	37,962,555	31.056
Capital increase						18,433
Conversion to Class B stock			(59,623)	(49)	(10,004,439)	(8,184)
Balance, December 31	38,022,178	31,105	37,962,555	31,056	27,958,116	41,305
Preferred stock - Class B
Balance, January 1	539,141,243	583,391	539,141,243	583,391	539,200,866	583,440
Capital increase						261,815
Conversion from Class A stock			59,623	49	10,004,439	8,184
Balance, December 31	539,141,243	583,391	539,200,866	583,440	549,205,305	853,439
Treasury stock
Balance, January 1 – Preferred and common stock	(1,861,114)	(2,288)	(1,966,314)	(2,639)	(1,966,314)	(2,639)
Treasury stock acquired – Class B Preferred stock	(105,200)	(351)
Balance, December 31	(1,966,314)	(2,639)	(1,966,314)	(2,639)	(1,966,314)	(2,639)
Total share capital	1,030,587,806	909,122	1,030,587,806	909,122	1,030,587,806	1,410,490

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders’ Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)						(Continued)
					Year ended December 31,
		2005		2006		2007
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward - total share capital	1,030,587,806	909,122	1,030,587,806	909,122	1,030,587,806	1,410,490
Appropriated Retained Earnings
Fiscal-incentive reserve
Balance, January 1		53,819		69,300		75,870
Transfer from unappropriated retained earnings		15,481		6,570		15,706
Balance, December 31		69,300		75,870		91,576
Investments reserve
Balance, January 1		482,013		823,434		1,184,905
Transfer to share capital - capital						(501,368)
Dividends cancelled						1,126
Transfer from unappropriated retained earnings		341,421		361,471		438,102
Balance, December 31		823,434		1,184,905		1,122,765
Legal reserve
Balance, January 1		83,695		120,065		158,304
Transfer from unappropriated retained earnings		36,370		38,239		61,583
Balance, December 31		120,065		158,304		219,887
Total appropriated retained earnings		1,012,799		1,419,079
Balance carried forward	1,030,587,806	1,921,921	1,030,587,806	2,328,201	1,030,587,806	2,844,718

Aracruz Celulose S.A.
Consolidated Statements of Changes in Stockholders’ equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)						(Continued)
					Year ended December 31,
		2005		2006		2007
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	1,921,921	1,030,587,806	2,328,201	1,030,587,806	2,844,718
Unappropriated retained earnings
Balance, January 1		285,287		42,502		(125,778)
Net income		341,098		455,317		422,069

Cash dividends (per share: 2005 - US$ 0.06 to Class A preferred stock and US$ 0.05 to both Class B preferred and common stock;
2006 - US$ 0.07 to Class A preferred stock and US$ 0.06 to
both Class B preferred and common stock; 2007 - US$ 0.08 to
both Class A preferred and Class B preferred stock and US$ 0.08
to common stock)		(59,484)		(70,969)		(82,307)
Interest on Stockholders´ Equity (per share: 2005 - US$ 0.13 to both
Class A and B preferred stock and US$ 0.12 to common stock;
2006 - US$ 0.15 to both Class A and B preferred stock and US$ 0.13 to common stock)
2007 - US$ 0.16 to both Class A and B preferred stock and US$ 0.14
to common stock)		(131,127)		(146,348)		(156,193)
Transfer to reserves		(393,272)		(406,280)		(515,391)
Balance, December 31		42,502		(125,778)		(457,600)
Total stockholders’ equity	1,030,587,806	1,964,423	1,030,587,806	2,202,423	1,030,587,806	2,387,118
Comprehensive income is comprised as follows:
Net income		341,098		455,317		422,069
Total comprehensive income		341,098		455,317		422,069
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

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    The impact of the exchange variation of the Brazilian Real in relation to the U.S. dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2007 was a net gain of US$ 1 million (US$ 8 million in 2006 and US$ 21 million in 2005). The exchange rates at December 31, 2007, 2006 and 2005 were, respectively: US$ 1: R$ 1.7713, R$ 2.1380 and R$ 2.3407.

                    Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP (note 11).

(b) Basis of consolidation

                    The financial statements of all majority-owned subsidiaries, Private Investment Fund, have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company ("Aracruz Trading International Ltd."), the Private Investments Funds Pulp and Lyptus and the Arcel Finance Limited (dissolved in November 27, 2007).

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

(j) Research and development

                    Expenditures for research and development were US$ 10.0 million, US$ 8.6 million and US$ 6.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. All such costs are expensed as incurred.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(k) Recoverability of long-lived assets

                    Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. During 2007, as a consequence of the devaluation of the US dollar against Brazilian Reais, we have performed the anticipated undiscounted cash flow test and we have concluded that the carrying amount of our assets is still recoverable.

(l) Advances to suppliers

                    Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistance or other assets that will be used to grow eucalyptus plants) to small private producers in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company receives wood produced by these small private producers. The allocation between current and non-current asset is calculated based on the estimated timing of future harvest.

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

                    (q) Accounting for derivatives and hedging activities

                    The Company accounts for derivative financial instruments pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company accounts for all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of operations.

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

                    The Company adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstance and information available at the reporting date.

                    Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded 'in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. The liability for unrecognized tax benefits expected to be realized within one year are classified as current in the balance sheet.

                    Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions.

                    The adoption of FIN 48 did not have a material impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

(s) Basic and diluted earnings per share

                    Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend preferences applicable to the Company's Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2005, 2006 and 2007 (see Note 11).

(t) Segment information

                    SFAS No. 131 “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”) requires that a business enterprise supplementally disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. See presentation of exports by geographic information in note 18.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(u) Guarantees

                    The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) in Note 15. FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

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

                    This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement will not generate a material impact on the Company´s financial position.

                    In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115”(“SFAS 159”). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement will not generate a material impact on the Company’s financial position.

                    In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will apply such pronouncement on a prospective basis for each new business combination.

                    In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements..

3	Taxes

3.1	Income taxes

                    Income taxes in Brazil comprise federal income tax and social contribution. The deferred income tax balances at each period are computed at the rates to be in force in the subsequent years and the current tax balances at each period include taxes to be paid currently. The statutorily enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented an aggregate rate of 34%, for 2007, 2006 and 2005.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,
	2005	2006	2007
Income before income taxes, minority interest
and equity in results of affiliated companies	457,419	539,060	662,044
Federal income tax and social
contribution at statutory rates	155,522	183,280	225,095
Adjustments to derive effective tax rate:
Effects of differences in remeasurement
from reais to U.S. dollars, using
historical exchange rates and indexing
for tax purposes:	59,976	35,295	80,546
Fiscal incentive – income tax (a)	(8,708)
Fiscal incentive - Technological innovation			(4,714)
Results in subsidiaries with different tax rates	(90,574)	(101,644)	(36,030)
Interest on stockholders´ equity	(46,584)	(50,570)	(57,374)
Other	2,596	3,133	(10,211)
Income tax expense reported in the consolidated
Statements of income	72,228	69,494	197,312

                    (a) Fiscal incentives

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

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    The major components of the deferred income tax accounts in the consolidated balance sheets are as follows:

		December 31,
	2006	2007
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany inventory
transactions	15,375	12,280
Net Deferred Tax Liability – Long-Term
Taxation of foreign exchange variation payable
on cash basis	71,607	189,224
Difference in basis of accounting for
Property, plant and equipment	67,963	59,171
Tax loss carryfowards from operations	(11,512)	(13,918)
Deductible temporary differences - other provisions	(32,023)	14,402
Net deferred tax liability – long-term	96,035	248,879

                    Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

                    3.2 Liabilities associated with unrecognized tax benefits

                    As discussed in note 1.2 (r), the adoption of FIN 48 did not have a material impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption.

                    As a consequence of adoption, on January 1, 2007 the Company did reclassify certain recorded liabilities related to unrecognized tax benefits of US$ 71,727, previously recorded as part of litigations, contingencies and commitments line in the consolidated balance sheet at December 31, 2006. At December 31, 2007, the Company’s recorded liability for unrecognized tax benefits was US$ 92,449, reflecting increases resulting from current year tax positions and the effects of currency remeasurement. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales and related to the timing of utilization of historical tax loss carryforwards used to offset income tax and social contribution payable. Included in the balance at December 31, 2007 are approximately US$13 million of tax positions for which there is uncertainty as to the timing of such benefits. As a result of deferred tax

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    accounting, the disallowance of a shorter benefit period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

                    The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2007 remain open and subject to examination by the relevant tax authorities.

                    A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	71,727
Additions based on tax positions related to the current year	6,536
Additions for tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Effects of translation from Brazilian R$ into US dollar	14,186
Balance at December 31, 2007	92,449

                    The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$ 69,046 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2007, recorded as a component of long-term liabilities. As a consequence of adopting FIN 48 and consistent with the Company’s classification of interest and penalties, the corresponding interest and penalties of US$ 47,996 accrued at December 31, 2006 with respect to the previously recorded liabilities associated with unrecognized tax benefits have also been reclassified from the litigations, contingencies and commitments line to the line of interest and penalties on liabilities associated with unrecognized tax benefits , in the long-term liabilities. The Company recognized approximately US$ 10,192 in accrued interest for the year ended December 31, 2007, respectively US$ 11,677 for the year ended December 31, 2006, respectively).

                    (i) Social Contribution on profits generated by export sales

                    On September 10, 2003, the Company obtained a Court Order giving it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    determination, the Company has accrued a provision of US$ 79.0 million as of December 31, 2007 (US$ 89.6 million to December 2006).

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    (ii) Income Tax - Deductibility of Social Contribution on the net profit

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

                    (iii) Income tax and social contribution - offsetting of tax losses

                    On June 29, 2005, the Company received a tax assessment notice relating to the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program.

                    In July 2006 a Court decision did not recognize the Company's right to offset tax losses against taxable income. The Company challenged such decision. Notwithstanding, with the purpose of avoiding penalty charges the Company paid the amount of US$ 23.1 million

                    The existing accrual at December 31, 2007 for the period in which the Company took advantage of the BEFIEX tax benefit program is US$ 37.8 million.

	Aracruz Celulose S.A.
	Notes to Consolidated Financial Statements
	Expressed in thousands of United States dollars
	(unless otherwise stated)
3.3	Recoverable taxes
			December 31,
		2006	2007
	Recoverable taxes
	Prepaid income tax and social contribution	76,533	91,829
	Withholding income tax on financial investments	20,021	20,792
	Value-Added Tax Credit - ICMS (*)	145,264	154,854
	Valuation allowance on Value-Added Tax Credit	(140,204)	(109,993)
	Pis and COFINS contribution on acquisition of goods	21,720	46,721
	Other	924	1,086
	Total recoverable taxes	124,258	205,289
	Current	109,165	140,390
	Long-term	15,093	64,899
	Total	124,258	205,289

                    (*) Since the promulgation of the Federal Law no. 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo, and has been able to recover part of these credits by selling them to third parties, pursuant to the provisions of current legislation. Considering the history of such transactions during the year 2007, when the Company sold approximately US$ 50 million (R$ 95 million) in ICMS tax credits and the perspective of successfully closing other sales transactions, the Company believes it will be able to recover part of the ICMS credits recorded in its books against the state of Espírito Santo. Therefore, it has decided to revert on December 31, 2007 approximately US$ 40,100 of the provision previously accrued, so that the balance of this provision is US$ 110,000.

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
4	Cash and cash equivalents
		December 31,
		2006	2007
Brazilian reais		816	34,647
United States dollars		47,103	17,995
Other European currencies		495	679
		48,414	53,321

                    Cash equivalents denominated in Brazilian Reais and in United States dollars represent principally investments in certificates of deposit placed with major financial institutions and with original maturities of 90 days or less.

5 Short-term investments

                    Short-term investments represent principally investments included in one private investment fund which is entirely owned by the Company. The investments are represented principally by certificates of deposits and debt securities issued by the Brazilian government with final maturities ranging from January 2008 to April 2011. Those debt securities are classified as available for sale. The securities included in the portfolio of the private investment funds have daily liquidity with interest recognized in the Company’s results of operations. The interest is linked to the daily interbank rate. The marked to market adjustments relating to these debt securities were immaterial for all periods presented.

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

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
6 Accounts receivable, net
	December 31,
	2006	2007
Customers - pulp sales
Domestic	8,540	18,161
Export	261,608	319,220
Advances to suppliers	2,048	2,919
Other	18,233	25,621
	290,429	365,921
Allowance for doubtful accounts	(4,634)	(4,318)
Total, net	285,795	361,603
Changes in allowance for doubtful accounts are as follows:
	2006	2007
Balance as of January 1	(4,067)	(4,634)
Provision for doubtful accounts	(592)	(117)
Write-offs	25	433
Balance as of December 31	(4,634)	(4,318)

                    At December 31, 2007, two customers accounted for 31% and 13%, respectively (at December 31, 2006, two customers accounted for 38% and 11%, respectively), of total customer receivables and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:
	December 31,
	2006	2007
United States dollars	259,112	315,531
European currency units – EURO	2,496	3,689
	261,608	319,220

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
7	Inventories
		December 31,
		2006	2007
Finished products		130,192	141,240
Raw materials		27,027	34,404
Maintenance supplies and other		45,485	49,379
		202,704	225,023

8	Property, plant and equipment
			December 31, 2006
			(Accumulated
			depreciation
		Cost	and depletion )	Net
Land		375,673		375,673
Timber resources		398,860	(51,860)	347,000
Buildings, improvements and installations		583,590	(364,787)	218,803
Equipment		2,556,694	(1,470,088)	1,086,606
Information technology equipment		55,565	(48,356)	7,209
Other		138,845	(104,638)	34,207
		4,109,227	(2,039,729)	2,069,498
Construction in progress		81,714		81,714
Total		4,190,941	(2,039,729	2,151,212

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

		December 31, 2007
		(Accumulated
		depreciation )
	Cost	and depletion	Net
Land	508,335		508,335
Timber resources	501,785	(53,281)	448,504
Buildings, improvements and installations	617,314	(383,960)	233,354
Equipment	2,750,358	(1,602,407)	1,147,951
Information technology equipment	57,449	(50,799)	6,650
Other	141,876	(111,215)	30,661
	4,577,117	(2,201,662)	2,375,455
Construction in progress	143,245		143,245
Total	4,720,362	(2,201,662)	2.518.700

                    As of December 31, 2007 and 2006 the entire Company mill in the amount of US$ 1,506,790 and US$ 1,365,842 , respectively was securing financial obligations with BNDES (Note 10) .

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

9 Investment in affiliated company Veracel Celulose S.A.

                    The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2007 the Company’s investment in Veracel amounted to US$ 404,451. Included in investment is an unamortized goodwill of US$ 15,015. In 2007, the Company recognized an equity loss of US$ 31,572 (2006 - loss of US$ 13,349; 2005 – loss of US$ 42,674).

                    The summarized financial information of Veracel as of December 31, 2007 and 2006 and for the three years then ended is as follows:

			As of December 31,
		2006	2007
Current assets		132,011	132,336
Non-current assets		1,340,591	1,363,164
Current liabilities		160,956	161,103
Non-current liabilities		1,311,646	1,334,397
		For the year ended December 31,
	2005	2006	2007
Gross revenues (*)	130,422	356,336	410,850
Gross profit	21,860	113,665	128,150
Net loss	(85,348)	(26,698)	(63,144)

                    (*) Includes sales to the Company in the amounts of US$ 62,436, US$ 167,459 and US$ 205,481, during 2005, 2006 and 2007, respectively.

Aracruz Produtos de Madeira S.A. (APM)

                    At December 31, 2007, the Company´s investment in APM amounted US$ 10,943 (US$ 11,513 in 2006). In 2007, the Company recognized an equity loss of US$ 570 ( US$ 355 in 2006).

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    10 Short-term borrowings and long-term debt (a) Short-term borrowings

                    At December 31, 2007, the balance of short-term debt consisted of rural credit denominated in reais, in the amount of US$ 5,646 (US$ 4,677 as of December 31, 2006) with interest rate of 6.75% .

                    (b) Long-term debt

	December 31,
	2006	2007
Denominated in Brazilian currency:
BNDES term loans with varying interest rates;
principally the "Long-term interest Rate" (TJLP) plus
7.8% to 10.5% (2006 - 7.8% to 10.5%) due 2008 to 2016	258,193	381,477
Credit Export Note – 100% CDI, due 2008 to 2013	48,859	58,974
BNDES Term loans – 7.86% to 9.76% (2006 –
7.45% to 9.35%), due 2008 to 2016 and indexed
to BNDES basket of currencies	39,358	44,879
	346,410	485,330
Denominated in US Dollars:
Import financing - 2006 – 5.55% to 6.20%	1,854
Pre-export financing – 5.73% to 6.34% (2006 -
5.75% to 6.48%) due 2012 to 2016	874,000	909,000
	875,854	909,000
Total	1,222,264	1,394,330
Less current maturities	(67,214)	(81,979)
Total long-term debt	1,155,050	1,312,351

                    In December 2006, the Company signed a financing agreement with Banco Nacional Desenvolvimento Econômico e Social - BNDES, in the total amount of US$ 273,334 to amortized from 2009 to 2016, which US$ 210,929 has already been released, with annual interest rates ranging from 7.86% to 8.86%

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated) c) Long-term portion payment schedule

                    The long-term portion of the Company's debt at December 31, 2007 falls due in the following years:

2009	57,822
2010	29,795
2011	30,503
2012	89,795
2013 and thereafter	1,104,436
Total	1,312,351

                    11 Stockholders' equity

                    At December 31, 2007, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. (an affiliate Group Lorentzen), Arainvest Participações S.A. (an affiliate of Banco Safra S.A.), and Newark Financial Inc (an affiliate of Votorantim Celulose e Papel (VCP)) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5% .

                    At December 31, 2007, Arainvest, Treasure Hold Investments Corp (an affiliate of Banco Safra S.A) and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 14.9% and 7.7%, respectively, of the total preferred stocks.

                    During 2007, the Company has increased its capital by US$ 501,368 using balances from the investment reserve, as required by the Brazilian Corporate Law. Such capital increase was approved by the General Shareholders’ Meeting held in April 24, 2007.

                    Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2007, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 1,118 million.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    Appropriated retained earnings is composed by the following reserves:

                    a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area. The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available as cash dividends.

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

                    Brazilian law permits the payment of cash dividends only from retained earnings. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.75%, 7,78% and 6,32.% for the years 2005, 2006 and 2007, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the statutory financial statements. The amount of interest attributed to stockholders is deductible for corporate income tax purposes.

                    The Company paid US$ 233 million of dividends and interest on stockholders’ equity during the year ended December 31, 2007 and accrued US$ 44 million of interest on stockholders’ equity for payment in 2008 (US$ 252 million and US$ 37 million, respectively, during 2006).

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated) Basic and diluted earnings per share

                    Basic and diluted earnings per share ("EPS") as of December 31, 2007, 2006 and 2005, as presented in the Company's statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company's stock:

	Common	Class A Stock	Class B Stock
Stock
Voting	Yes	No, except in the event that	No, except in the event that
Rights		dividends are not paid for 3	dividends are not paid for 3
		consecutive years. Voting rights	consecutive years. Voting
		will then be granted until the	rights will then be granted
		dividends in arrears for those 3	until the dividends in arrears
		years are paid.	for those 3 years are paid.
Privileges	None	Priority in the return of capital in	Priority in the return of capital
		the liquidation of the Company;	in the liquidation of the
Company;
Right to receive cash dividends in
		an amount 10% higher than	Right to receive cash
		dividends attributable to each	dividends in an amount 10%
		common stock.	higher than dividends
attributable to each common
		Priority in the distribution of a	stock.
minimum annual cash dividend
equivalent to 6% of the capital
attributable to it.
Conversion	None	Can be converted into Class B	Cannot be converted into Class
Features		Stock at any time, at the option	A Stock nor to Common
		and cost of the stockholder.	Stocks at any time.
Conversion rate 1:1.

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

Aracruz Celulose S.A.
Notes to Consolidated Financial Statements
Expressed in thousands of United States dollars
(unless otherwise stated)
The following presents the earnings per share calculations:
				2005
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on capital	7,326	103,60	79,679	190,611
Undistributed earnings	5,783	81,7	62,907	150,487
Net income for the year	13,109	185,40	142,586	341,098
Weighted average number of shares	38,022	537,73	454,908
Basic and diluted earnings per share	0.34	0.34	0.31
				2006
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on capital	8,390	118,65	91,268	218,317
Undistributed earnings	9,107	128,81	99,079	237,000
Net income for the year	17,497	247,47	190,347	455,317
Weighted average number of shares	38,015	537,66	454,908
Basic and diluted earnings per share	0.46	0.46	0.42
				2007
	Preferred stock		Common
	Class A	Class B	Stock	Total
Dividends and interest on capital	8,904	129,89	99,706	238,500
Undistributed earnings	6,854	99,9	76,741	183,569
Net income for the year	15,758	229,86	176,447	422,069
Weighted average number of shares	36,933	538,74	454,908
Basic and diluted earnings per share	0.43	0.43	0.39
There were no dilutive securities outstanding in 2005, 2006 and 2007.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

12 Pension plan

                    The Company sponsors a defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

                    The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

                    Contributions made by the Company to the plan amounted to US$ 2,449, US$ 3,125 and US$ 3,689 in 2005, 2006 and 2007, respectively, and represented the annual pension expense of the Company for the plan.

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

                    At December 31 2007, the Company had a total provision recorded for labor proceedings of US$ 20.4 million (US$ 14.1 million on December 31 2006) and a corresponding deposit in an escrow account of US$ 7.5 million (US$ 5.8 million on December 31, 2006).

                    Labor proceedings consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(ii) Social charges proceedings

                    In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 1.7 million in Court aiming to its annulment and, at December 31, 2007, has placed approximately US$ 2.0 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, which evaluated the probability of loss in such case as remote, no provision has been recognized.

(iii) PIS and COFINS contributions

                    At December 31, 2007, the provision for contingencies included US$ 94.3 million (US$ 74.3 at December 31, 2006) for PIS (Social Integration Program) and COFINS (Social Fund) payable on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar, principally in the period from early 1999 until September 2002. .

                    The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS and COFINS contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

                    After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification In September 2007, based on the opinion of its legal advisors, the Company decided to reverse approximately US$ 37.3 million of this provision related to the imposition of those taxes on revenues resulting from exchange gains, pursuant to article 150, § 4º of the National Tax Code.

                    Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, meaning that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Notwithstanding, considering a recently issued pronouncement of Ibracon (Brazilian Independent Auditors Institute), the Company, on a conservative approach, decided to rebuilt the reverted amount of the provision.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

(iv) Value-Added Tax Credit

                    In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 41.2 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The company has paid a minor part of that value and has been contesting another 17 notifications, in the amount of US$ 40.1 million. The Company has already been granted favorable decisions in tax notifications amounting to US$ 6.3. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts as no more then possible, no provision has been recognized.

(v) Environmental Regulations

                    The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

(vi) Others

                    The Company has, based on an analysis of the disputes involved and consultation with its legal counsel, recorded additional provisions in the amount of US$ 16.2 million relating to several other legal disputes and has also made deposits in the amount of US$ 13.0 million in escrow accounts as of December 31, 2007.

(b)	Commitments

(i)	Indian Communities - Terms of settlement

                    In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 7.6 million at December 31, 2007), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    Despite the fact that the Terms of Settlement were in force, in 2005 some members of the Indian communities invaded some forestry areas and the industrial premises of the Company. . Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation -FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million, equivalent to US$ 5.4 million.

                    On February 17, 2006 FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict No. 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company presented its challenge of those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widened the studies "with a view towards preparing an appropriate recommendation that assuages the interest of both parties".

                    On August 27, 2007, the Ministry of Justice based on the conclusions of the working group set up by FUNAI Edict No. 1.299/05, issued Edicts nr. 1.463 and 1.464 determining the enlargement of the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book values of such lands is immaterial.

                    The land dispute among Aracruz and the Indian Communities in the State Espírito Santo was resolved in 2007. On December 3, 2007, in the Ministry of Justice in Brasilia, a Conduct Adjustment Agreement (TAC) that considers the rights and obligations of the Company, the Indians and the National Indian Foundation-FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities was signed. The TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective. The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Attorney General and FUNAI - which will be responsible for hiring a company to do the physical demarcation of the lands - and sets forth that both parties will abandon any current of future claims against each other in relation to the matter. The agreement shall be homologated by the Federal Court of Linhares - ES.

                    Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, and subsequently ratified by them on

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    November 28, as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory.

                    Aracruz considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the Indians for an enlargement in their lands, while at the same time providing Aracruz with the legal assurances that these lands will not be expanded again.

                    (ii) “Take-or-Pay” contract

                    In connection with the sale of its electrochemical plant to Canexus Química Brasil Ltda (Canexus) in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. According to the "take-or-pay" clause, the company is committed to acquire from Canexus a volume of chemical products conservatively projected. Volumes purchased by the Company in addition to the minimum agreed (take-or-pay) for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay in accordance with the terms of the contract. There are remaining take-or-pay committed volumes until 2008, regarding the 2002 contractual amendment.

(iii) Wood supply

                    The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of December 31, 2007 is 1,075 thousand m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of US$ 5,007 under liabilities. The contract calls for return of an equivalent volume on similar operating conditions during 2008.

(iv) Compliance with regulations

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

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    15 Guarantees of Veracel third-party debt

                    As of December 31, 2007, the Company is contingently liable as a several guarantor with respect to 50% of indebtedness of Veracel Celulose S.A., an entity under joint control with another company. Such company is the several guarantor of the additional 50% of indebtedness of Veracel Celulose S.A.. The total amount guaranteed by the Company is US$ 321.5 million. The expiration of the guarantees range from 2008 to 2014. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee is immaterial.

                    16 Derivative instruments and risk management activities

                    The Company’s foreign currency risk and interest rate management strategy may use derivative instruments to protect against foreign exchange and interest rate volatility.

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

(b) Foreign currency risk management

                    The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility

                    During 2007 the Company has recognized, as financial income, gains of US$ 93.7 million (2006 - US$ 88.8 million) related to derivative instruments registered in BM&F - Brazilian Mercantile & Futures Exchange with notional amount of US$ 150.0 million and with maturity in February 2008. These operations are marked to market on a daily basis and as of December 31, 2007 the fair value of these contracts were reported as a liability of US$ 1.2 million (as of December 31, 2006 were reported as an asset of US$1.4 million).

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

                    During 2007 and 2006 the Company recognized under financial income, losses of US$ 36.4 million and US$ 2.8 million on interest rate derivative instruments registered in BM&F -Brazilian Mercantile & Futures Exchange for the 2007 and 2006, respectively. These operations are marked to market on a daily basis, and at December 31, 2007 the fair value of these contracts were reported as an asset of US$ 0.6 million.

                    It also has recognized gains of US$ 38.3 on swap transactions (TJLP or interest long-term rate against Dollar). There were no such kind of derivative instruments in 2006. These operations are marked to market, and at December 31, 2007, the notional amount of these swaps totaled US$ 334.1 million with maturity in April 2010. The outsatnding amount of these contracts were reported as an asset of US$ 38.3 million.

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

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

                    Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2007 and 2006. The Company’s financial structure does not require any substitution of such financing or the contracting of similar fundings.

                    The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

18 Segment information

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

                    The Company's exports from Brazil, classified by geographic destination, are as follows:

		Year ended December 31,
	2005	2006	2007
North America	544,499	661,177	709,285
Europe	640,614	721,074	844,393
Asia	267,612	443,904	450,002
Other	16,921	18,871	3,337
Total	1,469,646	1,845,026	2,007,017

                    Sales to two unaffiliated customers represented 29% and 15% of net sales in 2007. Two unaffiliated customers represented 31% and 13% in 2006, and 31% and 17% in 2005. No other individual customers represented more than 10% of net sales.

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

19 Related parties

                    Transactions with related parties resulted in the following balance sheet and income statement balances:

			December 31,
		2006		2007
	Assets Liabilities		Assets	Liabilities
Balance sheet
Current assets
Cash and cash equivalents
Bank Safra S.A.	68,191		59,881
Banco Votorantin S.A	43,591
Aracruz Produtos de Madeira S.A.	541		495
Veracel Celulose S.A.		19,431		21,663
Long-term debt (including
current portion and accrued
finance charges)
BNDES – Banco Nacional
de Desenvolvimento
Econômico e Social		299,677		429,026
	112,323	319,108	60,376	450,689
		Year ended December 31,
	2005		2006	2007
	Expense	Expense		Expense
Income statement
Financial income
Banco Safra S.A.	(34,510)		(8,891)	(10,273)
Banco Votorantin S.A.	(13,085)		(7,308)	(2,276)
Wood Sales
Aracruz Produtos de Madeira S.A.	(1,246)		(3,049)	(3,464)
Pulp
Veracel Celulose S.A.	62,436		167,459	205,481
Financial expenses
BNDES – Banco Nacional de
Desenvolvimento Econômico e Social	50,126		48,121	89,955
	63,721		196,332	279,423

Aracruz Celulose S.A.

                    Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars (unless otherwise stated)

20 Subsequent event

                    Due to the rejection by the Senate of the proposal of extension of the Provisional Contribution over Financial Operations (CPMF), such tax will no longer be charged.

                    Nevertheless, in order to compensate the loss in the tax revenues as a result of the CPMF's extinction, as of January 2008, credit, exchange and insurance operations will be subject to an additional rate of 0,38% of the Tax on Financial Transactions (IOF), same rate of the extinguished CPMF.

                    * * *