Form 20-F
period 2008-12-31
ARACRUZ CELLULOSE S A
filed 2009-06-30
CIK 883952

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the Fiscal Year Ended December 31, 2008

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

Av. Brigadeiro Faria Lima, 2277, 4th floor 01452-000 São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:

American Depositary Shares (as evidenced by American Depositary Receipts), each representing ten shares of Class B Preferred Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

455,390,699 27,956,802 549,206,619	Shares of Common Stock Shares of Class A Preferred Stock Shares of Class B Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

Please send copies of notices and communications from the Securities and Exchange Commission to:

Richard S. Aldrich, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

i

INTRODUCTION

Unless otherwise specified, all references in this annual report to:

•	“U.S. dollars,” “dollars,” “$” or “US$” are to United States dollars;

•	“reais,” “real” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•

“audited consolidated financial statements” are to the Audited Consolidated Financial Statements of Aracruz Celulose S.A. as of December 31, 2007 and 2008 and, for the three years ended December 31, 2008, together with the corresponding Report of Independent Registered Public Accounting Firm;

•	the “Company,” “Aracruz,” “we,” “us” and “our” are to Aracruz Celulose S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“our preferred shares” and “our common shares” are to our authorized and outstanding preferred stock and common stock, respectively;

•	“Class A Preferred Stock” or “Class A Preferred Shares” are to our class A non-voting preferred stock (ações preferenciais classe A);

•	“Class B Preferred Stock” or “Class B Preferred Shares” are to our class B non-voting preferred stock (ações preferenciais classe B);

•	“Preferred Shares” are to our Class A Preferred Stock together with our Class B Preferred Stock;

•	“tons” are to metric tons of 1,000 kilograms each;

•	“COFINS” is the Contribuição para o Financiamenteo da Seguridade Social, a Brazilian federal social contribution;

•

“CPMF” is the Contribuição Provisória sobre Movimentação Financeira, a Brazilian federal social contribution that used to be charged to bank transfers and withdrawals at the rate of 0.38% and that was discontinued in January 2008;

•	“ICMS” is the Imposto sobre Circulação de Mercadorias e Serviços, a Brazilian state value-added tax;

•	“PIS” is the Programa de Integração Social, a Brazilian federal social contribution;

•	“TJLP rate” is the Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate;

•	“CDI rate” is the interest rate on Brazilian interbank certificate of deposits (Certificados de Depósito Interbancário); and

•	“SELIC rate” is the daily average interest rate for repurchase agreements of Brazilian government treasury bonds.

As used in this annual report, one hectare equals approximately 2.471 acres, one kilogram equals approximately 2.2 pounds and one kilometer equals approximately 0.621 miles.

Unless otherwise indicated,

•	all references in this annual report to percentages, tons and U.S. dollars or real amounts of pulp are to “market pulp”; and

•	amounts in reais stated at a particular date and followed by U.S. dollar equivalents have been converted using the reais to U.S. dollars commercial selling rate in effect on such date.

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or Securities Exchange Act. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “are expected to,” “expect,” “will allow,” “will continue,” “will likely result,” “should,” “would be,” “seek,” “approximately,” “intend,” “plan,” “project,” “estimate” or “anticipate,” or similar expressions or the negative thereof or other variations thereof of comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included herein with respect to future operations, financial condition, financial performance or other financial or statistical matters constitute forward-looking statements. Those forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may not be realized. Such statements appear in a number of places in this annual report, including, without limitation, the information set forth under the headings “Item 3D. Risk Factors,” “Item 4B. Business Overview” and “Item 5. Operating and Financial Review and Prospects,” and include statements regarding our intent, belief or current expectations or those of our directors or our executive officers with respect to:

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	inflation and fluctuation in exchange rates;

•	the effects of the current world economic crisis on global and Brazilian economic and market conditions;

•	existing and future governmental regulation;

•	the declaration or payment of dividends;

•	our direction and future operation;

•	the implementation of our proposed business combination with Votorantim Celulose e Papel S.A., or VCP, which directly and indirectly owns 96.5% of our common shares;

•	the implementation of our principal operating strategies, including our potential participation in acquisition or joint venture transactions or other investment opportunities;

•	the implementation of our financing strategy and capital expenditure plans;

•	our level of indebtedness and leverage;

•	changes in competitive conditions and in the general level of demand for our products;

•	other factors or trends affecting the pulp and paper market (including its cyclical nature and our financial condition or results of operations); and

•	other factors or trends affecting our financial condition or results of operations.

Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, as a result of various factors. We do not undertake, and specifically disclaim, any obligation to update or revise any forward-looking statements, which speak only as of the date hereof.

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp industry. We derive this third-party information principally from reports published by the International Pulp Statistical Committee, which includes the American Forest Paper Association, the

Canadian Pulp & Paper Association, the Finnish Forest Industry Federation and the Brazilian Pulp and Paper Association and reports published by Hawkins Wright Ltd., or Hawkins Wright. We have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Because we export substantially all of our production, and due to the fact that we operate in an industry that uses the U.S. dollar as its currency of reference and this is the currency in which cash is primarily generated and expended (thus representing the economic environment in which the Company conducts its operations), our management believes that the U.S. dollar is the Company’s functional currency and the most appropriate currency in which to present our audited consolidated financial statements. Accordingly, we have been presenting our primary U.S. GAAP audited consolidated financial statements in U.S. dollars since 1994. For this purpose, amounts in reais for all periods presented have been remeasured into U.S. dollars in accordance with the methodology set forth in Statement of Financial Accounting Standards No. 52, or SFAS 52.

Pursuant to SFAS 52, as it applies to us, non-monetary assets, including inventories, property, plant and equipment, accumulated depreciation and shareholders’ equity are remeasured at historical exchange rates. Monetary assets and liabilities denominated in reais are remeasured at period-end rates. Export sales invoiced in currencies other than the U.S. dollar are remeasured at the applicable exchange rate on the date of sale. Cost of sales, depreciation and other expenses relating to assets remeasured at historical exchange rates are calculated based on the U.S. dollar values of such assets, and other statement of operations accounts are remeasured at the rate prevailing on the date of the charge or credit to income.

For certain purposes, such as providing reports to our Brazilian shareholders, filing financial statements with the Comissão de Valores Mobiliários, or CVM, the Brazilian securities commission, and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare financial statements in accordance with the accounting practices adopted in Brazil. Our financial statements are prepared in accordance with Law 6,404/76, as amended, or the Brazilian Corporate Law, and are not adjusted to account for the effects of inflation.

The following table presents our selected financial data as of the dates and for each of the periods indicated. Our U.S. GAAP audited consolidated financial statements as of December 31, 2007 and 2008 appear elsewhere herein, together with the reports of our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte. The selected financial information at December 31, 2004, 2005 and 2006 have been derived from our U.S. GAAP audited consolidated financial statements, not included in this annual report. The selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	At and for the year ended December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands, except number of shares and per share amounts)
Statement of Operations Data
Operating Revenues
Domestic	66,083	62,019	77,431	137,086	152,285
Export	1,256,648	1,469,646	1,845,026	2,007,017	1,999,605

Gross operating revenues	1,322,731	1,531,665	1,922,457	2,144,103	2,151,890
Sales taxes and other deductions	(155,618)	(186,432)	(241,624)	(260,328)	(240,587)

Net operating revenues	1,167,113	1,345,233	1,680,833	1,883,775	1,911,303
Operating costs and expenses
Cost of sales	700,333	783,578	1,037,896	1,190,957	1,337,797
Selling	53,850	64,430	74,005	78,832	88,329
Administrative	31,072	33,820	57,020	58,708	64,738
Other, net	25,208	16,313	12,514	(38,624)	77,973

Total operating costs and expenses	810,463	898,141	1,181,435	1,289,873	1,568,837

	At and for the year ended December 31,
	2004		2005		2006		2007		2008
	(in US$ thousands, except number of shares and per share amounts)
Operating income	356,650		447,092		499,398		593,902		342,466
Non-operating (income) expenses
Financial income	(56,123)		(125,439)		(181,733)		(168,037)		2,093,875
Financing expense	119,976		137,276		149,719		100,864		112,690
Gain on currency remeasurement, net	(16,197)		(21,386)		(7,641)		(908)		(71,146)
Other, net	(76)		(778)		(7)		(61)		—

Total Non-operating (income) expenses	47,580		(10,327)		(39,662)		(68,142)		2,135,419

Income before income taxes, minority interest and equity in results of affiliated companies	309,070		457,419		539,060		662,044		(1,792,953)
Income tax expense
Current	42,746		71,086		30,754		41,343		34,305
Deferred	27,510		1,142		38,740		155,969		(524,063)

Total income tax expense (credit)	70,256		72,228		69,494		197,312		(489,758)
Minority interest	(9)		(31)		(544)		(10,522)		735
Equity in results of affiliated companies	(11,568)		(44,062)		(13,705)		(32,141)		63,766

Net income (loss)	227,237		341,098		455,317		422,069		(1,238,694)

Basic and diluted earnings per share(1)
Common Stock	0.21		0.31		0.42		0.39		(2.84)
Class A Preferred Stock	0.23		0.34		0.46		0.43		0.09
Class B Preferred Stock	0.23		0.34		0.46		0.43		0.09
Dividends and interest on shareholders’ equity per share
Common Stock	0.11(2 0.08(3	) )	0.05(4 0.12(5	) )	0.06(6 0.13(7	) )	0.08(8 0.14(9	) )	0.11(10 0.08(11	) )
Class A Preferred Stock	0.12(2 0.09(3	) )	0.06(4 0.13(5	) )	0.07(6 0.15(7	) )	0.08(8 0.16(9	) )	0.12(10 0.09(11	) )
Class B Preferred Stock	0.12(2 0.09(3	) )	0.06(4 0.13(5	) )	0.07(6 0.15(7	) )	0.08(8 0.16(9	) )	0.12(10 0.09(11	) )

Weighted-average number of shares outstanding (thousands of shares)
Common Stock	454,908		454,908		454,908		454,908		454,908
Class A Preferred Stock	38,074		38,022		38,015		36,933		27,957
Class B Preferred Stock	537,711		537,739		537,665		538,747		547,723

Total	1,030,693		1,030,669		1,030,588		1,030,588		1,030,588

(1)	Holders of Class B Preferred Stock have no dividend preference. Holders of Class A Preferred Stock are entitled to an annual preferential dividend.
(2)	Including the dividend declared on April 29, 2004.
(3)	Including the interest on shareholders’ equity declared on October 19, 2004 and November 16, 2004, respectively. The interest on shareholders’ equity was attributed to the mandatory dividend relating to the 2004 fiscal year, which was declared on April 29, 2005.
(4)	Including the dividend declared on April 29, 2005.
(5)	Including the interest on shareholders’ equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2005 fiscal year, which was declared on April 28, 2006.
(6)	Including the dividend declared on April 28, 2006.
(7)	Including the interest on shareholders’ equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2006 fiscal year, which was declared on April 24, 2007.
(8)	Including the dividend declared on April 24, 2007.
(9)	Including the interest on shareholders’ equity declared on March 21, 2007, June 19, 2007, September 18, 2007 and December 21, 2007, respectively. The interest on shareholders’ equity was attributed to the mandatory dividend relating to the 2007 fiscal year, which was declared on April 30, 2008.
(10)	Including the dividend declared on April 30, 2008.
(11)	Including the interest on shareholders’ equity declared on March 18, 2008 and June 20, 2008, respectively. No dividends were declared relating to the 2008 fiscal year.

	At and for the year December 31,
	2004	2005	2006	2007	2008
	(in US$ thousands)
Balance Sheet Data
Cash and cash equivalents	36,474	34,114	48,414	53,321	60,033
Short-term investments	412,110	521,613	531,229	439,940	368,862
Accounts receivables, net	208,336	253,306	285,795	361,603	288,611
Inventories	126,220	173,873	202,704	225,023	310,383
Other current assets	49,973	111,899	132,782	174,930	165,763
Property, plant and equipment, net	2,133,896	2,068,547	2,151,212	2,518,700	3,009,367
Investment in affiliated company	273,890	298,925	324,736	415,394	556,410
Goodwill	207,050	207,050	192,035	192,035	192,035
Other non-current assets	81,709	94,678	127,021	247,334	447,951

Total assets	3,529,658	3,764,005	3,995,928	4,628,280	5,399,415

Short-term debt	152,934	292,018	89,787	100,185	346,352
Derivative instruments					37,515
Other current liabilities	121,872	193,147	197,032	230,951	220,137
Long-term debt	1,222,728	1,010,285	1,155,050	1,312,351	3,566,695
Derivative instruments					23,467
Other long-term liabilities	217,837	304,132	351,636	597,675	267,612
Share capital	909,473	909,122	909,122	1,410,490	1,410,490
Other shareholders’ equity accounts	904,814	1,055,301	1,293,301	976,628	(472,853)

Total liabilities and shareholders’ equity	3,529,658	3,764,005	3,995,928	4,628,280	5,399,415

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

(i)	the commercial rate exchange market, and

(ii)	the floating rate exchange market.

Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market. These included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to buy and sell currency in these markets. In both markets, rates were freely negotiated.

On March 14, 2005, those two markets were consolidated into one single foreign exchange market, named the “Foreign Exchange Market.” Transactions in the Foreign Exchange Market are required to comply with the provisions set forth in Resolution No. 3,568 by the Conselho Monetário Nacional, or CMN, the Brazilian monetary council, dated May 29, 2008, and the regulations established by the Banco Central do Brasil, or the Central Bank, the Brazilian central bank. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. See “Item 3D. Risk Factors—Risks Relating to Brazil.”

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated:

Year ended December 31,	Exchange Rate of Reais to US$1.00
	Low	High	Average(1)	Year-End
2004	2.6544	3.2051	2.8639	2.6544
2005	2.1633	2.7621	2.4125	2.3407
2006	2.0586	2.3711	2.1771	2.1380
2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8375	2.3370

Source: Central Bank.

(1)	Represents the average of the daily exchange rates during the relevant period.

	Exchange Rate of Reais to US$1.00
	Low	High
Month/period ended
December 31, 2008	2.3149	2.5127
January 31, 2009	2.1889	2.3803
February 28, 2009	2.2446	2.3916
March 31, 2009	2.2375	2.4218
April 30, 2009	2.1699	2.2899
May 31, 2009	1.9518	2.1740
June 15, 2009	1.9231	1.9648

Source: Central Bank.

We have historically paid cash dividends and make other cash distributions with respect to the Class B Preferred Stock in reais. Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of our ADSs, or the Depositary, of such distributions into U.S. dollars for payment to holders of ADSs.

Since November 2006, Brazilian exporters are authorized, pursuant to the terms of Law No. 11,371, to keep their export revenues outside Brazil and use such revenues to make investments and to pay indebtedness and other obligations of the exporter. The Company may, from time to time and at its convenience, use amounts deposited abroad pursuant to Law No. 11,371 to pay dividends and any other cash distributions. For additional information, see “Item 10D. Exchange Controls.” For information on dividends, see “Item 8A. Consolidated Statements and Other Financial Information—Payment of Dividends.”

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risk Factors Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of our Preferred Shares and ADSs.

The Brazilian economy has been characterized by volatile economic cycles. In addition, the Brazilian government frequently, and, on occasion, drastically intervenes in the Brazilian economy. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payments occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and on the conversion of reais into foreign currencies. The Company’s business, financial condition and results of operations may be adversely affected by changes in policy including tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	exchange control policies;

•	monetary policies;

•	liquidity of domestic capital and lending markets;

•	price instability;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies, including our ADSs.

In addition, rapid changes in Brazilian political and economic conditions, that have occurred in the past and that might continue to occur, will require the Company’s continued emphasis on assessing the risks associated with its activities and adjusting its business and operating strategy. Future developments in Brazilian government policies or in the Brazilian economy, over which the Company has no control, may reduce demand for the Company’s products in Brazil, and adversely affect the Company’s business, financial condition and results of operations.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our Preferred Shares and ADSs.

Because a portion of our expenses, liabilities, and a significant portion of our assets are denominated in reais and we have U.S. dollar-denominated revenues, debt and other liabilities, we may be adversely affected by foreign exchange rate volatility. See “—Selected Financial Data—Exchange Rates.”

Our operating cash expenses are substantially denominated in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices), our profit margins may decrease. In addition, any significant devaluation of the real may produce exchange gains on unhedged debt denominated in reais.

Historically, depreciations in the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. Depreciations of the real relative to the U.S. dollar will reduce the U.S. dollar value of distributions and dividends on our ADSs, and may also reduce the U.S. dollar market value of our Preferred Shares and ADSs.

In 2003, Brazil started a cycle of real appreciation relative to the U.S. dollar. In that year, the real appreciated 18.2% against the U.S. dollar. The appreciation of the real relative to the U.S. dollar was 8.1% in 2004, 12.1% in 2005, 8.5% in 2006 and 16.7% in 2007, representing an accumulated appreciation of 49.7% since the beginning of 2003 until the end of 2007. In the second half of 2008, the real suffered a sharp devaluation against the U.S. dollar mainly due to the international financial crisis. In 2008, the real devalued 30.3% against the U.S. dollar, and in 2009 the real started to resume its appreciation trend, gaining approximately 15% against the U.S. dollar in the first five months of the year.

The volatility of the real exchange rate against the U.S. dollar may adversely affect our financial condition and results of operations and the market price of our Preferred Shares and ADSs. No assurance can be given that the real will not appreciate or depreciate significantly against the U.S. dollar in the future, or that we will succeed in protecting ourselves accordingly to prevent financial or operating losses resulting from significant fluctuations of the real.

Inflation and certain governmental measures to control inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets, and, consequently, adversely affect the market value of our Preferred Shares and ADSs.

Until 2002, Brazil experienced extremely high rates of inflation. Inflation itself, as well as certain governmental measures to combat inflation, coupled with public speculation about possible future governmental actions, have had significant negative effects, and contributed to economic uncertainty to the Brazilian economy, causing heightened volatility in the Brazilian securities markets.

Our cash operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the local currency. As expressed in U.S. dollars, however, these increases are typically offset, at least in part, by the effect of the appreciation of the U.S. dollar against the real, which in turn serves to increase the local currency value of our U.S. dollar denominated revenues derived from exports. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, operating expenses may increase and (assuming constant U.S. dollar sales prices) profit margins may decrease. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation again in the future, our operating expenses and borrowing costs may increase, our operating and net margins may decrease and, if investor confidence decreases, the price of our common shares and ADSs may also decrease.

In addition, high inflation generally leads to higher domestic interest rates, and as a result the Company’s costs of real-denominated debt may increase. See “Item 5. Operating and Financial Review and Prospects—Brazilian Economic Environment.”

We may be impacted by governmental actions affecting the Brazilian markets and economy.

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government, for example, could impose some restrictions for the export market, by creating export duties for any product, including our main source of revenues (market pulp), affecting the margins and the profitability of exporting companies. In addition, the Brazilian government owns or controls many companies, including some of the largest in Brazil. For example, Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, the Brazilian social and economic development bank, through its holding company, BNDES Participações S.A., or BNDESPar, will be a significant shareholder of the entity which would result in the event of our proposed business combination with VCP, or the VCP–Aracruz Business Combination, (see “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Upcoming Corporate Restructuring”) and has historically been an important creditor. See “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Economic developments and investor perceptions of risk in other countries, including emerging market countries, may adversely affect the trading price of Brazilian securities, including our shares and ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Developments or conditions in other emerging market countries have, at times, significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. In addition, events taking place in the world’s main financial centers may have an adverse effect on the securities of issuers in other countries, including Brazil. For example, the occurrence in 2008 of the global economic crisis has had a global impact on the world economy and capital markets, including in Brazil. Such crisis is evidenced by instability in securities’ value and capital markets, instability of most currencies, a widespread reduction in demand, a credit crunch, inflationary pressure, and other factors that could adversely affect our financial condition and diminish investor’s interest in securities of Brazilian issuers, including ours. Future crises in other countries could adversely affect the trading price of our shares and ADSs, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere or that such events will not adversely affect the value of the Company’s Preferred Shares or ADS.

Risks Relating to our Preferred Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of ADSs.

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of reais into foreign currencies. The Brazilian government imposed remittance restrictions for a number of months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of our Preferred Shares into U.S. dollars and remitting the U.S. dollars abroad. We cannot ensure that the Brazilian government will not take similar measures in the future. See “Item 10D. Exchange Controls.” Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required Brazilian governmental approval for conversion of real payments and remittances abroad in respect of the shares of Class B Preferred Stock underlying the ADSs. In such case, the Depositary will hold the reais it cannot convert for the account of the ADS holders who have not been paid.

The preferred shares underlying the ADSs have limited voting rights.

Of our three classes of shares outstanding (common, Class A Preferred Stock and Class B Preferred Stock), only our common shares have full voting rights. Except in certain limited circumstances, our Preferred Shares will not be entitled to voting rights. As a result of these limited voting rights and the fact that VCP directly and indirectly owns 96.5% of our common shares, holders of our Preferred Shares, including in the form of the ADSs, generally will not be able to influence most of the corporate decisions requiring a shareholder vote. In addition, only shareholders appearing in our shareholder records are recognizable to us and given admission to our shareholders’ meetings. The record holder of the preferred shares underlying the ADSs is The Bank of New York, the depositary of our ADS program, and not our ADS holders. As a result, ADS holders depend on us and on the depositary to be represented at our shareholders’ meetings and to vote the preferred shares underlying the ADSs in the very limited circumstances where our Preferred Shares may have a vote, pursuant to the Brazilian Corporate Law. Accordingly, even in the limited circumstances where our Preferred Shares may be entitled to a vote, the exercise of those limited voting rights might not be structured in a convenient and/or timely fashion for the benefit of our ADS holders, if at all.

Exchanging ADSs for the underlying Class B Preferred Stock may have unfavorable consequences.

The Brazilian custodian for our Class B Preferred Stock, or the Custodian, must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying Class B Preferred Stock, you will be entitled to continue to rely (for five business days from the date of the exchange) on the ADS Depositary’s electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Preferred Stock, or distributions relating to the Class B Preferred Stock, unless you obtain your own electronic certificate of registration pursuant to Resolution No. 2,689, of January 26, 2000, of the CMN, or Resolution 2,689, which entitles foreign investors to buy and sell on the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, or Bovespa, the São Paulo stock exchange. If you do not obtain a certificate of registration under Resolution 2,689, you may not be able to obtain and remit U.S. dollars abroad or other foreign currencies upon the disposition of Class B Preferred Stock or distributions with respect thereto, and you will generally be subject to less favorable tax treatment on gains with respect to the Class B Preferred Stock. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. These expenses or delays could adversely impact your ability to remit dividends or distributions relating to the Class B Preferred Stock or the return of your capital outside of Brazil in a timely manner. If you decide to exchange your Class B Preferred Stock back into ADSs once you have registered your investment in the Class B Preferred Stock, you may deposit your Class B Preferred Stock with the Custodian and rely on the Depositary’s certificate of registration, subject to certain conditions. See “Item 10D. Exchange Controls.” We cannot assure you that the Depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional Brazilian restrictions applicable to you, to the disposition of the underlying Class B Preferred Stock or to the repatriation of the proceeds from disposition would not be imposed in the future.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

Investments in securities, such as the Class B Preferred Stock or the ADSs, of issuers from emerging market countries including Brazil involve a higher degree of risk than investing in securities of issuers from more developed countries.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders’ ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The companies trading on the Bovespa had a market capitalization of approximately US$588 billion as of December 31, 2008, and an average daily trading volume of approximately US$3.1 billion in 2008. In comparison, as of December 31, 2008, the market capitalization of the companies listed on the New York Stock Exchange, or NYSE, was US$14.3 trillion and the 10 largest companies listed on the NYSE represented approximately 15% of the total market capitalization of all listed companies, while the average daily trading volume was US$82 billion.

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of Bovespa as of December 31, 2008. The top ten stocks in terms of daily trading volume accounted for approximately 59% of all shares traded on Bovespa.

Because we are subject to specific rules and regulations as a Brazilian corporation, holders of our ADSs have fewer and less well defined shareholders’ rights than investors in U.S. companies.

Our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the Preferred Shares under the Brazilian Corporate Law, to protect your, or their interests, relative to actions taken by our Conselho de Administração, or Board of Directors, or by the holders of common shares, may be fewer and less well defined than under the laws of other jurisdictions outside Brazil.

Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions. For example, certain provisions of the U.S. Sarbanes-Oxley Act of 2002, applicable to U.S. companies, do not apply to us. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. When compared to Delaware general corporation law, the Brazilian Corporate Law and practice have less detailed and less well established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings and transactions with related parties and sale-of-business transactions. In addition, under the Brazilian Corporate Law, shareholders must hold 5% of the outstanding share capital of a corporation to have the necessary standing to bring shareholders’ derivative suits. Shareholders ordinarily do not have standing to bring a class action in Brazil.

Also, in accordance with the Brazilian Corporate Law and our by-laws, holders of our Preferred Shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances. See “Item 10B. Memorandum and Articles of Association.”

You may not be able to exercise preemptive rights.

You may not be able to exercise the preemptive rights relating to the Class B Preferred Stock underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure investors that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, investors may receive only the net proceeds from the sale of their preemptive rights by the Depositary, or if the preemptive rights cannot be sold, they will be allowed to lapse.

We are incorporated under the laws of Brazil. All of our directors and executive officers, and the experts named in this annual report, reside outside the U.S. and substantially all of our assets, and the assets of our directors, officers and experts are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or our directors, executive officers or such experts, or to enforce against them or us, judgments obtained in U.S. courts based upon the civil liability provisions of the federal securities laws of the U.S. In addition, we have been advised by our Brazilian counsel, that there is doubt that the courts of Brazil will enforce against us, our officers, directors and experts named herein, judgments obtained in the U.S. based upon the civil liability provisions of the federal securities laws of the U.S. or will enter judgments in original actions brought in Brazilian courts based upon the federal securities laws of the U.S.

Risk Factors Relating to Aracruz and the Pulp Industry

The global recession could lead to a significant reduction in our revenues, cash flow and profitability.

The global economy, and in particular global industrial production, is the primary driver of demand for pulp and paper. Global industrial production has been trending downward since the second half of 2008, resulting in a significant and widespread contraction in demand for pulp and paper.

There is uncertainty about the depth and duration of the current global economic downturn and its continuing impact on the demand for pulp and paper. To avoid significant inventory accumulation, we may, from time to time, reduce production of several products which could lead to a negative impact on our cash generation and profitability. In addition, the abrupt and severe deterioration of the global economic scenario in the second half of 2008 has caused us to incur significant derivative losses, which we recorded as indebtedness at the end of 2008. This measure significantly increased our leverage and has subjected us to covenants under our new financing agreements that require us to reduce our operating investments and, therefore, may prevent us from growing our production capacity in line with growth in demand when global markets begin to recover and demand for our products resumes its former growth trend.

The market prices for our products are cyclical.

The prices we are able to obtain for our pulp depend on prevailing world prices for market pulp. Worldwide pulp prices have historically been cyclical, and are subject to significant fluctuations over short periods of time due to a number of factors, including:

•	worldwide demand for pulp products;

•	worldwide production capacity;

•	the strategies adopted by major pulp producers; and

•	the availability of substitutes for our products.

All of these factors are beyond our control.

In addition, the price of our main products has fluctuated significantly in the past. For example, the average list price for Bleached Eucalyptus Kraft Market Pulp, or BEKP, increased 9% in 2008, 9% in 2007, 9% in 2006 and 11% in 2005. Significant fluctuations in the price, or demand, for BEKP may make it harder for us to plan accordingly, leaving us exposed to risks associated with excesses or shortages of stock, which in turn may have an adverse effect on our operating margins or on our ability to meet customer orders.

Discounts from list prices are frequently granted by sellers to significant purchasers. The Company has long-term supply contracts with various customers and no assurance can be given that the prices for pulp or paper will stabilize or not decline further in the future, or that demand for the Company’s products will not decline in the future. As a result, no assurance can be given that the Company will be able to operate its production facilities in a profitable manner in the future. The Company’s results of operations would be materially adversely affected if the price of its product were to decline significantly. See also “Item 4B. Business Overview—Market Overview.”

We face significant competition, which may adversely affect our market share.

The pulp industry is highly competitive. In the international pulp markets, we compete with larger competitors that may have greater financial strength, higher production capacities and access to cheaper sources of capital.

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

State laws have in the past tried to restrict the plantation of eucalyptus forests for purposes of pulp production within the state of Espírito Santo. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future with a view to imposing limitations or restrictions on the plantation of eucalyptus in the region where we operate.

On March 13, 2002, the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of our permits and the acquisition of our properties, since we began our operations in Espírito Santo. As the procedures in the investigation were not concluded within the prescribed time period for such type of investigation, the commission was terminated without issuing a final report. The Company is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations. However, we cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause us to incur significant expense and divert management’s attention.

In May 2003, the Human Rights Commission of the Brazilian House of Representatives (Câmara dos Deputados), or House of Representatives Human Rights Commission, created a working group to discuss the alleged violation of economic, social, cultural and environmental rights in the eucalyptus plantations in the state of Espírito Santo. Among other issues, several complaints involving the Company were discussed. Representatives of the Company participated in a public hearing and presented to the House of Representatives Human Rights Commission extensive reports, information, evidence, technical studies and governmental and judicial decisions that demonstrate that the complaints were unjustified. The working group was terminated without issuing a final report. However, the Company cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause the Company to incur significant expense and divert management’s attention.

Unfavorable outcomes in pending litigation may negatively affect the trading price of our shares and ADSs, as well as our financial performance and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our financial condition and results of operations. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgments as to the likelihood of winning these lawsuits. An unfavorable outcome in any of such lawsuits could have a material effect on our financial condition, results of operations and cash flows.

Our principal lawsuits include the following:

Class Action. In November 2008, a securities class action lawsuit was filed against us and certain of our current and former officers and directors in a U.S. federal court, purportedly on behalf of persons who purchased our shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit we are defending. The complaint asserts claims for alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that we misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which we had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.

Environmental Civil Public Suits. In the second quarter of 2007, a number of non-governmental organizations and the Federal Public Prosecution Office of the state of Rio Grande do Sul brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by the Fundação Estadual de Proteção Ambiental, or FEPAM, the Rio Grande do Sul state agency for environmental protection, in issuing environmental licenses for eucalyptus plantations in that state. Injunctive relief (medida liminar) was initially granted, to determine that FEPAM ceases to issue environmental licenses for eucalyptus plantations, and so the responsibility for the issuance of such licenses was transferred to the Instituto Brasileiro de Meio Ambiente, or IBAMA, the Brazilian environmental institute. The injunctive relief was suspended by the Federal Court of the Fourth Region at the request of the Government of Rio Grande do Sul. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to the Company or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

Social Contributions. We are contesting in local federal courts changes in the rates and rules for the calculation of PIS and COFINS determined by Law No. 9,718/98. In November 2001, the Company was granted a favorable judgment. After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and changes to the taxable revenue basis of these social contributions, and decided to pay the accrued amount in installments according to a special installment tax collection program called PAES, enacted by Law No. 10,684/2003. Notwithstanding, due to a judgment issued by the Supremo Tribunal Federal, or the Brazilian Supreme Court, in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted a provisional remedy allowing it not to pay the PAES installments related to such modification. Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes, that have been followed by other administrative and judicial courts, indicating that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Nevertheless, considering a late 2007 pronouncement of the Instituto dos Auditores Independentes do Brasil, or the IBRACON, the Company recognizes a provision with respect to such legal actions which equaled approximately US$75.4 million as of December 31, 2008.

See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our level of indebtedness and related debt service obligations may adversely affect our financial condition and our business.

We currently have a significant level of indebtedness. In 2008, due to a sharp devaluation of the real against the U.S. dollar, we suffered significant losses in connection with certain of our derivative financial instruments. On November 3, 2008, we recorded a total loss of approximately US$2.1 billion related to such instruments. As of December 31, 2008, our total indebtedness, including the payment of obligations under our derivative financial instruments, amounted to US$3,913 million, 90.6% of which represented long-term debt payments.

We renegotiated the terms and conditions of the outstanding payment obligations under our derivative financial instruments and as of May 13, 2009 entered into an Export Prepayment Facility Agreement and Secured Loan, or the Export Prepayment Credit Facility, which requires us to make interest payments based on the London Interbank Offered Rate, or LIBOR, plus a margin that increases over time. An increase in the interest rate associated with our floating-rate debt, particularly the LIBOR, would increased our debt service costs and adversely affect our results of operations and cash flow.

The level of our indebtedness has important consequences to our investors, our business and our operations. For example, it:

•	increases our vulnerability to general adverse economic and industry conditions;

•

requires us to dedicate a substantial portion of our cash flow from operations to payments of our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditure and other general corporate purposes;

•	limits our ability to borrow money to fund future working capital requirements, capital expenditures and other general corporate requirements;

•	limits our flexibility in planning for, or reacting to, changes in our business and the retail industry;

•	makes it more difficult for us to meet our debt service obligations in the event there is a substantial increase in interest rates;

•	restricts our ability to make certain types of investments, pay dividends, or sell all of our assets or merge or consolidate with another company; and

•	places us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we may need to incur additional debt in the future in order to refinance our existing indebtedness, and we cannot assure you that any such refinancing will be available to us, if at all, or that we will be able to obtain favorable financing terms. We may be unable to generate sufficient cash flow to make principal, interest or other debt-related payments under our financing agreements. If we are unable to meet our debt service obligations and if we default under our financing agreements, our lenders could elect to accelerate our indebtedness and related obligations, which would have a material adverse effect on our business, financial condition and results of operations. An event of default under our obligations could also adversely affect our financial condition in light of the cross default provisions in certain of our other credit agreements.

See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 10 to our audited consolidated financial statements.

Any further downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In 2005 and during 2006, the risk rating agencies Moody’s Investor Service, or Moody’s, Standard & Poor’s and Fitch Ratings, or Fitch, both assigned an indicative rating to the Company’s foreign currency debt under foreign law. After the rating agencies’ confirmation, Aracruz became one of the few companies in Brazil confirmed as investment grade in foreign currency debt from three of the most important rating agencies in the world—Moody’s, Standard & Poor’s and Fitch Ratings—thus reducing the Company’s average cost of capital.

During 2007 our rating improved, with Moody’s raising our rating an additional notch to Baa2, which is equivalent to the ratings assigned by Standard & Poor’s and Fitch’s rating BBB.

However, in the second half of 2008, Moodys, S&P and Fitch announced on October 15, October 10 and October 9, respectively, that they had downgraded the foreign currency rating for Aracruz Celulose. The main reason for those announcements was the negative “fair value” of derivative operations disclosed by the Company to the market on September 25 and October 2, 2008. Although these agencies have subsequently revised our ratings and as of the date of this annual report most of those ratings have improved as compared to

October 2008, there is no assurance that our ratings will not be downgraded again in the future. Also, the entity resulting from the VCP–Aracruz Business Combination may be downgraded as a result of the consolidation of our significant indebtedness.

Our financing agreements include extensive covenants, including covenants to maintain financial ratios. Any default arising from a breach of such covenants could have a material adverse effect on us.

We are a party to several financing agreements which require us to maintain certain financial ratios or to comply with other specific covenants. These financial ratios and covenants include:

•	subject to certain exceptions, limitation on capital expenditures by the Company and its subsidiaries;

•	subject to certain exceptions, limitation on incurrence of additional indebtedness;

•	subject to certain exceptions, limitation on prepayment of indebtedness;

•	the maintenance of minimum debt service coverage ratios; and

•	the maintenance of maximum debt to adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA, ratios.

See “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan.”

Any default on the terms of our financing agreements that is not waived by the relevant creditors may result in a decision by such creditors to accelerate the outstanding balance of the relevant debt. This may also result in the enforcement of collateral and accelerate the maturity of debts under other financing agreements due to cross-default provisions. Our assets and cash flow may be insufficient to pay the full outstanding balance under our financing agreements, either upon their scheduled maturity dates or upon any acceleration of payments following an event of default. If such events were to occur, we would be adversely affected. See “Item 5B. Liquidity and Capital Resources—Indebtedness.”

The interests of our controlling shareholder may differ from those of our other shareholders.

VCP directly and indirectly owns 96.5% of our common shares. Accordingly, VCP controls us and has the power to:

•	elect the majority of the members of our Board of Directors and remove them;

•	exercise overall control over our management;

•	set and modify our internal policies and business plan; and

•

decide upon any resolution that requires shareholder approval, including related-party transactions, corporate reorganizations (such as mergers, significant acquisitions and recapitalizations), the sale of all or substantially all our assets and the delisting of our shares and ADSs from the Bovespa and the NYSE, respectively; and declare the amount and timing of any dividend payments.

Our controlling shareholder may have interests that differ from, or may be adverse to, the interests of our other shareholders. We cannot ensure that our controlling shareholder will not exercise the above listed powers, or otherwise act in its own interest as controlling shareholder, in a manner that might conflict with the interests of our other shareholders.

We are dependent on few customers, and the loss of any of them could cause a significant impact on our operations.

Our marketing strategy is to develop long-term relationships with customers that will purchase our products year after year. In 2008, the our three largest customers accounted for approximately 61% of our sales in terms of volume. See “Item 4B. Business Overview—Markets and Customers.” We believe that the loss of any of these customers would have a material adverse effect on our results of operations.

Risks Relating to our Proposed Business Combination with VCP

The ownership percentage of our Preferred Shareholders in the entity resulting from the VCP–Aracruz Business Combination will be less than their current interest in Aracruz.

As a result of the relative value of Aracruz shares and the exchange ratios for our combination with VCP, upon the completion of the VCP–Aracruz Business Combination, our preferred shareholders will have their interest in the entity resulting from the business combination reduced in comparison to the interest that they currently hold in Aracruz.

Our minority shareholders may dispute the applicable exchange ratios for the VCP–Aracruz Business Combination.

Upon the completion of the VCP–Aracruz Business Combination, Aracruz shareholders will receive VCP shares pursuant to the applicable exchange ratios voted by our shareholders. Votorantim Industrial S.A., or VID, in association with BNDESPar, is our ultimate controlling shareholder, and, as such, has the power to vote and approve such exchange ratios both at the relevant VCP shareholders’ meeting and, indirectly, at the Aracruz shareholders’ meeting that will be deliberating the VCP-Aracruz Business Combination. These exchange ratios were analyzed by special independent committees of each of VCP and Aracruz formed in accordance with CVM Practice Bulletin (Parecer de Orientação) No. 35 (see “Item 6A. Directors and Senior Management—Special Independent Committee”). Accordingly, the boards of directors of each of VCP and Aracruz have submitted these exchange ratios to their respective shareholders for approval. Nonetheless, our minority shareholders may dispute such ratios, which could adversely impact the completion of the VCP-Aracruz Business Combination on a timely basis.

The implementation of the VCP–Aracruz Business Combination may face significant challenges.

The implementation of the business combination may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of our management’s attention from the day-to-day management of our operating activities. If our senior management is unable to efficiently conduct the implementation of the VCP–Aracruz Business Combination, Aracruz’s business could suffer. We cannot assure that our management will successfully or cost-effectively implement the business combination.

The implementation of VCP–Aracruz Business Combination is expected to simplify our capital structure, thereby improving the access to capital markets of the entity resulting from the business combination, if approved, and increasing the liquidity of our shareholders’ securities. Even if our management is able to successfully and cost-effectively implement the business combination, access to capital markets and the liquidity of our shareholders’ securities will continue to depend upon, among other things, our future performance, market conditions, investor interest and general economic, political and business conditions both in Brazil and abroad. In addition, our shareholders may still experience a decrease in their ability to sell shares of the combined VCP–Aracruz entity, as compared to their current ability to sell Aracruz shares or ADSs.

The benefits that are expected to be achieved from operating VCP and Aracruz as a combined enterprise may not be achieved.

The VCP–Aracruz Business Combination, if approved, is expected to provide enhanced competitiveness to the entity resulting from such transaction. We believe that the proposed VCP–Aracruz Business Combination will create a basis for the sustainability, growth and continuity of our businesses and activities by generating operating synergies and increasing financing resources for the development of new products and expansion programs. However, the benefits that are expected to be obtained with the operation of Aracruz and VCP as a combined enterprise, which could in turn generate additional operating and financial benefits to this resulting company, may be delayed or not materialize at all.

The entity resulting from the proposed VCP–Aracruz Business Combination may have to cope with a number of concerns, including: (i) difficulties integrating the operations of each company into a single entity; (ii) the challenge of integrating the business culture of the companies; (iii) the departure of members of the senior management of either company; and (iv) litigation in respect of the business combination process. In addition, integrated operations of the combined entity may encounter other obstacles that we cannot predict at this time, and our senior management may be required to devote a considerable amount of time to the integration process and to the resolution of such obstacles, which will decrease the time they will have to manage the business. Further, the entity resulting from the proposed VCP–Aracruz Business Combination, if approved, will be highly leveraged, which may impair its ability to raise new capital or debt to finance its activities and, as a consequence, the results expected to be achieved with this transaction may be jeopardized.

These factors, among others, may cause the entity resulting from the proposed VCP–Aracruz Business Combination to fail to realize the expected operational synergies or deliver the expected gains in operating and financial results. We cannot predict whether the integrated operations of the combined entity will be successful in achieving the benefits we expect will be enjoyed as a result of the business combination.

Our preferred shareholders, including in the form of ADSs, may not have the right to vote or appraisal or tag along rights in connection with the Stock Swap Merger, as described in “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Proposed Upcoming Corporate Restructuring—The Stock Swap Merger.”

We are undergoing a proposed business combination with VCP, which directly and indirectly controls us, according to which it is expected that our shareholders will be required to exchange their Aracruz shares for VCP common shares at a Brazilian Corporate Law stock swap merger (incorporação de ações). Under the Brazilian Corporate Law, any corporate transaction with a view to implementing a business combination, including stock swap mergers, short form mergers (incorporação) and amalgamations (fusão), are subject to voting only by the target common shareholders. Accordingly, holders of our Preferred Shares will not be afforded an opportunity to vote at the shareholders’ meeting that will decide upon the Stock Swap Merger. Such limitation on voting rights may adversely affect the trading price of our shares and our American Depositary Receipts, or ADRs, or prevent our preferred shareholders from blocking the business combination or negotiating terms that are more favorable to them for this transaction.

Also, under the Brazilian Corporate Law, shares that are dispersed and liquid do not entitle their holders to appraisal rights that would otherwise be available to dissenters of other business combination. Our Preferred Shares, including in the form of ADSs, meet this dispersion and liquidity criteria of the Brazilian Corporate Law and, therefore, do not have appraisal rights in connection with the Stock Swap Merger. See “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Proposed Upcoming Corporate Restructuring—The Stock Swap Merger.”

In addition, under the Brazilian Corporate Law, common shares owned by minority shareholders entitle their holders to a tag along right that requires the buyer of a controlling stake in a Brazilian publicly-held corporation to launch a change of control mandatory tender offer to buy the common shares held by such minority shareholders pursuant to the same terms, and for a price equal to at least 80% of the price, applicable to the relevant purchase and sale of control transaction. This change of control tag along right is not applicable to preferred shares, including in the form of ADSs, of Brazilian publicly-held corporations.

The VCP–Aracruz shares that our shareholders will receive as a result of the Stock Swap Merger represent an investment in a different business from that in which our shareholders had originally invested.

Our shareholders will receive VCP common shares in exchange for their Aracruz shares in the Stock Swap Merger. Because VCP owns, directly and indirectly, 96.5% of our outstanding common shares and current members of our and VCP’s board of directors have been elected by the same ultimate controlling shareholder, VID, our business operations should start to begin being integrated with VCP’s business operations. Although VCP operates in the same business segment that we do, owning an interest in an entity that combines VCP and Aracruz represents an investment in a different business enterprise with different management than that of an investment in Aracruz. This is because VCP is a different company with different priorities, management styles and corporate culture than our own and is subject to different risks and potential liabilities than those to which we are subject.

While it is expected that shares of the new combined entity will be listed on the Bovespa’s Novo Mercado listing segment, there can be no assurance that such listing will occur in a timely fashion, if at all.

The listing of the new combined entity’s shares on the Bovespa’s Novo Mercado listing segment is expected to occur sometime after the consummation of the VCP–Aracruz Business Combination. However, there can be no assurance as to when such listing will occur in a timely fashion, if at all. Delays to complete such Novo Mercado listing may occur for a number of reasons, including the impossibility of the combined entity to meet the corporate governance standards of the Bovespa’s Novo Mercado listing segment or our controlling shareholder’s decision to abandon the listing application altogether. Delays or failure to list on the Bovespa’s Novo Mercado may adversely affect the trading price of shares of the combined entity’s shares and prevent shareholders from enjoying the enhanced corporate governance standards of the Bovespa’s Novo Mercado listing segment.

The market price of Aracruz Preferred Shares is uncertain.

The exchange ratio set for the stock swap is fixed and there is no mechanism to adjust the exchange ratio in the event the market price of the Aracruz Preferred Shares declines. The trading market for Aracruz Preferred Shares may be impaired or disrupted as a result of the business combination. As a result, until the business combination is complete and investors receive VCP shares or VCP ADSs as a result of the Stock Swap Merger, the liquidity and price of Aracruz Preferred Shares and ADSs may decline and their volatility may increase.

If regulatory agencies impose conditions on the approval of the business combination, its anticipated benefits could be diminished.

If regulators were to impose any requirements for the deal’s approval and we or VCP fail or have difficulties complying with such requirements, the benefits of the VCP–Aracruz Business Combination could be delayed, possibly for a significant period of time after shareholder approval for the transaction has been obtained. In addition, if governmental agencies conditioned their approval upon our or VCP’s compliance with conditions affecting the deal’s terms, Aracruz’s operating results or the value of the Aracruz shares could be adversely affected.

The Conselho Administrativo de Defesa Econômica, or CADE, the Brazilian antitrust authority, is reviewing the business combination and has the authority to require VCP to dispose of assets or adopt other restrictive measures with a view to protecting competition. If VCP were required to dispose of assets or adopt any such restrictive measures following the completion of the transaction, the share price of the new combined entity or the competitive gains expected to be achieved with the transaction could be adversely affected.

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from a business combination.

There is no specific legislation, nor administrative or judicial precedent regarding the income tax consequences to investors resulting from a business combination. Based on the opinion of its external tax advisors, Aracruz believes that there are reasonable legal grounds to sustain that the receipt (resulting from the business combination) by a non-Brazilian holder of ADSs or by a U.S. person of shares that are registered as a foreign portfolio investment under Resolution 2,689 or are registered as a foreign direct investment under Law No. 4,131/62 would not be subject to income tax pursuant to Brazilian tax law. However, this position may not prevail, in which case VCP would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders who reside abroad. While such shareholders would not be directly liable to Brazilian tax authorities, VCP would be entitled to reimbursements from them.

The taxable basis for capital gains arising from a disposition of Aracruz shares, registered as a direct foreign investment in Brazil, is uncertain.

There is uncertainty concerning the currency to be used for the purposes of calculating the cost of acquisition of shares registered with the Central Bank as a direct investment. Even though a recent precedent of a Brazilian administrative court supports the view that capital gains should be based on the positive difference between the cost of acquisition of the shares in the applicable foreign currency and the value of disposition of those shares in the same foreign currency, tax authorities are not bound by such precedents.

ITEM 4.	INFORMATION ON ARACRUZ

A.	History and Development of Aracruz

Overview

We conduct our operations under our legal and commercial name, Aracruz Celulose S.A. We are a publicly-held corporation (sociedade anônima), with unlimited duration, organized under the laws of the Federative Republic of Brazil. As a Brazilian corporation, we operate under the provisions of the Brazilian Corporate Law. Our headquarters and main operating unit are located at Rodovia Aracruz – Barra do Riacho, Kilometer 25, Municipality of Aracruz, state of Espírito Santo, Brazil, and its telephone number is 55-27-3270-2122. Our principal office is located at Av. Brigadeiro Faria Lima, 2277, 4th floor, 01452-000, City of São Paulo, state of São Paulo, Brazil, and our telephone number is 55-11-3301-4111. Our agent for service of process in the United States with respect to the deposit agreement for our ADSs is Greenberg Traurig, LLP, 200 Park Avenue, New York, NY 10166. We maintain an Internet website at www.aracruz.com.br. Information contained on our website is not part of, or incorporated by reference into, this annual report.

In December 1999, we moved our headquarters from Rio de Janeiro to the Municipality of Aracruz, in the Brazilian coastal state of Espírito Santo, where part of the Company’s production facilities is located. In 2005, we moved our executive offices from Rio de Janeiro to São Paulo, where we maintain our financing, administrative and trading activities.

Our Operations Commence at the Barra do Riacho Unit

Aracruz Florestal S.A., or AFSA, our predecessor, was incorporated in 1967, for an unlimited duration, to plant eucalyptus forests. In 1972, Aracruz was incorporated with AFSA, becoming a subsidiary of Aracruz. On July 20, 1993, AFSA was merged into Aracruz.

We commenced pulp production operations in September 1978 at what today is our Barra do Riacho Unit. We initiated our operations using a single production line, or Fiberline A, having at the time a nominal production capacity (i.e., the production capacity for which the mill was designed) of approximately 400,000 tons of pulp per year. In early 1991, we completed an expansion plan named the 1991 Expansion Project. The 1991 Expansion Project provided us with a second production line, or Fiberline B. This increased the nominal capacity of the Barra do Riacho Unit to approximately 1,025,000 tons per year. In 1994, we increased our effective production capacity to 1,070,000 tons through system upgrades and productivity gains. From October 1995 to December 1998, we implemented the Modernization Project, which increased Barra do Riacho Unit’s nominal capacity to 1,240,000 tons per year, as well as increased our production efficiency.

In June 2000, our Board of Directors approved another expansion of the nominal production capacity of the Barra do Riacho Unit by 700,000 tons per year with a project named Fiberline C Expansion Project. The Fiberline C Expansion Project involved the addition of a new pulp line and certain other modifications to existing equipment at the Barra do Riacho Unit in order to further improve our cost-effectiveness. Construction began in the second semester of 2000, and the plant began operations at the end of May 2002, reaching full capacity in 2003. The production volume resulting from the Fiberline C Expansion Project required an increase in the Company’s forest base of approximately 65,200 hectares of eucalyptus plantations. To meet this demand, the Company acquired Terra Plana Agropecuária Ltda. in June 2000, with assets comprised of 19,000 hectares of adequate land for planting eucalyptus trees. With a view to supplying wood for the Fiberline C Expansion Project, from July 2000 through December 31, 2001, the Company acquired approximately 44,000 additional hectares of land in a number of separate transactions. Additionally, in September 2002, Bahia Sul Celulose S.A. (currently named Suzano Papel e Celulose S.A.) and the Company signed, jointly with Companhia Vale do Rio Doce (currently named Vale S.A.) and its wholly owned subsidiary, Florestas Rio Doce S/A, a contract for the acquisition of equal stakes by Bahia Sul and the Company of forest assets comprising approximately 40,000 hectares of lands and eucalyptus-planted forests.

In December 2005, our Board of Directors approved another investment at the Barra do Riacho Unit known as Barra do Riacho Unit Optimization. The project was intended to improve the technology and performance of the pulp production process, introducing flexibility to adapt the pulp to different market requirements. These improvements were made by modifying and/or replacing equipment at Fiberlines A, B and C, leading to a sustainable increase in nominal capacity of 200,000 tons/year. The Barra do Riacho Unit achieved a nominal production capacity of 2,300,000 tons in 2008.

In 2008, the plant investment was US$220 million. However, significant capital expenditures for this project are currently on hold in light of covenants to which we are subject under our financing agreements and the recent global economic crisis that had reduced demand for our products.

See “—Business Overview—Property, Plant and Equipment—Barra do Riacho Unit” and “—Business Overview—History of our Principal Investing Activities—Barra do Riacho Unit Optimization Project.”

Acquisition of Portocel: Barra do Riacho’s Port Terminal

As of January 1985, we own 51% of Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, the company that operates the port terminal of Barra do Riacho. The remaining 49% of Portocel is owned by Celulose Nipo-Brasileira S.A – CENIBRA, or Cenibra, another pulp manufacturer and one of our competitors. From the privatization of the port terminal in 1985 until May 31, 2008, Portocel increased its storage capacity from 45,000 tons to 222,000 tons.

Acquisition of Veracel

On October 10, 2000, we acquired a 45% stake in Veracel Celulose S.A., or Veracel, a joint venture to grow eucalyptus trees on plantations and to build a pulp mill. In connection with the acquisition of the 45% equity participation in Veracel, on October 10, 2000, we, Stora Enso OYJ, or Stora Enso, and Odebrecht, together known as the Veracel Shareholders, and Veracel entered into a shareholders’ agreement, or the Veracel Shareholders’ Agreement, which set forth, among other things, certain agreements among the parties with respect to the management and operation of Veracel and the transfer of the common shares of Veracel.

On January 31, 2003, the Company acquired an additional 5% stake in Veracel, bringing its total stake to 50%. The remaining 50% interest in Veracel is owned by Stora Enso. In connection with the further acquisition by us and by Stora Enso, on an equal basis, of the stake then held by Odebrecht in Veracel on January 31, 2003, the Veracel Shareholders’ Agreement was amended. The amended Veracel Shareholders’ Agreement has a term of 20 years from its date and can be automatically extended for successive 20-year terms thereafter unless notice to the contrary is given by any party to the Agreement. The Veracel Shareholders’ Agreement shall terminate automatically if the ownership by any of the Veracel Shareholders of common shares of Veracel exceeds 50%. The Veracel Shareholders’ Agreement provides that Veracel shall at all times during its term have a board of directors comprised of six members, of which (i) three shall be elected from individuals appointed by Stora Enso and (ii) three shall be elected from individuals appointed by us. The directors elected by us (acting jointly) and the directors elected by Stora Enso (acting jointly) shall each have the right, without any action by any other directors, to request the removal of any incumbent officer of Veracel. Either of the Veracel Shareholders may transfer its common shares of Veracel to an affiliate, subject to certain limitations. The Veracel Shareholders’ Agreement also requires that each person or entity who acquires shares of Veracel pursuant to the provisions thereof become a party to such agreement. The Veracel Shareholders’ Agreement provides that, under certain circumstances, the Veracel Shareholders may be required to make capital contributions to Veracel, on a pro rata basis. The Veracel Shareholders’ Agreement also provides that, so long as either we or any of our subsidiaries is a shareholder of Veracel, we shall not acquire (or caused to be acquired) any interest in real property in the core area of Veracel. The same covenant applies to Veracel with respect to real property in our core area.

The Veracel Shareholders’ Agreement provides further that, if any of the shareholders fails to comply with any of its obligations regarding Veracel’s funding needs in connection with the Investment Plan and Capital Contributions, the other shareholder shall have the right to require the defaulting shareholder to transfer all (but not less than all) of its shares to the other shareholder at a discounted market value calculated according to the provisions of the Veracel Shareholders’ Agreement.

Veracel grows eucalyptus on plantations in the state of Bahia, which has diversified the sources of the Company’s supply of wood for the Barra do Riacho Unit. This equity investment in Veracel achieved two objectives:

•	a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit’s operation; and

•	provided us with the opportunity to expand our business in the future from an operational base in Bahia that could potentially replicate our accomplishments in the state of Espírito Santo.

In May 2003, the Company and its joint venture partner decided to invest an additional US$940 million in Veracel to build a 900,000-ton capacity mill, or the Veracel Mill, for the production of BEKP in the state of Bahia. Construction of the Veracel Mill started in mid-2003, and operations were begun in May 2005. A total of US$1.30 billion was budgeted for this project.

The Veracel Mill, from the cornerstone to the start-up of operations at the beginning of May 2005, took 22 months to be completed. On November 6, 2005, the Veracel Mill officially reached its design capacity. The so-called “learning curve phase” was considered completed after the mill had produced, for 30 consecutive days, an average output of 2,543 tons per day. This was achieved 174 days after the mill’s start-up. The quality curve had already been achieved in June 2005 when a level of over 97% of prime grade product had been continuously recorded for a period of 30 days. Both represent significant accomplishments in the industry for a greenfield pulp mill and are two major achievements in the successful development of the Veracel Mill. The first full year of operation was 2006, with pulp production at a total of 975,150 metric tons, 8% above the annual nominal capacity of 900,000 metric tons, with 468,348 tons being purchased by the Company. In 2007, Veracel pulp production achieved 1,051,376 metric tons, 8% above the 2006 production and 16% above Veracel’s nominal capacity. In 2008, Veracel’s pulp production achieved 1,099,330 metric tons, 5% above the 2007 production and 22% above Veracel’s nominal capacity. The output of the plant has historically been sold mainly to Veracel’s controlling shareholders in proportion to their shareholdings (50% each).

The Veracel Mill has one of the world’s lowest production cost for bleached eucalyptus market pulp, due to its modern equipment, low average forestry operations radius (50 Km) and high forest productivity, and is one of the largest single-line pulp production facilities of its type in the world. The project makes use of modern equipment, control systems and processes to preserve the quality of the environment.

Because of its distant location from large urban centers, Veracel Mill contributed to the creation of jobs and income in a region where there are currently few job opportunities.

Guaíba Unit

On May 30, 2003, the Company acquired all of the capital stock of Riocell S.A., or Riocell, a major producer of BEKP, from Klabin S.A. for a purchase price of US$567 million. Riocell owned and operated a BEKP pulp mill, or Riocell Mill, with a capacity of approximately 400,000 tons per year and owned approximately 40,000 hectares of eucalyptus plantations in the state of Rio Grande do Sul. On January 7, 2004, Riocell was merged into the Company and the Riocell Mill and related forestry assets are now operated as the Company’s Guaíba Unit. On September 15, 2004, the Company announced the Guaíba Unit Optimization Project. The systems involved in the modernization of the Guaíba Unit went into operation in November 2005. The Optimization Project provided for an additional production of 30,000 tons in 2006, bringing the Guaíba Unit’s nominal capacity to 430,000 tons/year. In June 2006, the Company announced that preliminary studies had been completed regarding the feasibility of the future expansion of the production capacity at its Guaíba Unit by 1.3 million tons/year, which would raise the mill’s total capacity to approximately 1.8 million tons/year some time between 2010 and 2015. In June 2007, the environmental impact study was completed and in March 2008, the preliminary environmental license concerning the expansion of the production capacity of the Guaíba Unit to 1.8 million tons/year was issued. Because of adverse market conditions, in October 2008 we announced a temporary suspension of the Guaíba Unit Expansion Project for an one-year period. Subsequent to the October 2008 announcement, in January 2009 we announced that the Guaíba Unit Expansion Project would be resumed only in the first half of 2011, assuming we meet certain other criteria set forth in the Export Prepayment Credit Facility.

Acquisition of Aracruz Riograndense (Boise Cascade)

With a view to acquiring the assets owned by Boise Cascade do Brasil Ltda., currently known as Aracruz Riograndense Ltda., or Aracruz Riograndense, on July 1, 2008, the Company bought shares of Aracruz Riograndense for US$47 million. The assets of the company, which industrial activities had been discontinued, comprised land with forestry, of which 10.2 thousand hectares was planted with eucalyptus, and included buildings, equipment and an industrial plant.

Our objective in acquiring Aracruz Riograndense was to fulfill the demand for expansion of the Company’s forestry base in connection with the Guaíba Unit Expansion Project.

Acquisition of APM

As part of our strategy of diversification into other forest product businesses, we established a joint venture with the Gutchess International group of the United States in 1997 to create a new company, Tecflor Industrial S.A., for the production of solid wood products. In 1998, we acquired all ownership interests of Gutchess International Inc. in Tecflor Industrial S.A., now called Aracruz Produtos de Madeira S.A., or APM, which then became our wholly-owned subsidiary.

Having consolidated the production process and trained its workforce during the preceding two years, in 2001 APM sought to expand the presence of its Lyptus® brand of high-quality sawn wood in domestic and international markets while ensuring that its quality standards were maintained. In 2001, APM established a commercial partnership with the U.S.-based Weyerhaeuser Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus® in the North American markets. In October 2004, we sold two thirds of our shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of US$18.6 million. We currently own one third of the shares in APM and have certain voting rights as set forth in the APM shareholders’ agreement.

APM manufactures and markets Lyptus® using eucalyptus trees, computer-optimized sawing technology and advanced drying and finishing processes.

VCP’s Acquisition of our Control and Proposed Upcoming Corporate Restructuring

In early 2009, our control was, directly and indirectly, acquired by VCP, one of the members of our former controlling shareholder group. VCP is a Brazilian publicly-held corporation and one of the main Brazilian pulp and paper companies. It is controlled by VID in association with BNDESPar. VID is a holding company of the Votorantim Group, an industrial and financial conglomerate controlled by the Ermírio de Moraes Family. As a result of the transfer of our control to VCP, we expect to effect a business combination transaction, or the VCP–Aracruz Business Combination, that is expected to involve: (1) a mandatory tender offer launched by VCP for our common shares, or Mandatory Tender Offer, (2) a proposed recapitalization which, if approved, will cause the conversion of our Preferred Shares into Aracruz common shares, or Aracruz Conversion, and (3) a proposed corporate restructuring transaction under the Brazilian Corporate Law known as a stock swap merger (incorporação de ações) according to which, subject to a favorable vote of a majority of the common shareholders of VCP and Aracruz at separate shareholders’ meetings of each company, our shares will be exchanged for VCP shares and the Company will become a wholly-owned subsidiary of VCP, or Stock Swap Merger. The three steps of the VCP–Aracruz Business Combination, although planned to take place in the order above, are not dependent on each other.

Set forth below is a diagram that illustrates the Aracruz Conversion and the Stock Swap Merger.

Proposed Aracruz Conversion and Stock Swap Merger

*	The existence of a single class of VCP shares comprised exclusively of common voting shares assumes the consummation of VCP’s recapitalization approved by its shareholders on May 30, 2009, which resulted in the conversion of all of VCP’s preferred shares into VCP common shares at the ratio of 0.91 VCP common share for each and every one of VCP’s preferred shares, or VCP Conversion.

The Aracruz–VCP Business Combination is being conducted pursuant to Brazilian Corporation Law. It involves securities of Brazilian corporations and is subject to disclosure requirements that are different from those of the United States. It is expected that each of the steps of the Aracruz-VCP Business Combination will be conducted pursuant to exemptions from registration provided under the Securities Act, or registered under the Securities Act. No offers of securities or offers to buy securities may, or will, be conducted by the Company absent registration or an exemption from registration.

In addition, the new Aracruz common shares that will be distributed to holders of our Preferred Shares in connection with the Aracruz Conversion, if approved, and the new VCP common shares that will be distributed to our shareholders in connection with the Stock Swap Merger, if approved, have not yet been registered with the Securities and Exchange Commission, or SEC. Aracruz and VCP intend to (1) register with the SEC under the Securities Exchange Act the new Aracruz common shares and VCP common shares resulting from the Aracruz Conversion and the Stock Swap Merger, respectively, in either case if approved and (2) file listing applications with the NYSE for the new Aracruz ADSs and VCP ADSs that will be distributed to holders of Aracruz ADSs in connection with the Aracruz Conversion and the Stock Swap Merger, respectively, in either case if approved. Neither Aracruz nor VCP or any of their affiliates are asking you to send them a proxy, and you are requested not to send a proxy to Aracruz, VCP or any of their affiliates.

The Mandatory Tender Offer

The Mandatory Tender Offer is only for Aracruz common shares, which are not securities (i) that are registered, or subject to registration, with the SEC or (ii) that underlie the Aracruz ADSs. Therefore, the Mandatory Tender Offer is not being made in the United States or to holders of the Aracruz ADSs; neither does it seek to buy securities that are registered, or subject to registration, with the SEC. The Mandatory Tender Offer may not, and will not, be made by the Company absent registration or an exemption from registration. The Mandatory Tender Offer involves securities of a Brazilian corporation and is being conducted in Brazil only, pursuant to the Brazilian Corporate Law, and is subject to disclosure requirements that are different from those of the United States.

Under the Brazilian Corporate Law, every time there is a change of control of a corporation the acquirer of control must launch a change of control mandatory tender offer (oferta pública para aquisição de ações decorrente de alienação de controle) to acquire all of the remaining common shares held by the target’s other common shareholders. Such change of control mandatory tender offer must (i) provide for the payment of at least 80% of the amount paid by the acquirer of the target’s controlling stake for the common shares of the target’s former controlling shareholder(s) and (ii) extend to its offerees the same other transaction conditions offered to the target’s former controlling shareholder(s) in connection with the sale of their controlling stakes in the target.

During 2009, VCP, one of the members of our former controlling shareholder group, acquired sole control of our Company by purchasing two 28% stakes in our common shares, each held by certain of our former controlling shareholders: (i) Arapar S.A. and São Teófilo Representações e Participações S.A. (investment vehicles owned by the Lorentzen, Moreira Salles and Almeida Braga families) and (ii) Arainvest Participações S/A (an investment vehicle owned by the Safra family). Together with these two 28% stakes in our common shares and a 28% stake previously owned by VCP, VCP became our new controlling shareholder with approximately 84% of our common shares. These acquisitions triggered an obligation under the Brazilian Corporate Law for VCP to launch the Mandatory Tender Offer.

Therefore, on May 29, 2009 VCP obtained registration from the CVM to launch the Mandatory Tender Offer with a view to acquiring any and all of the issued and outstanding Aracruz common shares owned by our other common shareholders for a price of R$17.0031 per common share (equivalent to US$8.6179, as translated at an exchange rate of R$1.9730 per US$1.00, the official foreign exchange rate for May 29, 2009 as published by the Central Bank), which amount corresponds to 80% of the purchase price paid by VCP to our former controlling shareholders to purchase their 28% stakes in our common shares. The Mandatory Tender Offer is scheduled to occur on July 1, 2009 on the exchange of the Bovespa and is being conducted only in Brazil.

After further acquisitions of the Company’s common shares by VCP through May 29, 2009, only about 3.5% of our issued and outstanding common shares were owned as of that date by Aracruz common shareholders other than VCP, and will, therefore, be the object securities of the Mandatory Tender Offer.

The Conversion

The Aracruz Conversion is being conducted pursuant to exemptions from registration provided under the Securities Act. The Aracruz common shares that will be issued to holders of the Company’s Preferred Shares if the Aracruz Conversion is approved have not yet been registered with the SEC. No offers of securities or offers to buy securities may, or will, be made by the Company absent registration or an exemption from registration. The Aracruz Conversion is being conducted pursuant to the Brazilian Corporate Law, involves securities of a Brazilian corporation and is subject to disclosure requirements that are different from those of the United States. Although the Aracruz Conversion is not being registered with the SEC, the Company will seek to (1) register the new common shares of the Company that will be issued as a result of the Aracruz Conversion, if approved, with the SEC under the Securities Exchange Act and (2) file a listing application with the NYSE for the new Aracruz ADSs that will be distributed to holders of Aracruz ADSs in connection with the Aracruz Conversion.

Overview

On May 30, 2009, the common shareholders of the Company convened at an Extraordinary General Shareholders’ Meeting and voted to approve a recapitalization of the Company consisting of the conversion of the Company’s Class A Preferred and Class B Preferred Shares into common shares of the Company at the ratio of 0.91 common share for each and every one of the Company’s Class A Preferred and Class B Preferred Shares. Pursuant to the Brazilian Corporate Law, corporate transactions that alter the features of a company’s class of shares, including the Aracruz Conversion, must be approved by the Company’s common shareholders and ratified by holders of a majority of the issued and outstanding class of the affected stock, voting as separate classes.

The Class A Preferred and Class B Preferred Shareholders of the Company were invited, on first call, to convene at a Special General Shareholders’ Meetings of Preferred Shareholders of the Company scheduled for May 30, 2009, or the May 30 Special Meetings, to deliberate on the Aracruz Conversion. However, the required quorum under the Brazilian Corporate Law to convene the May 30 Special Meetings was not obtained.

As a result, on June 19, 2009 the Company published a second call for Special General Meetings of Preferred Shareholders of the Company to be held on July 10, 2009, or the Special General Meetings, in order to submit the Aracruz Conversion to the approval of holders of the Company’s Class A Preferred and Class B Preferred Shares.

Although the common shareholders of the Company have already voted in favor of the Aracruz Conversion at the May 30, 2009 Extraordinary General Shareholders’ Meeting, their resolution does not by itself have the power, under the Brazilian Corporate Law, to convert the Company’s Class A Preferred or Class B Preferred Shares into Aracruz common shares. In order for the Class A Preferred and Class B Preferred Shares of the Company to be converted into Aracruz common shares, both the Class A Preferred and B Preferred Shareholders must approve the Aracruz Conversion at the Special General Meetings voting as separate classes. If only one of the classes of the Company’s Preferred Stock approves the Aracruz Conversion, that class will not be converted into Aracruz common shares unless the other class of the Company’s Preferred Stock also approves this transaction.

If the Aracruz Conversion is not ratified by the Company’s preferred shareholders at the Special General Meetings, VCP, which directly and indirectly controls us, may evaluate alternative methods of effecting the VCP–Aracruz Business Combination, if at all.

Set forth below is a diagram that illustrates the effect of the Aracruz Conversion, if approved and consummated, to our capital structure.

Proposed Aracruz Conversion(1)(2)

(1)	Estimated based on shareholdings as of May 29, 2009.
(2)	This chart assumes the acquisition by VCP through the Mandatory Tender Offer of the remaining 3.5% of our common shares. Percentages in this chart are estimates and are for illustrative purposes only. Actual percentages will depend upon, among other factors, the percentage of shareholders exercising appraisal rights.

Appraisal Rights

Preferred shareholders of the Company who do not vote in favor of the Aracruz Conversion, including those who abstain from voting at the Special General Meetings or fail to provide voting instructions to the Depositary, may exercise appraisal rights pursuant to the Brazilian Corporate Law. The appraisal rights price in respect of the Aracruz Conversion will be R$0.92 per Class A Preferred or Class B Preferred Share of the Company.

Under the Brazilian Corporate Law, even if the Aracruz Conversion is approved at the Special General Meetings, the Company’s management may call another Extraordinary General Shareholders’ Meeting following the Special General Meetings to submit to the vote of the Company’s common shareholders a proposal to reconsider and, as the case may be, cancel the Aracruz Conversion if, at the discretion of the Company’s management, the amount that would have to be paid by the Company in respect of appraisal rights could, in the opinion of the Company’s management, jeopardize the Company’s financial situation.

The Stock Swap Merger

The Stock Swap Merger is being conducted pursuant to the Brazilian Corporate Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. It is expected that the Stock Swap Merger will be conducted pursuant to exemptions from registration provided under the Securities Act. No offers of securities or offers to buy securities may, or will, be conducted by the Company absent registration or an exemption from registration. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the Stock Swap Merger, if approved, have not yet been registered with the SEC. VCP intends to (1) register with the SEC under the Securities Exchange Act the new VCP common shares resulting from the Stock Swap Merger, if approved, and (2) file a listing application with the NYSE for the new VCP ADSs that will be distributed to holders of Aracruz ADSs in connection with the Stock Swap Merger. Neither Aracruz nor VCP are asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any affiliate of either of those companies.

Overview

After the Special General Meetings for the Aracruz Conversion, independently of whether the Aracruz Conversion is approved or not, and as part of the VCP-Aracruz Business Combination, our management and VCP’s management intend to call an Extraordinary General Shareholders’ Meeting of each company to vote upon a business combination under the Brazilian Corporate Law known as a stock swap merger (incorporação de ações). Pursuant to the Stock Swap Merger, subject to the approval of both companies’ common shareholders, all the issued and outstanding Aracruz shares not held by VCP will be exchanged for VCP common shares (assuming the consummation of the VCP Conversion).

As in most corporate actions submitted to a vote of a corporation’s shareholders, under the Brazilian Corporate Law the preferred shares of either the acquirer or the target of a stock swap merger, including the Stock Swap Merger, do not have voting rights in connection with this corporate action.

The Stock Swap Merger is not an exchange offer, since, if the transaction is approved, Aracruz shareholders will not have the option to hold on to their Aracruz shares. If the Stock Swap Merger is approved, the Aracruz shareholders will either agree to have their Aracruz shares exchanged for VCP common shares (assuming the VCP Conversion is consummated) or exercise appraisal rights, to the extent available, as further explained below.

If the Stock Swap Merger is approved, VCP’s capital structure will be changed. Set forth below is a diagram that illustrates the effect of the Stock Swap Merger, if approved and consummated, to the capital structure of VCP.

Proposed Stock Swap Merger (1)(2)(3)

(1)	Ownership interests in VCP assume the consummation of the VCP Conversion with VCP shareholdings as of May 29, 2009.
(2)	Ownership interests in Aracruz assume the approval and consummation of the Aracruz Conversion with shareholdings as of May 29, 2009.
(3)	Amounts of shareholders’ equity participation will depend on various factors, including the exercise of appraisal rights.

Exchange Ratio

The exchange ratio for the Stock Swap Merger is 0.1347 VCP common share (assuming the VCP Conversion is consummated) for each Aracruz common share (assuming the Aracruz Conversion is approved and consummated). If the Aracruz Conversion is not approved or consummated, the structure of the Stock Swap Merger could be altered (if not cancelled) to provide for the exchange each class of the Company’s stock (common, Class A Preferred and Class B Preferred) for shares of VCP. If this were to occur, the 0.1347 Stock Swap Merger exchange ratio would be adjusted, so that a new ratio to exchange Aracruz Preferred Shares for VCP common shares (assuming the VCP Conversion is consummated) would take into account the effect of the application of the Aracruz Conversion exchange ratio of 0.91 Aracruz common share for each and every one of Aracruz’s preferred shares, which effect would have resulted had the Aracruz Conversion been approved and consummated.

It is expected that, if the VCP–Aracruz Business Combination is consummated, our shareholders will have their interest in the entity resulting from the business combination reduced in comparison to the interest they currently hold in our Company. See “Item 3D. Risk Factors—Risks Related to our Proposed Business Combination with VCP—The ownership percentage of our Preferred Shareholders in the entity resulting from the VCP–Aracruz Business Combination will be less than their current interest in Aracruz.”

Special Independent Committees

In 2008, the CVM approved Practice Bulletin (Parecer de Orientação) No. 35 which provided certain guidelines to management of controlling and controlled companies in the negotiation of business combinations, including negotiations of stock swap mergers, involving those companies. CVM Practice Bulletin No. 35 sets forth some procedures that, without the exclusion of others, might serve to contribute to the protection of the target’s minority shareholders in business combinations, including stock swap mergers. One such procedure is for each affiliated company involved in a merger to establish certain special independent committees, or Special Independent Committees, comprised, entirely or in part, of independent members who will help negotiate the transaction and make recommendations to the boards of directors of each company.

In connection with the Stock Swap Merger, VCP and Aracruz formed such Special Independent Committees comprised entirely of independent members (see “Item 6A. Directors and Senior Management—Special Independent Committee”) which analyzed the exchange ratios in respect of the Stock Swap Merger.

The Aracruz Special Independent Committee and the VCP Special Independent Committee prepared reports on the terms of the Stock Swap Merger, including its related exchange ratio, that were submitted to the boards of directors of each company. As a result, on June 1, 2009, separate meetings of the boards of directors of Aracruz and VCP were convened to analyze the recommendations made by the Special Independent Committees of each company with respect to the Stock Swap Merger.

After (i) having been made aware of the discussions between the Aracruz Special Independent Committee and the VCP Special Independent Committee, (ii) having examined the reports submitted by those committees; and (iii) having discussed the conclusions of those committees among themselves, the boards of directors of Aracruz and VCP unanimously decided to set the exchange ratio for the Stock Swap Merger at 0.1347 VCP common share for each and every one of Aracruz’s common shares.

The unanimous decisions of each of the boards of directors of Aracruz and VCP were essentially based upon the following:

•

the VCP Special Independent Committee considered an exchange ratio ranging between 0.0924 and 0.1347 VCP common share for each and every one of Aracruz’s common shares to be appropriate, while the Aracruz Special Independent Committee proposed an exchange ratio ranging between 0.1342 and 0.1473 VCP common share for each and every one Aracruz’s common shares;

•

given the proposed exchange ratios stated above, the Special Independent Committees of each company agreed on an exchange ratio between 0.1342 and 0.1347 VCP common share for each and every one of Aracruz’s common shares;

•

in its report, the Aracruz Special Independent Committee suggested that, within the range it considered acceptable, the exchange ratio should be fixed at 0.1384 VCP common share for each and every one of Aracruz’s common shares; and

•	however, the suggestion of the Aracruz Special Independent Committee stated above was not within the acceptable range set by the VCP Special Independent Committee.

Considering the rationales presented, and acceptable exchange ratio ranges recommended, by the Special Independent Committees of each company, the boards of directors of VCP and Aracruz agreed to set an exchange ratio as high as possible within the range suggested by the Aracruz Special Independent Committee but, at the same time, within the limits set by the VCP Special Independent Committee. Therefore, the directors of VCP and Aracruz decided to submit for approval of the General Shareholders’ Meetings of each company the exchange ratio for the Stock Swap Merger at 0.1347 VCP common share for each and every one of Aracruz’s common share, since this exchange ratio complied with the recommendations of the Special Independent Committees of both companies.

Nevertheless, in connection with conversions and stock swap mergers, Brazilian Corporate Law does not (1) establish any specific minimum or maximum exchange ratio, (2) require that the boards of directors of any of the involved companies formally determine that the terms of those transaction as a whole are “fair,” either procedurally or financially, to its non-controlling shareholders, (3) require the formation of any special independent committee or otherwise that the involved companies alter their corporate governance rules or (4) impose any prohibition or limitation on the voting rights of controlling shareholders.

In addition, while the Special Independent Committees were appointed in compliance with one of the procedures recommended by CVM Practice Bulletin No. 35 and took an active role in assisting in the negotiation of the financial terms of the Stock Swap Merger and advising the Boards of Directors of VCP and Aracruz, U.S. holders of Aracruz shares and ADS holders should bear in mind that the role of these Special Independent Committees differs in certain respects from that of a traditional special committee appointed by a U.S. company in connection with a transaction similar to the Stock Swap Merger. In particular, while the Special Independent Committees were involved in the process of establishing the Stock Swap Merger exchange ratio, they did not, however, determine such ratios.

Quorum

Under the Brazilian Corporate Law, quorum to convene an Extraordinary General Shareholders’ Meeting of VCP to deliberate on the Stock Swap Merger is at least 25% of the issued and outstanding VCP common shares. A favorable vote of the majority of VCP common shareholders present at a duly convened Extraordinary General Shareholders’ Meeting to decide on the Stock Swap Merger will approve this corporate action. It is expected that the Stock Swap Merger would be approved at an Extraordinary General Shareholders’ Meeting of VCP, as VID owns all of the issued and outstanding common shares of VCP and has indicated to VCP that it would vote in favor of the Stock Swap Merger.

Under the Brazilian Corporate Law, quorum to convene an Extraordinary General Shareholders’ Meeting of Aracruz to deliberate on the Stock Swap Merger and approve this corporate action is at least 50% of the issued and outstanding Aracruz common shares. Assuming the Aracruz Conversion is approved and consummated, VCP would own approximately 44.8% of the Company’s common shares. VCP has already indicated to us that it would vote in favor of the Stock Swap Merger. Therefore, assuming the Aracruz Conversion is approved, a favorable vote of Aracruz common shareholders owning approximately 5.2% plus one of the Company’s common shares would be required to approve the Stock Swap Merger at the Aracruz Extraordinary General Shareholders’ Meeting.

If the Aracruz Conversion is not approved, our ultimate controlling shareholder, VID, might reevaluate the structure of the Stock Swap Merger or elect to abandon this corporate action altogether.

Appraisal Rights

Under the Brazilian Corporate Law, target shareholders who do not vote in favor of the Stock Swap Mergers, including those who abstain from voting or do not attend the relevant Extraordinary General Shareholders’ Meeting, as well as target preferred shareholders, are entitled to exercise appraisal rights, which, under the Brazilian Corporate Law, is generally paid at book value.

However, under the Brazilian Corporate Law a class of shares that meets certain dispersion and liquidity criteria set forth under the law will not entitle their holders to appraisal rights in respect of corporate resolutions that approve a stock swap merger. Of the Company’s three classes of share (common, Class A Preferred and Class B Preferred), only the Class B Preferred currently meet the liquidity and dispersion criteria set forth under the Brazilian Corporate Law. As the Aracruz Conversion has not yet been approved, it is not possible to determine at this time whether the Aracruz common shares following this corporate action would still meet the dispersion and liquidity criteria of the Brazilian Corporate Law, such as the Company’s Class B Preferred Shares currently do. If, following the Aracruz Conversion, the Aracruz common shares meet those criteria, then none of the Aracruz shareholders, including its ADS holders, would be entitled to appraisal rights in connection with the Stock Swap Merger. If, on the other hand, the Aracruz common shares are unable to meet those criteria following the Aracruz Conversion, then all of the Company’s shareholders, including its ADS holders, will be entitled to appraisal rights in connection with the Stock Swap Merger at an appraisal price to be announced by the Company in due course.

In addition, under the Brazilian Corporate Law, even if the Stock Swap Merger is approved, VCP’s management may call another Extraordinary General Shareholders’ Meeting following the approval of the Stock Swap Merger to submit to the vote of VCP’s common shareholders a proposal to reconsider and, as the case may be, cancel the Stock Swap Merger if, at the discretion of VCP’s management, the amount that would have to be paid by the entity resulting from the VCP-Aracruz Business Combination in respect of appraisal rights could, in the opinion of VCP’s management, jeopardize that entity’s financial situation.

Capital Expenditures

The Company’s capital expenditures for 2006, 2007, 2008 were US$301.0 million, US$589.7 million and US$691.4 million, respectively.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2006	2007	2008
	(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land purchases)	219.1	317.8	356.6
Improvements/industrial investments	67.3	212.8	318.9
Other	14.6	59.1	15.9

Total	301.0	589.7	691.4

During 2006, we invested approximately US$301.0 million, of which US$113.1 million was devoted to silviculture, US$80.5 million to land purchases, US$25.5 million to other forestry investments, US$23.4 million to ongoing industrial investments, US$43.9 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$14.6 million to other projects.

During 2007, we invested approximately US$589.7 million, of which US$146.5 million was devoted to silviculture, US$140.4 million to land purchases, US$30.9 million to other forestry investments, US$51.6 million to ongoing industrial investments, US$161.2 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$59.1 million to other projects.

During 2008, we invested approximately US$691.4 million, of which US$184.6 million was devoted to silviculture, US$118.7 million to land purchases, US$53.3 million to other forestry investments, US$49.3 million to ongoing industrial investments, US$29.4 million to Barra do Riacho Unit Optimization project, US$240.2 million to Guaíba Unit Expansion project and US$15.9 million to other projects.

Due to certain restrictive covenants to which we are subject under our financing agreements (see “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan.”), and in view of the current reduced demand for our products resulting from the recent global economic crisis, we have taken measures with a view to preserving our cash position and overall liquidity, including a temporary suspension of our capital expenditures. Although in 2009 we did not budget any capital expenditures for new projects, we plan to incur approximately US$196 million in maintenance, phase out and pre-contracted capital expenditures in 2009, mainly related to:

•	the regular maintenance of concluded projects, including forestry and industrial investments to allow those projects to continue operating;

•	the implementation of phasing out measures for certain projects, including the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects; and

•	land purchases that had been contractually agreed upon prior to this recent change in the Company’s capital expenditure policy.

These capital expenditures will be invested entirely in Brazil and mainly financed by our operating activities and cash reserves.

B.	Business Overview

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

During 2008, we produced approximately 2,556,600 tons of BEKP (3,106,000 tons including 50% of Veracel’s pulp production), representing an estimated 11% of the total worldwide production capacity of hardwood market pulp and 19% of the worldwide production capacity of BEKP for 2008. In 2008, eucalyptus accounted for an estimate of approximately 57% of the total worldwide production capacity of BHKP. In 2008 and 2007, sales to customers located outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our sales volume. See “—Markets and Customers” and “Competition.”

In 2008, Aracruz’s sales volume totaled 2,916,000 tons of eucalyptus pulp (2,917,000 tons including 50% of Veracel’s direct sales) compared to 2,581,000 tons in 2007 (3,104,000 tons including 50% of Veracel’s direct sales).

In 2008, we had net operating revenue of US$1,825.0 million of eucalyptus pulp compared to US$1,808.0 million in 2007 and US$1,632.2 million in 2006.

From 1979 to 2008, our pulp production volume had a compound annual growth rate of 9% per annum, from 291k tons to 3.1 million tons in 2008 (including 50% of Veracel’s pulp production).

Our production facilities consist of the Barra do Riacho Unit in Espírito Santo state, which has three production units each with two bleaching, drying and baling lines, the Guaíba Unit, located in the municipality of Guaíba, state of Rio Grande do Sul, and Veracel, located in the municipality of Eunápolis, state of Bahia, where we have a 50% stake. Our production facilities are equipped with advanced environmental protection resources.

Aracruz maintains a ratio of one hectare of preserved natural ecosystem for each 1.6 hectares of plantations. Despite the condition of self sufficiency in wood requirements, the Company managed to have other sources of wood supply from the Forestry Partners Program, which celebrated its 18th anniversary in 2008. Last year, the total turnover of the program was almost US$31 million distributed into nearly 3,800 contracts of small, medium and large size areas farms, covering close to 96,000 hectares of eucalyptus forest, all in private farming properties. The program contributes to the generation of jobs in the country communities, encourages the utilization of otherwise idle land, increases and diversifies farm income, and at the same time provides the Company with an alternative source of wood supply. The program helps to reduce pressure exerted by certain society sectors in harvesting native forests to obtain lumber for other purposes, such as grazing fence, charcoal and firewood.

We believe that we are one of the lowest-cost producers of bleached kraft market pulp in the world. Our low production costs relative to some of our competitors are due to a number of factors, including:

•	economies of scale;

•	advanced forestry techniques in managing the processes of planting;

•	growing and harvesting of our trees;

•	modern industrial plants;

•	a comparatively short harvest cycle of our trees; and

•	lower energy and chemical costs.

During 2008, we were able to meet 82% of our wood fiber requirements with our eucalyptus forests. Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees earlier, only seven years after planting, while harvesting cycles of other forest species in the southern United States, Canada and Scandinavia can take from 25 to 70 years. Harvesting cycles of our main non-Brazilian competitors in the eucalyptus pulp market (Spain, Portugal and Chile) are approximately eight to ten years. See “—Raw Materials—Wood” and “Competition.” We produce internally approximately 97% and 77% of our electrical energy requirement for our Barra do Riacho and Guaíba Units, respectively, mainly from by-products of our pulp production process. We also recycle the greater part of the chemicals used at those Units. See “—Raw Materials—Energy.”

Business Strategy

Since 2006, Aracruz has adopted the following goals and principles:

Mission

•

Aracruz will offer its products obtained in a sustainable way from planted forests, generating economic, social and environmental benefits and, in this way, contributing to the social well-being and quality of life of the Brazilian people.

Vision

•	Aracruz will seek to be acknowledged as leader in the global pulp market.

Business Principles

Our decisions and actions are based on ethical values and observe the following business principles, which also guide our Code of Ethics:

•	Integrity

We have a commitment to integrity:

•	acting with fairness and honesty;

•	respecting human rights;

•	complying with legislation, internal rules, agreements and commitments;

•	continuously seeking the best corporate governance practices;

•	rejecting any form of corruption or illegality.

•	Commitment to shareholders

We create value for all shareholders with a focus on operational excellence by:

•	investing in continuous improvement and innovation throughout our operations;

•	seeking to maximize return on investments;

•	increasing the scale of our business;

•	managing risks and pursuing a continuous reduction in the cost of capital.

•	Customer focus

We value long-term relationships by:

•	offering products that satisfy customer needs;

•	guaranteeing the safety of our products and the reliability of their supply;

•	investing in product development.

•	Valuing our employees

We value our employees by:

•	fostering a safe, healthy and motivating work environment and rejecting discrimination of any kind;

•	respecting freedom of association;

•	offering opportunities for professional and personal development;

•	fostering professional growth based on merit;

•	encouraging active citizenship;

•	seeking to constantly improve quality of life.

•	Valuing our stakeholders

We cultivate relationships of mutual trust with our stakeholders by:

•	seeking engagement and cooperation;

•	being sensitive to their aspirations and concerns;

•	using dialogue as the first priority to resolve conflicts;

•	respecting diversity and freedom of opinion and expression;

•	being transparent in our actions and communications.

•	Harmony with the environment

We act in harmony with the environment and we contribute to its protection:

•	using natural resources in a sustainable manner;

•	adopting modern technologies and practices to make our operations more efficient and to minimize their impacts;

•	contributing to the preservation of biodiversity.

•	Social responsibility

We take our corporate social responsibility seriously by:

•	disseminating knowledge and fostering the sustainable development of communities;

•	establishing partnerships, investing in projects and nurturing networks with the private sector, civil society organizations and the public sector;

•	contributing to the improvement of public governance;

•	supporting and strengthening the partners in our supply chain.

We encourage our business partners to adopt these principles, as we strive for the sustainability of our supply chain.

Listed below are some of the policies that form our business strategy:

• The pursuit of economies of scale resulting from new capacity increases. In 1998, Aracruz carried out the modernization of Fiberlines A and B, as well as the Excellence Project, both of which improved Aracruz’s operational efficiency and enabled the Company to reduce costs. In the middle of 2002, the Company invested in the Fiberline C Expansion Project, which increased our nominal production capacity to over 2,000,000 tons per year. Following these moves, Aracruz continued to deliver growth through (i) the acquisition of Riocell from Klabin S.A., which had an updated nominal production capacity of approximately 400,000 tons of bleached eucalyptus market pulp and 50,000 tons of printing and writing paper, and (ii) our investments in the Veracel Mill. In September 2004, Aracruz’s Board of Directors approved the Guaíba Unit Optimization Project, which improved operational efficiency and enabled the Unit to increase its nominal capacity from 400,000 to 430,000 tons per year. Following the same value drive, in 2005 the Company approved the Barra do Riacho Unit Optimization Project that projected an increase in the nominal capacity of the three existing Fiberlines by 200,000 tons. This project was concluded in the last quarter of 2007. However, due to changes in specification of the product, and subsequent changes in process on the scope of the project, the expected nominal capacity was reduced to 2,300,000 tons in 2008. These Projects rely on our technology advances and benefit from our existing overhead and management structure, which has absorbed the new activity without significant additional fixed costs.

• The improvement of forestry technology using advanced genetic techniques, which will result in an increase in the forest yield. Worthy of notice were the new achievements in the tree improvement programs of new Eucalyptus species and their hybrids, aiming at obtaining a broader fiber platform in terms of forest productivity and wood quality for specific products. At the Barra do Riacho Unit, the soil monitoring process conducted in the last twenty years revealed that fertility has been enhanced for most of the planted areas, due to application of improvements in nutritional management, especially beginning in the late 1990s. One new hydrologic station was installed in the experimental watershed at the Guaíba Unit. Superficial and underground water quantity and quality monitoring conducted in representative watersheds continues to point out that there are no changes in those parameters which might be associated with eucalyptus plantations. Aracruz biodiversity studies started 16 years ago, both in eucalyptus plantations and native reserves. The updated results have shown that more than 13 thousand birds of 588 different species were identified through the end of 2008, thereby suggesting that the silvicultural model adopted by Aracruz has preserved and maintained the bird communities at the studied locations.

• The pursuit of optimization of transportation logistics. Wood transport to the mills comprise a large portion of our pulp production costs. Improvements in transportation logistics and reductions in costs are a priority for the Company. At the end of 2002, we improved the logistics of our rail transportation. We also launched our Multimodal Transportation Systems, which uses maritime and rail infrastructure, with the main objective to enhance logistics and further integrate our Mill-Port-Forest system. In 2005, coastal shipping delivered 17% of the total wood consumed at the Barra do Riacho Mills. With the entry into service in October 2005 of another tug and barge, the annual shipping potential capacity is estimated to be 2.7 million cubic meters. Last year, 1.9 million cubic meters, or 24% of total wood placed in the Barra do Riacho’s stock yard, were delivered through this system. According to our projections for 2009, the system is planning to deliver 2.2 million cubic meters. Each barge has a wood-carrying capacity of approximately 5,000 cubic meters. As well as optimizing transport costs, the maritime transportation eliminated close to 76,000 truck journeys along Brazilian Highway No. 101 in 2008, reducing traffic on the road and cutting emissions of greenhouse gases as a result of lower fossil fuel consumption.

• The improvement of business process management with state-of-the-art information technology in order to improve efficiency and reduce costs. We use mySAP.com(R) platform supplied by SAP to control, simplify and integrate our business process within all our sites and also to implement connectivity with our customers and suppliers. All of our information systems are in compliance with Sarbanes-Oxley Act requirements, which includes an IT Continuity Plan. During 2007, we had implemented the new version of ERP mySAP.com (ECC6.0). During 2008, in addition to the regular tests, our U.S. office successfully tested the IT Continuity Plan. In parallel, all business processes were evaluated in order to optimize them and make use of the new functions available.

• The increase of our competitiveness. The competitiveness of our business operations, combined with our significant cash generation capabilities, has led us to evaluate from time to time various future strategic alternatives, including further increase of current pulp operations, either through acquisitions or expansion of existing capacity, and/or further acquisitions of additional forests.

History of our Principal Investing Activities

Guaíba Unit Expansion Project

In March 2008, the Board of Directors approved an expansion project for the Guaíba Unit aimed at increasing site nominal capacity by 1.3 million tons. An estimated US$2.8 billion of capital expenditures had been approved for this project, including investments in lands, forest and mill.

Some of the project’s key factors were:

•	attractive forest productivity and availability of lands and wood at reasonable cost;

•	reduction of fixed costs through synergies and scale;

•	opportunity to optimize and update actual operation;

•	energy surplus with profitable selling potential; and

•	favorable export logistics.

Although the project was approved in March 2008, the Company had been investing, with approval of the Board of Directors, in land acquisitions and forest plantations since 2005 in order to form a substantial forestry base and decide on the mill project go-ahead. By investing in land acquisitions and forest plantations, the Company would be able to build a large resource of raw material of its own and therefore be prepared for later investments in the mill projects.

By the end of 2008, after deterioration of the market scenario arising from the global economic downturn, we decided to temporarily suspend the project until favorable conditions emerge again. Because of adverse market conditions, in October 2008 we announced a temporary suspension of the Guaíba Unit Expansion Project for an one-year period. Subsequent to October 2008 announcement, in January 2009 we announced that the Guaíba Unit Expansion Project would be resumed only in the first half of 2011, assuming we meet certain other criteria set forth in the Export Prepayment Credit Facility. At the time the project was suspended, the Company had already invested around US$650 million in land, forest and mill preparation. However, the Company continues to make the necessary maintenance expenditures to avoid the deterioration of the investments already made in connection with this project.

Barra do Riacho Unit Optimization Project

The Barra do Riacho Unit Optimization Project was approved by our Board of Directors in December, 2005. It aimed at improving the technology and performance in the pulp production process and introducing flexibility to adapt the pulp to different market requirements. These improvements were made by modifying and/or replacing equipment at Fiberlines A, B and C with the expectation of a sustainable increase in nominal capacity of 200,000 tons per year.

Due to changes in scope in the original design and specification of the plant, the nominal capacity after the conclusion of the project was 2,300,000 ton (30,000 lower than expected by the project’s original design).

The total plant investment was estimated at US$230 million, or US$1.350 /ton, with 80% of the items produced domestically and 20% imported.

Implementation of this project commenced in the first half of 2006 and was concluded in the fourth quarter of 2007. Residual payments in connection with this project are still being made, as they were contracted in installments or were due after the conclusion of the project.

Land purchases were not needed for this project. The incremental wood volume for this project has been provided basically by (1) reduction in the average age of the current forestry base and (2) increases in forestry productivity through forestry management implemented in 1999.

Investment in Veracel

On October 10, 2000, we entered into two stock purchase and sale agreements pursuant to which we acquired a 45% stake in Veracel, then a joint venture between Stora Enso OYJ and Odebrecht, to grow and manage eucalyptus plantations and to build a pulp mill. On January 31, 2003, we acquired an additional 5% of Veracel’s stock, thus reaching a 50% interest in that entity. This equity investment in Veracel achieved two objectives: (i) a guaranteed supply of wood for the Fiberline C Expansion Project during the first three years of the new production unit’s operation and (ii) the opportunity to grow our business in the future from an operational base in Bahia that can potentially replicate our accomplishments in the state of Espírito Santo.

In May 2003, we and Stora Enso approved the construction of the Veracel Mill. The construction of the mill started in the early second half of 2003, and the operational start-up was in May 2005. The Veracel Mill has obtained long-term direct funding from development banks in the amount of approximately US$650 million, being US$500 million from BNDES and US$150 million from the European Investment Bank and the Nordic Investment Bank. The funding of the Veracel Project consisted of 5% internal cash generation, 42% equity and 53% loans from Brazilian and international development agencies. The European Investment Bank and the Nordic Investment Bank loans were fully pre-paid in 2007. The Company is a several guarantor of 50% of the indebtedness incurred by Veracel, including indebtedness in connection with the financing of the Veracel Project. Stora Enso is a several guarantor of the other 50% of such indebtedness. At December 31, 2008, the outstanding amount of such indebtedness guaranteed by the Company was approximately US$217.5 million.

During 2008, the Company increased its share capital invested in Veracel in the amount of US$77.2 million. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder proportionally increased its share capital investment.

APM

In February 2004, the Board of Directors of APM approved a five-year business plan, which comprises the expansion of the APM sawmill nominal production capacity to 95,000 cubic meters per year and investments in the amount of up to US$10.3 million. The amounts that have been invested in each year are shown below:

Year	Amount Invested
2005	US$	1.35 million
2006	US$	72 thousand
2007	US$	1.35 million
2008	US$	318 thousand

Market Overview

General

Wood pulp is the principal raw material used in manufacturing paper and paperboard. Whether or not a specific type of wood pulp is suitable for a particular end-use depends on the type of wood used to make the pulp, as well as the process used to transform the wood into pulp. Hardwood pulp is produced using hardwood trees, such as oak, eucalyptus, aspen, birch and acacia trees. Hardwood pulp has short fibers and is generally better suited for manufacturing coated and uncoated printing and writing papers, tissue and specialty papers. Softwood pulp is produced using softwood trees, such as pine. It has long fibers and is generally used to add strength to the paper. We do not produce softwood pulp.

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

As a result of the variety of wood types and processes used to produce pulp, which have evolved significantly over time, the pulp market has become increasingly specialized in terms of technical characteristics. Many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity and brightness, are exhibited by hardwood and, particularly, eucalyptus pulp. In addition, the increasing specialization of paper manufacturers has resulted in many such manufacturers developing their own customized mix of pulp inputs (known as “furnish”), for use in their paper manufacturing. Furthermore, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and have come to rely on a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

Within the hardwood segment, bleached eucalyptus kraft market pulp has demonstrated the highest annual rate of growth in demand from 1998 to 2008. Over this ten-year period, the annual rate of growth in demand for bleached eucalyptus pulp was estimated at 8.9%, while the annual rate of growth in demand for hardwood pulp during the same period was estimated at 5.0%, and the market for softwood pulp for the same period was estimated at a 2.0% annual rate.

Eucalyptus is only one of many types of hardwood used to make pulp. Eucalyptus trees generally grow straight and have few branches. This allows for dense growth, easy harvesting and less need for pruning. Since 1980, eucalyptus kraft market pulp has steadily increased as a percentage of the total worldwide production of bleached hardwood kraft market pulp (from 29% in 1980 to approximately 56% in 2008) primarily due to its high quality, and because of properties such as its softness, opacity and printability.

International Markets

From 1998 to 2008, the worldwide production capacity of bleached hardwood kraft market pulp is estimated to have grown an average of approximately 5.4% per year, from 16.8 million tons to 28.6 million tons. The start-up of new or expanded production facilities has increased the total worldwide capacity for bleached hardwood kraft market pulp by approximately 10.6 million tons from 2000 to 2008. Worldwide demand for bleached hardwood kraft market pulp is strongly influenced by the demand for paper and board products, which correlates to world GDP growth. Demand for bleached hardwood kraft market pulp has grown in recent years, increasing from 15.0 million tons in 1998 to 24.4 million tons in 2008. Consumption of market pulp is concentrated mainly in Europe, North America and Asia.

The table below shows the estimated demand for bleached hardwood by region:

	2004		2005		2006		2007		2008
	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)
North America	2,740,000	13	2,915,000	14	3,095,000	14	3,345,000	14	3,110,000	12.6
Europe	8,965,000	43	9,080,000	43	9,570,000	43	9,980,000	42	9,955,000	40.6
Asia	8,195,000	40	8,235,000	39	8,850,000	39	9,100,000	39	10,060,000	41.0
Latin America	865,000	4	835,000	4	880,000	4	1,080,000	5	1,370,000	5.6

Total World	20,765,000		21,065,000		22,395,000		23,505,000		24,495,000

Source: Pulp and Paper Products Council, or PPPC (March 2009).

The table below shows Aracruz sales and market share by region:

	2004		2005		2006		2007		2008
	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)
North America	831,300	30	909,300	31	1,016,400	33	1,050,800	31	1,159,926	37
Europe	1,014,400	12	1,122,300	11	1,175,000	12	1,266,100	13	1,078,099	11
Asia	533,100	7	510,800	6	757,400	9	710,500	8	612,134	6
Latin America	71,200	8	48,100	6	63,300	7	73,000	7	68,864	5

Total World	2,450,000		2,590,600		3,012,100		3,100,300		2,919,023

The market pulp industry is highly competitive and is also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, all of which may significantly affect pulp prices and thereby our profitability. The price of pulp generally increases as economies expand around the world. Strong demand during most of the 1980s caused the market price per ton of bleached eucalyptus kraft market pulp, delivered in the United States by us, to peak in 1989 at US$775 per ton. A global recessionary environment and a substantial increase in worldwide pulp supply during the early 1990s led to a sharp decline in the prices of market pulp, reaching US$410 per ton in December l993, the lowest price level since 1983.

In the beginning of 2004, prices were depressed but, with an increase in paper demand and adequate inventories, prices reached a peak by June and July at US$595 (North America delivered). In the middle of the third quarter, the absence of Chinese buyers in the market once more depressed prices which ended 2004 at US$555 (North America delivered).

The increase in demand in 2005, combined with pulp mill closures, resulted in a price increase in the same year, which reached the list price of US$635 per ton (North America delivered) in April and sustained itself throughout the year. In 2006, the same scenario allowed an US$80 per ton price increase over the year, reaching US$715 per ton in December.

The trend of mill closures and strong demand for hardwood pulp observed in 2005 and 2006 continued throughout the year of 2007. This combination resulted in a tight supply and demand ratio allowing price increase implementation. Regarding BEKP, prices evolved from US$715 per ton in January to US$805 per ton (North America delivered) in December 2007.

The positive trend for pulp prices seen in 2007 was sustained for until August of 2008, when the world economy started to show signs of weakness anticipating the financial turmoil. Prices peaked at August reaching US$860 per tons to close December 2008 at US$685 per ton. As the real economy continued to be affected by the financial crisis, prices bottomed in April 2009 at the level of US$550 per ton delivered in North America.

The following chart shows, for the periods indicated, average annual prices for BEKP as compared to northern hardwood (NBHK) and southern hardwood (SBHK) prices:

(Note: prices are expressed as simple arithmetic average for the year)

Sources: The Company’s databank, and for southern and northern hardwood pulp prices, Hawkins Wright.

Domestic Market

In 2007, demand for bleached hardwood kraft market pulp in Brazil achieved 870,000 tons, an annual growth of 43% over 2006. However, this growth was mainly due to a “definitional change” of the market, resulting from changes in ownership of pulp and paper facilities in Brazil that resulted in the reclassification of previously affiliated pulp to market pulp. In 2008, demand for bleached hardwood kraft market pulp in Brazil achieved 992,545 tons, an annual increase of 14%. In 2008, we supplied approximately 69,000 tons of the aggregated domestic demand for bleached eucalyptus kraft market pulp, compared to 69,000 tons in 2007 and 53,000 tons in 2006.

The six largest Brazilian producers of bleached hardwood kraft market pulp are:

•	Aracruz Celulose S.A.;

•	Suzano Papel e Celulose S.A.;

•	Votorantim Celulose e Papel S.A.;

•	Celulose Nipo-Brasileira S.A. – CENIBRA;

•	Jarí Celulose S.A.; and

•	Lwarcel Celulose e Papel.

Together, the six largest Brazilian producers accounted for 85% of total domestic sales in 2008, with Aracruz accounting for 7% of total domestic sales. Our domestic sales volume of bleached hardwood kraft market pulp was 2% of Aracruz total sales volume in 2005, 2006, 2007 and 2008, as a result of our increase in sales in international markets and the effect of other producers increasing their own share of the Brazilian market. See “—Competition.” Although domestic pulp prices are affected to a certain degree by general economic conditions in Brazil, domestic pulp prices have been, and are expected to continue to be, correlated with international pulp prices.

Eucalyptus Forests

As of December 31 2008, we owned approximately 542,491 hectares of land (not including land owned by Veracel) distributed in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul. Out of this total, 313,341 hectares are planted with eucalyptus forests. The average distance from the forest to the mills at Barra do Riacho Unit is 204 kilometers, while the distance at Guaíba Unit is 146 kilometers. The average distance from the forest to the mill has an important effect on our transportation cost, and require us to seek ways to reduce the distance through various methods, including accelerating the substitution of low productive forest with more efficient cloned trees near the mills, as discussed in “—Raw Materials—Wood.” In addition, we are always evaluating opportunities to acquire land with forests closer to our mills, in order to reduce the associated costs of hauling wood from the forest to the mills. We also look to implement logistics systems that may reduce transportation costs, such as transportation by barges using our port facility in the state of Bahia. See “—Business Strategy.” The 313,341 hectares of eucalyptus forest is used to supply pulp and solid wood, while the 197,616 hectares covered with natural ecosystem vegetation helps to preserve hundreds of wildlife species (fauna and flora). Another 21,007 hectares are used as roads, facilities and for other activities. Brazilian forest legislation requires that 20% of our lands, at any given time, are set aside for preservation purposes, where native ecosystems (either remaining natural forest fragments or natural restored forest area through planting of indigenous species) are protected.

Throughout 2008, one of our main objectives was to increase the Forestry Partners Program along with the establishment of new plantations to ensure the future supply of wood for our mills. During 2008, approximately 13,500 additional hectares of eucalyptus plantation were established through this program.

Our Barra do Riacho Unit has a tree nursery capable of producing over 40 million seedlings per year and a research facility. At Guaíba Unit, after the 2007 expansion project, the production capacity of tree seedlings went from 21 million in 2006 to 30 million seedlings in 2008.

In 2008, we supplied 9.6 million cubic meter of wood to our pulp mills, of which 7.8 million cubic meters came from our own eucalyptus forests and 1.8 million cubic meters of wood were purchased from the market, including approximately 1.5 million cubic meters purchased through the Forestry Partners Program.

The Company pioneered the use of cloned plantlets from rooted cuttings, a method also known as vegetative propagation, with a view to carrying out large-scale eucalyptus planting. The cloning method results in extremely homogeneous tree fibers, which the Company believes results in a more streamlined industrial process and higher quality pulp. Today, over 90% of the Company’s eucalyptus forests are grown from cloned plants. Rather than growing from seeds, clones are the “offspring” of asexual propagation. By means of this type of generation, the descendant receives the same genetic code of the original tree. Accordingly, the risk of disease and pests are lessened by choosing several parent trees that are well adapted to the region. Other benefits of vegetative propagation include significantly lower bark per cubic meter of wood, and “self-pruning” trees with fewer branches.

Raw Materials

Wood

We rely exclusively on eucalyptus trees to meet our pulp wood requirements. Eucalyptus is a short-fibered hardwood that has the capacity to sprout after being cut, and so trees are managed to regenerate twice. Eucalyptus trees are among the fastest growing forest species in the world. Climate and soil conditions in Brazil allow eucalyptus trees to be harvested early at six to seven-year rotations as compared to the eight to ten-year rotation in Spain, Portugal or Chile. As part of our growth strategy, we have sought to eliminate the need for external sources of wood and to maximize both the yield and quality of fiber grown on our plantations and in the Forestry Partners Program through advanced forestry and tree-cloning techniques.

Through development of cloned trees, selected on the basis of certain characteristics, we were able to reduce our industrial wood consumption, per ton of pulp produced, from 3.9 solid cubic meters under bark in 1985 to 3.6 solid cubic meters in 2008. The optimal harvesting age of our forest varies from 5.5 to 6.5 years from planting time.

In 2006, 2007 and 2008, our forests were able to fulfill nearly 91%, 86% and 82% of our wood requirements, respectively.

Energy

Reducing our need for outside sources of energy and chemicals is an important component of our low-cost production strategy. At the Barra do Riacho Unit, approximately 97% of our electrical energy needs in 2008 were met by burning by-products generated from pulp production compared with 96% in 2007, 98% in 2006 and with 79% in 1999. This result, in 2008, is due to our production increase with a corresponding increase in power consumption. In 2008, at the Guaíba Unit, 74.6% of our electrical energy was generated internally using methods similar to the ones used in Barra do Riacho Unit and from the generation of energy from coal. This result is 5.8% higher than 2007 due to energetic efficiency and increase in equipment availability. The remainder of our energy needs were met through purchases of electricity, fuel oil and natural gas from other sources.

Chemicals

We use several chemicals in the pulp bleaching process. The Company has significant dependence on certain chemicals and, therefore, adopts strong measures to mitigate it. Until December 1999, we maintained and operated an electrochemical plant on the same site as the mill at the Barra do Riacho Unit to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.

On December 16, 1999, we entered into a series of transactions with Canadianoxy Chemicals Ltd. for the transfer of our electrochemical plant to a subsidiary of Canexus Inc., or Canexus, a Canadian company formerly known as Canadian Occidental Petroleum, for approximately US$61 million. Canexus, with head offices in Calgary, Canada, is a major producer of sodium chlorate. Its principal shareholder is Occidental Petroleum Corporation, which owns approximately 80% of its share capital. The transfer closed on December 17, 1999. The sale of the electrochemical plant, located adjacent to the mill in the Barra do Riacho Unit, is part of our strategy to concentrate on our core business by transferring the production of chemicals to a specialized producer. We built the plant during the construction of the pulp mill in 1979 and subsequently expanded the plant in 1991. At the time of the sale, the electrochemical plant had the capacity to produce approximately 36,000 tons per year of sodium chlorate, 36,000 tons per year of caustic soda and 32,000 tons per year of chlorine. The plant also produces hydrochloric acid and sodium hypochlorite (liquid bleach).

As part of the sale of the electrochemical plant, we and two subsidiaries of Canexus entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period. The agreement obligates us to provide a continuous supply of raw materials, primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to us, at competitive prices. The agreement includes clauses of performance incentives, such as sharing of productivity gains and preference prices. The agreement also may not be assigned by a party without the consent of the other party and includes provisions relating to: (i) the extension of the agreement for an additional 10-year period upon the agreement of both parties not less than two years prior to the expiration of the initial 25-year term, (ii) the suspension of service by each party, (iii) the termination of service and (iv) the termination of the agreement by a party upon 18 months’ notice that such party intends to permanently cease operation at its facility. In the event of termination of the agreement or a proposed sale by Canexus, the agreement provides that we have the right of first negotiation for the acquisition of the electrochemical plant. As a result of the sale, we no longer have responsibility for the electrochemical plant and, accordingly, any interruption of the operations of the electrochemical plant could require us to seek alternative sources in the market for certain chemicals essential to our production of pulp.

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

Water

Water is required in the pulp production process and in the cultivation of seedlings. Water is primarily provided by several rivers, which feed into a 35 million cubic meter reservoir on the mill site in Barra do Riacho Unit. In the Guaíba Unit, the water is provided by the Guaíba Lake, beside the mill. The reservoir in the Barra do Riacho Unit holds enough water to supply the mill’s needs for a five-year period in the event of a drought (based on statistical information regarding periods of very low rainfall). In the Barra do Riacho Unit, wastewater undergoes a two-stage purification treatment process before it flows into the ocean, and in Guaíba Unit we have a four stage purification process before it flows into the Guaíba Lake.

Beginning in the latter half of 1998, the state of Espírito Santo experienced a severe drought which reduced our water supply and caused us to pursue alternative long-term sources of water to meet our current operating needs as well as any foreseeable expansion plans. As a result, in May 1999, we, together with the municipal governments of Aracruz and Linhares, a neighboring city, began a public interest project to obtain water from the Rio Doce river through an existing system of canals and rivers. The project was completed in June 1999 and now provides water for the local communities and for the industrial and chemical districts of the Municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the state of Espírito Santo. This project has also been supplying us with water for our Barra do Riacho mills based on our needs from time to time.

Pulp Production

When operating at full capacity, the Barra do Riacho Unit mill can process over 23,000 solid cubic meters of timber each day and the Guaíba Unit mill can process 6,700 solid cubic meters of timber each day. The logs are either debarked in the forest or debarked at the mills using tumbling drums and then cut into chips, which are transferred by a conveyor system to the digesters where they are mixed with chemicals and heated under pressure. During this chemical cooking process, the lignin and cellulose are separated. Once removed, the lignin is used as fuel to produce steam and electrical energy for the milling process. The used chemicals are removed at various stages of the production process and recycled within the plant. The cellulose fibers are then washed, bleached using bleaching chemicals (which are produced on site), filtered, pressed and dried. The dried pulp is then cut into sheets, packed into bales and transported by truck to domestic destinations and by vessels to overseas markets. For its offshore shipments, our Barra do Riacho Unit is served by a private port which is administered by Portocel, in which we own 51% of the shares, located approximately 1.5 kilometers from the mill. The Guaíba Unit mill supplies the domestic market by using mostly trucks as transportation mode. All exported pulp volumes are transferred to Rio Grande Port through a dedicated barging system. See “—Transportation.”

Standard Pulp is pulp bleached with regular levels of chlorine. Standard Pulp is in high demand in North America and Asia. Since 2006, Aracruz has stopped producing standard pulp.

Since 2006, we only produce one type of pulp: Elemental Chlorine Free Pulp, or ECF pulp. ECF pulp is pulp bleached with lower levels of chlorine and it is in high demand in Europe, where our customers have preferred pulp that is bleached with little or no chlorine due to the environmental concerns relating to the pulp production process, particularly the bleaching process.

We first produced ECF Pulp in November 1990. During the period from 1991 to 1994, we equipped the Barra do Riacho Unit mill so that it would have the capacity to produce enough ECF pulp to meet the growing demand for this product. From 1993 to 1997, we produced 75% ECF pulp. Commencing in 1998, with the completion of the Modernization Project, we produced 100% ECF pulp.

During 2008, 100% of Barra do Riacho Unit production, or 2,104,000 tons, was comprised of ECF pulp as compared to 2,132,000 tons during 2007 and 2,180,002 tons during 2006. During 2008, 100% of Guaíba Unit production, or 453,119 tons, was comprised of ECF pulp as compared to approximately 436,000 tons in 2007 and 2006.

Transportation

Wood from the forest areas is transported by truck, railroad and sea barge (owned by independent contractors) to our mills for processing into pulp. The average distance from our forest areas to the mills at Barra do Riacho Unit is 204 kilometers, while the distance of our forests to the Guaíba Unit is 146 kilometers.

The pulp produced for exportation at Barra do Riacho mill is transported by truck from the mill to the port of Barra do Riacho (Portocel), which is located approximately 1.5 kilometers from the mill site. This port is used to store pulp and load ocean vessels, providing Aracruz with a convenient access to the Atlantic Ocean. The port is a modern facility that currently has the capacity to handle approximately 10 million tons of pulp and wood per year, moving up to 5.5 million tons of pulp overseas. Warehouse facilities at the port are capable of storing approximately 220,000 tons of pulp (static storage).

Our integrated, coastal wood shipment project was completed in December 2002. It involves an integrated tug and barge system and two port terminals. This sea transportation system links the far South of Bahia to the mills in the state of Espírito Santo. The port complex of Portocel, adjacent to the mills at Barra do Riacho Unit, receives wood from plantations in southern Bahia via an alternative transportation system that is more efficient and less pollutant than truck-based highway shipments. In 2008, the operation between Caravelas and Portocel was able to transport 1.9 million cubic meters of wood.

Another improvement to our wood transportation operation was the construction and start-up of a four kilometer-long rail spur used for unloading wood shipments directly at the mill’s yard in 2003. This improvement, finished in 2003, was important to optimize the receiving process of the wood that comes from the northern part of Minas Gerais state and other areas within the state of Espírito Santo.

At the Guaíba mill, the pulp is exported through the port of Rio Grande, located in the southern region of the state of Rio Grande do Sul. The pulp is loaded in barges at a terminal facility integrated to the mill and then transported by barges along the Lagoa dos Patos. The distance from the terminal at the mill to the port in Rio Grande is approximately 160 nautical miles.

Markets and Customers

Our main markets are in North America, Europe and Asia. Our export sales are made through our foreign subsidiary in Hungary. See “—Organizational Structure—Significant Subsidiaries.” The Company does not have any special sales method, such as installment sales. The relative geographic distribution of our sales by volume and percentages of total production for the periods indicated were as set forth below:

	2004		2005		2006		2007		2008
	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)	tons	total (%)
Europe	1,014,400	41	1,122,300	43	1,175,000	39	1,266,100	41	1,078,100	37
North America	831,300	34	909,300	35	1,016,400	34	1,050,800	34	1,159,900	40
Asia	533,100	22	510,800	20	757,400	25	710,500	23	612,100	21
Latin America	21,600	1	8,400	1	10,000	0	4,000	0	200	0

Total Exports	2,400,400	98	2,550,800	98	2,958,800	98	3,031,400	98	2,850,300	98
Brazil	49,600	2	39,700	2	53,300	2	68,900	2	68,700	2

Total	2,450,000	100	2,590,600	100	3,012,100	100	3,100,300	100	2,919,000	100

Our average net prices per ton of eucalyptus pulp for 2004, 2005, 2006, 2007 and 2008 were, US$458, US$502, US$542, US$583 and US$625.84, respectively.

In 2006, 2007 and 2008, approximately 2% of our sales volume was sold in the domestic market. One of our marketing strategies is to develop long-term relationships with customers that will purchase our production year after year. Stable, long-term relationships permit us to reduce our marketing expenses, to better understand our customers’ needs and to take advantage of our competitive strengths, including the consistency of our pulp and our efficient logistic and technical client support. In 2007 and 2008, our ten largest costumers accounted for approximately 80% of our sales, by volume, respectively, and for those years our three largest customers accounted for approximately 61% and 57% of our sales, by volume, respectively. These customers include leading North American tissue manufacturers and leading global manufacturers of printing and writing paper. We believe that the loss of any of these customers could have a material adverse effect on our results of operations.

In 2006, 2007 and 2008, demand for our pulp has been in line with our production capacity. We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices announced from time to time by us, which are in line with the prevailing market prices for pulp sold to customers in the geographic area of the purchaser under the contract. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Certain sales contracts include provisions that permit us to reduce the quantities to be shipped if sales to the purchaser and our affiliates would exceed a specified percentage of our annual production capacity.

We have sought to diversify our sales among different market segments, such as consumer products (e.g., tissue paper), specialty papers and high quality printing and writing papers. Producers of these products, as opposed to producers of commodity papers, value the consistency of our pulp as well as the reliability of our service.

The following table shows a breakdown by end uses of our pulp production in 2004, 2005, 2006, 2007 and 2008:

	2004	2005	2006	2007	2008
Tissue	55%	57%	57%	58%	61%
Printing, and Writing Paper	22%	22%	21%	23%	18%
Specialty Papers(1)	22%	21%	22%	19%	21%
Cartonboard	1%	—	—	—	—
	100%	100%	100%	100%	100%

(1)	Includes liquid packaging board, carbonless paper, base paper for laminated paper and coated wood-free specialties.

Competition

While we compete with other producers of bleached hardwood kraft market pulp, our most direct competitors are other producers of eucalyptus pulp due to the special characteristics of this fiber. To a lesser degree, all producers of hardwood pulp compete with producers of softwood pulp and with other suppliers of raw materials, including recycled paper.

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

Bleached Eucalyptus Kraft Market Pulp (BEKP)

We are the largest producer and exporter of bleached eucalyptus kraft market pulp in the world. Our main competitors in this market are located in Brazil, Portugal, Chile and Spain and are listed by country (without any priority as to order) in the following table:

Producer	Country
Celulose Nipo-Brasileira S.A. – CENIBRA	Brazil
Suzano Papel e Celulose S.A.	Brazil
Jari Celulose S.A.	Brazil
Votorantim Celulose e Papel S.A.	Brazil
Empresa de Celulose e Papel de Portugal SGPS, S.A. (Portucel)	Portugal
Celulose Beira Industrial S.A.	Portugal
CMPC Papeles S.A.	Chile
Celulosa Arauco y Constituicíon SA.	Chile
Empresa Nacional de Celulosas S.A.	Spain
Grupo Rottneros (Miranda mill)	Spain

Management estimates that the five major producers of bleached eucalyptus kraft market pulp in the world (i.e., Aracruz, CENIBRA, Empresa Nacional de Celulosas S.A., Suzano Papel e Celulose S.A, and VCP, which is the direct and indirect owner of 96.5% of our common shares) currently account for 54% of the total world production capacity of BEKP. Management estimates that in 2008, we accounted for 24% of the world production capacity of bleached eucalyptus kraft market pulp, 6% of the world production capacity of chemical market pulp and 12% of the world production capacity of bleached hardwood kraft market pulp.

Bleached Hardwood Kraft Market Pulp

To the extent that pulp from other hardwoods can be substituted for the slightly more expensive bleached eucalyptus kraft pulp, we also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in North America, Latin America and Western Europe, which in 2008 are expected to have accounted for 75% in the aggregate, and 14%, 41% and 16%, respectively, of the world’s total bleached hardwood kraft market pulp production capacity. Producers in the United States sold approximately 2,082,000 tons in 2006, 2,032,000 in 2007 and 1,832,000 in 2008, while Brazilian producers sold approximately 5,774,000 6,700,000 and 7,834,000 tons respectively, in such periods. Several of our competitors in this market are larger than we are and may have greater economic and/or other resources than we do.

Worldwide production capacity for bleached hardwood kraft market pulp grew approximately 5.6% per year from 1998 to 2008, totaling 28.6 million tons, and is expected to grow at an annual rate of 3% during the period of 2008 to 2011 (or approximately 4.7 million tons in total during this period). Approximately 82% of this growth in capacity is expected to occur in Latin America, where bleached eucalyptus kraft market pulp capacity is expected to grow from approximately 16.1 million tons in 2008 to approximately 20.9 million tons in 2011. Worldwide demand for bleached hardwood kraft market pulp is expected to grow by 2.7% from 2008 through 2011, adding 3.5 million tons to the current demand.

Environmental and Other Regulatory Matters

Our mill and forestry operations are subject to federal, state and local laws, regulations and permit requirements relating to the protection of the environment. Federal Law No. 6,938, dated August 31, 1981, established strict liability for environmental damage, mechanisms for enforcement of environmental standards and licensing requirements for activities that are effectively or potentially damaging to the environment. Environmental laws and regulations also govern the conduct of forest operations and the protection of Brazilian fauna and flora. A violation of environmental laws and regulations may result in fines and penalties which may be material. Federal Law No. 9,605, dated February 12, 1998, provides that individuals or entities whose conduct or activities cause harm to the environment are subject to criminal and administrative sanctions and are liable for any costs to repair the damages resulting from such harm. Criminal sanctions for individuals and entities that commit environmental crimes range from fines to imprisonment (individuals) or dissolution (legal entities). In addition, Federal Law No. 9,605 also establishes that company’s corporate veil may be pierced if the shareholding structure impedes the recovery for harm caused to the environment.

The states of Espírito Santo and Rio Grande do Sul have state legislation that requires local manufacturing concerns to obtain various permits including operating permits for manufacturing facilities. Pursuant to those respective state laws, state authorities are empowered to regulate a company’s operations by ascribing company-specific environmental standards in such company’s operating permit. The operating permits require that we maintain certain emissions, effluent and waste disposal standards.

On February 10, 1998, the state of Espírito Santo issued us a two-year operating permit for Fiberlines A and B at the Barra do Riacho Unit, which was renewed for an additional five years, commencing on February 10, 2000. On July 1, 2002, the state of Espírito Santo issued us a four-year operating permit for Fiberline C at Barra do Riacho Unit, valid until July 2006. On May 6, 2005, as reviewed in July 2007, the state of Espírito Santo issued us a unified four-year operating permit for the Barra do Riacho Unit (Fiberlines A, B and C), which is undergoing a renewal process, as per our request filed in December 2008.

On June 20, 2005, the state of Rio Grande do Sul issued to us an operating permit for Guaíba Unit, valid until June 2009. On March 2009, we have filed a request to renew this permit. The operating permit will be automatically issued if the state of Rio Grande do Sul does not present us with any requirements until the end of June 2009.

Beginning in March 1997, we became subject to an environmental audit every three years in the state of Espírito Santo. The audit is conducted by subcontracted auditors and approved by the Secretaria de Estado de Meio Ambiente e Recursos Hídricos do Estado do Espírito Santo, or SEAMA, the state of Espírito Santo environmental department. The audit was not carried out in 2000, since SEAMA has not published the result of the 1997 audit. The 2000 audit was conducted in June 2001. The most recent audits were conducted in November 2004 and November 2007. In the state of Rio Grande do Sul, we became subject to an environmental audit every year, since the 2002 fiscal year. The audit is conducted by subcontracted auditors and approved by the IBAMA. The audit has been regularly carried since 2002. In 2007, we had problems scheduling the audit. The last audit was conducted in March 2008.

Our forestry activities are regulated by the Brazilian federal government and the governments of the states of Espírito Santo, Minas Gerais, Bahia and Rio Grande do Sul. Our operating permit for our forest operations in Espírito Santo was renewed for a six-year period commencing on October 4, 2004. In the states of Minas Gerais and Bahia, the licensing process for renewal is still under negotiation and we expect to conclude it in 2009. In the state of Rio Grande do Sul, the Company has obtained four implementation permits from FEPAM to plant 10,000 hectares of eucalyptus in four watersheds. These permits were obtained under a public licensing process that included public hearings.

We also entered into contracts with farmers in the state of Espírito Santo, Minas Gerais, Bahia, Rio Grande do Sul and Rio de Janeiro according to which such farmers have agreed to grow trees to be sold to us. See “—Eucalyptus Forests.” Regarding our operating permit for the Forestry Partners Program, the license was renewed in 2008 and will expire in 2014.

Planting may be carried out only after a well structured project is presented to and approved by the appropriate governmental authorities. In accordance with federal law, at least 20% of rural areas, including our landholdings, must be set aside for the preservation of natural ecosystems to protect wildlife flora and fauna. We currently exceed this requirement, since preservation areas account for approximately 36% of our total landholdings.

Environmental considerations are fundamental to our development of new technologies. Our integrated pest management relies on biological control of pests and diseases. Soil and plant nutrients are continuously monitored to guarantee an adequate balance. At our production units, methods for the evaluation of environmental effects of effluents on receiving detriments have been developed and used. The origins of pulp and effluent toxicity have been studied, taking into consideration all possible sources, from raw materials (wood) to bleaching effluents. In addition, environmental quality is considered in the development of new technologies and products. Pulp products are continuously evaluated in terms of their possible effects on the quality of effluents in our customers’ paper machines as well.

In 1996, the state of Bahia granted us a permit for the APM site, the sawmill company of which we currently hold  1/3 (one third) of the shares. In 1998, the state of Bahia granted an operating permit for APM, which has been renewed various times and is currently valid until April 2014.

Aracruz’ forest silvicultural management is certified by the Bureau Veritas Certification (formerly BVQI), or BVC, in the standard NBR 14789—Principles, Criteria and Indicators for Plantation Forests of the Brazilian System of Forest Certification (CERFLOR/PEFC System), regulated by the Instituto Nacional de Metrologia, Normalização e Qualidade Industrial, or INMETRO, the federal agency for inspection of industrial products. The certification process for each defined scope includes certification audits, public meetings with local stakeholders’ participation, public reports publication and annual monitoring audits for the maintenance of the CERFLOR certificate.

In October 2003, BVC approved CERFLOR certification covering all of the plantations owned by the Company in the state of Bahia. The certificate issued by the INMETRO was received in March 2004. We initiated this certification process in August 2003, including pre-audit, initial audit and certification audits. The certification audit was publicized through local radio stations and newspapers as well as the sending out of letters to more than 600 persons or entities. Five public meetings were held in respect of the Certification, with the presence of more than 300 people. In October 2004, the first annual monitoring audit for the maintenance of CERFLOR certification in Bahia took place. The certification was maintained and a new public report was made available to the general public on the internet.

The CERFLOR certification for plantations in Espírito Santo state was approved by BVC in June 2005. The certification process was initiated in November 2004 with the holding of six public meetings and an initial audit. The certification audit was held in January 2005. The audit report was made available for the public on the internet for 90 days. The certificate issued by INMETRO was received in June 2005.

In October 2005, we had the second annual monitoring audit for the maintenance of CERFLOR certification in Bahia and the first annual monitoring audit for the maintenance of CERFLOR certification in Espírito Santo. In August 2005, we started the CERFLOR certification for plantations in Rio Grande do Sul. Four public meetings were held in respect of this Certification, with the presence of more than 60 people. The certificate issued by INMETRO was received in May 2006. In September 2005, we started the CERFLOR certification for plantations in Minas Gerais. Two public meetings were held in respect of this certification, with the presence of more than 100 people. The certificate issued by INMETRO was also received in May 2006.

In 2006, BVC granted to the Company the chain of custody certification for both the Barra do Riacho and Guaíba Units. The chain of custody was certified by the BVC in the standard NBR 14790 of the CERFLOR/PEFC System. This certification assures that at least 70% of the final product (pulp) comes from certified forests.

In 2007, the annual monitoring audits for the maintenance of CERFLOR certification in all states where we operate (Bahia, Espírito Santo, Minas Gerais and Rio Grande do Sul) were consolidated. After consolidation, we maintained our certifications. Today, the total amount of certified area is 357,585 hectares (210,610 hectares of plantations) for the Barra do Riacho Unit and 100,764 hectares (61,115 hectares of plantations) for the Guaíba Unit.

The Company presents, in the table below, its areas certified by CERFLOR as well as the base period of such certifications:

Forest Management Certified Area (hectares)
State	Municipalities	Original Area (Total Planted Area) (Base Period)	2007 Total Area (Total Planted Area) (Base Period)	2008 Total Area (Total Planted Area) (Base Period)	2009 Total Area (Total Planted Area) (Base Period)
Bahia	Mucuri, Nova Viçosa, Prado, Alcobaça, Caravelas, Ibirapuã, Teixeira de Freitas e Vereda	166,089 (95,322) (09/12/2003)	172,348 (98,874) (10/31/2006)	172,588 (98,697) (10/31/2007)	172,512 (98,520) (07/31/2008)
Espírito Santo	Aracruz, Santa Teresa, Santa Leopoldina, Fundão, Serra, Sooretama, Vila Valério, Mucurici, Conceição da Barra, Linhares, Montanha, Pinheiros, São Mateus, Rio Bananal, Jaguaré e Pedro Canário	147,537 (93,778) (12/31/2004)	170,228 (106,837) (10/31/2006)	170,914 (105,247) (10/31/2007)	171,823 (104,260) (07/31/2008)
Minas Gerais	Nanuque e Carlos Chagas	13,617 (6,410) (07/31/2005)	14,083 (6,629) (10/31/2006)	14,083 (6,665) (10/31/2007)	14,081 (6,665) (07/31/2008)
Rio Grande do Sul	Guaíba, Barra do Ribeiro, Butiá, Arroio dos Ratos, Mariana Pimentel, Eldorado do Sul, Minas do Leão, Pantano Grande, São Jerônimo, Tapes, Charqueadas, Dom Feliciano, Barão do Triunfo, General Câmara, Triunfo, Sentinela do Sul, Cerro Grande do Sul, Cachoeirado Sul, Sertão Santana, Rio Pardo, Encruzilhada do Sul, Camaquã, Viamão, Porto Alegre, Vila Nova do Sul, Cristal, Amara Ferrador, Bagé, Caçapava do Sul, Candelária, Lavras do Sul, Santana da Boa Vista, São Gabriel, São Lourenço do Sul, São Sepé e Santa Margarida do Sul.	68,744 (44,192) (10/31/2005)	89,598 (57,430) (10/31/2006)	100,764 (61,115) (10/31/2007)	142,704 (84,243) (07/31/2008)

In October 2005, CERFLOR Certification gained international endorsement through the Program for the Endorsement of Forest Certification Schemes - PEFC Council, the global assessment organization for forest certification systems. Such endorsement attests that CERFLOR certification is an independent proof that the Company’s certified plantations are subject to sustainable forest management preserving the ecological, social and economical functions of forests.

Insurance

Our forests are fully covered by insurance. The insurance limit was set at R$10 million for our forest areas based on the historically low rates of loss and the large spread of the risk.

In 2003, the Company received the Highly Protected Risk, or HPR, seal of approval from FM Global, the world’s largest property risk insurance company and leader in the field of risk management and loss prevention. The certification, which is renowned worldwide in the field of insurance, attests to the Company’s low operating interruption risk as a result of an industrial accident. We are the first Brazilian company to earn the certificate from FM Global.

In 2005, following the same pattern and principals of the Company’s risk management practices, Veracel was also granted the HPR seal of approval from FM Global, confirming the low levels of risk in its operations.

Seasonality

The market pulp industry seasonality pattern has been historically correlated with that of paper production. World paper production normally increases by the end of summer vacation in the Northern Hemisphere, as well as during the Christmas and New Year holidays. However, due to specific factors, including pulp and paper machine closures, start up of new capacities, changes in the cost structure of the industry and the increase of worldwide pulp demand, the seasonality trends observed in the past for the pulp industry may be subject to changes in the future.

C.	Organizational Structure

Significant Subsidiaries

Our operations are conducted by Aracruz Celulose S.A., as the controlling and principal operating company. The following table sets forth the subsidiaries owned directly or indirectly by us and our ownership interest in each of them as of December 31, 2008:

	As of December 31, 2008
	Total Capital (%)	Voting (%)
Portocel Terminal Especializado de Barra do Riacho S.A.(1)	51.0	51.0
Mucuri Agroflorestal S.A.(1)	100.0	100.0
Aracruz Riograndense Ltda.(1)	100.0	100.0
Alicia Papéis S.A.(1).	100.0	100.0
Aracruz Produtos de Madeira S.A. (formerly named Tecflor Industrial S.A.)(1)(8)	33.3	33.3
Veracel Celulose S.A.(1)(8)	50.0	50.0
Aracruz Trading S.A.(2)	100.0	100.0
Aracruz Celulose (USA), Inc.(3)	100.0	100.0
Aracruz (Europe) S.A.(4)	100.0	100.0
Aracruz Trading International Ltd.(5)	100.0	100.0
Riocell Limited(6)	100.0	100.0
Ara Pulp – Com. de Importação e Exportação, Unipessoal Ltda.(7)	100.0	100.0
Aracruz International Finance Company(9)	100.0	100.0

(1)	Incorporated in Brazil.
(2)	Incorporated in the Republic of Panama.
(3)	Incorporated in the United States under the laws of the state of Delaware.
(4)	Incorporated in Switzerland.
(5)	Incorporated in Hungary.
(6)	Incorporated in England.
(7)	Incorporated in Portugal.
(8)	Accounted as per the equity method.
(9)	Incorporated in the Cayman Islands.

D.	Property, Plant and Equipment

Overview

Our headquarters are in municipality of Aracruz, state of Espírito Santo, where our main production unit is located. We rent an office in the city of São Paulo where we concentrate our financial, administrative and trading functions.

Our principal pulp mill, the Barra do Riacho unit, located in the state of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world.

The Barra do Riacho and Guaíba units consist of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging, warehousing facilities and a fully computerized control system that continuously monitors the entire production process. The Barra do Riacho Unit and the Guaíba Unit mills’ pulp systems have, respectively, six steam turbines and three steam turbines, and generators that provide a continuous power supply for that system. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on sites. The Barra do Riacho Unit electrochemical plant, which was transferred in December 1999 to Canexus and that provides most of the chemicals used in the pulp bleaching process, is located within the boundaries of the production facility. The Guaíba Unit also has an electrochemical plant located within its boundaries.

Barra do Riacho Unit

The Barra do Riacho Unit has three production lines: Fiberline A, Fiberline B and Fiberline C. The nominal production capacity of the Barra do Riacho Unit is approximately 2,300,000 tons of BEKP.

The Barra do Riacho Unit’s area totaled 365,350 hectares at the end of 2008, of which 211,264 hectares is eucalyptus plantation, 133,552 hectares is covered with natural preserved ecosystems (preservation area), and 20,534 hectares has other uses. The Barra do Riacho Unit is located approximately 1.5 kilometers from the port facilities at Barra do Riacho (Portocel), of which we own 51%.

On May 4, 2009, as part of the terms and conditions set forth on the Export Prepayment Credit Facility, we transferred the Barra do Riacho industrial plant to Alícia Papéis S.A., or Alícia, a wholly-owned subsidiary of Aracruz, which in turn mortgaged the Barra do Riacho industrial plant as collateral and pledged certain associated land and forests as collateral. We also pledged all of Alicia’s shares as collateral for the Export Prepayment Credit Facility.

Guaíba Unit

The nominal production capacity of the Guaíba Unit is approximately 430,000 tons of BEKP and 55,000 tons of printing and writing paper, equipped with advanced environmental protection resources.

There were approximately 177,098 hectares of total forestry area at the end of 2008 at the Guaíba Unit, of which 102,035 hectares were plantations, 64,063 hectares were native reserves and 11,000 hectares were for other uses. The average distance of the wood supply to the mill is approximately 145 kilometers.

We have a terminal facility integrated to the Guaíba Unit mill that is used to load the barges that transport the pulp to the Rio Grande port.

On April 14, 2009, the Guaíba industrial plant was mortgaged as collateral for certain BNDES loans which were previously secured by a mortgage on the Barra do Riacho industrial plant. As part of the provisions in the Export Prepayment Credit Facility, BNDES released its mortgage on the Barra do Riacho industrial plant in exchange for a mortgage to the BNDES on the Guaíba industrial plant.

Land

As of December 31 2008, we owned approximately 542,491 hectares of land in the Brazilian states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, of which approximately 313,341 hectares are planted with eucalyptus forests. See “—Eucalyptus Forests.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report, and in conjunction with the discussion of the method of presentation of financial information under “Item 3 Key Information—Selected Financial Data.”

Overview

We are the world’s largest producer of bleached hardwood kraft market pulp (BEKP). We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers.

During 2008, we produced approximately 2,556,600 tons of BEKP (3,106,000 tons including 50% of Veracel’s pulp production), representing an estimated 11% of the total worldwide production capacity of hardwood market pulp and 19% of the worldwide production capacity of BEKP for 2008.

In 2008, Aracruz’s sales volume totaled 2,916,000 tons of eucalyptus pulp (2,917,000 tons including 50% of Veracel’s direct sales) compared to 2,581,000 tons in 2007 (3,104,000 tons including 50% of Veracel’s direct sales).

In 2008, we had net operating revenue of US$1,825.0 million of eucalyptus pulp compared to US$1,808.0 million in 2007 and US$1,632.2 million in 2006.

From 1979 to 2008, our pulp production volume had a compound annual growth rate of 9% per annum, from 291k tons to 3.1 million tons in 2008 (including 50% of Veracel’s pulp production).

Factors Affecting our Results of Operations

The primary factors affecting our results of operations are:

•	prevailing world market prices for pulp;

•	the amount of pulp produced and sold by us; and

•	our costs of production, which primarily consist of the costs of materials (primarily wood and chemicals) and depreciation.

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

Recently Issued Accounting Pronouncements under U.S. GAAP

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157 – “Fair value measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as it merely expanded fair value disclosure and established a framework for measuring fair value, without requiring additional fair value measurements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115,” or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as the Company has not elected the fair value option for any of its financial assets or liabilities at January 1, 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination,” which replaces FASB Statement No. 141, “Business Combinations.” This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representatively faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of this pronouncement in its financial statements.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board, or PCAOB, amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.”

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts.” This Statement interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of this Statement. This Statement shall be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted.

Discussion of Critical Accounting Policies and Estimates

In connection with the preparation of the audited financial statements included in this annual report, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. We are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company’s audited consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 1 to the audited consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of the audited consolidated financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

Legal Contingencies

We are currently involved in certain legal proceedings. We have accrued our estimate of the probable costs for the resolution of these claims. This estimate is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings. For a discussion of such legal proceedings, see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Fair Value of Financial Instruments

With respect to financial instruments, we must make assumptions as to future foreign exchange and interest rates. For a discussion of the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Impairment Testing of Goodwill

The Company evaluates the carrying value of goodwill annually, and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first compares the fair value of each reporting unit to its carrying value, including goodwill. Then, should this not be the case, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flows approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses at the first step of the assessment, there being no need to compare the implied fair value of goodwill to its carrying amount. As of December 31, 2008, US$177,020 of the goodwill registered in the Company’s financial statements referred to the acquisition of the Guaíba Unit.

Recoverability of Long-lived Assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. As a consequence of the changes in the exchange rates of the U.S. dollar against the Brazilin real, we have performed the anticipated undiscounted cash flow tests and we have concluded that the carrying amount of our assets is still recoverable.

Useful Lives of Property, Plant and Equipment

Adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to the Company, as well as known industry trends. The Company describes the depreciation rates it applies to its property, plant and equipment in Note 1(h) to its audited consolidated financial statements. The sensitivity of an impact in changes in the useful lives of property, plant and equipment was assessed by applying a hypothetical 10% increase in depreciation rate existing on December 31, 2008. This hypothetical change would result in an incremental increase in the annual depreciation expense of US$25 million in the year of the change.

Brazilian Economic Environment

The Brazilian economy has been characterized by volatile economic cycles. Since the introduction of the real as the Brazilian currency in July 1994, the Central Bank adopted tight monetary policy as a necessary measure to ensure the country continues to control inflation. Since then, the Brazilian economic scenario has gradually started to stabilize. After January 1999, when the Central Bank adopted the free flotation of the Dollar exchange rates, the internal interest rates started to be the main tool for inflation control, and the Central Bank started to act preventively and most of the time was successful in bringing inflation back in line or little bit higher with targets.

The Brazilian economy has also been characterized by frequent and occasionally drastic intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil’s balance of payment occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of reais into foreign currencies. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government’s response to such developments.

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

Effects of Inflation and Currency Exchange Fluctuations

Until July 1994, Brazil had for many years experienced high and generally unpredictable rates of inflation and steady devaluation of its currency relative to the U.S. dollar. The following table sets forth Brazilian inflation as measured by the Índice Geral de Preço-Mercado, the General Market Price Index or IGP-M, and the devaluation of the real against the U.S. dollar for the periods shown:

	2004	2005	2006	2007	2008
Inflation (General Market Price Index)	12.4%	1.2%	3.9%	7.8%	9.8%
Devaluation/(appreciation) (R$ v. US$)	8.1%	(11.8)%	(8.7)%	(17.2)%	30.3%

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

Investor confidence was strong in 2005. The real appreciated by 11.8% against the U.S. dollar in 2005, to R$2.3407 per US$1.00 at December 31, 2005. In 2005, Brazil’s GDP increased 3.1% to US$734.4 billion, and the country achieved a record trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2%. Interest rates continued to be maintained at high levels, with the CDI rate averaging 19.1% in 2005.

According to the Central Bank, in 2006 the GDP grew only 2.7% primarily as a result of high interest rates. Also in 2006, the real appreciated 8.7% against the U.S. dollar, reaching R$2.138 per US$1.00 at December 31, 2006.

In 2007, Brazil’s GDP increased 5.4%, and the real appreciated 17.2% against the U.S. dollar, to R$1.7713 per US$1.00 at December 31, 2007. Inflation in 2007, as measured by the IGP-M, was 7.7%, and the CDI rate average was 11.9% in the same period.

In 2008, Brazil’s GDP increased 4.8% and the real depreciated 30.3% against the U.S. dollar, to R$2.3370 per US$1.00 at December 31, 2008. Inflation in 2008, as measured by the IGP-M, was 9.8%, and the average CDI rate was 12.0% in the same period.

The global economic crisis has reduced expectations for growth of the Brazilian economy for 2009. These reduced expectations triggered the depreciation of the real, particularly since October 2008, as well as tighter availability of credit to consumers and companies, a sharp devaluation of securities of Brazilian companies and a reduction in industrial output.

According to the Focus report published by the Central Bank on April 9, 2009, negative growth of 0.30% is estimated for Brazilian GDP in 2009 and an inflation rate of 4.25% for the same period.

According to the Central Bank, Brazilian international reserves continue above R$200.0 billion (R$201.6 billion at April 20, 2009), slightly lower than 2008 year-end levels. In response to the global economic crisis, the Brazilian government has implemented macroeconomic measures, particularly reductions of the Brazilian base interest rate, tax reductions and social programs to foster investment and consumption by both individuals and companies.

Principal Components of our Financial Statements

Operating Revenues

Operating revenues are derived principally from pulp sales, 98% of which are exports, but they also include paper sales and payments for port services.

Sales Taxes and Other Deductions

Sales taxes are the PIS/COFINS contributions and the ICMS state value-added tax that accrue on our domestic operating revenues. The rate of the PIS and COFINS social contributions are 1.65% and 7.6%, respectively. The rate of the ICMS value-added tax varies from 0% to 17%, depending on the product sold and the Brazilian state in which the product is delivered.

Deductions consist of sales discounts we provide to our customers and rebates on exports.

Cost of Sales

Cost of sales consists principally of pulp sales and average inventory costs, freight and insurance, and also includes the cost of paper and port services.

Selling Expenses

Selling expenses consists of sales and distribution expenses, principally terminal, pulp loading and other delivery and commissions.

Administrative Expenses

The principal components of our administrative expenses are comprised of expenses such as personnel, third-party services (including the cost of external advisers and auditors), advertising, and depreciation, among other things.

Other Net Operating Expenses

Other net operating expenses are largely comprised of the provision for losses on ICMS tax credits, provision for labor indemnities, provision for fixed asset write-offs, allowance for doubtful account receivables and losses or gains on sales of fixed assets, and the results of net sales of chemicals and wood.

Financial Income

Financial income includes principally: (i) the net financial income from our investments; (ii) the net financial gains from swap transactions; (iii) interest based on the SELIC rate that accrues on withholding tax credits; and (iv) interest on domestic sales.

Financial Expenses

Financial income includes principally: (i) the net financial expenses in relation to loans; (ii) interest based on the SELIC rate that accrues on fiscal contingencies; and (iii) taxes (PIS, COFINS and CPMF) on financial transactions.

Currency Re-measurement - (Gain)/Loss

Currency re-measurement gains and losses comprises the impact of currency variations on assets and liabilities. This line item reflects (a) a remeasurement loss on real-denominated monetary assets, which are offset, at least in part, by monetary indexation of real-denominated financial instruments and (b) a remeasurement gain on real-denominated monetary liabilities, which is offset, at least in part, by monetary indexation of real-denominated financial instruments.

Income Tax and Social Contribution

We are subject to income tax and social contribution on our income calculated as follows: (i) ordinary income tax, levied at a rate of 15.0%; (ii) an incremental percentage, on top of ordinary income tax, applicable to the portion of taxable income that exceeds R$240,000 per annum, levied at a rate of 10.0%; and (iii) social contribution on net income levied at a rate of 9.0%.

Income tax and social contributions may be recorded as a deferred tax in our income statement as a result of currency variations on our U.S. dollar-denominated assets and liabilities against the real. Since 2005, the Company has opted to make cash settlement of income tax and social contribution liabilities, arising from currency variations, in the period in which the underlying assets/liabilities are settled, and not in the period that such tax liabilities arise. Therefore, income tax and social contribution resulting from currency variations on our assets and liabilities may be recorded in our income statement without a cash flow effect to us.

When calculating our taxable income base, Brazilian tax law permits us to deduct amounts distributed to shareholders as interest on shareholders’ equity. Interest on shareholders’ equity is interest paid or credited to shareholders at the TJLP rate and is subject to limits imposed by law. Brazilian tax law also permits us to deduct from our taxable income basis tax loss carryforwards of up to a maximum of 30% of taxable net income. The remainder of the accrued losses may be deducted in subsequent years, subject to the 30% ceiling and assuming there are tax payments from which these tax loss carryforwards can be deducted, with no time limit.

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates. See Note 3.1 to our audited consolidated financial statements.

Minority Interest

Minority interest consists of the portion of the net income of our consolidated subsidiaries to which we are entitled, which subsidiaries are jointly owned by us with other partners.

Equity in the Results of Affiliated Companies

Equity in the results of affiliated companies consists of adjustments relating to changes in the shareholders’ equity of our non-consolidated subsidiaries.

A.	Operating Results

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The table below shows the Company’s income statements for the years 2006, 2007 and 2008:

Statement of Operations Data	2006	2007	2008
	(in US$ thousands)
Operating revenues
Domestic	77,431	137,086	152,285
Export	1,845,026	2,007,017	1,999,605

Gross operating revenues	1,922,457	2,144,103	2,151,890
Sales taxes and other deductions	(241,624)	(260,328)	(240,587)

Net operating revenues	1,680,833	1,883,775	1,911,303

Operating costs and expenses
Cost of sales	1,037,896	1,190,957	1,337,797
Selling	74,005	78,832	88,329
Administrative	57,020	58,708	64,738
Other, net	12,514	(38,624)	77,973

Total operating costs and expenses	1,181,435	1,289,873	1,568,837

Operating income	499,398	593,902	342,466
Non-operating (income) expenses
Financial income	(181,733)	(168,037)	2,093,875
Financial expenses	149,719	100,864	112,690
Gain on currency remeasurement, net	(7,641)	(908)	(71,146)
Other, net	(7)	(61)	—

Total non-operating (income) expenses	(39,662)	(68,142)	2,135,419

Income before income taxes, minority interest and equity in results of affiliated companies	539,060	662,044	(1,792,953)
Income tax expense (credit)	69,494	197,312	(489,758)
Minority interest	(544)	(10,522)	735
Equity in results of affiliated companies	(13,705)	(32,141)	63,766

Net income (loss)	455,317	422,069	(1,238,694)

In 2008, net revenues reached a new record of US$1,911.3 million, 1% higher than the amount obtained in 2007, due to a 7% increase in the average net pulp prices, representing US$124.4 million, partially offset by 6% of lower pulp sales volume, totaling US$107.4 million. The remaining US$10.5 million are related to other sales. During 2008, we produced approximately 2,556,000 tons of BEKP (3,106,000 tons, including 50% of Veracel’s pulp production), a 0.4% increase from 2007, when we had produced approximately 2,569,000 tons of BEKP (3,095,000 tons including 50% of Veracel’s pulp production). Pulp sales for 2008 were approximately 2,917,000 tons, a 6% decrease as compared to 3,104,000 tons in 2007 due to reduced demand. The Company’s average list price increased by approximately 9% in 2008 compared with the average in 2007. Our sales of eucalyptus pulp in 2008 were US$1,825.0 million compared to US$1,808.0 million in 2007.

The cost of products sold (pulp), measured in US$/ton, was US$441/t, which represented an increase of 20% (US$72/ton) over 2007, mainly due to US$40/t higher cash cost of pulp produced resulting from:

•	the 6% valuation of the real against the U.S. dollar in 2008; and

•

higher cost of raw materials, including fuel, chemicals and other energy sources, in addition to the US$14/ton higher cost of pulp purchased from Veracel (due to the higher average transfer price) and US$12/ton higher cost of freight expenses.

Selling expenses increased 12%, reflecting the effect of the higher pulp loading expenses, on a per ton basis, and changes to geographical sales mix, with increased sales to more expensive regions, all of which was partially offset by a 6% decrease in sales volume over the previous year.

Administrative expenses increased 10.3% in 2008, mainly due to the 6% valuation of the real against the dollar and higher expenses with third party services.

The result for other net operating expenses was US$78.0 million in 2008, compared to a credit of US$38.6 million in the previous year, mainly due to the higher provision for losses on ICMS tax credits. In 2007, there was a partial reversal (US$40.5 million) of our provision for losses with ICMS tax credits, in addition to some ICMS tax credits sales, that were expected to be recovered in the short-term. In 2008, we reallocated this amount back to our provision for losses with ICMS tax credits as we were unable to sell them during that year.

We had negative financial income of US$2.1 billion in 2008, compared to positive financial income of US$168.0 million in 2007, mainly due to our loss with derivatives transactions. See “Item 5B. Liquidity and Capital Resources—Indebtedness— Export Prepayment Facility Agreement and Secured Loan.”

Financial expenses in 2008 were 12% higher than in 2007, mainly due to the higher interest on loans and financings.

Currency re-measurement represented a gain of US$71.1 million in 2008, caused by the 30.3% valuation of the dollar against the real in 2008, compared to a gain of US$0.9 million in 2007 when the dollar devalued by 17.1% against the real.

The following table provides a breakdown of our financial expenses and income for the periods indicated.

	2007	2008
	(in US$ millions)
Financial Expenses	100.9	112.7
Interest on financing	86.0	109.0
Taxes (IOF/PIS/COFINS and CPMF)	6.8	1.5
Interest on fiscal contingency provisions	16.9	(1.1)
Other	(8.8)	3.3
Financial Income	(168.0)	2,093.9
Interest on financing investments	(64.8)	(56.5)
Derivative transactions	(95.6)	2,159.3
Other	(7.6)	(8.9)
Currency remeasurement	(0.9)	(71.1)

Income tax and social contribution amounted to a credit of US$489.8 million in 2008, against an expense of US$197.3 million in the previous year. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the effect of exchange rate variation on monetary assets and liabilities denominated in US dollars. Breaking down the income tax credit in 2008, the total credit of US$489.8 million (US$197.3 million in 2007) comprises an expense of US$34.3 million of current taxes (US$41.3 million in 2007) and a credit of US$524.1 million of deferred tax (an expense of US$156.0 million in 2007). The reason for the decrease in the deferred tax amount in comparison to 2007 is the impact of the appreciation of the real against the dollar on Brazilian GAAP numbers.

As a result, net loss amounted US$1,238.7 million, compared to net earnings of US$422.1 million in 2007.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The table below shows the Company’s income statements for the years 2005, 2006 and 2007:

Statement of Operations Data	2005	2006	2007
	(in US$ thousands)
Operating revenues
Domestic	62,019	77,431	137,086
Export	1,469,646	1,845,026	2,007,017

Gross operating revenues	1,531,665	1,922,457	2,144,103
Sales taxes and other deductions	(186,432)	(241,624)	(260,328)

Net operating revenues	1,345,233	1,680,833	1,883,775
Operating Costs and expenses
Cost of sales	783,578	1,037,896	1,190,957
Selling	64,430	74,005	78,832
Administrative	33,820	57,020	58,708
Other, net	16,313	12,514	(38,624)

Total operating Costs and expenses	898,141	1,181,435	1,289,873

Operating income	447,092	499,398	593,902
Non-operating (income) expenses
Financial income	(125,439)	(181,733)	(168,037)
Financial expenses	137,276	149,719	100,864
Gain on currency remeasurement, net	(21,386)	(7,641)	(908)
Other, net	(778)	(7)	(61)

Total non-operating (income) expenses	(10,327)	(39,662)	(68,142)

Income before income taxes, minority interest and equity in results of affiliated companies	457,419	539,060	662,044
Income tax expense (credit)	72,228	69,494	197,312
Minority interest	(31)	(544)	(10,522)
Equity in results of affiliated companies	(44,062)	(13,705)	(32,141)

Net income	341,098	455,317	422,069

Net revenues reached a record of US$1,883.8 million in 2007, 12% higher than the amount obtained in 2006, due to an 8% increase in the average net pulp prices, representing US$127.9 million, and 3% of higher pulp sales volume, totaling US$47.9 million. The remaining US$27.2 million are related to other sales. During 2007, we produced approximately 2,569,000 tons of BEKP (3,095,000 tons including 50% of Veracel’s pulp production), a 0.3% decrease from 2006, when we had produced approximately 2,616,000 tons of BEKP (3,104,000 tons including 50% of Veracel’s pulp production). Pulp sale for 2007 were approximately 3,104,000 tons, a 3% increase as compared to 3,021,000 tons in 2006. The Company’s average list price increased by approximately 10% in 2007 compared with the average price in 2006. In 2007, the Company sold US$1,808.0 million of eucalyptus pulp compared to US$1,632.2 million in 2006 and US$1,632.2 million in 2006.

The cost of products sold (pulp), measured in US$/ton, was US$369/t in 2007, which represented an increase of 11% over 2006, mainly due to:

•	US$19/t of the effect of the appreciation of the real against the U.S. dollar on items of the cost structure correlated to the local currency (real /R$); and

•	higher pulp volume purchased from Veracel (US$8.8/t), as well as increased purchases of other raw materials, including wood purchases from third parties, oil prices, chemicals and energy sources.

Selling expenses rose 6.5% in nominal values, reflecting the 3% increase in sales volume over the previous year and higher terminal expenses, partially offset by the effect of the appreciation of the real against the U.S. dollar over the period.

In 2007, general and administrative expenses were equivalent to 3.1% of total net revenues, compared to 3.4% in the previous year, mainly due to reductions in institutional advertising.

The result for other net operating expenses was a credit of US$38.6 million in 2007, US$51.1 million better than in the previous year, mainly due to the partial reversal of the provision for losses on ICMS tax credits, which are expected to be recovered in the short-term, considering the history of such transactions. During the 2007 fiscal year, the Company sold approximately US$50 million in ICMS tax credits.

Financial income also was favored by a gain of US$96 million on foreign exchange derivative operations for cash flow protection in 2007.

The financial expenses in 2007 were 33% lower than in 2006, mainly due to the expenses linked to the pre-payment of the securitization program in 2006, and lower interest on loans and financing.

Currency re-measurement represented a gain of R$0.9 million, caused by the 17.1% devaluation of the dollar over the period, compared to a gain of US$7.6 million in 2006, when the dollar devalued by 8.7%.

The following table provides a breakdown of our financial expenses and income for the periods indicated:

	2006	2007
	(in US$ millions)
Financial Expenses	149.7	100.9
Interest on financing	91.4	86.0
Expenses involving early redemption of part of the debt	21.1	—
Taxes (PIS/COFINS and CPMF)	5.8	6.8
Interest on fiscal contingency provisions	21.6	16.9
Other	9.8	(8.8)
Financial Income	(181.7)	(168.0)
Currency remeasurement	(7.6)	(0.9)

Income tax and social contribution amounted to an expense of US$197.3 million in 2007, compared to US$69.5 million in the previous year, an increase of 184%. Tax charges are calculated based on the Brazilian GAAP results, and consequently influenced by the exchange rate variation’s effect on monetary assets and liabilities denominated in US dollars. Breaking down the income tax expense in 2007, the total expense of US$197.3 million (US$69.5 million in 2006) comprises US$41.3 million of current tax (US$30.8 million in 2006) and US$156.0 million of deferred tax (US$38.7 million in 2006). The reason for the increase in the deferred tax amount in comparison to 2006 is the impact of the appreciation of the real against the dollar on Brazilian GAAP numbers, which are the basis for calculating the Brazilian taxes.

As a result, net earnings totaled US$422.1 million, 7.3% lower than net earnings of US$455.3 million in 2006.

B.	Liquidity and Capital Resources

Liquidity

The Company’s primary sources of liquidity have historically been cash flows from operating and financing activities. The Company’s management believes these sources will continue to be the principal means with which it will meet its cash flow needs.

The Company’s material cash requirements include the following:

•	operating expenses;

•	the servicing of its indebtedness; and

•	capital expenditures.

At December 31, 2008, we had cash, cash equivalents and short-term investments of US$428.9 million, a decrease of US$64.3 million from US$493.2 million at December 31, 2007. Of our cash, cash equivalents and short-term investments held at December 31, 2008, US$362.7 million was invested locally and US$66.2 million was invested abroad, mostly in U.S. dollar denominated deposits with leading financial institutions.

The Company believes that its working capital is sufficient to support the normal course of its current operating cycle, which comprises all the activities relating to its forestry, production and sales.

Cash Flows

Operating Activities

Cash flow provided by operating activities was US$527.3 million for the year ended December 31, 2008, as compared to US$641.7 million for the year ended December 31, 2007 and US$634.9 million for the year ended December 31, 2006. This decrease in operating cash flow in 2008 is mainly due to the decrease in the pulp sales volume, partially offset by increase in the average net pulp prices.

Investing Activities

Cash flow used in investment activities amounted to US$803.4 million for the year ended December 31, 2008, US$522.0 million for the year ended December 31, 2007 and US$277.5 million for the year ended December 31, 2006. The 2008 investment activities of US$803.4 million are comprised mainly of a US$29.4 million investment in the Barra do Riacho Unit Optimization Project, US$240.2 million in the Guaíba Unit Expansion Project, US$184.6 million for silviculture, US$118.7 million for land purchases, US$46.0 million for acquisition of company (net of cash acquired) and US$118.5 million of other investments, reduced by US$3.5 million of short-term investments and US$7.7 million of proceeds from sale of equipment. All those years included equity contributions to the Veracel project that has started up in May 2005, in the amounts of US$24.5 million, US$122.8 million and US$77.2 million, in 2006, 2007 and 2008, respectively.

Financing Activities

Net cash flow provided of US$276.8 million for the year ended December 31, 2008 is mainly a result of new loans and financing. Net cash flow used of US$120.5 million for the year ended December 31, 2007 and US$341.4 million for the year ended December 31, 2006 is mainly a result of dividends and interest on shareholders’ equity paid. The Company paid dividends and interest attributed to shareholders’ equity in the amount of US$259 million, US$233 million and US$252 million in 2008, 2007 and 2006, respectively.

Indebtedness

At December 31, 2008, the Company had total debt outstanding of US$3,913.0 million, an increase of 177% over total debt outstanding at December 31, 2007 of US$1,412.5 million. Such increase was due to the derivative losses, the drawdown of another portion on the BNDES financial agreement, and the contract of new Pre-Export Notes agreements.

The breakdown of the Company’s total debt outstanding at December 31, 2007 and December 31, 2008 is set forth in the table below:

	At December 31,
	2007	2008
	(in US$ millions)
Short-Term Debt
Current portion of long-term debt
Local currency	73.0	79.7
Foreign currency	9.0	112.9
Short-term debt instruments
Local currency	5.6	4.3
Foreign currency (ACC/ACE)	0.0	111.3
Accrued finance charges
Local currency	2.5	15.8
Foreign currency	10.1	22.3

Subtotal	100.2	346.3

Long-Term Debt
Local currency	367.4	900.5
Foreign currency	944.9	2,666.2

Subtotal	1,312.3	3,566.7

Total Debt	1,412.5	3,913.0

As of December 31, 2008, our outstanding debt in local currency totaled US$1,000.3 million and was comprised primarily of derivative losses and loan agreements with the BNDES which is one of our major creditors and indirect shareholders.

As of December 31, 2008, Aracruz had approximately US$788.4 million of indebtedness based on fixed interest rates, US$40.2 million based on CDI rate, US$2,739.5 million based on LIBOR, US$39.6 million based on a currency basket and US$267.2 million based on TJLP rate.

As of December 31, 2008, our short-term debt consists of trade finance lines with an outstanding principal amount of US$111.3 million at an average annual interest rate of 8.65% and rural credit financings with outstanding principal amount of US$4.3 million at an average annual interest rate of 6.8%.

The Company’s long-term debt consists of Export Prepayment Credit Facility, certain derivatives obligations, BNDES loans and Credit Export Note (see “Item 7B. Related Party Transactions—BNDES Loan Agreements”). As of December 31, 2008, the Company’s U.S. dollar denominated debt was comprised of the derivative related debt and export prepayment agreement, in each case with an outstanding principal amount of US$1,350.5 million and US$1,389.0 million, respectively (as compared to US$909.0 million under export prepayment agreement on December 31, 2007). As of December 31, 2008, the interest rates on our export prepayment agreements ranged from LIBOR plus 0.6% to 3.5% per annum with a final maturity date for these agreements ranging from March 2012 to December 2017. Part of our prior export prepayment agreements had their maturity altered and interest rates increased as their lenders were permitted to migrate these obligations to the Export Prepayment Credit Facility that we executed with a committee of banks to refinance our debt derived from losses under our derivatives transactions. Therefore, those old export prepayment agreements that were included in the Export Prepayment Credit Facility have the same terms and conditions of such facility.

Under SFAS 15, “Accounting by Debtors and creditors for Troubled Debt Restructurings,” or SFAS 15, the effects of the modification of the terms are to be recognized prospectively. This will be done by us of the effective interest rate which will convert the carrying value of the prepayment transactions as at the modification date into the amounts effectively payable under the modified forms.

At December 31, 2008, our real denominated debt was comprised of derivative related debt with an outstanding principal amount of US$672.8 million. At December 31, 2008, the Company had loans from the BNDES with an outstanding principal amount of US$306.8 million (as compared to US$426.4 million on December 31, 2007), which represented approximately 8% of our total indebtedness at such date. On December 31, 2008, of the total aggregate principal amount of the BNDES debt, US$267.2 million was denominated in reais and adjusted by the TJLP rate, and US$39.6 million was adjusted by a currency basket. The Credit Export Note is a reais denominated debt, with an outstanding principal amount of US$40.2 million bearing interest rate at 100% of the CDI rate and with a maturity of December 16, 2013. See “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

At December 31, 2008, the maturities of the long-term portion of our long-term debt were as follows:

	Amount by Year of Maturity
	(in US$ millions)
	2010	2011	2012	2013	2014 and beyond	Total
Long-term debt	317.4	367.9	393.3	691.5	1,796.6	3,566.7

Export Prepayment Facility Agreement and Secured Loan

Due to the depreciation of the real in the latter half of 2008, the Company suffered significant losses in connection with certain derivative transactions in which the Company was short positioned in U.S. dollar against the real, including target forward swaps, non-deliverable forwards and swaps with options. These transactions were unwound or early terminated between October 27 and November 3, 2008 as disclosed in a translated Material Fact Notice that was filed by the Company with the SEC on Form 6-K on November 4, 2008.

After the unwinding or early termination of those derivative transactions, the Company began negotiations with the derivative transaction counterparties (or their affiliates) or creditor banks for the repayment of the debt arising from these transactions. On January 19, 2009, the Company informed the market in a translated Material Fact Notice that was filed by the Company with the SEC on Form 6-K on January 20, 2009, that banks holding more than 80% of the debt resulting from these transactions had agreed with the Company on the terms of the repayment of this debt. Shortly thereafter, additional creditors agreed to the terms of the repayment of this debt.

On May 13, 2009, the Company and the creditor banks entered into the Export Prepayment Facility Agreement and Secured Loan, or Export Prepayment Credit Facility, which sets forth the terms and conditions of the repayment of the Company’s obligations owed to the creditor banks, or the Restructured Obligations. Aracruz Trading International Ltd., or ATI, is the borrower under this facility, and its obligations under the facility are jointly and severally guaranteed by the Company and its subsidiaries, Aracruz Celulose (USA) Inc. and Alícia Papéis S.A. The principal amount of the Restructured Obligations bears interest at three-month LIBOR, plus a margin that commences at 3.50% per annum and steps up to a maximum of 6.00% per annum.

The principal amount of the Restructured Obligations is payable in installments on June 30, 2009, December 31, 2009, and quarterly thereafter, with a final scheduled maturity date of December 31, 2017. The Export Prepayment Credit Facility includes certain mandatory prepayment events, including upon certain sales of assets, equity issuances, casualty events, incurrence of refinancing debt and generation of excess cash in any fiscal year. Mandatory prepayments will be applied in inverse order of maturity unless any such mandatory prepayment would cause the maturity date to be earlier than the date that is the seven-year anniversary of the closing date of the facility, in which case such mandatory prepayment will be applied pro rata to the remaining installments of the loans under the facility.

The facility is secured by, among other collateral, (1) a mortgage on the land and equipment of the Barra do Riacho Unit and certain land associated with this unit, (2) a pledge of certain forests associated with the Barra do Riacho Unit, (3) a pledge of 28% of the Company’s common shares indirectly owned by VCP and (4) a first priority security interest in certain export receivables and a related collateral account.

The principal covenants governing the facility include:

•	subject to certain exceptions, limitation on the Company’s ability to merge or consolidate with other entities;

•

subject to certain exceptions, limitation on capital expenditures to be made by the Company and its subsidiaries, including the agreement that the Guaíba Unit Expansion Project will not commence until after January 1, 2011 and in any event, only if certain conditions are then met with respect to the Company’s leverage and repayment of the Restructured Obligations;

•	subject to certain exceptions, limitation on sales and exchanges of assets by the Company and its subsidiaries;

•

maintenance as of the end of each fiscal quarter of a level of (A) adjusted EBITDA (for the most recently four fiscal quarters) to (B) total debt that is scheduled to mature during the four consecutive fiscal quarters plus interest expense expected to be payable during the four consecutive fiscal quarters greater than, for each fiscal quarter occurring in the 2009 and 2010 fiscal years, 1.0 to 1.0, and for any fiscal quarter thereafter, 1.2 to 1.0;

•

maintenance as of the end of each fiscal quarter of a level of debt to adjusted EBITDA (for the most recent four fiscal quarters) commencing with 6.9 to 1.0 in 2009 and reducing gradually to 3.0 to 1.0 in 2013 and thereafter;

•

limitation on the payment of dividends and other distributions by the Company to its shareholders until (A) at least 40% of the principal amount of the Restructured Obligations have been repaid in full, (B) the Company’s debt to EBITDA ratio with respect to any two consecutive fiscal quarters is less than 4.0:1.0 and (C) no default or event of default under the facility has occurred and is continuing; except that the payment of mandatory dividends required by the Brazilian Corporate Law and by the Company’s by-laws in effect as of the date the Export Prepayment Credit Facility was signed are the only dividends that may be paid and are not restricted, although any mandatory dividends paid to the Company’s controlling shareholders until the above limitations are satisfied, are required to be reinvested by the Company’s controlling shareholders in the Company as equity or subordinated debt (and only repaid to the extent that certain conditions are satisfied);

•	subject to certain exceptions, limitation on the incurrence of liens by the Company and its subsidiaries;

•	subject to certain exceptions, limitation on the incurrence of additional debt by the Company and its subsidiaries and on the prepayment of certain indebtedness; and

•	maintenance of a hedging policy approved by the Company’s board of directors and that prohibits hedging for speculative purposes.

The principal events of default under the Export Prepayment Credit Facility include:

•	failure to timely pay principal or interest due in connection with the Export Prepayment Credit Facility;

•	inaccuracy of any representation, warranty or certification made in connection with the Export Prepayment Credit Facility;

•	a cross-default and cross-judgment default, subject in each case to an agreed minimum amount of US$25.0 million;

•	subject to certain cure periods, breach of any covenant set forth in the Export Prepayment Credit Facility; and

•	the occurrence of certain events of bankruptcy or insolvency of the Company, its material subsidiaries or Veracel Celulose S.A.

Outstanding export prepayment loans with certain bank creditors were transferred by the relevant bank creditors to ATI in exchange for loans that will be repaid by ATI to these bank creditors pursuant to the terms and conditions set forth in the Export Prepayment Credit Facility. As of March 31, 2009, the aggregate principal amount owed by ATI under these loans was US$2,029.7 million.

See Note 10 to our audited consolidated financial statements.

Financial Strategy

Overview

Historically the Company has been accessing long-term trade lines denominated in US$, such as export prepayments, in order to improve its debt profile in terms of tenor and costs.

As of December 31, 2008, 74% of the Company’s total indebtedness was denominated in foreign currencies, as compared to 68% at the end of 2007.

Brazilian companies typically have limited sources of long-term debt financing denominated in reais, and we do not intend to incur short-term debt denominated in reais due to the higher associated costs. BNDES is a principal source of long-term debt financing denominated in reais at attractive costs.

In November 2008, Aracruz announced the creation of a new Control and Risk Management Area, which is independent of the existing Financial Area and which will monitor financial and operational risks relating to the Company’s activities.

Furthermore, at the end of 2008, the Company retained another independent accounting firm, as a consultant, to review its corporate risk management and self-assessment models.

As part of the creation of the Control and Risk Management Area, the Company is refining its internal controls, focusing on the following areas:

•	corporate governance model;

•	structure of processes and controls;

•	financial policy and authorized limits; and

•	reporting structure.

The Company also engaged the services of a consultant specializing in risk management to advise the Control and Risk Management area.

Investment Policy

The main portion of our cash is invested in Brazilian instruments denominated in reais. Those instruments present better yields than US$-denominated instruments and also represent a currency hedge to the Company, as the majority of Aracruz capital and operating expenditures are reais-denominated.

On June 26, 2009, we approved a new investment and financial risk management policy, which is designed to manage the Company’s liquidity risk, with the aim of ensuring that all financial commitments undertaken are paid. Accordingly, the Company shall maintain minimum liquid cash reserves equivalent to the next three months’ expected financial and operational expense outlays.

The Company’s cash may be allocated, up to an unlimited amount, to financial investments in government securities that are issued, and/or guaranteed by, the Brazilian National Treasury, the Central Bank and/or the United States treasury or the United States Federal Reserve.

With regards to transactions involving private counterparties, the exposure limit is equivalent to 75% of the Company’s total cash reserves, and the investment allocation is subject to the following criteria:

•	minimum rating of AA- by S&P or Fitch or Aa3 by Moody’s assigned to the corresponding counterparty;

•	the transaction must not exceed 2% of the counterpart’s net worth;

•	the Company must not invest more than 20% of its total cash with a single counterparty; and

•	the investment must have a 90-day maximum liquidity.

The new financial investment and financial risk management policy is designed to protect the Company’s cash generation and EBITDA from market risks associated with fluctuations in exchange rate, interest rates and pulp prices, as well as from credit risk associated with the possibility that Aracruz’s counterparts fail to pay their commitments. These risks are mitigated using derivative instruments in accordance with the following parameters:

•	linkage to an effective exposure (non-speculative hedging);

•	no leveraging involved;

•	the asset side objective is the same as the risk factor that is to be protected;

•	the execution of structured financial transactions with built-in derivatives is strictly prohibited;

•	minimum counterpart rating of AA- by S&P or Fitch or Aa3 by Moody’s;

•	other limits established are:

•

to cover the currency exposure (U.S. dollar or euro), the Financial Overview Group may determine minimum and maximum hedging limits over a 12-month maximum period. For periods of more than 12 months, it is necessary to obtain prior Board of Directors approval for any proposed transaction.

•

to cover the interest rate exposure, the Financial Overview Group may authorize the Company’s Treasury Department to carry out transactions involving periods and amounts that are compatible with the periods and amounts of the Company’s indebtedness.

•

to cover exposure to any other risk factor (including pulp price), any transaction of up to 12 months that, under stress testing does not represent more than 10% of the forecast EBITDA, must have the prior approval of the Financial Overview Group.

Transactions that do not meet these requirements must be approved in advance by the Board of Directors.

Policy for Derivatives Use

The Company’s sales are 98% denominated in U.S. dollars, while more than half of its costs are incurred in Brazilian reais. In order to hedge its cash flow against the appreciation of the real in relation to the U.S. dollar, the Company may enter into derivative transactions.

The Company’s policy for derivatives is intended to hedge the Company’s cash against fluctuations in foreign exchange and interest rates. The Financial and Investor Relations Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business. The Officer for Control and Risk Management, a position created in November 2008, is responsible for internal control over derivative transactions and adherence of such transactions to the Company’s rules and financial policy.

Capital Expenditures

The Company’s capital expenditures for 2006, 2007 and 2008 were US$301.0 million, US$589.7 million and US$691.4 million, respectively.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2006	2007	2008
	(in US$ millions)
Silviculture (Forest) and other forestry investments (includes land purchases)	219.1	317.8	356.6
Improvements/industrial investments	67.3	212.8	318.9
Other	14.6	59.1	15.9

Total	301.0	589.7	691.4

During 2006, we invested approximately US$301.0 million, of which US$113.1 million was devoted to silviculture, US$80.5 million to land purchases, US$25.5 million to other forestry investments, US$23.4 million to ongoing industrial investments, US$43.9 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$14.6 million to other projects.

During 2007, we invested approximately US$589.7 million, of which US$146.5 million was devoted to silviculture, US$140.4 million to land purchases, US$30.9 million to other forestry investments, US$51.6 million to ongoing industrial investments, US$161.2 million to the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects and US$59.1 million to other projects.

During 2008, we invested approximately US$691.4 million, of which US$184.6 million was devoted to silviculture, US$118.7 million to land purchases, US$53.3 million to other forestry investments, US$49.3 million to ongoing industrial investments, US$29.4 million for the Barra do Riacho Unit Optimization project, US$240.2 million for the Guaíba Unit Expansion project and US$15.9 million to other projects.

Due to certain restrictive covenants to which we are subject under our financing agreements (see “Item 5B. Liquidity and Capital Resources—Indebtedness— Export Prepayment Facility Agreement and Secured Loan.”), and in view of the current reduced demand for our products resulting from the recent global economic crisis, we have taken measures with a view to preserving our cash position and overall liquidity, including a temporary suspension of our capital expenditures. Although in 2009 we did not budget any capital expenditures for new projects, we plan to incur approximately US$196 million in maintenance, phase out and pre-contracted capital expenditures in 2009, mainly related to:

•	the regular maintenance of concluded projects, including forestry and industrial investments to allow those projects to continue operating;

•	the implementation of phasing out measures for certain projects, including the Barra do Riacho Unit Optimization and Guaíba Unit Expansion projects; and

•	land purchases that had been contractually agreed upon prior to this recent change in the Company’s capital expenditure policy.

C.	Research and Development, Patents and Licenses, Etc.

During 2006, 2007 and 2008 our research and development expenditures totaled approximately US$8.6 million, US$10.0 million and US$9.9 million, respectively. The increasing expenditures in R&D are consistent with the Company’s growth and its ongoing effort to maintain its competitiveness. We believe that this strategy has been enabling Aracruz to develop high quality sustainable forests, with increasing productivity gains, lower costs and minimum environmental impact, while supplying the market with improved products and reinforcing the Company’s long-term relationships with key customers.

The main objective of the Aracruz Research and Technology Center is to add value to our overall business. The portfolio of research projects involves activities ranging from the nurseries to the final products.

Improvements in forestry technology, using advanced genetic techniques, have led to expressive increases in the forest yield. Worthy of notice was the progress in the tree improvement of new Eucalyptus species and their hybrids, aiming at obtaining a broader fiber platform, in terms of forest productivity and wood quality for specific products.

Studies involving alternative bio-fuels production based on agricultural crops interspersed with the eucalyptus plants were continued. Several grain crops are under analysis and testing. We also kept a significant level of investment in the biotechnology program, involving national and international partnerships, with the aim of obtaining and developing additional knowledge, tools and genes related to growth, disease resistance and wood quality. Development of advanced tissue culture techniques was also continued throughout 2008. Contributions to the commercial applications of new clonal propagation technologies have been provided.

Sustainable silvicultural practices that ensure the high performance of plantations continue to be one of the Company’s priorities. In the Barra do Riacho Unit, the soil monitoring process conducted in the last twenty years revealed that fertility has been enhanced for most of the planted areas, due to application of improvements in nutritional management, especially from the late 1990s.

Concerning the hydrologic studies, one new hydrologic station was installed in the experimental watershed at Guaíba Unit. Superficial and underground water quantity and quality monitoring conducted in representative watersheds (13 in Barra do Riacho and 8 in Guaíba) continues to point out that there are no changes in those parameters which might be associated with eucalypt plantations.

Aracruz biodiversity studies started 16 years ago, both in eucalypt plantations and native reserves. The updated results have shown that more than 13 thousand birds, of 588 different species, were identified through the end of 2008, thereby suggesting that the silvicultural model adopted by Aracruz has allowed the maintenance of bird communities at the studied locations.

Additionally, a new management tool has been developed, based on environmental indicators and under landscape ecology management concepts. Coined as “Aracruz’s Bioindex,” this new tool enables an optimized prioritization and monitoring of the actions of forest management, in our continuous search for better environmental performance.

Important contributions were also noted through many sustainability related projects, in particular the increased recycling of industrial solid residues. Presently, approximately 80% of the residues generated in our operations are recycled and used back in the plantations.

The portfolio of product development projects was dedicated to reinforce the search for alternatives that can result in the increase of BEK in the average paper furnish. To achieve this goal different approaches have been developed to differentiate fiber properties, in joint studies with selected partners. The available alternatives today involve not only special fiber engineering and differentiated pulp production processes, but also the use of specific agents and different stock prep technologies in papermaking, being offered to key-customers. Recent advances have allowed Aracruz to extend its flexibility, in terms of availability of an optimized portfolio of dedicated products.

It is also a key responsibility of the Technology Management to continuously assess new trends and advances in business scenarios and societal changes and demands. This process has contributed to significant internal decision points in the company, and has also detected important alternatives that can lead to new products and markets. Particularly, the new discussions around bioenergy, biofuels and alternative products from biomass have received special attention lately.

D.	Trend Information

The trends that influence our sales, production, selling price and inventory levels are primarily the patterns of pulp purchases by paper producers in the United States, Europe and Asia and the level of pulp inventory held by pulp producers worldwide.

In 2008, global demand for pulp decreased 0.8%, the first decrease since the 2000 recession. An increase of 4.1% in global demand for pulp in the first semester of the year was set off by a decrease of 5.6% in the demand in the last six months of 2008.

For 2009, PPPCs is projecting a drop in global demand of as much as 5.4% or 2.6 million tons, which is a reflection of the negative outlook for advertisement spending and paper consumption. Global printing and writing paper production is projected to fall by about 7% and tissue production to rise roughly 1.5 to 2.0% in 2009, compared to market growth of 3.4% in prior years.

Demand for bleached softwood is expected to drop by 6.5% in 2009 after falling 4.1% in 2008, and demand for hardwood is expected to decline by 3.5%, where it showed a gain of 4.0% in 2008.

All major markets, with the exception of China, are expected to show a decline in demand for 2009. The bulk of the 2.6 million drop in global demand for pulp that PPPC is predicting tends to be concentrated in the mature markets of North America, Western Europe and Japan.

PPPC’s forecast shows some recovery in global pulp demand in 2010 (increase of 3.8% as compared to average market estimates for 2009) and 2011 (increase of 5.3% as compared to average market estimates for 2009), supported mainly by increased consumption in China and other Asian countries other than Japan.

E.	Off-balance Sheet Arrangements

In addition to the debt that is reflected on our balance sheet, we are contingently liable for the debt or other obligations of Veracel whose accounts are not consolidated into our audited consolidated financial statements. The Company is a guarantor of 50% of the indebtedness incurred by Veracel in connection with the financing of the Veracel Project. Stora Enso is a guarantor of the other 50% of such indebtedness. On December 31, 2008, the outstanding amount of such indebtedness guaranteed by the Company was approximately US$234.0 million. As of December 31, 2008, the Company had no other off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

The following table summarizes the obligations which we have guaranteed or for which we are contingently liable and which are not reflected in the liabilities in our audited consolidated financial statements:

	Aggregate Amount by Maturity
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ millions)
Veracel Celulose S.A.	234.1	59.2	99.0	75.2	0.7

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations as of December 31, 2008:

	Payment due by period(1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ millions)
Short-term debt	346.3	346.3	—	—	—
Long-term debt	3,566.7	—	685.3	1,084.8	1,796.6
Accrued finance charges	1,190.4	214.8	379.0	323.2	273.4
Purchases: (raw materials, maintenance and utilities/fuel)	149.7	149.7	—	—	—
Special program of tax collection called PAES	24.9	0.2	0.4	0.4	23.9

Total	5,278.0	711.0	1,064.7	1,408.4	2,093.9

(1)	Liabilities associated with unrecognized tax benefits were not included in the table because the company can not make reasonably reliable estimates about the period of cash settlement of such liabilities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our Board of Directors and our Diretoria, or Board of Executive Officers.

Set forth below are the names and positions on May 31, 2009 and brief biographical descriptions of our directors and officers:

Board of Directors

Name	Age	Position

Raul Calfat	56	Chairman
Sérgio Duarte Pinheiro	40	Member
Alexandre D’Ambrósio	46	Member
Gilberto Lara Nogueira	60	Member
Wang Wei Chang	62	Member

Executive Officers

Name	Age	Position

Carlos Augusto Lira Aguiar	63	CEO
João Felipe Carsalade	54	Officer
Walter Lídio Nunes	60	Officer
Marcos Grodetzky	52	Officer
Evandro César Camillo Coura	50	Officer

New Position in Financial Area

In November 2008 we created a new control and risk management area, which was previously included in the financial area and is now independent. As a result, our company has two independent principal financial officers, the Financial and Investor Relations Officer and the Officer for Control and Risk Management. The Financial and Investor Relations Officer is responsible for treasury matters and market relations. The Officer for Control and Risk Management is responsible for internal controls and adherence of our practices to the Company’s rules and policies, as well as for risk management. Each of those officers reports only to our Chief Executive Officer.

Biographical Information

Raul Calfat. Mr. Calfat has been a Director of the Company since July 16, 2004 and was elected Chairman of the Board of Directors on March 6, 2009. He has been executive Managing Director of Votorantim Investimentos Industriais S.A. since January of 2004 and Managing Director of all industrial businesses at Votorantim since January 2006. Mr. Calfat was the President of the Pulp and Paper Association of São Paulo from 1993 to 1995 and Vice-President of the Brazilian Pulp and Paper Association from 1996 to 2004. He graduated in Business at Fundação Getúlio Vargas (FGV/ESSP).

Sérgio Duarte Pinheiro. Mr. Pinheiro has been a member the Company’s Board of Directors since June 2008. He became Corporate Planning Officer of Votorantim Investimentos Industriais in May 2008. He was officer of Stern Stewart Brazil from 1999 until 2008. Prior to 1999, he worked at BankBoston. He graduated in Civil Engineering from Escola de Engenharia Mauá, and holds a postgraduate degree from IBMEC. He also holds an MBA in Finance from William E. Simon Graduate School of Business at the University of Rochester.

Alexandre D’Ambrosio. Mr. D’Ambrosio was an alternate member of the Company’s Board of Directors from April 2004 to April 2007, when he was elected member of the board. He is General Counsel and Managing Director of VID, the holding company of the Votorantim Group of companies. From 1986 to 1996, he practiced law as an associate and partner in major law firms in Washington, DC and New York City. Since 1996, he has acted as in-house counsel to large companies in Brazil in various sectors of economic activity. Mr. D’Ambrosio is a licensed attorney in São Paulo, Washington, DC, and before the Court of International Trade, New York. He has been at the Votorantim Group since 2003. Mr. D’Ambrosio is a graduate of the University of São Paulo (LL.B), the Harvard Law School (LL.M) and the National Law Center of George Washington University (MCL).

Gilberto Lara Nogueira. Mr. Nogueira has been a member of the Company’s Board of Director since December 23, 2008. Since 2003, he has been serving as Human & Organizational Development Corporate Director of Votorantim Participações. He was CEO of Rhodia Argentina from 1990 to 1992, Engineering Plastics Business Unit Director from 1992 to 1996 and Human Resources Director for Latin America from 1996 to 2001. He was also Human Resources Director for Polyamide Business in France from 2001 to 2003. He graduated in Mechanical Engineering at Escola de Engenharia Mauá and earned a post graduate certificate in Business Administration by FGV.

Wang Wei Chang. Mr. Chang has been a member of the Board of Directors of Aracruz Celulose S.A. since March 6, 2009. He is the Chief Risk Officer of Votorantim Participações and is also member of the Senior Advisory Board and alternate member of the Board of Directors of Perdigão S.A. He was Chief Financial Officer and Investor Relations Director of Perdigão S.A.; Controller of Bank Chase Manhattan S.A in Brazil; Treasurer of Chase Manhattan Bank N.A. in Chile; and Vice President of Citibank N.A in Brazil and Hong Kong. He graduated in Electrical Engineering and holds a Master’s degree in Industrial Engineering.

Carlos Augusto Lira Aguiar. Mr. Aguiar became President of the Company on April 17, 1998. He has been an Officer since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998. Due to the resignation of Mr. Armando da Silva Figueira as President, effective February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993. Since 1981, Mr. Aguiar has held various managerial positions with our operations department.

João Felipe Carsalade. Mr. Carsalade has been an Officer of the Company since September 6, 1993. Since 1976, Mr. Carsalade has held various managerial positions with our commercial department.

Walter Lídio Nunes. Mr. Nunes has been an Officer of the Company since May 27, 1998. Since 1977, Mr. Nunes has held various managerial positions with our industrial department.

Marcos Grodetzky. Mr. Grodetzky was elected a member of our Board of Executive Officers on November 17, 2008 and is one of our principal financial officers, responsible for treasury matters and market relations. Previously, Mr. Grodetzky worked for HSBC Brazil as the Global Banking & Investment Banking Head. He has worked for more than 25 years for different financial institutions, including Citibank, Banco Nacional/Unibanco and Safra Group. Mr. Grodetzky acted as the CFO & Investors Relations Officer for Telemar from 2002 to 2006.

Evandro César Camillo Coura. Mr. Coura was elected a member of our Board of Executive Officers on November 17, 2008. Previously, he was the CEO of Grupo Rede and Head of the Energy Department of the BNDES and is one of our principal financial officers, responsible for internal controls and adherence of our practices to the Company’s rules and policies, as well as for risk management.

Fiscal Committee

Although we are not required under the Brazilian Corporate Law to maintain a permanent fiscal committee (conselho fiscal), or fiscal committee, our by-laws were amended in April 2004 to establish that such corporate body shall be in operation permanently. Under the Brazilian Corporate Law, the fiscal committee is a corporate body independent of management. The fiscal committee is not equivalent to, or comparable with, a U.S. audit committee. Our fiscal committee is comprised of three members, as required by the Brazilian Corporate Law, and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders’ interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. The primary responsibility of the fiscal committee is to review management’s activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian Corporate Law, the fiscal committee may not consist of members that are (i) on our board of directors, (ii) on our board of executive officers, (iii) employed by us or a controlled company, or (iv) spouses or relatives of our management up to the third degree. In addition, the Brazilian Corporate Law requires that the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a fiscal committee to have a minimum of three and a maximum of five members.

At the annual shareholders’ meeting held on April 30, 2009, our shareholders decided to appoint, for the fiscal year ending on December 31, 2009, the members of our fiscal committee and their respective alternates as set forth below. These members shall serve until the annual shareholders’ meeting to be held by April 30, 2010 at the latest:

Name	Position
Luiz Aparecido Caruso	Member
Jorge Juliano de Oliveira	Alternate
Paulo Sérgio Ávila	Member
Paulo César Santos	Alternate
Armando Simões de Castro Filho	Member
Tadeu José Cotrin Ribeiro	Alternate

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our audit committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on June 3, 2005. It complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinate with, our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the Board of Directors for a term of office coincident with that of the Board of Directors. The current members of our audit committee are Sérgio Duarte Pinheiro, Wang Wei Chang and Maurício Aquino Halewicz. All members of the audit committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Sérgio Duarte Pinheiro is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

Biographical Information

Mauricio Aquino Halewicz. Mr. Halewicz is the Controlling Officer of Rede Energia S/A. Since April 1999, Mr. Halewicz has been working in the finance department of utility sector companies. Prior to April 1999, Mr. Aquino worked at Ambev and KPMG.

For information of our other audit committee members, see “—Biographical Information.”

Special Independent Committee

Pursuant to CVM Practice Bulletin (Parecer de Orientação) No. 35, on April 6, 2009 a temporary Special Independent Committee of Aracruz was formed with the purpose of assisting the Board of Directors negotiate and analyze the conditions of the Stock Swap Merger, including the related exchange ratio, and submitting recommendations on this transaction to our Board of Directors. The Special Independent Committee is comprised of three members, namely Messrs. Eleazar de Carvalho Filho, José Roberto Mendonça de Barros e José Pio Borges de Castro Filho. All such members have recognized experience and technical expertise and are (1) independent, (2) not part of any of the Company’s management bodies and (3) subject to the same legal duties and responsibilities as those to which our officers are subject.

The compensation of the members of our Special Independent Committee is set by our Board of Directors. Although the Special Independent Committee is temporary by its own nature, it will be in place for as long as it is necessary to fulfill its objectives or until the Stock Swap Merger is consummated.

Biographical Information

Eleazar de Carvalho Filho. Mr. Carvalho Filho holds a Bachelor’s degree from New York University and a Master’s degree in International Relations from Johns Hopkins University. Mr. Carvalho Filho has extensive experience in corporate and finance transactions. He had served as a member of the board of directors of several major Brazilian companies, including Eletrobrás, Petrobrás, Telemar, São Paulo Alpargatas and Companhia Vale do Rio Doce.

José Pio Borges de Castro Filho. Mr. Castro Filho holds a Master’s degree in Industrial Engineering and Finance from the Pontifícia Universidade Católica of Rio de Janeiro. Mr. Castro Filho is a member of the consulting board of Banco Calyon and Banco Privado Português, as a well as a member of the board of directors of Valepar S.A. He has served as a member of the board of directors of Petrobrás and has been the CEO of BNDES.

José Roberto Mendonça de Barros. Mr. Mendonça de Barros holds a Ph.D. degree in economics from the Universidade de São Paulo and Yale University (Economic Growth Center). Mr. Mendonça de Barros contributed to the design and development of the Novo Mercado listing segment of the Bovespa and has been constantly involved with the development of the Brazilian capital markets. From 1995 to 1998 he served as the Secretary for Economic Policy of the Brazilian Ministry of Finance. Mr. Mendonça de Barros is a member of the board of directors of major Brazilian companies, including Bovespa, Tecnisa and the O Estado de São Paulo group.

B.	Compensation

On April 30, 2009, our shareholders approved an aggregate annual remuneration of up to R$18,500,000 for our directors, executive officers and members of the fiscal committee. Fiscal committee members shall receive individual monthly remuneration equivalent to 10% of the average amount assigned to each director, not including benefits, representation allowance or profit sharing.

For the year ended December 31, 2008, the aggregate compensation of all of our directors and officers was approximately US$8.7 million, which includes bonuses in the aggregate amount of US$4.1 million. In addition, for 2008 we paid an aggregate of approximately US$0.1 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2007, the aggregate compensation of all of our directors and officers was approximately US$5.4 million, which includes bonuses in the aggregate amount of US$1.9 million. In addition, for 2007 we paid an aggregate of approximately US$0.1 million into our pension plan on behalf of our directors and officers. For the year ended December 31, 2006, the aggregate compensation of all of our directors and officers was approximately US$6.0 million, which includes bonuses in the aggregate amount of US$2.9 million. In addition, for 2006 we paid an aggregate of approximately US$0.09 million into our pension plan on behalf of our directors and officers.

We pay part of the variable remuneration of certain of our executives through a payment plan based on the value of our shares. The executives who take part in this plan have their annual performance review assessed in comparison with pre-established targets and objectives to be met during that year. Based on this, a determination is reached as to the amount of variable remuneration to which the executive is entitled for that year and which will be deferred for payment in the future under the terms of the plan. The reference value awarded is divided by the share reference price, calculated as per the table below:

Basis of Calculation

Officers	Computation of “phantom shares”	Average price of Aracruz ADR on the New York Stock Exchange on the final day of the year, multiplied by the US$ exchange rate of the day that the award of shares is approved.

	Payment of “phantom shares”	Average price of our ADR on the New York Stock Exchange for the six months prior to the first day of the month of payment.

Managers	Computation and payment of “phantom shares”	Average price of the market value of our Class B Preferred Shares in December of each year.

The resulting amount is equivalent to a certain number of shares (“Phantom Shares”) which will be used as a basis to pay the corresponding executive in the future. Payments are made in cash, without issue or delivery of shares upon completion of the period of three consecutive years of employment, or the Vesting Period, after the year in which the award is granted. The executives who take part in this plan will not receive the variable remuneration amounts deferred if they voluntarily quit employment before completion of the Vesting Period. See Note 18 to our audited consolidated financial statements.

C.	Board Practices

Our Board of Directors, which may consist of no fewer than five and no more than nine members (each, a director), is responsible for, among other things, establishing our general business policies. Our Board of Directors is currently comprised of five members and two alternates. The term of office of the current Board of Directors will end on the date of the ordinary shareholders’ meeting to take place by April 30, 2010. Our by-laws provide that, in the absence of a director, an alternate director may attend board meetings. We have no service contracts with our directors providing for benefits upon termination of employment.

Our Board of Executive Officers, which may consist of no fewer than two and no more than eight officers (each, an officer), is responsible for our day-to-day management. The executive officers are elected by the Board of Directors for a term of three years. The term of office of each officer will end on the date of the first meeting of the Board of Directors following the ordinary shareholders’ meeting held on April 30, 2009.

Compensation Committee

We have an ad hoc compensation committee formed by three members, the purpose of which is to decide on various matters regarding the compensation of our officers and directors. Currently, the Compensation Committee has one member (Mr. Gilberto Lara Nogueira) and two vacant seats that need to be filled in the near future. Members of the compensation committee do not receive compensation.

Board Practices

Under the Brazilian Corporate Law, members of the Board of Directors must be shareholders of the Company. There is no requirement as to the number of shares an individual must own in order to act as a member of the Board of Directors.

According to the Brazilian Corporate Law, the Company’s Corporate Governance Policy and the Code of Ethics of the Company, officers and directors of a company are prohibited from voting on or acting in matters in which their interests conflict with those of the company.

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

With respect to the borrowing powers of the Board of Directors, the approval of the Board of Directors is necessary to issue commercial paper, but any other financing arrangements may be entered into by us upon the joint signatures of:

•	two officers;

•	one officer and one attorney-in-fact, subject to certain limitations; and

•	two attorneys-in fact, subject to certain limitations.

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

In December 31, 2008, the Company had 8,969 positions for employees and permanently outsourced professionals, of which 2,665 represented employees and 6,304 permanent outsourced professionals.

The Company itself employed a total of 2,665 people at December 31, 2008, compared to 2,495 people employed on December 31, 2007. For the year ended December 31, 2008, 74% of our workforce was directly involved in the production process, 4% were engaged in research and development and 22% were administrative employees. As of December 31, 2008, 55% of our employees were employed at the Barra do Riacho Unit, 19% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 23% were employed at the forest sites in Conceição da Barra (Espírito Santo), and Posto da Mata (Bahia) and 1% at our offices outside Brazil. For the year ended December 31, 2007, 52% of our employees were employed at the Barra do Riacho Unit, 20% were employed at the Guaíba Unit, 2% were employed at the offices in the city of São Paulo, 25% were employed at the forest sites in Conceição da Barra (Espírito Santo) and Posto da Mata (Bahia) and 1% at our offices outside Brazil.

As of December 31, 2008, our employees’ average age was 37 years of age and 93% of them had attended high school, 87% were male. From the total of our employees at that date, 78% were born in the states of Espírito Santo, Rio Grande do Sul and Bahia, areas where our main industrial plants and forestry production are located. All of our employees are subject to collective bargaining agreements with eight unions. Each collective bargaining agreement is renegotiated annually between October and November. The agreements currently in effect will expire in September and October 2009.

In December 1994, the Executive Branch of the Brazilian government issued a provisional measure (medida provisóría), which was converted into Law No. 10,101/00, giving employees the right to receive a bonus based on certain operating results of their employer, as such right is contemplated in the Brazilian Constitution. The law provides that each company and its employees shall agree on the details of such bonus, including the calculation of the amount of the bonus and the applicable payment periods. Pursuant to such legislation, since 1995 the Company and its employees’ labor unions have negotiated the terms of two different bonus plans on an annual basis, one for the Company’s management and another for non-management employees, which plans meet the requirements of the provisional measure. Any bonus to be paid under either of the plans is based on the Company reaching certain operating targets and financial results. The total amount paid by the Company under these bonus plans in 2008, referring to the 2007 fiscal year, amounted to US$11.4 million. We provide certain benefits to our employees, including funds to operate a school and programs with opportunities for young professionals, voluntary work in communities and other efforts with a view to improving overall quality of life. We contribute, jointly with the employees, to an employee pension fund, of which most trustees are also our executive officers.

E.	Share Ownership

As of April 30, 2009, the members of our Board of Directors and our officers, on an individual basis and as a group, beneficially owned less than one percent of any class of our stock. None of the members of our Board of Directors or our officers holds any options to purchase our common shares or Preferred Shares. See “Item 7A. Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of April 30, 2009:

	Number of Common Shares	Number of Preferred Shares	Total	% of the total shares outstanding
Board of Directors
Raul Calfat	—	501	501	0.0
Albano Chagas Vieira	—	1	1	0.0
Sérgio Duarte Pinheiro	—	10	10	0.0
Gilberto Lara Nogueira	—	1	1	0.0
Alexandre Silva D’Ambrósio	—	1	1	0.0
Luiz Felipe Schiriak	—	1	1	0.0
Wang Wei Chang	—	1	1	0.0
Executive Officers
Carlos Augusto Lira Aguiar	—	10,599	10,599	0.0
João Felipe Carsalade	—	—	—	0.0
Walter Lídio Nunes	—	—	—	0.0
Marcos Grodetzky	—	—	—	0.0
Evandro César Camillo Coura	—	—	—	0.0

Total	—	11,115	11,115	0.0

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Of our three classes of shares (common, Class A Preferred Stock and Class B Preferred Stock) of our capital stock outstanding, only our common stock has voting rights. As of May 29, 2009, approximately 96.5% of our common stock was owned, directly and indirectly, by VCP which, in turn, is controlled by VID in association with BNDESPar. Accordingly, VCP has the ability to control the election of the members of our Board of Directors and the direction and future of our operations, including decisions regarding acquisitions and other business opportunities, the declaration of dividends in excess of the required amounts as set forth under our by-laws and the Brazilian Corporate Law, and the issuance of securities.

Before VCP became our controlling shareholder, we were controlled by a shareholder group that included Arapar S.A., or Arapar (the investment vehicle of the Lorentzen, Moreira Salles and Almeida Braga families), Arainvest Participações S/A, or Arainvest (the investment vehicle of the Safra family), Treasure Hold Investments (a company controlled by Joseph Yacoub Safra and Moise Yacoub Safra, and an affiliate of Banco Safra S.A.), Newark Financial Inc. (a British Virgin Islands company wholly owned by VCP), and the BNDES. A shareholders’ agreement, dated January 22, 1989, or the Aracruz Shareholders’ Agreement, set forth the terms according to which this shareholder group would exercise control over us. This shareholders’ agreement expired on May 11, 2008.

Also, an agreement, or the Lorentzen–Safra Agreement, between Arapar and Lorentzen Empreendimentos S/A, on one side, and Arainvest, on the other, provided those parties with a right of first refusal and the right of a tag along sale if one of the parties to that agreement were to sell their stake in Aracruz.

In May 2008, the Aracruz Shareholders’ Agreement expired.

On August 6, 2008, VCP announced the acceptance by Arapar of a proposal to acquire Arapar’s shares in Aracruz, which, under the terms of the Lorentzen–Safra Agreement, triggered a right of first refusal and a tag along right for Arainvest. However, with the severe market seizures unleashed by the world financial crisis in the fourth quarter of 2008, the closing of VCP’s acquisition of Arapar’s stake in our common shares, which had been originally scheduled for October 6, 2008, was postponed.

On January 20, 2009, VCP concluded the final terms of the negotiations with Arapar to acquire 127,506,457 Aracruz common shares held by Arapar, representing approximately 28% of our voting capital. This triggered a 90-day contractual tag-along right for Arainvest to sell its Aracruz shares to VCP on the same terms as those negotiated with Arapar.

In March 5, 2009, VCP announced that it would purchase 127,506,457 Aracruz common shares held by Arainvest, representing approximately 28% of Aracruz’s voting capital, as a result of the exercise of contractual tag along rights under the Lorentzen–Safra Agreement. With the exercise of this tag along right, the Lorentzen–Safra Agreement expired.

The following table sets forth the amount and percentage ownership at May 29, 2009 of each shareholder known to us to own, directly or indirectly, more than 5% of each class of our capital stock.

	Share Ownership at May 29, 2009
	Common Stock		Class A Preferred Stock(1)		Class B Preferred Stock
	Shares	%	Shares	%	Shares	%
	(in millions of shares, except percentages)
Votorantim Celulose e Papel S.A. and subsidiaries
Votorantim Celulose e Papel S.A (2)	61.6	13.5	—	—	—	—
São Teófilo Representações e Participações S.A.(3)	188.0	41.3	—	—	—	—
Newark Financial Inc. (3)	127.5	28.0	—	—	—	—
Arapar S.A.(3)	62.3	13.7	—	—	—	—

Votorantim Celulose e Papel S.A(2) and subsidiaries - Total	439.4	96.5	—	—	—	—
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (4)	—	—	—	—	31.7	5.8
Joseph Yacoub Safra	—	—	13.9	49.6	28.9	5.3
Moise Yacoub Safra	—	—	13.9	49.6	28.9	5.3
Others	15.5	3.5	0.2	0.8	458.2	83.6

Total	454.9	100.0	28.0	100.0	547.7	100.0

Source: Banco Itaú S.A.

(1)	Each share of Class A Preferred Stock of the Company may be converted into one share of Class B Preferred Stock of the Company at any time at the holder’s option. Shares of Class B Preferred Stock are not convertible into shares of Class A Preferred Stock.
(2)	VCP is a Brazilian publicly held corporation controlled by VID, in association with BNDESPar, that operates in the pulp and paper segment.
(3)	São Teófilo Representações e Participações S.A. and Arapar S.A. are Brazilian corporations. Newark Financial Inc. is a British Virgin Islands company. All these companies are directly or indirectly controlled by VCP.
(4)	PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil is the pension fund of the employees of Banco do Brasil S.A.

Our major shareholders do not have voting rights different from our other shareholders within the same class.

B.	Related Party Transactions

BNDES Loan Agreements

BNDES, a former shareholder of Aracruz and one of our major indirect shareholders, is also one of our main creditors. As of December 31, 2008, the aggregate principal amount outstanding of Aracruz loans with the BNDES was approximately US$306.8 million, or BNDES debt, which represented approximately 8% of our total indebtedness. The interest payable by us on the real-denominated debt is equal to the TJLP rate plus 1.8% to 4.5% per annum. The TJLP rate is set by the CMN and is reset quarterly. The debt that is denominated in, or indexed to, foreign currencies is corrected by changes in the exchange rate, plus interest of 5.86% to 7.76% per annum.

As of December 31, 2008, the BNDES debt was secured by a mortgage on our industrial site at the Municipality of Aracruz. In April 2009, the mortgage related to certain of our BNDES debt contracts were transferred from certain assets of our Barra do Riacho Unit to certain assets comprising our Guaíba Unit. For part of these mortgages, the measures to replace the mortgage from the industrial complex of the Barra do Riacho Unit to the Guaíba Unit are still in progress. We believe that the BNDES debt is on terms comparable to those offered by BNDES to unaffiliated third parties in similar financings. Because the BNDES was organized by the Brazilian government in large part to support development of businesses within Brazil, loans made by the BNDES, including the BNDES debt, are typically on terms more favorable to the borrower than would be available from non-governmental lending institutions. See Note 10 of the audited consolidated financial statements.

Veracel

As of December 31, 2008, the Company is contingently liable as a several guarantor with respect to 50% of Veracel’s indebtedness. Veracel is a Brazilian non-listed corporation under joint control with another company that is the several guarantor of the other 50% of Veracel’s indebtedness. The total amount guaranteed by the Company is US$217.5 million at December 31, 2008. The expiration of the guarantees range from 2008 to 2014. At any time through those dates, the Company will be obligated to perform under the guarantees by primarily making the required payments, including late fees and penalties, limited to its proportion of the guarantees, if and whenever Veracel shall default in the payment of any of the guaranteed obligations, after the date of communication of default by the creditor pursuant to the terms and conditions of the relevant agreements. The fair value of such guarantee, and the cost to the Company associated with providing it, is immaterial.

In addition, on March 31, 2005 we entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which we have undertaken to buy from Veracel fifty percent (50%) of the annual output of pulp from the Veracel pulp mill. This agreement entered into force on the operational start-up of Veracel, which occurred in May 2005, and shall be in effect for as long as the Veracel Shareholders’ Agreement is valid.

Other Matters

Banco Votorantim S.A. and Banco Safra S.A.

As of December 31, 2008, we had cash and cash equivalents in the amount of US$41.6 million and US$75.9 million invested with Banco Votorantim S.A. and Banco Safra S.A., respectively.

Of the total amount invested with Banco Votorantim S.A., US$37.1 million was invested in certificates of deposit and US$4.5 million in secured debentures (debêntures compromissadas). Of the total amount invested with Banco Safra S.A., US$54.3 million was invested in certificates of deposit, US$13.7 million in secured debentures and US$7.9 million in a mutual fund managed by Banco Safra S.A.

Banco Votorantim S.A. is controlled by the Emilio de Moraes family, who in turn controls VCP and VID. Banco Safra S.A. is controlled by Joseph Safra, one of the largest holders of our Class A Stock.

Norsul Navigation Agreement

On December 19, 2000, Companhia de Navegação Norsul, a company then indirectly controlled by Mr. Erling Sven Lorentzen, the former chairman of our Board of Directors and one of the former members of our control group, executed an agreement with us that established the terms and conditions to implement the investments and operations of a project to ship wood logs from our private harbor terminal of Caravelas, in the south of the state of Bahia, to Portocel, port terminal of the Barra do Riacho Unit. According to this agreement, we will reimburse Norsul for the costs incurred on the acquisition and the operation of ships and other direct costs, as well as pay to Norsul a monthly administration fee. This agreement has a term of 20 years, starting on the issuance date of the first shipment’s notice of readiness.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 3A. Selected Financial Data.”

Export Sales

During 2008, we produced approximately 2,557,000 tons of BEKP (3,106,000 tons, including 50% of Veracel’s pulp production). Pulp sales in 2008 were approximately 2,917,000 tons. During 2007, we produced approximately 2,569,000 tons of BEKP (3,095,000 tons, including 50% of Veracel’s pulp production). Pulp sales in 2007 were approximately 3,104,000 tons. During 2006, we produced approximately 2,616,000 tons of BEKP (3,104,000 tons, including 50% of Veracel’s pulp production). Pulp sales in 2006 were approximately 3,021,000 tons. Sales to customers outside Brazil, especially in North America, Western Europe and Asia, accounted for approximately 98% of our total sales volume in each of 2008, 2007 and 2006. See “Item 4B. Business Overview—General.”

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

Labor Claims

As a part of our ongoing operations, we are a party to approximately 1,598 other legal actions relating primarily to labor claims by former employees. Such claims consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (FGTS), and also of additional amounts allegedly owed to certain employees that perform hazardous activities. At December 31, 2008, the Company had a total provision recorded for labor proceedings of US$17.6 million (US$20.4 million on December 31, 2007) and a corresponding deposit in a judicial escrow account of US$7.2 million (US$7.5 million on December 31, 2007).

Litigation in Connection with Environmental Matters

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

Proceedings in Connection with Indigenous Population

In January 1997, the Fundação Nacional do Índio, or FUNAI, the Brazilian government agency responsible for indian affairs, instituted an administrative proceeding to force us to relinquish 13,000 hectares of our property to enlarge neighboring indian reservations encompassing the indian communities of Pau Brasil, Caieiras Velhas and Comboios. In January 1997, we filed a response and related documents with FUNAI stating that we are a good-faith owner since we had legally acquired such land from the former owners based on proper documentation. In March 1998, the Ministry of Justice issued Administrative Edicts Nos. 193, 194 and 195, which provided solely for the enlargement of the indian reservation by 2,571 hectares of land belonging to us. In April and June 1998, we signed two Terms of Settlement with the indian communities of Pau Brasil, Caieiras Velhas and Comboios that settled the administrative proceeding and in which: (i) the indians recognized the legitimacy of Administrative Edicts Nos. 193, 194 and 195 and (ii) we committed to a financial aid program for social, agricultural, educational, shelter and health projects, in an amount in reais equal to approximately US$7.6 million at December 31, 2007 over a 20-year period. Despite the fact that the Terms of Settlement were in force, on May 17, 2005, indians from the state of Espírito Santo invaded areas owned by the Company and in October 2005 they invaded the industrial premises of the Company, where they stayed for almost 24 hours. In view of the invasion of its property, the Company notified the FUNAI, the indian communities’ representatives and the Federal Public Prosecutor (Ministério Público), declaring the invasion to be a violation of the Terms of Settlement, and thus the Company suspended compliance with its obligations thereunder. As of December 31, 2007, while the Terms of Settlement were being complied with, the Company had donated to the Indian Associations approximately the local currency equivalent to US$5.4 million under the Terms of Settlement.

On February 17, 2006, FUNAI published Dispatches No. 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Administrative Edict No. 1.299/05, which recommends the extension of indian reservations by approximately 11,000.00 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by indians. The Company presented its challenge of those Dispatches on June 19, 2006. Beginning in September 2006, in order to pressure the Ministry of Justice’s decision, indians and representatives of social movements (such as the Landless Workers Movement) have sponsored a series of invasions and setting of criminal fires on our lands, with some 200 hectares of plantations being destroyed, roads being interrupted and employees of the Company being threatened.

On December 12 and 13, 2006, indian demonstrators supported by the Landless Workers Movement invaded Portocel premises, interrupting the activities and threatening 150 employees. Portocel activities were reinitiated after two thousand people (among Company’s employees and sympathizers) supported by four unions made a demonstration asking the invaders to leave the area and respect their right to work. Besides the damage caused by the stoppage, losses in the amount of approximately US$2 million in infrastructure and pulp were reported. In early 2007, the Ministry of Justice, which should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it broaden the studies “with a view towards preparing an appropriate recommendation that assuages the interest of both parties.” On August 27, 2007, the Ministry of Justice, based on the conclusions of the working group set up by FUNAI Edict No. 1.299/05, issued Edicts No. 1,463 and 1,464 determining the enlargement of the indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book value of such lands is immaterial. The land dispute among Aracruz and the indian communities in the state Espírito Santo was resolved in 2007.

On December 3, 2007, in the Ministry of Justice in Brasilia, a Termo de Ajuste de Conduta, or TAC, an agreement to adjust conduct, that considers the rights and obligations of the Company, the indians and the National Indian Foundation-FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities, was signed. The TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements derived from Company’s good-faith occupation of such lands. The enlargement of the indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective. The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Public Prosecution Office and FUNAI – which was responsible for hiring a company to do the physical demarcation of the lands – and sets forth that both parties will abandon any current or future claims against each other in relation to the matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, state of Espírito Santo. Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, 2007, and subsequently ratified by them on November 28, 2007, as recommended by Convention 169 of the International Labor Organization (ILO) regarding indigenous and tribal peoples, to which Brazil is a signatory. The Company considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the indians for an enlargement in their lands, while at the same time providing the Company with the legal assurances that these lands will not be expanded again.

Proceedings in Connection with Tax Matters

We are contesting in local federal courts changes in the rates and rules for the calculation of PIS and COFINS determined by Law No. 9,718/98. In November 2001, the Company was granted a favorable judgment. After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and changes to the taxable revenue basis of these social contributions, and decided to pay the accrued amount in installments according to a special installment tax collection program called PAES, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted injunctive relief (medida liminar) allowing it not to pay the PAES installments related to such modification. Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, indicating that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Nevertheless, considering a late 2007 pronouncement of the IBRACON, the Company recognizes a provision with respect to such legal actions which equaled approximately US$75.4 million as of December 31, 2008.

On September 10, 2003, the Company obtained a preliminary court order giving it the right not to pay the Contribuição Social sobre o Lucro Líquido (CSLL), a Brazilian federal social contribution generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$60.1 million as of December 31, 2008.

The Company’s operations are located within the geographic area of the ADENE, and the pulp and paper sector is considered by the Brazilian government as a priority for the development of such geographic area. Accordingly, during 2002, the Company applied for, and was awarded the right to, a reduction in income taxes payable on its operating profits. The tax benefit was authorized by the ADENE and subsequently confirmed by the Secretaria da Receita Federal, or SRF, the Brazilian federal revenue service in December 2002. On January 9, 2004, the Company was notified by the ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Ministério da Integração Nacional, the Brazilian national integration ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

During 2004 and 2005, the ADENE issued several acts with the objective of annulling the tax benefit used by the Company. Such acts were always challenged by the Company and no final decision on the merits has been issued as of June 15, 2009. Nevertheless, in December 2005 the Company was notified by the SRF to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$97 million. The Company presented its defense in January 2006 but its arguments have not been accepted by the SRF. The Company appealed to the Federal Taxpayers Council and is currently awaiting a decision.

The Company’s management, based on the advice of external legal counsels, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. In respect of the tax incentive recorded until 2004 (US$66.8 million on December 31, 2004), it is the management’s understanding, based on advice of external legal counsels, that tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and the ADENE. The Company’s management also believes, based on external legal counsels’ opinions, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has vested right to use the tax incentive until the date set forth under applicable law and in the acts issued by the ADENE.

Notwithstanding the confidence in the merits of its case, the Company, considering the facts occurred during the years 2004 and 2005, which indicate the ADENE’s and the SRF’s inclination to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted. Based on the opinion of our legal advisors, our management believes that a final decision with respect to the tax incentive recorded up to 2003 will probably be in favor of the Company. Thus, no provisions for loss were booked for the amounts of the benefits already recognized. However, there is no assurance that the tax benefit will be updated or made available in the future.

In October 2006, the Company received 32 notifications related to tax assessments, issued by the government of the state of Espírito Santo, in the total amount of US$41.2 million related to the alleged non-compliance of formal ancillary obligations and supposedly inappropriate ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. The Company has paid a part of that value, corresponding to 15 notifications and has been contesting another 17 notifications, in the amount of US$40.1 million. Of this amount we have already been granted favorable decisions in tax notifications amounting to US$6.3 million. In March 2008, we received notice of judicial claims deriving from three of the tax assessments judged against us in the amount of approximately US$33.4 million, and we timely contested them. Based on the opinion of legal advisors, we believe that our chances of success in the judicial environment are between possible and probable, and thus no provision has been recognized.

Land Disputes

In April and October, 2006, the Instituto Nacional de Colonização e Reforma Agrária, or INCRA, the Brazilian institute for land reform, published Public Notes (Editais) informing that Technical Identification Reports issued by commissions set up by the INCRA concluded that approximately 22,570 hectares of land located in the Municipalities of Conceição da Barra and São Mateus, in the state of Espírito Santo, are considered the territory of the Comunidades Quilombolas de Linharinho e de São Jorge (black communities of Linharinho and São Jorge), comprising areas of 9,500 hectares and 13,070 hectares, respectively. From that total area, approximately 17,130 hectares are the legitimate property and possession of the Company and of its subsidiary Mucuri Agroflorestal S.A., being 8,500 hectares located in the area considered the territory of the Linharinho community and 8,630 hectares located in the area considered the territory of the São Jorge community. The Company timely presented its defenses, challenging both Public Notes, and is confident in the merit of its case.

Class Action

In November 2008, a securities class action lawsuit was filed against us and certain of our current and former officers and directors in a U.S. federal court purportedly on behalf of persons who purchased our shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit we are defending. The complaint asserts claims alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that we represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which we had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

Other Proceedings

In the Extraordinary General Shareholders Meeting of Aracruz, held on November 24, 2008, it was decided that a derivative suit under Brazilian law should be filed against Mr. Isac Roffé Zagury, Aracruz’s former Chief Financial Officer, in order to declare him legally responsible for the significant losses incurred by Aracruz with derivatives transactions in 2008 that had been allegedly executed without observing the limits set forth in Aracruz’s financial policy. This lawsuit was duly filled before the Court of the City of Rio de Janeiro on February 20, 2009.

According to the information disclosed on the CVM’s website, the CVM is analyzing a proposal to institute an administrative proceeding related to Aracruz’s losses with derivatives transactions in 2008. Although the CVM has already requested Aracruz to provide information in connection with those transactions, and Aracruz has promptly complied with such request, there is no official data regarding the status of the referred administrative proceeding. Proceedings of such nature aim to define the ultimate responsibility of directors, officers, members of the Fiscal Committee, independent auditors and shareholders involved with the subject matter of the investigation, and normally do not materially affect the related company.

We voluntarily reported certain facts to the SEC in connection with our derivative losses incurred in 2008. We are conducting an internal investigation of these transactions and are cooperating with an informal inquiry by the SEC on this matter.

Dividends

General

Under the Brazilian Corporate Law, we are required to hold an annual shareholders’ meeting by April 30 of each year. At that meeting, our financial statements for the previous year and the proposal for distribution of dividends are submitted for shareholder’s approval. Accordingly, dividends for each fiscal year ending December 31 may be declared by April 30 of the subsequent year. Dividends are to be paid within 60 days from the date declared, unless otherwise resolved at the annual shareholders’ meeting at which they were declared. In any event, declared dividends must be paid before the following December 31. Dividends relating to prior years in excess of those required to be paid by law may be declared and paid at any time by decision of the Board of Directors. The Board of Directors may also elect to pay interim dividends either:

•	based on our net income for any period within our fiscal year; or

•	from our retained earnings or certain other revenue reserves established in prior years.

Holders of Class A Preferred Stock are entitled to an annual preferential dividend equal to a minimum of 6% of the capital represented by the Class A Preferred Stock, to be paid from annual adjusted net income. In the event dividends in excess of those paid to the holders of Class A Preferred Stock are distributed, holders of common stock and Class B Preferred Stock share ratably in such excess up to an amount equal to the Class A Preferred Stock preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Preferred Stock, Class B Preferred Stock and common stock, but Classes A and B Stock holders are entitled to receive dividends at least 10% higher than the amount per share paid to holders of common stock. See “—Dividend Preferences.”

Interest on shareholders’ equity

Brazilian legislation also allows the Company to distribute corporate dividends in the form of interest on shareholders equity. Such interest is considered financial expenses for tax purposes and may be deducted from the corporate income tax base. Declaration and payment of interest on shareholders’ equity may be decided at a shareholders meeting or by the Board of Directors, in which case it shall be subject to ratification by the shareholders meeting. The rights and preferences attributed to shareholders in the declaration and payment of interest on shareholders’ equity are equal to those applicable to the distribution of dividends. For example, Classes A and B Stockholders are entitled to receive interest on shareholders’ equity at least 10% higher than the amount per share paid to holders of common stock. Interest on shareholders’ equity is subject to income tax withholding. See “Item 10E. Taxation—Brazilian Tax Considerations—Taxation on Distributions.”

The interest on shareholders’ equity may be attributed to the mandatory dividend related to the fiscal year in which such interest is paid/declared, and is limited to (a) the amount equivalent to 50% of the greater among (i) the profit of the relevant year or (ii) accumulated profits plus profit reserves; (b) the amount of the minimum mandatory dividend; and (c) the amount of the capital reserves comprising (i) premium reserve, (ii) the product of the sale of founders shares and subscription bonuses, (iii) premium received in the issue of debentures and (iv) donations and subventions for investments.

Calculation of Adjusted Net Income

The Brazilian Corporate Law requires that 5% of a company’s annual net income be appropriated to a legal reserve fund, until the amount of such fund reaches an amount equal to 20% of the capital stock of such company, as recorded in its statutory accounting records. For purposes of calculating such amount, the Brazilian Corporate Law provides that the “capital” of a company is equal to the aggregate paid-in capital upon the subscription of such company’s capital stock, plus the amount of annual increases to such amount due to monetary corrections for inflation. The amount of our legal reserve as of December 31, 2007 was approximately R$389.5 million (equivalent to US$219.9 million), or 13.5% of our capital. Due to net losses incurred in 2008, the earning and capital reserves were reversed.

The Brazilian Corporate Law allows for three additional appropriations of net income, each of which must be approved by the holders of common stock. First, a portion of net income may be appropriated to a reserve for anticipated losses which are deemed probable in future years. Conversely, any amount so reserved in prior years must be returned to net income in the fiscal year in which the reason for such reserve ceases to exist or in which the loss takes place. Second, net income may be appropriated to an unrealized income reserve for future income to be realized from:

•	increases in the net worth of affiliated companies; and

•	income from term sales to be received in subsequent fiscal years.

Third, net income may be appropriated for discretionary purposes, ratified by the shareholders for business expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, a company may elect to retain the appropriations until the shareholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which retained earnings a cash dividend may then be paid.

Brazilian legislation requires that the calculation of the amount of a company’s net income available for dividend distributions to its shareholders be determined on the basis of financial statements prepared in accordance with Brazilian GAAP using the corporate law method. Such net income of a company may not be the same as that determined by the currency of constant purchasing power method. Through 1995 our net income was the same under both Brazilian methods, but differed from that determined in accordance with U.S. GAAP. For all financial statements prepared for any period ended after January 1, 1996, Law No. 9,249/95 has abolished the requirement that companies apply monetary correction to their financial statements. Although the actual amount of dividends as remeasured into U.S. dollars is contained in the audited consolidated financial statements, investors will be unable to use U.S. GAAP financial information made available by us to calculate such dividends.

Payment of Dividends

Under the Brazilian Corporate Law and in accordance with our by-laws, we are required to allocate at least 25% of our adjusted net income for each fiscal year to the payment of dividends, or the mandatory dividend. However, the Brazilian Corporate Law provides that a public company is not required to pay the mandatory dividend in any year if the management of such company communicates to its shareholders at its annual shareholders’ meeting that the payment of such dividend would be detrimental to the company based on its financial situation and if, within five days of the annual shareholders’ meeting, the company forwards to the CVM an explanation for the nonpayment of the dividend. Adjusted net income that is not so distributed and is not absorbed by losses in subsequent years must be paid in dividends as soon as the financial condition of the company permits.

Proposals to declare and pay dividends in excess of the statutory minimum are generally made at the recommendation of the board of directors and require approval by the vote of holders of common stock. Our board of directors has adopted a policy pursuant to which any such proposal will be dependent upon our results of operations, financial condition, cash requirements for our business, future prospects and other factors deemed relevant by the board of directors. There can be no assurance that there will be any adjusted net income or that dividends in excess of the statutory minimum will be paid, nor is there any legal or other requirement to such effect. In the event that the board of directors elects to pay interim dividends or interest on shareholders equity in any year, such interim dividends or interests will count toward the calculation of the mandatory dividend for such year. Generally, dividends are payable to persons who are shareholders of record on the date on which dividends are declared. We are not required by law to monetarily correct dividends for inflation occurring during the period from the date such dividends are declared to the date they are paid.

As a general requirement, shareholders who are not residents of Brazil must be registered with the Central Bank in order to have dividends, sales proceeds or other amounts with respect to their shares remitted outside of Brazil. The shares of Class B Preferred Stock underlying the ADSs will be held in Brazil by the Custodian, as agent for the Depositary, which will be the registered owner of such shares on the records of the Transfer Agent. Payments of cash dividends and distributions, if any, will be generally made in reais to the Custodian on behalf of the Depositary, which will exchange the reais for U.S. dollars and will deliver the U.S. dollars to the Depositary for distribution to the ADR holders. In the event that the Custodian is unable to immediately convert the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected if the real devalues against the U.S. dollar before such dividends are converted and remitted. Since November 2006 Brazilian exporters are authorized, pursuant to the terms of Law 11,371, to keep a certain amount of their export revenues in foreign financial institutions and use such revenues to make investments and pay obligations of the exporter. The Company may, from time to time and at its convenience, use revenues kept abroad pursuant to Law 11,371 to pay dividends and any other cash distributions, thus avoiding procedures to remit U.S. dollars abroad. Devaluation of the real will reduce the value in U.S. dollars of distributions and dividends on the Class B Preferred Stock and may reduce the value of the Class B Preferred Stock and the ADSs. There can be no assurance that the real will not devalue relative to the U.S. dollar, as in the past, that the real will not fluctuate significantly relative to the U.S. dollar or that any such depreciation or fluctuations will not adversely affect the value of the Class B Preferred Stock or ADSs or any distributions and dividends thereon. Dividends in respect of shares of our Class B Preferred Stock paid to holders who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax. Interest on shareholders equity is subject to income tax withholding. See “Item 10E. Taxation—Brazilian Tax Considerations.”

History of Dividend Payments

The following table sets forth the dividends paid by us to holders of our capital stock since 2004. The exchange rates used to convert dividends in reais into U.S. dollars were the rates in effect on the related payment dates.

Year	Common Stock	Class A Preferred Stock	Class B Preferred Stock
	(in US$ dollars per share)
2004(1)	0.11	0.12	0.12
2004(2)	0.08	0.09	0.09
2005(3)	0.05	0.06	0.06
2005(4)	0.12	0.13	0.13
2006(5)	0.06	0.07	0.07
2006(6)	0.13	0.15	0.15
2007(7)	0.08	0.08	0.08
2007(8)	0.14	0.16	0.16
2008(9)	0.11	0.12	0.12
2008(10)	0.08	0.09	0.09

(1)	Including dividend declared on April 29, 2004 and paid on May 14, 2004.
(2)	Including the interest on shareholders’ equity declared on October 19, 2004 and November 16, 2004 and paid on November 11, 2004 and December 10, 2004, respectively. The interest on shareholders equity were attributed to the mandatory dividend relating to the 2004 fiscal year, which were declared on April 27, 2007
(3)	Including the dividend declared on April 29, 2005 and paid on May 09, 2005.
(4)	Including the interest on shareholders’ equity declared on April 19, 2005, May 19, 2005, June 20, 2005 and December 20, 2005 and paid on May 13, 2005, June 13, 2005, July 13, 2005 and January 13, 2006, respectively. The interest on shareholders equity were attributed to the mandatory dividend relating to the 2005 fiscal year, which were declared on April 28, 2006 and paid on May 13, 2006.
(5)	Including the dividend declared on April 28, 2006 and paid on May 11, 2006.
(6)	Including the interest on shareholders’ equity declared on March 23, 2006, June 20, 2006, September 19, 2006 and December 22, 2006, and paid on April 13, 2006; July 13, 2006, October 10, 2006 and January 11, 2007, respectively. The interest on shareholders equity were attributed to the mandatory dividend relating to the 2006 fiscal year, which are to be declared by April 27, 2007
(7)	Including the dividend declared on April 24, 2007 and paid on May 16, 2007.
(8)	Including the interest on shareholders’ equity declared on March 21, 2007, June 19, 2007, September 18, 2007 and December 21, 2007, and paid on April 24, 2007; July 18, 2007, October 17, 2007 and January 16, 2008, respectively. The interest on shareholders equity was attributed to the mandatory dividend relating to the 2007 fiscal year, which was declared in April, 2008.
(9)	Dividend declared on April 30, 2008 and paid after May 14, 2008.
(10)	Interest on shareholders’ equity declared on March 18, 2008 and June 20, 2008, and paid on April 23, 2008 and July 23, 2008, respectively. No dividends were declared relating to the 2008 fiscal year.

Dividend Preferences

Depending on the amount of our annual adjusted net income, holders of our Class A Preferred Stock are entitled to an annual minimum preferential dividend equal to 6% of the capital attributable to its class of shares. In the event dividends are not paid for three consecutive years, holders of all classes of Preferred Shares, including Class A Preferred Stock and Class B Preferred Stock, will be entitled to voting rights.

In the event that dividends in excess of those paid to the holders of Class A Preferred Stock are distributed, holders of common stock and Class B Preferred Stock share ratably in such excess up to an amount equal to the Class A Preferred Stock minimum preferential dividend. Any dividends thereafter remaining for distribution are shared ratably by all holders of Class A Preferred Stock, Class B Preferred Stock and common stock. Payment of the mandatory dividend is subject to the Class A Preferred Stock minimum preferential dividend.

On June 5, 1997, the Brazilian Congress enacted Law No. 9,457/97, amending the Brazilian Corporate Law, to grant holders of preferred stock that do not carry a right to a fixed or minimum dividend a statutory right to receive dividends in an amount per share of at least ten percent higher than the amount per share paid to holders of common stock. The Class A Preferred Stock and Class B Preferred Stock, including those underlying the ADSs, are entitled to such higher dividend distributions.

Significant Rights, Privileges, Conversion Features and Tag Along Rights of the Aracruz Common Stock and the Aracruz Class A Preferred Stock and Aracruz Class B Preferred Stock

The Company presents below the significant rights, privileges and conversion features of its shares.

	Aracruz Common Stock	Aracruz Class A Preferred Stock	Aracruz Class B Preferred Stock
Voting Rights	• Full voting rights.

•   None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.

•   None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.

Privileges	• None.

•   Priority in the return of capital in the liquidation of the Company.

•   Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

•   Priority in the distribution of a minimum annual cash dividend equivalent to 6% of the capital attributable to it.

• Priority in the return of capital in the liquidation of the Company. • Right to receive cash dividends in an amount 10% higher than dividends attributable to each common stock.

Conversion Features	• None.	• Can be voluntarily converted by the shareholder into Class B Preferred Stock (but not into Aracruz Common Stock) at any time at the option and cost of the shareholder at a conversion ratio of 1:1.	• Cannot be voluntarily converted by the shareholder into Class A Preferred Stock nor to Aracruz Common Stock.

Tag Along Rights	• Yes, payable at 80% of the purchase price paid to selling controlling shareholders upon a sale of the companies’ controlling block.	• None.	• None.

B.	Significant Changes

No significant change has occurred since the date of the annual audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The principal non-United States market for our Class B Preferred Stock, as well as our Class A Preferred Stock and Common Stocks, is the Bovespa. In the United States, the Class B Preferred Stock trades in the form of ADSs, which are evidenced by ADRs issued by Citibank N.A., our Depositary, each currently representing ten shares of Class B Preferred Stock. The ADSs are listed on the NYSE under the symbol “ARA.” In December 1999, we established a sponsored share trade program to list and trade a number of our Class B Preferred Shares on the Latin-American Securities Market, or Latibex, which is managed by the Madrid Stock Exchange of Spain. The custodian of our Class B Preferred Shares trading on the Latibex is the Servicio de Compensación y Liquidación, S.A., in Spain, and the custodian is Companhia Brasileira de Liquidação e Custódia. Trading of our Class B Preferred Shares on the Latibex started on December 1, 1999.

Market Price Information

The table below sets forth for the periods indicated the high and low closing sales prices for (i) the Class B Preferred Stock on the Bovespa and (ii) the ADSs on the NYSE. See “Item 10D. Exchange Controls” for information with respect to exchange rates applicable during the periods set forth below:

	Nominal reais per Share of Class B Preferred Stock		U.S. dollars per ADS(1)
	Bovespa		NYSE
	High	Low	High	Low
2004:
Annual	11.44	8.75	39.61	28.36
2005:
Annual	11.00	7.32	41.23	29.60
2006:
Annual	14.19	8.47	62.69	38.81

2007:
First Quarter	13.72	10.25	63.27	50.35
Second Quarter	13.30	10.58	69.47	51.80
Third Quarter	13.56	10.31	74.04	49.01
Fourth Quarter	14.15	11.45	80.24	63.85
Annual	14.15	10.25	80.24	49.01

2008:
First Quarter	12.83	10.23	77.69	56.78
Second Quarter	14.98	11.72	92.22	69.08
Third Quarter	11.89	6.28	74.93	8.40
Fourth Quarter	6.99	1.72	36.00	6.78
Annual	14.98	1.72	92.22	6.78

Share price for the most recent six months:
December 2008	2.49	1.72	11.43	6.78
January 2009	3.18	1.97	13.68	8.28
February 2009	1.98	1.69	8.70	6.72
March 2009	1.69	1.25	7.50	5.29
April 2009	2.85	1.51	12.71	6.57
May 2009	3.99	2.72	18.64	11.54

(1)	Source: Bloomberg. Each ADS represents 10 Class B Preferred Shares.

The closing sales price for the Class B Preferred Stock on the Bovespa as of the close of business on May 29, 2009 was R$3.44 per share, which was equivalent to US$17.44 per ADS (each ADR representing 10 Class B Preferred Stock), translated at a rate of R$1.9730 per US$1.00, the commercial market selling rate for such day. The closing sales price for the ADSs on the NYSE as of the close of business on May 29, 2009 was US$17.09 per ADS.

As of May 29, 2009, an aggregate of 188.5 million shares of Class B Preferred Stock, or an aggregate of approximately 34.4% of the outstanding Class B Preferred Stock, was held in the form of ADSs. As of May 29, 2009, there were approximately 76 U.S. registered owners of the ADSs (based on the Depositary’s books only).

Dow Jones Sustainability Index – DJSI World

For the fourth consecutive year, Aracruz has been included in the Dow Jones Sustainability World Index, out of 13 forestry companies worldwide that were up for consideration for the 2008/2009 index. The index highlights the best corporate sustainability practices around the world.

The DJSI has become an important benchmark for foreign currency fund management companies. These institutions base their investment decisions on the DJSI performance criteria and offer diversified products to their customers, based on shares of companies, committed to sustainability practices through economic, environmental and social performances.

B.	Plan of Distribution

Not applicable.

C.	Markets

On January 27, 2000, a protocol was signed in order to merge the nine Brazilian stock exchanges. According to the protocol, private equity and debt will be traded only on the Bovespa, which is the only remaining Brazilian stock exchange at present. Brazilian federal, state and municipal public debt are only traded on the Rio de Janeiro Stock Exchange. The protocol became effective on May 31, 2000.

Trading on the Bovespa by nonresidents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation and limited to member brokerage firms and a limited number of authorized non-members. The CVM and the Bovespa have discretionary authority to suspend trading in shares of any issuer. Securities listed on the Bovespa may be traded on the over-the-counter market under limited circumstances.

Trading on the Bovespa settles three business days after the trade date. Delivery of and payment for securities is made through separate clearinghouses for each exchange, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the securities to the exchange on the second business day following the trade date. The clearinghouse for the Bovespa is the Companhia Brasileira de Liquidação e Custódia (CBLC).

In order to better control volatility, the Bovespa has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes to one hour whenever our indices fall below the limit of 10% as compared to the index registered in the previous trading session.

As of December 31, 2008, the Bovespa had an aggregate market capitalization of approximately US$588 billion and an average daily trading volume of approximately US$3.1 billion for the 2008 fiscal year. In comparison, the NYSE had a market capitalization of approximately US$14.3 trillion as of December 31, 2008. Although any of the outstanding shares of a listed company may be traded on the Bovespa, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 28, 2008, we accounted for approximately 0.20% of the market capitalization of all listed companies on the Bovespa.

There is a significantly large concentration in the Brazilian securities markets. As of December 31, 2008, the ten largest traded companies represented approximately 52% of the total market capitalization on the Bovespa.

Regulation of Brazilian Securities Markets

Brazilian securities markets are regulated by the CVM, which has regulatory authority over stock exchanges and the securities markets in Brazil, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian Corporate Law, a corporation is either publicly-held (companhia aberta), such as us, or closely-held (companhia fechada). All public corporations, including us, are registered with the CVM and are subject to reporting requirements. Our stock trades on the Bovespa, but may be traded privately, subject to limitations.

We have the option to request that trading of our securities on the Bovespa be suspended in anticipation of a material announcement. Trading may also be suspended by the Bovespa or the CVM, among other reasons, based on, or due to, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries of the CVM or the Bovespa.

Brazilian securities law and the Brazilian Corporate Law provide for, among other things, disclosure requirements, restrictions on insider trading and price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in other jurisdictions.

The Custodian for the Class B Preferred Stock and the Depositary for the ADRs must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADRs exchanges ADRs for Class B Preferred Stock, the holder will be entitled to continue to rely on the Depositary’s electronic certificate of registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of the Class B Preferred Stock, or distributions relating to the Class B Preferred Stock, unless the holder obtains a new certificate of registration with the Central Bank.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required for this item was included in the Annual Report on Form 20-F filed on June 30, 2005 (Commission file number 1-11005) (File No. 5928007) and is incorporated herein by reference.

C.	Material Contracts

Canexus Supply Agreement

In connection with the sale of its electrochemical plant to Canexus in 1999, the Company and Canexus entered into a long-term contract for chemical products supply, amended in 2002 to include additional volumes. This contract contained a “take-or-pay” clause, which caused us to treat it as a material contract of the Company. However, this “take-or-pay” has expired and currently this contract is no more significant than other long-term supply contracts of the Company. See “Item 4B. Business Overview—Raw Materials—Chemicals.”

Export Prepayment Facility Agreement and Secured Loan

See “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan.”

D.	Exchange Controls

There are no restrictions on ownership of our common stock or Class B Preferred Stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common stock or Class B Preferred Stock into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration at the Central Bank.

According to Resolution No. 2,689 of January 26, 2000 of the CMN, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. Resolution No. 2,689 defines a foreign investor as any individual, legal entity, mutual fund or other collective investment entity, domiciled or headquartered abroad.

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

Investors under Resolution No. 2,689 who are not resident in a tax haven (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

Resolution No. 1,927 of the CMN, which is the restated and amended Annex V to Resolution No. 1,289 of the CMN, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved under Annex V Regulations by the Central Bank and the CVM, and final approval was received before the offering of the preferred shares underlying the ADSs.

E.	Taxation

Overview

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of Class B Preferred Stock or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class B Preferred Stock or ADSs. Prospective purchasers of Class B Preferred Stock or ADSs should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of Class B Preferred Stock or ADSs, including, in particular, the effect of any state, local or other national tax laws.

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders of Class B Preferred Stock or ADSs. Prospective purchasers of Class B Preferred Stock or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the Class B Preferred Stock or ADSs in their particular circumstances.

Brazilian Tax Considerations

Brazilian Tax Considerations of Making an Investment in our ADSs and Class B Preferred Stock

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Class B Preferred Stock or ADSs by a holder that is not domiciled in Brazil for Brazilian taxation purposes and, in the case of a holder of Class B Preferred Stock, who has an investment in foreign currency registered at the Central Bank, or foreign holder. This summary does not specifically address all of the Brazilian tax considerations applicable to any particular foreign holder. Each foreign holder should consult his own tax adviser concerning the Brazilian tax consequences of an investment in Class B Preferred Stock or ADSs. Any change in such law may change the consequences described below.

Registered Capital

The amount of an investment in Class B Preferred Stock must be registered by the foreign holder of such Class B Preferred Stock (or by the Custodian in the case of Class B Preferred Stock held by the Depositary) with the Central Bank as “Registered Capital” in order to allow remittances outside Brazil of foreign currency acquired with the proceeds of distributions on, and amounts obtained from dispositions of, such Class B Preferred Stock. The Registered Capital for each share of Class B Preferred Stock issued to the Depositary will be equal to its issue price in U.S. dollars. The Registered Capital for a share of Class B Preferred Stock that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a share of Class B Stock on the Bovespa on the day of withdrawal or (ii) if no such shares were traded on that day, their average price on the Bovespa in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Class B Stock is determined on the basis of the average price of the foreign exchange rate for U.S. dollars in effect on the date the Class B Preferred Stock is withdrawn or, at the foreign holder’s option, the sale rate quoted for U.S. dollars by the Central Bank Information System on such date (or, if the average price of the Class B Preferred Stock is determined under clause (ii) of the preceding sentence, the average of such quoted sale rates on the same 15 dates used to determine the average price of the Class B Preferred Stock), as per Resolution No. 1927/92 of the CMN.

Taxation on Distributions

Withholding Income Tax (Imposto de Renda na Fonte). Dividends paid with respect to income earned since January 1996 are not subject to Brazilian withholding income tax under Brazilian tax law. Interest on shareholders equity is subject to income tax withheld at the rate of 15%. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent, are subject to income tax withheld at a rate of 25%, under prevailing Brazilian tax legislation.

Taxation on Gains

Gains on the Disposition of ADSs. Gains obtained outside Brazil by a foreign holder on the disposition to another foreign holder of ADSs representing Class B Preferred Stock are not subject to Brazilian tax.

Deposits and Withdrawals of Class B Preferred Stock in Exchange for ADSs. A foreign holder may deposit or withdraw Class B Preferred Stock in exchange for ADSs without incurring Brazilian tax. On receipt of the underlying Class B Preferred Stock, the foreign holder will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in “Registered Capital” and will be subject to the rules on taxation on distributions and taxation of gains applicable to the Class B Preferred Stockholders, as discussed herein. In addition, such foreign holder may experience delays in effecting such registration, which may delay remittances abroad. Such delay may adversely affect the amount in U.S. dollars received by the foreign holder. See “Item 3D. Risk Factors—Risks Relating to our Preferred Shares and ADSs—Exchanging ADSs for the underlying Class B Preferred Stock may have unfavorable consequences.”

Gains on the Disposition of Class B Preferred Stock. In case of disposal of Class B Preferred Stock, gains realized by a non-Brazilian holder, if any, would be taxed in Brazil, as follows: (i) in the case of disposal to another non-Brazilian holder, Brazilian income tax would apply at 15%, except in the case where the beneficiary is located in a tax haven jurisdiction, or Tax Haven Holder, in which case the applicable rate would be 25%; (ii) in the case of transactions carried out on a Brazilian stock exchange by any non-Brazilian holder, the gains would be subject to income tax at a rate of 15%, except in the case of an investor who entered the country (i.e., made its investments) pursuant to Resolution 2,689, or 2,689 non-Brazilian holder, and is not a Tax Haven Holder, in which case the investor would benefit from a tax exemption and gains would not be subject to Brazilian income tax; (iii) in case of transactions carried out outside a Brazilian stock exchange by any non-Brazilian holder (including a 2,689/00 non-Brazilian holder), the applicable withholding tax rate would be 15%, except for Tax Haven Holders, who would be subject to a 25% rate.

Taxation on Income Obtained Abroad

Prior to January 1, 1996, Brazilian tax laws taxed earnings related to the activities performed within Brazil by Brazilian companies, branches of foreign companies and nonresidents in general. Since January 1, 1996, profits, capital gains and other income earned abroad by a Brazilian company, or by its foreign branches or subsidiaries or by foreign companies controlled by or affiliated with such company, must be added in the determination of such Brazilian company’s profits and, therefore, taxed in Brazil when distributed or otherwise made available to the Brazilian shareholders. Provisionary Measure (medida provisória) No. 2,158 enacted in

July 27, 2001 determined that profits obtained abroad by a foreign branch or subsidiary of a Brazilian company must be taxed in Brazil at the same time of the yearly generation of such profits. Therefore, accumulated profits accounted until December 31, 2001 will be taxed at the end of the following fiscal period. After January 2002, such profits will be taxed at the end of each fiscal period.

Stamp and Excise Taxes

There are no stamp, transfer, estate, gift or other similar taxes in Brazil applicable to the Class B Preferred Stock or to the ADSs.

Brazilian Tax Considerations of the VCP-Aracruz Stock Swap Merger

General

The following discussion is based on Brazilian law and practice as applied and interpreted as of the date of this annual report, which are subject to change at any time. This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Conversion of Shares

If the Conversion is approved, we believe that there are good arguments to sustain that no Brazilian taxation is due on this transaction. This conclusion is based on the fact that it is possible to sustain that the Conversion of Shares will not represent any availability of income.

Stock Swap Merger

The following discussion mainly summarizes the principal Brazilian tax consequences of the transactions described in this annual report to a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, i.e., a non-Brazilian holder. There is currently no treaty for the avoidance of double taxation between Brazil and the United States. This discussion does not address all possible Brazilian tax consequences relating to the Stock Swap Merger and does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder.

Taxation on Gains - Stock Swap Merger

We believe that the Stock Swap Merger should not be subject to income tax pursuant to Brazilian law. This is because the Stock Swap Merger should not be a taxable event for Brazilian income tax purposes based on the fact that, in the Stock Swap Merger, the shareholder only exchanges his or her shares. However, there is a certain lack of authority on this matter. We believe it is unlikely that the transaction should be subject to Brazilian tax, so long as the investor maintains as the cost of acquisition of VCP’s shares the same cost of acquisition of Aracruz’s shares for Brazilian tax purposes. The stock swap merger provided for in the Brazilian Corporate Law is solely intended to make one legal entity a wholly-owned subsidiary of another legal entity. Therefore, an individual voluntary act by a single shareholder will generally not be able to approve a stock swap merger unless he or she is the holder of 50% plus one common share of the target of the stock swap merger. Nevertheless, in case these arguments do not prevail, the transaction will be treated as a disposal of our shares carried out of Brazilian stock exchanges and, accordingly, subject to income tax in Brazil pursuant to the rules applicable to disposals of our shares. If the Stock Swap Merger is subject to income tax and if the Brazilian tax authorities succeed in making a tax assessment regarding this matter prevail, we would be responsible for withholding and collecting the capital gains tax, if any, on the Stock Swap Merger. Notwithstanding this, we reserve the right to seek reimbursement of any amounts spent with respect to such assessment.

The non-Brazilian holders that hold ADSs of Aracruz will, as a result of the Stock Swap Merger, receive ADSs of VCP. There is no clear rule regarding the Brazilian taxation of an exchange transaction related to ADSs. We believe that there are good arguments to sustain that no taxation is due upon the exchange of ADSs of Aracruz for ADSs of VCP, as a result of the Stock Swap Merger. This conclusion is based on the fact that it is possible to sustain that the ADSs of Aracruz should be considered as a foreign asset, and also as a result of the fact that the mere exchange of ADSs of Aracruz for ADSs of VCP will not represent any availability of income to non-Brazilian holders. There is a risk, however, that the tax authorities may have a different view and request the payment of the Brazilian income tax at the rate of 15%, except in the case where the beneficiary is a Tax Haven Holder, in which case the applicable rate would be 25%.

Taxation on Gains - Exercise of Appraisal Rights

Gains that may be realized through the exercise of appraisal rights would be subject to income tax in Brazil, following the rules applicable to disposals of our shares carried out of the Brazilian stock exchanges.

United States Tax Considerations

US Tax Considerations of Making an Investment in our ADSs and Class B Preferred Stock

US Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of Preferred Shares or Preferred ADSs by a U.S. holder (as defined below) holding such shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative pronouncements of the United States Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder of a Preferred Share or Preferred ADS, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, investors that own or are treated as owning (or owned or are treated as having owned) 10% or more of the Company’s voting stock, investors that hold Preferred Shares or Preferred ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Preferred Share or Preferred ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Preferred Share or Preferred ADS, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Preferred Share or Preferred ADS that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of purchasing, owning and disposing of a Preferred Share or Preferred ADS.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Nature of Preferred ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a Preferred ADS will be treated as the owner of the underlying Preferred Share. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to Preferred ADSs will be the same for Preferred Shares in the Company, and exchanges of Preferred Shares for Preferred ADSs, and Preferred ADSs for Preferred Shares, generally will not be subject to U.S. federal income tax.

Taxation of Distributions to U.S. Holders

In general, subject to the passive foreign investment company rules discussed below, a distribution on a Preferred ADS (which for these purposes likely would include a distribution of interest on shareholders’ equity) will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the Preferred ADS on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividend on a Preferred ADS (which will include the amount of any Brazilian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in reais will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. holder receives the dividend or, in the case of a dividend received in respect of a Preferred ADS, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Brazilian currency generally will be treated as U.S. source ordinary income or loss. If dividends paid in reais are converted into U.S. dollars on the date they are received by a U.S. holder or the Depositary or its agent, as the case may be, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders are urged to consult their own tax advisers regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the Depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, any dividend that an individual receives on a Preferred ADS in a taxable year beginning before January 1, 2011 will be subject to a maximum tax rate of 15% if the dividend is a “qualified dividend.” A dividend on a Preferred ADS will be a qualified dividend if (i) the Preferred ADSs are readily tradable on an established securities market in the United States, (ii) the Company was not, in the year prior to the year the dividend was paid, and is not, in the year the dividend is paid, a passive foreign investment company, or PFIC, as described below, and (iii) such U.S. holder held the Preferred ADS for more than 60 days during the 121-day period that begins 60 days before the ex-dividend date and certain other requirements are satisfied. The Preferred ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not entirely clear whether a dividend on a Preferred Share will be treated as a qualified dividend, because the Preferred Shares themselves are not listed on a U.S. exchange.

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

Any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income,” or in the case of certain holders, “general category income.” In general, a U.S. holder will be denied a foreign tax credit with respect to Brazilian income tax withheld from dividends received with respect to the underlying Preferred Shares represented by the Preferred ADSs to the extent the U.S. holder has not held the Preferred ADSs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the Preferred ADSs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits, as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. U.S. holders should be aware that the IRS has expressed concern intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the credibility of Brazilian withholding taxes could be affected by future actions that may be taken by the IRS.

Taxation of Distributions to Non-U.S. Holders

A dividend paid to a non-U.S. holder on a Preferred ADS will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS). A corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains of U.S. Holders

Subject to the PFIC rules discussed below, on a sale or other taxable disposition of a Preferred ADS, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the Preferred ADS and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the Preferred ADS has been held for more than one year. Certain non-corporate U.S. holders (including individuals) may be eligible for preferential rates of tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If a Brazilian tax is withheld on a sale or other disposition of a Preferred ADS, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Brazilian tax withheld on a sale of a Preferred ADS. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Brazilian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Taxation of Gains of Non-U.S. Holders

A non-U.S. holder will not be subject to U.S. federal income tax on a gain recognized on a sale or other disposition of a Preferred ADS unless (i) the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the Preferred ADS), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to U.S. persons owning stock of a foreign corporation that is a PFIC for U.S. federal income tax purposes. In general, a non-U.S. corporation will be treated as a PFIC for any taxable year during which either (i) 75% or more of the non-U.S. corporation’s gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation’s assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, and certain rents and royalties. Based on the Company’s audited consolidated financial statements and relevant market and shareholder data, as well as the Company’s current and projected income, assets and activities, the Company believes it was not a PFIC for U.S. federal income tax purposes for its 2008 taxable year, nor does it anticipate being classified as a PFIC in its current or future taxable years. However, because the determination of whether the Company is a PFIC is based upon the nature and composition of the income and assets of the Company and its subsidiaries from time to time, and because there are uncertainties in the application of the PFIC rules to the Company’s facts and circumstances, it is possible that the Company could become a PFIC in a future taxable year (and no assurances can be provided that the Company will not be considered a PFIC for its current (or any past) taxable year). If the Company is a PFIC for any taxable year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of ordinary income treatment for gains that would otherwise be taxed as capital gains and dividends that would otherwise be subject to preferential tax rates, along with an interest charge on gains and dividends allocable to prior years in the U.S. holder’s holding period during which the Company was determined to be a PFIC. Furthermore, if the Company is a PFIC for a taxable year in which it pays a dividend or the prior taxable year, dividends on a Preferred ADS would not constitute “qualified dividends” subject to preferential rates of U.S. federal income taxation. U.S. holders are urged to consult their own tax advisers regarding the application of the PFIC rules.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, a Preferred ADS to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service in a timely manner. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

US Tax Considerations of the Aracruz Conversion and the Stock Swap Merger

US Federal Income Tax Considerations

The following discussion summarizes certain material U.S. federal income tax considerations relating to the Aracruz Conversion and the Stock Swap Merger for a U.S. holder (as defined below) holding shares or ADSs as capital assets (generally, property held for investment). This summary is based on the Code, Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation; U.S. holders are urged to consult their own tax advisors regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. holder upon the Aracruz Conversion and the Stock Swap Merger, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities and investors in such entities, investors that own or are treated as owning (or owned or are treated as having owned) 10% or more of the Company’s or VCP’s voting stock, investors that hold a Company or VCP share or a Company or VCP ADS as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, and U.S. holders whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of a Company or VCP share or a Company or VCP ADS that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of a Company or VCP share or a Company or VCP ADS that is (i) a nonresident alien individual, (ii) a corporation (or an entity taxable as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Company or VCP share or a Company or VCP ADS, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of a Company or VCP share or a Company or VCP ADS that is a partnership and partners in that partnership are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the Aracruz Conversion and the Stock Swap Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

Conversion of Aracruz Preferred Shares and Aracruz Preferred ADSs to Aracruz Common Shares and Aracruz Common ADSs

The Company believes that a U.S. holder or non-U.S. holder generally will not recognize any income, gain or loss upon the conversion of an Aracruz Preferred Share or an Aracruz ADS where the underlying securities are Aracruz Class B Preferred Shares, or Aracruz Preferred ADS, in exchange for an Aracruz common share or an Aracruz ADS where the Aracruz underlying securities are Aracruz common shares, or Aracruz Common ADS, respectively, pursuant to the Aracruz Conversion. A U.S. holder’s tax basis in an Aracruz common share or an Aracruz Common ADS received pursuant to the Aracruz Conversion generally will equal the U.S. holder’s adjusted tax basis in the Aracruz Preferred Share or Aracruz Preferred ADS converted pursuant to the Aracruz Conversion. The U.S. holder’s holding period with respect to an Aracruz common share or an Aracruz Common ADS generally will include the U.S. holder’s holding period with respect to the Aracruz Preferred Share or Aracruz Preferred ADS converted pursuant to the Aracruz Conversion.

Stock Swap Merger of Aracruz Common Shares and Aracruz Common ADSs for VCP Common Shares and VCP Common ADSs

This section only provides an analysis of the U.S. tax effects of the Stock Swap Merger assuming that the Conversion has been approved and consummated. See “Item 4A. History and Development of Aracruz—VCP’s Acquisition of our Control and Upcoming Corporate Restructuring—The Conversion.”

The Company believes that a U.S. holder that exchanges an Aracruz common share or an Aracruz Common ADS for a VCP common share or a VCP ADS where the underlying securities are VCP common shares, or VCP Common ADS, respectively, pursuant to the Stock Swap Merger generally will recognize capital gain or loss equal to the difference between (i) the sum of the cash and the fair market value of the VCP common share or VCP Common ADS that the U.S. holder is entitled to receive pursuant to the Stock Swap Merger and (ii) the U.S. holder’s adjusted tax basis in the Aracruz common share or Aracruz Common ADS disposed of pursuant to the Stock Swap Merger. Gain or loss must be determined separately for each block of Aracruz common shares or Aracruz Common ADSs (i.e., Aracruz common shares or Aracruz Common ADSs acquired at the same cost in a single transaction) disposed of pursuant to the Stock Swap Merger. Subject to the PFIC rules summarized in reference to the Company (see above “—Passive Foreign Investment Company Rules”), capital gain of a non-corporate U.S. holder derived with respect to a disposition of an Aracruz common share or an Aracruz Common ADS in which the U.S. holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a disposition of an Aracruz common share or an Aracruz Common ADS in which the U.S. holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. holders are urged to consult their tax advisors regarding such limitations.

A U.S. holder’s tax basis in a VCP common share or VCP Common ADS received pursuant to the Stock Swap Merger will equal the fair market value of the share or ADS on the date the share or ADS is accrued or received (in accordance with the U.S. holder’s regular method of tax accounting) and the U.S. holder’s holding period with respect to the share or ADS will begin on that date.

A non-U.S. holder will generally not be subject to U.S. federal income tax if the non-U.S. holder exchanges an Aracruz common share or an Aracruz Common ADS for a VCP common share or a VCP Common ADS respectively pursuant to the Stock Swap Merger unless (i) the gain on the exchange is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the VCP common share or VCP Common ADS), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the exchange and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax”, the rate of which may be reduced pursuant to an applicable income tax treaty.

Nature of VCP Common ADSs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of a VCP Common ADS will be treated as the owner of the underlying common share. Accordingly, the tax consequences with respect to VCP Common ADSs will be the same for VCP common shares, and exchanges of VCP common shares for VCP Common ADSs, and VCP Common ADSs for VCP common shares, generally will not be subject to U.S. federal income tax.

Information Reporting and Backup Withholding

Proceeds from the Stock Swap Merger to a U.S. holder, generally may be subject to information reporting requirements and may be subject to backup withholding (currently at the rate of 28%) unless the U.S. holder provides an accurate taxpayer identification number or otherwise demonstrates that they are exempt. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is submitted to the Internal Revenue Service in a timely manner. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file electronically financial statements and other periodic reports with the CVM. The CVM website is www.cvm.gov.br.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our principal office at Av. Brigadeiro Faria Lima 2.277, 4º andar, 01452-000 São Paulo, state of São Paulo, Brazil, or at our website: www.aracruz.com.br. Information contained in our website is not part of this annual report.

The Company has, in compliance with New York Stock Exchange Corporate Governance Rule 303A.11, provided on its website a summary of how corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing standards, at www.aracruz.com.br.

See “Item 16G. Corporate Governance.”

I.	Subsidiary Information

Not required.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As an exporter, we consider the U.S. dollar as our functional currency. We are exposed to various market risks, particularly the variation of the U.S. dollar against the real and interest rate variation (fixed, floating and U.S. dollar-indexed).

Financial strategy meetings are held as frequently as necessary by a working group comprised of certain members of our management, certain appointees of our Board of Directors and senior employees of our financial department, or the Financial Overview Group, where macroeconomic factors and trends and their implications to the Company’s cash investments and financial decisions are discussed. During such meetings financial matters are decided in accordance with the directives set by the Board of Directors and with corporate policies.

We have guaranteed debt for certain of the BNDES loans and loans arising out of derivatives loss incurred by the Company in 2008. See “Item 5B. Liquidity and Capital Resources—Indebtedness—Export Prepayment Facility Agreement and Secured Loan” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Exchange Rate Sensitivity

The table below sets forth the assets and liabilities for the 2008 fiscal year in terms of currency denomination:

Description	Year Ended in December, 31
		2008
	2007	Total	Denominated in
			Real(1)	U.S. dollar
	(in US$ thousands)
ASSETS	4,628,280	5,399,415	845,056	4,554,359
Current assets	1,254,817	1,193,652	517,428	676,224
Long-term assets	247,334	447,951	327,628	120,323
Property, plant and equipment, net	2,518,700	3,009,367	—	3,009,367
Investment in affiliated company	415,394	556,410	—	556,410
Goodwill	192,035	192,035	—	192,035

LIABILITIES	4,628,280	5,399,415	1,411,051	3,988,364
Current liabilities	331,136	604,004	237,253	366,751
Long-term liabilities	1,898,629	3,846,112	1,173,798	2,672,314
Minority interest	11,397	11,662	—	11,662
Shareholders’ equity	2,387,118	937,637	—	937,637

(1)	US$ equivalent of the original denominated in reais.

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility.

During 2008 the Company has recognized, as financial income, gains of US$98.4 million (US$57.3 million in 2007) related to derivative instruments registered on the mercantile and futures exchange of the Bovespa. These operations are marked to market on a daily basis and as of December 31, 2008 the Company had no open position on that futures and exchange market (compared to outstanding contracts amounting to US$0.6 million as of December 31, 2007).

The Company has recognized losses of US$57.5 million on swap transactions of TJLP rate or interest long-term rate (plus 2.0%) against U.S. Dollar (plus 4.54%) during 2008 (as compared to gains of US$38.3 million in 2007). As of December 31, 2008, the notional amount of these swaps, marked to market, totaled US$170 million with maturity in April 2010 and represented a liability of US$23.5 million.

The Company has recognized under its affiliated company, Portocel–Terminal Especializado de Barra do Riacho, losses of US$5.8 million on swap transaction of interest rate (100% CDI) against the U.S. Dollar (plus 5.985%) during 2008 (as compared to gains of US$6.3 million in 2007). As of December 31, 2008, the notional amount of this swap, marked to market, totaled US$45 million with semiannual verification and final maturity in December 2013 and represented a liability of US$4.8 million.

The Company has recognized losses of US$32.7 million on swap with options as of December 31, 2008. In this swap the Company receives LIBOR plus interest and pays LIBOR plus lower interest rate. Strikes are set in dollars and if the quotation is higher than strikes on the verification dates, the Company pays the difference between the quotation and the strike. The transaction has a cap (upper limit). As of December 31, 2008, the notional amount of this swap, marked to market, totaled US$300 million with monthly verification from April 2009 to September 2009 and represented a liability of US$32.7 million.

During 2008, the Company had other derivative operations that resulted in a loss of US$2.163,7. Such derivative operations included non-deliverable forward (with losses of US$19.6 million), sell target forward (with losses of US$1,825.8 million) and swap with options (with losses of US$318.3 million). The Company has already unwound all those transactions, and there were no such derivative operations outstanding in 2009.

As a result of our exposure to exchange rate fluctuation, the gain and loss on currency remeasurement in 2008 was a net gain of US$71.1 million.

The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company’s functional currency to be the U.S. dollar and, as of December 31, 2008, approximately 25% of our total indebtedness was real-denominated, which consisted of loans bearing interest at variable and fixed rates. The principal amounts of such loans are also indexed to inflation. In times of high inflation, the TJLP rate is generally higher, i.e., the nominal rates include an inflation factor. In 2008, the TJLP rate was 6.25%, and in 2007 the TJLP rate ranged from 6.25% to 6.5%. In 2006, the TJLP rate ranged from 6.85 to 9% and in 2005, it was 9.75%. The interest payable by us on the real-denominated debt is equal to the TJLP rate plus 1.8% to 4.5% per annum. See “Item 5B. Liquidity and Capital Resources—Indebtedness” and “Item 7B. Related Party Transactions—BNDES Loan Agreements.”

Set forth in the table below are our currency and interest rate exposures, on financial debt outstanding for 2009 through 2017:

Denomination	Interest rate	2009	2010	2011	2012- 2017	Total
		(in US$ millions)
Local currency	TJLP	34.6	15.2	15.2	203.8	268.8
	CDI	7.4	7.5	8.0	17.5	40.4
	Fixed	57.8	79.2	79.2	474.9	691.1
	Foreign currency basket(1)	6.9	2.5	2.5	28.1	40.0
Foreign currency	Fixed	112.9	—	—	—	112.9
	LIBOR	126.8	213.0	263.0	2,157.0	2,759.8

Total per year		364.4	317.4	367.9	2,881.2	3,913.0

(1)	Basket of foreign currencies, including U.S. dollars, Japanese yen and European currencies.

Our operating activities expose us to credit, currency and interest rate risks. The responsibilities of our internal Treasury Department include the proposal of risk management strategy and its implementation, and the evaluation of the effectiveness of the Company’s overall risk management strategy. Our Treasury Department reports to our Financial and Investor Relations Officer.

The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s Treasury Department. The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets.

Interest Rate Sensitivity

The Company’s strategy for interest rate management is to revisit its interest rate exposure from time to time and decide whether there is a good opportunity to use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility.

During 2008 and 2007, the Company recorded, in the financial income line item of its income statement, gains of US$2.2 million and losses of US$36.4 million on interest rate derivative instruments registered with the mercantile and futures exchange of the Bovespa for 2008 and 2007, respectively. These operations are marked to market on a daily basis, and as of December 31, 2008 the Company had no outstanding positions on these markets.

The Company has recognized losses of US$57.5 million on swap transactions of TJLP rate plus 2% against U.S. Dollar plus 4.54% during 2008 (in 2007 the Company had recognized gains of US$38.3 million). As of December 31, 2008, the notional amount of these swaps, marked to market, totaled US$170 million with maturity in April 2010 and represented a liability of US$23.5 million.

Commodity Price Sensitivity

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

Derivatives Sensitivity Analysis

The Company, under its policy for management of financial assets, permanently seeks to maximize returns in relation to risks. To accomplish this, criteria and indicators are established to monitor the adequacy of management of liquidity, market, credit and interest rate risks.

Liquidity risk

As of December 31, 2008. the Company, in order to preserve financial liquidity, aimed to maintain a minimum ratio of the sum of cash, committed credit lines, and free-cash flow in relation to the principal of the debt coming due in 12 months of 1.5, where cash should be at least equal to the amount of the principal coming due.

Market risk

The Company seeks to limit losses due to the appreciation of the real. For this purpose, it uses swaps and forward swaps (non deliverable forwards) that result in a short position in U.S. Dollars. As also part of Company’s indebtedness is in U.S. Dollars, foreign exchange swaps that may have exposure to interest rates are permitted.

Credit risk

Because derivative transactions can generate gains (amounts receivable) for the Company these potential gains may generate exposure to credit risk in relation to counterparties. To mitigate this risk, as of December 31, 2008, transactions were limited to a notional value of US$50 million with each counterparty and maximum maturities of one year with banks based in the so-called G7 countries that have a rating equal to or higher than A-. As of June 26, 2009, the Company has a new Investment Policy (see “Item 5B. Liquidity and Capital Resources—Financial Strategy—Investment Policy”).

Interest rate risk

The Company may incur losses through the fluctuations of interest rates, which might increase interest charges on debt. As of December 31, 2008, the Company sought to limit such losses through interest rate swaps.

Transactions that do not meet these requirements must be approved in advance by the Board of Directors.

Risks Associated with Each Market Strategy and Parameters Used to Manage these Risks and Results Obtained in Relation to Proposed Objectives

The Company’s strategy in relation to derivatives is limited to protection against interest rate fluctuations and appreciation of the dollar. As of December 31, 2008, the Company had three outstanding derivative transactions that fall under this strategy and which expose the Company to the following risks:

•

strong appreciation of the dollar could result in the fair value of derivative transactions increasing considerably (that is, the Company could suffer increasing losses), as shown in the table below; and

•

a strong drop in interest rates (TJLP and CDI) could also result in the fair value of derivative transactions, increasing considerably (that is, the Company could suffer increasing losses), as shown in the table below.

The Company understands that the main risk to which it is exposed in connection with derivative transactions is a significant appreciation of the U.S. dollar against the real, which is corroborated in the sensitivity table. However, since a significant portion of the Company’s sales are linked to the U.S. dollar, a possible loss on current derivative transactions (short position in U.S. dollar) would be offset naturally by gains from the Company’s sales revenues. In order to minimize risks, it is management’s practice to monitor the indicators discussed herein prior into entering into such transactions and in subsequent periodical assessments of outstanding transactions.

The sensitivity table set forth below considers possible future disbursements with assumptions not reflecting the fair value of transactions:

Transaction	Risk	Probable scenario(1)	Possible scenario(2)	Remote scenario(3)
		(in US$ thousands)
Swap with verification(4)	Appreciation of dollar	(33,470)	(47,645)	(39,704)
Dollar vs. TJLP rate swap	Appreciation of dollar	(11,194)	(47,236)	(71,264)
Dollar vs. TJLP rate swap	Drop in TJLP rate	(11,194)	(11,723)	(12,065)
Dollar vs. CDI rate swap	Appreciation of dollar	1,913	(9,033)	(16,331)
Dollar vs. CDI rate swap	Drop in CDI rate	1,913	(933)	(2,856)

(1)	Less than 25% chance of occurrence.
(2)	More than 25% chance of occurrence.
(3)	Less than 50% chance of occurrence.
(4)	Transaction with cap set at R$ 2.50/US$.

Underlying Macroeconomic Factors	Assumptions for Sensitivity Analysis
	Probable scenario	Possible scenario	Remote scenario
Dollar: exchange rate R$/US$1	2.3000	2.8750	3.4500
TJLP: annual interest rate	6.25%	4.69%	3.13%
CDI: annual interest rate	11.00%	8.25%	5.50%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure of Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) is (i) recorded, processed, summarized and reported within the specified time periods and (ii) accumulated and communicated to our management, including our Chief Executive Officer, our Financial and Investor Relations Officer and our Officer for Control and Risk Management, as appropriate to allow timely decisions regarding required disclosure as of the end of the Company’s most recent fiscal year.

Our management, with the participation of our Chief Executive Officer, our Financial and Investor Relations Officer and our Officer for Control and Risk Management evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) at December 31, 2008. Based on that evaluation, our Chief Executive Officer, our Financial and Investor Relations Officer and our Officer for Control and Risk Management concluded that, as of that date, our disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and our Officer for Control and Risk Management, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

Based on our assessment, we have concluded that our internal control over financial reporting was effective at December 31, 2008.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued its report on the effectiveness of the Company’s internal control over financial reporting, included herein.

/s/ Carlos Augusto Lira Aguiar	/s/ Evandro Cesar Camillo Coura
Carlos Augusto Lira Aguiar	Evandro Cesar Camillo Coura
Chief Executive Officer	Officer for Control and Risk
June 30, 2009	Management
June 30, 2009

Plan to Improve the Company’s Internal Control over Financial Reporting

In order to improve further our internal controls environment and to mitigate the risk in contracting transactions that could generate losses for the Company, such as the derivative transactions discussed in Note 10 (g) of the Consolidated Financial Statements, we have implemented improvement measures to strengthen the accuracy and effectiveness of our internal control over financial reporting. The Company’s major actions, already implemented as of December 31, 2008, are the following:

•

The former position of Chief Financial Officer was split into two new positions, which are the position of Financial and Investor Relations Officer, which is responsible for treasury and market relations and the position of Officer for Control and Risk Management, which is responsible for areas of controls and risk management. Thus, the segregation of duties between the treasury department and the risk management are that existed before only at the staff level is now performed at the management level;

•	Management hired independent financial advisors to assist in the calculation of the fair value of financial instruments, such as derivatives;

•	The Company hired independent consultants to compare its internal controls structure and internal policies with the best practices foreseen in the Committee of Sponsoring Organizations – COSO;

•

Ensuring that the supervisory function and experience levels of the personnel in the treasury area are adequate and allow sufficient time to review and address critical issues in order to further strengthen the controls environment;

•	Disseminate the culture of risk management and corporate governance among the executives and other employees in order to have all of them aware of the importance of internal controls;

•	Strengthening management’s proactive oversight function through the company’s internal financial committee by increased focus on complex and unusual financial transactions.

The measures described above have been submitted to and approved by our Chief Executive Officer, our Financial and Investor Relations Officer, our Officer for Control and Risk Management and our Board of Directors, after consultation with our Audit Committee, and we believe they will be sufficient to strengthen our internal controls environment.

Changes in Internal Control over Financial Reporting

No significant changes in our internal controls or in other factors that could significantly affect these controls after the date of the evaluation were made as a result of the evaluation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Sérgio Duarte Pinheiro, a member of its Board of Directors and of its Audit Committee, is an audit committee financial expert within the meaning of the Sarbanes-Oxley and related regulations.

ITEM 16B.	CODE OF ETHICS

Our Code of Ethics (Código de Conduta), applies to all of the Company’s employees, including our principal executive officer, principal financial officers, principal accounting officer or controller.

The English version of our Code of Ethics, last updated in December 2007, can be downloaded at our website (www.aracruz.com.br). Additionally, any person, upon request, can ask for a hard copy or electronic file of such Code. If we make any substantive amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website. During the year ended December 31, 2008, no waiver granted.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Overview

The following table sets forth the fees billed to us by our Independent Registered Public Accounting Firm, Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, during the fiscal years ended December 31, 2007 and 2008:

	2007	2008
	(in US$)
Audit Fees	318,741	469,054
Audit-Related Fees	348,043	389,272
Tax Fees	22,308	18,696
All other fees	17,638	67,940
Total	706,730	944,962

Audit Fees

Audit fees consisted of the aggregate fees billed by Deloitte for 2007 and 2008 and in connection with the audits of our annual financial statements under Brazilian GAAP, which are published in Brazil, and our annual financial statements under U.S. GAAP and statutory audits of our subsidiaries.

Audit-Related Fees

Audit-related fees in 2007 and 2008 consisted of the aggregate fees billed by Deloitte in connection with additional analysis of our compliance with provisions of the Sarbanes-Oxley Act.

Tax Fees

Tax fees in 2007 and 2008 consisted of the aggregate fees billed by Deloitte in connection with revision of transfer pricing and tax payment calculations under Brazilian tax laws.

All Other Fees

All other audit fees refer to miscellaneous permitted services rendered by Deloitte in 2007 and 2008.

Audit Committee Pre-Approval Policies and Procedures

The Company’s Board of Directors has established pre-approval policies and procedures for the engagement of its Registered Public Accounting Firm in connection with audit and non-audit services.

The Board of Directors reviews the scope of the services to be provided before their commencement, in order to ensure that there are no independence issues and that the services are not prohibited services as defined by the Sarbanes-Oxley Act of 2002.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor our affiliates have engaged in purchases of the Company’s securities in the three year period ended December 31, 2008.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Compliance with NYSE standard

Under the Corporate Governance Rules of the New York Stock Exchange, currently in effect as approved by the U.S. Securities and Exchange Commission on November 4, 2003 and amended on November 3, 2004 (other than Section 303A.08 which was approved on June 30, 2003), Aracruz Celulose S.A. is required to disclose any significant ways in which Aracruz corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standards. Aracruz has summarized these significant differences below.

Aracruz is permitted to follow practice in Brazil in lieu of the provisions of the Corporate Governance Rules, except that the Company was required to have a qualifying audit committee under Section 303A.06 of the Rules by July 31, 2005 (or avail itself of an appropriate exemption) and Aracruz’s Chief Executive Officer is obligated, under Section 303A.12(b), to promptly notify the NYSE in writing after any of Aracruz’s executive officers becomes aware of any material non-compliance with any applicable provisions of the Corporate Governance Rules.

Majority of Independent Directors

Under NYSE Rule 303A.01 domestic listed companies must have a majority of independent directors. Aracruz does not have a similar requirement under Brazilian practice and Aracruz does not have a majority of independent directors serving on its board of directors.

Separate Meetings of Non-Management Directors

Under NYSE Rule 303A.03, the non-management directors of each domestic listed company must meet at regularly scheduled executive sessions without management. Aracruz does not have a similar requirement under Brazilian practice, but in any event, all members of Aracruz’s board are non-executive directors. Aracruz’s independent directors do not meet separately from directors who are not independent.

Nominating/Corporate Governance Committee

NYSE Rule 303A.04, a domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors. Aracruz is not required to have such a committee under Brazilian law (Board committees themselves being a very recent practice), members being recommended for Aracruz’s Board of Directors consistent with the shareholders agreement which is more fully described in Aracruz’s Annual Report on Form 20-F filed with the Securities and Exchange Commission and the New York Stock Exchange.

Compensation Committee

NYSE Rule 303A.05, a domestic listed company must have a compensation committee composed entirely of independent directors. Aracruz is not required to have such a committee under Brazilian practice. Aracruz has, however, established an ad hoc compensation committee of three directors to advise the full Board on employee and executive compensation and recruitment, incentive-compensation plans and related matters, but such committee does not have a separate charter and is not comprised of independent directors. Aracruz’s Board of Directors otherwise is directly responsible for employee and executive compensation and recruitment, incentive-compensation and related matters.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), has an internal audit function and otherwise fulfills the requirements of the NYSE and Rule 10A-3. There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3. As a foreign private issuer, Aracruz is in compliance with Rule 303A.06 and Rule 10A-3. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on June 3, 2005. It complies with all of such requirements and provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee will recommend the appointment of our independent auditors to our board of directors and review the compensation of, and coordinate with, our independent auditors. The audit committee also will evaluate the effectiveness of our internal financial and legal compliance controls.

Equity Compensation Plans

Under NYSE Rule 303A.08, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. Aracruz does not have an equity-compensation plan and no assurance can be given as to whether and when such a plan will be implemented or what its principal features will be. Any such plan, if established, would require the favorable vote of holders of the common shares of the company. Holders of preferred shares, including holders of Aracruz’s ADSs, would not have the opportunity to vote on such a plan or any revisions thereto.

Corporate Governance Guidelines

Under NYSE Rule 303A.09, domestic listed companies must adopt and disclose their corporate governance guidelines. Aracruz does not have a similar requirement under Brazilian law, although the Company does establish operating principles for Aracruz’s executive management. In addition, the Company has adhered to the Level I listing standards of the Bovespa and, accordingly, has adopted a written policy of trading of securities and disclosure matters, which is available on the Bovespa website at www.bovespa.com.br. Since June 14, 2007, we have adopted a proprietary Corporate Governance Policy that is available at www.aracruz.com.br.

Code of Business Conduct and Ethics

Under NYSE Rule 303A.10, domestic listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has a similar requirement under Brazilian law and it has adopted a code of ethics that applies to Aracruz’s directors, officers and employees. A copy of such Code of Ethics can be accessed at www.bovespa.com.br and a copy can be obtained from Aracruz by contacting the contact information on this website.

Further information concerning Aracruz’s corporate governance practices and applicable Brazilian law is available on this website, in Aracruz’s submissions to the U.S. Securities and Exchange Commission on Form 6-K and in Aracruz’s Form 20-F Annual Report filed annually with the U.S. Securities and Exchange Commission. The Company has also voluntarily adhered to the Level I listing standards of the Sao Paulo Stock Exchange (Bovespa) on which Aracruz shares are traded, which impose heightened standards of disclosure, transparency and corporate governance on Aracruz. For more information concerning such standards, see www.bovespa.com.br or contact Aracruz.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the report of the Independent Registered Public Accountant thereon, are filed as part of this annual report and are located following the signature page hereof.

ITEM 19.	EXHIBITS

1.1	English translation of the Company’s by-laws (estatuto social), incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) (File No. 5928007) filed on June 30, 2005.

2.1	Amended and Restated Deposit Agreement dated as of July 23, 2007, among the Company, Citibank N.A. as Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-143927), filed with the Securities and Exchange Commission.

6.1	See Note 1(s) to the Company’s audited consolidated financial statements for information explaining how earnings per share information was calculated.

8.1	See “Item 4C. Organizational Structure—Significant Subsidiaries” of this annual report for information regarding the Company’s subsidiaries.

12.1	Certification by the Chief Executive Officer required by Item 15.

12.2	Certification by the Financial and Investor Relations Officer required by Item 15.

12.3	Certification by the Officer for Control and Risk Management required by Item 15.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Financial and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3	Certification by the Officer for Control and Risk Management pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARACRUZ CELULOSE S.A.

By:	/s/ Carlos Augusto Lira Aguiar
Name:	Carlos Augusto Lira Aguiar
Title:	Chief Executive Officer

By:	/s/ Marcos Grodetzky
Name:	Marcos Grodetzky
Title:	Financial and Investor Relations Officer

By:	/s/ Evandro César Camillo Coura
Name:	Evandro César Camillo Coura
Title:	Officer for Control and Risk Management

Date: June 30, 2009

Aracruz Celulose S.A.

Consolidated Financial Statements for

the Years ended December 31, 2008,

2007 and 2006 and Report of

Independent Registered Public

Accounting Firm

F – 1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

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

Our management, under the supervision and with the participation of our Chief Executive Officer and our Officer for Control and Risk Management, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

Based on our assessment, we have concluded that our internal control over financial reporting was effective at December 31, 2008.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued its report on the effectiveness of the Company’s internal control over financial reporting, included herein.

/s/ Carlos Augusto Lira Aguiar	/s/ Evandro Cesar Camillo Coura
Carlos Augusto Lira Aguiar	Evandro Cesar Camillo Coura
Chief Executive Officer	Officer for Control and Risk Management
June 30, 2009	June 30, 2009

F – 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

F – 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

F – 4

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

(Except number of shares)

	December 31,
	2007	2008
Assets

Current assets
Cash and cash equivalents	53,321	60,033
Short-term investments	439,940	368,862
Derivative instruments	3,417
Accounts receivable, net	361,603	288,611
Inventories	225,023	310,383
Deferred income tax	12,280	16,425
Recoverable taxes	140,390	134,268
Prepaid expenses and other current assets	18,843	15,070

Total current assets	1,254,817	1,193,652

Property, plant and equipment, net	2,518,700	3,009,367

Investment in affiliated company	415,394	556,410

Goodwill	192,035	192,035

Derivative instruments	29,699
Advances to suppliers	100,922	119,158
Accounts receivable	24,671	15,973
Deposits for tax assessments	22,520	18,866
Deferred income tax, net		270,970
Recoverable taxes	64,899	19,117
Other	4,623	3,867

Total other assets	247,334	447,951

Total assets	4,628,280	5,399,415

F – 5

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars

(Except number of shares) (Continued)

	December 31,
	2007	2008
Liabilities and stockholders’ equity

Current liabilities
Suppliers	119,950	149,679
Payroll and related charges	33,310	20,640
Income and other taxes	31,237	47,647
Short-term borrowings	5,646	115,579
Current portion of long-term debt
Related party	76,082	39,405
Other	5,897	153,230
Accrued finance charges	12,560	38,138
Derivative instruments		37,515
Accrued dividends - interest payable on stockholders’ equity	45,495	950
Other accruals	959	1,221

Total current liabilities	331,136	604,004

Long-term liabilities
Long-term debt
Related party	350,274	267,361
Other	962,077	3,299,334
Derivative instruments		23,467
Litigation contingencies	130,999	105,357
Liabilities associated with unrecognized tax benefits	92,449	60,135
Interest and penalties on liabilities associated with unrecognized tax benefits	69,046	41,607
Deferred income tax, net	248,879
Other	44,905	48,851

Total long-term liabilities	1,898,629	3,846,112

Commitments and contingencies (Note 13)

Minority interest	11,397	11,662
Stockholders’ equity
Share capital - no-par-value shares authorized issued and outstanding
Preferred stock
Class A - 2007 – 27,958,116 shares 2008 – 27,956,802 shares	41,305	41,303
Class B - 2007 - 549,205,305 shares; 2008 - 549,206,919 shares;	853,439	853,441

Common stock - 2007 and 2008 - 455,390,699 shares	518,385	518,385
Treasury stock
Class B preferred stock – 2007 and 2008 - 1,483,200 shares; Common stock – 2007 and 2008 - 483,114 shares	(2,639)	(2,639)

Total share capital	1,410,490	1,410,490

Appropriated retained earnings	1,434,228
Unappropriated retained deficit	(457,600)	(472,853)

Total stockholders’ equity	2,387,118	937,637

Total liabilities and stockholders’ equity	4,628,280	5,399,415

F – 6

Aracruz Celulose S.A.

Consolidated Statements of Operations

Expressed in thousands of United States dollars

(Except number of shares and per-share amounts)

	Year ended December 31,
	2006	2007	2008
Operating revenues
Domestic	77,431	137,086	152,285
Export	1,845,026	2,007,017	1,999,605

Gross operating revenues	1,922,457	2,144,103	2,151,890
Sales taxes and other deductions	(241,624)	(260,328)	(240,587)

Net operating revenues	1,680,833	1,883,775	1,911,303

Operating costs and expenses
Cost of sales	1,037,896	1,190,957	1,337,797
Selling	74,005	78,832	88,329
Administrative	57,020	58,708	64,738
Other, net	12,514	(38,624)	77,973

Total operating costs and expenses	1,181,435	1,289,873	1,568,837

Operating income	499,398	593,902	342,466

Non-operating (income) expenses, net
Financial income	(92,867)	(72,400)	(65,380)
Financial expenses	149,719	100,864	112,690
Results of derivative transactions, net	(88,866)	(95,637)	2,159,255
Gain on currency remeasurement, net	(7,641)	(908)	(71,146)
Other, net	(7)	(61)

Total non-operating (income) expenses, net	(39,662)	(68,142)	2,135,419

Income before income taxes, minority interest and equity in results of affiliated companies	539,060	662,044	(1,792,953)

Income tax expense
Current	30,754	41,343	34,305
Deferred	38,740	155,969	(524,063)

Total income tax expense (credit)	69,494	197,312	(489,758)

Minority interest	(544)	(10,522)	735
Equity in results of affiliated companies	(13,705)	(32,141)	63,766

Net income (loss)	455,317	422,069	(1,238,694)

F – 7

Aracruz Celulose S.A.

Consolidated Statements of Operations

Expressed in thousands of United States dollars

(Except number of shares and per-share amounts) (Continued)

	Year ended December 31,
	2006	2007	2008
Basic and diluted earnings (loss) per share
Class A preferred stock	0.46	0.43	0.09
Class B preferred stock	0.46	0.43	0.09
Common stock	0.42	0.39	(2.84)

Weighted-average number of shares outstanding (thousands) - basic and diluted
Class A preferred stock	38,015	36,933	27,957
Class B preferred stock	537,665	538,747	547,723
Common stock	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

F – 8

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

	Year ended December 31,
	2006	2007	2008
Cash flows from operating activities
Net income (loss)	455,317	422,069	(1,238,694)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	217,842	217,641	237,008
Equity in results of affiliated companies	13,705	32,141	(63,766)
Derivative instruments		(33,116)	2,190,172
Deferred income tax	38,740	155,969	(524,063)
Gain on currency remeasurement, net	(7,641)	(908)	(71,146)
Loss (gain) on sale of equipment	(46)	1,967	(927)
Decrease (increase) in assets
Accounts receivable, net	(47,366)	(110,469)	52,163
Inventories, net	(28,831)	(22,319)	(82,445)
Interest receivable on short-term investments	(6,281)	(3,545)	(54,237)
Recoverable taxes	(22,093)	(59,549)	12,547
Other	(1,902)	72	2,409
Increase (decrease) in liabilities
Suppliers	(614)	13,237	47,218
Payroll and related charges	4,606	5,941	(8,364)
Income and other tax assessments and litigation contingencies	5,725	16,194	5,990
Accrued finance charges	10,697	(5,632)	26,282
Other	3,010	12,011	(2,832)

Net cash provided by operating activities	634,868	641,704	527,315

Cash flows from investing activities
Short-term investments:
Applications	(175,913)	(108,398)	(156,611)
Redemptions	223,331	298,304	160,156
Proceeds from sale of equipment	565	531	7,685
Investments in affiliate	(24,500)	(122,800)	(77,250)
Acquisition of company (net of cash acquired)			(45,992)
Additions to property, plant and equipment	(301,009)	(589,677)	(691,365)

Net cash used in investing activities	(277,526)	(522,040)	(803,377)

The accompanying notes are an integral part of these consolidated financial statements.

F – 9

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars (Continued)

	Year ended December 31,
	2006	2007	2008
Cash flows from financing activities
Short-term debt, net	(73,649)	12,264	93,505
Long-term debt
Issuances
Related parties	72,776	138,151	37,053
Third parties	809,000	285,000	480,000
Repayments
Related parties	(63,693)	(71,276)	(75,296)
Third parties	(834,042)	(251,854)
Treasury stock acquired
Dividends and interest on stockholders’ equity paid	(251,758)	(232,740)	(258,510)

Net cash from (used in) financing activities	(341,366)	(120,455)	276,752

Effect of changes in exchange rates on cash and cash equivalents	(1,676)	5,698	6,022

Increase (decrease) in cash and cash equivalents	14,300	4,907	6,712

Cash and cash equivalents, beginning of year	34,114	48,414	53,321

Cash and cash equivalents, end of year	48,414	53,321	60,033

Supplementary cash flow information
Interest paid	76,030	91,304	76,341

Income taxes paid	41,450	51,500	52,121

Non-cash transaction:
Capital increase with balances from investment reserves		501,368

Unpaid accrued dividends and interest on stockholders’ equity	36,545	45,495	950

The accompanying notes are an integral part of these consolidated financial statements.

F – 10

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts)

	Year ended December 31,
	2006		2007		2008
	Shares	US$	Shares	US$	Shares	US$
Share Capital
Common stock
Balance, January 1	455,390,699	297,265	455,390,699	297,265	455,390,699	518,385
Capital increase				221,120

Balance, December 31	455,390,699	297,265	455,390,699	518,385	455,390,699	518,385

Preferred stock – Class A
Balance, January 1	38,022,178	31,105	37,962,555	31,056	27,958,116	41,305
Capital increase				18,433
Conversion to Class B stock	(59,623)	(49)	(10,004,439)	(8,184)	(1,314)	(2)

Balance, December 31	37,962,555	31,056	27,958,116	41,305	27,956,802	41,303

Preferred stock – Class B
Balance, January 1	539,141,243	583,391	539,200,866	583,440	549,205,305	853,439
Capital increase				261,815
Conversion from Class A stock	59,623	49	10,004,439	8,184	1,314	2

Balance, December 31	539,200,866	583,440	549,205,305	853,439	549,206,619	853,441

Treasury stock
Balance, January 1 – Preferred and common stock	(1,966,314)	(2,639)	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Balance, December 31	(1,966,314)	(2,639)	(1,966,314)	(2,639)	(1,966,314)	(2,639)

Total share capital	1,030,587,806	909,122	1,030,587,806	1,410,490	1,030,587,806	1,410,490

F – 11

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ Equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts) (Continued)

	Year ended December 31,
	2006		2007		2008
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward - total share capital	1,030,587,806	909,122	1,030,587,806	1,410,490	1,030,587,806	1,410,490

Appropriated Retained Earnings

Fiscal-incentive reserve
Balance, January 1		69,300		75,870		91,576
Transfer from (to) unappropriated retained earnings		6,570		15,706		(91,576)

Balance, December 31		75,870		91,576

Investments reserve
Balance, January 1		823,434		1,184,905		1,122,765
Transfer to share capital - capital				(501,368)
Dividends cancelled				1,126
Transfer from (to) unappropriated retained earnings		361,471		438,102		(1,122,765)

Balance, December 31		1,184,905		1,122,765

Legal reserve
Balance, January 1		120,065		158,304		219,887
Transfer from (to) unappropriated retained earnings		38,239		61,583		(219,887)

Balance, December 31		158,304		219,887

Total appropriated retained earnings		1,419,079		1,434,228

Balance carried forward	1,030,587,806	2,328,201	1,030,587,806	2,844,718	1,030,587,806	1,410,490

F – 12

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders’ equity

Expressed in thousands of United States dollars

(except number of shares and per-share amounts) (Continued)

	Year ended December 31,
	2006		2007		2008
	Shares	US$	Shares	US$	Shares	US$
Balance brought forward	1,030,587,806	2,328,201	1,030,587,806	2,844,718	1,030,587,806	1,410,490

Unappropriated retained earnings (accumulated deficit)
Balance, January 1		42,502		(125,778)		(457,600)
Net income (loss)		455,317		422,069		(1,238,694)
Cash dividends (per share: 2006 - US$ 0.07 to Class A preferred stock and US$ 0.06 to both Class B preferred and common stock; 2007 - US$ 0.08 to both Class A preferred and Class B preferred stock and US$ 0.08 to common stock; 2008 - US$ 0.12 to both Class A preferred and Class B preferred stock and US$ 0.11 to common stock)		(70,969)		(82,307)		(117,247)
Interest on Stockholders’ Equity (per share: 2006 - US$ 0.15 to both Class A and B preferred stock and US$ 0.13 to common stock; 2007 - US$ 0.16 to both Class A and B preferred stock and US$ 0.14 to common stock; 2008 - US$ 0.09 to both Class A and B preferred stock and US$ 0.08 to common stock)		(146,348)		(156,193)		(93,540)
Transfer from (to) reserves		(406,280)		(515,391)		1,434,228

Balance, December 31		(125,778)		(457,600)		(472,853)

Total stockholders’ equity	1,030,587,806	2,202,423	1,030,587,806	2,387,118	1,030,587,806	937,637

Comprehensive income is comprised as follows:
Net income (loss)		455,317		422,069		(1,238,694)

Total comprehensive income (loss)		455,317		422,069		(1,238,694)

The accompanying notes are an integral part of these consolidated financial statements.

F – 13

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

1.	Operations and summary of significant accounting policies

1.1.	Operations

Aracruz Celulose S.A. and its subsidiaries (the “Company”) produces eucalyptus pulp, which is a high-quality variety of hardwood pulp used by paper manufacturers to produce a wide range of products, including premium tissue, printing and writing papers, liquid packaging board and specialty papers. Eucalyptus pulp’s distinguishing characteristics are its softness, opacity, porosity, and suitability for printing. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities.

1.2.	Summary of significant accounting policies

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company’s consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

The Company has reported its financial statements in U.S. Dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. Dollars rather than in the currency of the country in which they are incorporated. The U.S. Dollar is used as the Company’s functional currency as this has been, and remains, in the opinion of the Company’s Board of Directors and Management, the currency in which it principally operates as well as being the Company’s primary unit of economic measure. The U.S. Dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52, “Foreign Currency Translation” (“SFAS 52”). Remeasurement gains and losses are recognized in the income statement and non-monetary assets and liabilities (such as inventory and fixed assets) are converted at the historical exchange rate rather than at the end of period exchange rate.

F – 14

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The impact of the exchange variation of the Brazilian Real in relation to the U.S. Dollar on the Company’s monetary assets and liabilities denominated in Brazilian Reais in 2008 was a net gain of US$ 71 million (US$ 1 million in 2007 and US$ 8 million in 2006). The exchange rates at December 31, 2008, 2007 and 2006 were, respectively: US$ 1: R$ 2.3370, R$ 1.7713 and R$ 2.1380.

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

The financial statements of all majority-owned subsidiaries, and of the Company’s exclusive Private Investment Funds (Note 5), have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following entities, which are all 100% owned unless stated otherwise, were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A. (51% owned), Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp – Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company (“Aracruz Trading International Ltd.”), the Private Investments Funds Pulp and Lyptus, Arcel Finance Limited (dissolved in November 27, 2007) and Aracruz Riograndense Ltda (purchased in July 1, 2008).

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and with original maturities, when purchased, of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

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

The Company’s pulp sales are made substantially to the paper industry; consequently, the Company’s performance is dependent upon that industry’s worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

F – 15

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

(f)	Investments in affiliated and jointly-controlled companies and other investments

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) in which it owns 50% of the investee’s voting stock and has the ability to exercise significant influence over operating and financial policies of the investee, and for its long-term investment in Aracruz Produtos de Madeira S.A. (“APM”) in which it owns 33.3% of the investee’s voting stock and also has the ability to exercise significant influence over operating and financial policies. The equity method requires periodic adjustments to the investment account to recognize the Company’s proportionate share in the investee’s results, reduced by receipt of investee dividends.

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with Statement of Finance Accounting Standards (“SFAS”) N° 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

(g)	Impairment testing of goodwill

The Company evaluates the carrying value of goodwill annually and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first compares the fair value of each reporting unit to its carrying value, including goodwill. Then, should this not be the case, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses at the first step of the assessment, there being no need to compare the implied fair value of goodwill to its carrying amount. As of December 31, 2008, US$ 177,020 of the goodwill registered in the Company’s financial statements refers to the acquisition of Riocell S.A (now denominated Guaíba Unit).

F – 16

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(h)	Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance cost, including costs related to site preparation, planting, fertilization, herbicide application and thinning, together with related taxes, are capitalized as timber resources. Depletion is determined on a stand by stand basis, excluding from the amount to be depleted the portion of development costs that benefit future harvests; such costs remain capitalized and are included in the future depletion cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest capitalized during the construction period of major new facilities. Interest on non U.S. Dollar borrowings are capitalized at the U.S. Dollar equivalents of the interest charges as accrued monthly.

Depreciation is computed on the straight-line basis at rates, which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

The costs of logging roads and related facilities included in property, plant and equipment, under the heading “Buildings, improvements and installations” are depreciated over their useful lives.

Plant maintenance expenses, including those related to programmed maintenance of the Company’s facilities, are charged to the cost of production as incurred.

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

Expenditures for research and development were US$ 9.9 million, US$ 10.0 million and US$ 8.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. All such costs are expensed as incurred.

F – 17

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(k)	Recoverability of long-lived assets

Management reviews long-lived assets to be held and used in the Company’s business activities, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate in accordance with Statement of Financial Accounting Standards Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS 144, the carrying value of long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the assets. Fair value is determined primarily by using a discounted cash flow analysis. As a consequence of the changes in the exchange rates of the U.S. Dollar against Brazilian Reais, we have performed the anticipated undiscounted cash flow tests and we have concluded that the carrying amount of our assets is still recoverable.

(l)	Advances to suppliers

Advances to suppliers represent amounts advanced (either in cash, seeds, technical assistance or other assets that will be used to grow eucalyptus plants) to small private producers in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, as part of a program called “Programa Produtor Florestal”. In exchange, the Company receives wood produced by these small private producers until the amounts advanced are covered and has the right to acquire the producers remaining timber production. The allocation between current and non-current assets is calculated based on the estimated timing of future harvests.

(m)	Employee retirement and post-employment benefits

The cost of the employee retirement benefits for defined contributions is accrued currently. There are no other employee postretirement and post-employment benefits as defined by SFAS 106, “Employers’ Accounting for Postretirement Benefits other than Pensions”, by SFAS 112, “Employers’ Accounting for Post-employment Benefits” and by SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”.

(n)	Compensated absences

The liability for employees’ future vacation compensation is accrued as vacation rights vest.

F – 18

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(o)	Revenues and expenses

Revenues arise from annual and long-term sales contracts and from spot sales and are recognized on an accrual basis when the products have been delivered or shipped to the customer and the risk of ownership has passed to the customer. The Company’s selling prices are fixed or determinable and collectability is reasonably assured. Expenses and costs are accrued as incurred.

The Company reflects rebates, discounts and value-added taxes as a reduction of gross operating revenues.

(p)	Shipping and handling fees

Amounts billed to customers in a sale transaction related to shipping and handling are classified as revenue. The related costs incurred for shipping and handling are classified as costs of sale.

(q)	Accounting for derivatives and hedging activities

The Company accounts for derivative financial instruments pursuant to SFAS N° 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. This standard requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically in income as the Company accounts for all derivative financial instruments as non-hedge transactions. Gain and losses are classified as financial income and expense in the statements of operations.

(r)	Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis and financial reporting basis of assets and liabilities, as well as on tax losses carryforward. A valuation allowance is provided to reduce deferred income tax assets when management considers that realization is not more likely than not.

The Company adopts the provisions of FASB Interpretation N° 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, and records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more likely than not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more likely than not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has

F – 19

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the related amounts recognized and measured in the financial statements result in unrecognized tax credits or liabilities. These latter are recognized in the balance sheet as a either a deferred income tax asset or as an income tax, as applicable. The liability for unrecognized tax benefits expected to be realized within one year is classified as current in the balance sheet.

Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions.

(s)	Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend preferences applicable to the Company’s Class A and Class B preferred stocks, assuming that all earnings for the year are fully distributed. In case of loss, the common stock absorbs all the loss incurred in the period. There were no dilutive securities outstanding in 2006, 2007 and 2008 (see Note 11).

(t)	Segment information

SFAS N° 131, “Disclosures about Segments of Enterprise and Related Information” (“SFAS 131”), requires that a business enterprise supplementary disclose certain financial information among its various and distinct operating activities. Such information is to be presented from the point of view of how operating and financial decisions are made for each business sector. The Company has determined that it has only one principal product category (pulp), and therefore only one operating segment. See presentation of exports by geographic information in note 16.

(u)	Guarantees

The Company has disclosed its guarantees to third parties in accordance with FASB Interpretation N° 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), in Note 13 (v). FIN 45 requires a guarantor to make certain disclosures in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.

F – 20

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(v)	Share-Based Employee Compensation

The Company accounts for share-based employee compensation in accordance with SFAS N° 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including share-based cash settlements for variable remuneration, to be recognized in the financial statements as compensation cost over the service period based on their fair value on the date of grant. Compensation cost is recognized over the service period on a straight-line basis for the fair value of awards that actually vest.

2.	Recently issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS N° 157, “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of such pronouncement did not generate any impact on the Company’s financial position, as it merely expanded fair value disclosure and established a framework for measuring fair value, without requiring additional fair value measurements.

In February 2007, the FASB issued SFAS N° 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), including an amendment of SFAS N° 115. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement did not generate a material impact on the Company’s financial position, as the Company has not elected the fair value option for any of its financial assets or liabilities at January 1, 2008.

In December 2007, the FASB issued SFAS N° 141 (revised 2007), “Business Combination”, which replaces FASB Statement N° 141, “Business Combinations”. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. Statement 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration.

F – 21

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The result of applying Statement 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representatively faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS N° 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS N° 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB N° 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS N° 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of this pronouncement in its financial statements.

In May 2008, the FASB issued SFAS N° 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 (sixty) days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

F – 22

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

In May 2008, the FASB issued SFAS Nº 163, “Accounting for Financial Guarantee Insurance Contracts”. This Statement interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of this Statement. This Statement shall be effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after insurance of this Statement. Except for those disclosures, earlier application is not permitted.

3.	Taxes

3.1.	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The deferred tax balances at each period end are computed at the rates to be in force in the subsequent years and the current tax balances at each period end include taxes to be paid currently. The statutory enacted rates applicable for federal income tax and social contribution were 25% and 9%, respectively, which represented a composite statutory rate of 34%, for 2006, 2007 and 2008.

F – 23

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,
	2006	2007	2008
Income (loss) before income taxes, minority interest and equity in results of affiliated companies	539,060	662,044	(1,792,953)

Federal income tax and social contribution at statutory rates	183,280	225,095	(609,604)
Adjustments to derive effective tax rate:
Effects of differences in remeasurement from reais to U.S. Dollars, using historical exchange rates and indexing for tax purposes:	35,295	80,546	(147,614)
Results in subsidiaries with different tax rates	(101,644)	(36,030)	121,251
Fiscal incentive - Technological innovation		(4,714)	(1,875)
Interest on stockholders’ equity	(50,570)	(57,374)	(22,550)
Results of Derivatives			210,852
Other	3,133	(10,211)	(40,218)

Income Tax expense (credit) reported in the Consolidated Statements of Operations	69,494	197,312	(489,758)

3.2.	Fiscal incentives – ADENE

As a result of the Barra do Riacho operations being located within the geographic area of ADENE (“ADENE”) and since Decree N° 4213, of April 16, 2002, which recognizes the pulp and paper sector as a priority in the development of the region, Aracruz requested and was granted by the Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax.

On January 9, 2004, the Company was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (“SUDENE”) of its decision to revoke the fiscal benefits previously granted to the Company based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefits.

F – 24

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

During 2004 and 2005, ADENE issued several acts with the objective of annulling the tax benefits used by the Company. Such acts were always challenged by the Company and no final decision on the merits was issued at this point. Nevertheless, in December 2005 the Company was notified by the Federal Revenue Service (Serviço da Receita Federal) (“SRF”) to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 97 million.

The Company presented its defense in January 2006 but its arguments were not accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council and in September 2008 its arguments were partially accepted, the Federal Taxpayer Council recognized the Company’s right to use the tax incentive up to 2003 but not for 2004. As a result, the amount of US$ 25 million remains under administrative discussion. The company is currently awaiting the decision to be published in order to appeal against the remaining amount of the Tax assessment.

The Company’s management, based on the advice of external legal counsel, believes that the cancellation of the tax incentive is mistaken and shall not prevail, both with respect to the amounts already recorded and with respect to the remaining period. The tax incentive was recognized for the periods up to and including 2004 (cumulative total of US$ 66.8 million through December 31, 2004), it is management’s understanding, based on advice of external legal counsel, that the tax assessment shall be overruled, since the tax incentive was recorded pursuant to strict legal requirements and acts of the Federal Revenue Service and ADENE. The Company’s management also believes, based on external legal counsel’s opinion, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 for Fiberline C) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implementation, expansion and modernization of industrial plants). Therefore, the Company has the vested right to use the tax incentive until the date set forth in the law and in the acts issued by ADENE.

Notwithstanding its confidence its right legal position, the Company, considering the facts occurred during the years 2004 and 2005, which indicate ADENE’s and SRF’s intention to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable effective 2005 and for subsequent years until a final Court decision has been granted.

Based on the opinion of its legal advisors, Company’s management believes that the ultimate resolution of this matter may be in the Company’s favor, both with respect to the tax incentive related to 2004 and with respect to those to be recorded from 2005 on. Regarding the tax incentive recorded up to 2003, Company’s management believes that a final decision will probably be in favor of the Company. Thus, no provisions for loss were booked for the amounts of the benefits already recognized.

F – 25

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

The major components of the deferred tax accounts in the consolidated balance sheets are as follows:

	December 31,
	2007	2008
Deferred Tax Asset - Current Assets
Unrealized profits on intercompany Inventory transactions	12,280	16,425

Net Deferred Tax (Asset) Liability – Long-Term
Taxation of foreign exchange variation payable on cash basis	189,224	(58,686)
Difference in basis of accounting for property, plant and equipment	59,171	23,372
Tax loss carryfowards from operations	(13,918)	(210,952)
Deductible temporary differences – other Provisions	14,402	(24,704)

Net Deferred Tax (Asset) Liability – Long-Term	248,879	(270.970)

Although the realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur and, therefore, has not recognized any valuation allowances.

3.3.	Liabilities associated with unrecognized tax benefits

At December 31, 2008, the Company’s recorded liability for unrecognized tax benefits was US$ 60,135 (2007: US$ 92,449), reflecting increases resulting from current year tax positions and the effects of currency remeasurement and settlements. These unrecognized tax benefits primarily refer to tax positions taken by the Company related to the deductibility of social contribution taxes in the determination of federal income taxes on profits generated by export sales and related to the timing of utilization of historical tax loss carryforwards used to offset income tax and social contribution payable. Included in the balance at December 31, 2008 are approximately US$ 28 million of tax positions for which there is uncertainty as to the timing of such benefits. As a result of deferred tax accounting, the disallowance of a shorter benefit period would not affect the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

The Company or its subsidiaries file income tax returns in Brazil and in non-Brazilian federal and state jurisdictions. Generally, the tax years 2003 through 2008 remain open and subject to examination by the relevant tax authorities.

F – 26

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	92,449

Additions based on tax positions related to the current year	868
Settlements	(13,404)
Effects of translation from Brazilian R$ into U.S. Dollars	(19,778)

Balance at December 31, 2008	60,135

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of interest expense and other non-operating expenses, respectively. The Company has recorded US$ 41,607 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2008, recorded as a component of long-term liabilities. As a consequence of adopting FIN 48 and consistent with the Company’s classification of interest and penalties, the corresponding interest and penalties of US$ 69,046 accrued at December 31, 2007 with respect to the previously recorded liabilities associated with unrecognized tax benefits have also been reclassified from the litigations, contingencies and commitments line to the line of interest and penalties on liabilities associated with unrecognized tax benefits, in the long-term liabilities. The Company recognized approximately US$ 10,016 in accrued interest for the year ended December 31, 2008, respectively US$ 10,192 for the year ended December 31, 2007, respectively.

(i)	Social Contribution on profits generated by export sales

On September 10, 2003, the Company obtained a court order giving it the right not to pay Social Contribution on profits generated by export sales as from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of US$ 60.1 million as of December 31, 2008 (US$ 79.0 million to December 2007).

(ii)	Income Tax - Deductibility of Social Contribution on the net profit

On June 29, 2005, the Company received a tax assessment notice questioning the deductibility of social contribution from taxable income for 2000 and 2001. At that time, an existing provision was increased by US$ 1.5 million, to US$ 16.2 million.

In July 2005, the Company reviewed the basis of calculation of the income tax for the periods covered in the assessment and decided to pay US$ 10.1 million, part of the requested amount. The Company challenged the balance of the tax assessment via an administrative appeal and therefore the ability of the authorities to collect the tax debt is currently suspended. The Company has also initiated a judicial proceeding with the purpose of assuring its right to deduct the social contribution when calculating taxable income.

F – 27

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(iii)	Income tax and social contribution - offsetting of tax losses

On June 29, 2005, the Company received a tax assessment notice questioning the offsetting of tax losses against taxable income of 2000 and 2001. The Company also received a tax assessment notice relating to 2000, regarding tax losses generated during the period in which the Company took advantage of the BEFIEX tax benefit program. The Company presented its defense but its arguments were not accepted by the Federal Revenue Service. The Company appealed to the Federal Taxpayers Council which, by unanimous vote, decided in June 2008 that the referred notices should be cancelled by the tax authorities.

The existing accrual for the period in which the Company took advantage of the BEFIEX tax benefit program was totally reversed in June 2008, positively impacting the company’s results in the amount of US$ 28 million. This impact was recorded in the financial expenses (interest) and other net operating expresses fines

3.4.	Recoverable taxes

	December 31,
	2007	2008
Recoverable taxes
Prepaid income tax and social contribution	91,829	91,751
Withholding income tax on financial investments	20,792	14,332
Value-Added Tax Credit - ICMS (*)	154,854	145,029
Valuation allowance on Value-Added Tax Credit	(109,993)	(141,478)
PIS and COFINS contribution on acquisition of goods	46,721	42,929
Other	1,086	822

Total recoverable taxes	205,289	153,385

Current	140,390	134.268
Long-term	64,899	19,117

Total	205,289	153,385

(*)

Since the promulgation of the Federal Law n° 87 on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempt from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the state of Espírito Santo, and has been able to recover part of these credits by selling them to third parties, pursuant to the provisions of current legislation. Considering the history of such transactions during the year 2007, when the Company sold approximately US$ 50 million (R$ 95 million) in ICMS tax credits and the prospects of successfully closing other sales transactions, the Company believed it would be able to recover

F – 28

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

part of the ICMS credits recorded in its books against the state of Espírito Santo. Therefore, on December 31, 2007 it decided to reverse approximately US$ 38,000 of the provision accrued. However, considering that the Company’s expectations were not confirmed, in September 2008 the amount of approximately US$ 35,000 of the provision was restored.

4.	Cash and cash equivalents

	December 31,
	2007	2008
Brazilian reais	34,647	1,210
United States Dollars	17,995	57,636
European currencies	679	1,187

	53,321	60,033

Cash equivalents denominated in Brazilian Reais and in United States Dollars represent principally investments in certificates of deposit placed with major financial institutions and with original maturities of 90 days or less.

5.	Short-term investments

Short-term investments represent principally investments included in two Brazilian Private Investment Funds, Pulp and Lyptus, which are entirely owned by the Company. The investments are represented principally by certificates of deposits and debt securities issued by the Brazilian government with final maturities ranging from February 2009 to September 2014. Those debt securities are classified as available for sale. The securities included in the portfolio of the Private Investment Funds mainly have daily liquidity with interest recognized in the Company’s results of operations. The interest is linked to the daily interbank rate.

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

F – 29

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

6.	Accounts receivable, net

	December 31,
	2007	2008
Customers - pulp sales
Domestic	18,161	9,046
Export	319,220	256,735
Advances to suppliers	2,919	1,170
Other	25,621	26,535

	365,921	293,486
Allowance for doubtful accounts	(4,318)	(4,875)

Total, net	361,603	288,611

Changes in allowance for doubtful accounts are as follows:

	2007	2008
Balance as of January 1	(4,634)	(4,318)
Provision for doubtful accounts	(117)	(786)
Write-offs	433	229

Balance as of December 31	(4,318)	(4,875)

At December 31, 2008, there were two customers, one of whom accounted for 39% and the other 20% of total customer receivables (December 31, 2007; 31% and 13%, respectively). No other customer accounted for more than 10% of total customer receivables.

Long-Term receivables represent the balance of consideration receivable on the sale to third parties of Value-added tax credits (“ICMS”). The sale has been approved by tax authorities and the balance is being collected in 60 monthly installments as from March 2008, updated with an interest rate of Interbank Certified Deposit plus 2% per year.

Export receivables are denominated in the following currencies:

	December 31,
	2007	2008
United States Dollars	315,531	256,735
Euros	3,689

	319,220	256,735

F – 30

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

7.	Inventories

	December 31,
	2007	2008
Finished products	141,240	214,580
Raw materials	34,404	34,282
Spare parts and maintenance supplies	49,379	61,521

	225,023	310,383

8.	Property, plant and equipment

	December 31, 2007
	Cost	(Accumulated depreciation and depletion)	Net
Land	508,335		508,335
Timber resources	501,785	(53,281)	448,504
Buildings, improvements and installations	617,314	(383,960)	233,354
Equipment	2,750,358	(1,602,407)	1,147,951
Information technology equipment	57,449	(50,799)	6,650
Other	141,876	(111,215)	30,661

	4,577,117	(2,201,662)	2,375,455
Construction in progress	143,245		143,245

Total	4,720,362	(2,201,662)	2.518.700

	December 31, 2008
	Cost	(Accumulated depreciation and depletion)	Net
Land	612,138		612,138
Timber resources	738,400	(116,129)	622,271
Buildings, improvements and installations	683,131	(409,395)	273,736
Equipment	2,826,007	(1,744,512)	1,081,495
Information technology equipment	58,695	(53,425)	5,270
Other	107,035	(72,002)	35,033

	5,025,406	(2,395,463)	2,629,943
Construction in progress	379,424		379,424

Total	5,404,830	(2,395,463)	3,009,367

F – 31

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

9.	Investment in affiliated companies and acquisition of assets

Veracel Celulose S.A.

The Company accounts for its investment in Veracel Celulose S.A. (“Veracel”) using the equity method of accounting. During 2008, the Company increased its share capital invested in Veracel in the amount of US$ 77,250. Such capital increase did not affect the Company’s interest in Veracel as the other shareholder proportionally increased its share capital investment.

At December 31, 2008 the Company’s investment in Veracel amounted to US$ 531,671. Included in the investment is an unamortized goodwill of US$ 15,015. In 2008, the Company recognized an equity gain of US$ 64,985 (2007 - loss of US$ 31,572; 2006 – loss of US$ 13,349).

The summarized financial information of Veracel as of December 31, 2008 and 2007 and for the three years then ended is as follows:

	As of December 31,
	2007	2008
Current assets	132,336	173,361
Non-current assets	1,363,164	1,389,949
Current liabilities	161,103	144,721
Non-current liabilities	555,525	355,248
Stockholder’s equity	778,872	1,063,337

	For the year ended December 31,
	2006	2007	2008
Gross revenues (*)	356,336	410,850	495,305
Gross profit	113,665	128,150	167,912
Net profit (loss)	(26,698)	(63,144)	129,969

(*)	Includes sales to the Company in the amounts of US$ 167,459, US$ 205,481 and US$ 246,518, during 2006, 2007 and 2008, respectively.

Aracruz Produtos de Madeira S.A. (“APM”)

At December 31, 2008, the Company’s investment in APM amounted US$ 9,724 (US$ 10,943 in 2007). In 2008, the Company recognized an equity loss of US$ 1,219 (US$ 570 in 2007 and US$ 355 in 2006).

F – 32

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

Aracruz Riograndense Ltda.

On July 1, 2008 the Company acquired assets that comprised land areas with forests (of which 10.2 thousand hectares are planted with eucalyptus, being 6.3 thousand hectares property of third parties), buildings, equipment and an industrial facility for the amount equivalent to US$ 47 million. The vehicle for the acquisition was a dormant company (Boise Cascade do Brasil Ltda.), currently known as Aracruz Riograndense Ltda. The consideration paid has been allocated to the net assets acquired.

10.	Short-term borrowings and long-term debt

(a)	Short-term borrowings

At December 31, 2008, the balance of short-term debt, unsecured, consisted of rural credit denominated in Brazilian Reais with an annual interest rate of 6.75% and trade finance with annual interest rates ranging from 5.57% to 13.00%, in the amount of US$ 115,579 (US$ 5,646 as of December 31, 2007).

(b)	Long-term debt

	December 31,
	2007	2008
Denominated in Brazilian currency:
BNDES term loans with varying interest rates; principally the Long-term interest Rate (“TJLP”) plus 1.8% to 4.5% (2007 – 7.8% to 10.5%)) due 2009 to 2016	381,477	267,188
Credit Export Note – 100% Certificate of Interbank Deposit (“CDI”), due 2009 to 2013	58,974	40,229

BNDES Term loans – 5.86% to 9.74% (2007 – 7.86% to 9.76%), due 2009 to 2016 and indexed to BNDES basket of currencies	44,879	39,578
Debt derived from losses on derivative transactions - 12.68% due 2009 to 2017		672,800

	485,330	1,019,795
Denominated in U.S. Dollars:
Pre-export financing – Libor + 0.6% to Libor + 3.5% (2007 - 5.73% to 6.34%) due 2009 to 2017	909,000	1,389,000
Debt derived from losses on derivative transactions - Libor + 1% due 2009 to 2017		1,350,535

	909,000	2,739,535

Total	1,394,330	3,759,330
Less current maturities	(81,979)	(192,635)

Total long-term debt	1,312,351	3,566,695

F – 33

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(c)	Long-term portion payment schedule

The long-term portion of the Company’s debt at December 31, 2008 becomes due in the following years:

2010	317,384
2011	367,921
2012	393,260
2013	691,534
2014 and thereafter	1,796,596

Total	3,566,695

(d)	Loans from BNDES (Shareholder)

In June 2001, the Company signed a financing agreement with the Brazilian Economic and Social Development Bank (“BNDES”) in the total principal amount of US$ 282,905, with interest ranging from 7.76 to 9.30% p.a., and an amortization period ranging from 2003 to 2009.

In December 2005, the Company signed a financing agreement with the BNDES in the total principal amount of US$ 60,205, with interest ranging from 6.46 to 10.50% p.a., and an amortization period from 2007 to 2016.

In November 2006, the Company signed a financing agreement with the BNDES in the total principal amount of US$ 273,334 of which US$ 247,950 was borrowed by the Company, with interest ranging from 5.86 to 8.90% p.a., and an amortization period ranging from 2009 to 2016.

As of December 31, 2008, the Company had financings from its shareholder, the BNDES, in the total principal amount of US$ 306,766 (US$ 426,356 as of December 31, 2007), with interest ranging from 5.86% to 10.50% p.a. and an amortization period ranging from 2009 to 2016.

With the exception of the agreement signed in November 2006, the financing granted to the Company by the BNDES was guaranteed originally by a mortgage on the industrial plant at Barra do Riacho in the state of Espírito Santo which includes land, buildings, and machinery and equipment installed.

On January 21, 2009, the Company requested that the BNDES exempt it from requirements to maintain financial ratios set forth in the agreement signed in November 2006 and free it from the mortgage on the industrial unit in Espírito Santo. In return, the Company offered to establish a mortgage on the real estate in the state of Rio Grande do Sul, including the industrial plant in Guaíba comprising land, buildings, and machinery and equipment installed. On February 20, 2009, the BNDES informed the Company of its decision to exempt it from maintaining the aforementioned financial ratios and to release the mortgage related to the agreement signed in

F – 34

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

2001 in exchange for a mortgages to be established on the industrial unit located in Guaíba and formalization of the same in contractual amendments. On April 14 and June 24, 2009, respectively, the Company and BNDES executed public deeds whereby the mortgages in the agreements entered into in 2001 and 2005 were substituted for a mortgages on the industrial unit in the state of Rio Grande do Sul, and a new mortgage in relation to the agreement entered into in 2006 was created on the same industrial unit. The amount of such mortgages is sufficient to meet the BNDES’ real property mortgage requirements for each of the contracts.

(e)	Export credit note

In May 2006, the subsidiary, Portocel - Terminal Especializado de Barra do Riacho S.A. (“Portocel”), entered into an Export Credit Note transaction in the amount of R$ 104 million (US$ 50 million) in order to expand its port facilities. Interest is due at 100% of the CDI (Brazilian Interbank rate) and payable semiannually together with the amortization of principal from June 2008 to December 2013. A CDI x US$ swap linked to this transaction was also entered into under the same terms for maturity, exchanging the interest rate for exchange rate fluctuations plus + 5.985% p.a. The outstanding balance as of December 31, 2008 was US$ 40,228 (US$ 58,974 as of December 31, 2007). The notes are guaranteed by the Company and the fair value of providing such guarantee is immaterial.

(f)	Export prepayment transactions

As of December 31, 2008, the Company had prepayment transactions in the amount of US$ 1,389,000 (US$ 909,000 as of December 31, 2007) with various banks and which are subject to interest ranging from Libor + 0.6% to Libor + 3.5% p.a. and amortization of principal between June 2009 and December 2017. This balance includes approximately US$ 500 million of prepayments transactions contracted with the counterparties of the derivative transactions reversed in November 2008, the terms of which were modified as discussed in item (g) below, to be effective upon realization of certain future events subsequent to the date of the said agreement; May 13, 2009.

Under SFAS 15, “Accounting by Debtors and creditors for Troubled Debt Restructurings” (“SFAS15”), the effects of the modification of the terms are to be recognized prospectively. This will be done by us of the effective interest rate which will convert the carrying value of the prepayment transactions as at the modification date into the amounts effectively payable under the modified forms.

F – 35

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(g)	Debt derived from losses on derivative transactions

As disclosed in the Significant Event notice on November 3, 2008, the Company informed the market that it had concluded the unwinding of Target Forward, Swaps with Dollar Options, and Non-Deliverable Forward derivative transactions.

Immediately after the unwinding of such derivative transactions, the Company started negotiations with the transaction counterparties (“creditor banks”) and on January 19, 2009 informed the market in a Material Information Release notice that banks controlling more than 80% of the debt resulting from these transactions had agreed to minimum conditions proposed by the Company to restructure maturities and conditions for this debt. On January 23, 2009, holders of 97% of the debt had already manifested their agreement with respect to the Company’s proposal; on that date, only one creditor bank which is involved in bankruptcy proceedings in the United States, had still to agree to the Company’s proposal since it depended on approval of proposed terms and conditions by the bankruptcy court in New York.

The definitive agreement entered into with the banks on May 13, 2009 confirmed the terms and conditions announced on January 19, 2009, which were as follows:

•	Total amortization period of nine (9) years with a possibility of reduction to seven (7) years depending on the operating performance of the Company and on the occurrence of certain liquidity events;

•	Amortization in semiannual installments starting on June 30, 2009 and then, beginning in 2010, installments at the end of each quarter;

•	Interest at three-month Libor plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average interest rate of Libor + 4.6% p.a.;

•	Collateral guarantees on rural and industrial assets of the Barra do Riacho Unit - ES; and

•	Pledge of 28% of the Company’s common shares.

As of December 31, 2008, the principal of the debt resulting from the unwinding of derivatives totaled US$ 2,023,335, of which US$ 672,800 payable by the parent company, Aracruz Celulose S.A., and the remaining US$ 1,350,535 payable by the subsidiary, Aracruz Trading International Ltd.

Approximately US$ 500 million of the export prepayment transactions (Note 10 (f)) with these banks were also included in the agreement. With the signing of the definitive agreement to finance the debt derived from derivative transactions, these export prepayments now have the same terms and conditions established in the agreement, as described above.

F – 36

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(h)	Covenants

As of December 31, 2008, the Pre-export financing and BNDES loans with financial covenants amounted to US$ 698,055. As of December 31, 2008 and up to the conclusion of the negotiation of the debt derived from losses on derivative transactions, the Company was not in compliance with covenants on certain of the loan agreements, as a result of the recognition of the losses on such derivatives transactions (Note 14 (g)).

The negotiations initiated with these creditors in October 2008 included amendments to the respective covenants to adapt them to the changed levels of indebtedness.

The Company had received from all creditors proposals to restructure the terms and conditions of loans, including the adequacy or exemption from compliance with financial covenants. Upon signing the final contract related to refinancing the debt with derivatives transactions (Note 19), the terms of existing covenants on Pre-export financing also were redefined by the creditor banks to be in line with the Company’s financial capacity, and the breach of financial covenants was remedied. Additionally, as discussed in item (d) above, on April 14, 2009 the Company also agreed with the BNDES on the redefinition of the previous terms of covenants of the agreement entered into in 2006 and guarantees on BNDES loans.

11.	Stockholders’ equity

At December 31, 2008, the Company’s principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:

Arainvest Participações S.A. (an affiliate of Banco Safra S.A.), and Newark Financial Inc. (an affiliate of Votorantim Celulose e Papel (VCP)) with 28% each; São Teofilo Representação e Participações S.A. with 14.32%; Arapar S.A. (an affiliate of Group Lorentzen) with 13.68%; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.49%.

At December 31, 2008, Arainvest, Treasure Hold Investments Corp. (an affiliate of Banco Safra S.A.) owned preferred stocks which in total amounted to 14.83% of the total preferred stocks.

During 2007, the Company had increased its capital by US$ 501,368 using balances from the investment reserve, as required by the Brazilian Corporate Law. Such capital increase was approved by the General Shareholders’ Meeting held in April 24, 2007.

At December 31, 2008, the Company reported losses that were partially absorbed by the balances of the reserves accounts. These reserves are described below:

a) Fiscal-incentive reserve - Consists of the appropriations from retained earnings equivalent to the cumulative amounts by which income tax rates have been reduced each year as a result of the Barra do Riacho operations of the Company being located in a development area. The fiscal-incentive reserve may be used to increase capital and absorb losses, but is not available for cash dividends.

F – 37

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

b) Investment reserve - the investment reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which latter account cash dividends may then be paid.

c) Legal reserve - legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution of cash dividends.

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

Brazilian law permits the payment of cash dividends only from retained earnings reported in the local statutory account records, which reported an accumulated deficit of R$ 1,915,197 as of December 31, 2008. As of January 1, 1996, Brazilian corporations are allowed to attribute interest on stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 7.78%, 6.32% and 6.25% for the years 2006, 2007 and 2008, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus income reserves (including those mentioned above), determined in each case on the basis of the Brazilian currency statutory financial statements. The amount of interest attributed to stockholders is a deductible expense for corporate income tax purposes.

The Company paid US$ 259 million of dividends and interest on stockholders’ equity during the year ended December 31, 2008 (of which US$ 164 million related to 2007 results and US$ 95 million related to 2008 results through June). During 2007, the Company paid US$ 233 million and accrued US$ 44 million.

F – 38

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

Basic and diluted earnings per share

Basic and diluted earnings per share (“EPS”) as of December 31, 2006, 2007 and 2008, as presented in the Company’s statements of operations, have been calculated on the following basis taking into consideration the Dividend Allocation between Class A and Class B preferred stock and common stock as discussed in the following summary of significant rights, terms, privileges and conversion features of the Company’s stock:

	Common Stock	Class A Stock	Class B Stock
Voting Rights	Full voting rights.	None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.	None, except in very limited circumstances and in the event that dividends are not paid for three consecutive years. Voting rights will then be granted until the dividends in arrears for those three years are paid.

Privileges	None.

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

Conversion Features	None.	Can be voluntarily converted by the shareholder into Class B Stock (but not into Common Stock) at any time, at the option and cost of the shareholder at a conversion ratio of 1:1.	Cannot be voluntarily converted by the shareholder into Class A Stock nor to Common Stocks at any time.

Tag Along Rights	Yes, payable at 80% of the purchase price to paid to selling controlling shareholders upon a sale of the companies’ controlling block.	None.	None.

F – 39

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

The following presents the earnings per share calculations:

	2006
	Preferred stock		Common Stock	Total
	Class A	Class B
Minimum dividends for preferred stock class “A”	1,920			1,920
Dividends and interest on stockholders’ equity	3,704	79,543	61,181	144,428
Undistributed earnings	11,873	167,930	129,166	308,969

Total basic and diluted numerator	17,497	247,473	190,347	455,317

Basic and diluted denominator:
Weighted average shares outstanding	38,015	537,665	454,908

Basic and diluted earnings per share	0.4603	0.4603	0.4184

	2007
	Preferred stock		Common Stock	Total
	Class A	Class B
Minimum dividends for preferred stock class “A”	3,486			3,486
Dividends and interest on stockholders’ equity	2,346	85,065	65,297	152,708
Undistributed earnings	9,926	144,799	111,150	265,875

Total basic and diluted numerator	15,758	229,864	176,447	422,069

Basic and diluted denominator:
Weighted average shares outstanding	36,933	538,747	454,908

Basic and diluted earnings per share	0.4267	0.4267	0.3879

	2008
	Preferred stock		Common Stock	Total
	Class A	Class B
Minimum dividends for preferred stock class “A” (*)	2,000			2,000
Dividends and interest on stockholders’ equity	644	51,792	39,104	91,540
Allocation of loss under EITF 03 06 (**)			(1,332,234)	(1,332,234)

Total basic and diluted numerator	2,644	51,792	(1,293,130)	(1,238,694)

Basic and diluted denominator:
Weighted average shares outstanding (***)	27,957	547,723	454,908

Basic and diluted earnings per share	0.0946	0.0946	(2.8426)

(*)	The minimum dividends for preferred stock class “A” were satisfied through payment of interest on stockholders’ equity.
(**)	In accordance with the Company’s by-laws, its preferred shareholders are not contractually obligated to absorb losses. Consequently, application of EITF No. 03-06, Issue 4, would require losses to be allocated entirely to common shareholders.
(***)	The weighted average shares outstanding is net of Treasury Stock.

F – 40

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

There were no dilutive securities outstanding in 2006, 2007 and 2008.

12.	Pension plan

The Company sponsors a defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social (“ARUS”), which covers substantially all of its employees. The principal objective of the pension plan is to supplement the social security pension benefits of the employees of the Company (“Sponsors”).

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which manages (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds and marketable equity securities.

Contributions made by the Company to the plan amounted to US$ 3,125, US$ 3,689 and US$ 4,168 in 2006, 2007 and 2008, respectively, and represented the annual pension expense of the Company for the plan.

13.	Contingencies and Commitments

(a)	Contingencies

(i)	Labor proceedings

On December 31, 2008, the Company had a total provision recorded for labor proceedings of US$ 17.6 million (US$ 20.4 million on December 31, 2007) and a corresponding deposit in an escrow account of US$ 7.2 million (US$ 7.5 million on December 31, 2007).

Labor proceedings consist principally of those related to the effect of variation in the inflation indexes (economic plans) on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (“FGTS”), and also of additional amounts allegedly owed to certain employees that perform hazardous activities.

(ii)	Social charges proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating basically to the value of housing allowances paid to certain employees over a period of several years. INSS considered that the reduced amount of housing allowances to the employees represented a fringe benefit and, consequently, that

F – 41

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

the corresponding social charge was underpaid. The Company has been contesting this notification in the amount of US$ 1.7 million in Court and is seeking to annul it. On December 31, 2008, the Company has placed approximately US$ 1.6 million in an escrow account to cover this claim. The Brazilian Superior Court of Justice granted a decision in favor of the Company on examination of the first judicial claim related to the matter. Based on the opinion of its legal advisors, who evaluated the probability of loss in such case as remote, the Company did not recognize any provision for loss on this matter.

(iii)	PIS and COFINS contributions

On December 31, 2008, the provision for contingencies included US$ 75.0 million (US$ 94.3 million at December 31, 2007) for PIS (Social Integration Program) and COFINS (Social Fund) payable on exchange gains on U.S. Dollar denominated debt resulting from the appreciation of the Real against the U.S. Dollar, principally in the period from early 1999 until September 2002.

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS and COFINS contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. In November 2001 the Company was granted a favorable judgment.

After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for the Company’s case at that time, the Company decided to cancel, on August 29, 2003, part of the legal action, relating to the rate increase and the basis of calculation modifications (except for foreign exchange variation), and decided to pay the accrued amount in installments according to a special tax collection called PAES program, enacted by Law 10.684/2003. Nevertheless, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested, and was granted, a provisional remedy allowing it not to pay the PAES installments related to such modification.

In September 2007, based on the opinion of its legal advisors, the Company decided to reverse approximately US$ 37.3 million of this provision, pursuant to article 150, § 4º of the National Tax Code.

Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, meaning that the jurisprudence on the matter is consolidated, the Company is convinced that it is very unlikely that an unfavorable decision will be issued. Notwithstanding, considering a late 2007 pronouncement of Ibracon (Brazilian Independent Auditors Institute), the Company, adopted a conservative approach and decided to restore the reversed amount of the provision.

F – 42

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(iv)	Value-Added Tax Credit

In October 2006, the Company received tax assessments, issued by the government of the State of Espírito Santo, in the total amount of US$ 41.2 million, related to the alleged non compliance of formal obligations and supposedly inappropriate ICMS credits from fixed assets and from goods acquired for utilization in the process of pulp production. The company has paid a minor part of that value and has been contesting another 17 notifications, in the amount of US$ 40.1 million. The Company has already been granted favorable decisions in tax notifications amounting to US$ 6.3 million. In March 2008, the Company received notice of judicial claims deriving from three of the tax assessments judged against the Company, in the amount of approximately US$ 33.4 million, and timely contested them. Based on the opinion of its legal advisors, who evaluate the probability of loss of this matter in the courts as no more than possible, no provision has been recognized.

(v)	Civil Public Suits - Eucalyptus Plantations in Rio Grande do Sul State

In the year 2007 a number of Non-Governmental Organizations (NGOs) and the Federal Public Prosecution Office in the State Rio Grande do Sul brought two Civil Public Suits questioning the validity of the procedures adopted by the State’s Environmental Protection Foundation (Fundação Estadual de Proteção Ambiental – “FEPAM”) in issuing environmental licenses for eucalyptus plantations in that State. A provisional measure was initially granted, which required that FEPAM cease to issue environmental licenses for eucalyptus plantations, the responsibility for which was then transferred to the Brazilian Federal Environmental Institute (Instituto Brasileiro de Meio Ambiente, “IBAMA”). The provisional measure was suspended by the Federal Court of the 4th Region at the request of the Government of the State Rio Grande do Sul. The Company believes that such suspension will be confirmed by the court’s definitive decision on the merits. Based on the opinion of its legal advisors, who evaluate the probability of loss in the courts of this matter as no more than possible, no provision for loss has been recognized. Additionally, the Company cannot precisely estimate the amount involved in these claims.

(vi)	Environmental Regulations

The Company’s forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company’s management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

F – 43

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(vii)	Class Action

In November 2008, a securities class action lawsuit was filed against the Company and certain of its current and former officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Company’s shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit the Company is defending. The complaint asserts claims alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that the Company represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions to which the Company had entered into. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

(viii)	Others

Based on an analysis of the disputes involved, and consultation with its legal counsel the Company has recorded additional provisions for loss in the amount of US$ 12.7 million relating to several other legal disputes and has also made deposits in the amount of US$ 10.1 million in escrow accounts as of December 31, 2008.

F – 44

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(b)	Commitments

(i)	Indian Communities - Terms of settlement

In the first semester of 1998, the Indian communities and the Company entered into Terms of Settlement in which both parties recognized the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company. The Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to US$ 5.8 million at December 31, 2008), monetarily restated by one of the official inflation indexes, to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Despite the fact that the Terms of Settlement were in force, in 2005 some members of the Indian communities invaded some forestry areas and the industrial premises of the Company. Since the invasion represented the breach of the Terms of Settlement by the Indian communities, the Company - after having notified the communities themselves, the National Indian Foundation -FUNAI and the Federal Public Prosecutor (Ministério Público Federal) – in 2005 suspended all its commitments towards the Indian communities under the Terms of Settlement. During the period in which the Terms of Settlement were being complied with, the Company had donated to the Indian Associations the amount of approximately R$ 9.6 million (equivalent to US$ 4.1 million at December 31, 2008).

On February 17, 2006 FUNAI published Dispatches N° 11 and 12 in the Official Federal Gazette, approving the conclusion of the working group set up by FUNAI Edict N° 1.299/05, which recommends the extension of Indian reserves by approximately 11,000 hectares, comprised almost entirely of lands whose title and possession belong to Aracruz. These areas were identified by the working group as being land traditionally occupied by Indians. Confident in the robustness of its rights, the Company challenged those Dispatches on June 19, 2006. In early 2007 the Ministry of Justice, who should ultimately decide the matter, returned the administrative procedure to FUNAI, determining that it widen the studies “with a view towards preparing an appropriate recommendation that assuages the interest of both parties”.

On August 27, 2007, the Ministry of Justice, based on the conclusions of the working group set up by FUNAI Edict No. 1,299/05, issued Edicts nr. 1.463 and 1.464 which enlarged the Indian reservation by 11,000 hectares, 98% of which (i.e., approximately 10,700 hectares) are lands owned or legally possessed by the Company. The net book values of such lands are immaterial.

The land dispute among the Company and the Indian Communities in the State Espírito Santo was resolved in 2007. On December 3, 2007, in the Ministry of Justice in Brasilia, a Conduct Adjustment Agreement (TAC) was signed that considers the rights and obligations of the Company, the Indians and the National Indian Foundation - FUNAI in transferring approximately 11,000 hectares of land to the indigenous communities. The

F – 45

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

TAC also sets forth that all the eucalyptus wood planted in the area (approximately 6,800 hectares of forest) shall be harvested by the Company as a compensation for improvements. The enlargement of the Indian reservations must still be approved by decree from the President of Brazil, with the subsequent demarcation of the lands in question, when the transfer of title to the lands shall be effective.

The signature of the TAC was accompanied by all authorities that took part in the negotiation, including the Federal Attorney General and FUNAI - which will be responsible for hiring a company to do the physical demarcation of the lands - and sets forth that both parties will abandon any current or future claims against each other in relation to the matter. The agreement was ratified in March 2008 by the Federal Court of Linhares, State of Espírito Santo.

Before the signing of the settlement, the terms of the TAC were submitted to the indigenous communities and approved at an assembly on October 16, 2007 and subsequently ratified by them on November 28, 2007, as recommended by Convention 169 of the International Labor Organization (“ILO”) regarding indigenous and tribal peoples, to which Brazil is a signatory.

The Company considers the agreement a sustainable solution that enables the balance among the interests of all parties involved, since it satisfied the demands of the Indians for an enlargement in their lands, while at the same time providing the Company with the legal assurances that these lands will not be expanded again. No further amounts are payable to the Indian communities.

(ii)	“Take-or-Pay” contract

As part of the sale of the electrochemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus entered into a long-term contract for the supply of chemical products by Canexus, revised in 2002 to include additional volumes. Under the take-or-pay clause, the Company is committed to buying a projected volume of chemical products. Volumes purchased by the Company above the agreed minimum volume in a given year can be offset against volumes purchased below the minimum volume in subsequent years. For purchases in volumes below the agreed minimum volume, the Company pays the price provided for by the contract. There were committed volumes until December 2008 related to the contractual amendment entered into in 2002.

(iii)	Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. for a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005. The remaining balance as of December 31, 2008 is 226 m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount repayable of US$ 1,647 under liabilities. The contract provides for the return of an equivalent volume on similar operating conditions until the first half of 2009.

F – 46

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

In August 18, 2008, the Company signed a new contract with Suzano Papel e Celulose S.A. for a loan of 400 thousand m³ of eucalyptus wood to be received until February, 2009. The balance received until December 31, 2008 is 230 thousand m³ and, based on its present forest formation costs and harvest costs, the Company booked the amount repayable of US$ 6,137 under liabilities. The contract provides for the return of an equivalent volume on similar operating conditions starting on July 2010.

(iv)	Other guarantees and collaterals

As of December 31, 2008, the Company provides guarantees and collaterals severally totaling US$ 217,508, on behalf of Veracel Celulose S.A., in respect of third-party loans and litigation. Additionally, the Company provides guarantees to the Caixa Estadual do Rio Grande do Sul savings bank in respect of rural credit extended to the Company’s suppliers under the forestry production program. Such guarantees covered a total of US$ 2,166 as of December 31, 2008.

The fair value of the cost of providing such guarantees is immaterial.

14.	Risk management and financial instruments

(a)	Policy for use of derivatives

The Company’s sales are 98% denominated in U.S. Dollars, while half of its costs are incurred in Brazilian reais. In order to hedge its cash flows against the appreciation of the real in relation to the U.S. Dollar, the Company may enter into derivative transactions.

The Company’s policy for derivatives is intended to hedge the Company’s cash against fluctuations in currency exchange and interest rates. The Director for Finance and Investor Relations is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business. The Director for Control and Risk Management, a position created in November 2008, is responsible for internal control over derivative transactions and adherence of such transactions to the Company’s rules and financial policy.

(b)	Risk management objectives and strategies

The Company, under its policy for management of financial assets, permanently seeks to maximize return in relation to risks. To accomplish this, criteria and indicators are established to monitor the adequacy of management of liquidity, market, credit and interest rate risks.

F – 47

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(i)	Liquidity risk

In order to preserve financial liquidity, the Company aims to maintain a minimum ratio of 1.5 times the sum of cash, committed credit lines, and free-cash flow in relation to the principal of the debt coming due in 12 months, where cash should be at least equal to the amount of the principal coming due.

(ii)	Market risk

The Company seeks to limit losses due to the appreciation of the real. For this purpose, it uses swaps and forward swaps (Non Deliverable Forwards) that result in a short position in U.S. Dollars. As the Company also has part of its indebtedness in U.S. Dollars, foreign exchange swaps that may have exposure to interest rates are permitted.

(iii)	Credit risk

Because derivative transactions can generate gains (amounts receivable) for the Company these potential gains may generate exposure to credit risk in relation to counterparties. To mitigate this risk, transactions are limited to a notional value of US$ 50 million with each counterparty and maximum maturities of one year with banks based in the so-called G7 countries that have a rating equal to or higher than “A-”.

(iv)	Interest rate risk

The Company may incur losses through the fluctuations of interest rates, which might increase interest charges on debt. The Company seeks to limit such losses through interest rate swaps as shown in item (e) below.

(c)	Risks associated with each market strategy and parameters used to manage these risks and results obtained in relation to proposed objectives

The Company’s strategy in relation to derivatives is limited to protection against interest rate fluctuations and appreciation of the dollar. As of December 31, 2008, the Company has three open derivative transactions that fall under this strategy and which expose the Company to the following risks:

•	Strong appreciation of the dollar could result in the fair value of derivative transactions increasing considerably (that is, the Company could suffer increasing losses);

•	A strong drop in interest rates (TJLP and CDI) could also result in the fair value of derivative transactions, increasing considerably (that is, the Company could suffer increasing losses);

The Company understands that the main risk is the significant appreciation of the dollar. However, since a significant portion of the Company’s sales are linked to the dollar, a possible loss on current derivative transactions (sold position in U.S. Dollars) would be offset naturally

F – 48

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

by gains from the Company’s sales revenues. In order to minimize risks, it is Management’s practice to monitor indicators discussed in this note prior to entering into such transactions and in subsequent, periodical assessments of open transactions.

(d)	Fair values of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair values

Derivatives held by the Company are as follows:

•	A conventional swap in which the Company receives TJLP plus interest and pays U.S. Dollar plus interest. As of December 31, 2008, the fair value payable is US$ 23,467;

•	A conventional swap in which the Company receives CDI and pays U.S. Dollar plus interest. As of December 31, 2008, the fair value payable is US$ 4,770;

•

A swap with verification in which the Company receives LIBOR plus interest and pays LIBOR plus a lower interest rate. Strike prices are set in U.S. Dollars and if the actual exchange rate is higher than the strike price each on verification date, the Company pays the difference between the actual quotation and the strike price. The transaction has a cap (upper limit). As of December 31, 2008, the fair value payable is US$ 32,745.

Fair value of the conventional U.S. Dollar x TJLP swap was computed as follows:

•

The base value (R$) is adjusted by the TJLP up to December 31, 2008 and thereafter interest contracted to maturity is added (multiplying effective rate factor - FTE). The result of this procedure is the future value of the TJLP position. Then, the future value of the TJLP position is discounted to present value using the curve for the TJLP (obtained from the BM&F, using Pre x TJLP and Pre x CDI swaps). The result is the fair value of the Company’s asset position;

•

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result of this procedure is the future value of the U.S. Dollar position. Then, the future value of the U.S. Dollar position is discounted to present value using the curve for the U.S. Dollar (obtained from the BM&F using swaps U.S. Dollar x CDI). The result is the fair value of the counterparty’s asset position;

•

Finally, the difference between the fair value of the Company’s asset position and the fair value of the counterparty’s asset position is calculated. The result obtained is the fair value of the transaction.

Fair value of the conventional U.S. Dollar x CDI swap was computed as follows:

•	The base value (R$) is adjusted by the CDI rate up to 12/31/2008. The result of this procedure is the fair value of the Company’s asset position as of that date;

F – 49

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

•

The base value (US$) is adjusted by the interest rate contracted for the liability position. The result of this procedure is the future value of the U.S. Dollar position. Then, the future value of the U.S. Dollar position is discounted to present value using the curve for the U.S. Dollar (obtained from the BM&F using U.S. Dollar x CDI swaps). The result is the fair value of the counterparty’s asset position;

•

Finally, the difference between the fair value of Company’s asset position and the fair value of the counterparty’s asset position is calculated. The result obtained is the fair value of the transaction.

It was decided that the Monte Carlo Model would be used to estimate the fair value of the swap with verification. In this case, possible trajectories for U.S. Dollar price quotations are generated based on the quotation for the U.S. Dollar and implicit volatility obtained from Bloomberg. Based on these quotations, possible payments or receipts are obtained on verification dates. Then, these flows are discounted to present value using the BM&F fixed rate curve. The average of these present values represents the fair value of the transaction.

F – 50

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(e)	Amounts recorded in asset and liability accounts segregated by category, risk, and market strategy, those intended to hedge assets and those for trading.

The fair value of outstanding derivative transactions and other related balances were recognized in the financial statements as follows:

	Consolidated
	2007	2008
Current assets
Interest rate SWAP contracts:
CDI vs. US$	3,417

Total current assets	3,417

Noncurrent assets
Long-term assets

Interest rate SWAP contracts:
TJLP vs. US$	29,699

Total noncurrent assets
Long-term assets	29,699

Total derivative instruments – assets	33,116

Current liabilities
US$ futures contracts
Transaction linked to export prepayment		32,745

Interest rate SWAP contracts:
CDI vs. US$		4,770

Total current liabilities		37,515

Noncurrent liabilities
Long-term liabilities
Interest rate SWAP contracts:
TJLP vs. US$		23,467

Total noncurrent liabilities
Long-term liabilities		23,467

Total derivative instruments – liabilities (Note 15)		60,982

F – 51

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(f)	Amounts grouped by asset, referential index, counterparty, trading place, and maturity range

Counterparty	Asset	Referential index	Maturity range	Notional amount in reais	Exposure in U.S. Dollars
Citibank	Conventional Swap	Asset in TJLP Liability in US$	Oct/2010	331,594	170,000
HSBC	Conventional Swap	Asset in CDI Liability in US$	June 2009 to December/2013	94,014	45,000
ING	Swap with verification	Neutral in Libor Liability in US$	Apr/2009 to Sept/2009	701,100	300,000

The transactions informed in the above table are traded in the over-the-counter market.

(g)	Gains and losses in the period, grouped by main categories of risk assumed, those recorded in income (loss) and those recorded in shareholders’ equity are segregated.

Breakdown of consolidated gains (losses) on derivative transactions:

	As of December 31
	2007	2008
Future DI - BM&F	(36,354)	2,196
Future US$ - BM&F	93,670	98,408
NDF - Non Deliverable Forward		(19,608)
Interest rate Swap	38,321	(63,377)
Sell Target Forward (i)		(1,830,763)
Swap Libor (Prepayment) (i)		(351,083)
Sell Target Forward (NDF)		4,972

Total	95,637	(2,159,255)

(i)	The 2008 losses on Sell Target Forward and Swap Libor (Prepayment) resulted from the Company’s short positions in U.S. Dollars at the time when exchange rates trends changed abruptly and sharply, requiring the Company to close its positions in order to curtail its losses.

(h)	Amounts and effects on income (loss) of transactions that no longer qualify as hedged asset transactions, and amounts transferred from shareholders’ equity as a result of the recognition of losses and gains on the hedged item.

The Company did not adopt hedge accounting.

F – 52

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

(i)	Main transactions and futures commitments covered by cash flow hedges, highlighting terms for financial impact foreseen

The Company did not adopt hedge accounting.

(j)	Amount and type of guarantee margins

The derivative transactions held by the Company as of December 31, 2008 do not require margin guarantees.

(k)	Detailed reasons for possible changes in classification of financial instruments

The Company did not change any classification of financial instruments.

14.1.	Non-derivative financial instruments

(a)	Customer credit risk

The Company may incur losses due to financial difficulties of its customers that lead them to fail to honor their obligations with the Company. To reduce this risk, the Company has an all inclusive credit insurance policy and adopts specific policies for customers not covered under this policy. It may even in some cases use mechanisms of risk mitigation such as advance receipt and letters of credit. The risk of the trade accounts receivable balance is monitored by Management and possible losses identified are recognized in the allowance for doubtful accounts.

(b)	Financial institutions

The amount of cash investments allocated to financial institutions with a risk rating of “BBB+” will be limited to the lower of US$ 50 million for each business group, or 5% of the consolidated shareholders’ equity of the financial institutions that are part of one and the same business group. The amount invested in institutions with a risk rating of “BBB+” cannot exceed in aggregate 10% of funds invested in the country that the institution is located. In the case of a higher rating, the maximum amount invested or deposited will be up to 10% of the consolidated shareholders’ equity of the financial institutions in one and the same business group and the total amount invested in each group will be limited to 20% of the Company’s available cash. In cases where there are two or more ratings from different agencies, the highest will be considered.

For banks whose parent companies’ are rated at least “A-”, there will be no shareholders’ equity limit for the local subsidiary as long as there is sufficient evidence of the parent’s support of its branch’s obligations.

F – 53

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

For institutions that are part of a financial conglomerate, whether an associated company, subsidiary, or branch, the consolidated financial statements of the respective business group will be considered both for rating and for limits of shareholders’ equity and total funding. Notwithstanding, the comfort supplied by its shareholders to such institution will also be analyzed.

(c)	Corporate credits

Minimum rating of A-, the maximum amount of US$ 20 million per security or asset issued up to the limit of 10% of the issue value. The amount allocated to corporate credits cannot exceed 20% of the Company’s available cash and the term for the investment cannot exceed 24 months.

(d)	Fair value of other financial instruments

To determine the fair value of assets and liabilities, reported amounts were adjusted when applicable based on market or contractual interest rates and the changes were recognized in income.

15.	Assets and Liabilities Measured at Fair Value on a Recurring Basis

As discussed in Note 2.1, the Company adopted SFAS N° 157, “Fair value measurements”. The adoption of SFAS 157 did not have a material impact in the Company’s statements of operations and financial position. As required by SFAS 157, the following table discloses the relevant assets and liabilities measured at fair value on a recurring basis:

		Fair value at the reporting date using
Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities (short-term investments)	368,862	368,862
Derivative instruments (Note 14 (e))	(60,982)		(60,982)

Total	307,880	368,862	(60,982)

F – 54

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

16.	Segment information

The Company has adopted SFAS N° 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), with respect to the information it presents about its operating segments and geographical information. SFAS 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on the same basis as the information used internally by the top decision-maker for evaluating segment performance and for deciding how to allocate resources to segments.

The Company has determined that its operations have only one operating segment: pulp.

Sales by geographic area are determined based on the location of the customers.

The Company’s exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,
	2006	2007	2008
North America	661,177	709,285	809,964
Europe	721,074	844,393	776,690
Asia	443,904	450,002	411,767
Other	18,871	3,337	1,184

Total	1,845,026	2,007,017	1,999,605

Sales to two unaffiliated customers represented 34% and 15% of net sales in 2008. Two unaffiliated customers represented 29% and 15% in 2007, and 31% and 13% in 2006. No other individual customers represented more than 10% of net sales.

The Company’s assets are concentrated in Brazil. Assets outside Brazil are for sales support and are insignificant.

F – 55

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

17.	Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,
	2007		2008
	Assets	Liabilities	Assets	Liabilities
Balance sheet
Current
Cash and cash equivalents
Banco Safra S.A.	59,881		75,947
Banco Votorantin S.A.			41,456
Aracruz Produtos de Madeira S.A.	495		549	252
Cia de Navegação Norsul			213
Veracel Celulose S.A. (Pulp payables)		21,663		23,529
Long-term debt (including current portion and accrued finance charges)
BNDES – Banco Nacional de Desenvolvimento Econômico e Social		429,026		308,838

	60,376	450,689	118,165	332,619

	Year ended December 31,
	2006	2007	2008
	Expense	Expense	Expense
Income statement
Financial income
Banco Safra S.A.	(8,891)	(10,273)	(8,603)
Banco Votorantin S.A.	(7,308)	(2,276)	(2,761)
Wood Sales
Aracruz Produtos de Madeira S.A.	(3,049)	(3,464)	(4,783)
Pulp purchases
Veracel Celulose S.A.	167,459	205,481	246,518
Financial expenses
BNDES – Banco Nacional de Desenvolvimento Econômico e Social	48,121	89,955	(48,815)
Rendering of services
Cia de Navegação Norsul	9,455	10,583	14,594

	205,787	290,006	196,150

F – 56

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

18.	Share-Based Employee Compensation

During 2006, 2007 and 2008, Management remuneration was charged to expense as follows:

	Consolidated
	2006	2007	2008
Remuneration of the Board of Directors	1,023	1,169	1,258
Remuneration of Management and Executive Officers	5,760	7,591	5,075

Total	6,783	8,760	6,333

The Company pays part of the variable remuneration of certain of its executives based on shares, as shown below:

Level of Executive	Basis of Calculation
Officers	Computation of “phantom shares”	Average quotation of the ADR on the New York Stock Exchange on the final Day of the year, multiplied by the US$ Exchange Rate on the day that the award of shares is approved.
	Payment of “phantom shares”	Average quotation of the ADR on the New York Stock Exchange for the six months prior to the first day of the month of payment.

Managers	Computation and Payment of “phantom shares”	Average quotation of the market value of Class B Preference Shares (PNB) of the Company in December of each year.

The executives who take part in this plan have their annual performance review assessed in comparison with pre-established targets and objectives to be met during the year. Based on this, a determination is reached as to the amount of variable remuneration to which the executive is entitled for that year and which will be deferred for payment in the future under the terms of the plan. The reference value awarded is divided by the share reference price, calculated as per the above Schedule. The resulting amount is equivalent to a certain number of shares (Phantom Shares) which will be used as a basis to pay the executive in the future. The payments are made in cash, without issue or delivery of shares upon completion of the period of three consecutive years of employment after the year in which the award is earned. The variable remuneration awards are classified therefore as a liability on the Balance Sheets at fair value using market quotation on each such date. Participants will forfeit the variable remuneration amounts deferred if they voluntarily separate from employment during this three year vesting period. The Company credits or charges the amounts deferred with earnings or losses, respectively, based on the fair values of the respective stocks as of each reporting period end, based on its market value. The Company expenses the variable remuneration over the requisite service period which includes the vesting period.

F – 57

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

As of December 31, 2008 and 2007, the position on variable share-based remuneration is summarized as follows:

	2007			2008
	Managers	Directors	Total	Managers	Directors	Total
Number of ADR’s (thousands)		65	65		44	44

Number of stocks (thousands)	437		437	435		435

Balances payable	5,951	10,010	15,961	853	6,460	7,313

Charge (credit) to income for the year	1,342	5,280	6,622	(3,380)	(105)	(3,485)

The Company has no post-employment benefits or benefits arising on the rescission of employment contracts.

During 2008, there were no significant transactions between the Company and key management personnel.

19.	Subsequent event

a)	Votorantim acquired controlling interest in Aracruz

On January 20, 2009, the shareholder, Votorantim Celulose e Papel S.A. (“VCP”), disclosed to the market in a Material Information Release that it had concluded the negotiations carried out with the Lorentzen, Moreira Salles and Almeida Braga families (the “families”) in order to acquire Aracruz common shares representing approximately 28% of the voting capital held by the Safra family, upon exercise of the tag along right as a result of such negotiation. On March 5, 2009 the Company’s management was officially notified by VCP that it had entered into an agreement in order to acquire, directly or through a subsidiary, the above mentioned common shares.

The transaction was settled on April 29, 2009, under the terms and conditions of the agreement. With this settlement, VCP directly and indirectly holds approximately 84% of the voting capital of Aracruz.

According to the Material Information Release above, VCP filed with the Brazilian Securities and Exchange Commission (“CVM”) a request of registration of a tender offer for the common shares of Aracruz currently outstanding in the market, for a price equivalent to 80% of the price agreed with the Safra family and the families, to be paid under the same terms and conditions granted to said sellers. According to the Material Information Release disclosed on January 20, 2009, the Board of Directors of VCP considers to be fair the exchange of one (1) Aracruz share for each 0.1347 of one share of VCP.

F – 58

Aracruz Celulose S.A.

Notes to Consolidated Financial Statements

Expressed in thousands of United States dollars

(unless otherwise stated)

b)	Contract with the creditor banks was signed

On May 13, 2009, the Company signed the definitive agreement with the creditor banks for the payment of debt originated from operations with derivative financial instruments held in 2008. The main terms and conditions of the contract, which ratified the terms of the preliminary contract in January 2009 are described below as discussed in Note 10 (g):

•	Total amortization period of nine (9) years with a possibility of reduction to seven (7) years depending on the operating performance of the Company and on the occurrence of certain liquidity events;

•	Amortization in semiannual installments starting on June 30, 2009 and then, beginning in 2010, installments at the end of each quarter;

•	Interest at three-month Libor plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average interest rate of Libor + 4.6% p.a.;

•	Collateral guarantees on rural and industrial assets of the Barra do Riacho Unit - ES; and

•	Pledge of 28% of the Company’s common shares.

The consolidated financial statements are presented in accordance with these terms.

The restrictive clauses (covenants), which were not in compliance on December 31, 2008, as disclosed in Note 10 (h), were redefined in the final contract, thereby remedying any effects of that non-compliance. Thus, on December 31, 2008, the Company was in compliance to the new restrictive clauses contractually defined.

Additionally, as discussed in Note 10 (h), on April 14, 2009 the Company also agreed with the BNDES on the redefinition of the previous terms of covenants set forth in the agreement entered into in 2006 and guarantees on BNDES loans.

*    *    *

F – 59