Form 20-F/A
period 2008-12-31
ARACRUZ CELLULOSE S A
filed 2009-11-09
CIK 883952

As filed with the Securities and Exchange Commission on November 9, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

01452-000 São Paulo, SP, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:

Class B Preferred Stock	New York Stock Exchange*

American Depositary Shares (as evidenced by American Depositary Receipts), each representing ten shares of Class B Preferred Stock	New York Stock Exchange

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

455,390,699	Shares of Common Stock
27,956,802	Shares of Class A Preferred Stock
549,206,619	Shares of Class B Preferred Stock

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

Richard S. Aldrich, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

EXPLANATORY NOTE

This amendment to the annual report on Form 20-F of Aracruz Celulose S.A., or the Company, for the fiscal year ended December 31, 2008, filed on June 30, 2009, is being filed solely for the purpose of correcting the cover page of the Form 20-F, to include the Class B Preferred Stock of the Company, which class of securities is registered under the Exchange Act, and was inadvertently omitted from the cover page.

Therefore, our annual report for the fiscal year ended December 31, 2008 is amended to include the Class B Preferred Stock of the Company on the cover.

Except as described above, no change has been made to our annual report on Form 20-F. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2009 or reflect any events that have occurred after the filing of the annual report on Form 20-F on June 30, 2009.

ITEM 19.	EXHIBITS

1.1	English translation of the Company’s by-laws (estatuto social), incorporated by reference to the Company’s Annual Report on Form 20-F (Commission File No. 1-11005) (File No. 5928007) filed on June 30, 2005.*

2.1	Amended and Restated Deposit Agreement dated as of July 23, 2007, among the Company, Citibank N.A. as Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. Incorporated by reference to the Company’s Registration Statement on Form F-6 (File No. 333-143927), filed with the Securities and Exchange Commission.*

6.1	See Note 1(s) to the Company’s audited consolidated financial statements for information explaining how earnings per share information was calculated.*

8.1	See “Item 4C. Organizational Structure—Significant Subsidiaries” of this annual report for information regarding the Company’s subsidiaries.*

12.1	Certification by the Chief Executive Officer required by Item 15.

12.2	Certification by the Financial and Investor Relations Officer required by Item 15.

12.3	Certification by the Officer for Control and Risk Management required by Item 15.

13.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by the Financial and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3	Certification by the Officer for Control and Risk Management pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed.

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

Date: November 9, 2009

3